Form 20-F
period 2014-12-31
TOWER ONE WIRELESS CORP.
filed 2017-05-09
CIK 1579026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

_________________________________________

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31 2014

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________

Commission file number [   ]
_________________________________________

PACIFIC THERAPEUTICS LTD.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1500 – 409 Granville St. in Vancouver BC, V6C 1T2 Canada
(Address of principal executive offices)

Tel: 604-559-8051
Fax: 604-559-8051
(Name, Telephone, E-Mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
38,976,825 CLASS A COMMON SHARES,	Canadian National Stock Exchange
NO PAR VALUE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE
_________________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report:
38,976,825
Class A Common Shares, no par value as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned Company, as defined in Rule 405 of the Securities Act.

YES [   ] NO [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES [   ] NO [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [   ] NO [ X ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site: www.pacifictherapeutics.com, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES [   ] NO [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 in the Exchange Act. (Check one):

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ ] U.S. GAAP	[ X ] International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ] Item 18 [ X ]

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES [   ] NO [   ]

PACIFIC THERAPEUTICS LTD.
Table of Contents

Part I

Brief Introduction

Pacific Therapeutics Ltd. (the “Company”, “Issuer” or “PTL”) is a British Columbia, Canada corporation, incorporated on September 12, 2005. It is a reporting Company in British Columbia and Ontario, and its shares are listed for trading on the Canadian National Stock Exchange (“CNSX”).

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management.

The term of office of the Company’s directors expires annually at the time of the Company’s annual general meeting. The term of the office of the officers expires at the discretion of the Company’s directors. Below is a list of the Company’s directors and senior management:

Name	Tital in the Company	Date of Appointment to Office
Douglas H. Unwin, B.Sc., MBA	President, CEO, Director	September 12, 2005
1500 – 409 Granville Street
Vancouver, BC V7G 2S2

Douglas Wallis, CA	Director	May 10, 2011
7178 Quatsino Drive
Vancouver, BC V5S 4C3

M. Greg Beniston, LLB	Chairman	Chairman since October 31, 2007;
1802 – 1000 each Ave		Corporate Secretary: from September 2005 to October 31, 2007
Vancouver, BC V6E 4M2

Wendi Rodrigueza, PhD	Director	November 5, 2009
46701 Commerce Drive Rd
Plymouth, MI 48170

Derick Sinclair, CA	CFO and Corporate Secretary	since September 1, 2007;
1550 Ostler Court		Corporate Secretary since October 31, 2007
North Vancouver, BC V7G 2P1

Please also see Item 6 of this Form 20-F for more information about the directors and senior management.

B. Advisers.

The Company’s outside legal counsel is Hunter Taubman Weiss LLP, at 130 w. 42nd Street, Suite 1050, New York, NY 10023; Tel: (212) 732-7184.

C. Auditors.

The Company’s auditors are Davidson & Company Chartered Professional Accountants at 1200-609 Granville Street, Vancouver, BC V7Y 1G6; Tel: (604) 687-0947.

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data For the Years Ended December 31, 2014, 2013 and 2012

The following selected information should be read in conjunction with the Company’s financial statements, and notes, filed with this Form 20-F. This information, and all other financial information in this Form 20-F, is stated in Canadian dollars unless otherwise noted.

The financial information is presented on the basis of International Financial Reporting Standards. With respect to the Company’s financial statements, there are no material differences from applying these principles compared to applying United States generally accepted accounting principles.

Period ended	FYE 2014 (IFRS)	FYE 2013 (IFRS)	FYE 2012 (IFRS)
Net Sales	$Nil	$Nil	$Nil
Net loss and Comprehensive Loss	($693,645)	($740,846)	($605,468)
Basic and diluted loss per share	($0.02)	($0.03)	($0.03)
Weighted average shares	37,830,595	27,561,948	21,637,193

Year ended	FYE 2014 (IFRS)	FYE 2013 (IFRS)	FYE 2012 (IFRS)
Total assets	$67,315	$287,044	$206,533
Net Assets	($875,761)	($440,144)	($430,990)
Share capital	$2,760,010	$2,699,210	$1,995,716
Contributed surplus	$289,766	$123,704	$206,212
Deficit accumulated during the development stage	($3,955,537	($3,263,058)	($2,662,918)
Common Shares Issued	38,976,825	37,456,825	22,586,825
Dividends	$Nil	$Nil	$Nil

B. Capitalization and indebtedness.

The following table sets forth our capitalization as of December 31, 2014 and December 31, 2013. This table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes included elsewhere in this Registration Statement on Form 20-F.

	As of December 31, 2014	As of December 31, 2013
Current Liabilities:
Accounts payable and accruals:	$943,076	$727,188
Non-Current Liabilities:	$Nil	$Nil
Equity:
Common shares	$2,760,010	$2,699,210
Subscriptions Received	$30,000	$Nil
Contributed Surplus	$289,766	$123,704
Accumulated deficit	$3,955,537	($3,263,058)
Total equity	($875,761)	($440,144)
Liabilities and equity:	$67,315	$287,044

C. Reasons for the offer and use of proceeds.

Not Applicable.

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

Issuer Risk - Risks that are specific to the Company

Insufficient Funds to Accomplish the Company's Business Objectives

The Company remains under constant working capital pressures. As of December 31, 2014, the Company had a working capital deficit of $940,241. In the near future, potential revenues cannot support existing and upcoming expenses or other capital requirements. When the current funding has been expended, the Company will require and is planning for additional funding. There is no assurance that this funding will be available when required by the Company and/or available on suitable terms. Furthermore, the Company expects negative operating cash flows for the immediately foreseeable future.

Substantial Capital Requirements for Research and Development

The Company anticipates that it may make substantial research and development expenditures for clinical trials in the future. As the Company has no operating revenue being generated from its research and development activities, the Company does not expect to generate any revenue in the near future and may have limited ability to expend the capital necessary to undertake or complete future research and development work. There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly. If the Company is unable to obtain additional financing, it may be unable to complete the development and commercialization of PTL-202 and PTL-303 or continue its research and development programs.

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

Uncertainty of Additional Financing

The Company does not have the existing capital resources to fund operations to complete a pivotal bio-availability study of PTL-202 providing information for future development studies. The Company anticipates that it will need to raise additional capital, through private placements or public offerings of its equity or debt securities, in addition to the capital on hand, to complete the long-term development and commercialization of its current product candidates. The inability of the Company to access sufficient additional capital for its operations could have a material adverse effect on the Company’s financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause the Company to miss certain acquisition opportunities and reduce or terminate its business.

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

Influence of Principal Shareholders

As at the date of this filing, Directors and Officers will own approximately 20.7% of the issued and outstanding Common Shares of the Company. As a result, these shareholders, together or individually will have the ability to control or influence the outcome of most corporate actions requiring shareholder approval, including the election of directors of the Company and the approval of certain corporate transactions. The concentration of ownership of the Company may also have the effect of delaying or preventing a change in control of the Company.

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

Dependence on the Success of PTL-202

PTL-202, the Company’s lead product candidate, has been tested in pre-clinical models of lung Fibrosis. These tests indicate that PTL-202 may be an effective drug to treat Pulmonary Fibrosis. PTL-202 was cleared by regulators to begin Phase 1 clinical trials during 2012. This drug/drug interaction trial was concluded in September 2012.

In order to market PTL-202, the Company, in conjunction with its collaborators, will have to conduct additional clinical trials, including bioequivelency, Phase 2 proof of principal clinical trials as well as Phase 3 clinical trials, to demonstrate safety and efficacy. The Company has not initiated any Phase 2 or Phase 3 clinical trials with any of its product candidates. If the proposed clinical trials generate safety concerns or demonstrate a lack of efficacy, or competitive products developed by third parties show significant benefit in the indications in which the Company is developing product candidates, any planned clinical trial may be delayed, altered or not initiated and PTL-202 may never receive regulatory approval or be successfully commercialized.

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

Any failure to obtain approval of PTL-202 or PTL-303, and successfully commercialize them, would have a material and adverse impact on the Company’s business, which could cause the Company to cease operations.

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

Attraction and Retention of the Company’s Management

The Company will need to expand and effectively manage its managerial, operational, financial, development and other resources in order to successfully pursue its research, development and commercialization efforts of existing and future product candidates. The Company's success depends on its continued ability to attract, retain and motivate highly qualified management, pre-clinical and clinical personnel. The loss of the services of any of the Company’s senior management could delay or prevent the commercialization of its product candidates. Although the Company has entered into an employment agreement with Douglas H. Unwin, its Chief Executive Officer, the agreement permits Mr. Unwin to terminate his employment with the Company at any time, subject to providing the Company with advance written notice.

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

Dependence on key employees, suppliers or agreements

Executive management of the Company's business is primarily provided by the Company's CEO, CFO, and Board of Directors. At this stage of its corporate development, the Company has necessarily limited the establishment of extensive administrative and operating infrastructure. Instead, the Company may rely, for necessary skills, on external adviser/consultants with extensive senior level management experience in such fields as formulation, drug development, pharmaceutical regulations, finance, manufacturing, marketing, law, and investment. The future success of the Company is very dependent upon the ongoing availability and commitment of its directors, officers and advisor consultants, not all of whom are or will be bound by formal contractual employment agreements. The absence of these formal contractual relationships may be considered to represent an area of risk.

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

Failure to Receive Regulatory Approval f or Clinical Trials

The Company’s clinical development programs for PTL-202 and PTL-303 may not receive regulatory approval for clinical trials if the Company fails to demonstrate that they are safe and effective in pre-clinical trials. Consequently, failure to obtain necessary approvals from the FDA or similar non-U.S. regulatory agencies to operate clinical trials for the Company’s product candidates could result in delays to the Company’s product development efforts.

Manufacture and Supply of Drug Candidates

The Company does not own or operate manufacturing facilities, and it depends on third-party contract manufacturers for production of its product candidates. The Company has no experience in drug formulation or manufacturing, and it lacks the resources and the capability to manufacture any of its product candidates. Product candidates have been purchased in limited quantities for pre-clinical studies from scientific supply houses. For Phase 1 and 2 clinical trials of PTL-202, the Company will need to obtain additional quantities of active pharmaceutical ingredients. The Company will need to contract with a manufacturer for a supply of PTL-303 for pre-clinical, and Investigational New Drug-enabling toxicology studies and initial clinical trials (Phase 1 and 2). If, in the future, one of the Company’s product candidates is approved for commercial sale, the Company or its collaborator will need to manufacture that product candidate in commercial quantities. The Company cannot guarantee that the third-party manufacturers with which it has previously contracted will have sufficient capacity to satisfy future manufacturing needs of PTL-202 or PTL-303, or that the Company will be able to negotiate additional purchases of active pharmaceutical ingredients or drug products from these or alternative manufacturers on terms favourable to the Company, or at all.

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

Canadian, US, European and other foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare, including drugs. In the United States, there have been, and the Company expects that there will continue to be, federal and state proposals to implement similar government control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 reforms the way Medicare will cover and reimburse for pharmaceutical products. The legislation expands Medicare coverage for drug purchases by the elderly and eventually will introduce a new reimbursement methodology based on average sales prices for certain drugs. In addition, the new legislation provides authority for limiting the number of outpatient drugs that will be covered in any therapeutic class. As a result of the new legislation and the expansion of federal coverage of drug products, the Company expects that there will be additional pressure to contain and reduce costs.

The Medicaid program and state healthcare laws and regulations in the USA may also be modified to change the scope of covered products and/or reimbursement methodology. Cost control initiatives could decrease the established reimbursement rates that the Company receives for any products in the future, which would limit its revenues and profitability. Legislation and regulations affecting the pricing of pharmaceutical products, including PTL-202 and PTL-303, may change at any time, which could further limit or eliminate reimbursement rates for PTL-202 or other product candidates.

If the Company’s drug candidates fail to gain market acceptance, it may be unable to generate sufficient revenue to continue in business.

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

Reliance on Trade Secrets

The Company also relies on trade secrets to protect its technology, especially where the Company does not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While the Company seeks to protect confidential information, in part, through confidentiality agreements with employees, consultants, contractors, or scientific and other advisors, they may unintentionally or wilfully disclose the Company’s confidential information to competitors. Enforcing a claim against a third party related to the illegal acquisition and use of trade secrets can be expensive and time consuming, and the outcome is often unpredictable. If the Company is not able to maintain patent or trade secret protection on its technologies and product candidates, then the Company may not be able to exclude competitors from developing or marketing competing products, and the Company may not be able to operate profitability.

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

The Company’s licensors may terminate the license. Without protection for the intellectual property that is licensed, other companies may be able to offer substantially similar products for sale, the Company may not be able to market or sell the planned products or generate any revenues.

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

Name and Incorporation

The Company was incorporated under the British Columbia Business Corporations Act (“BCBCA”) on September 12, 2005 as “Pacific Therapeutics Ltd.”.

The head office of the Company is located at Suite 1500, 409 Granville Street, Vancouver, British Columbia, V6C 1T2, and the registered and records office of the Company is located at Suite 1023, 409 Granville Street, Vancouver, British Columbia, V6C 1T2. The Company’s phone number is (604) 738-1049 and its web site is www.pacifictherapeutics.com. The information on our website does not form a part of this Form 20-F.

The Company is a reporting Company in British Columbia and Ontario and its shares were listed for trading on the Canadian National Stock Exchange on November 16, 2011.

Inter-Corporate Relationships

The Company does not have any inter-corporate relationships.

Significant Acquisitions and Dispositions

Other than the potential licensing of a technology for oral disintegration, the Company has not completed any acquisitions or dispositions since its date of incorporation and is not currently in negotiations with respect to any potential material acquisitions or dispositions..

Operating and Financial Review and Prospects

From inception through to December 31, 2012, the Company incurred total expenses in the development of its intellectual property of $1,836,405, which includes $548,204 of research and development expenses (research and development expenses on the financial statements have been offset by $53,277 in funding from the Industrial Research Assistance Program (“IRAP”) and $187,427 in Scientific Research and Experimental Development ("SR&ED") tax credits), $398,431 of professional fees and $889,770 of wages and benefits.

B. Business overview

Business Strategy

The Company is focused on combing, reformulating and repurposing approved drugs. It is initially developing drugs for diseases of progressive excessive scarring, including Idiopathic Pulmonary Fibrosis, Liver Cirrhosis, Pulmonary Fibrosis associated with Scleroderma and Post Lung Transplant Bronchiolitis Obliterans. The Company assumes the clinical, regulatory and commercial development activities of its product candidates and advances them through the regulatory and clinical pathways toward commercial approval. This strategy reduces the risk, time and cost of developing therapies for Fibrosis by avoiding the risks associated with basic research and using compounds with unknown safety and toxicity. The Company leverages its expertise to manage and perform critical steps in drug development including the design and conduct of clinical trials, the development and execution of intellectual property strategies, the recruitment and selection of development partners and the interaction with drug regulatory authorities.

Its strategy includes reformulating approved drugs to increase efficacy and patient compliance, and completing the further clinical testing, manufacturing and other regulatory requirements sufficient to seek marketing authorizations via the filing of a New Drug Application (“NDA”) with the FDA and/or a potential Marketing Application Authorization (“MAA”) with the European Medicines Evaluation Agency (“EMEA”) or similar marketing authorizations by regulators in other countries including Canada.

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

The Company intends to mitigate the risks associated with development and commercialization of drug candidates by targeting drug candidates that:

  are combinations of already approved compounds;

  have well established safety records;

  have potential to be reformulated to a once a day oral dose;

  have potential to be reformulated to an oral dissolving technology;

  are already marketed in countries other than the United States or Europe; and

  have pre-clinical animal data or clinical data of potential efficacy in Fibrosis additional indications.

The Company has initially focused on Fibrosis indications as it believes there is a large unmet medical need in this area. As an example, Idiopathic Pulmonary Fibrosis (IPF) affects more than 130,000 Americans (IPF Summit 2011). An estimated 48,000 cases of IPF are diagnosed annually (Am J Respir Crit Care Med. 2006;174(7):810-816). In addition, patients with IPF have poor prognosis; an estimated 40,000 people die each year from IPF. Further, there are no FDA approved treatments for IPF (IPF Summit 2011).

The Company has developed the Scientific and Advisory Board (“SAB”) to support this strategy. The members of both of this group are very experienced in the clinical development of drug candidates for Pulmonary Fibrosis, lung transplant, airway disease and Scleroderma. In the future, the Company may develop product candidates for other indications but the current strategy is to leverage the expertise and skills the Company has in Fibrosis, particularly Idiopathic Pulmonary Fibrosis.

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

  Infrastructure cost

  Operating cost

  Frequency of use

  Regulatory protocol

  Requirement for third party verification

  Capacity

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

6) Principal Products

  PTL-202

The Company’s lead product candidate, PTL-202, is a combination of drugs that have been separately approved for marketing by the FDA for sale in the United States. In animal trials, the combination was more effective than either of its components at reducing indicators of Fibrosis. The Company is planning to complete development of a once a day pill of the combination using proprietary in licensed technologies. The Company conducted a drug/drug interaction study in 2012 and plans to conduct a bioequivalence study in 2013 with PTL-202 in humans.

The Company found a combination of two compounds developed in France that showed efficacy in human Fibrosis. The efficacy of this combination to prevent further Fibrosis in humans was confirmed in two separate independent proofs of principal Phase 2 clinical trials in Radiation Induced Fibrosis. The Company took one of the compounds, Pentoxifylline, and combined it with a powerful antioxidant and then conducted experiments in a mouse. These experiments showed that the new combination was effective at reducing the progression of the Fibrosis in the mouse lung. This new combination is being developed as the Company’s lead drug candidate, PTL-202. A provisional patent was filed in the United States by the Company in October 2007 to cover the composition of matter and method of use of this combination. In October 2008, the Company filed an application under the Patent Cooperation Treaty based on the above provisional application. The Company received a positive preliminary examination of the PCT application in the spring of 2009. During 2012 the patent prosecution continued and the Company filed Reponses to patent examiners in Europe and the US.

The combination has now been formulated into a once a day tablet and the drugs included in PTL-202 have been successfully tested in a drug/drug interaction study in humans in 2012.

  PTL-303

The Company’s other product candidate, PTL-303, is a combination of drugs including one that has been approved for use in Japan and other jurisdictions. This combination may have a wide range of uses, including treating, preventing and reducing disorders of progressive scarring in humans.

The Company does not have any funds allocated for the further development of PTL-303 at this time.

The composition, including a cytokine modifier and anti-oxidant which is a precursor of Glutathione, was investigated for its antifibrotic activity by employing two In Vitro collagen synthesis assays. The Company discovered that the combination PTL-303 brings about substantial synergistic anti-fibrotic effects in a TGF-Beta1 mediated collagen synthesis assay, when compared to the individual drugs.

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

7) Oral Dissolving Technology

The Company has executed a letter of intent with Globe Labs Ltd. Of Vancouver, BC for the potential in-license of an oral dissolving tablet technology. The technology may be used for the delivery of up to three different compounds. The initial use of the technology maybe for the delivery of sildenafil citrate for the treatment of erectile dysfunction.

Principal Products

1) PTL-202

Once a Day Formulation Combination of Pan-phosphodiesterase inhibitor, Pentoxifylline, with N-acetylcysteine

Idiopathic Pulmonary Fibrosis (“IPF”) is a long term, progressive form of lung disease characterized by progressive buildup of scar tissue on the supporting framework (interstitium) of the lungs. The term Idiopathic is used only when the cause of the Fibrosis is unknown. Despite extensive investigation, the cause of IPF remains unknown. The disease involves abnormal and excessive deposition of scar tissue (Fibrosis) in the Pulmonary Interstitium (mainly the walls of the Alveoli) with minimal associated inflammation (Figure 1). The symptoms initially develop slowly. The most common symptom is progressive difficulty in breathing, but also includes dry cough.

Figure 1 - Human Airways

The Company’s lead product, PTL-202, is a combination of two compounds designed to treat IPF: Pentoxifylline (PTX) and NAC (N-acetylcysteine). The Company has completed pre-clinical studies on PTL-202, development of a pill that can be taken once a day and completed a drug/drug interaction study in humans in 2012. A pivotal bio-equivalency study is planned for 2013 and maybe followed by a Phase 2 Proof-of-Principle clinical trial beginning in 2014.

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

NAC (N-acetylcysteine), the second compound in the PTL-202 combination, has been shown in animals to prevent some of the effects of IPF, including the progressive deterioration of patients.

Pre-clinical Studies

The Company has conducted a number of pre-clinical studies using PTL-202 for the treatment of lung Fibrosis in a mouse. The Company believes that these studies show that PTL-202 has the potential to be a safe and effective treatment for IPF.

The Company conducted proof-of-concept animal studies to evaluate the relative efficacy of stand-alone or combination treatments of PTX and NAC in lung Fibrosis. In the initial experiment, wet lung weight was measured under various treatments. From this early experiment, it was determined that PTL-202 may be more effective than its separate components.
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

DEVELOPMENT PLANS OF PTL-202

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

A controlled release formulation of PTL-202, a fixed dose combination of pentoxifylline (PTX) and N-acetylcysteine (NAC), for the potential treatment of idiopathic pulmonary fibrosis (IPF), Liver Cirrhosis and other fibrotic diseases was completed in 2012.

Phase 1: Clinical Studies

The Company has completed the initial clinical study of PTL-202. The study was a drug/drug interaction study. This study, conducted in humans was intended to determine if any new by products are created by the combination of the drugs in PTL-202 and to determine if the combination is bio-equivalent to its generic counter parts. The study included 12 healthy males. The bio-analytical portion (PK assay development and good laboratory practice validation) of the above-mentioned study was completed by a lab contracted by the Company. Therefore, following the Company’s stated business strategy, the Company acted as a sponsor of the study and the CROs were hired to execute the objectives of the study. Successful completion of this Phase 1 study of PTL-202 is a major milestone because as many as 30% of Phase 1 drug trials are failures.

A further pivotal bio-equivalency study is planned for 2013. This study would include up to 20 individuals and take about 2 months to complete.

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

  Diffusion capacity for carbon monoxide;

  Extent and nature of IPF-related abnormalities on high resolution CT; and

  To compare quality of life evaluations in IPF patients treated with PTL-202 and individual components of PTL- 202 versus placebo.

The cost to complete the Phase 2 study is estimated at $8 million. Additional funds will be required to complete this phase of the development of PTL-202. On completion of this proof-of-principal study the Company will look to out-license PTL-202 to a larger company capable of completing the development and commercialization of PTL-202. Such additional funds would likely be raised through a private placement of securities. There is no assurance that such funding will be available. See also “Risk Factors” in this filing.

2) PIPELINE PRODUCT: PTL-303

Fixed Dose Combination of TGF-ß Inhibitor and NAC - Pre-clinical

The Company has completed In Vitro studies of this combination that have confirmed the compounds method of action. This data has been included in the provisional patent application for PTL-303 to support the composition of matter and methods claims.

The Company does not have any funds allocated for the further development of PTL-303 at this time.

In the future, as funds are available, the Company will initiate animal studies using lung Fibrosis in mice to generate additional data to assess the efficacy of PTL-303. The pre-clinical work will also focus on the delivery of the compound to the liver and the efficacy of the compound in a liver Fibrosis model.

Efficacy in the liver Fibrosis model will lead to further Investigational New Drug application (IND) enabling studies when funds are available.

Manufacturing

The Company has limited experience in, and does not own facilities for, manufacturing any products or product candidates. The Company, in partnership with IntelGenx Corp. (IntelGenx), will utilize contract manufacturers to produce clinical supplies of any components of its products that are not commercially available. Although the Company intends to continue to rely on contract manufacturers to produce certain of its products for both clinical and commercial supplies, the Company and IntelGenx will oversee the production of those products.

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

The patent is filed under the Patent Cooperation Treaty in Canada, the United States and Europe.

Specialized Skills and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include pre-clinical research, clinical drug development, regulatory, intellectual property management, business development, licensing, legal, corporate finance and accounting. Below is a list of the Company’s consultants and advisors.

Dr. Lola Maksumova MD, PhD - Consultant, Former VP of Drug Development Dr. Maksumova joined the Company in June 2007 as Vice President of Drug Development and held that position until November 2008. She rejoined the Company as a part time consultant in January 2009. Dr. Maksumova brings many years of bio-medical research experience, an understanding of disease processes in the areas of inflammation and Fibrosis, and expertise in cell signaling of immune disorders. Prior to her current position, Dr. Maksumova worked as Senior Scientist with Chemokine Therapeutics. Dr. Maksumova is a co-inventor of PTL-202 and PTL-303. Dr. Maksumova earned her medical degree from Tashkent Medical School and PhD in Medical Biochemistry from Hamamatsu University School of Medicine, Japan. Her professional training includes post-doctoral fellowships at Virginia Mason Research center in Seattle (2001) and with the Faculty of Medicine at University of British Columbia (2002-2006). Dr. Maksumova is compensated on an hourly basis for the time she spends consulting for the Issuer.

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

  the Company’s drug development programs;

  the opportunities provided by unmet needs and market opportunities; and

  the existence of new products and technologies among other things.

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

Competitive Conditions

Current Therapies for Idiopathic Pulmonary Fibrosis

In North America the current therapy for Idiopathic Pulmonary Fibrosis is based on the premise that recruitment and activation of inflammatory cells leads to the progressive development of IPF. However, massive doses of immunosuppressive agents meant to decrease the number or activity of inflammatory cells do not alter the development of IPF. Instead, patients develop serious side effects leading to a shortened lifespan. Since the current therapy is not successful, there is an urgent need to develop alternative potent, non-toxic, long lasting therapy for these unmet medical needs. PTL-202 works by inhibiting messenger molecules that are active in the development of IPF, specifically TNF-alpha.

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

  Blood-pressure medications, such as captopril, are frequently used; and

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

  Pirfenidone - Manufactured by InterMune: A Phase III, double-blind, placebo-controlled trial to evaluate the treatment effect of pirfenidone on change in a lung function measure (percent predicted forced vital capacity, or %FVC) and to evaluate the safety of treatment with pirfenidone compared with placebo; and

  Thalomid (Thalidomide) - Manufactured by Celgene: A Phase III, double-blind, placebo-controlled safety and efficacy study investigating the Treatment of Chronic Cough in Idiopathic Pulmonary Fibrosis with Thalidomide.
  Please visit www.clinicaltrials.gov and search "IPF" for a complete description of this trial, including inclusion/exclusion criteria. The study is sponsored by Johns Hopkins Medical Center (Baltimore, MD).

ACTIVE PHASE II CLINICAL TRIALS

  CNTO 888 (Manufactured by Centocor, Inc.): A Phase 2, Multicenter, Multinational, Randomized, Double-Blind, Placebo-Controlled, Parallel-Group, Dose-Ranging Study Evaluating the Efficacy and Safety of CNTO 888 Administered Intravenously. The primary objective is to determine the efficacy (as measured by pulmonary function) and safety of CNTO 888 in patients with IPF. The secondary outcome measures are to assess the effect of CNTO 888 on measures of disease progression, patient reported outcomes, functional capacity and health- related quality of life, and to assess the pharmacokinetics and pharmacodynamics of CNTO 888 in IPF. The study began recruiting patients in October, 2008, with a goal of recruiting 120 patients. Patients will be in the study for about 74 weeks;

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

Seasonality

Not Applicable

Insurance

We maintain commercial general liability insurance coverage to cover product liability claims arising from the use of our products. We also maintain liability insurance to cover specific clinical trials risks. Our insurance coverage, however, may not be sufficient to cover any claim for product liability.

We are subject to product liability exposure and have limited insurance coverage. Any product liability claims or potential safety-related regulatory actions could damage our reputation and materially and adversely affect our business, financial condition and results of operations.

We also provide directors’ and officers’ liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current officers and directors insurance coverage expires on July 22, 2014. We plan to renew the insurance upon its expiration.

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

U.S. Pharmaceutical Regulatory Agency

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceuticals. All of the Company’s product candidates will require regulatory approval by government agencies prior to commercialization. In particular, product candidates are subject to rigorous pre-clinical testing and clinical trials and other premarketing approval requirements of the FDA and regulatory authorities in other countries. Various federal, state and foreign statutes and regulations govern the manufacturing, safety, labeling, storage, record-keeping and marketing of pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. When and if regulatory approval is obtained for any of the Company’s product candidates, the approval may be limited in scope, which may significantly limit the indicated uses for which the product candidates may be marketed, promoted and advertised. In addition, approved pharmaceuticals and manufacturers are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on the manufacture, sale or use of approved pharmaceuticals or in their withdrawal from the market.

Pre-clinical Studies

Before testing any compounds with potential therapeutic value in human subjects in the United States, stringent governmental requirements for pre-clinical data must be satisfied. Pre-clinical testing includes both in vitro and in vivo laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Pre-clinical testing results obtained from these studies, including tests in several animal species, are submitted to the FDA as part of an investigational new drug application, or IND, and are reviewed by the FDA prior to the commencement of human clinical trials. These pre-clinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial trials in human volunteers.

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

New Drug Application

After completion of clinical trials, if there is substantial evidence that the drug is both safe and effective, a New Drug Application, is prepared and submitted for the FDA to review. The New Drug Application must contain all of the essential information on the drug gathered to that date, including data from pre-clinical studies and clinical trials, and the content and format of a New Drug Application must conform with all FDA regulations and guidelines. Accordingly, the preparation and submission of a New Drug Application is an expensive and major undertaking for a company.

The FDA reviews all New Drug Applications submitted before it accepts them for filing and may request additional information from the sponsor rather than accepting a New Drug Application for filing. In such an event, the New Drug Application must be submitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the New Drug Application. By law, the FDA has 180 days in which to review the New Drug Application and respond to the applicant. The review process is often significantly extended by the FDA through requests for additional information and clarification. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved and the scope of any approval. The FDA is not bound by the recommendation, but gives great weight to it. If the FDA evaluations of both the New Drug Application and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be satisfied in order to secure final approval. If the FDA’s evaluation of the New Drug Application submission or manufacturing facility is not favorable, the FDA may refuse to approve the New Drug Application or issue a not approvable letter.

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

In some cases, the FDA may designate a product for priority review. A product is eligible for priority review, or review within a targeted six-month time frame from the time a New Drug Application is accepted for filing, if the product provides a significant improvement compared to marketed products in the treatment, diagnosis or prevention of a disease. The Company regularly assesses its products for fast track potential but cannot guarantee any of its products will receive a priority review designation, or if a priority designation is received, that review or approval will be faster than conventional FDA procedures.

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

European Union

Clinical Trials

In common with the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. The regulatory controls on clinical research in the European Union are now largely harmonized following the implementation of the Clinical Trials Directive 2001/20/EC, or CTD. Compliance with the national implementations of the CTD has been mandatory from May 1, 2004. However, variations in the member state review agencies continue to exist, particularly in the small number of member states that have yet to implement the CTD fully.

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

Other Regulatory Requirements

If a marketing authorization is granted for the Company’s products in the European Union, the holder of the marketing authorization will be subject to ongoing regulatory obligations. A holder of a marketing authorization for the Company’s products is legally obliged to fulfill a number of obligations by virtue of its status as a Marketing Authorization Holder. While the associated legal responsibility and liability cannot be delegated, the Marketing Authorization Holder can delegate the performance of related tasks to third parties, provided that this delegation is appropriately documented. A Marketing Authorization Holder can therefore either ensure that it has adequate resources, policies and procedures to fulfill its responsibilities, or can delegate the performance of some or all of its obligations to others, such as distributors or marketing partners.

The obligations of a Marketing Authorization Holder include:

  Manufacturing and Batch Release: Marketing Authorization Holders should guarantee that all manufacturing operations comply with relevant laws and regulations, applicable good manufacturing practices, with the product specifications and manufacturing conditions set out in the marketing authorization and that each batch of product is subject to appropriate release formalities;

  Pharmaco-vigilance: Marketing Authorization Holders are obliged to monitor the safety of products post-approval and to submit to the regulators safety reports on an expedited and periodic basis. There is an obligation to notify regulators of any other information that may affect the risk benefit ratio for the product;

  Advertising and Promotion: Marketing Authorization Holders remain responsible for all advertising and promotion of its products in the relevant jurisdiction, including promotional activities by other companies or individuals on their behalf. Some jurisdictions require that a Marketing Authorization Holder subject all promotional materials to either internal or prior regulatory review and approval;

  Medical Affairs/Scientific Service: Marketing Authorization Holders are required to have a function responsible for disseminating scientific and medical information on its medicinal products, predominantly to healthcare professionals, but also to regulators and patients;

  Legal Representation and Distributor Issues: Marketing Authorization Holders are responsible for regulatory actions or inactions of their distributors and agents, including the failure of distributors to provide a Marketing Authorization Holder with safety data within a timeframe that allows the Marketing Authorization Holder to fulfill its reporting obligations; and

  Preparation, Filing and Maintenance of the Application and Subsequent Marketing Authorization: Marketing Authorization Holders have general obligations to maintain appropriate records, to comply with the marketing authorization’s terms and conditions, to submit renewal applications and to pay all appropriate fees to the authorities. There are also general reporting obligations, such as an obligation to inform regulators of any information that may lead to the modification of the marketing authorization dossier or product labeling, and of any action to suspend, revoke or withdraw an approval or to prohibit or suspend the marketing of a product.

The Company may hold marketing authorizations for products in its own name, or appoint an affiliate or a collaboration partner to hold the marketing authorization on its behalf. Any failure by a Marketing Authorization Holder to comply with these obligations may result in regulatory action against the Marketing Authorization Holder and its approvals and ultimately threaten our ability to commercialize our products.

Canada

In Canada, applications for a marketing authorization, known as a notice of compliance, are submitted to the Health Canada Therapeutic Products Directorate, which is the federal regulatory body that oversees the approval of pharmaceutical products for human use. Under the Food and Drugs Act (Canada) and the regulations there under, a manufacturer must present substantive scientific evidence of a product’s safety, efficacy and quality. At present, Health Canada targets 355 days for application review and approvals. Once the application is approved and the applicant receives a notice of compliance, the applicant has the right to sell the product in Canada.

In addition to regulations in the United States, Europe and Canada, the Company is subject to a variety of foreign regulations governing clinical trials and commercial distribution of our future product candidates in other jurisdictions.

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

C. Organizational structure

Not Applicable.

D. Property, plant and equipment.

As we operate as a virtual company and we have no products approved for marketing, and no research and development facilities or manufacturing plant, we therefore have no PP&E relating to manufacturing equipment at this time. However, we do have minimal amounts of lab equipment, computer equipment, furniture and fixtures and leasehold improvements relating to our head office. See the financial statements for the fiscal year ended December 31, 2014 included in this Form 20-F. Our head office is located at 1500 – 409 Granville St. in Vancouver BC, Canada.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012, and the opening statement of financial position as at January 1, 2011, have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This discussion contains forward-looking statements that involve certain risks and uncertainties. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See Item 3.D, “Key Information — Risk Factors”.

The Company’s net loss for the year ended December 31, 2014, totaled $693,645 or $0.02 per share (FYE 2013 – $740,846 or $0.03 per share, FYE 2012 - $605,468 or $0.03 per share). The main contributor to this decreased loss in 2014 is the decrease in research and development, advertising and promotion and investor relations as well as the incurrence of a loss on the derivative liability.

Revenues

The Company has not generated any revenue from the sale of drug therapies. The Company has not recognized any revenue since inception through December 31, 2014. The Company does not expect to receive any revenues until after the completion of the Phase 2 trial of PTL-202.

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

During the year ended December 31, 2014, the total general and administrative costs were $202,809 as compared to the year ended December 31, 2013 during which period the total general and administrative costs were $90,084. The decreased loss is largely due to an increase in advertising and promotion of $119,588, investor relations of $36,175 and professional fees of $9,757 in the year ended December 31, 2014 as compared to the year ended December 31, 2013.

From 2013 and beyond, as PTL-202 begins clinical development and as operations are developed to move PTL-202 and other drug candidates through the clinical trial process, general and administrative expenses will increase. Increases in personnel costs, professional fees and contract services will make up a significant portion of these planned expenditures.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are accrued to intangible assets on the Company’s financial statements. In addition, any expenses for intellectual property protection including patent lawyers services fees and any filing fees with government agencies or the World Intellectual Property Organization are accrued to intangible assets. This cost will decrease in the twelve months following the date of this prospectus as no new filings are anticipated.

Interest Income

Interest income consists of interest earned on the Company’s cash and cash equivalents. There was interest income in 2014 of $Nil (2013- $16,861, 2012 – $104,378).

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

Contributed Surplus, which arises from the recognition of the estimated fair value of stock options and warrants, was $289,766 for fiscal year 2014, compared with $123,704 for fiscal year 2013 and $206,212 for fiscal year 2012. The increase in contributed surplus was due to the issuance of stock options to officers and directors.

As a result of the net and comprehensive loss for the fiscal year 2014 of $693,645 (compared with $740,846 for fiscal year 2013 and $605,468 for fiscal year 2012), the deficit as of December 31, 2014 increased to $3,955,537 from $3,263,058 as of December 31, 2013, for an increase of $692,479. The deficit as of December 31, 2013 increased to $3,263,058 from $2,662,918 as of December 31, 2012, for an increase of $600,140.

During the fiscal year 2014, the Company’s net cash provided by financing activities increased to $197,785, compared with $731,273 for fiscal year 2013 and $315,518 for fiscal year 2012.

At present, the Company’s operations do not generate cash inflows and its financial success after 2012 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Company’s technologies to the point that they may be out licensed so that the Company achieves profitable operations. The research and development process can take many years and is subject to factors that are beyond the Company’s control.

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

Comparison of Years Ended December 31, 2014 and 2013

	31-Dec-14 $	31-Dec-13 $	Change $	Change %
Revenue	Nil	Nil	0	N/A
Research and Development*	Nil	Nil	0	N/A
Wages and Benefits	160,947	157,916	3,031	2%
Professional Fees	168,490	178,247	-9,757	-5%
Advertising and Promotion	67,923	187,511	-119,588	-64%
Investor Relations	25,075	61,250	-36,175	-59%
General and Administrative	202,809	90,084	112,725	125%
Insurance	30,194	22,461	7,733	34%
Rent and Occupancy Cost	14,543	13,284	1,259	9%
Interest Expense (Income)	22,877	16,861	6,016	36%
Other Expense	787	12,532	-11,745	-94%
Net and Comprehensive Loss	693,645	740,146	-46,501	-15%

*	The Research and Development expense for 2014 is Nil because all research and development during the year was carried out by our partner on the development of PTL-202, IntelGenx Corp.

Comparison of Quarters Ended December 31, 2014 and 2013

	December	September	June	March	December	September	June	March
	31, 2014	31, 2014	30, 2014	31, 2014	31, 2013	31, 2013	30, 2013	31, 2013
	$	$	$	$	$	$	$	$
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(234,287)	(135,543)	(149,592)	(174,225)	(308,768)	(104,895)	(152,648)	(174,535)
Loss per Share basic and diluted	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)	(0.01)
Cash	1,513	8,370	1,905	10,220	180,692	7,523	1,927	7,220
Total Assets	67,315	87,769	81,660	122,296	287,043	136,900	78,413	121,075
Non-Current Liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Critical Accounting Estimates

The Company’s accounting policies are presented in Note 3 of the December 31, 2012 audited financial statements. The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. These include:

  the assumptions used for the determinations of the timing of future income tax events;

  the carrying values of property, plant and equipment, intangible assets such as technology licenses and patents, derivative liability, convertible note, and the valuation of stock-based compensation expense.

Changes in Accounting Policies including Initial Adoption

The Company has adopted IFRS, as of January 1, 2010, as discussed in Note 2(a) of the December 31, 2014 Financial Statements.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, amounts due to shareholders, shareholder demand loan, the liability portion of the convertible note and the derivative liability. Cash and cash equivalents are classified as financial assets. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments. The fair value of cash and cash equivalents and accounts payable and accrued liabilities approximates their carrying values due to their short-term maturity or capacity for prompt liquidation.

Accounts payable and accrued liabilities, amounts due to shareholders, shareholder demand loan, the liability portion of the convertible note and the derivative liability are classified as financial liabilities. Accounts payable and accrued liabilities, shareholder demand loan, balances due to shareholder and the liability portion of the convertible note are recognized initially at fair value, and subsequently stated at amortized cost. The derivative financial liability is initially measured at fair value, with subsequent measurement to fair value at the end of each reporting period.

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. It is the opinion of management that the foreign exchange risk to which the Company is exposed is minimal.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

B. Liquidity and Capital Resources.

Overview

The Company is a development stage company and therefore has no regular cash inflows. Selected financial data pertaining to liquidity and capital resources for the fiscal years ended December 31, 2014 and December 31, 2013 is presented below.

Comparison of Years Ended December 31, 2014 and 2013

				%Chang
			$ Change	e
Year ended	2014	2013	between two	between
			years	two
				years
	$	$
Cash and Cash Equivalents	1,513	180,692	-179,179	-99%
Current Assets	2,825	224,688	-221,863	-99%
Current Liabilities	943,076	727,188	215,888	30%
Working Capital	- 940,251	-502,500	-437,751	87%
Accumulated Deficit	3,955,537	3,263,058	692,479	21%
Cash used in Operations	366,769	546,866	-180,097	-33%
Cash flows from Financing Activities	197,785	731,273	-533,488	-73%
Interest Income	$Nil	$Nil	$Nil	%Nil

As of December 31, 2014, the Company had cash and cash equivalents of $1,513 (compared with $180,692 for fiscal year 2013 and $9,854 for fiscal year 2012) and negative working capital of ($940,251) (compared with ($502,500) for fiscal year 2012 and ($529,416) for fiscal year 2012). Working capital is calculated as current assets less current liabilities.

Cash and cash equivalents decreased by $179,179 between fiscal year 2014 and fiscal year 2013 due to an increase in financing during the period.

Working Capital decreased by $437,751 from fiscal year 2014 to fiscal year 2013 due to the decrease in restricted cash from the irrevocable subscription agreements upon the cancellation of those agreements and a reclassification of amounts due to shareholders from non-current to current liabilities. Total liabilities only increased by $215,888 for the fiscal year ended December 31, 2014 when compared to the total liabilities for the fiscal year ended December 31, 2013.

Operating Activities

Cash utilized in operating activities during fiscal year 2014 was $366,769 (compared with $546,866 for fiscal year 2013 and $304,683 for fiscal year 2012). The increase in cash utilized in operations during fiscal year 2014 as compared to fiscal year 2013 was due to an increase in advertising and promotion, research and development and investor relations. This increase was offset by a decrease in expenses for Professional Fees. The increase in cash utilized in operations during fiscal year 2014 as compared to fiscal year 2013 was due to an increase in professional fees related to the company becoming a reporting Company. This increase in the fiscal year 2014 was offset by reductions in wages and benefits, travel, research and development, as well as computer expenses.

Investing Activities

Investing activities primarily include additions to fixed assets and intangible assets. Net cash used in investing activities was $10,195, $13,569 and $6,775 in fiscal year ended December 31, 2014, 2013 and 2012, respectively.

In 2014, 2013 and 2012 the investing activities represent mainly investment in patents and the development of intellectual property.

Financing Activities

The Company’s cash inflows from financing activities comprised proceeds from common share issuances, warrants and warrant exercises for cash during fiscal year ended December 31, 2014 totaling $197,785. The Company’s cash inflows from financing activities comprised proceeds from common share issuances, warrant exercises, re-pricing of shares for cash and cash subscriptions received under the terms of the irrevocable subscription agreements during fiscal year ended December 31, 2013 totaling $731,273, compared with $315,788 for fiscal year ended December 31, 2012. Cash from financing activities increased by $533,488 between fiscal year 2014 and fiscal year 2013 and decreased by $415,485 between fiscal year 2013 and fiscal year 2012.

Capital Expenditures

Capital expenditures include $nil to acquire laboratory equipment in 2014, $Nil in 2013 and $Nil in 2012.

There were no capital expenditures during the quarters ended December 31, 2014 or 2013.

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

Comparison of Years Ended December 31, 2014, 2013 and 2012

From inception through to December 31, 2014, the Company incurred total expenses in the development of its intellectual property of $1,836,405, which includes $548,204 of research and development expenses (research and development expenses on the financial statements have been offset by $53,277 in IRAP funding and $187,427 in SR&ED tax credits), $398,431 of professional fees and $889,770 of wages and benefits.

	Year ended	Year ended	Year ended
	December 31, 2014	December 31, 2013	December 31, 2012
Research and Development Expenses
Personnel, Consulting, and Stock-based Compensation	$Nil	$Nil	$Nil
License Fees and Subcontract research	$Nil	$Nil	$51,790
Facilities and Operations	$Nil	$Nil	$5,659
Less: Government contributions	$Nil	$Nil	($6,508)
Total	$Nil	$Nil	$50,941

The increase in research expense in 2012 is due to the initiation of clinical trials of PTL-202. The fees paid to the contract research operation for the drug/drug interaction trial in India was $47,134. There is no research and development expense for 2014 and 2013 as all research and development was conducted by IntelGenx Corp. under the agreement the Company has with them.

The decrease in R&D expenses in fiscal year 2013 as compared to fiscal year 2012 is a reflection of the development of the bio-analytical assay for Pentoxifylline and NAC in fiscal year ended December 31, 2012. In fiscal year 2010 the R&D expense for personnel, consulting and stock based compensation was offset by $10,000 that was received from a potential development partner on the signing of a letter of intent for the development of PTL-202.

Additional financing will be required to complete the development and commercialize PTL-202. There is no assurance that such financing will be available or that the Company will have the capital to complete this proposed development and commercialization.

The Company was able to complete the formulation, drug/drug interaction study of PTL-202, analyzing the blood samples and analyzing the data from the drug/drug interaction trial in 2012 as planned. The Company’s clinical development studies and regulatory considerations relating to PTL-202 are subject to risks and uncertainties that may significantly impact its expense estimates and development schedules, including:

  the scope, rate of progress and cost of the development of PTL-202;

  uncertainties as to future results of the pivotal bio equivalency study of PTL-202;

  the Company’s ability to enroll subjects in clinical trials for current and future studies;

  the Company’s ability to raise additional capital; and

  the expense and timing of the receipt of regulatory approvals.

In addition to the formulation and clinical development plans for PTL-202 the Company may begin development of PTL-303 for the treatment of Liver Cirrhosis. The Company will only be able to begin development of PTL-303 if additional funds are available. There is no guarantee that these funds will be available to the Company and, if they are available, they may not be available on acceptable terms. Development of PTL-303 may significantly impact the Company’s expense projections and development timelines.

D. Trend Information

Other than as disclosed elsewhere in this Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2014 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations

The Company has no known contractual obligations specified in Item 5.F.1 as of the latest fiscal year end balance sheet date, other than the license agreement with Dalhousie University which was cancelled on January 9, 2013.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of July 23, 2015:

Name and	Principal Occupation for Past Five	Date of	Common Shares	Percentage of
Position	Years	Appointment to	Held	Common
		Office		Shares
Outstanding(2)
Douglas H.	President & CEO of the Company since	September 12, 2005	4,539,667	12.1%
Unwin, B.Sc.,	September 2005
BA
President, CEO,
Director
Douglas Wallis	Partner, Smyth Ratcliffe Chartered	May 10, 2011	350,510	0.9%
Director, CA	Accountants
M. Greg	Senior Legal Counsel, CHC Helicopter	Chairman since	400,000	1.1%
Beniston, BA,	May 2006 to present, Sole Practitioner,	October 31, 2007;
LLB	January 2004 to present	Corporate Secretary:
Chairman		from September
2005 to October 31,
2007
Wendi	VP Product Development, ProNAi	November 5, 2009	100,000	0.27%
Rodrigueza,	Therapeutics, Inc. September 2006 to
PhD	present, Director Project Management,
Director	Novartis September 2005, to September
2008, Sr.
Derick Sinclair,	CFO, Cadan Resource Corporation, May	Chief Financial	435,510	1.2%
CA	2007 to present, CFO Madeira Minerals	Officer since
CFO and	Ltd 2009 to present, CFO Viscount	September 1, 2007;
Corporate	Mining Ltd 2010 to present.	Corporate Secretary
Secretary		Since October 31,
2007

The Company’s Audit Committee consists of Doug Unwin, Greg Beniston and Douglas Wallis.

The Company’s Compensation Committee consists of Doug Unwin, Greg Beniston and Douglas Wallis.

The following is a brief description of the background of the key management, directors and the promoters of the Company:

Douglas H. Unwin, B.Sc., MBA President and Chief Executive Officer& Director - Mr. Unwin is the Company’s founder and has served as President and Chief Executive Officer since the Company’s inception in September 2005. Mr. Unwin graduated from the University of British Columbia with a B.Sc. in Biology in 1981. In 1985 he graduated from the University of Saskatchewan with a Master’s in Business Administration. He is a full time employee of the Company and devotes the majority of his working hours to the Company’s business. Mr. Unwin is responsible for the Company’s overall strategic direction and the implementation of that strategy. He is based at the Company’s head office in Vancouver, British Columbia. Mr. Unwin is an experienced executive with 27 years of diverse experience including 22 years as an entrepreneur in life sciences, aquaculture and telecommunications. He has spent his last 12 years focused on life science start-ups, technology commercialization and venture capital financing. Mr. Unwin was an associate with Neuro Discovery Inc. a venture capital company focused on investing in therapies for neurological disorders. During his tenure Mr. Unwin reviewed numerous business plans and assisted in the structuring of investments. Prior to founding the Company, Mr. Unwin was the CEO of Med BioGene Inc. a start-up medical device company.

Derick Sinclair, B.Comm., CA Chief Financial Officer - Mr. Sinclair, is an experienced CFO having worked with US and Canadian public and private companies for over 20 years. He is a contractor and devotes approximately 15% of his time to the Company. His duties with the Company include, bookkeeping, financial management and reporting, assisting the CEO where necessary and liaising between the board and the Company’s auditors. Mr. Sinclair began his accounting career in 1982 as an auditor with KPMG Peat Marwick Thorne. He received his CA designation in 1985 and his Bachelor of Commerce (Honours) University of Windsor in 1982. From 1985 to 2003, Mr. Sinclair was employed by BC Rail and its subsidiaries and their successors. He began at BC Rail as a Manager in General Accounting rising in 1998 to the role of CFO & VP Administration Westel Telecommunications Ltd. Mr. Sinclair currently operates DR Financial Services Limited focused on providing controller services to small and medium size public companies. He is also CFO of Cadan Resources Corporation, Madeir Minerals Ltd, and Viscount Mining Ltd publicly traded exploration companies on the TSX Venture Exchange.

M. Greg Beniston, BA, LLB Chairman Of the Board & Director - Mr. Beniston, is an experienced counsel with expertise in technology, corporate/commercial, securities, corporate governance and aviation. Mr. Beniston received his BA (Honours) with a major in Commerce from Simon Fraser University in 1979. Greg received his LLB from the University of British Columbia in 1987. Mr. Beniston devotes less than 10% of his time to the affairs of the Company. He was Legal Counsel and Corporate Secretary for Xillix Technologies Corp. (TSX) a cancer imaging company from 1993 until 2000 and was Vice President Legal and Corporate Secretary of MDSI Mobile Data Solutions Inc. (TSX, NASDQ) from 1996 to 2003. Since 2007 Mr. Beniston has been employed by The CHC Helicopter Group Of Companies as Senior Legal Counsel. Mr. Beniston also served as the Company’s Corporate Secretary from inception through October 2007.

Douglas Wallis, CA Director - A Chartered Accountant for over 30 years, Doug Wallis specializes in work with Canadian and US public companies. Doug received his CA after completing a five-year post-secondary education articling program. His work involves everything from assisting in the structure of initial public offerings to comprehensive audit services. Doug's extensive experience in accounting and the rules of professional conduct are also highly valued at Smythe Ratcliffe LLP. As a partner heavily involved in Professional Standards, he brings a commitment to integrity, professionalism and quality that permeates throughout the entire leadership team. Previously, Doug was the Director of Professional Advisory Services, Institute of Chartered Accountants of BC. Mr. Wallis devotes less than 10% of his time to the affairs of the Company. Besides his work at Smythe Ratcliffe, Doug is the Past Chairman of the Board for the Canadian Network for International Surgery (CNIS).

Wendi Rodrigueza, PhD. Director – Dr. Rodrigueza brings over 16 years of drug development experience to the Company’s Board of Directors. Ms. Rodrigueza devotes less than 10% of her time to the affairs of the Company.From 1994 – 1998 she conducted post doctorate fellow studies at Thomas Jefferson University and The Medical College of Pennsylvania. Wendi received her Ph.D. from the University of British Columbia in 1994. From 1998 to 2003, she was employed by Esperion Therapeutics Inc. culminating in the position of Director, Product Development. Dr. Rodrigueza was a co-inventor of the technology Esperion was founded on. Esperion was sold to Pfizer Global Research and Development for $1.3 billion in 2003. She is currently VP of Drug Development for ProNAi Therapeutics and since 2003 has been a consultant to several companies including CuraGen Corporation and Novartis Institute of Biomedical Research.

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

Compensation of Directors and Executive Officers

In 2014, we paid aggregate cash compensation of approximately $272,956 to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

We provide directors and officer’s liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage will expire on November 9, 2014. We plan to renew the insurance upon its expiration.

Approval of 2015 Stock Option Plan

The Policies of the CSE require all incentive stock option grants to be made pursuant to a stock option plan approved by the Corporation’s Shareholders. The Corporation's Stock Option Plan is a “rolling” stock option plan pursuant to which directors, officers, employees and consultants of the Corporation are awarded options to purchase Shares (the “Options”). The 2014 Stock Option Plan was last approved by the Shareholders at the Corporation’s previous annual and special meeting of the Shareholders held on September 22, 2014. Pursuant to the policies of the CSE, a "rolling" plan must receive yearly Shareholder approval. The Stock Option Plan is identical to the one previously approved by Shareholders. Accordingly, Shareholders are being asked to approve the current Option Plan known as the “2015 Stock Option Plan” or the “Plan” in accordance with policies of CSE.

The 2015 Stock Option Plan has been established to advance the interests of the Corporation or any of its subsidiaries and affiliates by encouraging the directors, officers, employees and consultants of the Corporation, or any of its subsidiaries or affiliates, to acquire Shares thereby increasing their proprietary interest in the Corporation, encouraging them to remain with the Corporation, or its subsidiaries or affiliates, and providing them with additional incentive in the conduct of their affairs for and on behalf of the Corporation, its subsidiaries and affiliates.

A full copy of the 2015 Stock Option Plan will be available at the Meeting for review by shareholders. Shareholders may also obtain copies of the Plan from the Corporation prior to the Meeting on written request. The following is a summary of the material terms of the Plan:

This stock option plan was approved by shareholders on August 25, 2015 at the Company’s Annual General Meeting.

Equity Compensation Plan Information as of December 31, 2014

Plan Category	Column (a)	Column (b)	Column (c)
	Number of securities to	Weighted-average	Number of securities remaining
	be issued upon exercise	exercise price of	available for future issuance
	of outstanding options	outstanding options	under equity compensation plans
Equity compensation plans approved by security holders	4,197,682	N/A	1,097,682
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	4,197,682	N/A	1,097,682

Outstanding Options as of July 23, 2015

Name	Number of securities underlying	Option exercise	Option expiration date
	unexercised options (#)	price ($)	(d)
(a)	(b)	(c)
Douglas H. Unwin - CEO	500,000	$0.06	June 11, 2015
	150,000	$0.10	December 21, 2017
	75,000	$0.10	July 3, 2017

	100,000	$0.10	April 4, 2018
	100,000	$0.10	March 2, 2019
Derick Sinclair - CFO	150,000	$0.10	December 21, 2017
	100,000	$0.10	April 4, 2018
	100,000	$0.10	March 2, 2019

Notes:
(1)	The option-based awards relate to those stock options awarded pursuant to the Option Plan.
(2)

The value of unexercised in-the-money options was calculated based on the difference between the closing price of the Shares underlying the options as at December 31, 2014, the last closing price prior to the Corporation's year end, which was $0.03 and the exercise price of the option.

(3)	The Corporation does not have any share-based incentive compensation plans outstanding.

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

As of March 1, 2011 Mr. Unwin voluntarily reduced his annual base salary to $120,000. This reduction will remain in place until January 31, 2013. On June 1, 2011, Mr. Unwin took a further annual base salary reduction to $100,000. As of February 1, 2012, Mr. Unwin’s salary has been returned to $160,000 per year.

As of March 1, 2011 Mr. Sinclair voluntarily reduced his base annual fee to $18,000. This reduction remained in place until January 31, 2013. Mr. Sinclair’s base annual fee was returned to $36,000 as of February 1, 2012.

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

  declaring dividends and distributions;

  appointing officers and determining the term of office and compensation of officers;

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

Audit Committee Charter

There is no change in audit committee charter for the year.

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

  reviewing and determining cash and share-based compensation for our directors;

  administering our equity incentive plans in accordance with the terms thereof; and

  such other matters that are specifically delegated to the Compensation Committee by our Board of Directors from time to time.

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

Meetings of Independent Directors

The Board has appointed two committees, the Audit Committee and the Compensation Committee. The Audit committee is comprised of a majority of independent directors and meets regularly. Additional information concerning the committee is found in ‘Audit Committee’ above and in the disclosure below in this ‘Corporate Governance’ section.

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

Ethical Business Conduct

The Board has approved a Code of Business Conduct and Ethics (the “Code”, filed herewith as Exhibit 11.1) to be followed by the Company’s directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company’s agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflicts of interest, protect confidential or proprietary information and comply with the applicable government laws and securities rules and regulations. In the event that a director, officer or employee departs from the Code, the Company is authorized to file a material change report. The board does not actively monitor compliance with the Code, but requires prompt notification of apparent or actual breaches so that it may investigate and take action. The Code has been circulated to all employees.

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

D. Employees

As of December 31, 2014 the Company had the following number of employees and contractors:

Location	Full Time Employees	Contractors

Vancouver, British Columbia	1	1

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

E. Share Ownership.

As of August 25, 2015, the Company has 38,976,825 shares of Common stock outstanding.

The following table sets forth, as of July 23, 2015: (a) the names of each beneficial owner of more than five percent (5%) of our Common Stock known to us, the number of shares of Common Stock beneficially owned by each such person, and the percent of our Common Stock so owned before and after the Share Exchange; and (b) the names of each director, executive officer and significant employee, the number of shares our Common Stock beneficially owned, and the percentage of our Common Stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock, except as otherwise indicated. Individual beneficial ownership also includes shares of Common Stock that a person has the right to acquire within 60 days from July 23, 2015.

Name and Municipality of Residence and	Common Shares	Percentage of Common	Percentage of
Position	Held	Shares Outstanding(2)	Votes Held
Douglas H. Unwin	4,539,667(3)(4)	12.1%	12.1%
North Vancouver, BC
President, CEO, Director (1)
Douglas Wallis Vancouver, BC	350,510	0.9%	0.9%
Director (1)
M. Greg Beniston, BA, LLB	400,000	1.1%	1.1%
Vancouver, BC
Chairman (1)
Wendi Rodrigueza Boston, Mass	100,000	0.34%	0.34%
Director
Derick Sinclair, CA	435,510	1.2%	1.2%
North Vancouver, BC
CFO and Corp. Secretary
Directors and Officers as a Group		15.6%	15.6%

(1)	Members of the Audit and Compensation Committee.
(2)	The calculations are based on 37,456,825 shares of Common Stock issued and outstanding as of May 20, 2016.
(3)	1,155,000 shares of these are held by Donna Armstrong, Mr. Unwin’s spouse.
(4)	1,660,500 shares of these are held by Douglas Cove Capital Corp., a company owned jointly between Douglas H. Unwin and his spouse Donna Armstrong.

Item 7. Major Shareholders and Related Party Transactions

A . Major Shareholders.

Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership”.

B. Related Party Transactions.

Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the consideration agreed to by the parties. During the years ended December 31, 2014, December 31, 2013, December 31, 2012, the Issuer entered into the following transactions with related parties:

• During the year ended December 31, 2014, the CEO of the Company exercised Nil common share purchase warrants, [FYE 2013 – Nil, FYE 2012 – 66,000];

• The Issuer incurred consulting and accounting fees for the year ended December 31, 2014, to a company controlled by its CFO, in the amount of $36,000 [FYE 2012 - $34,500, FYE 2012 – $18,000];

• The Issuer incurred legal fees from a consultant and director of the Issuer in the amount of $3,121 for the year ended December 31, 2014, [FYE 2013 -$8,575, FYE 2012 – $3,200];

• The Issuer incurred salaries, directors fees and other benefits relating to directors and officers of the company in the amount of $205,121 for the year ended December 31, 2014 [FYE 2013 – $187,824, FYE 2012 - $142,788];

• During FYE 2014 the Company issued 1,000,000 common shares and warrants to settle $50,000 of outstanding debt owing to a director of the Company [FYE 2013 - $24,000, FYE 2012– $7,500].

There are no amounts due to the Issuer from companies that have directors in common with the Issuer or have a partner who is a director of the Issuer.

There were no amounts due to the Issuer from shareholders in either fiscal year.

C . Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A . Financial statements and other financial information.

We have appended financial statements filed as part of this Form 20-F. See Item 18, “Financial Statements.”

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s shares are listed for trading on the Canadian National Stock Exchange under the symbol of “PT”.

The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

Item 9. The Offer and Listing - Continued

Year Ended	High Sales Price	Low Sales Price
2012	$0.17	$0.03
2013	$0.16	$0 04
2014	$0.08	$0.02

The quarterly high and low sales prices for out ordinary shares for the two most recent fully financial years and any subsequent quarters are:

Quarters Ended	High Sales Price	Low Sales Price
March 31, 2013	$0.08	$0.04
June 30, 2013	$0.12	$0.05
September 30, 2013	$0.10	$0.05
December 31, 2013	$0.16	$0.05
March 31, 2014	$0.08	$0.06
June 30, 2014	$0.08	$0.05
September 30, 2014	$0.05	$0.02
December 31, 2014	$0.03	$0.02

The monthly high and low sales prices for out ordinary shares for the 12 most recent month are:

Month	High Sales Price	Low Sales Price
January 2014	$0.08		$0.07
February 2014	$0.08		$0.06
March 2014	$0.08		$0.06
April 2014	$0.08		$0.06
May 2014	$0.08		$0.06
June 2014	$0.08		$0.05
July 2014	$0.06		$0.04
August 2014	$0.05		$0.01
September 2014	$0.05		$0.02
October 2014	$0.04		$0.02
November 2014	$0.06		$0.04
December 2014	$0.03		$0.02

On April 30, 2015, the closing price of was $0.02 per share

The company’s shares do not trade regularly and are illiquid.

B. Plan of Distribution

Not applicable.

C. Markets

Please see “Offer and Listing Details” above in this Item 9.

D. Selling Shareholders

Not applicable.

E. Dilution

Not Applicable.

F. Expense of the Issue

Not Applicable.

Item 10. Additional Information

A. Share Capital

As of December 31, 2014, the Company has the following shares authorized and issued:

Class of Share	Number of Authorized Shares	Number of Issued Shares
Class A common shares without par value	Unlimited	38,976,825
Class B Series I preferred shares without par value	1,500,000	NIL
Class B Series II preferred shares without par value	1,000,000	NIL

Class A Common Shares

The holders of Common Shares are entitled to receive notice of and to attend and vote at all meetings of shareholders of the Issuer and each Common Share shall confer the right to one vote in person or by proxy at all meetings of the shareholders of the Issuer. The holders of the Common Shares, are entitled to receive dividends as and when declared by the directors and, subject to the rights of holders of any shares ranking in priority to or on a parity with the Common Shares, to participate ratably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Issuer.

Class B Series I Preferred Shares

Each Series I Class B Preferred Share automatically converted into one (1) Common Share when the Common Shares of the Issuer were listed for trading on the CNSX.

In the event of a change in control of the Issuer involving greater than fifty percent (50%) of the issued and outstanding Common Shares of the Company at a valuation of less than $0.40 per share, or the liquidation, dissolution or wind-up of the Issuer or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Series I Preferred Shares shall be entitled to receive, in preference and priority to any payment or distribution to the holders of the Common Shares or any other class of shares ranking junior to the Series I Preferred Shares, an amount equal to $0.20 per share, together with all accrued and unpaid dividends thereon. After payment to the holders of the Series I Preferred Shares of the amounts so payable to them, they shall be entitled to share in any further distribution of the property or assets of the Issuer. There are no Series I Preferred shares issued.

Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Issuer, the holders of the Series I Preferred Shares shall be entitled to receive any dividends declared and payable by the Issuer on the Series I Preferred Shares. No dividend shall be declared or paid or set apart for the Common Shares then issued and outstanding until an equal or greater dividend on all Series I Preferred Shares then issued and outstanding shall have been declared or paid or provided for at the date of such declaration or payment or setting apart. No dividend has been declared on the Series I Preferred Shares.

Class B Series 2 Preferred Shares

Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the Series II Preferred Shares shall be entitled to receive any dividends declared and payable by the Issuer on the Series II Preferred Shares. No dividend shall be declared or paid or set apart for the Common Shares then issued and outstanding until an equal or greater dividend on all Series I Preferred Shares and all Series II Preferred Shares then issued and outstanding shall have been declared or paid or provided for at the date of such declaration or payment or setting apart. A 12% annual cumulative dividend shall be paid on the Series II Preferred Shares. This dividend shall be paid “in-kind” to the holders in the form of Common Shares of the Issuer converted at the Transaction Price at the time of a Transaction. For greater certainty, any unpaid cumulative dividend(s) due to the holders of Series II Preferred Shares shall be paid to the holders at the time of the Transaction in that number Common Shares equal to the amount of any unpaid cumulative dividend(s) due to the holders divided by the Transaction Price. No fractional shares shall be issued upon the granting of any dividend in-kind of Common Shares. There are no Series 2 Preferred Shares issued.

Each Series II Preferred Share automatically converted upon the listing of the Issuers Common Shares on the CNSX.

Each Series II Preferred Share converted into Common Shares at the Conversion Rate plus one-half (1/2) of a purchase warrant in the capital of the Issuer where one (1) full Series II Purchase Warrant may be exercised at the Transaction Price for a period of two (2) years from its date of issue to purchase one (1) Common Share. No fractional shares shall be issued under any conversion into Common Shares.

Stock Options:

As of December 31, 2014, 2013 and 2012, the following stock options of the Company were outstanding:

Expiry Date	Exercise
	Price $	31 Dec 14	31 Dec 13	31 Dec 12
13-Aug-13	0.27	-	-	225,000
04-Nov-14	0.27	-	150,000	150,000
05-Mar-15	0.27	375,000	375,000	375,000
11-Jun-15	0.06	500,000	-	-
30-Oct-15	0.10	200,000	-	-
10-Jan-17	0.10	400,000	-	-
03-Jul-17	0.10	475,000	475,000	475,000
21-Dec-17	0.10	450,000	450,000	450,000
04-Apr-18	0.10	350,000	350,000	-
16-Sep-18	0.10	100,000	100,000	-
30-Oct-18	0.10	100,000	-	-
07-Mar-19	0.10	525,000	-	-
30-Oct-20	0.10	200,000	-	-
Balance	0.11	3,675,000	1,900,000	1,675,000

Warrants

As of December 31, 2014, 2013 and 2012, the following share purchase warrants were issued and outstanding:

Expiry	Exercise
Date	Price $	31 Dec 14	31 Dec 13	31 Dec 12
15-Nov-13	$0.15	-	-	602,223
19-Jun-14	$0.22	-	56,666	56,666
20-Jun-14	$0.22	-	732,670	732,670
31-Jul-14	$0.15	-	2,473,334	2,473,334
28-Aug-14	$0.25	-	60,000	60,000
21-Sep-14	$0.22	-	747,166	747,166
24-Sep-14	$0.22	-	200,000	-
16-Nov-14	$0.15	-	600,000	600,000
12-Feb-15	$0.22	1,000,000	1,000,000	-
01-May-15	$0.22	1,300,000	1,300,000	-
03-Oct-15	$0.15	1,520,000	-	-
28-Feb-16	$0.10	700,000	-	-
01-Oct-16	$0.10	2,160,000	2,160,000	-
08-Oct-16	$0.10	90,000	90,000	-
18-Oct-16	$0.10	1,980,000	1,980,000	-
18-Oct-16	$0.10	40,000	40,000	-
05-Nov-16	$0.10	6,730,000	6,730,000	-
05-Nov-16	$0.10	50,000	50,000	-
		15,570,000	18,219,836	5,272,059

B. Memorandum and Articles of Association

The Company’s Articles of Incorporation are filed herewith as Exhibit 1.1

C. Material Contracts

Except as otherwise disclosed in this Form 20-F, the Company has no other material contracts.

Escrow Agreements

The Company is classified as an “emerging issuer” under National Policy 46-201. An “emerging issuer” is one that does not meet the “established issuer” criteria based on the Issuer being an “emerging issuer”, the Escrowed Securities (as hereinafter defined) will be subject to a three year escrow.

If the Company achieves “established issuer” status during the term of the 46-201 Escrow Agreement (as hereinafter defined), it will ‘graduate’, resulting in a catch-up release and an accelerated release of any securities remaining in escrow under the 18 month schedule applicable to established issuers as if the Company had originally been classified as an established issuer.

The Principals of the Company and holders of Shares having an issuance price of less than $0.02 per share have entered into an escrow agreement dated August 30, 2011 (the “46-201 Escrow Agreement”) among the Company, the Transfer Agent, the Principals of the Company and holders of shares having an issuance price of less than $0.02 per share (collectively with the Principals, the “Escrow Holders”), as required pursuant to the policies of the CNSX. The Escrow Holders will agree to deposit in escrow their shares (the “Escrowed Securities”) with the Transfer Agent. Under the 46-201 Escrow Agreement, 10% of the Escrowed Securities will be released from escrow on the Listing Date (the “Initial Release”) and an additional 15% will be released on the dates which are 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the Initial Release.

Pursuant to the terms of the Escrow Agreement, the Escrowed Securities may not be transferred or otherwise dealt with during the term of the 46-201 Escrow Agreement unless the transfers or dealings within escrow are:

(1)	transfers to continuing or, upon their appointment, incoming directors and senior officers of the Company or of a material operating subsidiary, with approval of the Issuer’s Board;

(2)	transfers to an RRSP or similar trustee plan provided that the only beneficiaries are the transferor or the transferor’s spouse, children or parents;

(3)	transfers upon bankruptcy to the trustee in bankruptcy; and

(4)	pledges to a financial institution as collateral for a bona fide loan, provided that upon a realization the securities remain subject to escrow.

Tenders of Escrowed Securities to a take-over bid are permitted provided that, if the tenderer is a Principal of the successor corporation upon completion of the take-over bid, securities received in exchange for tendered Escrow securities are substitute in escrow on the basis of the successor corporation’s escrow classification.

Where the Common Shares of the Issuer which are required to be held in escrow are held by a non-individual (a “holding company”), each holding company pursuant to the 46-201 Escrow Agreement, has agreed, or will agree, not to carry out any transactions during the currency of the 46-201 Escrow Agreement which would result in a change of control of the holding company, without the consent of the Exchange. Any holding company must sign an undertaking to the Exchange that, to the extent reasonably possible, it will not permit or authorize any issuance of securities or transfer of securities could reasonably result in a change of control of the holding company. In addition, the Exchange may require an undertaking from any control person of the holding company not to transfer the shares of that company.

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

  deal at arm’s length and are not affiliated with us;

  hold such shares as capital property;

  do not use or hold (and will not use or hold) and are not deemed to use or hold our common shares, in or in the course of carrying on business in Canada;

  have not been at any time residents of Canada; and

  are, at all relevant times, residents of the United States, or U.S. Residents, under the Canada-United States Income Tax Convention (1980), or the Convention.

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

This summary is based on the current provisions of the Canadian Income Tax Act, proposed amendments to the Canadian Income Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and the provisions of the Convention as in effect on the date hereof. No assurance can be given that the Proposed Amendments will be entered into law in the manner proposed, or at all. No advance income tax ruling has been requested or obtained from the Canada Revenue Agency to confirm the tax consequences of any of the transactions described herein.

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

A U.S. Resident will not be subject to tax under the Canadian Tax Act in respect of any capital gain on a disposition of our common shares unless such shares constitute “taxable Canadian property”, as defined in the Canadian Tax Act, of the U.S. Resident and the U.S. Resident is not eligible for relief pursuant to the Convention. Our common shares will not constitute “taxable Canadian property” if, at any time during the 60-month period immediately preceding the disposition of the common shares, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length, or the U.S. Resident together with all such persons, did not own 25% or more of the issued shares of any class or series of shares of our capital stock. In addition, the Convention generally will exempt a U.S. Resident who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the U.S. Resident on the disposition of our common shares, from such liability provided that the value of our common shares is not derived principally from real property situated in Canada, Canadian Resource Property and Canadian Timber Resource Property. However, where the US resident and purchaser are related the purchaser must generally report the transaction to the Canada Revenue Agency within 30 days of the transaction date to benefit from the Convention. The Convention may not be available to a U.S. Resident that is a U.S. LLC which is not subject to tax in the U.S.

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

Generally, the Convention does not apply to US resident LLC’s that are fiscally transparent. However, the Convention may apply to afford withholding tax rates on dividends attributed to a US resident member of a US resident fiscally transparent LLC to the extent of the dividend consider to have been received by that member.

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

  tax-exempt organizations and pension plans;

  persons subject to alternative minimum tax;

  banks and other financial institutions;

  insurance companies;

  partnerships and other pass-through entities (as determined for United States federal income tax purposes);

  broker-dealers;

  persons who hold their common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, and other risk management transaction; and

  persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is:

  an individual citizen or resident of the United States;

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

F. Dividends and Paying Agents

Not applicable.

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

Not applicable.

Item 16A. Audit Committee Financial Experts

A Chartered Accountant for over 30 years, Doug Wallis specializes in work with Canadian and US public companies. This work involves everything from assisting in the structure of initial public offerings to comprehensive audit services. Doug’s extensive experience in accounting and the rules of professional conduct are also highly valued at Smythe Ratcliffe. Previously, Doug served as the Director of Professional Advisory Services for the Institute of Chartered Accountants of BC.

Item 16B. Code of Ethics

Our Board of Directors has approved a Code of Business Conduct and Ethics, which is filed herewith as Exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

Audit fees for the year ended December 31, 2014 were $15,000.

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

Item 18. Financial Statements

The Company’s audited financial statements for fiscal year ended December 31, 2014 are filed as Exhibit 1.1 with this Form 20-F. All of the financial information is presented herein in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19. Exhibits

Exhibit	Description of Exhibit
Number

99.1	Annual Financial Statements as of December 31, 2014 and 2013
99.2	Management’s Discussion and Analysis for the year ended December 31, 2014

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

PACIFIC THERAPEUTICS LTD

Date: April 30, 2015	By: /s/ Douglas H. Unwin
Name: Douglas H. Unwin
Title: Chief Executive Officer

By: /s/ Derick Sinclair
Name: Derick Sinclair
Title: Chief Financial Officer