Form 20-F
period 2015-12-31
TOWER ONE WIRELESS CORP.
filed 2017-05-09
CIK 1579026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

_________________________________________

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31 2015

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

Tel: 604-559-8051
Fax: 604-559-8051
(Name, Telephone, E-Mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
1,351,500 CLASS A COMMON SHARES,	Canadian National Stock Exchange
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
1,351,500
Class A Common Shares, no par value as of December 31, 2015.

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
North Vancouver, BC V7G
2P1

Brian Gusko
600-535 Howe Street
Vancouver, BC
V6C 2Z4	Director	August 25, 2015

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

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data For the Years Ended December 31, 2015, 2014 and 2013

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

Period ended	FYE 2015 (IFRS)	FYE 2014 (IFRS)	FYE 2013 (IFRS)
Net Sales	$Nil	$Nil	$Nil
Net loss and Comprehensive Loss	179,673	($693,645)	($740,846)
Basic and diluted loss per share	0.13	($0.02)	($0.03)
Weighted average shares	1,351,500	37,830,595	27,561,948

Year ended	FYE 2014 (IFRS)	FYE 2014 (IFRS)	FYE 2013 (IFRS)
Total assets	$14,696	$67,315	$287,044
Net Assets	(609,410)	($875,761)	($440,144)
Share capital	$2,800,010	$2,760,010	$2,699,210
Shares committed for issuance	$4,8020	$Nil	$Nil
Equity component of convertible note	$1,080	$Nil	$Nil
Contributed surplus	$121,939	$289,766	$123,704
Deficit accumulated	$3,537,239	($3,955,537	($3,263,058)
Common Shares Issued	1,351,500	38,976,825	37,456,825
Dividends	$Nil	$Nil	$Nil

B. Capitalization and indebtedness.

The following table sets forth our capitalization as of December 31, 2015 and December 31, 2014. This table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes included elsewhere in this Registration Statement on Form 20-F.

	As of December 31, 2015	As of December 31, 2014
Current Liabilities:
Accounts payable and accruals:	$624,106	$943,076
Non-Current Liabilities:	$Nil	$Nil
Equity:
Common shares	$2,800,010	$2,760,010
Subscriptions Received	$Nil	$30,000
Shares committed for issuance	$4,800	$Nil
Shares Equity Component of convertible note	$1,080	$Nil
Contributed Surplus	$121,939	$289,766
Accumulated deficit	$3,537,239	$3,955,537)
Total equity	($609,410)	($875,761)

Liabilities and equity:	$14,696	$67,315

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

Issuer Risk - Risks that are specific to the Company

Insufficient Funds to Accomplish the Company's Business Objectives

The Company remains under constant working capital pressures. As of December 31, 2015, the Company had a working capital deficit of $609,411. In the near future, potential revenues cannot support existing and upcoming expenses or other capital requirements. When the current funding has been expended, the Company will require and is planning for additional funding. There is no assurance that this funding will be available when required by the Company and/or available on suitable terms. Furthermore, the Company expects negative operating cash flows for the immediately foreseeable future.

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

We also provide directors’ and officers’ liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current officers and directors insurance coverage expires on July 22, 2015. We plan to renew the insurance upon its expiration.

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

C. Organizational structure

Not Applicable.

D. Property, plant and equipment.

As we operate as a virtual company and we have no products approved for marketing, and no research and development facilities or manufacturing plant, we therefore have no PP&E relating to manufacturing equipment at this time. However, we do have minimal amounts of lab equipment, computer equipment, furniture and fixtures and leasehold improvements relating to our head office. See the financial statements for the fiscal year ended December 31, 2015 included in this Form 20-F. Our head office is located at 1500 – 409 Granville St. in Vancouver BC, Canada.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013, and the opening statement of financial position as at January 1, 2011, have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This discussion contains forward-looking statements that involve certain risks and uncertainties. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See Item 3.D, “Key Information — Risk Factors”.

The Company’s net income (loss) for the year ended December 31, 2015, totaled $179,673 or $0.13 per share (FYE 2014 –($693,645) or ($0.02) per share, FYE 2013 – ($740,846) or ($0.03) per share). The main contributor to this decreased loss in 2014 is in gain on debt forgiveness, impairment of intangible assets, the decrease in research and development, advertising and promotion and investor relations as well as the incurrence of a loss on the derivative liability.

Revenues

The Company has not generated any revenue from the sale of drug therapies. The Company has not recognized any revenue since inception through December 31, 2015. The Company does not expect to receive any revenues until after the completion of the Phase 2 trial of PTL-202.

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

During the year ended December 31, 2015, the total general and administrative costs were $53,368 as compared to the year ended December 31, 2014 during which period the total general and administrative costs were $202,809. The decreased loss is largely due to an increase in advertising and promotion of $45,537, investor relations of $25,075 and professional fees of $83,004 in the year ended December 31, 2015 as compared to the year ended December 31, 2014.

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

Interest Income

Interest income consists of interest earned on the Company’s cash and cash equivalents. There was interest income in 2015 of $Nil (2014- $Nil, 2013 – $16,861).

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

Contributed Surplus, which arises from the recognition of the estimated fair value of stock options and warrants, was $121,939 for fiscal year 2015, compared with $289,766 for fiscal year 2014 and $123,704 for fiscal year 2013. The decrease in contributed surplus was due to options and warrant expired unexercised.

As a result of the net and comprehensive income (loss) for the fiscal year 2015 of $179,673 (compared with ($693,645) for fiscal year 2014 and ($740,846) for fiscal year 2013), the deficit as of December 31, 2015 increased to $3,537,239 from $3,955,537 as of December 31, 2014, for a decrease of $418,298. The deficit as of December 31, 2014 increased to $3,955,537 from $3,263,058 as of December 31, 2013, for an increase of $692,479.

During the fiscal year 2015, the Company’s net cash provided by financing activities increased to $165,376, compared with $197,785 for fiscal year 2014 and $731,273 for fiscal year 2013.

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

Comparison of Years Ended December 31, 2015 and 2014

	31-Dec-15	31-Dec-14	Change	Change
	$	$	$	%
Revenue	Nil	Nil	0	N/A
Research and Development*	Nil	Nil	0	N/A
Wages and Benefits	106,667	160,947	-54,280	-34%
Professional Fees	85,486	168,490	-83,004	-49%
Advertising and Promotion	22,386	67,923	-45,537	-67%
Investor Relations	-	25,075	-25,075	-100%
General and Administrative	53,368	202,809	-149,441	-74%
Insurance	9,707	30,194	-20,487	-68%
Rent and Occupancy Cost	3,172	14,543	-11,371	-78%
Interest Expense (Income)	4,077	22,877	-18,800	-82%
Other Expense	-464,536	787	-465,323	-59126%
Net and Comprehensive Loss	-179,673	693,645	-873,318	-59678%

Comparison of Quarters Ended December 31, 2015 and 2014

	December	September 31,	June	March	December	September	June	March
	31, 2015	2015	30, 2015	31, 2015	31, 2014	31, 2014	30, 2014	31, 2014
	$	$	$	$	$	$	$	$
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(33,656)	427,540	(100,306)	(113,905)	(234,287)	(135,543)	(149,592)	(174,225)
Loss per Share basic and diluted	(0.00)	0.01	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
Cash	(141)	(120)	631	944	1,513	8,370	1,905	10,220
Total Assets	14,696	21,292	65,953	65,473	67,315	87,769	81,660	122,296
Non-Current Liabilities	Nil	Nil	Nil	973,141	Nil	Nil	Nil	Nil

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

B. Liquidity and Capital Resources.

Overview

The Company is a development stage company and therefore has no regular cash inflows. Selected financial data pertaining to liquidity and capital resources for the fiscal years ended December 31, 2015 and December 31, 2014 is presented below.

Comparison of Years Ended December 31, 2015 and 2014

			$ Change	%Change
Year ended	2015	2014	between two	between
			years	two years
	$	$
Cash and Cash Equivalents	-141	1,513	-1,654	-109%
Current Assets	14,695	2,825	11,870	420%
Current Liabilities	624,106	943,076	-318,970	-34%
Working Capital	-638,801	-940,251	301,450	-32%
Accumulated Deficit	-3,537,239	3,955,537	-7,492,776	-189%
Cash used in Operations	161,460	366,769	-205,309	-56%
Cash flows from Financing Activities	165,376	197,785	-32,409	-16%
Interest Income	$Nil	$Nil	$Nil	%Nil

As of December 31, 2015, the Company had cash and cash equivalents of $nil (compared with $1,513 for fiscal year 2014 and $180,692 for fiscal year 2013) and working capital of ($638,801) (compared with ($940,251) for fiscal year 2014 and ($502,500) for fiscal year 2013). Working capital is calculated as current assets less current liabilities.

Cash and cash equivalents decreased by $1,654 between fiscal year 2015 and fiscal year 2014 due to an increase in financing during the period.

Working Capital decreased by $301,450 from fiscal year 2015 to fiscal year 2014 due to the decrease in restricted cash from the irrevocable subscription agreements upon the cancellation of those agreements and a reclassification of amounts due to shareholders from non-current to current liabilities. Total liabilities only decreased by $318,970 for the fiscal year ended December 31, 2015 when compared to the total liabilities for the fiscal year ended December 31, 2014.

Operating Activities

Cash utilized in operating activities during fiscal year 2015 was $161,460 (compared with $366,769 for fiscal year 2014 and

$546,866 for fiscal year 2013). The decrease in cash utilized in operations during fiscal year 2015 as compared to fiscal year 2014 was due to a decrease in advertising and promotion, research and development and investor relations. This increase was offset by a decrease in expenses for Professional Fees. The increase in cash utilized in operations during fiscal year 2015 as compared to fiscal year 2014 was due to a decrease in professional fees related to the company becoming a reporting Company. This increase in the fiscal year 2015 was offset by reductions in wages and benefits, travel, research and development, as well as computer expenses.

Investing Activities

Investing activities primarily include additions to fixed assets and intangible assets. Net cash used in investing activities was 5,570, $10,195, and $13,569 in fiscal year ended December 31, 2015, 2014 and 2013, respectively.

Financing Activities

The Company’s cash inflows from financing activities comprised proceeds from common share issuances, warrants and warrant exercises for cash during fiscal year ended December 31, 2015 totaling $165,376. The Company’s cash inflows from financing activities comprised proceeds from common share issuances, warrant exercises, re-pricing of shares for cash and cash subscriptions received under the terms of the irrevocable subscription agreements during fiscal year ended December 31, 2014 totaling $197,785, compared with $731,273 for fiscal year ended December 31, 2013. Cash from financing activities decreased by $32,409 between fiscal year 2014 and fiscal year 2013 and increased by $533,488 between fiscal year 2014 and fiscal year 2013.

Capital Expenditures

Capital expenditures include $nil to acquire laboratory equipment in 2015, $Nil in 2014 and $Nil in 2013.

There were no capital expenditures during the quarters ended December 31, 2015 or 2014.

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

Comparison of Years Ended December 31, 2015, 2014 and 2013

From inception through to December 31, 2011, the Company incurred total expenses in the development of its intellectual property of $1,836,405, which includes $548,204 of research and development expenses (research and development expenses on the financial statements have been offset by $53,277 in IRAP funding and $187,427 in SR&ED tax credits), $398,431 of professional fees and $889,770 of wages and benefits.

From inception through to December 31, 2015, the Company incurred total expenses in the development of its intellectual property of $1,410,503, which includes $507,264 of research and development expenses (research and development expenses on the financial statements have been offset by $53,277 in IRAP funding and $187,427 in SR&ED tax credits), $226,746 of professional fees and $676,493 of wages and benefits.

	Year ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
Research and Development Expenses
Personnel, Consulting, and Stock-based Compensation	$Nil	$Nil	$Nil
License Fees and Subcontract research	$Nil	$Nil	$Nil
Facilities and Operations	$Nil	$Nil	$Nil
Less: Government contributions	$Nil	$Nil	$Nil
Total	$Nil	$Nil	$Nil

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

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of February 16, 2016:

Name and	Principal Occupation for Past Five	Date of	Common Shares	Percentage of
Position	Years	Appointment to	Held	Common
		Office		Shares
Outstanding(2)
Brian Gusko,	Partner at Howe & Bay Financial	August 25, 2015	421,971	31.2%
MBA Director	Corporation, CFO of Vodis
Pharmaceuticals (RZX:cse) Director of
Lomiko Metals. (LMR:tsxv), director
Arco Resources Corp. (ARR:tsxv),
Director Robix Alternative Fuels
(RZX:cse), director Newnote Financial
Corporation (NEW:cse).

Name and	Principal Occupation for Past Five	Date of	Common Shares	Percentage of
Position	Years	Appointment to	Held	Common
		Office		Shares
Outstanding(2)
Christine Mah	Executive Secretary For Evolving Gold	February 12, 2016	0	0
Corp. (EVA:CSE), Canada
Carbon Inc. (CCB: TSXV and Canada
Coal Inc. (CCK:TSXV)
Derick Sinclair,	CFO, Cadan Resource Corporation, May	Chief Financial	0	0
CA, CFO	2007 to present, CFO Madeira Minerals	Officer since
	Ltd 2009 to present, CFO Viscount	September 1, 2007;
	Mining Ltd 2010 to present.	Corporate Secretary
Since October 31,
2007
Robert Horsley	Director of Evolving Gold Corp (Since	February 1, 2016	416,666	30.8%
CEO and	March 4, 2014) (CSE: EVG)
Director	Owner of Marksman Geological Ltd
(Exploration Management & Contracting
Services)
Owner of Cervus Business Management
Inc ( Capital Markets Advisory Firm)
Partner in Howe And Bay Financial Corp
(Capital Markets Advisory Firm)

The Company’s Audit Committee consists of Robert Horsley, Brian Gusko and Christine Mah.

The Company’s Compensation Committee consists of Robert Horsley, Brian Gusko and Christine Mah.

The following is a brief description of the background of the key management, directors and the promoters of the Company:

Robert Horsley

Mr. Robert “Nick” Horsley has over 10 years of public markets experience focused in finance, investor relations, marketing management and merger & acquisitions. Mr. Horsley has served as a director and a consultant to several public and private companies and has worked in a variety of industries including: consumer goods, energy, mining, oil & gas, nutraceuticals & pharmaceuticals, and technology. He is also a director of Evolving Gold Corp. and has held the following positions with that company: Member of Audit Committee; Member of Compensation Committee; Member of Corporate Governance Committee; and Member of Technical Committee.

Brian Gusko, MBA

Mr. Gusko brings with him significant resource, technology and international business experience. Most recently he has been active as a Board member or CFO of numerous public companies. He currently is on the Board of Directors of Lomiko Metals (LMR:tsxv) and sits on Lomiko’s audit committee. Previously he was CFO of UC Resources (UC.tsxv) and Vodis Pharmaceuticals (VP.cse). He is also on the audit committee of cloud nine Education Group, which is a reporting issuer in BC but not yet listed. He has completed the Canadian Securities Course, and passed CFA Level I.

Christine Mah

Ms. Mah is an experienced professional holding a marketing diploma from British Columbia Institute of Technology. Ms. Mah has spent 10 years working with reporting companies assisting with office management, office system implementation, book keeping and administration services. Her corporate experience has ranged from industries such as communications, technology, consumer goods, culinary. Ms. Mah has had experience relevant to audit committees by actively participating in the yearly audits of Evolving Gold Corp.

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

Compensation of Directors and Executive Officers

In 2015, we paid aggregate cash compensation of approximately $144,001 to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

We provide directors and officer’s liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage will expire on November 9, 2014. We plan to renew the insurance upon its expiration.

2015 Stock Option Plan

The Company’s Board of Directors will adopt a new stock option plan, effective as of the issue of a receipt for the final prospectus, the purpose of which will be to provide incentives to attract, retain and motivate executive officers, directors and employees whose present and future contributions are important to the Company. Subject to regulatory approval, the maximum number of the Company’s Common Shares reserved for issuance pursuant to stock options granted under the stock option plan will, at any time, be 10% of the number of Common Shares then outstanding. The number of the Company’s Common Shares that may be issued to any one person shall not exceed 5% of the Common Shares issued and outstanding on a non-diluted basis. The price at which the Company’s Common Shares may be issued under the stock option plan will be determined from time to time by the Company’s Board of Directors in compliance with the rules and policies of any stock exchange upon which the Company’s Common Shares are listed. The vesting of options granted under the stock option plan will be determined by the Board of Directors at the time of the grant. Options granted under the stock option plan may be exercisable over a maximum period of 5 years. They will generally have a term of 5 years and vest over four years, 25% on each of the first four anniversaries of the date of grant, provided the optionee is in continuous service to the Company. The Board of Directors may amend the terms of the stock option plan from time to time, to the extent permitted by the stock option plan and any rules and policies of any stock exchange on which the Common Shares are listed, or terminate it at any time. If the Company accepts any offer to amalgamate, merge or consolidate with any other company (other than a wholly-owned subsidiary) or if holders of greater than 50% of the Company’s Common Shares accept an offer made to all or substantially all of the holders of the Company’s Common Shares to purchase in excess of 50% of our current issued and outstanding Common Shares, any then-unvested options will automatically vest in full.

This stock option plan was approved by shareholders on May 20, 2016 at the Company’s Annual General Meeting.

Equity Compensation Plan Information as of December 31, 2015

Plan Category	Column (a)	Column (b)	Column (c)
	Number of securities to	Weighted-average	Number of securities remaining
	be issued upon exercise	exercise price of	available for future issuance
	of outstanding options	outstanding options	under equity compensation plans
Equity compensation plans	Nil	Nil	Nil
approved by security holders
Equity compensation plans	Nil	Nil	Nil
not approved by security
holders
Total	Nil	Nil	Nil

Outstanding Options as of May 20, 2016

Holders (current and former positions)	No. of Shares Under Option	Exercise Price	Expiry Date
Directors, who are also officers
Douglas H. Unwin (CEO & President, Director)	Nil	Nil	Nil

Directors
M. Greg Beniston (Chairman of the Board)	Nil	Nil	Nil
Doug Wallis (Director)	Nil	Nil	Nil
Wendi Rodrigueza (Director)	5,000	$3.00	December 21, 2017

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

As of December 31, 2015 the Company had the following number of employees and contractors:

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

E. Share Ownership.

As of January 20, 2016, the Company has 38,976,825 shares of Common stock outstanding before share consolidation:

The following table sets forth, as of January 20, 2016: (a) the names of each beneficial owner of more than five percent (5%) of our Common Stock known to us, the number of shares of Common Stock beneficially owned by each such person, and the percent of our Common Stock so owned before and after the Share Exchange; and (b) the names of each director, executive officer and significant employee, the number of shares our Common Stock beneficially owned, and the percentage of our Common Stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock, except as otherwise indicated. Individual beneficial ownership also includes shares of Common Stock that a person has the right to acquire within 60 days from January 20, 2016.

Name and Municipality of Residence and	Common Shares	Percentage of Common	Percentage of
Position	Held	Shares Outstanding(2)	Votes Held
Douglas H. Unwin	4,539,667(3)(4)	12.1%	12.1%
North Vancouver, BC
President, CEO, Director (1)
Douglas Wallis Vancouver, BC	350,510	0.9%	0.9%
Director (1)
M. Greg Beniston, BA, LLB	400,000	1.1%	1.1%
Vancouver, BC
Chairman (1)
Wendi Rodrigueza Boston, Mass	100,000	0.34%	0.34%
Director
Derick Sinclair, CA	435,510	1.2%	1.2%
North Vancouver, BC
CFO and Corp. Secretary
Brian Gusko	220,000	0.6%	0.6%
Director
Directors and Officers as a Group		16.2%	16.2%

(1)	Members of the Audit and Compensation Committee.
(2)	The calculations are based on 38,976,825 shares of Common Stock issued and outstanding as of January 20, 2016.
(3)	1,155,000 shares of these are held by Donna Armstrong, Mr. Unwin’s spouse.
(4)	1,660,500 shares of these are held by Douglas Cove Capital Corp., a company owned jointly between Douglas H. Unwin and his spouse Donna Armstrong.

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

The Issuer incurred consulting and accounting fees for the year ended December 31, 2015, to a company controlled by its CFO, in the amount of $31,500 (FYE 2014 - $36,600, FYE 2013 – $34,500];

The Issuer incurred legal fees from a consultant and director of the Issuer in the amount of $1,334 for the year ended December 31, 2015, (FYE 2014 - $3,121, FYE 2013 – $8,575]; The Issuer incurred salaries, paid to the former CEO of $106,667 (FYE 2014 -$160,000, FYE 2013 -$155,000) Share based payments to directors of the company in the amount of$4,500 for the year ended December 31, 2015 [FYE 2014 – $67,835, FYE 2013 -$32,824];

During FYE 2015the Company issued 39,333common shares and warrants to settle $59,000 of outstanding debt owing to officers and directors of the Company [FYE 2014 -$50,000, FYE 2013– $24,000].

During the year ended December 31, 2015, the Company entered into debt settlement agreements with officers and directors of the Company through which $535,077 in due to related parties was forgiven.

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

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s shares are listed for trading on the Canadian National Stock Exchange under the symbol of “PT”.

The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

Item 9. The Offer and Listing - Continued

Year Ended	High Sales Price	Low Sales Price
2013	$0.16	$0 04
2014	$0.08	$0.02
2015	$0.04	$0.01

The quarterly high and low sales prices for out ordinary shares for the two most recent fully financial years and any subsequent quarters are:

Quarters Ended	High Sales Price	Low Sales Price
March 31, 2014	$0.08	$0.06
June 30, 2014	$0.08	$0.05
September 30, 2014	$0.05	$0.02
December 31, 2014	$0.03	$0.02
March 31, 2015	$0.03	$0.01
June 30, 2015	$0.02	$0.01
September 30, 2015	$0.02	$0.01
December 31, 2015	$0.01	$0.01

The monthly high and low sales prices for out ordinary shares for the 12 most recent month are:

Month	High Sales Price		Low Sales Price
January 2015		$0.04	S	0.01
February 2015		$0.03	S	0.01
March 2015		$0.03	S	0.01
April 2015		$0.03	S	0.01
May 2015		$0.04	S	0.01
June 2015		$0.02	S	0.01
July 2015		$0.02	S	0.01
August 2015		$0.02	S	0.01
September 2015		$0.02	S	0.01
October 2015	S	0.00	S	0.01

November 2015	$0.01	S	0.01
December 2015	$0.01	S	0.01

On April 4, 2016, the closing price of was $0.12 per share

The company’s shares do not trade regularly and are illiquid.

B. Plan of Distribution

Not applicable.

C. Markets

Please see “Offer and Listing Details” above in this Item 9.

D. Selling Shareholders

Not applicable.

E. Dilution

Not Applicable.

F. Expense of the Issue

Not Applicable.

Item 10. Additional Information

A. Share Capital

As of December 31, 2015, the Company has the following shares authorized and issued:

Class of Share	Number of Authorized Shares	Number of Issued Shares
Class A common shares without par value	Unlimited	1,351,500
Class B Series I preferred shares without par value	1,500,000	NIL
Class B Series II preferred shares without par value	1,000,000	NIL

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

Stock Options:

As at December 31, 2015 and 2014 the following stock options were outstanding and exercisable:

Expiry Date	Exercise Price $	31-Dec-15	31 Dec 14
05-Mar-15	8.10	-	12,500
11-Jun-15	1.80	-	16,667
30-Oct-15	3.00	-	6,667
10-Jan-17	3.00	-	13,333
03-Jul-17	3.00	833	15,833
21-Dec-17	3.00	5,000	15,000
04-Apr-18	3.00	3,333	11,667
16-Sep-18	3.00	-	3,333
28-Oct-17	3.00	-	3,333
07-Mar-19	3.00	4,167	17,500
28-Oct-19	3.00	-	6,667
Balance	3.00	13,333	122,500

Warrants

As at December 31, 2015 and 2014 the following share purchase warrants were issued and outstanding:

Expiry Date	Exercise Price $	2015	2014
12-Feb-15	$6.60	-	33,333
01-May-15	$6.60	-	43,333
03-Oct-15	$4.50	-	50,668
28-Feb-16	$3.00	23,333	23,333
01-Oct-16	$3.00	72,000	72,000
08-Oct-16	$3.00	3,000	3,000
18-Oct-16	$3.00	66,000	66,000
18-Oct-16	$3.00	1,333	1,333
05-Nov-16	$3.00	224,333	224,333
05-Nov-16	$3.00	1,667	1,667
20-Mar-16	$4.50	66,667	-
		458,333	519,000

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

A U.S. Holder may also avoid taxation under the excess distribution regime by timely making a mark-to-market election. An electing U.S. Holder would include in gross income the increase in the value of its PFIC Shares during each of its taxable years and deduct from gross income the decrease in the value of its PFIC Shares during each of its taxable years. Amounts included in gross income or deducted from gross income by an electing U.S. Holder are treated as ordinary income and ordinary deductions from U.S. sources. Deductions for any year are limited to the amount by which the income inclusions of prior years’ exceed the income deductions of prior years. Gain from the sale of PFIC Shares covered by an election is treated as ordinary income from U.S. sources while a loss is treated as an ordinary deduction from U.S. sources only to the extent of prior income inclusions. Losses in excess of such prior income inclusions are treated as capital losses from U.S. sources. A mark-to-market election is timely if it is made by the due date of the U.S. Holder’s tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A mark-

to-market election is also made on IRS Form 8621.

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

Audit fees for the year ended December 31, 2015 were $18,000.

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

Item 18. Financial Statements

The Company’s audited financial statements for fiscal year ended December 31, 2015 are filed as Exhibit 1.1 with this Form 20-F. All of the financial information is presented herein in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19. Exhibits

Exhibit Number	Description of Exhibit

99.1	Annual Financial Statements as of December 31, 2015 and 2014
99.2	Management’s Discussion and Analysis for the year ended December 31, 2015

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

PACIFIC THERAPEUTICS LTD

Date: April 4, 2016	By: /s/ Douglas H. Unwin
Name: Douglas H. Unwin
Title: Chief Executive Officer

By: /s/ Derick Sinclair
Name: Derick Sinclair
Title: Chief Financial Officer