Form 20-F
period 2016-12-31
TOWER ONE WIRELESS CORP.
filed 2017-05-09
CIK 1579026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

_________________________________________

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

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

600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada
(Address of principal executive offices)

Tel: 604-559-8051
Fax: 604-559-8051
(Name, Telephone, E-Mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
6,735,885 CLASS A COMMON SHARES,	Canadian National Stock Exchange
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
6,735,885 Class A Common Shares, no par value as of December 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned Company, as defined in Rule 405 of the Securities Act.

[   ] YES [ X ] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[   ] YES [   ] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[   ] YES [ X ] NO

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

[   ] YES [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 in the Exchange Act. (Check one):

[ ] Large Accelerated Filer	[ ] Accelerated Filer	[ X ] Non-Accelerated Filer

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

[   ] Item 17 [ X ] Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

[   ] YES [   ] NO

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

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management.

The term of office of the Company’s directors expires annually at the time of the Company’s annual general meeting. The term of the office of the officers expires at the discretion of the Company’s directors. Below is a list of the Company’s directors and senior management:

Name	Tital in the Company	Date of Appointment to Office
Nick Horsley	CEO	since February 1, 2016;
600-535 Howe Street
Vancouver, BC V6C 2Z4

Christine Mah	Director	Since February 12, 2016
600-535 Howe Street
Vancouver, BC V6C 2Z4

Abbey Abdiye	CFO and Corporate Secretary	Since April 27, 2016;
600-535 Howe Street		Corporate Secretary since April 27, 2016
Vancouver, BC
V6C 2Z4

Brian Gusko
600-535 Howe Street
Vancouver, BC
V6C 2Z4	Chairman of the Board	Since August 25, 2015

Please also see Item 6 of this Form 20-F for more information about the directors and senior management.

B. Advisers.

The Company’s outside legal counsel is Hunter Taubman Weiss LLP, at 130 w. 42nd Street, Suite 1050, New York, NY 10023; Tel: (212) 732-7184.

C. Auditors.

The Company’s auditors are Manning Elliott LLP Chartered Professional Accountants at 1050 W Pender St, Vancouver, BC V6E 3S7; Tel: (604) 714-3600.

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data For the Years Ended December 31, 2016, 2015 and 2014

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

Period ended	FYE 2016	FYE 2015	FYE 2014
	(IFRS)	(IFRS)	(IFRS)
Net Sales	$Nil	$Nil	$Nil
Net loss and Comprehensive Loss	($452,288)	$179,673	($693,645)
Basic and diluted loss per share	(0.09)	$0.13	($0.02)
Weighted average shares	5,175,946	1,351,500	37,830,595

Year ended	FYE 2016	FYE 2015	FYE 2014
	(IFRS)	(IFRS)	(IFRS)
Total assets	$1,608,280	$14,696	$67,315
Net Assets	1,468,473	(609,410)	($875,761)
Share capital	$3,292,175	$2,800,010	$2,760,010
Shares committed for issuance	$Nil	$4,800	$Nil
Equity component of convertible note	$Nil	$1,080	$Nil
Share subscriptions received	$1,602,257	$Nil	$Nil
Contributed surplus	$563,568	$121,939	$289,766
Deficit accumulated	$3,989,527	$3,537,239	($3,955,537
Common Shares Issued	6,735,885	1,351,500	38,976,825
Dividends	$Nil	$Nil	$Nil

B. Capitalization and indebtedness.

The following table sets forth our capitalization as of December 31, 2016 and December 31, 2015. This table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes included elsewhere in this Registration Statement on Form 20-F.

	As of December 31, 2016	As of December 31, 2015
Current Liabilities:
Accounts payable and accruals:	$139,807	$624,106
Non-Current Liabilities:	$Nil	$Nil
Equity:
Common shares	$3,292,175	$2,800,010
Subscriptions Received	$Nil	$Nil
Shares committed for issuance	$Nil	$4,800
Shares Equity Component of convertible note	$Nil	$1,080
Share subscriptions received	$1,602,257	$Nil
Contributed Surplus	$563,568	$121,939
Accumulated deficit	$3,989,527	$3,537,239)
Total equity	$1,468,473	($609,410)
Liabilities and equity:	1,608,280	$14,696

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

Name and Incorporation

The Company was incorporated under the British Columbia Business Corporations Act (“BCBCA”) on September 12, 2005 as “Pacific Therapeutics Ltd.”.

The head office of the Company is located at Suite 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada, and the registered and records office of the Company is located at Suite 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada. The Company’s phone number is (604) 559-8051 and its web site is www.pacifictherapeutics.com. The information on our website does not form a part of this Form 20-F.

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

ACTIVE PHASE II CLINICAL TRIALS

  CNTO 888 (Manufactured by Centocor, Inc.): A Phase 2, Multicenter, Multinational, Randomized, Double- Blind, Placebo-Controlled, Parallel-Group, Dose-Ranging Study Evaluating the Efficacy and Safety of CNTO
  888 Administered Intravenously. The primary objective is to determine the efficacy (as measured by pulmonary function) and safety of CNTO 888 in patients with IPF. The secondary outcome measures are to assess the effect of CNTO 888 on measures of disease progression, patient reported outcomes, functional capacity and health-related quality of life, and to assess the pharmacokinetics and pharmacodynamics of CNTO 888 in IPF. The study began recruiting patients in October, 2008, with a goal of recruiting 120 patients. Patients will be in the study for about 74 weeks;

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

We also provide directors’ and officers’ liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current officers and directors insurance coverage expires on January 24, 2017. We plan to renew the insurance upon its expiration.

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

  Pharmaco-vigilance: Marketing Authorization Holders are obliged to monitor the safety of products post- approval and to submit to the regulators safety reports on an expedited and periodic basis. There is an obligation to notify regulators of any other information that may affect the risk benefit ratio for the product;

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

C. Organizational structure

Not Applicable.

D. Property, plant and equipment.

As we operate as a virtual company and we have no products approved for marketing, and no research and development facilities or manufacturing plant, we therefore have no PP&E relating to manufacturing equipment at this time. However, we do have minimal amounts of lab equipment, computer equipment, furniture and fixtures and leasehold improvements relating to our head office. See the financial statements for the fiscal year ended December 31, 2016 included in this Form 20-F. Our head office is located at 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements for the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014, and the opening statement of financial position as at January 1, 2011, have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This discussion contains forward-looking statements that involve certain risks and uncertainties. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See Item 3.D, “Key Information — Risk Factors”.

The Company’s net income (loss) for the year ended December 31, 2016, totaled ($452,288) or ($0.09) per share (FYE 2015 – $179,673 or $0.13 per share, FYE 2014 – ($693,645) or ($0.56) per share). The main contributor to this increased loss in 2016 is in increase in professional fees, office, share-based payments and transfer fees.

Revenues

The Company has not generated any revenue from the sale of drug therapies. The Company has not recognized any revenue since inception through December 31, 2016. The Company does not expect to receive any revenues until after the completion of the Phase 2 trial of PTL-202.

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

During the year ended December 31, 2016, the total general and administrative costs were $452,809 as compared to the year ended December 31, 2015 during which period the total general and administrative costs were $284,863. The increased loss is largely due to an increase in insurance of $9,924, office and other of $30,509, professional fees of $221,928 and share-based payments of $63,507 in the year ended December 31, 2016 as compared to the year ended December 31, 2015.

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

Interest Income

Interest income consists of interest earned on the Company’s cash and cash equivalents. There was interest income in 2016 of $Nil (2015- $Nil, 2014 – $Nil).

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

Contributed Surplus, which arises from the recognition of the estimated fair value of stock options and warrants, was $563,568 for fiscal year 2016, compared with $121,939 for fiscal year 2015 and $289,766 for fiscal year 2014. The decrease in contributed surplus was due to options and warrant expired unexercised.

As a result of the net and comprehensive income (loss) for the fiscal year 2016 of ($452,288) (compared with $179,673 for fiscal year 2015 and ($693,645) for fiscal year 2014), the deficit as of December 31, 2016 increased to $3,989,527 from $3,537,239 as of December 31, 2015, for an increase of $452,288. The deficit as of December 31, 2015 increased to $3,537,239 from $3,955,537 as of December 31, 2014, for a decrease of $$418,298.

During the fiscal year 2016, the Company’s net cash provided by financing activities increased to $1,774,582, compared with $165,376 for fiscal year 2015 and $197,785 for fiscal year 2014.

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

Comparison of Years Ended December 31, 2016 and 2015

	2016	2015	Change	Change
	$	$	$	%
Revenue	Nil	Nil	0	N/A
Gain on debt forgiveness	-	535,077
Wages and Benefits	-	106,667	-106,667	-100%
Professional Fees	307,414	85,486	221,928	260%
Advertising and Promotion	-	22,386	-22,386	-100%
Share based Payments	75,505	11,998	63,507	529%
General and Administrative	49,493	41,370	8,123	20%

Insurance	19,631	9,707	9,924	102%
Rent and Occupancy	-	3,172	-3,172	-100%
Bank Charges and Interest Expense	766	4,077	-3,311	-81%
Other expense	- 521	70,541	-71,062	-101%
Net and Comprehensive income (loss)	-$452,288	$179,673	-$631,961	-352%

Comparison of Quarters Ended December 31, 2016 and 2015

	December 31, 2016 $	September 31, 2016 $	June 30, 2016 $	March 31, 2016 $	December 31, 2015 $	September 31, 2015 $	June 30, 2015 $	March 31, 2015 $
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(55,408)	(195,248	(157,359)	(44,273)	(33,656)	427,540	(100,306)	(113,905)
Loss per Share basic and diluted	(0.01)	(0.03)	(0.03)	(0.01)	(0.00)	0.01	(0.00)	(0.00)
Cash	1,378,183	57,717	9,890	245,289	(141)	(120)	631	944
Total Assets	1,608,280	190,085	110,725	259,985	14,696	21,292	65,953	65,473
Non-Current Liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	973,141

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

Changes in Accounting Policies including Initial Adoption

The Company has adopted IFRS, as of January 1, 2010, as discussed in Note 2(a) of the December 31, 2016 Financial Statements.

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

B. Liquidity and Capital Resources.

Overview

The Company is a development stage company and therefore has no regular cash inflows. Selected financial data pertaining to liquidity and capital resources for the fiscal years ended December 31, 2016 and December 31, 2015 is presented below.

Comparison of Years Ended December 31, 2016 and 2015

Period ended	2016 $	2015 $	$ Change between two years	% Change between two years
Cash and Cash Equivalents	1,378,183	Nil	$1,378,183	-100%
Current Assets	1,608,280	14,696	1,593,584	10844%
Current Liabilities	139,807	624,106	-484,299	-78%
Working Capital	1,468,473	-609,410	2,077,883	-341%
Accumulated deficit	3,989,527	3,537,239	452,288	13%
Cash used in operations	396,259	161,460	234,799	145%

Cash flows from financing Activities	1,774,582	165,376	1,609,206	973%
Interest Income	Nil	Nil	Nil	Nil

As of December 31, 2016, the Company had cash and cash equivalents of $1,378,183 (compared with $nil for fiscal year 2015 and $1,513 for fiscal year 2015) and working capital of $1,468,473 (compared with ($609,410) for fiscal year 2015 and ($940,251) for fiscal year 2014). Working capital is calculated as current assets less current liabilities.

Cash and cash equivalents increased by $1,378,183 between fiscal year 2016 and fiscal year 2015 due to an increase in share subscriptions during the period.

Working Capital increased by in fiscal year 2016 to fiscal year 2015 due to increase in share subscriptions received. Total liabilities only decreased by $484,299 for the fiscal year ended December 31, 2016 when compared to the total liabilities for the fiscal year ended December 31, 2015 due to debt settlement.

Operating Activities

Cash utilized in operating activities during fiscal year 2016 was $396,259 (compared with $161,460 for fiscal year 2015 and $366,769 for fiscal year 2014). The decrease in cash utilized in operations during fiscal year 2016 as compared to fiscal year 2015 was due to a decrease in advertising and promotion, research and development and investor relations. This increase was offset by a decrease in expenses for Professional Fees. The increase in cash utilized in operations during fiscal year 2016 as compared to fiscal year 2015 was due to a decrease in professional fees related to the company becoming a reporting Company. This increase in the fiscal year 2016 was offset by reductions in wages and benefits, travel, research and development, as well as computer expenses.

Investing Activities

Investing activities primarily include additions to fixed assets and intangible assets. Net cash used in investing activities was $Nil, $5,570, and $10,195 in fiscal year ended December 31, 2016, 2015 and 2014, respectively.

Financing Activities

The Company’s cash inflows from financing activities comprised proceeds from common share issuances, warrants and warrant exercises for cash during fiscal year ended December 31, 2016 totaling $1,774,582. The Company’s cash inflows from financing activities comprised proceeds from share subscriptions received.

Capital Expenditures

Capital expenditures include $nil to acquire laboratory equipment in 2016, $Nil in 2015 and $Nil in 2014.

There were no capital expenditures during the quarters ended December 31, 2016 or 2015.

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

Comparison of Years Ended December 31, 2016, 2015 and 2014

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

From inception through to December 31, 2016, the Company incurred total expenses in the development of its intellectual property of $1,410,503, which includes $507,264 of research and development expenses (research and development expenses on the financial statements have been offset by $53,277 in IRAP funding and $187,427 in SR&ED tax credits), $226,746 of professional fees and $676,493 of wages and benefits.

	Year ended	Year ended	Year ended
	December 31, 2016	December 31, 2015	December 31, 2014
Research and Development Expenses
Personnel, Consulting, and Stock-based Compensation	$Nil	$Nil	$Nil
License Fees and Subcontract research	$Nil	$Nil	$Nil
Facilities and Operations	$Nil	$Nil	$Nil
Less: Government contributions	$Nil	$Nil	$Nil
Total	$Nil	$Nil	$Nil

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

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of December 31, 2016:

Name and Position	Principal Occupation for Past Five Years	Date of Appointment to Office	Common Shares Held	Percentage of Common Shares Outstanding(2)
Brian Gusko, MBA Director	Partner at Howe & Bay Financial Corporation, CFO of Vodis Pharmaceuticals (RZX:cse) Director of Lomiko Metals. (LMR:tsxv), director Arco Resources Corp. (ARR:tsxv), Director Robix Alternative Fuels (RZX:cse), director Newnote Financial Corporation (NEW:cse).	August 25, 2015	421,971	6.3%
Christine Mah	Executive Secretary For Evolving Gold Corp. (EVA:CSE), Canada Carbon Inc. (CCB: TSXV and Canada Coal Inc. (CCK:TSXV)	February 12, 2016	0	0
Abbey Abdiye, CPA, CFO	CFO Biomark Diagnostics Inc. 2014 to present, CFO	Chief Financial Officer since April 27, 2016;	0	0
Robert Horsley CEO and Director	Director of Evolving Gold Corp (Since March 4, 2014) (CSE: EVG) Owner of Marksman Geological Ltd (Exploration Management & Contracting Services) Owner of Cervus Business Management Inc ( Capital Markets Advisory Firm) Partner in Howe And Bay Financial Corp (Capital Markets Advisory Firm)	February 1, 2016	416,666	6.2%

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

Abbey Abdiye Chief Financial Officer - Mr. Abdiye is an experienced finance professional, holding a CPA designation. He has years of experience with both private and public companies. He is currently CFO of BioMark Diagnostics Inc.(CSE: BUX), a leading cancer diagnostic company in Phase III trials.

Other Reporting Company Experience

The following table sets out the directors, officers and promoters of the Company that are, or have been within the last five years, directors, officers or promoters of other companies that are or were reporting companies in any Canadian jurisdiction:

Name of Director, Officer or Promoter	Name of Reporting Company	Exchange	Position	Period
Abbey Abdiye, CPA	BioMark Diagnostics Inc.	CSE	CFO	October 2014 - Present

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

Compensation of Directors and Executive Officers

In 2016, we paid aggregate cash compensation of approximately $nil to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

We provide directors and officer’s liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage will expire on January 24, 2017. We plan to renew the insurance upon its expiration.

2016 Stock Option Plan

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

This stock option plan was approved by shareholders on May 20, 2016 at the Company’s Annual General Meeting.

Equity Compensation Plan Information as of December 31, 2016

Plan Category	Column (a) Number of securities to be issued upon exercise of outstanding options	Column (b) Weighted-average exercise price of outstanding options	Column (c) Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	Nil	Nil	Nil
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	Nil	Nil	Nil

Employment Agreements

The Company entered into an employment agreement with Mr. Unwin effective as of January 1, 2010. This is the only employment agreement the Company has entered into. Under the agreement, Mr. Unwin is to receive an annual base salary of $160,000, subject to increases at the discretion of the Company’s Board of Directors. Mr. Unwin is also eligible for a discretionary performance bonus as determined by the Company’s Board of Directors. Under the agreement, other than in the event of a change in control of the Company, Mr. Unwin may terminate his employment at any time by giving three months prior written notice of the effective date of his resignation. If the Company terminates Mr. Unwin’s employment without cause, the Company is obligated to pay to him a lump sum of up to 12 months of his then current base salary plus such other sums owed for arrears of salary, vacation pay and any performance bonus. The Company is also obligated to maintain Mr. Unwin’s benefits during the notice period. If Mr. Unwin obtains a new source of remuneration for personal services, the payment of benefits will cease six months from the date of termination of his employment, excluding the notice period. This agreement was terminated as of February 1, 2016

Change in Control Agreements

As part of his Employment Agreement, the Company entered into a change of control agreement with Mr. Unwin effective as of January 1, 2010. This is the only change of control agreement the Company has entered into. In the event of a potential change in control and until 12 months after a change in control, unless Mr. Unwin terminates his employment with the Company for good reason, Mr. Unwin will continue to diligently carry out his duties and obligations under his employment agreement. If within 12 months following a change of control of the Company, Mr. Unwin terminates his employment for good reason, or the Company terminates his employment other than for cause, the Company is obligated to pay to Mr. Unwin a lump sum equal to 12 months of his then current base salary plus other sums owed for arrears of salary, vacation pay and any performance bonus. In such case, The Company is also obligated to maintain Mr. Unwin’s benefits for the 12-month period and his unvested stock options will immediately vest. This agreement was terminated as of February 1, 2016

Board Practices

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

Composition of the Audit Committee

As noted above, the members of the Audit Committee are Brian Gusko, Nick Horsley, and Christine Mah, all of whom are considered independent pursuant to NI 52-110, except Mr. Unwin who is also an officer of the Company. All members of the Audit Committee are considered to be financially literate.

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

Relevant Education and Experience

Please see above for the biographies of Brian Gusko, Nick Horsley, and Christine Mah.

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

  reviewing and making recommendations to our co-chief executive regarding the compensation level, share- based compensation and bonuses for our officers other than our co-chief executive officers;

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

Composition of the Board

The Board of Directors facilitates its exercise of independent supervision over management by ensuring that the Board is composed of a majority of independent directors. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. The Board has four directors, three of which are considered to be independent. Mr. Gusko, and Ms. Mah, are considered to be independent directors for the purposes of NI 58-101, and Mr. Unwin is not considered to be independent as he is also a senior officer of the Company.

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

The Chairman of the Board is Mr. Brian Gusko, who is an independent director.

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

The Compensation Committee is comprised of two independent directors plus the CEO. This committee meets as required. The members of the Compensation Committee are Mr. Gusko, Mr. Horsley and Ms. Mah.

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

D. Employees

As of December 31, 2016 the Company had the following number of employees and contractors:

Location	Full Time Employees	Contractors
Vancouver, British Columbia	0	2

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

E. Share Ownership.

As of December 31, 2016, the Company has 6,735,885 shares of Common stock outstanding before share consolidation:

The following table sets forth, as of January 20, 2016: (a) the names of each beneficial owner of more than five percent (5%) of our Common Stock known to us, the number of shares of Common Stock beneficially owned by each such person, and the percent of our Common Stock so owned before and after the Share Exchange; and (b) the names of each director, executive officer and significant employee, the number of shares our Common Stock beneficially owned, and the percentage of our Common Stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock, except as otherwise indicated. Individual beneficial ownership also includes shares of Common Stock that a person has the right to acquire within 60 days from December 31, 2016.

Name and Municipality of Residence and Position	Common Shares Held	Percentage of Common Shares Outstanding(2)	Percentage of Votes Held
Nick Horsley Vancouver, BC President, CEO, Director (1)	416,666	6.3%	6.3%
Christine Mah Vancouver, BC Director (1)	0	0	0
Abbey Abdiye Burnaby, BC CFO and Corp. Secretary	0	0	0
Brian Gusko Director(1)	421,971	6.2%	6.2%
Directors and Officers as a Group		12.5%	12.5%

(1) Members of the Audit and Compensation Committee.

Item 7. Major Shareholders and Related Party Transactions

A . Major Shareholders.

Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership”.

B. Related Party Transactions.

Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the consideration agreed to by the parties. During the years ended December 31, 2016 and December 31, 2015, December 31, 2014, the Issuer entered into the following transactions with related parties:

Payment or accruals for related party services provided to the company were:

	2016	2015
	$	$
Salary paid to a former CEO and director	-	106,667
Consulting fees paid to CFO and director	78,571	24,000
Accounting fees paid to a company controlled by the CFO	15,714	7,500
Legal fees paid to a director	-	1,334
Share-based payments for options issued to a director	-	4,500
	94,285	144,001
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

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s shares are listed for trading on the Canadian National Stock Exchange under the symbol of “PT”.

The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

Year Ended	High Sales Price	Low Sales Price
2014	$0.08	$0.02
2015	$0.04	$0.01
2016	$0.44	$0.01

The quarterly high and low sales prices for out ordinary shares for the two most recent fully financial years and any subsequent quarters are:

Quarters Ended	High Sales Price	Low Sales Price
March 31, 2015	$0.03	$0.01
June 30, 2015	$0.02	$0.01
September 30, 2015	$0.02	$0.01
December 31, 2015	$0.01	$0.01
March 31, 2016	$0.10	$0.10
June 30, 2016	$0.16	$0.16

September 30, 2016	$0.32	$0.32
December 31, 2016	$0.40	$0.40

The monthly high and low sales prices for out ordinary shares for the 12 most recent month are:

Month	High Sales Price	Low Sales Price
January 2016	$0.01	$0.01
February 2016	$0.02	$0.01
March 2016	$0.18	$0.01
April 2016	$0.13	$0.10
May 2016	$0.18	$0.10
June 2016	$0.19	$0.16
July 2016	$0.16	$0.10
August 2016	$0.34	$0.10
September 2016	$0.36	$0.16
October 2016	$0.44	$0.30
November 2016	$0.40	$0.40
December 2016	$0.40	$0.40

On May 1, 2017, the closing price of was $0.30 per share

The company’s shares do not trade regularly and are illiquid.

B. Plan of Distribution

Not applicable.

C. Markets

Please see “Offer and Listing Details” above in this Item 9.

D. Selling Shareholders

Not applicable.

E. Dilution

Not Applicable.

F. Expense of the Issue

Not Applicable.

Item 10. Additional Information

A. Share Capital

As of December 31, 2016, the Company has the following shares authorized and issued:

Class of Share	Number of Authorized Shares	Number of Issued Shares
Class A common shares without par value	Unlimited	6,735,885
Class B Series I preferred shares without par value	1,500,000	NIL
Class B Series II preferred shares without par value	1,000,000	NIL

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

Stock Options:

As at December 31, 2016 and 2015 the following stock options were outstanding and exercisable:

	December 31, 2016		December 31, 2015
		Weighted		Weighted
	Underlying	Average Exercise	Underlying	Average Exercise
	Shares	Price	Shares	Price
		$		$
Stock options outstanding, beginning	13,333	3.00	122,500	3.36

Granted	500,000	0.24	13,333	3.00
Exercised	(500,000)	0.24	-	-
Expired / Cancelled	(13,333)	3.00	(122,500)	(3.66)
Stock options outstanding, ending	-	-	13,333	3.00

Warrants

As at December 31, 2016 and 2015 the following share purchase warrants were issued and outstanding:

	December 31, 2016		December 31, 2015
		Weighted		Weighted
	Underlying	Average Exercise	Underlying	Average Exercise
	Shares	Price	Shares	Price
		$		$
Warrants outstanding, beginning	458,333	3.22	519,000	3.68
Issued	-	-	66,667	4.50
Exercised	-	-	(4,000)	4.50
Expired / Cancelled	(458,333)	(3.22)	(123,334)	5.24
Warrants outstanding, ending	-	-	458,333	3.22

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

Item 16A. Audit Committee Financial Experts

Brian Gusko specializes in work with Canadian and US public companies. This work involves everything from assisting in the structure of initial public offerings to comprehensive audit services. Brian’s extensive experience in accounting and the rules of professional conduct are also highly valued. He has worked as CFO of public and private issuers in the past; he has an MBA from the University of Calgary.

Item 16B. Code of Ethics

Our Board of Directors has approved a Code of Business Conduct and Ethics, which is filed herewith as Exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

Audit fees for the year ended December 31, 2016 were $18,000.

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

Item 18. Financial Statements

The Company’s audited financial statements for fiscal year ended December 31, 2016 are filed as Exhibit 1.1 with this Form 20-F. All of the financial information is presented herein in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19. Exhibits

Exhibit	Description of Exhibit
Number

99.1	Annual Financial Statements as of December 31, 2016 and 2015
99.2	Management’s Discussion and Analysis for the year ended December 31, 2016

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

PACIFIC THERAPEUTICS LTD

Date:	May 1, 2017	By: /s/ Nick Horsley
Name: Nick Horsley
Title: Chief Executive Officer

By: /s/ Abbey Abdiye
Name: Abbey Abdiye
Title: Chief Financial Officer