Form 20-F/A
period 2014-12-31
TOWER ONE WIRELESS CORP.
filed 2017-09-12
CIK 1579026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

_________________________________________

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Commission file number 000-55103

_________________________________________

PACIFIC THERAPEUTICS LTD.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

600-535 Howe Street, Vancouver, British Columbia, Canada V6C 2Z4
(Address of principal executive offices)

Tel: 604-559-8051
(Name, Telephone, E-Mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

_______________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:
CLASS A COMMON SHARES,	Canadian Securities Exchange
NO PAR VALUE

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

YES [ X ]   NO [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site: www.towerwireless.com, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

[   ] Item 17   [ X ] Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES [   ]   NO [ X ]

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission on May 9, 2017 (the “2014 Form 20-F”), is filed to amend and restate the entire 2014 Form 20-F. This Amendment No 1 contains information up to April 30, 2015, the date of the audit report on the financial statements for the year ended December 31, 2014.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, we have included the entire text of the 2014 Form 20-F in this Amendment No. 1 and new certifications by our chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 1.

Part I

References in this Annual Report on Form 20-F to “we,” “our” and the “Company” refer to Pacific Therapeutics Ltd . and its predecessor, as applicable, individually and collectively with its subsidiaries as the context requires.

Brief Introduction

Pacific Therapeutics Ltd. is a British Columbia, Canada corporation, incorporated on September 12, 2005. It is a reporting Company in British Columbia and Ontario, and its shares are listed for trading on the Canadian Securities Exchange (“CSE”).

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

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

The financial information is presented on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board.

Year ended	FYE 2014	FYE 2013	FYE 2012	FYE 2011	FYE 2010
	(IFRS)	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Net Sales	$Nil	$Nil	$Nil	$Nil	$Nil
Net loss and comprehensive loss	($693,645)	($740,846)	($605,468)	($463,768)	($318,100)
Basic and diluted loss per share	($0.02)	($0.03)	($0.03)	($0.03)	($0.02)
Weighted average shares	37,830,595	27,561,948	21,637,193	18,172,472	16,350,054

Year ended	FYE 2014	FYE 2013	FYE 2012	FYE 2011	FYE 2010
	(IFRS)	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Total assets	$67,315	$287,044	$206,533	$422,178	$119,919
Net Assets	($875,761)	($440,144)	($430,990)	$15,762	($64,354)
Share capital	$2,760,010	$2,699,210	$1,995,716	$1,765,754	$1,133,136
Contributed surplus	$289,766	$123,704	$206,212	$162,052	$136,110
Deficit accumulated during the development stage	($3,955,537)	($3,263,058)	($2,662,918)	($2,094,115)	($1,564,296)
Common shares issued and outstanding	38,976,825	37,456,825	22,586,825	20,989,157	15,930,452
Dividends	$Nil	$Nil	$Nil	$Nil	$Nil

Currency

The following table sets out exchange rates, based on the noon buying rates in New York City, for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, referred to as the "Noon Buying Rate", for the conversion of dollars to Canadian dollars in effect at the end of the following periods, the average exchange rates during these periods (based on daily Noon Buying Rates) and the range of high and low exchange rates for the periods indicated:

			Years Ended December 31,
	2014	2013	2012	2011	2010
			($/C$)
End of period	0.8620	0.9401	1.0042	0.9835	0.9991
High for period	0.8588	0.9348	0.9600	0.9430	0.9280
Low for period	0.9423	1.0164	1.0299	1.0584	1.0040
Average for period	0.9060	0.9712	1.007	1.0121	0.9714

On September 5, 2017, the most recent weekly publication of the Noon Buying Rate before the date of this Form 20-F reported that, as of September 1, 2017, the Noon Buying Rate for the conversion of dollars to Canadian dollars was $0.8083 per Canadian dollar.

B. Capitalization and indebtedness.

Not applicable.

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

Issuer Risk - Risks that are specific to the Company

Insufficient Funds to Accomplish the Company's Business Objectives

The Company remains under constant working capital pressures. As of December 31, 2014, the Company had a working capital deficit of $940,251. In the near future, potential revenues cannot support existing and upcoming expenses or other capital requirements. When the current funding has been expended, the Company will require and is planning for additional funding. There is no assurance that this funding will be available when required by the Company and/or available on suitable terms. Furthermore, the Company expects negative operating cash flows for the immediately foreseeable future.

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

Dilution

As of December 31, 2014, the Company’s sources of cash have been limited primarily to proceeds from the founders, friends and retail investors. It is likely that the Company will enter into more agreements to issue shares of its common stock and warrants and options to purchase shares of common stock.

The impact of the issuance of a significant amount of shares of common stock from the exercise of the Company’s outstanding warrants and options could place downward pressure on the market price of the Company’s shares of common stock.

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

No History of Paying Dividends

An increase in the market price of the Company’s common stock, which is uncertain and unpredictable, may be an investor’s sole source of gain from an investment in the Company’s Common Shares. An investment in the Company’s Common Shares may not be appropriate for investors who require dividend income.

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

Conflicts of Interest

Certain of the directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including life science companies) and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest. The British Columbia Business (“BCBCA”) provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the Company, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. To the knowledge of the management of the Company, there are no existing or potential material conflicts of interest between the Company and a proposed director or officer of the Company except as otherwise disclosed herein.

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

The Company is at Risk of Securities Class Action Litigation

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for the Company because biotechnology, specialty pharmaceutical and biopharmaceutical companies have experienced significant stock price volatility in recent years. If the Company faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm the Company’s business

Item 4. Information on the Company

A. History and development of the company.

Name and Incorporation

The Company was incorporated under the BCBCA on September 12, 2005 as “Pacific Therapeutics Ltd.”.

The Company’s head office and registered and records office is located at Suite 600-535 Howe Street, Vancouver, British Columbia, V6C 2Z4 Canada. The Company’s phone number is (604) 559-8051 and its web site is www.pacifictherapeutics.com. The information on our website does not form a part of this Form 20-F.

The Company is a reporting Company in British Columbia and Ontario and its shares were listed for trading on the CSE, the Frankfort Stock Exchange and are quoted on the OTC Pink Sheets.

Inter-Corporate Relationships

The Company does not have any inter-corporate relationships.

Significant Acquisitions and Dispositions

Other than the potential licensing of a technology for oral disintegration, the Company did not complete any acquisitions or dispositions during the fiscal year ended December 31, 2014.

Operating and Financial Review and Prospects

From inception through to December 31, 2012, the Company incurred total expenses in the development of its intellectual property of $1,836,405, which included $548,204 of research and development expenses (research and development expenses on the financial statements have been offset by $53,277 in funding from the Industrial Research Assistance Program (“IRAP”) and $187,427 in Scientific Research and Experimental Development ("SR&ED") tax credits), $398,431 of professional fees and $889,770 of wages and benefits.

B. Business overview

Business Strategy

The Company was focused during the fiscal year ended December 31, 2014 on combing, reformulating and repurposing approved drugs. It was initially developing drugs for diseases of progressive excessive scarring, including Idiopathic Pulmonary Fibrosis, Liver Cirrhosis, Pulmonary Fibrosis associated with Scleroderma and Post Lung Transplant Bronchiolitis Obliterans. The Company assumed the clinical, regulatory and commercial development activities of its product candidates and advances them through the regulatory and clinical pathways toward commercial approval. This strategy reduced the risk, time and cost of developing therapies for Fibrosis by avoiding the risks associated with basic research and using compounds with unknown safety and toxicity. The Company leveraged its expertise to manage and perform critical steps in drug development including the design and conduct of clinical trials, the development and execution of intellectual property strategies, the recruitment and selection of development partners and the interaction with drug regulatory authorities.

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

The main elements of the Company’s strategy during the fiscal year ended December 31, 2014 were as follows:

1) Identification of Product Candidates

The Company performed scientific evaluations and market assessments of drugs and drug combinations and research from academics and other drug development companies. As part of this process, the Company evaluated the clinical and pre-clinical research and the intellectual property rights associated with the potential products and research to determine the commercial potential of the product candidate.

The Company intended to mitigate the risks associated with development and commercialization of drug candidates by targeting drug candidates that:

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

The Company had developed a Scientific and Advisory Board (“SAB”) to support this strategy. The members of this group are very experienced in the clinical development of drug candidates for Pulmonary Fibrosis, lung transplant, airway disease and Scleroderma.

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

3) Product Development

Upon securing the appropriate rights to the product candidate, the Company intended to advance the candidate through the regulatory and commercialization pathways for marketing approval in major markets. This process included implementing intellectual property strategies, formulation and reformulation strategies, making regulatory submissions, conducting or managing clinical trials, and performing or managing the collection, collation and interpretation of clinical and field data and the submission of this data to relevant regulatory authorities.

4) Outsourcing

In order to optimize return on investment and the development of product candidates, the Company used a virtual company business model which included outsourcing all non-core business activities. Factors that the Company considered to determine core and non-core activities included:

  Infrastructure cost

  Operating cost

  Frequency of use

  Regulatory protocol

  Requirement for third party verification

  Capacity

  Quality control

Management had determined that having its own laboratory and staff for conducting infrequent pre-clinical studies is not a core capacity that is required and, therefore, it has to develop relationships with labs that it may outsource this work to. In order to maintain quality control, these projects were managed very closely by the Company’s staff and the Company developed all protocols for the completion of this work. Other functions the Company had decided to outsource include analytical assay development, formulation, clinical trials and manufacturing.

5) Principal Products

  PTL-202

The Company’s lead product candidate, PTL-202, is a combination of drugs that have been separately approved for marketing by the FDA for sale in the United States. In animal trials, the combination was more effective than either of its components at reducing indicators of Fibrosis. The Company is planning to complete development of a once a day pill of the combination using proprietary in licensed technologies. The Company conducted a drug/drug interaction study in 2012.

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

The Company does not have any funds allocated for the further development of PTL-303 as at December 31, 2014.

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

2) PIPELINE PRODUCT: PTL-303

Fixed Dose Combination of TGF-² Inhibitor and NAC - Pre-clinical

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

Specialized Skills and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include pre-clinical research, clinical drug development, regulatory, intellectual property management, business development, licensing, legal, corporate finance and accounting. Below is a list of the Company’s consultants and advisors during the year ended December 31, 2015.

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

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012, have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This discussion contains forward-looking statements that involve certain risks and uncertainties. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See Item 3.D, “Key Information — Risk Factors”.

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

Comparison of Years Ended December 31, 2014 and 2013

	31-Dec-14	31-Dec-13	Change	Change
	$	$	$	%
Revenue	Nil	Nil	0	N/A
Research and Development*	Nil	Nil	0	N/A
Wages and Benefits	160,947	157,916	3,031	2%
Professional Fees	168,490	178,247	-9,757	-5%
Advertising and Promotion			-119,588	-64%

	67,923	187,511
Investor Relations	25,075	61,250	-36,175	-59%
General and Administrative	202,809	90,084	112,725	125%
Insurance	30,194	22,461	7,733	34%
Rent and Occupancy Cost	14,543	13,284	1,259	9%
Interest Expense (Income)	22,877	16,861	6,016	36%
Other Expense	787	12,532	-11,745	-94%
Net and Comprehensive Loss	693,645	740,146	-46,501	-15%
*	The Research and Development expense for 2014 is Nil because all research and development during the year was carried out by our partner on the development of PTL-202, IntelGenx Corp.

Comparison of Quarters Ended December 31, 2014 and 2013

	December	September	June	March	December	September	June	March
	31, 2014	31, 2014	30, 2014	31, 2014	31, 2013	31, 2013	30, 2013	31, 2013
	$	$	$	$	$	$	$	$
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(234,285)	(135,543)	(149,592)	(174,225)	(308,768)	(104,895)	(152,648)	(174,535)
Loss per Share basic and diluted	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)	(0.01)
Cash	1,513	8,370	1,905	10,220	180,692	7,523	1,927	7,220
Total Assets	67,315	87,769	81,660	122,296	287,043	136,900	78,413	121,075
Non-Current Liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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

Comparison of Years Ended December 31, 2014 and 2013

				%Chang
			$ Change	e
Year ended	2014	2013	between two	between
			years	two
				years
	$	$
Cash and Cash Equivalents	1,513	180,692	-179,179	-99%
Current Assets	2,825	224,688	-221,863	-99%
Current Liabilities	943,076	727,188	215,888	30%
Working Capital	-940,251	-502,500	-437,751	87%
Accumulated Deficit	3,955,537	3,263,058	692,479	21%
Cash used in Operations	366,769	546,866	-180,097	-33%
Cash flows from Financing Activities	197,785	731,273	-533,488	-73%
Interest Income	$Nil	$Nil	$Nil	%Nil

As of December 31, 2014, the Company had cash and cash equivalents of $1,513 (compared with $180,692 for fiscal year 2013 and $9,854 for fiscal year 2012) and negative working capital of ($940,251) (compared with ($502,500) for fiscal year 2013 and ($529,416) for fiscal year 2012). Working capital is calculated as current assets less current liabilities.

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

Operating Activities

Cash utilized in operating activities during fiscal year 2014 was $366,769 (compared with $546,866 for fiscal year 2013 and $304,983 for fiscal year 2012). The increase in cash utilized in operations during fiscal year 2014 as compared to fiscal year 2013 was due to an increase in advertising and promotion, research and development and investor relations. This increase was offset by a decrease in expenses for Professional Fees. The increase in cash utilized in operations during fiscal year 2014 as compared to fiscal year 2013 was due to an increase in professional fees related to the company becoming a reporting Company. This increase in the fiscal year 2014 was offset by reductions in wages and benefits, travel, research and development, as well as computer expenses.

Investing Activities

Investing activities primarily include additions to fixed assets and intangible assets. Net cash used in investing activities was $10,195, $13,569 and $9,775 in fiscal year ended December 31, 2014, 2013 and 2012, respectively.

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

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of April 30, 2015:

Name and	Principal Occupation for Past Five	Date of	Common Shares	Percentage of
Position	Years	Appointment to	Held	Common
		Office		Shares
				Outstanding
Douglas H. Unwin, B.Sc., BA President, CEO, Director	President & CEO of the Company since September 2005	September 12, 2005	4,539,667	11.2%
Douglas Wallis Director, CA	Partner, Smyth Ratcliffe Chartered Accountants	May 10, 2011	350,510	0.9%
M. Greg Beniston, BA, LLB Chairman	Senior Legal Counsel, CHC Helicopter May 2006 to present, Sole Practitioner, January 2004 to present	Chairman since October 31, 2007; Corporate Secretary: from September 2005 to October 31, 2007	400,000	1.0%
Wendi Rodrigueza, PhD Director	VP Product Development, ProNAi Therapeutics, Inc. September 2006 to present, Director Project Management, Novartis September 2005, to September 2008, Sr.	November 5, 2009	100,000	0.2%
Derick Sinclair, CA CFO and Corporate Secretary	CFO, Cadan Resource Corporation, May 2007 to present, CFO Madeira Minerals Ltd 2009 to present, CFO Viscount Mining Ltd 2010 to present.	Chief Financial Officer since September 1, 2007; Corporate Secretary Since October 31, 2007	435,510	1.1%

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

Other Reporting Company Experience

The following table sets out the directors, officers and promoters of the Company that are, or have been within the last five years, directors, officers or promoters of other companies that are or were reporting companies in any Canadian jurisdiction:

Name of Director,	Name of Reporting Company	Exchange	Position	Period
Officer or Promoter
Derick Sinclair, CA	Cadan Resources Corporation	TSX Venture	CFO	May 2007 - Present
Derick Sinclair, CA	Madeira Minerals Ltd.	NEX	CFO	May 2009 - Present

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

2014 Stock Option Plan

The Company's Stock Option Plan (the “2014 Stock Option Plan”) is a “rolling” stock option plan pursuant to which directors, officers, employees and consultants of the Company are awarded options to purchase Common Shares (the “Options”). The 2014 Stock Option Plan was last approved by the Shareholders at the Company’s annual and special meeting of the Shareholders held on September 22, 2014. Pursuant to the policies of the CSE, a "rolling" plan must receive yearly shareholder approval.

The 2014 Stock Option Plan has been established to advance the interests of the Company or any of its subsidiaries and affiliates by encouraging the directors, officers, employees and consultants of the Company, or any of its subsidiaries or affiliates, to acquire Common Shares thereby increasing their proprietary interest in the Company, encouraging them to remain with the Company, or its subsidiaries or affiliates, and providing them with additional incentive in the conduct of their affairs for and on behalf of the Company, its subsidiaries and affiliates.

Some key provisions of the 2014 Stock Option Plan are as follows: (a) The aggregate number of Common Shares reserved for issuance under the 2014 Stock Option Plan must not exceed 10% of outstanding Common Shares (on a non-diluted basis). The Common Shares in respect of which Options are not exercised shall be available for subsequent Option grants. No fractional shares may be purchased or issued thereunder; (b) the aggregate number of Common Shares reserved for issuance under the 2014 Stock Option Plan and granted to any one person within a 12 month period may not exceed 5% of the outstanding Common Shares; (c) the issuance of Common Shares to insiders pursuant to the 2014 Stock Option Plan within a 12 month period may not exceed 10% of the outstanding Common Shares; (d) the issuance of Common Shares to any one insider and such insider's associates pursuant to the 2014 Stock Option Plan within a 12 month period may not exceed 10% of the outstanding Common Shares; (e) the issuance of Common Shares to any one Consultant (as such term is defined in the Canadian Securities Exchange Corporate Finance Manual) pursuant to the 2014 Stock Option Plan within a one year period may not exceed 2% of the outstanding Common Shares. In the event of a participant ceasing to be a director, officer or employee of the Company or a subsidiary of the Company for any reason other than death, including the resignation or retirement of the participant as a director, officer or employee of the Company or the termination by the Company of the employment of the participant, prior to the expiry time of an Option, such Option, if vested, shall cease and terminate on the Ninetieth (90th) day following the effective date of such resignation or termination. In the event of the death of a participant on or prior to the expiry time of an Option, such Option, if vested, may be exercised as to such of the Common Shares in respect of which such Option has not previously been exercised (including in respect of the right to purchase Common Shares not otherwise vested at such time), by the legal personal representatives of the participant at any time up to and including (but not after) a date one year following the date of death of the participant provided that the Board may extend the date of termination for a period ending up to twelve (12) months from the date of death of the participant or the expiry time of such Option, whichever occurs first. Pursuant to the 2014 Stock Option Plan, the Company can, at any time, have a number of Options outstanding equal to up to 10% of the then outstanding number of Common Shares. In the event of the exercise or cancellation of any Options, the Company could make a further grant of Options, provided that the 10% maximum is not exceeded

Equity Compensation Plan Information as of December 31, 2014

Plan Category	Column (a)	Column (b)	Column (c)
	Number of securities to	Weighted-average	Number of securities remaining
	be issued upon exercise	exercise price of	available for future issuance
	of outstanding options	outstanding options	under equity compensation plans
Equity compensation plans approved by security holders	3,675,000	N/A	222,682

Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	3,675,000	N/A	222,682

Outstanding Options as of April 30, 2015

Name	Number of securities underlying	Option exercise	Option expiration date
	unexercised options (#)	price ($)	(d)
(a)	(b)	(c)
Douglas H. Unwin - CEO	500,000	$0.06	June 11, 2015
	150,000	$0.10	December 21, 2017
	75,000	$0.10	July 3, 2017

	100,000	$0.10	April 4, 2018
	100,000	$0.10	March 2, 2019
Derick Sinclair - CFO	150,000	$0.10	December 21, 2017
	100,000	$0.10	April 4, 2018
	100,000	$0.10	March 2, 2019
Notes:
(1)	The option-based awards relate to those stock options awarded pursuant to the Option Plan.
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

The Chairman of the Board is Mr. Greg Beniston, who is an independent director.

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

E. Share Ownership.

As of April 30, 2015, the Company has 40,976,825 Common Shares outstanding.

The following table sets forth, as of April 30, 2015: (a) the names of each beneficial owner of more than five percent (5%) of our Common Stock known to us, the number of shares of Common Stock beneficially owned by each such person, and the percent of our Common Stock so owned before and after the Share Exchange; and (b) the names of each director, executive officer and significant employee, the number of shares our Common Stock beneficially owned, and the percentage of our Common Stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock, except as otherwise indicated. Individual beneficial ownership also includes shares of Common Stock that a person has the right to acquire within 60 days from April 30, 2015.

Name and Municipality of Residence and	Common Shares	Percentage of Common	Percentage of
Position	Held	Shares Outstanding(2)	Votes Held
Douglas H. Unwin North Vancouver, BC President, CEO, Director (1)	4,539,667(3)(4)	11.2%	11.2%

Name and Municipality of Residence and	Common Shares	Percentage of Common	Percentage of
Position	Held	Shares Outstanding(2)	Votes Held
Douglas Wallis Vancouver, BC Director (1)	350,510	0.9%	0.9%
M. Greg Beniston, BA, LLB Vancouver, BC Chairman (1)	400,000	1.0%	1.0%
Wendi Rodrigueza Boston, Mass Director	100,000	0.2%	0.2%
Derick Sinclair, CA North Vancouver, BC CFO and Corp. Secretary	435,510	1.1%	1.1%
Directors and Officers as a Group		14.4%	14.4%

(1)	Members of the Audit and Compensation Committee.
(2)	The calculations are based on 40,976,825 shares of Common Stock issued and outstanding as of May 20, 2016.
(3)	1,155,000 shares of these are held by Donna Armstrong, Mr. Unwin’s spouse.
(4)	1,660,500 shares of these are held by Douglas Cove Capital Corp., a company owned jointly between Douglas H. Unwin and his spouse Donna Armstrong.

Item 7. Major Shareholders and Related Party Transactions

A . Major Shareholders.

Please refer to Item 6.E, “Share Ownership”.

B. Related Party Transactions.

Other than as disclosed herein, to the best of our knowledge, in the year ended December 31, 2014, there were no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we enter into transactions with related parties, which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members.

Payments or accruals for services provided to the Company by the related persons during the years ended December 31, 2014 were:

2014
$
Consulting fees paid or accrued to Derick Sinclair (CFO)	36,000
Accounting fees paid to a company controlled by Derick Sinclair	6,000
Legal fees paid to Greg Beniston, a director of the Company	3,121
45,121

The Company has made several short term, unsecured, non-interest bearing, payable on demand loans to related parties in connection with certain services provided by such related parties. As of December 31, 2014 the balances of these loans were as follows:

December 31	2014
$
Amounts owing to Derick Sinclair (CFO) for loans and consulting and accounting fees	124,724
Amounts owing to Greg Beniston, a director of the Company for legal fees	19,928
Amounts owing to Doug Wallis, a director of the Company	2,964
Amounts owing to Doug Unwin (CEO) for loans and salary	465,156
612,772

Additionally, during the year ended December 31, 2014 the Company issued 1,000,000 Common Shares and warrants to settle $50,000 of outstanding debt owing to a director of the Company

There are no amounts due to the Company from companies that have directors in common with the Company or have a partner who is a director of the Company.

There were no amounts due to the Company from shareholders in the fiscal year ended 2014.

C . Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company included with this Form 20-F have been prepared in compliance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board. See “Item 18: Financial Statements”.

Legal Proceedings

We are not involved in any legal actions or claims and to our knowledge no such actions or claims are pending.

Dividend Distributions

We did not declare or pay any dividends to our shareholders in 2014. The actual timing, payment and amount of dividends paid on our shares of common stock is determined by our Board, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our Board considers relevant.

B. Significant Changes

Not applicable for the year ended December 31, 2014.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s Common Shares were listed for trading on the CSE under the symbol of “PT”.

The high and low sale prices on the CSE for our Common Shares for the five most recent full financial years are:

Year Ended	High Sales Price	Low Sales Price
2010	$0.18	$0.10

2011	$0.18	$0.10
2012	$0.17	$0.03
2013	$0.16	$0.04
2014	$0.08	$0.02

The quarterly high and low sales prices on the CSE for our shares of Common Stock for the two most recently completed full financial years prior to the original filing date of the 2014 Form 20-F are:

Quarters Ended	High Sales Price	Low Sales Price
March 31, 2013	$0.08	$0.04
June 30, 2013	$0.12	$0.05
September 30, 2013	$0.10	$0.05
December 31, 2013	$0.16	$0.05
March 31, 2014	$0.08	$0.06
June 30, 2014	$0.08	$0.05
September 30, 2014	$0.05	$0.02
December 31, 2014	$0.03	$0.02

The monthly high and low sales prices on the CSE for our Common Shares for each month during the 2014 calendar year:

Month	High Sales Price	Low Sales Price
January 2014	$0.08	$0.07
February 2014	$0.08	$0.06
March 2014	$0.08	$0.06
April 2014	$0.08	$0.06
May 2014	$0.08	$0.06
June 2014	$0.08	$0.05
July 2014	$0.06	$0.04
August 2014	$0.05	$0.01
September 2014	$0.05	$0.02
October 2014	$0.04	$0.02
November 2014	$0.06	$0.04
December 2014	$0.03	$0.02

On April 30, 2015, the closing price of our Common Shares was $0.02 per share

The transfer of our Common Shares is managed by our transfer agent, Computershare Trust Company of Canada.

B. Plan of Distribution

Not applicable.

C. Markets

Please see “Offer and Listing Details” above in this Item 9.

D. Selling Shareholders

Not applicable.

E. Dilution

Not Applicable.

F. Expense of the Issue

Not Applicable.

Item 10. Additional Information

A. Share Capital

As of December 31, 2014, the Company has the following shares authorized and issued:

Class of Share	Number of Authorized Shares	Number of Issued Shares
		Outstanding
Class A common shares without par value	Unlimited	38,976,825

As of December 31, 2014, the Company had 38,976,825 Class A common shares (the “Common Shares”) outstanding.

The Company has financed its operations through the issuance of Common Shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last three fiscal years are as follows:

  On January 31, 2012 66,666 common share warrants with an exercise price of $0.15 were exercised by an officer of the Company for 66,666 Common Shares and proceeds of $10,000;

  On June 20, 2012, the Company completed a private placement of 732,670 units at $0.15 per unit for gross proceeds of $109,900. Each unit was comprised of one Common Share and one warrant to purchase one Common Share at $0.22 per share exercisable until June 20, 2014;

  On June 20, 2012, certain finders were issued 56,667 units with the same terms as in the foregoing, which were valued at $8,500;

  On September 21, 2012, the Company completed a private placement of 741,666 units at $0.15 per unit for gross proceeds of $111,250. Each unit was comprised of one Common Share and one warrant to purchase one Common Share at $0.22 per share exercisable until September 21, 2014. Certain finders were issued 5,500 units with the same terms as in the foregoing, which were valued at $825.

  On February 13, 2013 the Company closed the first tranche of a non-brokered private placement and issued 1,800,000 units at $0.05 per unit for gross proceeds of $90,000, of which $30,000 was recorded during the year ended December 31, 2012. Each unit was comprised of one Common Share and one-half a purchase warrant, each whole warrant being exercisable for one Common Share at an exercise price of $0.22 until February 12, 2015. The Company paid finder’s fees of $5,000 and issued 100,000 finders warrants to finders in the first tranche. The finders’ warrants have the same terms as the warrants that are part of the above units.

  On May 1, 2013, the Company closed the second tranche of a non-brokered private placement and issued an additional 2,200,000 units at $0.05 per unit for gross proceeds of $110,000. The Company paid finder’s fees of $10,000 and issued 200,000 finders warrants to finders in the second tranche. The finders’ warrants have the same terms as the warrants that are part of the above units.

  On October 8, 2013 the Company closed the first tranche and issued 2,160,000 units for gross proceeds of $108,000. 2,160,000 warrants were issued with an expiration date of October 8, 2016. Each unit was comprised of one Common Share and one share purchase warrant, each warrant being exercisable for one Common Share at an exercise price of $0.10 for three years from the closing date of the placement, Finders’ fees were paid in the amount of $4,500 cash and issued 90,000 finders warrants having the same terms as the warrants issued as part of the units.

  On October 18, 2013 the Company closed the second tranche and issued 1,980,000 units for gross proceeds of $99,000. 1,980,000 warrants were issued with an expiration date of October 18, 2016 Finders fees were paid in the amount of $2,000 cash and issued 40,000 finders warrants having the same terms as the warrants issued as part of the units.

  On November 5, 2013 the Company closed the third tranche and issued 6,730,000 units for gross proceeds of $336,500. 6,730,000 warrants were issued with an expiration date of November 5, 2016. Finders’ fees were paid in the amount of $2,500 cash and issued 50,000 finders warrants having the same terms as the warrants issued as part of the units.

  On January 6, 2014, the Company extended the expiry date of 2,473,334 share purchase warrants exercisable to purchase one Common Share of the Company at an exercise price of $0.15 per share from the original expiry date of January 31, 2014 to July 31, 2014;

  On January 6, 2014, the Company extended the expiry date of 600,000 share purchase warrants exercisable to purchase one Common Share of the Company at an exercise price of $0.15 per share from the original expiry date of May 16, 2014 to November 16, 2014;

  On January 6, 2014, the Company extended the expiry date 60,000 share purchase warrants exercisable to purchase one Common Share of the Company at an exercise price of $0.25 per share from the original expiry date of February 28, 2014 to August 28, 2014;

  On January 10, 2014, the Company granted 400,000 stock options to advisors and consultants of the Company to purchase Common Shares of the Company for proceeds of $0.10 per common share expiring January 10, 2017;

  On March 7, 2014 the Company issued 525,000 stock options to directors, officers, advisors and consultants of the Company to purchase common shares of the Company for proceeds of $0.10 per common share expiring March 7, 2019;

  On May 7, 2014 the Company announced that it had entered into an advisory agreement with TriPoint Global Equities LLC (“TriPoint”) and issued to TriPoint warrants to purchase 700,000 shares at a price of $0.10 per share.
  The warrants expire on February 28, 2016;

  On June 14, 2014 the Company issued 500,000 options to purchase Common Shares to a director and officer. The options may be exercised at a price of $0.06 per share for a period of one (1) year;

  On October 3, 2014 the Company issued 1,520,000 units for gross proceeds of $76,000 (including $6,000 in cash proceeds and $70,000 to settle outstanding accounts payable). 1,520,000 warrants were issued with an expiration date of October 3, 2015. Each unit is comprised of one Common Share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.15;

  On October 28, 2014 the Company issued to consultants a total of 500,000 options to purchase common shares with an exercise price of $0.10, 200,000 of the options will expire on October 30, 2015; 100,000 of the options will expire on October 30, 2018; and 200,000 will expire October 30, 2020;

  On February 24, 2015, the Company issued a total of 400,000 options to purchase Common Shares to a director and a consultant; and

  On March 20, 2015, the Company closed the second tranche of a non-brokered private placement and issued 2,000,000 units at $0.05 per unit for cash proceeds of $21,000 and to retire debts totaling $59,000. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.15 until March 20, 2016.

  On April 1, 2015, the Company received regulatory approval to re-price its warrants outstanding as at March 30, 2015 to an exercise price of $0.03 for a period of 30 days.

  On April 28, 2015, the Company received regulatory approval to extend the time frame to exercise the previously the warrants that were repriced on April 1, 2015. The expiry date has now been extended to May 15, 2015.

B. Memorandum and Articles of Association

We are organized under the laws of the Province of British Columbia, Canada and have been assigned the number BC1056802.

Our Articles do not contain a description of our objects and purposes.

Our Articles do not restrict a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, vote on compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Our authorized capital consists of an unlimited number of Class A common shares without par value. The holders of Common Shares are entitled to vote at all meetings of the Company’s shareholders, to receive dividends, if, as and when declared by the Board, and, subject to the rights of holders of any shares ranking in priority to, or on parity with the Common Shares, to participate ratably in any distribution of property or assets upon the liquidation, winding-up, or other dissolution of the Company. The Common Shares are not subject to any future call or assessments and do not have any pre-emptive rights or redemption rights.

There are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents.

Our Articles provide for the election of directors at each annual general meeting. Each director holds office until the next annual general meeting of our shareholders or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles or with the provisions of the BCBCA.

An annual meeting of shareholders must be held at such time in each year that is not later than 15 months after the last preceding annual meeting and at such place as our Board may from time to time determine. The quorum for the transaction of business at any meeting of shareholders is two persons who are entitled to vote at the meeting in person or by proxy and who hold in aggregate at least 5% of the issued shares entitled to be voted at the meeting. Only persons entitled to vote, our directors and auditors and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders.

Other than not specifically providing a mechanism for shareholders to call a special meeting, our do Articles contain any provisions that would have an effect of delaying, deferring or preventing a change in control of our Company. Our Articles also do not contain any provisions that would operate only with respect to a merger, acquisition or corporate restructuring of our Company.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Our Articles are not significantly different from the requirements of the BCBCA and the conditions imposed by our Articles governing changes in capital are not more stringent than what is required by the BCBCA.

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

Generally, the Convention does not apply to US resident LLC’s that are fiscally transparent. However, the Convention may apply to withholding tax rates on dividends attributed to a US resident member of a US resident fiscally transparent LLC to the extent of the consider to have been received by that member.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Not applicable.

I. Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Inflation-related risks

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Foreign currency exchange risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. Foreign currency fluctuations have not previously had a material impact on the Company’s financial results. Consequently, the Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. It is the opinion of management that the foreign exchange risk to which the Company is exposed is currently minimal.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this report, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Our principal executive and financial officers supervised and participated in this evaluation. Based on this evaluation, our principal executive and financial officers each concluded that our disclosure controls and procedures were effective in timely alerting them to material information required to be included in our periodic reports to the Securities and Exchange Commission. The design of any system of controls is based in part upon various assumptions about the likelihood of future events, and there can be no assurance that any of our plans, products, services or procedures will succeed in achieving their intended goals under future conditions.

Changes in Internal Control

There were no changes in the Company’s internal controls over financial reporting (as defined in Rule 13a-15f and 15d-15(f) of the Securities Exchange Act of 1934) that occurred during the period covered by this report that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment and the criteria discussed above, management believes that, as of December 31, 2014, the Company maintained effective internal control over financial reporting.

Item 16A. Audit Committee Financial Experts

Our Board had determined that Douglas Wallis qualified as an “audit committee financial expert” and is “independent”, as such terms are used in Section 303A.02 of the NYSE Listed Company Manual.

Item 16B. Code of Ethics

The Board has approved a Code of Business Conduct and Ethics (the “Code”), which is filed herewith as an exhibit to this Form 20-F to be followed by the Company’s directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company’s agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflicts of interest, protect confidential or proprietary information and comply with the applicable government laws and securities rules and regulations. The Board does not actively monitor compliance with the Code, but requires prompt notification of apparent or actual breaches so that it may investigate and take action. The Code has been circulated to all employees.

Item 16C. Principal Accountant Fees and Services

The following table presents fees for professional audit services for the audit of the Company’s annual financial statements for fiscal year 2014 and 2013 and fees billed for other services rendered during 2014 and 2013 by Davidson & Company LLP and James Stafford, Inc., respectively, the company’s external auditors:

	Fiscal 2014	Fiscal 2013
Type of Service/Fee
Audit Fees (1)	$15,000	$24,480
Audit Related Fees (2)	$2,381	$8,500
Tax Fees (3)	$3,576	$3,576
All Other Fees	$-	$-

(1) Audit Fees consist of fees for professional services rendered for the audit of the company's consolidated financial statements included in its Annual Report on 20-F, the review of the interim financial statements included in its reports filed with the Canadian securities regulators, and for the services that are normally provided in connection with regulatory filings or engagements.

(2) Includes fees associated with assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. This category includes fees related to consultation regarding generally accepted accounting principles.

(3) Tax Fees consist of fees for tax compliance, tax advice and tax planning. The fee includes the preparation of the Company's income tax returns, franchise tax reports, and other tax filings.

Although our Audit Committee currently does not have a formal policy in place to pre-approve all audit and non-audit services provided by our independent auditor and the fees for such non-audit services, the Company's audit committee has adopted a policy to review on an annual basis the performance, objectivity and independence of our independent auditor.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Company and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Fiscal Year 2014

On February 3, 2014, the Company’s former auditor Leed Advisors Inc. resigned at the Company’s request.

Resignation of Leed Advisors Inc.

Upon mutual agreement, Leed Advisors Inc., resigned as our principal accountant effective February 3, 2014 and we appointed James Stafford, Inc. as our independent registered public accounting firm for the year ended December 31, 2013. Our Audit Committee and Board considered and approved the decision to change accountants.

The audit report of Leed Advisors Inc. on our financial statements for the fiscal years ended December 31, 2012 prepared in accordance with IFRS did not contain an adverse opinion, a disclaimer of opinion, a modification or a qualification.

During our most recent fiscal year and any subsequent interim period preceding such resignation, there were no disagreements with Leed Advisors Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Leed Advisors Inc., would have caused it to make reference to the subject matter of the disagreements in connection with its report.

None of the following events occurred within our two most recent fiscal years and any subsequent interim period preceding Leed Advisors Inc.’s resignation:

(A)	Leed Advisors Inc. advised us that the internal controls necessary for us to develop reliable financial statements did not exist;

(B)

Leed Advisors Inc. advised us that information came to Leed Advisors Inc.’s attention that has led it to no longer be able to rely on our management’s representations, or that had made it unwilling to be associated with the financial statements prepared by our management;

(C)

Leed Advisors Inc. advised us of the need to expand significantly the scope of its audit, or that information came to Leed Advisors Inc.’s attention during our two most recent fiscal years and any subsequent interim period, that if further investigated may:

(i)

materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or

(ii)	cause it to be unwilling to rely on our management’s representations or be associated with our financial statements; and

due to Leed Advisors Inc.’s resignation (due to audit scope limitations or otherwise), or for any other reason, Leed Advisors Inc. did not so expand the scope of its audit or conduct such further investigation; or

(D)	Leed Advisors Inc. advised us that information came to Leed Advisors Inc.’s attention that it had concluded materially impacts the fairness or reliability of either:

(i)	a previously issued audit report or the underlying financial statements, or

(ii)

the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to Leed Advisors Inc.’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and

due to Leed Advisors Inc.’s resignation (due to audit scope limitations or otherwise), or for any other reason, the issue had not been resolved to Leed Advisors Inc.’s satisfaction prior to its resignation.

Appointment of James Stafford, Inc.

Our board of directors appointed James Stafford, Inc. to be our principal accountant effective February 3, 2014.

We did not consult James Stafford, Inc. regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Fiscal Year 2015

Resignation of James Stafford Inc.

Upon mutual agreement, James Stafford, Inc. resigned as our principal accountant effective April 16, 2015 and we appointed Davidson & Company LLP as our independent registered public accounting firm for the year ended December 31, 2014. Our Audit Committee and Board considered and approved the decision to change accountants.

The audit report of James Stafford, Inc. on our financial statements for the fiscal year ended December 31, 2013 prepared in accordance with IFRS did not contain an adverse opinion, a disclaimer of opinion, a modification or a qualification.

During our most recent fiscal year and any subsequent interim period preceding such resignation, there were no disagreements with James Stafford, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of James Stafford, Inc., would have caused it to make reference to the subject matter of the disagreements in connection with its report.

None of the following events occurred within our two most recent fiscal years and any subsequent interim period preceding James Stafford, Inc.’s resignation:

(A)	James Stafford, Inc. advised us that the internal controls necessary for us to develop reliable financial statements did not exist;

(B)

James Stafford, Inc. advised us that information came to James Stafford, Inc. ’s attention that has led it to no longer be able to rely on our management’s representations, or that had made it unwilling to be associated with the financial statements prepared by our management;

(C)

James Stafford, Inc. advised us of the need to expand significantly the scope of its audit, or that information came to James Stafford, Inc. ’s attention during our two most recent fiscal years and any subsequent interim period, that if further investigated may:

(i)

materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or

(ii)	cause it to be unwilling to rely on our management’s representations or be associated with our financial statements; and

due to James Stafford, Inc. ’s resignation (due to audit scope limitations or otherwise), or for any other reason, James Stafford, Inc. did not so expand the scope of its audit or conduct such further investigation; or

(D)	James Stafford, Inc. advised us that information came to James Stafford, Inc. ’s attention that it had concluded materially impacts the fairness or reliability of either:

(i)	a previously issued audit report or the underlying financial statements, or

(ii)

the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to James Stafford, Inc. ’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and

due to James Stafford, Inc. ’s resignation (due to audit scope limitations or otherwise), or for any other reason, the issue had not been resolved to James Stafford, Inc. ’s satisfaction prior to its resignation.

Appointment of Davidson & Company LLP

Our board of directors appointed Davidson & Company LLP to be our principal accountant effective April 10, 2015.

We did not consult Davidson & Company LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The Company’s audited financial statements for fiscal year ended December 31, 2014 as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. All of the financial information is presented herein in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19. Exhibits

Exhibit	Description of Exhibit
Number
1.1	Articles of the Company*
4.1	Stock Option Plan
11.1	Code of Business Conduct and Ethics.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter dated September 8, 2017 by Leed Advisors Inc. as required by Item 16F of Form 20-F.
15.2	Letter dated September 8, 2017 by James Stafford Inc. as required by Item 16F of Form 20-F.
15.4	Audit Committee Charter*

*Filed with previous Form 20-Fs

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

PACIFIC THERAPEUTICS LTD.

Date: September 8, 2017	By: /s/ Alejandro Ochoa
Name: Alejandro Ochoa
Title: Chief Executive Officer

By: /s/ Abbey Abdiye
Name: Abbey Abdiye
Title: Chief Financial Officer

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
FINANCIAL STATEMENTS

Years Ended
December 31, 2014, 2013 and 2012
(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of:
Pacific Therapeutics Ltd.

Report on the Financial Statements
We have audited the accompanying financial statements of Pacific Therapeutics Ltd., which comprise the statements of financial position as at December 31, 2012, and December 31, 2011 and the statements of comprehensive loss, changes in equity and statement of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and Public Company Accounting Oversight Board (United States) auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Therapeutics Ltd. as at December 31, 2012 and December 31, 2011, and tis financial performance and its cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chartered Accountants
Surrey, British Columbia
April 29, 2013

JAMES STAFFORD

James Stafford, Inc.
Chartered Professional Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
www.JamesStafford.ca

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Pacific Therapeutics Ltd.

We have audited the accompanying financial statements of Pacific Therapeutics Ltd. (the “Company”) which comprise the statement of financial position as at 31 December 2013 and the statements of loss and comprehensive loss, cash flows and changes in shareholders’ deficiency for the year ended 31 December 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2013 and the results of its operations and its cash flows for the year ended 31 December 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operation and has a net capital deficiency. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

The financial statements of the Company for the years ended 31 December 2012 and 2011 were audited by another auditor who expressed an unmodified opinion on those statements on 29 April 2013.

Chartered Accountants

Vancouver, Canada
17 April 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Pacific Therapeutics Ltd.

We have audited the accompanying financial statements of Pacific Therapeutics Ltd., which comprise the statement of financial position as of December 31, 2014, and the related statements of loss and comprehensive loss, changes in shareholders' deficiency, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Pacific Therapeutics Ltd. as at December 31, 2014 and its financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that Pacific Therapeutics Ltd. has suffered recurring losses from operations and has a net capital deficiency. These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matters

The financial statements of Pacific Therapeutics Ltd. for the years ended December 31, 2013 and 2012 were audited by another auditor who expressed an unmodified opinion on those statements on April 17, 2014.

"DAVIDSON & COMPANY LLP"

Chartered Accountants

Vancouver, Canada

April 30, 2015

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

Statements of Financial Position
(Expressed in Canadian Dollars)

AS AT:	31 Dec 14	31 Dec 13
	$	$
ASSETS
CURRENT
Cash and cash equivalents	1,513	180,692
Goods and Services Tax Receivable	1,312	7,391
Prepaid expenses and deposits	-	36,605
	2,825	224,688
NON-CURRENT ASSETS
PROPERTY AND EQUIPMENT (Note 5)	-	2,443
INTANGIBLE ASSETS (Note 6)	64,490	59,913
	67,315	287,044
LIABILITIES
CURRENT
Trade payable and accrued liabilities	267,474	226,201
Convertible note (Note 8)	26,642	30,900
Derivative component of convertible note (Note 8)	36,188	-
Due to related parties (Note 9)	612,772	470,087
	943,076	727,188
SHAREHOLDERS' DEFICIENCY
Share capital (Note 10)	2,760,010	2,699,210
Share subscriptions received	30,000	-
Warrant and option reserve (Note 10)	289,766	123,704
Deficit	(3,955,537)	(3,263,058)
	(875,761)	(440,144)
	67,315	287,044

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 15)

On behalf of the Board:

“Douglas H. Unwin”	Director	“Doug Wallis”	Director
Douglas H. Unwin		Doug Wallis

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	31 Dec 14	31 Dec 13	31 Dec 12
Expenses
Advertising and promotion	$67,923	$187,511	$43,637
Amortization of property and equipment (Note 5)	1,216	2,421	2,819
Amortization of intangible assets (Note 6)	5,618	4,708	3,944
Bank charges and interest	11,872	34,854	105,043
Donation	500	-	-
Insurance	30,194	22,461	24,948
Investor relations	25,075	61,250	51,950
Interest derivative accretion (Note 8)	11,005	-	-
Office and miscellaneous	5,428	7,042	7,076
Professional fees	168,490	178,947	80,923
Rent and occupancy costs	14,543	13,284	17,743
Research and development	-	-	50,941
Share based payments	152,028	42,192	75,026
Telephone and utilities	2,006	1,798	2,314
Transfer agent	24,107	5,251	7,915
Travel	11,906	8,679	13,130
Wages and benefits	160,947	157,916	100,843
	692,858	728,314	588,252
Other Expenses (Income)
Foreign exchange loss/(gain)	(440)	911	-
Gain on derivative liability (Note 8)	-	(30,889)	18,641
Loss/(Gain) on sale/retirement of assets	1,227	-	(1,425)
Write-off of license (Note 6)	-	42,510	-

Net Loss and Comprehensive Loss	$(693,645)	$(740,846)	$(605,468)

Loss per share Basic and Diluted	$(0.02)	$(0.03)	$(0.03)
Weighted average number of common shares outstanding	37,830,595	27,561,948	21,637,193

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian Dollars)

	Common		Subscriptions	Warrant and
	shares	Share capital	received	option reserve	Deficit	Total
		$	$	$	$	$
Balance at December 31, 2011	20,989,157	1,765,754	-	162,052	(2,094,115)	(166,309)
Common shares issued for cash @ $0.15	1,531,002	229,651	-	-	-	229,651
Subscriptions received 600,000 shares @ $0.05	-	-	30,000	-	-	30,000
Exercise of common share warrants @ $0.15	66,666	10,000	-	-	-	10,000
Expiration of stock options	-	-	-	(36,665)	36,665	-
Share issue costs	-	(9,689)	-	-	-	(9,689)
Warrant reserve	-	-	-	5,799	-	5,799
Share-based payments	-	-	-	75,026	-	75,026
Loss for the year	-	-	-	-	(605,468)	(605,468)

Balance at December 31, 2012	22,586,825	1,995,716	30,000	206,212	(2,662,918)	(430,990)
Common shares issued for cash @ $0.05	13,830,000	691,500	(30,000)	-	-	661,500
Share issue costs	-	(40,006)	-	16,006	-	(24,000)
Units exchanged for debt @ $0.05	1,040,000	52,000	-	-	-	52,000
Share based payments	-	-	-	42,192	-	42,192
Expiry of options and finders warrants	-	-	-	(140,706)	140,706	-
Loss for the year	-	-	-	-	(740,846)	(740,846)

Balance at December 31, 2013	37,456,825	2,699,210	-	123,704	(3,263,058)	(440,144)
Common shares issued for cash @ $0.05	120,000	4,800	-	1,200	-	6,000
Units exchanged for debt @ $0.05	1,400,000	56,000	-	14,000	-	70,000
Subscriptions received for shares @ $0.05	-	-	30,000	-	-	30,000
Share based payments	-	-	-	152,028	-	152,028
Options expired unexercised	-	-	-	(1,166)	1,166	-
Loss for the year	-	-	-	-	(693,645)	(693,645)

Balance at December 31, 2014	38,976,825	2,760,010	30,000	289,766	(3,955,537)	(875,761)

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	31 Dec 14	31 Dec 13	31 Dec 12
	$	$	$
Cash flows used in operating activities
Net loss and comprehensive loss	(693,645)	(740,846)	(605,468)
Adjustments for items not affecting cash
Amortization of property and equipment	1,216	2,421	2,819
Amortization of intangible assets	5,618	4,708	3,944
Amortization of deemed discounts on ISAs, Class
B series I preferred shares, shareholder loans,
and convertible note	-	13,261	100,476
Accretion of convertible note	11,005	-	-
Accrued interest on convertable note	1,825	900	-
Share based payments	152,028	42,192	75,026
Loss (gain) on derivative liability	-	(30,889)	18,641
Write-off of license	-	42,510	-
Loss/(Gain) on sale/retirement of assets	1,227	-	(1,425)
Changes in non-cash working capital balances
Goods and Services Tax recoverable	6,079	(6,582)	13,167
Prepaid expenses	36,605	60,839	(92,325)
Trade payable and accrued liabilities	111,273	64,620	180,162
	(366,769)	(546,866)	(304,983)
Cash flows used in investing activities
Additions to property and equipment	-	-	(6,200)
Disposals of property and equipment	-	-	6,300
Additions to intangible assets	(10,195)	(13,569)	(9,875)
	(10,195)	(13,569)	(9,775)
Cash flows from financing activities
Issue of common shares for cash	6,000	661,500	250,265
Share issue cost	-	(24,000)	10,000
Due to related parties (Note 9)	142,685	93,773	25,523
Subscriptions received	30,000	-	-
Convertible note	50,000	-	30,000
Repay convertible note	(30,900)	-	-
	197,785	731,273	315,788

Change in cash and cash equivalents	(179,179)	170,838	3,760
Cash and cash equivalents, beginning of year	180,692	9,854	6,094
Cash and cash equivalents, end of year	1,513	180,692	9,854

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of these financial statements.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

1. NATURE AND CONTINUANCE OF OPERATIONS

Pacific Therapeutics Ltd. (the “Company" or "PTL") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. The Company is a development stage company focused on developing proprietary drugs to treat certain types of lung disease including fibrosis. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian SecuritiesExchange (“CSE”) and opened for trading on November 16, 2011.

PTL has financed its cash requirements primarily from share issuances and payments from research collaborators. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

The Company’s financial statements as at December 31, 2014 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has a net loss of $693,645for the year ended December 31, 2014 (2013 – $740,846, 2012 - $605,468) and has a working capital deficiency of $940,251at December 31, 2014 (2013 – $502,500).

The Company is subject to risks and uncertainties common to drug discovery companies, including technological change, potential infringement on intellectual property of and by third parties, new product development, regulatory approval and market acceptance of its products, activities of competitors and its limited operating history. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a) Statement of Compliance

These financial statements of the Company for the years ended December 31, 2014, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC”).

These financial statements were approved and authorized for issue by the Board of Directors on April 30, 2015.

(b) Basis of Presentation

These financial statements were prepared on a historical cost basis, except for cash flow information, and are presented in Canadian dollars which is the Company’s functional currency.

(c) Use of Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made that relate to the following key estimates:

Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Intangible Assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value willimpact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The fair value of the underlying common shares is assessed as the most recent issuance price per common share for cash proceeds. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 10.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these financial statements:

(a) Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

(b) Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the periods presented, this calculation proved to be anti-dilutive, and therefore diluted per share amounts do not differ from basic per share amounts.

(c) Research and development

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets the criteria for deferral and amortization. No such costs have been deferred as at December 31, 2014 and 2013. Scientific Research and Experimental Development ("SR&ED") tax credits are recorded on a cash basis due to the uncertainty surrounding final approval of the SR&ED tax credit application. Tax credits received are recorded as a reduction in research and development costs incurred in the year.

(d) Property and equipment

Property and equipment is recorded at cost. Amortization is recorded annually at rates calculated to write off the assets over their estimated useful lives as follows:

Computer equipment	45% diminishing balance
Furniture and fixtures	20% diminishing balance
Lab equipment	50% diminishing balance
Leasehold improvements	straight-line over the term of the lease

In the year of acquisition, these rates are reduced by one-half.

(e) Intangible assets

Technology licenses acquired from third parties that include licenses and rights to technologies are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the useful lives of the underlying technologies and patents, usually for a period not exceeding 15 years.

Management evaluates the recoverability of technology licenses and patents on an annual basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value for each cash-generating unit, calculated based on undiscounted future cash flows, is less than the carrying value, the asset is written down to its fair value. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

(f) Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate these inputs and any changes to these inputs could have a material impact on the

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (CGUs), which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

(g) Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to warrants and options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related amount in warrants and options reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

(h) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets result from unused loss carry-forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i) Financial instruments

(a) Financial assets

The Company classifies its financial assets in the following categories: held-to-maturity, fair value through profit or loss (“FVTPL”), loans and receivables, and available-for-sale (“AFS”).

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

The classification depends on the purpose for which the financial assets were acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized through profit or loss.

Available-for-sale

Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized through other comprehensive income (loss).

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

The Company has classified its cash and cash equivalents at fair value through profit or loss. The Company’s receivables are classified as loans and receivables.

(b) Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company's accounting policy for each category is as follows:

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method.

The Company’s accounts payable and accrued liabilities, convertible note and due to related parties are classified as other financial liabilities. The Company’s derivative liability component of the convertible note is classified as fair value through profit or loss.

4. RECENT ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these financial statements, the IASB and International Financial Reporting Interpretation Committee (“IFRIC”) have issued the following new and revised standards, amendments and interpretations which are not yet effective during the year ended December 31, 2014:

Effective for annual periods beginning on or after July 1, 2014

  IAS 19, Defined Benefit Plans and Employee Contributions

  Amended to clarify the application of IAS 19 to plans that require employees or third parties to contribute toward the cost of benefits.

Effective for annual periods beginning on or after January 1, 2015

  IFRS 7, Financial Instruments – Disclosure

  Amended to require additional disclosures on transition from IAS 39 to IFRS 9.

Effective for annual periods beginning on or after January 1, 2016

  IFRS 11, Accounting for Acquisitions of Interests in Joint Operations

  Amended to provide specific guidance on accounting for the acquisition of an interest in a joint operation that is a business.

  IAS 16 & IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization

  Amended to (i) clarify that the use of a revenue-based depreciation and amortization method is not appropriate, and (ii) provide a rebuttable presumption for intangible assets.

  IAS 27 & IFRS 1, Equity Method in Separate Financial Statements

  IAS 27 is amended to restore the option to use the equity method to account for investments in subsidiaries, joint ventures and associates in an entity’s separate financial statements.

  IFRS 1 is amended to permit use of the business combinations exemption for investments in

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

  subsidiaries accounted for using the equity method in the separate financial statements of the first-time adopter.

Effective for annual periods beginning on or after January 1, 2017

  IFRS 15, Revenue from Contracts with Customers:

  IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service.

Effective for annual periods beginning on or after January 1, 2018

  IFRS 9, Financial Instruments – Classification and Measurement

  IFRS 9 is a new standard on financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement.

  IFRS 9 addresses classification and measurement of financial assets and financial liabilities as well as derecognition of financial instruments. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

5. PROPERTY AND EQUIPMENT

Cost
Balance at:	Computer	Furniture and	Leasehold	Lab	Total
	Equipment	Fixtures	Improvements	Equipment
December 31, 2012	$5,876	$-	$-	$-	$5,876
Additions	-	-	-	6,200	6,200
December 31, 2013	5,876	-	-	6,200	12,076
Retirement of assets	(5,876)	-	-	(6,200)	(12,076)
Additions	-	-	-	-	-
December 31, 2014	$-	$-	$-	$-	$-

Amortization
Balance at:	Computer	Furniture and	Leasehold	Lab	Total
	Equipment	Fixtures	Improvements	Equipment
December 31, 2012	$5,662	$-	$-	$1,550	$7,212
Additions	-	-	-	-	-
Amortization for the year	96	-	-	2,325	2,421
December 31, 2013	$5,758	$-	$-	$3,875	$9,633
Amortization for the period	53	-	-	1,163	1,216
Additions	-	-	-	-	-
Retirement of assets	(5,811)	-	-	(5,038)	(10,849)
December 31, 2014	$-	$-	$-	$-	$-

Carrying amounts
Balance at:	Computer	Furniture and	Leasehold	Lab	Total
	Equipment	Fixtures	Improvements	Equipment
December 31, 2013	$118	$-	$-	$2,325	$2,443
December 31, 2014	$-	$-	$-	$-	$-

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

6. INTANGIBLE ASSETS

Cost
	Technology	Patents (ii)	Total
	Licenses (i)
December 31, 2012	$42,510	$64,315	$106,825
Additions	-	13,569	13,569
Write-off	(42,510)	-	(42,510)
December 31, 2013	-	77,884	77,884
Additions	-	10,195	10,195
December 31, 2014	$-	$88,079	$88,079

Amortization
	Technology	Patents (ii)	Total
	Licenses (i)
December 31, 2012	$-	$13,263	$13,263
Amortization for the year	-	4,708	4,708
December 31, 2013	-	17,971	17,971
Amortization for the year	-	5,618	5,618
December 31, 2014	$-	$23,589	$23,589

Carrying amounts
	Technology
	Licenses (i)	Patents (ii)	Total
December 31, 2013	$-	$59,913	$59,913
December 31, 2014	$-	$64,490	$64,490

(i)

On January 9, 2013, the technology license agreement with Dalhousie University was terminated due to breach of contract for non-payment of maintenance amounts due, accordingly the technology license was written down to nil.

(ii)	Due to a finite life of patents which begins from the date of application; the Company amortizes all patent costs over the expected life of the patent.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

7. IRREVOCABLE SUBSCRIPTION AGREEMENTS (“ISA”)

During the year ended December 31, 2011 the Company entered into certain Irrevocable Subscription Agreements for proceeds of $300,000 which was allocated as follows:

As at December 31,	2014	2013	2012
	$	$	$
Net amount allocated to ISA	-	-	230,481
Accretion of deemed discount	-	-	69,519
Total subscription proceeds	-	-	300,000

Under the ISA agreements, the proceeds were placed in escrow and were subject to an interest rate of 1% per month, as well as certain other conversion options.

On January 31, 2012, the Company terminated the ISA arrangements. During the year ended December 31, 2013, the Company recorded total interest expense of $Nil (2012 - $72,521) and recorded a 1% interest per month recorded on the ISA funds held in escrow of $Nil (2012 – $3,002), and accretion of the amount allocated to certain bonus shares of $Nil (2012 - $69,519).

8. CONVERTIBLE NOTES AND DERIVATIVE LIABILITY

On September 11, 2014 the Company issued a convertible note for $50,000 due on September 11, 2015 with an interest rate of 1% per month payable quarterly. The note is unsecured but convertible at the option of the holder into common shares of the Company at a price based on the weighted average closing price of the Company's shares on the Canadian Stock Exchange for the ten (10) trading days immediately preceding the conversion date, less fifteen per cent (15%). The convertible note has both debt and derivative liability characteristics. The Company initially valued the note by calculating the derivative liability component then applying the residual value to the debt component. The derivative liability component of the loan was calculated using the Black-Scholes Pricing Model and was estimated to be $36,188at September 11, 2014 and December 31, 2014. The initial fair value of the derivative liability component is amortized over the remaining life of the convertible note. The debt component at December 31, 2014 was valued as follows:

2014
Loan proceeds	$50,000
Derivative component	(36,188)
Accretion	11,005
Accrued interest	1,825
$26,642

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

The fair value of the derivative liability component of the loan of $36,188 was calculated at September 11, 2014 and December 31, 2014 using the Black-Scholes Pricing Model using the following assumptions:

Dividend yield	0%
Expected volatility	160.63%
Risk free interest rate	1.60%
Expected life in years	1

On September 24, 2012 the Company issued a convertible note (the “Note”) with a face value of $30,000, issued 200,000 warrants (“Bonus Warrants”) and received $30,000 in cash. The Bonus Warrants expired in 2 years and had an exercise price of $0.22. The Note had a term of one year and was repayable by the Company at any time. The note was repaid in October 2014.

The holder of the Note could convert the whole Note or any portion into units at any time. Each unit would consist of 1 common share (the “Share Option”) and 1 warrant (the “Warrant Option”), with each Warrant Option exercisable to acquire an additional common share for a period of 2 years from the date the Warrant Option was issued The conversion option expired upon repayment of the Note. The Note accrued interest at the rate of 1% per month, payable in quarterly installments.

The fair value of the Bonus Warrants, Share Options and Warrant options of $43,070 were determined using the Black-Scholes Pricing Model and the Geske Pricing Model.

9. RELATED PARTY TRANSACTIONS AND BALANCES

Due to related Parties

Due to related partiesconsistsof short term amounts loaned, services rendered and expenses paid on behalf of the Company by shareholders of the Company that are unsecured, non-interest bearing, and payable on demand.

As at December 31	2014	2013
Amounts owing to Derick Sinclair CFO of the Company for loans and
consulting, accounting fees and interest on ISA.	$124,724	$86,760
Amounts owing to Greg Beniston a director of the Company for legal fees	19,928	17,117
Amounts owing to Doug Wallis a director of the Company for interest on ISA	2,964	-
Amount owing to Doug Unwin the CEO and director of the Company for loans,
salary, expenses and interest on ISA.	465,156	366,210
	$612,772	$470,087

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

Related Party Transactions and Key Management and Personnel Compensation

Payment or accruals for related parties were for services provided to the company were:

For the year ended December 31	2014	2013	2012
Salary paid or accrued for Doug Unwin CEO	$160,000	$155,000	$100,398
Consulting fees paid or accrued to Derick Sinclair CFO	36,000	34,500	18,000
Accounting fees paid or accrued to a company controlled by Derick Sinclair CFO	6,000	6,000	1,500
Legal fees for services from Greg Beniston a consultant and director of the Company	3,121	8,575	3,200
Share-based payments for options issued to Officers and Directors	67,835	32,824	42,390
Total key management personnel compensation	$272,956	$236,899	$165,488

During the year ended December 31, 2014 the Company granted options to directors and officers valued at $67,835 (2013 $42,192, 2012 - $42,390). The 2014 options consisted of 500,000, 5 year $0.10 incentive stock options that vested at date of grant and 500,000, 1 year $0.06 incentive options that vested at date of grant. The 2013 options consisted of 450,000 5 year $0.10 incentive stock options that vested at date of grant (Note 10).

10. SHARE CAPITAL

Class A Common Shares

Authorized
Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value
Issued
38,976,825	Class A common shares without par value
NIL	Class B Series I preferred shares without par value
NIL	Class B Series II preferred shares without par value

On October 3, 2014 the Company closed the first tranche of a non-brokered private placement and issued 1,520,000 units at $0.05 per unit for cash proceeds of $6,000 and to retire debts totaling $70,000. The debts related to consulting services by arm’s length parties for $20,000 and reduction of $50,000 in balance owing to a related party. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.15 until October 3, 2015. Each share purchase warrant included was assessed a value of $0.01 based on the residual value method. As such, a total of $15,200 was allocated to Warrant reserves.

On February 13, 2013 the Company closed the first tranche of a non-brokered private placement and issued 1,800,000 units at $0.05 per unit for gross proceeds of $90,000, of which $30,000 was recorded during the year ended December 31, 2012. Each unit is comprised of one common share and one-half share purchase warrant, each whole warrant being exercisable for one common share at an exercise price of $0.22 until February 12, 2015. The Company paid finder’s fees of $5,000 and issued 100,000 finders warrants to finders in the first tranche. The finders’ warrants have the same terms as the

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

warrants that are part of the above Units. The fair value of the 100,000 finders’ warrants was $2,742 as estimated at the date of issue using the Black-Scholes pricing model.

On May 1, 2013, the Company closed the second tranche of a non-brokered private placement and issued an additional 2,200,000 units at $0.05 per unit for gross proceeds of $110,000. Each unit is comprised of one common share and one-half share purchase warrant, each whole warrant being exercisable for one common share at an exercise price of $0.22 until May 1, 2015. The Company paid finder’s fees of $10,000 and issued 200,000 finders warrants to finders in the second tranche. The finders’ warrants have the same terms as the warrants that are part of the above Units. The fair value of the 200,000 finders’ warrants was $5,413 as estimated at the date of issue using the Black-Scholes pricing model.

On October 8, 2013 the Company closed the first tranche of a non-brokered private placement and issued 2,160,000 units for gross proceeds of $108,000. 2,160,000 warrants were issued with an expiration date of October 8, 2016. Each unit is comprised of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.10 for three years from the closing date of the placement. Finders’ fees were paid in the amount of $4,500 cash and issued 90,000 finders warrants having the same terms as the warrants issued as part of the units. The fair value of the 100,000 finders’ warrants was $2,646 as estimated at the date of issue using the Black-Scholes pricing model.

On October 18, 2013 the Company closed the second tranche and issued 1,980,000 units for gross proceeds of $99,000. 1,980,000 warrants were issued with an expiration date of October 18, 2016.Each unit is comprised of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.10 for three years from the closing date of the placement. Finders fees were paid in the amount of $2,000 cash and issued 40,000 finders warrants having the same terms as the warrants issued as part of the units. The fair value of the 40,000 finders’ warrants was $3,306 as estimated at the date of issue using the Black-Scholes pricing model.

On November 5, 2013 the Company closed the third tranche and issued 6,730,000 units for gross proceeds of $336,500. 6,730,000 warrants were issued with an expiration date of November 5, 2016.Each unit is comprised of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.10 for three years from the closing date of the placement Finders’ fees were paid in the amount of $2,500 cash and issued 50,000 finders warrants having the same terms as the warrants issued as part of the units. The fair value of the 50,000 finders’ warrants was $1,899 as estimated at the date of issue using the Black-Scholes pricing model.

On January 31, 2012 66,666 common share warrants with an exercise price of $0.15 were exercised by an officer of the company for 66,666 common shares and proceeds of $10,000.

On June 20, 2012, the Company completed a private placement of 732,670 units at $0.15 per unit for gross proceeds of $109,901. Each unit is comprised of one common share and one warrant to purchase one common share at $0.22 per share exercisable until June 20, 2014.

On June 20, 2012, certain finders were issued 56,666 units with the same terms as in the foregoing, which were valued at $8,500.

On September 21, 2012, the Company completed a private placement of 741,666 units at $0.15 per unit for gross proceeds of $111,250. Each unit is comprised of one common share and one warrant to purchase one common share at $0.22 per share exercisable until September 21, 2014. Certain finders were issued 5,500 units with the same terms as in the foregoing, which were valued at $825.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

Share subscriptions received:

At December 31, 2014 the Company had received $30,000 (December 31, 2013 - $Nil) from two investors for 600,000 units at $0.05 per unit. The shares were issued by the Company on March 20, 2015.Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.15 until March 20, 2016.

Stock options and share based payments:

As at December 31, 2014, 2013 and 2012, the following stock options were outstanding and exercisable:

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

The options outstanding and exercisable atDecember 31, 2014, have a weighted average remaining contractual life of 3.2 years (December 31, 2014 – 3.1 years). During the year ended December 31, 2014 1,000,000 (2013 - 350,000) of the 1,925,000 (2013 - 450,000) stock options were issued to Officers and Directors of the Company. Stock option activity was as follows:

	December 31, 2014		December 31, 2013		December 31, 2012
	Options	Exercise	Options	Exercise	Options	Exercise
	Outstanding	Price $	Outstanding	Price $	Outstanding	Price $
Balance beginning of year	1,900,000	$0.15	1,675,000	$0.18	1,650,000	$0.25
Exercised	-	-	-	-	-	-
Expired/Cancelled	(150,000)	0.27	(225,000)	0.27	(1,000,000)	0.24
Issued	1,925,000	0.09	450,000	0.10	1,025,000	0.10
Balance at year end	3,675,000	$0.11	1,900,000	$0.15	1,675,000	$0.17

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

The fair value of share based awards is determined using the Black-Scholes Option Pricing model. The model utilizes certain subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The Company used the Black-Scholes Option Pricing Model for the grants on January 10, 2014, March 3, 2014 and June 11, 2014 and for multiple stock option grants occurring in 2013 and 2012. The assumptions used in the Black-Scholes Option Pricing Model for employees, directors and consultants were:

	December 31, 2014	December 31, 2013	December 31, 2012
Dividend yield	0%	0%	0%
Expected volatility	299% - 308%	164% - 166%	91% - 112%
Risk free interest rate	0.78% - 1.63%	1.23% - 1.87%	1.19%
Expected life in years	1 - 5	5	2 - 3
Grant date fair value per option	$0.05 - $0.08	$0.08 - $0.09	$0.04 - $0.11
Forfeiture rate	4%	4%	4%

Warrants:

As at December 31, 2014, 2013 and 2012, the following share purchase warrants were issued and outstanding:

Expiry	Exercise
Date	Price $	31 Dec 14	31 Dec 13	31 Dec 12
15-Nov-13	$0.15	-	-	602,223
19-Jun-14	$0.22	-	56,666	56,666
20-Jun-14	$0.22	-	732,670	732,670
31-Jul-14	$0.15	-	2,473,334	2,473,334
28-Aug-14	$0.25	-	60,000	60,000
21-Sep-14	$0.22	-	747,166	747,166
24-Sep-14	$0.22	-	200,000	-
16-Nov-14	$0.15	-	600,000	600,000
12-Feb-15	$0.22	1,000,000	1,000,000	-
01-May-15	$0.22	1,300,000	1,300,000	-
03-Oct-15	$0.15	1,520,000	-	-
28-Feb-16	$0.10	700,000	-	-
01-Oct-16	$0.10	2,160,000	2,160,000	-
08-Oct-16	$0.10	90,000	90,000	-
18-Oct-16	$0.10	1,980,000	1,980,000	-
18-Oct-16	$0.10	40,000	40,000	-
05-Nov-16	$0.10	6,730,000	6,730,000	-
05-Nov-16	$0.10	50,000	50,000	-
		15,570,000	18,219,836	5,272,059

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

The warrants outstanding and exercisable at December 31, 2014, have a weighted average remaining contractual life of 1.5 years (2013 – 0.8 years). Warrant activity was as follows:

	2014		2013		2012
	Warrants	Exercise	Warrants	Exercise	Warrants	Exercise
	Outstanding	Price $	Outstanding	Price $	Outstanding	Price $
Opening balance	18,219,836	0.14	5,272,059	0.17	3,830,423	0.16
Expired	(4,869,836)	0.18	(602,223)	0.15	(28,000)	0.10
Exercised	-	-	-	-	(66,666)	0.15
Issued	2,220,000	0.13	13,550,000	0.12	1,536,502	0.22
Closing balance	15,570,000	0.12	18,219,836	0.14	5,272,259	0.18

11. INCOME TAXES

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rate of 26% (2013 and 2012 – 25%) to income tax expense is:

	2014	2013	2012
	$	$	$
Earnings (loss) for the year	(693,645)	(740,846)	(605,468)
Income tax benefit at Canadian statutory rates	(180,000)	(192,620)	(151,367)
Change in statutory, foreign tax, foreign exchange rates and other	(24,000)	(31,132)	19,947
Permanent Differences	40,000	-	-
Change in unrecognized deductible temporary differences	164,000	223,752	131,420
Total income tax expense (recovery)	-	-	-

Deferred taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred tax assets are evaluated periodically and if realization is not considered likely, a valuation allowance is provided.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

(a) Deferred tax asset and liabilities:

	2014	2013
	$	$
Deferred tax assets (liabilities):
Operating loss carry-forwards	909,000	771,000
Share issue cost	8,000	6,000
Property and equipment	1,000	-
Intangible assets	(1,000)	(4,000)
Derivative liability		-
Convertible note		-
	917,000	773,000
Valuation allowance	(917,000)	(773,000)
Net deferred tax assets	-	-

(b) Loss carry-forwards:

The Company has accumulated non-capital losses of approximately $3,497,000 (2013 -$2,964,000) which will expire in between 2026 and 2034 (2013 – 2014 and 2033).

12. CAPITAL DISCLOSURE

The Company considers its capital under management to be comprised of shareholders’ equity and any debt that it may issue. The Company’s objectives when managing capital are to continue as a going concern and to maximize returns for shareholders over the long term. The Company is not subject to any capital restrictions. There has been no change in the Company’s objectives in managing its capital.

13. FINANCIAL INSTRUMENTS AND RISK

As at December 31, 2014, the Company’s financial instruments consist of cash and cash equivalents, tradepayables,due to related parties, a convertible note and a derivative liability.

The carrying value of cash and cash equivalents, tradepayables, and due to related partiesapproximate their fair values because of the short term nature of these instruments. The fair value of the convertible note is its face value of $50,000 while the derivative liability is carried at fair value determined using level 3 measurement techniques (see below).

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with a high credit quality financial institution.

Liquidity Risk

Of the Company’s financial liabilities, $612,771 are due on demand, $267,474are due in 30-90 days and $50,000 are due in 254 days.The Company manages liquidly risk through management of its capital resources discussed above.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

Foreign Exchange Risk

The Company is not exposed to foreign exchange risk on its financial instruments.

Interest Rate Risk

At December 31,2014, the Company is not exposed to significant interest rate risk as its interest bearing debt is short term at fixed rates.

Fair Value

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash and cash equivalents are measured using level 1 fair value inputs. The derivative component of the convertible note is measured using level 3 fair value inputs.

14. SUPPLEMENTIAL CASH FLOW INFORMATION

During the year ended December 31, 2014, the Company had the following non-cash transactions:

  The issuance of 1,400,000 units to retire $70,000 in accounts payable (Note 10)

  Recognition of a derivative liability of $36,188 on issuance of a convertible note (Note 8)

The Company did not have any non-cash transactions during the years ended December 31, 2013 and 2012.

15. SUBSEQUENT EVENTS

On February 24, 2015 the Company issue a total of 400,000 options to purchase common shares to a director and a consultant under the 2014 stock option plan as approved at the Company’s previous annual general meeting. The issuance of the options is subject to regulatory approval. The Company issued 250,000,3 year options with an exercise price of $0.25 to under an agreement with Small Cap Invest Ltd. and the remaining 150,000, 5 year options with an exercise price of $0.10 to a director of the Company.

On March 20, 2015 the Company closed the second tranche of a non-brokered private placement and issued 2,000,000 units at $0.05 per unit for cash proceeds of $41,000 (of which $30,000 was received in 2014 and $11,000 received in 2015) and to retire debts totaling $59,000. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.15 until March 20, 2016.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

On April 1, 2015 the Company announced it had received regulatory approval to reprice warrants outstanding as at March 30, 2015, to an exercise price of three cents for a period of 30 days. After the 30 days have lapsed, any warrants that have not been exercised will revert back to the original terms of the warrant. This offer will be available to all eligible warrantholders of record on March 30, 2015, for 30 days starting April 1, 2015. The Company has a total of 15.49 million warrants eligible to participate in the repricing offer, which could be exercised for an aggregate total of up to $464,700.

On April 28, 2015 the Company announced it had received regulatory approval to extend the time frame to exercise the previously announced, on April 1, 2015. The repricing of warrants outstanding as at March 30, 2015 to an exercise price of three cents,has now been extended to May 15, 2015.All other terms and conditions remain the same as announced on April 1, 2015.

