Form 20-F/A
period 2015-12-31
TOWER ONE WIRELESS CORP.
filed 2017-09-12
CIK 1579026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

_________________________________________

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________

Commission file number 000-55103

________________________________________

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
1,365,887 Class A Common Shares, no par value as of December 31, 2015.

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

[   ] Item 17   [ X ] Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES [   ]   NO [ X ]

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission on May 9, 2017 (the “2015 Form 20-F”), is filed to amend and restate the entire 2015 Form 20-F.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, we have included the entire text of the 2015 Form 20-F in this Amendment No. 1 and new certifications by our current chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 1.

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

Subsequent to the year ended December 31, 2015, the Company sold the assets related to its pharmaceutical business and on January 12,2017, the Company completed a fundamental change (the “Fundamental Change Transaction”) that result in the Company changing its business operations to the development, ownership and operation of multitenant communications real estate primarily in Latin America. The Company also changed its name to “Tower Once Wireless Corp.” in connection with such transaction.

This Amendment No. 1 to the 2015 Form 20-F is intended to reflect the Company’s business and operations as of the fiscal year ended December 31, 2015. Please see the Company’s Form 20-F, as amended for the fiscal year ended December 31, 2016 for information about the Company’s business and operations after the completion of the Fundamental Change Transaction.

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

On March 15, 2016, the Company completed a share consolidation on the basis of thirty pre-consolidation common shares for each post consolidation common share. As such, all current and comparative share amounts have been restated to account for the 30 to 1 common share consolidation.

Period ended	FYE 2015	FYE 2014	FYE 2013	FYE 2012	FYE 2011
	(IFRS)	(IFRS)	(IFRS)	(IFRS)	(IFRS
Net Sales	$Nil	$Nil	$Nil	$Nil	$Nil
Net loss and Comprehensive Loss	179,673	($693,645)	($740,846)	($605,468)	($463,768)
Basic and diluted loss per share	0.13	($0.56)	($0.81)	($0.84)	($0.90)
Weighted average shares	1,351,500	1,248,561	918,732	721,240	605,749

Year ended	FYE 2015	FYE 2014	FYE 2013	FYE 2012	FYE 2011
	(IFRS)	(IFRS)	(IFRS)	(IFRS)	(IFRS
Total assets	$14,696	$67,315	$287,044	$206,533	$422,178
Net Assets	($609,410)	($875,761)	($440,144)	($430,990)	$143,118
Share capital	$2,800,010	$2,760,010	$2,699,210	$1,995,716	$1,765,754
Shares committed for issuance	$4,800	$Nil	$Nil	$Nil	$Nil
Equity component of convertible note	$1,080	$Nil	$Nil	$Nil	$Nil

Contributed surplus	$121,939	$289,766	$123,704	$206,212	$162,052
Deficit accumulated	($3,537,239)	($3,955,537)	($3,263,058)	($2,662,918)	($2,094,115)
Common Shares Issued and Outstanding	1,365,887	1,299,221	1,248,554	761,894	699,638
Dividends	$Nil	$Nil	$Nil	$Nil	$Nil

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

		Years Ended December 31
	2015	2014	2013	2012

End of period	0.7226	0.8620	0.9401	1.0042
High for period	0.7148	0.8588	0.9348	0.9600
Low for period	0.8529	0.9423	1.0164	1.0299
Average for period	0.7830	0.9060	0.9712	1.0007

On September 5, 2017, the most recent weekly publication of the Noon Buying Rate before the date of this Form 20-F reported that, as of September 1, 2017, the Noon Buying Rate for the conversion of dollars to Canadian dollars was $0.8083 per Canadian dollar.

B. Capitalization and indebtedness.

Not applicable

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

Please note that the following risk factors relate to the Company’s business and operations during the fiscal year ended December 31, 2015, and do not cover the Company’s business and operations after the completion of the Fundamental Change Transaction. For information concerning the risks associated with the Company’s business and operations after the fundamental transaction, please see the Company’s Form 20-F for the fiscal year ended December 31, 2016, currently filed with the SEC.

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

Name and Incorporation

The Company was incorporated under the British Columbia Business Corporation Act (“BCBCA”) on September 12, 2005 as “Pacific Therapeutics Ltd.”. On January 12, 2017, in connection with the completion of the Tower Three Transaction (defined below) the Company changed its name to “Tower One Wireless Corp.”

The head office and registered and records office of the Company is located at Suite 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada The Company’s phone number is (604) 738-1049 and its web site is www.toweronewireless.com. The information on our website does not form a part of this Form 20-F.

The Company is a reporting Company in British Columbia and Ontario and its shares were listed for trading on the Canadian Securities Exchange on November 16, 2011.

General Development of Business

Before the completion of the Fundamental Change Transaction, the Company was a development stage specialty pharmaceutical company focused on developing late stage clinical therapies and in-licensed novel compounds for fibrosis, erectile dysfunction (ED) and other indications. On July 24, 2015 the Company entered into a purchase and sale agreement (the “Forge Agreement”) with Forge Therapeutics Inc. (“Forge”) of Wyoming, pursuant to which the Company agreed to sell certain of its technology assets (related to fibrosis and erectile dysfunction) to Forge in return for 15,000,000 common shares of Forge. The Company also entered into a 50-50 joint-venture with Truevita Supplements in March 2016 to develop an early stage immune boosting herbal supplement, known as BP120. This herbal supplement is aimed at the treatment of immune deficiency and hypertension.

Significant Acquisitions and Dispositions after the year ended December 31, 2015

On March 6, 2016, the company incorporated Cabbay Holdings Corp. (“Cabbay”) as a wholly-owned subsidiary. The Company entered into an arrangement agreement Cabbay, dated April 18, 2016 and amended on April 21, 2016 (the “Arrangement Agreement”) in order to effect a plan of arrangement (the “Arrangement”) under the BCBCA. As part of the Arrangement, Cabbay issued its common shares in exchange for a special class of reorganization shares of the Company held by shareholders of the Company, which were subsequently redeemed by the Company in exchange for the assignment of the Forge Agreement and $1,000. The Arrangement Agreement and the Arrangement were approved by the Company’s shareholders on May 20, 2016 and approved by the British Columbia Supreme Court on May 31, 2016. Upon completion of the Arrangement, Cabbay was no longer a subsidiary of the Company. The Arrangement effectively resulted in the spin out of Cabbay to the Company’s shareholders and the transfer of the Forge Agreement to Cabbay. In connection with the restructuring, $440,549 of the Company’s debt in the form of accounts payable, convertible note and amounts due to related parties was assigned to Cabbay.

On January 12, 2017, the Company completed the Fundamental Change” Transaction, with Tower Three, a limited liability company formed under the laws of the Republic of Colombia on December 30, 2015, pursuant to a share exchange agreement made effective as of October 19, 2016, as amended (the “Acquisition Agreement”) among the Company, Tower Three and the shareholders of Tower Three (the “Selling Shareholders”), whereby the Company acquired 100% of the securities of Tower Three from the Selling Shareholders, by issuing 30,000,000 common shares of the Company to the Selling Shareholders on a pro-rata basis, following the completion of which, Tower Three is now a wholly-owned subsidiary of the Company. Following the completion of the Tower Three Transaction, the Company began conducting the principal business of Tower Three.

The Company’s board of directors (the Board”) was reconstituted in conjunction with the closing of the Tower Three Transaction. The Board is now comprised of four (4) members, being Alejandro Ochoa, Fabio Alexander Vasquez, Robert Horsley, and Brian Gusko. The Company’s senior management now consists of Alejandro Ochoa (President and Chief Executive Officer), Abbey Abdiye (Chief Financial Officer), and Octavio De La Espriella (Chief Operating Officer).

The information about the Company, its business and operations in this Amendment No. 1 to the 2015 Form 20-F is as of the year ended December 31, 2015. For more information on the Company’s business and operations after the completion of the Fundamental Change Transaction please see the Item 4. Information on the Company in the Company’s Form 20-F, as amended for the fiscal year ended December 31, 2016, filed with the SEC.

Inter-Corporate Relationships

The Company did not have any inter-corporate relationships as at December 31, 2015.

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

B. Business overview

Business Strategy

The following outlines the Company’s strategy prior to the completion of the Fundamental Change Transaction.

Prior to the Fundamental Change Transaction, the Company was focused on combing, reformulating and repurposing approved drugs. It was initially developing drugs for diseases of progressive excessive scarring, including Idiopathic Pulmonary Fibrosis, Liver Cirrhosis, Pulmonary Fibrosis associated with Scleroderma and Post Lung Transplant Bronchiolitis Obliterans. The Company assumed the clinical, regulatory and commercial development activities of its product candidates and advanced them through the regulatory and clinical pathways toward commercial approval. This strategy reduced the risk, time and cost of developing therapies for Fibrosis by avoiding the risks associated with basic research and using compounds with unknown safety and toxicity. The Company leveraged its expertise to manage and perform critical steps in drug development including the design and conduct of clinical trials, the development and execution of intellectual property strategies, the recruitment and selection of development partners and the interaction with drug regulatory authorities.

Its strategy included reformulating approved drugs to increase efficacy and patient compliance, and completing the further clinical testing, manufacturing and other regulatory requirements sufficient to seek marketing authorizations via the filing of a New Drug Application (“NDA”) with the FDA and/or a potential Marketing Application Authorization (“MAA”) with the European Medicines Evaluation Agency (“EMEA”) or similar marketing authorizations by regulators in other countries including Canada.

The main elements of the Company’s strategy prior to the Fundamental Change Transaction were as follows:

1) Identification of Product Candidates

The Company performed scientific evaluations and market assessments of drugs and drug combinations and research from academics and other drug development companies. As part of this process, the Company evaluated the clinical and pre-clinical research and the intellectual property rights associated with the potential products and researched to determine the commercial potential of the product candidate.

The Company worked to mitigate the risks associated with development and commercialization of drug candidates by targeting drug candidates that:

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

The Company had initially focused on Fibrosis indications as it believes there is a large unmet medical need in this area. As an example, Idiopathic Pulmonary Fibrosis (IPF) affects more than 130,000 Americans (IPF Summit 2011). An estimated 48,000 cases of IPF are diagnosed annually (Am J Respir Crit Care Med. 2006;174(7):810-816). In addition, patients with IPF have poor prognosis; an estimated 40,000 people die each year from IPF. Further, there are no FDA approved treatments for IPF (IPF Summit 2011).

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

2) In-licensing

In identifying a promising product candidate, the Company sought to negotiate a license to the rights for the candidate from the holder of those rights. Typically the goal was to secure licenses that permit the Company to conduct further research, development and clinical trials as well as engage in additional intellectual property protection. The Company also sought terms that provide it with the rights to further licensing of manufacturing and marketing rights to any resulting products. This process is known as in-licensing.

3) Product Development

Upon securing the appropriate rights to the product candidate, the Company intended to advance the candidate through the regulatory and commercialization pathways for marketing approval in major markets. This process was intended to include implementing intellectual property strategies, formulation and reformulation strategies, making regulatory submissions, conducting or managing clinical trials, and performing or managing the collection, collation and interpretation of clinical and field data and the submission of this data to relevant regulatory authorities.

4) Partnering

To enhance its capabilities to develop and market its product candidates, the Company left open the possibility of entering into agreements or partnerships with companies that have formulation, drug development, sales or marketing expertise, or all of the above.

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

6) Principal Products

  PTL-202

Prior to the Fundamental Change Transaction, the Company’s lead product candidate was PTL-202, which was a combination of drugs that have been separately approved for marketing by the FDA for sale in the United States. In animal trials, the combination was more effective than either of its components at reducing indicators of Fibrosis. The Company was planning to complete development of a once a day pill of the combination using proprietary in licensed technologies. The Company conducted a drug/drug interaction study in 2012 and plans to conduct a bioequivalence study in 2013 with PTL-202 in humans.

The Company found a combination of two compounds developed in France that showed efficacy in human Fibrosis. The efficacy of this combination to prevent further Fibrosis in humans was confirmed in two separate independent proofs of principal Phase 2 clinical trials in Radiation Induced Fibrosis. The Company took one of the compounds, Pentoxifylline, and combined it with a powerful antioxidant and then conducted experiments in a mouse. These experiments showed that the new combination was effective at reducing the progression of the Fibrosis in the mouse lung. This new combination was being developed as the Company’s lead drug candidate, PTL-202. A provisional patent was filed in the United States by the Company in October 2007 to cover the composition of matter and method of use of this combination. In October 2008, the Company filed an application under the Patent Cooperation Treaty based on the above provisional application. The Company received a positive preliminary examination of the PCT application in the spring of 2009. During 2012 the patent prosecution continued and the Company filed Reponses to patent examiners in Europe and the US.

The combination has now been formulated into a once a day tablet and the drugs included in PTL-202 have been successfully tested in a drug/drug interaction study in humans in 2012.

  PTL-303

The Company’s other product candidate was PTL-303, which was a combination of drugs including one that has been approved for use in Japan and other jurisdictions. The Company believed that Tthis combination may have had a wide range of uses, including treating, preventing and reducing disorders of progressive scarring in humans.

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

Principal Products

The following were the Company’s principal products during the fiscal year ended December 31, 2015:

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

Therapeutic Approach

The combination of drugs in PTL-202 was intended to stop the progression of IPF by reducing the amount of several messenger molecules that are known to be associated with scarring. In addition, the combination has anti-oxidant properties that protect the lung cells from further damage caused by the Fibrosis.

PTX increases the diameter of blood vessels and enhances blood flow. PTX had been successfully and safely used for many years for treatment of vascular diseases such as cramping in the leg.

There is growing evidence that PTX is an anti-inflammatory and may inhibit scarring in the lung.

NAC (N-acetylcysteine), the second compound in the PTL-202 combination, had been shown in animals to prevent some of the effects of IPF, including the progressive deterioration of patients.

Pre-clinical Studies

The Company had conducted a number of pre-clinical studies using PTL-202 for the treatment of lung Fibrosis in a mouse. The Company believed that these studies show that PTL-202 had the potential to be a safe and effective treatment for IPF.

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

The results of these extensive pre-clinical studies suggested that PTL-202 may be safe and effective agent for the treatment of Pulmonary Fibrosis.

DEVELOPMENT PLANS OF PTL-202

Formulation Development

Prior to the Fundamental Change Transaction. the goal of the Company had been to develop a pill containing both drugs that only needed to be taken once per day. Existing, marketed, modified release versions of the drugs were to be evaluated as a simple daily or twice daily fixed dose combination formulation. The Company determined that given, the preliminary dose ranges/strengths of 600-1200mg of PTX combination with 600mg-1200mg NAC once a day, the physical size for an ingestible tablet was a barrier to success. Then current formulation of PTX, with Vitamin E rather than NAC, in a Phase 2 study had shown inhibition of messenger molecules and a reduction in scar tissue. Both PTX and NAC are water soluble molecules, with short resident time in the bloodstream. This high water solubility presents a challenge to once-a-day administration as both molecules are rapidly absorbed and metabolized quickly by the body. The goal from a development perspective was to deliver an appropriately formulated controlled release product, reducing the absolute amount of drug per tablet needed to achieve a clinically effective blood level. The Company determined that to accomplish this goal, formulation development prototypes will need target release of the drugs to provide sustained levels of the drug in the blood.

A controlled release formulation of PTL-202, a fixed dose combination of pentoxifylline (PTX) and N-acetylcysteine (NAC), for the potential treatment of idiopathic pulmonary fibrosis (IPF), Liver Cirrhosis and other fibrotic diseases was completed in 2012.

Phase 1: Clinical Studies

The Company completed the initial clinical study of PTL-202. The study was a drug/drug interaction study. This study, conducted in humans was intended to determine if any new by products are created by the combination of the drugs in PTL-202 and to determine if the combination is bio-equivalent to its generic counter parts. The study included 12 healthy males. The bio-analytical portion (PK assay development and good laboratory practice validation) of the above-mentioned study was completed by a lab contracted by the Company. Therefore, following the Company’s stated business strategy, the Company acted as a sponsor of the study and the CROs were hired to execute the objectives of the study. Successful completion of this Phase 1 study of PTL-202 is a major milestone because as many as 30% of Phase 1 drug trials are failures.

Phase 2: Proof- of-Concept in Humans

The proposed Phase 2 study was a proof-of-concept or proof-of-relevance trial. The proof-of-concept trial was intended to be designed to assess the safety and efficacy of PTL-202 in patients with IPF. Study patients were intended to receive formulated PTL-202 or individual components of PTL-202. Neither the patient or the physician were expected to know if they are getting PTL-202 or a component.

The objectives of the study were:

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

The cost to complete the Phase 2 study was estimated at $8 million. The Company expected that additional funds would be required to complete this phase of the development of PTL-202. On completion of this proof-of-principal study the Company had planned to look to out-license PTL-202 to a larger company capable of completing the development and commercialization of PTL-202. Such additional funds were expected to be raised through a private placement of securities.

2) PIPELINE PRODUCT: PTL-303

Fixed Dose Combination of TGF-β Inhibitor and NAC - Pre-clinical

The Company had completed In Vitro studies of this combination that have confirmed the compounds method of action. This data had been included in the provisional patent application for PTL-303 to support the composition of matter and methods claims.

The Company did not have any funds allocated for the further development of PTL-303 as at December 31, 2015.

Pending the availability of funds, the Company had intended to initiate animal studies using lung Fibrosis in mice to generate additional data to assess the efficacy of PTL-303. The pre-clinical work was also expected to focus on the delivery of the compound to the liver and the efficacy of the compound in a liver Fibrosis model.

The Company believed that efficacy in the liver Fibrosis model would lead to further Investigational New Drug application (IND) enabling studies when funds were available.

Manufacturing

The Company had limited experience in, and does not own facilities for, manufacturing any products or product candidates. The Company, in partnership with IntelGenx Corp. (IntelGenx), had planned to utilize contract manufacturers to produce clinical supplies of any components of its products that are not commercially available. Although the Company intended to continue to rely on contract manufacturers to produce certain of its products for both clinical and commercial supplies, the Company and IntelGenx anticipated oversee the production of those products.

Sales, Marketing and Distribution

The Company currently has no sales or distribution capabilities and limited marketing capabilities. In order to commercialize its products, the Company determined that it had to develop sales, marketing and distribution capabilities or make arrangements with other parties to perform these services for us. The Company’s intention was to out-license its products once Phase 2 testing has been completed. It was anticipated the licensee will have the capability to market, sell and distribute the Company’s products.

Intellectual Property

The Company believed that they were developing a valuable portfolio of intellectual property rights to protect the technologies, inventions and improvements that the Company believed were significant to the Company’s business, which includes patent applications in the United States, Europe and Canada.

The Company believed that its success in the specialty pharmaceutical industry depended on substantial part on effective management of both intellectual property assets and infringement risks. In particular, the company believed that it must be able to protect its own intellectual property as well as minimize the risk that any of our products infringes on the intellectual property rights of others.

The Company entered into agreements with all its employees involved in research and development, under which all intellectual property during their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. All our employees involved in research and development were also bound by a confidentiality obligation, and had agreed to disclose and assign to us all inventions conceived by them during their term of employment. The Company acknowledged that despite measures it may take to protect its intellectual property, unauthorized parties may attempt to copy aspects of our products or our proprietary technology or to obtain and use information that we regard as proprietary.

The Company had filed the below patent:

Patent Cooperation Treaty Patent Application No. PCT/CA2008/001880
Filed 23 October 2008
COMPOSITIONS AND METHODS FOR TREATING FIBROPROLIFERATIVE DISORDERS

The patent is filed under the Patent Cooperation Treaty in Canada, the United States and Europe.

Specialized Skills and Knowledge

All aspects of the Company’s business required specialized skills and knowledge. Such skills and knowledge included pre-clinical research, clinical drug development, regulatory, intellectual property management, business development, licensing, legal, corporate finance and accounting. Below is a list of the Company’s consultants and advisors during the year ended December 31, 2015.

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

Scientific Advisory Board (“SAB”)

The members of the Company’s strategic advisory board, none of whom were officers or employees, provide advice, assistance and consultation in the fields of drug development, clinical trials and Fibrosis. The SAB consisted of clinical advisors considered to be known opinion leaders in their respective fields, and they offer the Company advice and feedback regarding the following:

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

Economic Dependence

The Company’s business was substantially dependent on its own patent applications to use intellectual property protected by patent, trade secret and know-how owned by the Company.

The Company’s business was substantially dependent on contracts to purchase the major part of its requirements for research and development services for the development of assays, formulation, pre-clinical research, clinical research and/or raw materials and manufactured product upon which its business depends. The Company expects that its business will be affected in the current financial year by the negotiation of new contracts and renegotiation or termination of contracts or sub-contracts.

Seasonality

Not Applicable

Insurance

The Company maintained commercial general liability insurance coverage to cover product liability claims arising from the use of its products. We also maintained liability insurance to cover specific clinical trials risks.

The Company also provides directors’ and officers’ liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims it indemnifies for. Our current officers and directors insurance coverage expired on July 22, 2015 and was subsequently renewed upon its expiration.

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

Seasonality

Not Applicable

Legal Proceedings

We are not currently a party to any material legal proceeding. From time to time, we may bring against others or be subject to various claims and legal actions arising in the ordinary course of business

C. Organizational structure

Not Applicable.

D. Property, plant and equipment.

As we operated as a virtual company and we had no products approved for marketing, and no research and development facilities or manufacturing plant, we therefore had no PP&E relating to manufacturing equipment at the time of the 2015 Form 20-F. However, we did have minimal amounts of lab equipment, computer equipment, furniture and fixtures and leasehold improvements relating to our head office. See the financial statements for the fiscal year ended December 31, 2015 included in this Form 20-F. Our head office is located at 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada. We currently lease this office location.

Item 4A. Unresolved Staff Comments

Not applicable.

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

The Company’s net income (loss) for the year ended December 31, 2015, totaled $179,673 or $0.13 per share (FYE 2014 –($693,645) or ($0.02) per share, FYE 2013 – ($740,846) or ($0.03) per share). The main contributor to this decreased loss in 2014 was a gain on debt forgiveness, impairment of intangible assets, the decrease in research and development, advertising and promotion and investor relations as well as the incurrence of a loss on the derivative liability.

Revenues

The Company has not generated any revenue from the sale of drug therapies. The Company has not recognized any revenue since inception through December 31, 2015. The Company did not expect to receive any revenues until after the completion of the Phase 2 trial of PTL-202.

The Company’s revenues were intended to be earned through upfront payments from licenses, milestone payments included in-licenses and royalty income from licenses. The Company’s revenues were to depend on out licensing the Company’s drug candidates to suitable development and commercialization partners and its partners’ abilities to successfully complete clinical trials and commercialize the Company’s drug candidates worldwide.

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

During the year ended December 31, 2015, the total general and administrative costs were $27,865 as compared to the year ended December 31, 2014 during which period the total general and administrative costs were $202,809. The decreased loss is largely due to a decrease in advertising and promotion of $45,537, investor relations of $25,075 and professional fees of $83,004 in the year ended December 31, 2015 as compared to the year ended December 31, 2014.

The Company expected that as PTL-202 began clinical development and as operations are developed to move PTL-202 and other drug candidates through the clinical trial process, general and administrative expenses would increase and increases in personnel costs, professional fees and contract services would make up a significant portion of these planned expenditures.

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

Profits

At the time of the 2015 Form 20-F, the Company was not anticipating profit from operations. Until such time as the Company is able to realize profits from the out licensing of products under development, the Company will report an annual deficit and will rely on its ability to obtain equity and/or debt financing to fund on-going operations. For information concerning the business of the Company, please see “Item 4. Information on the Company”.

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

At the time of the 2015 Form 20-F, the Company’s operations did not generate cash inflows and its financial success after 2012 was dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Company’s technologies to the point that they may be out licensed so that the Company achieves profitable operations.

.

Comparison of Years Ended December 31, 2015 and 2014

	31-Dec-15	31-Dec-14	Change	Change
	$	$	$	%
Revenue	Nil	Nil	0	N/A
Research and Development*	Nil	Nil	0	N/A
Wages and Benefits	106,667	160,947	- 54,280	-34%
Professional Fees	85,486	168,490	- 83,004	-49%
Advertising and Promotion	22,386	67,923	- 45,537	-67%
Investor Relations	-	25,075	- 25,075	-100%
General and Administrative	27,865	202,809	- 174,944	-86%
Insurance	9,707	30,194	- 20,487	-68%
Rent and Occupancy Cost	3,172	14,543	- 11,371	-78%
Interest Expense (Income)	35,975	22,877	13,098	57%
Other Expense (Income)	(458,141)	787	- 458,928	-59126%
Net and Comprehensive (Income) Loss	(179,673)	693,645	- 873,318	-59678%

Comparison of Quarters Ended December 31, 2015 and 2014

	December	September	June	March	December	September	June	March
	31, 2015	31, 2015	30, 2015	31, 2015	31, 2014	31, 2014	30, 2014	31, 2014
	$	$	$	$	$	$	$	$
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(33,656)	427,540	(100,306)	(113,905)	(234,285)	(135,543)	(149,592)	(174,225)
Loss per Share basic and diluted	(0.03)	0.32	(0.08)	(0.09)	(0.19)	(0.11)	(0.12)	(0.14)
Cash	(141)	(120)	631	944	1,513	8,370	1,905	10,220
Total Assets	14,696	21,292	65,953	65,473	67,315	87,769	81,660	122,296
Non- Current Liabilities	Nil	Nil	Nil	973,141	Nil	Nil	Nil	Nil

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

Changes in Accounting Policies including Initial Adoption

The Company has adopted IFRS, as of January 1, 2010, as discussed in Note 2(a) of the December 31, 2014 Financial Statements.

Financial Instruments

The Company’s financial instruments consisted of cash and cash equivalents, accounts payable and accrued liabilities, amounts due to shareholders, shareholder demand loan, the liability portion of the convertible note and the derivative liability. Cash and cash equivalents are classified as financial assets. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments. The fair value of cash and cash equivalents and accounts payable and accrued liabilities approximates their carrying values due to their short-term maturity or capacity for prompt liquidation.

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

B. Liquidity and Capital Resources.

Overview

The Company was a development stage company at the time of the 2015 Form 20-F and therefore has no regular cash inflows. Selected financial data pertaining to liquidity and capital resources for the fiscal years ended December 31, 2015 and December 31, 2014 is presented below.

Comparison of Years Ended December 31, 2015 and 2014

			$ Change	%Change
Year ended	2015	2014	between two	between
			years	two years
	$	$
Cash and Cash Equivalents	- 141	1,513	- 1,654	-109%
Current Assets	14,695	2,825	11,870	420%
Current Liabilities	624,106	943,076	- 318,970	-34%
Working Capital	- 609,441	- 940,251	301,450	-32%
Accumulated Deficit	- 3,537,239	- 3,955,537	418,298	-11%
Cash used in Operations	161,460	366,769	- 205,309	-56%
Cash flows from Financing Activities	165,376	197,785	- 32,409	-16%
Interest Income	$Nil	$Nil	$Nil	%Nil

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

Working Capital decreased by $330,840 from fiscal year 2015 to fiscal year 2014 due to the decrease in restricted cash from the irrevocable subscription agreements upon the cancellation of those agreements and a reclassification of amounts due to shareholders from non-current to current liabilities. Total liabilities only decreased by $318,970 for the fiscal year ended December 31, 2015 when compared to the total liabilities for the fiscal year ended December 31, 2014.

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

C. Research and Development

Research and development expense consisted primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred.

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

D. Trend Information

Other than as disclosed elsewhere in this 2015 Form 20-F, we were not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2015 that were reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations

The Company has no known contractual obligations specified in Item 5.F.1 as of the latest fiscal year end balance sheet date.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of December 31, 2015:

Name and	Principal Occupation for Past Five	Date of	Common Shares	Percentage of
Position	Years	Appointment to	Held	Common
		Office		Shares
				Outstanding
Brian Gusko, MBA Director	Partner at Howe & Bay Financial Corporation, CFO of Vodis Pharmaceuticals (RZX:cse) Director of Lomiko Metals. (LMR:tsxv), director Arco Resources Corp. (ARR:tsxv), Director Robix Alternative Fuels (RZX:cse), director Newnote Financial Corporation (NEW:cse).	August 25, 2015	11,967	1.0%
Christine Mah	Executive Secretary For Evolving Gold Corp. (EVA:CSE), Canada Carbon Inc. (CCB: TSXV and Canada Coal Inc. (CCK:TSXV)	February 12, 2016	0	0
Derick Sinclair, CA, CFO	CFO, Cadan Resource Corporation, May 2007 to present, CFO Madeira Minerals Ltd 2009 to present, CFO Viscount Mining Ltd 2010 to present.	Chief Financial Officer since September 1, 2007; Corporate Secretary Since October 31, 2007	0	0
Robert Horsley CEO and Director	Director of Evolving Gold Corp (Since March 4, 2014) (CSE: EVG) Owner of Marksman Geological Ltd (Exploration Management & Contracting Services) Owner of Cervus Business Management Inc ( Capital Markets Advisory Firm) Partner in Howe And Bay Financial Corp (Capital Markets Advisory Firm)	February 1, 2016	0	0

The Company’s Audit Committee consisted of Robert Horsley, Brian Gusko and Christine Mah.

The Company’s Compensation Committee consisted of Robert Horsley, Brian Gusko and Christine Mah.

The following is a brief description of the background of the key management, directors and the promoters of the Company:

Robert Horsley

Mr. Robert “Nick” Horsley has over 10 years of public markets experience focused in finance, investor relations, marketing management and merger & acquisitions. Mr. Horsley has served as a director and a consultant to several public and private companies and has worked in a variety of industries including: consumer goods, energy, mining, oil & gas, nutraceuticals & pharmaceuticals, and technology. He is also a director of Evolving Gold Corp. (since March 15, 2015) and is the chief executive officer of Fortify Resources Inc. (since November 15, 2015), each a CSE listed company.

Brian Gusko, MBA

Mr. Gusko has significant international telecommunication business experience at the highest level. His international experience includes working in Corporate Planning with a Mitsubishi group company in Tokyo, Product Management at a Vodafone spin-off in the Netherlands, and being Managing Director of Palm’s South African wireless affiliate; he helped launched wireless data services in Africa for Palm’s new smart phones. He also was a research associate with the U.S. Department of Commerce at an embassy posting, researching telecom and technology companies. Mr. Gusko held management positions at Telus Advanced Communications, and Telus Planet Internet in Alberta Canada where his portfolio was responsible for the majority of TELUS web hosting and internet traffic, respectively. He is also currently on the Board of Directors of Lomiko Metals and Cloud Nine Education Group, Ltd. Previously he has served on the boards of Robix Alternative Fuels, Inc. (from February 2014 to February 2015), Vodis Pharmaceuticals Inc. (from July 2014 to September 2014) and Arco Resources (from June 2015 to May 2016) . Previously he has served as chief financial officer of the following Canadian public companies: UC Resources Ltd. (from August 2007 to August 2009), Vodis Pharmaceuticals Inc.

(from July 2014 to November 2015), and First Choice Products Inc. from September 2015 to November 2015).

Christine Mah

Ms. Mah is an experienced professional holding a marketing diploma from British Columbia Institute of Technology. Ms. Mah has spent 10 years working with reporting companies assisting with office management, office system implementation, book keeping and administration services. Her corporate experience has ranged from industries such as communications, technology, consumer goods, culinary. Ms. Mah has had experience relevant to audit committees by actively participating in the yearly audits of Evolving Gold Corp., a Canadian public company listed on the CSE.

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

Stock Option Plan

The Board adopted a stock option plan (the “Option Plan”), which was approved by shareholders on May 20, 2016 at the Company’s Annual General Meeting. The purpose of the Option Plan is to provide incentives to attract, retain and motivate executive officers, directors and employees whose present and future contributions are important to the Company. The maximum number of the Company’s shares of common stock reserved for issuance pursuant to stock options granted under the Option Plan will, at any time, be 10% of the number of the Company’s shares of common stock then outstanding. The number of the Company’s shares of common stock that may be issued to any one person shall not exceed 5% of the

Company’s total issued and outstanding shares of common stock on a non-diluted basis. The price at which the Company’s shares may be issued under the stock option plan will be determined from time to time by the Board in compliance with the rules and policies of any stock exchange upon which the Company’s shares of common stock are listed. The vesting of options granted under the Option Plan will be determined by the Board at the time of the grant. Options granted under the Option Plan may be exercisable over a maximum period of five years. They will generally have a term of 5 years and vest over four years, 25% on each of the first four anniversaries of the date of grant, provided the optionee is in continuous service to the Company. The Board may amend the terms of the stock Option Plan from time to time, to the extent permitted by the Option Plan and any rules and policies of any stock exchange on which the Company’s shares of common stock are listed, or terminate it at any time. If the Company accepts any offer to amalgamate, merge or consolidate with any other company (other than a wholly-owned subsidiary) or if holders of greater than 50% of the Company’s shares of commons stock accept an offer made to all or substantially all of the holders of the Company’s shares of common stock to purchase in excess of 50% of our current issued and outstanding shares of commons stock, any then-unvested options will automatically vest in full.

Equity Compensation Plan Information as of December 31, 2015

Plan Category	Column (a)	Column (b)	Column (c)
	Number of securities to	Weighted-average	Number of securities remaining
	be issued upon exercise	exercise price of	available for future issuance
	of outstanding options	outstanding options	under equity compensation plans
Equity compensation plans approved by security holders	Nil	Nil	Nil
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	Nil	Nil	Nil

Outstanding Options as of May 20, 2016

Holders (current and	No. of Shares Under	Exercise Price	Expiry Date
former positions)	Option
Directors, who are also officers
Douglas H. Unwin (CEO & President, Director)	Nil	Nil	Nil

Directors
M. Greg Beniston (Chairman of the Board)	Nil	Nil	Nil
Doug Wallis (Director)	Nil	Nil	Nil
Wendi Rodrigueza (Director)	5,000	$3.00	December 21, 2017

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

Corporate Governance

Composition of the Board

The Board facilitates its exercise of independent supervision over management by ensuring that the Board is composed of a majority of independent directors. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. The Board has four directors, of which Mr. Gusko is considered to be independent for the purposes of NI 58-101.

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

The Chairman of the Board is Brian Gusko, who is an independent director.

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

The functions and powers of our Board include, among others:

  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

  issuing authorized but unissued shares of common stock and redeeming or purchasing outstanding shares of common stock of our Company;

  declaring dividends and distributions;

  appointing officers and determining the term of office and compensation of officers;

  exercising the borrowing powers of our Company and mortgaging the property of our Company; and

  approving the transfer of shares of common stock of our company, including the registering of such shares of common stock in our share register.

Position Descriptions

The Board has not developed written position descriptions for the chair or the chair of any Board committees or for the CEO. Given the size of the Company and the existence of only a small number of officers, the Board does not feel that it is necessary at this time to formalize position descriptions in order to delineate their respective responsibilities.

Nomination of Directors

The Company does not have a formal process or committee for proposing new nominees for election to the Board. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Qualification

There is no shareholding qualification for directors.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s technologies, business and industry and on the responsibilities of directors. New directors also receive historical public information about the Company and the mandates of the committees of the Board. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. In addition, new directors are encouraged to visit and meet with management on a regular basis and to pursue continuing education opportunities where appropriate.

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

Board Committees

Our Board has established an Audit Committee and a Compensation Committee.

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

Audit Committee Charter

The Audit Committee Charter is filed as an exhibit to this Form 20-F.

Composition of the Audit Committee

As noted above, the members of the Audit Committee during the 2015 fiscal year were Robert Horsley, Brian Gusko and Christine Mah, all of whom were considered independent pursuant to NI 52-110, except for Mr. Horsley. All members of the

Audit Committee are considered to be financially literate.

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

Relevant Education and Experience

Please see above for the biographies of. Robert Horsley, Brian Gusko and Christine Mah.

Pre-Approval Policies on Certain Exemptions

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. The Company’s auditors have not provided any material non-audit services.

Compensation Committee

Our Compensation Committee consisted of Robert Horsley, Brian Gusko and Christine Mah during the 2015 fiscal year. Mr. Brian Gusko is the chairman of our Compensation Committee. Our Board has determined that Brian Gusko and Christina Mah were “independent directors” within the meaning of NYSE Manual Section 303A.

Our Compensation Committee is responsible for, among other things:

  reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

  reviewing and making recommendations to our Board regarding our compensation policies and forms of compensation provided to our directors and officers;

  reviewing and making recommendations to our chief executive officer regarding the compensation level, share- based compensation and bonuses for our officers other than our chief executive officer;

  reviewing and determining cash and share-based compensation for our director;

  administering our equity incentive plans in accordance with the terms thereof; and

  such other matters that are specifically delegated to the Compensation Committee by our Board from time to time.

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

E. Share Ownership.

As of December 31, 2015, the Company has 1,365,887 shares of common stock outstanding:

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

Name and Municipality of Residence and	Common Shares	Percentage of Common	Percentage of
Position	Held	Shares Outstanding(2)	Votes Held
Douglas H. Unwin North Vancouver, BC President, CEO, Director (1)	227,706(1)(2)	16.7%	16.7%

(1)	38,500 shares of these are held by Donna Armstrong, Mr. Unwin’s spouse.
(2)	55,350 shares of these are held by Douglas Cove Capital Corp., a company owned jointly between Douglas H. Unwin and his spouse Donna Armstrong.

Item 7. Major Shareholders and Related Party Transactions

A . Major Shareholders.

Please refer to Item 6.E, “Share Ownership”.

B. Related Party Transactions.

Other than as disclosed herein, to the best of our knowledge, in the year ended December 31, 2015, there were no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

Payments or accruals for related party services provided to the Company during the years ended December 31, 2015 were:

2015
$
Consulting fees paid to company controlled by a director	24,000
Accounting fees paid to a company controlled by the Company’s CFO	7,500
Legal fees paid to a now former director	1,334
Share-based payments for options issued to a director	4,500
37,334

The consulting fees described above were paid to Howe and Bay Financial Corp., (“Howe and Bay”) a related party of the Company, of which Brian Gusko and Robert Horsley are directors in connection with services provided to the Company from Howe and Bay consisting of corporate communication advice and office services management.

The Company has made several short term, unsecured, non-interest bearing, payable on demand loans to related parties in connection with certain services provided by such related parties. As of December 31, 2015 the balances of these loans were as follows:

December 31	2015
$
Amounts owing to Derick Sinclair (CFO) for loans and consulting and accounting fees	23,986
Amounts owing to Greg Beniston, a former director of the Company for legal fees	21,328
Amounts owing to Doug Wallis, a director of the Company	10,000
Amounts owing to Doug Unwin ( former CEO) for loans and salary	173,157
612,772

During the year ended December 31, 2015, the Company assigned certain loans from related parties to Cabbay pursuant to the Arrangement.

During the year ended December 31, 2015, the Company entered into debt settlement agreements with officers and directors of the Company, through which an aggregate of $535,077 due to related parties was forgiven.

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

Dividend Distributions

We did not declare or pay any dividends to our shareholders in 2015. The actual timing, payment and amount of dividends paid on our shares of common stock is determined by our Board, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our Board considers relevant.

B. Significant Changes

Not applicable for the year ended December 31, 2015.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s shares were listed for trading on the CSE under the symbol of “PT”.

The high and low sale prices on the CSE for our shares of common stock for the five most recent full financial years are:

Year Ended	High Sales Price	Low Sales Price
2011	$0.25	$0.15
2012	$0.20	$0.03

2013	$0.16	$0.04
2014	$0.08	$0.02
2015	$0.04	$0.01

The quarterly high and low sales prices on the CSE for our shares of Common Stock for the two most recently completed full financial years prior to the original filing date of the 2015 Form 20-F are

Quarters Ended	High Sales Price	Low Sales Price
March 31, 2014	$0.08	$0.06
June 30, 2014	$0.08	$0.05
September 30, 2014	$0.05	$0.02
December 31, 2014	$0.03	$0.02
March 31, 2015	$0.03	$0.01
June 30, 2015	$0.02	$0.01
September 30, 2015	$0.02	$0.01
December 31, 2015	$0.01	$0.01

The monthly high and low sales prices on the CSE for out ordinary shares for each month during the 2015 calendar year:

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

On April 4, 2016, the closing price of was $0.12 per share

The transfer of our shares of common stock is managed by our transfer agent, Computershare Trust Company of Canada.

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s shares of Common Stock are currently traded on the CSE under the symbol “TO”, the Frankfort Stock Exchange under the symbol “1PSN” and are quoted on the OTC Pink Sheets under the symbol “TOWTF”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expense of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

As of December 31, 2015, the Company has the following shares authorized and issued:

Class of Share	Number of Authorized Shares	Number of Issued Shares
Class A common shares without par value	Unlimited	1,365,887

As of December 31, 2014, the Company had 1,299,221 Class A common shares (the “Common Shares”) outstanding.

The Company has financed its operations through the issuance of Common Shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last three fiscal years are as follows:

  On February 13, 2013 the Company closed the first tranche of a non-brokered private placement and issued 60,000 units at $1.50 per unit for gross proceeds of $90,000, of which $30,000 was recorded during the year ended December 31, 2012. Each unit was comprised of one Common Share and one-half a purchase warrant, each whole warrant being exercisable for one Common Share at an exercise price of $6.60 until February 12, 2015. The Company paid finder’s fees of $5,000 and issued 3,333 finders warrants to finders in the first tranche. The finders’ warrants have the same terms as the warrants that are part of the above units.

  On May 1, 2013, the Company closed the second tranche of a non-brokered private placement and issued an additional 73,333 units at $1.50 per unit for gross proceeds of $110,000. The Company paid finder’s fees of $10,000 and issued 6,667 finders warrants to finders in the second tranche. The finders’ warrants have the same terms as the warrants that are part of the above units.

  On October 8, 2013 the Company closed the first tranche and issued 72,000 units for gross proceeds of $108,000. 72,000 warrants were issued with an expiration date of October 8, 2016. Each unit was comprised of one Common Share and one share purchase warrant, each warrant being exercisable for one Common Share at an exercise price of $3.00 for three years from the closing date of the placement, Finders’ fees were paid in the amount of $4,500 cash and issued 3,000 finders warrants having the same terms as the warrants issued as part of the units.

  On October 18, 2013 the Company closed the second tranche and issued 66,000 units for gross proceeds of $99,000. 66,000 warrants were issued with an expiration date of October 18, 2016 Finders fees were paid in the amount of $2,000 cash and issued 1,333 finders warrants having the same terms as the warrants issued as part of the units.

  On November 5, 2013 the Company closed the third tranche and issued 224,333 units for gross proceeds of $336,500. 224,333 warrants were issued with an expiration date of November 5, 2016. Finders’ fees were paid in the amount of $2,500 cash and issued 1,667 finders warrants having the same terms as the warrants issued as part of the units.

  On January 6, 2014, the Company extended the expiry date of 224,333 share purchase warrants exercisable to purchase one Common Share of the Company at an exercise price of $4.50 per share from the original expiry date of January 31, 2014 to July 31, 2014;

  On January 6, 2014, the Company extended the expiry date of 600,000 share purchase warrants exercisable to purchase one Common Share of the Company at an exercise price of $0.15 per share from the original expiry date of May 16, 2014 to November 16, 2014;

  On January 6, 2014, the Company extended the expiry date 2,000 share purchase warrants exercisable to purchase one Common Share of the Company at an exercise price of $7.50 per share from the original expiry date of February 28, 2014 to August 28, 2014;

  On January 10, 2014, the Company granted 13,333 stock options to advisors and consultants of the Company to purchase Common Shares of the Company for proceeds of $0.10 per common share expiring January 10, 2017;

  On March 7, 2014 the Company issued 525,000 stock options to directors, officers, advisors and consultants of the Company to purchase common shares of the Company for proceeds of $3.00 per common share expiring March 7, 2019;

  On May 7, 2014 the Company announced that it had entered into an advisory agreement with TriPoint Global Equities LLC (“TriPoint”) and issued to TriPoint warrants to purchase 23,333 shares at a price of $3.00 per share.
  The warrants expire on February 28, 2016;

  On June 14, 2014 the Company issued 16,667 options to purchase Common Shares to a director and officer. The options may be exercised at a price of $1.80 per share for a period of one (1) year;

  On October 2, 2014 the Company closed the first tranche of a non-brokered private placement and issued 50,667 units for gross proceeds of $76,000 (including $6,000 in cash proceeds and $70,000 to settle outstanding accounts payable). 50,667 warrants were issued with an expiration date of October 3, 2015. Each unit is comprised of one Common Share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.15;

  On October 28, 2014 the Company issued to consultants a total of 16,667 options to purchase common shares with an exercise price of $3.00, 6,667 of the options will expire on October 28, 2015; 3,333 of the options will expire on October 28, 2018; and 6,667 will expire October 28, 2020;

  On February 2, 2015, the Company issued a total of 13,333 options to purchase Common Shares to a director and a consultant;

  On March 20, 2015 the Company closed the second tranche of a non-brokered private placement and issued 66,666 units at $1.50 per unit for cash proceeds of $41,000 (of which $30,000 was received in 2014 and $11,000 received in 2015) and to retire debts totaling $59,000. Each unit is comprise of one common share and one share purchase warrant exercisable for one common share at an exercise price of $4.50 until March 20, 2016;

  On April 1, 2015, the Company received regulatory approval to re-price its warrants outstanding as at March 30, 2015 to an exercise price of $0.90 for a period of 30 days;

  On May 20, 2015, the Company received $3,600 for the exercise of 4,000 warrants to purchase a common share at $0.90. The shares were not issued until after December 31, 2015.

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

Generally, the Convention does not apply to US resident LLC’s that are fiscally transparent. However, the Convention may apply to afford reduced withholding tax rates on dividends attributed to a US resident member of a US resident fiscally transparent LLC to the extent of the dividend being consider to have been received by that member.

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

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment and the criteria discussed above, management believes that, as of December 31, 2015, the Company maintained effective internal control over financial reporting.

Item 16A. Audit Committee Financial Experts

Our Board has determined that Brian Gusko qualifies as an “audit committee financial expert” and is “independent”, as such terms are used in Section 303A.02 of the NYSE Listed Company Manual.

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

Item 16C. Principal Accountant Fees and Services

The following table presents fees for professional audit services for the audit of the Company’s annual financial statements for fiscal year 2015 and 2014 and fees billed for other services rendered during the 2015 and 2014 fiscal by the Company’s external auditor, Davidson & Company LLP:

	Fiscal 2015	Fiscal 2014
Type of Service/Fee
Audit Fees (1)	$18,000	$15,000
Audit Related Fees (2)	$360	$2,381
Tax Fees (3)	$3,576	$3,576
All Other Fees	$-	$-

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

None.

Item 16F. Change in Registrant’s Certifying Accountant

Fiscal Year 2014

On February 3, 2014, the Company’s former auditor Leed Advisors Inc. resigned at the Company’s request.

Resignation of Leed Advisors Inc.

Upon mutual agreement, Leed Advisors Inc., resigned as our principal accountant effective February 3, 2014 and we appointed James Stafford, Inc. (“James Stafford”) as our independent registered public accounting firm for the year ended December 31, 2013. Our Audit Committee and Board considered and approved the decision to change accountants.

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

Appointment of James Stafford, Inc.

Our board of directors appointed James Stafford. to be our principal accountant effective February 3, 2014.

We did not consult James Stafford. regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Fiscal Year 2015

Resignation of James Stafford

Upon mutual agreement, James Stafford, resigned as our principal accountant effective April 16, 2015 and we appointed Davidson & Company LLP as our independent registered public accounting firm for the year ended December 31, 2014.

Our Audit Committee and Board considered and approved the decision to change accountants. The audit report of James Stafford on our financial statements for the fiscal year ended December 31, 2013 prepared in accordance with IFRS did not contain an adverse opinion, a disclaimer of opinion, a modification or a qualification.

During our most recent fiscal year and any subsequent interim period preceding such resignation, there were no disagreements with James Stafford on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of James Stafford, would have caused it to make reference to the subject matter of the disagreements in connection with its report. None of the following events occurred within our two most recent fiscal years and any subsequent interim period preceding James Stafford’s resignation:

(A)	James Stafford advised us that the internal controls necessary for us to develop reliable financial statements did not exist;

(B)

James Stafford advised us that information came to James Stafford’s attention that has led it to no longer be able to rely on our management’s representations, or that had made it unwilling to be associated with the financial statements prepared by our management;

(C)

James Stafford advised us of the need to expand significantly the scope of its audit, or that information came to James Stafford’s attention during our two most recent fiscal years and any subsequent interim period, that if further investigated may:

(i)

materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or

(ii)	cause it to be unwilling to rely on our management’s representations or be associated with our financial statements; and

due to James Stafford’s resignation (due to audit scope limitations or otherwise), or for any other reason, James Stafford did not so expand the scope of its audit or conduct such further investigation; or

(D)	James Stafford advised us that information came to James Stafford’s attention that it had concluded materially impacts the fairness or reliability of either:

(i)	a previously issued audit report or the underlying financial statements, or

(ii)

the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to James

Stafford’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and

due to James Stafford’s resignation (due to audit scope limitations or otherwise), or for any other reason, the issue had not been resolved to James Stafford’s satisfaction prior to its resignation.

Appointment of Davidson & Company LLP

Our board of directors appointed Davidson & Company LLP to be our principal accountant effective April 16, 2015.

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

Item 19. Exhibits

Exhibit	Description of Exhibit
Number
1.1	Articles of the Company.*
4.1	Stock Option Plan
4.3	Debt Settlement Agreement between the Company, Forge Therapeutics Inc. Douglas Unwin and DR Financial Services Inc. dated September 18, 2015
11.1	Code of Business Conduct and Ethics.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter dated September 8, 2017 Leed Advisors Inc. Chartered Professional Accountants as required by Item 16F of Form 20-F.
15.2	Letter dated September 8, 2017 by James Stafford, Inc. Chartered Accountants as required by Item 16F of Form 20-F.
15.3	Audit Committee Charter*

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

By: /s/ Abbey Abdiye
Name: Abbey Abdiye
Title: Chief Financial Officer

PACIFIC THERAPEUTICS LTD.
FINANCIAL STATEMENTS

Years Ended
December 31, 2015, 2014 and 2013
(Expressed in Canadian Dollars)

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

Chartered Accountants

Vancouver, Canada
17 April 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Pacific Therapeutics Ltd.

We have audited the accompanying financial statements of Pacific Therapeutics Ltd., which comprise the statements of financial position as of December 31, 2015 and 2014, and the related statements of income (loss) and comprehensive income (loss), changes in shareholders’ deficiency, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Pacific Therapeutics Ltd. as at December 31, 2015 and 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Other Matters

The financial statements of Pacific Therapeutics Ltd. for the year ended December 31, 2013 were audited by another auditor who expressed an unmodified opinion on those statements on April 17, 2014.

“DAVIDSON & COMPANY LLP”

Chartered Professional Accountants

Vancouver, Canada

September 7, 2017

PACIFIC THERAPEUTICS LTD.
Statements of Financial Position
(Expressed in Canadian Dollars)

		December 31,	December 31,
AS AT:	Notes	2015	2014
		$	$
ASSETS
CURRENT
Cash and cash equivalents		-	1,513
Prepaid expenses and deposits		12,951	-
Goods and services tax receivable		1,744	1,312
		14,695	2,825
NON-CURRENT ASSETS
OTHER RECEIVABLE	5	1	-
INTANGIBLE ASSETS	6	-	64,490
		14,696	67,315

LIABILITIES
CURRENT
Bank overdraft		141	-
Trade payable and accrued liabilities		333,034	267,474
Convertible note	7	62,460	26,642
Derivative component of convertible note	7	-	36,188
Due to related parties	8	228,471	612,772
		624,106	943,076
SHAREHOLDERS' DEFICIENCY
Share capital	9	2,800,010	2,760,010
Shares committed for issuance	9	4,800	-
Share subscriptions received	9	-	30,000
Equity component of convertible note		1,080	-
Warrant and option reserve	9	121,939	289,766
Deficit		(3,537,239)	(3,955,537)
		(609,410)	(875,761)
		14,696	67,315

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 14)

On behalf of the Board:

“Robert Horsley”	Director	“Brian Gusko”	Director
Robert Horsley		Brian Gusko

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
Statements of Income (Loss) and Comprehensive Income(Loss)
(Expressed in Canadian Dollars)

	Year ended,	Year ended,	Year ended,
	December 31,	December 31,	December 31,
	2015	2014	2013
Expenses:	$	$	$
Advertising and promotion	22,386	67,923	187,511
Amortization of property and equipment	-	1,216	2,421
Amortization of intangible assets (Note 6)	2,993	5,618	4,708
Bank charges and interest	4,077	10,047	34,854
Donation	-	500	-
Financial instrument loss	9,707	-	-
Insurance	-	30,194	22,461
Investor relations		25,075	61,250
Accretion (Note 7)	25,503	11,005	-
Office and miscellaneous	1,666	5,428	7,042
Professional fees	85,486	168,490	178,947
Rent and occupancy costs	3,172	14,543	13,284
Share based payments	11,998	152,028	42,192
Telephone and utilities	1,516	2,006	1,798
Transfer agent	9,462	24,107	5,251
Travel	230	11,906	8,679
Wage and benefits	106,667	160,947	157,916
	(284,863)	(691,033)	(728,314)

Foreign exchange (gain)/loss	(28,269)	440	911
Interest expense convertible notes (Note 7)	(6,395)	(1,825)	-
Gain on debt forgiveness (Note 8)	535,077	-	-
Loss on retirement assets	-	(1,227)	-
Loss on settlement of convertible note (Note 7)	(5,000)	-	-
Gain on derivative liability (Note 7)	36,188	-	(30,889)
Impairment of intangible assets (Note 6)	(67,065)	-	-
Write-off of license (Note 6)	-	-	42,510
	464,536	(2,612)	(12,532)

Net income (loss) and comprehensive income (loss)	179,673	(693,645)	(740,846)

Loss per share Basic and Diluted	0.13	(0.56)	(0.90)

Weighted average number of common shares outstanding – basic and diluted	1,351,500	1,248,561	918,732

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian Dollars)

	Number of		Share	Shares	Equity	Warrant and
	common		Subscriptions	committed	component of	option
	shares	Share capital	received	for Issuance	convertible note	reserve	Deficit	Total
		$	$	$	$	$	$	$
Balance at December 31, 2012	752,887	1,995,716	30,000	-	-	206,122	(2,662,918)	(430,990)
Common shares issued for cash @ $1.50	461,000	691,500	(30,000)	-	-	-	-	661,500
Share issue costs	-	(40,006)	-	-	-	16,006	-	(24,000)
Units exchanged for debt @$1.50	34,667	52,000	-	-	-	-	-	52.000
Share based payments	-	-	-	-	-	42,192	-	42,192
Expiration of stock options and finders warrants	-	-	-	-	-	(140,706)	140,706	-
Net loss for the year	-	-	-	-	-	-	(740,846)	(740,846)
Balance at December 31, 2013	1,248,554	2,699,210	-	-	-	123,704	(3,263,058)	(440,144)
Common shares issued for cash @ $1.50	4,000	4,800	-	-	-	1,200	-	6,000
Shares exchanged for debt @ $1.50	46,667	56,000	-	-	-	14,000	-	70,000
Subscription received for shares @ $1.50	-	-	30,000	-	-	-	-	30,000
Share based payments	-	-	-	-	-	152,028	-	152,028
Options expired unexercised	-	-	-	-	-	(1,166)	1,166	-
Net loss for the year	-	-	-	-	-	-	(693,645)	(693,645)
Balance at December 31, 2014	1,299,221	2,760,010	30,000	-	-	289,766	(3,955,537)	(875,761)
Units exchanged for debt @ $1.50	39,333	23,600	-	-	-	35,400	-	59,000
Units issued for cash @ $1.50	27,333	16,400	(30,000)	-	-	24,600	-	11,000
Shares committed for issuance on exercise of warrants @ $0.90	-	-	-	4,800	-	-	-	3,600
Share based payments	-	-	-	-	-	11,998	-	11,998
Fair value of conversion feature on convertible debt	-	-	-	-	1,080	-	-	1,080
Options and warrants expired
unexercised	-	-	-	-	-	(238,625)	238,625	-
Net income for the year	-	-	-	-	-	-	179,673	179,673
Balance at December 31, 2015	1,365,887	2,800,010	-	4,800	1,080	121,939	(3,537,239)	(609,410)

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

Cash flows used in operating activities
Net Income (loss) for the year	179,673	(693,645)	(740,846)
Adjustments for items not affecting cash
Amortization of property and equipment	-	1,216	2,421
Amortization of intangible assets	2,993	5,618	4,708
Amortization of deemed discounts on
ISAs class B series I preferred shares,
shareholders loans and convertible note	-	-	13,261
Accretion of convertible note	25,503	11,005	-
Interest expense on convertible note	6,395	1,825	900
Gain on derivative liability	(36,188)	-	(30,889)
Share based payments	11,998	152,028	42,192
Write-off of license	-	-	42,510
Loss on retirement of assets	-	1,227	-
Impairment of intangible assets	67,065	-	-
Gain on forgiveness of debt	(535,077)	-	-
Loss on settlement of convertible note	5,000	-	-
Changes in non-cash working capital balances:
Goods and services tax receivable	(432)	6,079	(6,582)
Prepaid expenses and deposits	(12,951)	36,605	60,839
Trade payables and accrued liabilities	124,561	111,273	64,620
	(161,460)	(366,769)	(546,866)
Cash flows used in investing activities
Additions to intangible assets	(5,570)	(10,195)	(13,569)
	(5,570)	(10,195)	(13,569)
Cash flows from financing activities
Issue of common shares, net of issuance costs	14,600	6,000	637,500
Due to related parties	150,776	142,685	93,773
Share subscriptions received	-	30,000	-
Convertible note	-	50,000	-
Repayment of convertible note	-	(30,900)	-
	165,376	197,785	731,273
Change in cash and cash equivalents	(1,654)	(179,179)	170,838
Cash and cash equivalents, beginning of year	1,513	180,692	9,854
Cash and cash equivalents (bank overdraft), end of year	(141)	1,513	180,692

Supplemental Cash Flow Information (Note 13)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The accompanying notes are an integral part of these financial statements.

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

Pacific Therapeutics Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. The Company is a development stage company focused on developing proprietary drugs to treat certain types of lung disease including fibrosis. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and opened for trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On March 15, 2016, the Company completed a share consolidation on the basis of thirty pre-consolidation common shares for each post consolidation common share. Upon approval by the Canadian Securities Exchange the Company began trading under the symbol “PT” on March 15, 2016. As such, all current and comparative share amounts have been restated to account for the 30 to 1 common share consolidation.

The Company has financed its cash requirements primarily from share issuances and payments from research collaborators. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

The Company’s financial statements as at December 31, 2015 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has net income of $179,673 for the year ended December 31, 2015 (2014 – net loss $693,645, 2013 net loss $740,846) and has a working capital deficiency of $609,411 at December 31, 2015 (2014 – $940,251).

The Company is subject to risks and uncertainties common to drug discovery companies, including technological change, potential infringement on intellectual property of and by third parties, new product development, regulatory approval and market acceptance of its products, activities of competitors and its limited operating history. Management is aware, in making its assessment, of material uncertainties related to events or conditions that casts substantial doubt upon the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a)	Statement of Compliance

These financial statements of the Company for the years ended December 31, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC”).

These financial statements were approved and authorized for issue by the Board of Directors on August 21, 2017.

(b)	Basis of Presentation

These financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The financial statements are presented in Canadian dollars which is the Company’s functional currency.

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

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

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made that relate to the following key estimates:

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

Intangible Assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The fair value of the underlying common shares is assessed as the most recent issuance price per common share for cash proceeds. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 9.

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these financial statements:

(a)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less.

(b)	Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years ended December 31, 2015, 2014 and 2013 this calculation proved to be anti-dilutive and therefore diluted per share amounts do not differ from basic per share amounts.

(c)	Research and development

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets the criteria for deferral and amortization. No such costs have been deferred as at December 31, 2015 and 2014. Scientific Research and Experimental Development ("SR&ED") tax credits are recorded on a cash basis due to the uncertainty surrounding final approval of the SR&ED tax credit application. Tax credits received are recorded as a reduction in research and development costs incurred in the year.

(d)	Property and equipment

Property and equipment is recorded at cost. Amortization is recorded annually at rates calculated to write off the assets over their estimated useful lives as follows:

Computer equipment	45%	declining balance
Furniture and fixtures	20%	declining balance
Lab equipment	50%	declining balance
Leasehold improvements	straight-line over the term of the lease

In the year of acquisition, these rates are reduced by one-half.

(e)	Intangible assets

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

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

based on these rights.

(f)	Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (CGUs), which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

(g)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

(h)	Share-based payments

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

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

(i)	Income taxes

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

(j)	Financial instruments

(a)	Financial assets

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

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

The Company has classified its cash and cash equivalents at fair value through profit or loss. The Company’s receivables are classified as loans and receivables.

Impairment of financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset could be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, this reversal is recognized in profit or loss.

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

The Company’s bank overdraft, accounts payable and accrued liabilities, convertible note and due to related parties are classified as other financial liabilities. The Company’s derivative liability component of the convertible note is classified as fair value through profit or loss.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these financial statements, the IASB and International Financial Reporting Interpretation Committee (“IFRIC”) have issued the following new and revised standards, amendments and interpretations which are not yet effective during the year ended December 31, 2015:

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

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

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

Effective for annual periods beginning on or after January 1, 2019

  IFRS 16, Leases:

  IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lease accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

5.	SALE OF INTANGIBLE ASSETS

On July 24, 2015 (effective on August 25, 2015 with shareholder approval) the Company entered into a definitive agreement with Forge Therapeutics Inc. ("Forge") - a private US company - to sell the Company’s patents in the area of the development of therapies for fibrosis and erectile dysfunction. Proceeds from the sale were a commitment by Forge to issue 15,000,000 common shares.

Subject to the terms of the Agreement, if the 15,000,000 shares are not issued to the Company within 3 years, then the Company may trigger the issuance of the shares, and if at the end of 5 years the shares have not been issued then Forge must return the assets to the Company. In the event of a sale by Forge to a third party of the assets purchased under the Agreement, the Company will receive 6% of the value of that transaction, subject to certain conditions. The Company has assessed that the fair value of the right to receive the shares from Forge is not determinable and accordingly has recorded a nominal value of $1.

A condition of the sale was that Forge will pay to the Company an annual maintenance fee of $50,000. In the Company’s judgement, no portion of this amount will be recognized until collection can be assured.

6.	INTANGIBLE ASSETS

Patents

Due to the finite life of the patents which begins from the date of application; the Company amortizes all patent costs over the expected life of the patent. During the year ended December 31, 2015, the Company recognized impairment on its intangible assets of $67,065 as a result of the Company’s

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

inability to raise sufficient funds to develop the assets. The Company disposed of its patents during the year ended December 31, 2015 (Note 5).

Technology Licenses

On January 9, 2013, the technology license agreement with Dalhousie University was terminated due to breach of contract for non-payment of maintenance amounts due, accordingly the technology license was written down to nil.

7.	CONVERTIBLE NOTES AND DERIVATIVE LIABILITY

On September 11, 2014 the Company issued a convertible note for $50,000 due on September 11, 2015 with an interest rate of 1% per month payable quarterly. The note is unsecured but convertible at the option of the holder into common shares of the Company at a price based on the weighted average closing price of the Company's shares on the Canadian Stock Exchange for the ten (10) trading days immediately preceding the conversion date, less fifteen per cent (15%). The convertible note has both debt and derivative liability characteristics. The Company initially valued the note by calculating the derivative liability component then applying the residual value to the debt component. The derivative liability component of the loan was calculated using the Black-Scholes Pricing Model and was estimated to be $36,188.

On September 11, 2015, when the note matured the Company was unable to repay the amount owing consisting of principal of $50,000 and unpaid interest of $6,000. The note holder agreed to accept and the Company agreed to a penalty of $5,000 bringing the total owing to $61,000. The Company and the note holder further agreed to issue a new convertible note effective September 11, 2015 in the amount of $61,000 due on September 11, 2016 convertible at the option of the holder into common shares at $1.50 per share with an interest rate of 1% per month payable quarterly. The note is unsecured but convertible at the option of the holder into common shares of the Company at a price of $0.05 per

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

share. The fair value of the conversion feature was classified as equity and valued at $1,080. The present value of the debenture was assessed as $59,920 based on the face value of $61,000, term of 1 year, interest of 12% per annum and the discount rate of 14%.

At December 31, 2015 and 2014 the Company’s convertible notes were valued as follows:

	December 31, 2015	December 31, 2014
Opening balance	$26,642	$-
Loan proceeds	-	50,000
Derivative component	-	(36,188)
Equity component	(1,080)	-
Loss on settlement of convertible note	5,000	-
Accretion	25,503	11,005
Accrued interest	6,395	1,825
	$62,460	$26,642

The fair value of the derivative component of the loan at December 31, 2015 of $Nil and December 31, 2014 of $36,188 were calculated using the Black-Scholes Pricing Model using the following assumptions:

	December 31, 2015	December 31, 2014
Dividend Yield	-	0%
Expected Volatility	-	160.63%
Risk free interest rate	-	1.60%
Expected life in years	-	1

During the year ended December 31, 2015, the Company recognized gains on revaluation of the derivative liability of $36,188.

8.	RELATED PARTY TRANSACTIONS AND BALANCES

Due to related Parties

Due to related parties consists of short term amounts loaned, services rendered and expenses paid on behalf of the Company by shareholders of the Company that are unsecured, non-interest bearing, and payable on demand.

	December 31, 2015	December 31, 2014
Amounts owing to the CFO and director for loans and consulting, accounting fees and interest on ISA.	$23,986	$124,724
Amounts owing to a former director for legal fees	21,328	19,928
Amounts owing to a former director for loans and interest on ISA	10,000	2,964
Amount owing to a former CEO and former director for advances to the Company and for interest on ISA.	173,157	465,156
	$228,471	$612,772

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

Related Party Transactions and Key Management and Personnel Compensation

Payment or accruals for related party services provided to the company were:

	December	December	December
	31,	31,	31,
	2015	2014	2013
	$	$	$
Salary paid or accrued for a former CEO and former director	106,667	160,000	155,000

Consulting fees paid or accrued to the CFO and director	24,000	36,000	34,500
Accounting fees paid or accrued to a company controlled by the CFO and director	7,500	6,000	6,000

Legal fees for services provided by a director	1,334	3,121	8,575

Share-based payments for options issued to officers and directors	4,500	67,835	32,824

Total key management personnel compensation	144,001	272,956	236,899

During the year ended December 31, 2015 the Company granted options to a director valued at $4,500 (2014 - $67,835, 2013 - $42,192). The 2015 options consisted of 5,000, 5 year $3.00 incentive stock options that vested at date of grant. The 2014 options consisted of 500,000, 5 year $0.10 incentive stock options that vested at date of grant and 500,000, 1 year $0.06 incentive options that vested at date of grant (Note 9).

During the year ended December 31, 2015, the Company entered into debt settlement agreements with officers and directors of the Company through which $535,077 in due to related parties was forgiven.

9.	SHARE CAPITAL

Class A Common Shares

Authorized
Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value
Issued
1,365,887	Class A common shares without par value
NIL	Class B Series I preferred shares without par value
NIL	Class B Series II preferred shares without par value

On May 20, 2015 the Company received $3,600 for the exercise of 4,000 warrants to purchase a common share at $0.90. The shares were not issued until after December 31, 2015 (Note 14). On exercise, the Company reversed $1,200 out of reserves into shares committed for issuance.

On March 20, 2015 the Company closed the second tranche of a non-brokered private placement and issued 66,666 units at $1.50 per unit for cash proceeds of $41,000 (of which $30,000 was received in 2014 and $11,000 received in 2015) and to retire debts totaling $59,000. Each unit is comprised of one

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

common share and one share purchase warrant exercisable for one common share at an exercise price of $4.50 until March 20, 2016. Each share purchase warrant included was assessed a value of $0.90 based on the residual value method. As such, a total of $60,000 was allocated to warrant reserves.

On October 3, 2014 the Company closed the first tranche of a non-brokered private placement and issued 50,667 units at $1.50 per unit for cash proceeds of $6,000 and to retire debts totaling $70,000. The debts related to consulting services by arm’s length parties for $20,000 and reduction of $50,000 in balances owing to a related party. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $4.50 until October 3, 2015. Each share purchase warrant included was assessed a value of $0.30 based on the residual value method. As such, a total of $15,200 was allocated to warrant reserves.

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

On October 18, 2013 the Company closed the second tranche and issued 1,980,000 units for gross proceeds of $99,000. 1,980,000 warrants were issued with an expiration date of October 18, 2016. Each unit is comprised of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.10 for three years from the closing date of the placement. Finders fees were paid in the amount of $2,000 cash and issued 40,000 finders warrants having the same terms as the warrants issued as part of the units. The fair value of the 40,000 finders’ warrants was $3,306 as estimated at the date of issuing using the Black-Scholes pricing model.

On November 5, 2013 the Company closed the third tranche and issued 6,730,000 units for gross proceeds of $336,500. 6,730,000 warrants were issued with an expiration date of November 5, 2016.

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

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

Stock options and share based payments:

As at December 31, 2015, 2014 and 2013 the following stock options were outstanding and exercisable:

	Exercise Price	December 31,	December 31,	December 31,
Expiry Date		$2015	2014	2013
04-Nov-14	8.10	-		5,000
05-Mar-15	8.10	-	12,500	12,500
11-Ju-15	1.80	-	16,667	-
30-Oct-15	3.00	-	6,667	-
10-Jan-17	3.00	-	13,333	-
03-Jul-17	3.00	833	15,833	15,833
21-Dec-17	3.00	5,000	15,000	15,000
04-Apr-18	3.00	5,333	11,667	11,667
16-Sept-18	3.00	-	3,333	3,333
28-Oct-17	3.00	-	3,333
07-Mar-19	3.00	4,167	17,500
28-Oct-19	3.00	-	6.667
Balance		13,333	122,500	63,333

On January 10, 2015, 90 days after their consulting agreement was terminated, 13,333 options issued to consultants with an exercise price of $3.00 and an original expiry date of January 10, 2017 were cancelled.

On February 2, 2015, the Company issued 13,333 options to purchase common shares of the company: 5,000, 5 years options with an exercise price of $3.00 were issued to Wendi Rodrigueza a former director of the Company, and 8,333, 3 years options with an exercise price of $7.50 were issued to a consultant.

On February 28, 2015, 90 days after their consulting agreement was terminated, 6,667 options issued to consultants with an exercise price of $3.00 and an original expiry date of October 30, 2015 were cancelled.

On March 5, 2015, 12,500 options with an exercise price of $8.10 expired unexercised. On June 11, 2015, 16,667 options with an exercise price of $1.80 expired unexercised.

On November 23, 2015, 90 days after the resignation of the CEO and 90 days following the annual general meeting when the board of directors did not stand for re-election 45,000 options with expiry dates between January 17, 2015 and February 20, 2020 and with exercise prices of $3.00 expired in accordance with the terms of their option agreements.

On November 23, 2015, 90 days after their consulting agreement was terminated, 28,333 options issued to consultants with an original expiry dates between July 3, 2017 and October 28, 2019 were cancelled.

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

The options outstanding and exercisable at December 31, 2015, have a weighted average remaining contractual life of 2.4 years (December 31, 2014 – 3.2 years). During year ended December 31, 2015, 13,333 options were issued (December 31, 2014 – 64,167). Stock option activity was as follows:

	December 31, 2015		December 31, 2014		December 31, 2013
	Options	Exercise	Options	Exercise	Options	Exercise
	Outstanding	Price	Outstanding	Price	Outstanding	Price
Balance beginning of period	122,500	$3.36	63,333	$4.41	55,833	5.40
Expired/Cancelled	122,500)	(3.66)	(5,000)	8.10	(7,500)	8.10
Issued	13,333	5.81	64,167	2.69	15,000	3.00
Exercised		-	-	-	-	-
	-
Balance end of period	13,333	$3.00	122,500	$3.36	63,333	4.50

The fair value of share based awards is determined using the Black-Scholes Option Pricing model. The model utilizes certain subjective assumptions including the expected life of the option and expected future stock price volatilit y. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The Company used the Black-Scholes Option Pricing Model for multiple stock option grants occurring in 2015, 2014 and 2013. The Company issued 13,333 options during the year ended December 31, 2015: 8,333 3 year options with a strike price of $7.50 and 5,000 5 year options to a director Wendi Rodrigueza with a strike price of $3.00. The assumptions used in the Black-Scholes Option Pricing Model for employees, directors and consultants were:

	December 31,	December 31,	December 31,
	2015	2014	2013
Expected volatility	299%-308%	299%-308%	164%-166%
Risk free interest rate	0.78%-1.63%	0.78%-1.63%	1.23%-1.87%
Expected life in years	5	1-5	5
Granted date fair value per option	$1.50 - $2.40	$1.50 - $2.40	$2.40 - $2.70
Forfeiture rate	4%	4%	4%

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

Warrants:

As at December 31, 2015, 2014 and 2013 the following share purchase warrants were issued and outstanding:

	Exercise Price	December 31,	December 31,	December 31,
Expiry Date		$2015	2014	2013
June 19, 2014	6.60	-	-	1,889
June 20, 2014	6.60	-	-	24,423
July 31, 2014	4.50	-	-	82,445
August 28, 2014	7.50	-	-	2,000
Sept 21, 2014	6.60	-	-	24,905
Sept 24, 2014	6.60	-	-	6,667
Nov 16, 2014	4.50	-	-	20,000
Feb 12, 2015	6.60	-	33,333	33,333
May 1, 2015	6.60	-	43,333	43,333
Oct 3, 2015	4.50	-	50,668	-
Feb 28, 2015	3.00	23,333	23,333	-
Oct 1, 2016	3.00	72,000	72,000	72,000
Oct 8, 2016	3.00	3,000	3,000	3,000
Oct 18, 2016	3.00	66,000	66,000	66,000
Oct 18, 2016	3.00	1,333	1,333	1,333
Nov 5, 2016	3.00	224,333	224,333	224,333
Nov 5, 2016	3.00	1,667	1.667	1,667
March 20, 2016	4.50	66,667	-	-

Balance		458,333	519,000	607,328

The warrants outstanding and exercisable at December 31, 2015, have a weighted average remaining contractual life of 0.6 years (2014 – 1.5 years). Warrant activity was as follows:

	December 31, 2015		December 31, 2014		December 31, 2013
	Warrants	Exercise	Warrants	Exercise	Warrants	Exercise
	Outstanding	Price	Outstanding	Price	Outstanding	Price
Opening balance	519,000	$3.68	607,328	$4.07	175,735	5.10
Expired	(123,334)	5.24	(162,328)	5.29	(20,074)	4.50
Exercised	(4,000)	4.50	-	-	-	-
Issued	66,667	4.50	74,000	4.03	451,667	3.60
Closing balance	458,333	$3.22	519,000	$3.68	607,328	4.20

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

10.	INCOME TAXES

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rate of 26% (2014 – 26%, 2013 – 25%) to income tax expense is:

	2015	2014	2013
	$	$	$
Income (loss) for the year	179,673	(693,645)	(740,846)

Expected Income tax (recovery)	47,000	(180,000)	(192,620)
Change in statutory, foreign tax, foreign exchange rates and other	8,000	24,000	(31,132)
Permanent difference	(147,000)	40,000	-
Change in unrecognized deductible temporary differences	92,000	164,000	223,752
Total income tax expense (recovery)	-	-	-

Deferred taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred tax assets are evaluated periodically and if realization is not considered likely, a valuation allowance is provided.

(a)	Deferred tax asset and liabilities:

	2015	2014
	$	$

Deferred Tax Assets (liabilities)
Operating loss carry-forward	995,000	909,000
Property and equipment	1,000	1,000
Allowable capital losses	8,000	-
Share issue costs	5,000	8,000
Intangible assets	-	(1,000)
Unrecognized deferred tax assets	1,009,000	917,000

(b)	Loss carry-forwards:

The Company has accumulated non-capital losses of approximately $3,827,000 (2014 -$3,497,000) which will expire in between 2016 and 2035 (2014 between 2016 and 2034).

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

11.	CAPITAL DISCLOSURE

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

12.	FINANCIAL INSTRUMENTS AND RISK

As at December 31, 2015, the Company’s financial instruments consist of bank overdraft, trade payables and accrued liabilities, due to related parties and convertible note.

The carrying value of bank overdraft, trade payables and accrued liabilities, and due to related parties approximate their fair values because of the short term nature of these instruments. The fair value of the convertible note is its face value of $61,000.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with a high credit quality financial institution.

Liquidity Risk

Of the Company’s financial liabilities, $333,034 are current trade payables, $62,460 is due on September 11, 2016 (Note 7), $228,471 is due on demand to related parties. The Company manages liquidly risk through management of its capital resources discussed above.

Foreign Exchange Risk

The Company is not exposed to foreign exchange risk on its financial instruments.

Interest Rate Risk

At December 31, 2015, the Company is not exposed to significant interest rate risk as its interest bearing debt is short term at fixed rates.

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

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

13.	SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2015, the Company had the following non-cash financing and investing transactions:

  The issuance of 39,333 units to retire $59,000 in debt to related parties (Note 9).

  Recognition of an equity component of $1,080 on issuance of a convertible note.

During the year ended December 31, 2014 the Company had the following non-cash transactions:

  The issuance of 46,667 units to retire $70,000 in accounts payable (Note 9)

  Recognition of a derivative liability of $36,188 on issuance of a convertible note (Note 7)

The Company did not have any non-cash transactions during the year ended December 31, 2013.

14.	SUBSEQUENT EVENTS

  On February 16, 2016, the Company issued 4,000 common shares for the exercise of warrants at $0.90 for gross proceeds of $3,600.

  On March 4, 2016, the Company entered into a joint venture agreement with 0829489 BC Ltd. (“Truevita”) to develop early-stage immune boosting herbal supplements. In connection with the agreement the Company issued 10,000 common shares of the Company. There was no activity with the joint venture and the agreement terminated.

  On March 6, 2016, the Company incorporated Cabbay Holdings Corp. (“Cabbay”), a wholly owned subsidiary. On April 21, 2016, the Company entered into a plan of arrangement (“Arrangement”) with Cabbay and its shareholders. Under the Arrangement, Cabbay issued its common shares in exchange for special Class of reorganization shares of the Company held by the shareholders of the Company. The Company then redeemed the special Class of reorganization shares held by Cabbay in exchange for the Asset Purchase Agreement with Forge Therapeutics Inc., described in Note 5 and $1,000. The Arrangement was approved by the Company’s shareholders on May 20, 2016 and by the Supreme Court of British Columbia on May 31, 2016. Upon completion of the Arrangement, Cabbay was no longer a subsidiary of the Company. In connection with the restructuring, $440,549 of the Company’s debt in the form of accounts payable, convertible note and amounts due to related parties was assigned to Cabbay.

  On March 15, 2016 the Company completed a share consolidation on the basis of thirty pre- consolidation common shares for each post consolidated common share (Note 1).

  On March 30, 2016 the Company completed a private placement of 4,855,998 common shares at $0.06 per share for gross proceeds of $291,360 (including $245,360 in cash proceeds and $46,000 to settle outstanding debt).

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

  In September 2016 the Company issued 500,000 common shares for the exercise of stock options at $0.25 for gross proceeds of $120,000.

  During the year ended December 31, 2016 13,333 stock options and 458,333 warrants outstanding at December 31, 2015 were cancelled.

  On January 25, 2017, the Company acquired 100% of Tower Three SAS (“Tower Three”) by issuing 30,000,000 common shares of the Company to the Tower Three shareholders. The common shares will be subject to an escrow agreement and released from escrow based on certain performance conditions. Tower Three is a privately held limited liability company formed under the laws of Colombia. Tower Three focuses primarily on building towers in municipalities where there is limited or no cellular coverage in Latin and South American markets. The transaction will result in a reverse take-over for accounting purposes and Tower Three will be the continuing entity. Concurrent with this transaction, the Company changed its name from Pacific Therapeutics Ltd. to Tower One Wireless Corp., and effected a change in directors, management and business. On January 26, 2017, its common shares resumed trading on the Canadian Securities Exchange under the symbol “TO”.

  On January 9, 2017, the Company closed a non-brokered private placement and issued 15,484,912 units at $0.15 per unit for gross proceeds of $2,322,737. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.40 for 12 months following the transaction. If the share price trades at $0.60 for 10 consecutive trading days then the warrant holders will receive notice from the Company to accelerate the exercise of the warrants within 10 days or they will expire. The Company paid finders and brokers cash commissions of $87,767 and issued 585,117 broker warrants with the same terms as the warrants in the private placement.

  In February 2017, the Company incorporated a 100% owned subsidiary in Argentina.

  On February 2, 2017, the Company entered into an agreement with an unrelated company whereby for the issuance of 500,000 Common Shares, the Company has taken assignment of all the company’s assets, trade secrets and receivables.

  On March 15, 2017, the Company incorporated a subsidiary in Columbia called Tower Two SAS which will purchase and own the real estate on which its cellular towers will be built.

  On March 31, 2017, the Company signed a share purchase agreement with Evolution Technology S.A. (“Evotech”) whereby the Company purchased sixty-five percent of the issued and outstanding shares of Evotech. As consideration the Company paid US$350,000 and transferred an additional US$400,000 for operating expenses and advances of work. The Company also agreed to transfer an additional US$250,000 no later than April 17, 2017 and took on the responsibility to negotiate an outstanding debt Evotech has with a third-party. In connection with the transaction the Company issued 1,500,000 common shares to consultants of the Company.

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015, 2014 and 2013

  On June 19, 2016, the Company announced a warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of the warrants will be reduced to $0.30 if exercise prior to July 21, 2017 and one Incentive Warrant will be granted for each warrant exercised. Each Incentive Warrant will be exercisable to acquire one common share at a price of $0.50 for one year. In July 2017, 3,774,466 warrants were exercised under this program and as a result, 3,774,466 Incentive Warrants were issued. As of August 21, 2017, proceeds of $1,048,340 were received for the exercise of warrants.

  On June 21, 2017, the Company granted 1,000,000 Common Shares to a third party consultant to settle an outstanding debt balance of $230,000

  Subsequent to the year ended December 31, 2016, the Company granted a total of 5,750,000 stock options to directors, officers and consultants of the Company of which 5,050,000 are exercisable at $0.23 and 700,000 are exercisable at $0.45. All stock options granted have a term of five years.

  Subsequent to the year ended December 31, 2016, the Company issued 4,780,435 common shares for the exercise of stock options at $0.23 for total proceeds of $1,099,500.

