Form 20-F/A
period 2016-12-31
TOWER ONE WIRELESS CORP.
filed 2017-09-12
CIK 1579026

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

TOWER ONE WIRELESS CORP.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada
(Address of principal executive offices)

Tel: 604-559-8051
(Name, Telephone, E-Mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:

CLASS A COMMON SHARES, NO PAR VALUE	Canadian Securities Exchange

_________________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report:
6,735,885 Class A Common Shares, no par value as of December 31, 2016.

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

YES [ X ]    NO [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site: www.toweronewireless.com, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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
[   ]    Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

[   ] Item 17   [ X ] Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES [   ]    NO [ X ]

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on May 9, 2017 (the “2016 Form 20-F”), is filed to amend and restate the entire 2016 Form 20-F.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, we have included the entire text of the 2016 Form 20-F in this Amendment No. 1 and new certifications by our chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 1.

Part I

References in this Annual Report on Form 20-F to “we,” “our” and the “Company” refer to Tower One Wireless Corp. and its predecessor, as applicable, individually and collectively with its subsidiaries as the context requires.

Brief Introduction

Tower One Wireless Corp. is a British Columbia, Canada corporation, incorporated on September 12, 2005. It is a reporting Company in British Columbia and Ontario, and its shares are listed for trading on the Canadian Securities Exchange (“CSE”).

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

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

Period ended	FYE 2016	FYE 2015	FYE 2014	FYE 2013	FYE 2012
	(IFRS)	(IFRS)	(IFRS)	(IFRS	(IFRS)
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil
Net loss and Comprehensive Loss	($452,288)	$179,673	($693,645)	($740,846)	($605,468)
Basic and diluted loss per share	(0.09)	$0.13	($0.56)	($0.81)	($0.84)
Weighted average shares	5,175,946	1,351,500	1,248,561	918,732	721,240

Year ended	FYE 2016	FYE 2015	FYE 2014	FYE 2013	FYE 2012
	(IFRS)	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Total assets	$1,608,280	$14,696	$67,315	$287,004	$206,533
Net Assets	1,468,473	(609,410)	($875,761)	($440,144)	($430,990)
Share capital	$3,292,175	$2,800,010	$2,760,010	$2,669,210	$1,995,716
Shares committed for issuance	$Nil	$4,800	$Nil	$Nil	$Nil
Equity component of convertible note	$Nil	$1,080	$Nil	$Nil	$Nil
Share subscriptions received	$1,602,257	$Nil	$30,000	$Nil	$30,000
Contributed surplus	$563,568	$121,939	$289,766	$123,704	$206,212
Deficit accumulated	($3,989,527)	($3,537,239)	($3,955,537)	($3,263,058)	($2,662,918)
Common Shares Issued and Outstanding	6,735,885	1,365,887	1,299,221	1,248,554	761,894
Dividends	$Nil	$Nil	$Nil	$Nil	$Nil

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

			Years Ended December 31,
	2016	2015	2014	2013	2012
			($/C$)
End of period	0.7448	0.7226	0.8620	0.9401	1.0042
High for period	0.6853	0.7148	0.8588	0.9348	0.9600
Low for period	0.7972	0.8529	0.9423	1.0164	1.0299
Average for period	0.7558	0.7830	0.9060	0.9712	1.0007

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

Not Applicable.

D. Forward-Looking Statement and Risk factors.

Forward-Looking Statements

This Form 20-F and the documents incorporated herein by reference contain forward-looking statements. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential” or “continue” or the negative of these or similar terms.

In evaluating these forward-looking statements, you should consider the following factors, as well as those described in “Risk Factors” below:

  changes to existing or new tax laws or methodologies impacting the Company’s international operations, fees directed specifically at the ownership and operation of communications sites or international acquisitions, any of which may be applied or enforced retroactively, or failure to obtain an expected tax status for which the Company has applied;

  laws or regulations that tax or otherwise restrict repatriation of earnings or other funds or otherwise limit distributions of capital;

  changes in a specific country’s or region’s political or economic conditions, including inflation or currency devaluation;

  changes to zoning regulations or construction laws, which could be applied retroactively to existing communications sites;

  expropriation or governmental regulation restricting foreign ownership or requiring reversion or divestiture;

  actions restricting or revoking the Company’s customers’ spectrum licenses or suspending or terminating business under prior licenses;

  failure to comply with anti-bribery laws or similar local anti-bribery laws;

  material site security issues;

  significant increase in or implementation of new license surcharges on the Company’s revenue;

  price setting or other similar laws or regulations for the sharing of passive infrastructure;

  uncertain or inconsistent laws, regulations, rulings or results from legal or judicial systems, which may be enforced retroactively, and delays in the judicial process; and

  changes in foreign currency exchange rates, including those arising from the Company’s operations, investments and financing transactions related to its international business.

These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this Form 20-F and the documents incorporated by reference herein may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. Unless required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

Company Risks

The Company’s business depends on the demand for wireless communication services and wireless infrastructure, and it may be adversely affected by any slowdown in such demand. Additionally, a reduction in carrier network investment may materially and adversely affect the Company’s business (including reducing demand for new tenant additions or network services).

Demand for the Company’s wireless infrastructure depends on the demand for antenna space from its customers, which, in turn, depends on the demand for wireless communication services by their customers. The willingness of the Company’s customers to utilize its wireless infrastructure, or renew or extend existing leases on its wireless infrastructure, is affected by numerous factors, including:

  consumer demand for wireless connectivity;

  availability or capacity of wireless infrastructure or associated land interests;

  location of wireless infrastructure;

  financial condition of customers, including their profitability and availability or cost of capital;

  willingness of customers to maintain or increase their network investment or changes in their capital allocation strategy;

  availability and cost of spectrum for commercial use;

  increased use of network sharing, roaming, joint development, or resale agreements by customers;

  mergers or consolidations among customers;

  changes in, or success of, customers' business models;

  governmental regulations, including local or state restrictions on the proliferation of wireless infrastructure;

  cost of constructing wireless infrastructure;

  technological changes, including those (1) affecting the number or type of wireless infrastructure needed to provide wireless connectivity to a given geographic area or which may otherwise serve as substitute or alternative to wireless infrastructure or (2) resulting in the obsolescence or decommissioning of certain existing wireless networks; or

  the ability to efficiently satisfy customers' service requirements.

A slowdown in demand for wireless connectivity or wireless infrastructure may negatively impact the Company’s growth or otherwise have a material adverse effect on the Company. If the Company’s customers or potential customers are unable to raise adequate capital to fund their business plans, as a result of disruptions in the financial and credit markets or otherwise, they may reduce their spending, which could adversely affect the Company’s anticipated growth or the demand for the Company’s wireless infrastructure or network services. The amount, timing, and mix of the Company’s customers' network investment is variable and can be significantly impacted by the various matters described in these risk factors. Changes in carrier network investment typically impact the demand for its wireless infrastructure. As a result, changes in carrier plans such as delays in the implementation of new systems, new technologies (including small cells), or plans to expand coverage or capacity may reduce demand for its wireless infrastructure. Furthermore, the wireless industry could experience a slowdown or slowing growth rates as a result of numerous factors, including a reduction in consumer demand for wireless connectivity or general economic conditions. There can be no assurances that weakness or uncertainty in the economic environment will not adversely impact the wireless industry, which may materially and adversely affect the Company’s business, including by reducing demand for its wireless infrastructure or network services. In addition, a slowdown may increase competition for site rental customers or network services. A wireless industry slowdown or a reduction in carrier network investment may materially and adversely affect the Company’s business.

New technologies may reduce demand for wireless infrastructure or negatively impact revenues.

Improvements in the efficiency, architecture, and design of wireless networks may reduce the demand for the Company’s wireless infrastructure. For example, new technologies that may promote network sharing, joint development, or resale agreements by its customers, such as signal combining technologies or network functions virtualization, may reduce the need for the Company’s wireless infrastructure. In addition, other technologies, such as WiFi, DAS, femtocells, other small cells, or satellite (such as low earth orbiting) and mesh transmission systems may, in the future, serve as substitutes for, or alternatives to, leasing that might otherwise be anticipated or expected on wireless infrastructure had such technologies not existed. In addition, new technologies that enhance the range, efficiency, and capacity of wireless equipment could reduce demand for the Company’s wireless infrastructure. Any significant reduction in demand for the Company’s wireless infrastructure resulting from the new technologies may negatively impact the Company’s revenues or otherwise have a material adverse effect on the Company.

The expansion or development of the Company’s business, including through acquisitions, increased product offerings or other strategic growth opportunities, may cause disruptions in the Company’s business, which may have an adverse effect on the Company’s operations or financial results.

The Company may seek to expand and develop its business, including through acquisitions, increased product offerings (such as small cells and fiber), or other strategic growth opportunities. In the ordinary course of business, the Company may review, analyze, and evaluate various potential transactions or other activities in which it may engage. Such transactions or activities could cause disruptions in, increase risk or otherwise negatively impact its business. Among other things, such transactions and activities may:

  disrupt the Company’s business relationships with its customers, depending on the nature of or counterparty to such transactions and activities;

  direct the time or attention of management away from other business operations;

  fail to achieve revenue or margin targets, operational synergies or other benefits contemplated;

  increase operational risk or volatility in the Company’s business; or

  result in current or prospective employees experiencing uncertainty about their future roles with the Company, which might adversely affect the Company’s ability to retain or attract key managers or other employees.

If the Company fails to retain rights to its wireless infrastructure, including the land interests, the Company’s business may be adversely affected. The property interests on which the Company’s wireless infrastructure resides, including the land interests under its towers, consist of leasehold interests. A loss of these interests may interfere with the Company’s ability to conduct its business or generate revenues. For various reasons, the Company may not always have the ability to access, analyze, or verify all information regarding titles or other issues prior to purchasing wireless infrastructure. Further, the Company may not be able to renew ground leases on commercially viable terms. The Company’s ability to retain rights to the land interests on which its towers reside depends on its ability to purchase such land, including fee interests and perpetual easements, or renegotiate or extend the terms of the leases relating to such land. If the Company is unable to retain rights to the property interests on which its wireless infrastructure resides, its business may be adversely affected.

Political, economic and other uncertainties in countries where the Company operates could negatively effect the company’s business

The Company’s business operations are currently located in Colombia. Although Colombia has a long-standing tradition of respecting the rule of law, which has been bolstered in recent years by the present government’s policies and programs, no assurance can be given that the Company’s plans and operations will not be adversely affected by future developments in Colombia. The Company’s existing assets and proposed activities in Colombia are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions, and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as communications could have a significant effect on the Company. Any changes in regulations or shifts in political attitudes are beyond the Company’s control and may adversely affect its business. The Company’s business may be affected in varying degrees by government regulations with respect to restrictions on future expansion, price controls, export controls, foreign exchange controls, earnings repatriation, income and/or business taxes or expropriations.

In particular, operating in Columbia presents the following unique risks to the Company’s business and operations:

Legal System

As a civil law jurisdiction, Colombia has a legal system different from the common law jurisdictions of Canada. There can be no assurance that licenses, permits, applications or other legal arrangements will not be adversely affected by changes in governments, the actions of government authorities or others, or the effectiveness and enforcement of such arrangements.

Permits and Licenses

The Company’s business activities in Colombia are dependent on receipt of government approvals or permits to develop its business. Any delays in receiving government approvals or permits or no objection certificates may delay the Company’s operations or may affect the status of the Company’s contractual arrangements or its ability to meet its contractual obligations.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Colombia of capital and distribution of earnings from Colombia to foreign entities. However, there can be no assurance that restrictions on repatriation of capital or distributions of earnings from Colombia will not be imposed in the future.

Foreign Currency Fluctuations

The Company’s current and proposed business operations in Colombia render it subject to foreign currency fluctuations, which may materially affect its financial position. The Company holds Canadian and U.S. dollars and sends funds to Colombia in U.S. dollars, which are then converted into Colombian pesos. The important exchange rates for the Company are those for the U.S. dollar, Canadian dollar and Colombian peso. While the Company is funding operations in Colombia, its results could be impaired by adverse changes in the U.S. dollar and Canadian dollar relative to the Colombian peso exchange rate. Prior and future equity financings result in the generation of Canadian dollar proceeds to fund the Company’s activities, which are mostly incurred in U.S. dollars or Colombian pesos. To the extent funds from such financings are maintained in Canadian dollars, the Company’s results can be significantly impacted by adverse changes in exchange rates between the Canadian dollar, the U.S. dollar and the Colombian peso.

The Company’s operations may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with the Company’s operations in Colombia, the Company may be subject to the exclusive jurisdiction of foreign courts or tribunals, or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. Company may also be hindered or prevented from enforcing its rights with respect to a governmental body because of the doctrine of sovereign immunity. Accordingly, the Company’s business activities in Colombia could be substantially affected.

Security and guerrilla activity in Colombia could negatively impact the Company’s business

Colombia has had a publicized history of security problems associated with certain narcotics crime organizations and other terrorist groups. A 40-year armed conflict between the government forces of Colombia and anti-government insurgent groups and illegal paramilitary groups, both thought to be funded by the drug trade, continues in Colombia. Insurgents continue to attack civilians and violent guerrilla activity continues in many parts of the country.

There have been peace negotiations between the government and the Fuerzas Armadas Revolucionarias de Colombia (FARC) guerrillas for many years. A recent settlement has been reached to end the conflict, which is intended to bring further institutional strengthening and development, particularly to rural regions. The government’s biggest challenge is to maintain a lasting peace and that demobilized members of the FARC rejoin civilian life, rather than regrouping in criminal bands.

Continuing attempts to reduce or prevent guerrilla activity may disrupt the Company’s operations in the future. The Company may not be able to establish or maintain the safety of its operations and personnel in Colombia and this violence may affect its operations in the future. Any increase in kidnapping and/or terrorist activity in Colombia generally may disrupt supply chains and discourage qualified individuals from being involved in the Company’s operations. Additionally, the perception that matters have not improved in Colombia may hinder the Company’s ability to access capital in a timely or cost effective manner.

Social Disruptions and Instability in Columbia could disrupt the Company’s Operations

Generally, companies operating in the telecommunications industry in Columbia have experienced various degrees of interruptions to their operations as a result of social instability. This uncertainty may affect operations in unpredictable ways, including disruptions of access of the Company’s operators to the Company’s towers. There can be no assurance that the Company will be successful in protecting itself against these risks and the related financial consequences. Further, these risks may not in any part be insurable in the event the Company does suffer damage.

The application of anti-bribery or corruption laws could impact the Company’s operations

The Company’s operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. It is possible that the Company, or some of its subsidiaries, employees or contractors, could be charged with bribery or corruption as a result of the unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair the Company’s ability to work with governments or nongovernmental organizations. Such convictions or allegations could result in the formal exclusion of the Company from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization and increased investor concern.

If the Company fails to comply with laws or regulations which regulate its business and which may change at any time, the Company may be fined or even lose its right to conduct some of its business.

A variety of laws and regulations apply to the Company’s business, including the laws of Colombia. Failure to comply with applicable requirements may lead to civil penalties or require the Company to assume indemnification obligations or breach contractual provisions. The Company cannot guarantee that existing or future laws or regulations will not adversely affect its business, or result in additional costs. These factors may have a material adverse effect on the Company.

The Company’s industry is heavily regulated and thus the Company is subject to substantial regulatory risks

The activities of the Company are subject to intense regulation by governmental authorities. Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals could have a material adverse effect on the business, results of operations and financial condition of the Company. The business of the Company is subject to rapid regulatory changes. Failure to keep up with such changes may adversely affect the business of the Company and have a detrimental impact on the Company’s business.

Changes in current or future laws or regulations could restrict its ability to operate its business as it currently does

The Company’s business and that of its tenants are subject to various laws and regulations. In certain jurisdictions, these regulations could be applied or enforced retroactively, which could require that the Company modify or dismantle existing towers. Since the Company’s operating subsidiary, Tower Three SAS (“Tower Three”), is incorporated in Colombia it is thus it is subject to the laws of such jurisdiction. The Colombian Ministry of Communications has a protocol aimed to explain to local authorities and communities the existence of environmental impacts and negative effects on the health of the people. Zoning authorities and community organizations are often opposed to construction of communications sites in their communities, which can delay, prevent or increase the cost of new tower construction, modifications, additions of new antennas to a site or site upgrades, thereby limiting the Company’s ability to respond to tenant demands. The regulations about distance of cell towers to schools, hospitals, and residences, depend on local authorities, as in Colombia the mayors of municipalities have the power to regulate in an autonomous way the matters related to telecommunication infrastructure. Existing regulatory policies may materially and adversely affect the timing or cost of construction projects associated with the Company’s communications sites and new regulations may be adopted that increase delays or result in additional costs to the Company, or that prevent such projects in certain locations, and noncompliance could result in the imposition of fines or an award of damages to private litigants. In certain jurisdictions, there may be changes to zoning regulations or construction laws based on site location, which may result in increased costs to modify certain of the Company’s existing towers or decreased revenue due to the removal of certain towers to ensure compliance with such changes. These factors could materially and adversely affect the Company’s business, results of operations or financial condition.

Changes to the tax laws in Colombia could negatively impact the Company’s business and operations.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Colombia, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in any of the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

If radio frequency emissions from wireless handsets or equipment on wireless infrastructure are demonstrated to cause negative health effects, potential future claims could adversely affect the Company’s operations, costs or revenues.

The potential connection between radio frequency emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. The Company cannot guarantee that claims relating to radio frequency emissions will not arise in the future or that the results of such studies will not be adverse to the Company. Public perception of possible health risks associated with cellular or other wireless connectivity services may slow or diminish the growth of wireless companies, which may in turn slow or diminish the Company’s growth. In particular, negative public perception of, and regulations regarding, these perceived health risks may slow or diminish the market acceptance of wireless services. If a connection between radio frequency emissions and possible negative health effects were established, the Company’s operations, costs, or revenues may be materially and adversely affected. The Company currently does not maintain any significant insurance with respect to these matters.

The Company may be vulnerable to security breaches that could adversely affect its operations, business, operations, and reputation.

The Company’s wireless infrastructure may be vulnerable to damage, disruptions, or shutdowns due to unauthorized access, computer viruses, cyber-attacks, and other security breaches. An attack attempt or security breach could potentially result in (1) interruption or cessation of certain of the Company’s services to its customers, (2) the Company’s inability to meet expected levels of service, or (3) data transmitted over the Company’s customers' networks being compromised. The Company cannot guarantee that its security measures will not be circumvented, resulting in customer network failures or interruptions that could impact its customers' network availability and have a material adverse effect on its business, financial condition, or operational results. The Company may be required to expend significant resources to protect against or recover from such threats. If an actual or perceived breach of its security occurs, the market perception of the effectiveness of its security measures could be harmed, and the Company could lose customers. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. These attacks may be committed by the Company’s employees, contractors or external actors operating in any geography. Any such events could result in legal claims or penalties, disruption in operations, misappropriation of sensitive data, damage to the Company’s reputation, negative market perception, or costly response measures, which could adversely affect its business.

If the Company is unable to protect its rights to the land under its towers, its business and operating results would be adversely effected

The Company’s real property interests relating to its towers consist primarily of leasehold and sub-leasehold interests. A loss of these interests at a particular tower site may interfere with the Company’s ability to operate tower sites and generate revenues. For various reasons, the Company may not always have the ability to access, analyze and verify all information regarding titles and other issues prior to completing an acquisition of communications sites, which can affect its rights to access and operate a site. From time to time the Company may also experience disputes with landowners regarding the terms of ground agreements for land under towers, which may affect the Company’s ability to access and operate tower sites. Further, for various reasons, landowners may not want to renew their ground agreements with the Company, they may lose their rights to the land, or they may transfer their land interests to third parties, including ground lease aggregators, which could affect the Company’s ability to renew ground agreements on commercially viable terms. The Company’s inability to protect its rights to the land under its towers may have a material adverse effect on its business and operating results.

The Company could have liability under environmental and occupational safety and health laws.

The Company’s operations are subject to the requirements of environmental and occupational safety and health laws and regulations, including municipal zoning regulations and height restrictions imposed by the Colombian DAAC-FAN (Colombia’s FAA). Many of these laws and regulations contain information reporting and record keeping requirements. The Company may not be at all times in compliance with all environmental requirements. The Company may be subject to potentially significant fines or penalties if it fail to comply with any of these requirements. The requirements of these laws and regulations are complex, change frequently and could become more stringent in the future. In certain jurisdictions these laws and regulations could be applied or enforced retroactively. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company’s towers, data centers or computer systems may be affected by natural disasters and other unforeseen events for which the Company’s insurance may not provide adequate coverage.

The Company’s towers are subject to risks associated with natural disasters, such as ice and wind storms, tornadoes, floods, hurricanes and earthquakes, as well as other unforeseen events, such as acts of terrorism. Any damage or destruction to, or inability to access, its towers or data centers may impact its ability to provide services to its tenants and lead to tenant loss, which could have a material adverse effect on its business, results of operations or financial condition.

As part of the Company’s normal business activities, it relies on information technology and other computer resources to carry out important operational, reporting and compliance activities and to maintain its business records. The Company’s computer systems could fail on their own accord and are subject to interruption or damage from power outages, computer and telecommunications failures, computer viruses, security breaches (including through cyber-attack and data theft), usage errors, catastrophic events such as natural disasters and other events beyond its control. Although the Company has disaster recovery programs and security measures in place, if the Company’s computer systems and its backup systems are compromised, degraded, damaged, or breached, or otherwise cease to function properly, it could suffer interruptions in its operations or unintentionally allow misappropriation of proprietary or confidential information (including information about its tenants or landlords), which could damage the Company’s reputation and require the Company to incur significant costs to remediate or otherwise resolve these issues.

While the Company maintains insurance coverage for natural disasters, the Company may not have adequate insurance to cover the associated costs of repair or reconstruction for a major future event. Further, the Company may be liable for damage caused by towers that collapse for any number of reasons including structural deficiencies, which could harm the Company’s reputation and require it to incur costs for which it may not have adequate insurance coverage.

The Company’s operations are primarily in jurisdictions outside of Canada or the United States and consequently the Company is subject to the risks of foreign operations generally

Currently the Company’s operations are conducted in foreign jurisdictions including, but not limited to Colombia. The Company expects that receivables with respect to foreign sales will continue to account for a significant portion of its total accounts and receivables outstanding. As such, the Company’s operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Company including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s operations are conducted. The Company’s operations may also be adversely affected by social, political and economic instability and by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the Company’s operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, its business may be harmed.

In the event of a dispute arising in connection with the Company’s operations in a foreign jurisdiction where the Company conducts its business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in foreign jurisdictions could be substantially affected by factors beyond the Company’s control, any of which could have a material adverse effect on the Company.

Some countries in which the Company may operate may be considered politically and economically unstable and in some cases, failure to follow certain formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken by the Company. Management of the Company is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase the Company’s cost of doing business or affect its operations in any area.

The Company may in the future enter into agreements and conduct activities outside of the jurisdictions where it currently carries on business, which expansion may present challenges and risks that the Company has not faced in the past, any of which could adversely affect the results of operations and/or financial condition of the Company.

The Company has a limited operating history

The Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, lack of revenue and the risk that it will not achieve its growth objective. There can be no assurance that the Company’s operations will be profitable in the future or will generate sufficient cash flow to satisfy its working capital requirements. Even if the Company does achieve profitability, it cannot predict the level of such profitability. If the Company sustains losses over an extended period of time, it may be unable to continue its business.

A substantial portion of our revenue is derived from our relationship with one tenant

A substantial portion of our total operating revenues is derived from our leasing agreements with Millicom International Cellular SA. If they are unwilling or unable to perform their obligations under our agreements with them, our revenues, results of operations, financial condition and liquidity would be materially and adversely affected. Additionally, due to the long-term nature of our tenant leases with Millicom International Cellular SA, we depend on the continued financial strength of them. If our current tenant or any future tenants are unable to raise adequate capital to fund their business plans, they may reduce their spending, which could materially and adversely affect demand for our communications sites and our services business. If, as a result of a prolonged economic downturn or otherwise, one or more of our significant tenants experiences financial difficulties or files for bankruptcy, it could result in uncollectible accounts receivable. The loss of our current tenant, or the loss of all or a portion of our anticipated lease revenues from this tenant or future tenants, could have a material adverse effect on our business, results of operations or financial condition.

The Company is reliant on its management and key personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. The Company attempts to enhance its management and technical expertise by recruiting qualified individuals who possess desired skills and experience in certain targeted areas. The Company’s inability to retain employees and attract and retain sufficient additional employees as well as, engineering, and technical support resources could have a material adverse impact on the Company’s financial condition and results of operation. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results or financial condition.

The Company conducts business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities.

As we operate internationally, we are subject to the United States’ Foreign Corrupt Practices Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and consultants. However, our existing safeguards and any future improvements may prove to be less than effective and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act may result in criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

The Company has never paid dividends and has no intention of paying dividends

The Company has no earnings or dividend record, and does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings. The payment of future cash dividends, if any, will be reviewed periodically by the Company’s board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

The Company is subject to a going-concern risk

The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing an equity or debt financing or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Item 4. Information on the Company

A. History and Development of the Company

Name and Incorporation

The Company was incorporated under the British Columbia Business Corporations Act (“BCBCA”) on September 12, 2005 as “Pacific Therapeutics Ltd.” On January 12, 2017, in connection with the completion of the Tower Three Transaction (defined below) the Company changed its name to “Tower One Wireless Corp.”

The head office and registered and records office of the Company is located at Suite 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada. The Company’s phone number is (604) 559-8051 and its web site is www.toweronewireless.com. The information on our website does not form a part of this Form 20-F.

The Company is a reporting Company in British Columbia and Ontario and its shares are listed for trading on the CSE, the Frankfort Stock Exchange and are quoted on the OTC Pink Sheets.

General Development of Business

Before the completion of the Tower Three Transaction, the Company was a development stage specialty pharmaceutical company focused on developing late stage clinical therapies and in-licensed novel compounds for fibrosis, erectile dysfunction (ED) and other indications. On July 24, 2015 the Company entered into a purchase and sale agreement (the “Forge Agreement”) with Forge Therapeutics Inc. (“Forge”) of Wyoming, pursuant to which the Company agreed to sell certain of its technology assets (related to fibrosis and erectile dysfunction) to Forge in return for 15,000,000 common shares of Forge. The Company also entered into a 50-50 joint-venture with Truevita Supplements in March 2016 to develop an early stage immune boosting herbal supplement, known as BP120. This herbal supplement is aimed at the treatment of immune deficiency and hypertension.

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

On January 12, 2017, the Company completed a “fundamental change” transaction (the “Tower Three Transaction”), with Tower Three, a limited liability company formed under the laws of the Republic of Colombia on December 30, 2015, pursuant to a share exchange agreement made effective as of October 19, 2016, as amended (the “Acquisition Agreement”) among the Company, Tower Three and the shareholders of Tower Three (the “Selling Shareholders”), whereby the Company acquired 100% of the securities of Tower Three from the Selling Shareholders, by issuing 30,000,000 common shares of the Company to the Selling Shareholders on a pro-rata basis, following the completion of which, Tower Three is now a wholly-owned subsidiary of the Company. Following the completion of the Tower Three Transaction, the Company began conducting the principal business of Tower Three.

The Company’s board of directors (the Board”) was reconstituted in conjunction with the closing of the Tower Three Transaction. The Board is now comprised of four (4) members, being Alejandro Ochoa, Fabio Alexander Vasquez, Robert Horsley, and Brian Gusko. The Company’s senior management now consists of Alejandro Ochoa (President and Chief Executive Officer), Abbey Abdiye (Chief Financial Officer), and Octavio De La Espriella (Chief Operating Officer). See “Directors and Officers” below for further information.

Inter-Corporate Relationships

Upon the completion of the Tower Three Transaction, Tower Three became a wholly-owned subsidiary of the Company. Tower Three also has a wholly-owned subsidiary, Fundacion Communicar Para Educar” (“FCPE”) a Columbia Foundation, which is a non-profit initiative established with the goal of creating and distributing educational devices for the developing world.

Additionally, in February 2017, the Company incorporated a wholly-owned subsidiary in Argentina called Tower Three SAS and in March 2017, the Company incorporated a subsidiary in Columbia called Tower Two SAS, which is intended to purchase and own the real estate on which the Company’s planned cellular towers in Columbia will be built.

Private Placement

Concurrent with the closing of the Tower Three Transaction, the Company completed a private placement (the “Private Placement”) of units (the “Units”), at a price of $0.15 per Unit for gross proceeds of $2,322,737. Each Unit consisted of one share of the Company’s common stock ( a “Common Share”) and one transferable Common Share purchase warrant ( a “Warrant”), with each whole Warrant entitling the holder to purchase, for a period of 12 months from the date of issue, one additional Common Share at an exercise price of $0.40 per Common Share. The Warrants also have an acceleration clause whereby if the closing price of the Common Shares is greater than $0.60 per Common Share for a period of ten (10) consecutive trading days, the Company will have the right to accelerate the expiry of the Warrants by giving notice to the holders of the Warrants by news release or other form of notice permitted by the certificate representing the Warrants that the Warrants will expire at 4:30 p.m. (Vancouver time) on a date that is not less than ten (10) days from the date notice is given. As compensation for raising proceeds under the Private Placement, eligible finders and brokers received cash commission of 8% of the gross proceeds raised in the Private Placement and compensation Warrants (the “Financing Warrants”) entitling the finder or broker to purchase Common Shares up to 8% of the number of Placement Units sold in the Private Placement, exercisable at a price of $0.40(Cdn) per Common Share for a period of 12 months from the date of issuance of the Financing Warrants, subject to an acceleration provision.

B. Business Overview

Current Operations

Upon the closing of the Tower Three Transaction, Tower Three became a wholly-owned subsidiary of the Company. The primary business of the Company is now the business of Tower Three, which is to develop, own and operate multitenant communications real estate primarily in Latin America. Tower Three was founded in 2015 as a Columbian corporation with a mission to own and operate cellular network infrastructure sites in specific Latin and South American markets that Tower Three believes are experiencing strong usage growth. Tower Three currently has six (6) cellular towers with four (4) located in Velledupar, Colombia, one (1) in Soledad, Colombia, and one (1) in Bogota, Colombia. Tower Three focuses primarily on building towers in municipalities where there is limited or no cellular coverage and is currently focused on 4G LTE infrastructure expansion in Colombia.

The Company’s revenues primarily come from the leasing of space on its communications sites to wireless service providers, radio and television broadcast companies, wireless data providers, government agencies and municipalities and tenants in a number of other industries. Tower Three has established a business relationship with Millicom International Cellular SA (“Millicom”) a large international telecommunications and media company, whereby Millicom has agreed to rent each of the Company’s six cellular towers for a period of 13 years. Since the rental contracts are non-exclusive, Tower Three can enter into additional rental agreements for each tower so that multiple service providers can rent space on the same tower, thereby increasing the revenue generated per tower.

The Company also operates FCPE, a wholly-owned subsidiary of Tower Three, which is a non-profit initiative established with the goal of creating and distributing educational devices for the developing world.

Products and Services

Our revenue is primarily derived from tenant leases on the six cellular towers we own and operate in Columbia. The amount of rental payments we receive from these towers depend upon tower location, amount, type and position of tenant equipment on the tower, ground space required by the tenant and remaining tower capacity. Our costs typically include ground rent and power and fuel costs, some or all of which may be passed through to our tenants, as well as property taxes and repairs and maintenance expenses. We currently have leased each of our six towers to Millicom under separate 13 year leases, which expire in 2029. Under the terms of each of these leases Millicom pays a monthly $1,000 (USD) per tower fee to Tower Three to use the towers by installing antennas on such towers.

Currently, all of the Company’s operating revenues are derived from Tower Three’s operations in Columbia.

Business Strategy

Tower Development

After the completion of the Tower Three Transaction, the Company now focuses primarily on building cellular towers in municipalities where there is limited or no cellular coverage and is currently focused on 4G LTE infrastructure expansion in Colombia. The Company currently intends to complete the construction of a total of 15 cellular towers at a total cost $800,000 by the end of December 2017. Tower Three works with local and regional government departments to ensure that its locations and properties can be licensed quickly and effectively by carriers and operators or even shared. Tower Three’s objective is to build each site within thirty days and have the operator hopefully up and running within sixty days. Tower Three’s towers and sites will be home to cellular and wireless, radio and television broadcast, microwave and two-way radio communications equipment

Tower Three has identified the coverage needs of a variety of Colombia-based cellular operators, and intends to develop cellular site plans in several target cities in Columbia including the following:

  Cali;

  Cartagena;

  Santa Marta;

  Bucaramanga; and

  Cucuta / Barranquilla.

The Company intends to use the proceeds from the Private Placement for tower construction, sales and marketing and general working capital. This funding expected to enable Tower Three to hire full time employees and consultants immediately and over the next 12 months.

Vertical Partnerships

We believe that demand for our communication services is primarily drive by incumbent wireless service providers investing in existing voice networks to improve or expand their coverage and increase capacity and increasing the availability of lower cost smartphones. It is our belief that in order to invest in the coverage, quality and capacity of their networks, wireless carriers in Latin America will continue to outsource their communications site infrastructure needs as a means to accelerate network development, rather than construct and operate their own communications sites.

The Company plans to continue to build joint venture “market vertical” partners with wireless service providers such as Millicom. The Company intends to leverage its relationship with Millicom, which has operations throughout the world, and other wireless carriers so as to enable them to deploy 4G LTE networks in Columbia as quickly and cost-effectively as possible.

Community Involvement

In addition, it is the intention of the Company that every Tower Three tower will offer the local community free WiFi and help to create community websites so as to enhance community well-being and integration. Integral to Tower Three’s business penetration strategy is its planned role as being a leading corporate citizen helping local markets. Consequently, Tower Three attempts to combine social and community efforts (free Wifi, programs, prizes, etc.) with its current business operations in local cities and towns so as to bolster its reputation and corporate involvement.

The Telecommunications Market in Latin America

General

Despite considerable progress in building out mobile broadband networks in Latin America over recent years (there are currently over 160,000 towers in Latin America), approximately 10% of the population, or approximately 64 million people, still have no access to a mobile broadband network in the region. Latin America is characterized by densely populated and sprawling cities, but also by vast, sparsely populated areas, mountain ranges, rainforests and islands. Although most people live in urban or suburban areas, it is the small proportion of people living in rural areas (20% of the population) that are most likely to currently be without access to mobile broadband. Although the business model utilized by mobile carriers has so far proven effective in expanding coverage to current levels, the Company believes that moving further into remote areas through traditional network deployment is a much greater challenge, owing to the sparsely populated unconnected areas, the difficult economic situation in many Latin American countries, the high cost of investment with limited potential for return, and a challenging market environment that often makes coverage expansion uneconomical. As a result, mobile operators are increasingly adopting alternative methods, notably infrastructure sharing and partnerships with other ecosystem players, to complement traditional network deployments. The Company believes that governments in the region want to make access to and use of mobile broadband universal, a goal shared by mobile operators, which the Company expects will require a multidimensional approach and collaboration between governments and the mobile industry, with the former supporting industry-led initiatives with policies and programs that create the right incentives and an enabling environment for extending connectivity to underserved areas. The Company also believes that in many cases mobile operators’ efforts to improve coverage are hampered by inefficient and arduous regulation from governments and policymakers, including onerous coverage obligations, strict quality-of-service (“QoS”) expectations, and restrictive planning laws around new infrastructure deployment which, together, make for a challenging regulatory environment.

Additionally, of the 90% of the population of Latin America who have access to mobile broadband services, just over 160 million people, or approximately a quarter of the population, subscribed to such services. This means that three-quarters of the population do not currently subscribe to mobile broadband services, primarily due to affordability and/or consumer challenges.

The Columbian Market

With an estimated 48 million people in 2015, Colombia is the third-most populous country in Latin America, after Brazil and Mexico. It is also home to the third-largest number of Spanish speakers in the world after Mexico and the United States.

Mobile operators in Latin America face a tough balancing act in allocating capital across multiple divergent needs: investing in network expansion projects to meet coverage obligations, or boosting network capacity in existing service areas to address QoS expectations (most countries in Latin America have more than 3,500 connections per base station, compared to around 1,000 or fewer in the US and other developed markets). The Company believes that this puts an additional burden on mobile operators and inadvertently weakens the business case for investment in coverage expansion. We believe that tower firms –like Tower Three – have a role to play in creating and sustaining an enabling environment for effective investment in infrastructure deployment for carriers and operators. Tower Three’s infrastructure sharing is intended to enable mobile operators to deploy networks more efficiently, optimize asset utilization and reduce running costs compared with standalone deployment by the carrier. It is also designed to minimizes duplication of infrastructure, which has come under the spotlight in many countries due to growing environmental and public safety concerns. There are two broad forms of infrastructure sharing: passive and active. With passive infrastructure sharing, tower firms allow operators to share physical components of a cell site (e.g. installing multiple antennas on a single tower). With active infrastructure sharing, tower firms enable operators to share the radio access network (RAN) or, at a more advanced level, the core network. Tower Three engages in both types of infrastructure sharing.

Competition

The Company operates in a very competitive industry, with a number of competitors who vary in size from very small organizations to large public companies. We believe that price, network density, speed of service, quality and site location and capacity are the primary competitive factors affecting companies in our industry. Although some of the Company’s competitors, such as American Tower Corp. (“AMT”), have invested large amounts of monies in telecommunications infrastructure in Latin America; AMT has 3,500 towers in Colombia and more than 12,000 across Latin America, the Company’s management believes there is ample room for its business to serve clients in certain districts of Colombia and Latin America where local issues and situations make Tower Three’s locations more suitable than our competitors.

Seasonality

Not Applicable

Legal Proceedings

We are not currently a party to any material legal proceeding. From time to time, we may bring against others or be subject to various claims and legal actions arising in the ordinary course of business.

C. Organizational structure

The Company has the following wholly-owned subsidiaries:

Tower Three
Tower Three SAS (Argentina); and
Tower Two SAS (Columbia)

D. Property, plant and equipment.

The Company has six cellular towers with four located in Valledupar, Colombia, one in Soledad, Colombia, and one in Bogota, Colombia.

Our interests in our communications sites are comprised of a variety of ownership interests, including leases created by long-term ground lease agreements, easements, licenses or rights-of-way granted by government entities. A typical tower site consists of a compound enclosing the tower site, a tower structure and one or more equipment shelters that house a variety of transmitting, receiving and switching equipment. In addition, our sites typically include backup or auxiliary power generators and batteries. The principal types of our towers are guyed and monopole tower. A guyed tower includes a series of cables attaching separate levels of the tower to anchor foundations in the ground and can reach heights of up to 2,000 feet. A guyed tower site for a typical broadcast tower can consist of a tract of land of up to 20 acres, while a monopole tower is a tubular structure that is used primarily to address space constraints or aesthetic concerns. Monopoles typically have heights ranging from 50 to 200 feet. A monopole tower site used in metropolitan areas for a typical wireless communications tower can consist of a tract of land of fewer than 2,500 square feet

Our head office is located at 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada. We currently lease this office location.

We also maintain regional offices in Columbia at: 8A #99-22 Unit 903, Bogota, Colombia, and in Argentina at: 555 TTe. Gral Juan Domingo Peron, Piso 2, Buenos Aires, Argentina. We currently lease these office locations.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements for the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014 , have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This discussion contains forward-looking statements that involve certain risks and uncertainties. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See Item 3.D, “Key Information — Risk Factors”.

General

Prior to the Completion of the Tower Three Transaction, the Company was a development stage specialty pharmaceutical company focused on developing late stage clinical therapies and in-licensed novel compounds for Fibrosis, Erectile

Dysfunction (ED) and other indications. The Company’s lead compound for Fibrosis, PTL-202 is a combination of already approved drugs which have well established safety profiles. PTL-202 had completed a phase 1 drug/ drug interaction clinical trial. The Company’s previous lead product for Erectile Dysfunction PTL-2015 was an oral dissolving version of a top selling therapy for ED. PTL-2015 had completed a pilot bioavailability study in humans. Forge has committed to issue to the Company.

As discussed above, as a result of the sale of its technology assets pursuant to the Forge Agreement and the acquisitions of Tower Three’s assets in the Tower Three Transaction, the Company now focuses primarily on building cellular towers in municipalities where there is limited or no cellular coverage and is currently focused on 4G LTE infrastructure expansion in Colombia. The Company currently has six (6) cellular towers with four (4) located in Velledupar, Colombia, one (1) in Soledad, Colombia, and one (1) in Bogota, Colombia and currently intends to complete the construction of a total of 15 cellular towers at a total cost $800,000 by the end of December 2017. The Company’s current revenue is primarily derived from tenant leases on the six cellular towers they own and operate in Columbia (the Company currently have leased each of its six towers to Millicom under separate 13 year leases, which expire in 2029).

Corporate Highlights

During the twelve months of 2016 the Issuer accomplished the following:

  On February 1, 2016 the Company announced it appointed Robert “Nick” Horsley to the Company’s Board of Directors.

  On March 7, 2016 the Company announced it entered into a joint-venture to develop an early stage immune boosting herbal supplement with TrueVita Supplements.

  On March 15, 2016, the Company completed a share consolidation on the basis of thirty pre-consolidation shares of common stock for each post consolidation common share. Following such consolidation, the Company had approximately 1,379,887 common shares issued and outstanding, and continued to trade on the CSE under the existing symbol “PT”.

  On March 30, 2016 completed a private placement of 4,089,332 shares at $0.06 per share for gross proceeds of $245,360.

  On March 30, 2016, the Company appointed Robert “Nick” Horsley as the chief executive officer, replacing Derick Sinclair who remained a director and the Company’s chief financial officer.

  On July 26, 2016, the Company entered into a letter of intent (the “LOI”) with Tower Three to acquire all of the issued and outstanding membership interests of Tower Three.

  On October 14, 2016, the Company announced that the previously announced Arrangement with Cabbay was completed. In connection with the Arrangement, $440,549 of indebtedness was assigned to and assumed by Cabbay.

  On October 20, 2016, the Company announced that it has entered into a definitive agreement in connection with the Tower Three Transaction.

  On January 12, 2017, the Company completed the Tower Three Transaction.

Results of Operations

The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2016, 2015 and 2014:

					Change
			Change		from
	2016	2015	from 2015	2014	2014 to
			to 2016		2015
	$	$	$	$	$
Revenue	Nil	Nil	Nil	Nil	Nil
Gain on debt forgiveness	-	535,077	(535,077)	-	535,077
Wages and Benefits	-	106,667	(106,667)	160,947	(54,280)
Professional Fees	307,414	85,486	221,928	168,490	(83,004)
Advertising and Promotion	-	22,386	(22,386)	67,923	(45,537)

Share based Payments	75,505	11,998	63,507	152,028	(140,030)
Insurance	19,631	9,707	9,924	30,194	(20,488)
Rent and Occupancy	-	3,172	(3,172)	14,543	(11,371)
Bank Charges and Interest Expense	766	4,077	(3,311)	10,047	(5,970)
Total Other Income (Expenses)	521	464,536	464,015	(2,612)	467,148
Net and Comprehensive income (loss)	(452,288)	179,673	(631,961)	(693,645)	873,318

The Company’s net loss for the year ended December 31, 2016, totaled $452,288 or $0.09 per share compared to net income of $179,673 or $0.13 per share for the year ended December 31, 2015 and a net loss of $693,645 or $0.56 per share for the year ended December 31, 2014. The decrease in net income in 2016 from 2015 (and the increase in net income in 2015 compared to 2014) was primarily the result of the Company assigning a significant amount of its debt to Forge, which resulted in income recognized by a one-time $535,077 forgiveness of debt in 2015.

Revenues

The Company has not generated any revenue from the sale of drug therapies. The Company has not recognized any revenue since inception through December 31, 2016. As a result of the Tower Three Transaction, the Company expects to generate revenues in 2017 mostly through monthly fees paid by Millicom in connection with the six towers currently leased to Millicom, as well as from similar lease agreements for other towers the Company plans to construct in 2017.

Expenses

Prior to the completion of the Tower Three Transaction, the Company’s expenses consisted primarily of general and administrative costs such as personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

During the year ended December 31, 2016, total expenses for the Company were $452,809 as compared to the year ended December 31, 2015 where total expenses were $284,863. The increased expenses in 2016 compared to the prior year was mainly the result of increased professional fees of $221,928, increased office and miscellaneous expenses of $30,509 and share based payments of $63,507, being partially offset by reduced wages and benefits of $106,667 during the current year compared to 2015. Expenses incurred from share based payments in 2016 primarily resulted from the issuance of 500,000 stock options to employees in August 2016, while the increase in professional fees in 2016 compared to the prior year was mainly the result of increased, financial, accounting and legal fees incurred by the Company in connection with the Tower Three Transaction, the Arrangement and the Private Placement. The increase in office and miscellaneous expenses in 2016 compared to the prior year was primarily the result of expenses related to permits and related expenses in connection with the building the Company’s towers in 2016.

During the year ended December 31, 2014, total expenses for the Company were $691,033, which was $406,170 higher than the total expenses incurred during the year ended December 31, 2015. Expenses decreased in 2015 compared to 2014 primarily due to a decrease in share based payments of $140,030 in 2015 compared to 2014, a decrease in professional fees of $83,004 in 2015 compared to 2014 and a decrease in wages in benefits of $54,280 in 2015 compared to 2014. These decreases in expenses were mostly the result of a reduction in the Company’s operating activities in 2015, primarily the result of the sale of certain of the Company’s technological assets to Forge during that year.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are capitalized to intangible assets on the Company’s financial statements. In addition, any expenses for intellectual property protection including patent lawyers services fees and any filing fees with government agencies or the World Intellectual Property Organization are accrued to intangible assets. Since all of the Company’s patents were assigned to Forge, and the Company completed the Tower Three Transaction, the Company does not anticipate patent costs to be a significant expense of the Company moving forward.

Interest Income

Interest income consists of interest earned on the Company’s cash and cash equivalents. There was interest income in 2016 of $Nil (2015- $Nil, 2014 – $Nil).

Impact of Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Foreign Currency Fluctuations

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

However, with the completion of the Tower Three Transaction, the Company anticipates that the fluctuations of the Columbian Peso may impact the Company’s financial results moving forward. The Company intends to monitor such potential impact and will possibly develop a hedging policy if such fluctuations become material.

Critical Accounting Estimates

The Company’s accounting policies are presented in Note 3 of the audited financial statements for the years ended December 31, 2016 and 2015. The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. These include:

  the assumptions used for the determination of the impairment of intangible assets;

  the assumptions used for the determination of the useful life of intangible assets; and

  the assumptions used for the determination of the value share based payments and compensation.

Regulation

Our tower leasing business is subject to Columbian national, state and local regulatory requirements with respect to the construction, registration, marking and maintenance of our towers. Colombia is divided into 32 departments and one capital district, which is treated as a department (Bogotá also serves as the capital of the department of Cundinamarca). Departments are subdivided into municipalities, each of which is assigned a municipal seat, and municipalities are in turn subdivided into corregimientos in rural areas and into comunas in urban areas. Each department has a local government with a governor and assembly directly elected to four-year terms, and each municipality is headed by a mayor and council. There is a popularly elected local administrative board in each of the corregimientos or comunas. In addition to the capital four other cities have been designated districts (in effect special municipalities), on the basis of special distinguishing features. These are Barranquilla, Cartagena, Santa Marta and Buenaventura. Some departments have local administrative subdivisions, where towns have a large concentration of population and municipalities are near each other (for example in Antioquia and Cundinamarca). Where departments have a low population (for example Amazonas, Vaupés and Vichada), special administrative divisions are employed, such as “department corregimientos”, which are a hybrid of a municipality and a corregimiento. The majority of existing infrastructure in remote areas, including buildings, open spaces such as parks and squares, legacy fixed-line telecoms infrastructure and public utilities, is owned by governments and public institutions.

For infrastructure deployment and antenna siting, mobile operators and tower companies need to obtain local approvals from municipalities for each antenna or tower site. The absence of a clear national policy can lead to each municipality adopting its own policy and procedures that are sometimes in conflict with the technical requirements of deploying mobile networks.

B. Liquidity and Capital Resources.

Overview

The Company is a development stage company and prior to the completion of the Tower Three Transaction in 2017 had no regular cash inflows. Selected financial data pertaining to liquidity and capital resources for the fiscal years ended December 31, 2016, 2015 and 2014 is presented below.

Comparison of Years Ended December 31, 2016, 2015 and 2014

Period ended	2016	2015		2014
	$	$	$ Change between 2016 and 2015	$	$ Change between 2015 and 2014
Cash and Cash Equivalents	1,378,183	Nil	$1,378,183	1,513	(1,513)
Current Assets	1,608,280	14,695	1,593,585	2,825	11,871
Current Liabilities	139,807	624,106	(484,299)	943,076	(318,970)
Working Capital	1,468,473	(609,411)	2,077,883	(940,251)	330,841
Accumulated deficit	3,989,527	3,537,239	452,288	3,955,537	(418,298)
Cash used in operations	396,259	161,460	234,799	366,769	(205,309)
Cash flows from financing Activities	1,774,582	165,376	1,609,206	197,785	(32,409)
Interest Income	Nil	Nil	Nil	Nil	Nil

As of December 31, 2016, the Company had cash and cash equivalents of $1,378,183 (compared with $nil for fiscal year 2015 and $1,513 for fiscal year 2014) and working capital of $1,468,473 (compared with ($609,410) for fiscal year 2015 and ($940,251) for fiscal year 2014). Working capital is calculated as current assets less current liabilities.

Since prior to the completion of the Tower Three Transaction the Company had not generated cash from its operations, the Company’s cash inflows primarily resulted from financing activities that included cash proceeds from the issuance of shares of our common stock, cash subscriptions received for shares of our common stock, the repayment of a convertible note, a new convertible note and amounts loaned to the Company from the Company’s shareholders. Cash and cash equivalents increased by $1,378,183 in fiscal year 2016 compared to 2015 primarily due to cash subscriptions received combined with the cash proceeds received from the issuance of shares of our common stock during 2016 in connection with several private placements of our shares of common stock we completed in 2016. Cash and cash equivalents decreased slightly in 2015 compared to 2014.

Working Capital increased by $2,077,883 in fiscal year 2016 compared to fiscal year 2015 primarily due to cash received through share subscriptions received and shares issued for cash during 2016. Working capital increased by $330,841 in 2015 compared to 2014 mainly as a result of a decrease in current liabilities in 2015 compared to the prior year. Current liabilities decreased by $484,299 for the fiscal year ended December 31, 2016 when compared to the current liabilities for the fiscal year ended December 31, 2015 primarily due to the assignment of $440,549 of the Company’s debt to Cabbay as part of the Arrangement. Current liabilities decreased in 2015 compared to 2014 by $318,970, mainly as a result of the forgiveness of certain debts owed by the Company to the Company’s Chief Financial Officer and former Chief Executive Officer in 2015.

Contributed Surplus

Contributed Surplus, which arises from the recognition of the estimated fair value of stock options and warrants, was

$563,568 for fiscal year 2016, compared with $121,939 for fiscal year 2015 and $289,766 for fiscal year 2014. The increase in contributed surplus in 2016 from the prior year periods was primarily due to $440,549 in debt forgiveness being recorded in 2016 mostly in connection with the assignment of the Company’s debt to Cabbay as part of the Arrangement, being partially offset by the exercise of options during the year. Additionally, in 2015 contributed surplus was reduced by $238,625 in connection with the expiration of unexercised options and warrants during the year.

Convertible Notes

On September 11, 2014, the Company issued a convertible note for $50,000 due on September 11, 2015 with an interest rate of 1% per month payable quarterly. On September 11, 2015, the Company was unable to repay the amount owing consisting of principal of $50,000 and unpaid interest of $6,000. The note holder and the Company agreed to accept a penalty of $5,000 bringing the total owing to $61,000. On September 11, 2015 the Company issued an unsecured convertible note in the amount of $61,000 due on September 11, 2016 convertible at the option of the holder into shares of the Company’s common stock at $1.50 per share with the same term. During the year ended December 31, 2016, the Company repaid $5,000 to the note holder. The remaining balance of the note was assigned to Cabbay as part of the Arrangement.

Share Capital

At December 31, 2016, the Company’s share capital was $3,292,175 comprising 6,735,885 issued and outstanding common shares and Nil issued and outstanding preferred shares (FYE 2015 - $2,800,010 comprising 1,365,887 issued and outstanding common shares and Nil issued and outstanding preferred shares).

Operating Activities

Cash utilized in operating activities during fiscal year 2016 was $396,259 (compared with $161,460 for fiscal year 2015 and $366,769 for fiscal year 2014). The increase in cash utilized in operations during fiscal year 2016 as compared to fiscal year 2015 was primarily due to an increase in professional fees mostly related to the Company the completion of several significant transactions during that year, being partially offset by reductions in cash used in connection with the Company’s ongoing operation functions such as wages and benefits, travel, research and development, as well as computer expenses, mostly as a result of the sale of the Company’s technology assets in Forge in 2015. The decrease in cash utilized in operations during 2015 as compared to 2014 was primarily due to a decrease in advertising and promotion, investor relations and professional fees in 2015. This decrease was partially offset by an increase in expenses for insurance and transfer agent fees during 2015 compared to the prior year

Investing Activities

Investing activities primarily include additions to fixed assets and intangible assets. Net cash used in investing activities was $Nil, $5,570, and $10,195 in fiscal year ended December 31, 2016, 2015 and 2014, respectively.

Financing Activities

The Company’s cash inflows from financing activities was $1,774,582 and comprised proceeds from issuances of our shares of common stock and cash share subscriptions received in several private placements during the year, as well as stock options exercises for cash. Cash flows from financing activities in 2015 and 2014 was $165,376 and $197,785, respectively, and mostly consisted of cash received in connection with related party transactions during those years.

Capital Expenditures

There was no capital expenditure incurred in 2016, 2015 and 2014.

Future Liquidity

Prior to the completion of the Tower Three Transaction, the Company’s operations did not generate cash inflows and its financial success was dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Company’s technologies to the point that they may be out licensed. As a result of the Tower three Transaction, the Company now expects to generate revenues from its operations, while also incurring additional costs in connection with the operations of Tower Three.

Based upon the current level of our operations and our current expectations for future periods in light of the current economic environment, we believe that cash flow from our operations and available cash, together with available borrowings, will be adequate to finance the capital requirements for our business during the next 12 months. In the future we may make acquisitions of businesses or assets or commitments to additional capital projects. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets or the issuance of securities.

In order to finance the Company’s future operations and to cover administrative and overhead expenses the Company may raise money through equity sales. Many factors influence the Company’s ability to raise funds, including the Company’s track record, and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control. Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

C. Trend Information

Other than as disclosed elsewhere in this Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

D. Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

E. Tabular Disclosure of Contractual Obligations

The Company has no known contractual obligations specified in Item 5.F.1 as of the latest fiscal year end balance sheet date.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers:

Name and	Principal Occupation for Past Five	Date of	Common Shares	Percentage of
Position	Years	Appointment to	Held	Common
		Office		Shares
				Outstanding(1)
Alejandro Ochoa President, Chief Executive Officer & Director	Founder and CEO of Tower Three SAS; and consultant to Mackie Research Capital Corporation’s investment banking practice with a Latin American focus	January 12, 2017	12,000,000	18.84%
Abbey Abdiye, Chief Financial Officer and Corporate Secretary	CFO of Biomark Diagnostics Inc. from 2014 to present	Chief Financial Officer since March 30, 2016 April 27, 2016;	Nil	Nil
Fabio Alexander Vasquez Director	Co-founder of Tower Three, and has been engaged in the Florida aviation business for over 25 years.	January 12, 2017	12,000,000	18.84%

Name and	Principal Occupation for Past Five	Date of	Common Shares	Percentage of
Position	Years	Appointment to	Held	Common
		Office		Shares
				Outstanding(1)
Brian Gusko, Director, Chairman of the Board	Partner at Howe & Bay Financial Corporation; CFO of Vodis Pharmaceuticals; Director of Lomiko Metals; Director Arco Resources Corp.; Director Robix Alternative Fuels; Director Newnote Financial Corporation and Director of Cloud Nine Education Group.	August 25, 2015	1,911,971	3.00%
Octavio De La Espriella Chief Operating Officer	Chief Operating Officer of Tower Three SAS; former Chief Operating Officer of Continental Towers Company.	January 12, 2017	Nil	Nil
Robert Horsley Director	Director of Evolving Gold Corp (Since March 4, 2014) Owner of Marksman Geological Ltd Owner of Cervus Business Management Inc. Partner in Howe And Bay Financial Corp Former Chief Executive Officer of the Company.	February 1, 2016	1,841,666	2.89%

(1)	As of August 21, 2017 we had 63,942,365 shares of common stock outstanding

Each of our directors will serve until the next annual meeting of our shareholders. None of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Company’s Audit Committee consists of Alejandro Ochoa, Robert Horsley, and Brian Gusko.

The Company’s Compensation Committee consists of Robert Horsley, Brian Gusko and Fabio Alexander Vasquez.

Set forth below is certain biographical information furnished to us by our directors and executive officer. There are no family relationships among any of our current directors or executive officers. No director or executive officer was appointed as a director or officer of the Company pursuant to any arrangement or understanding with any major shareholder, customer, supplier or other person.

Alejandro Ochoa – President & Chief Executive Officer and Director (Age: 36)

Mr. Ochoa has over 18 years of experience working within the financial services industry. He has worked with such firms as Morgan Stanley, Prudential Securities and Raymond James. Mr. Ochoa currently serves as consultant to Mackie Research Capital Corporation’s Investment Banking Practice with a Latin America focus. Mr. Ochoa is fluent in Spanish and has an understanding of the South American capital markets.

Dedicated to Latin America, his areas of expertise include mining and energy transactions in advisory, capital raisings and strategic assets sales with Latin American transactions in Colombia, Mexica, and Peru. He has also covered telecom infrastructure companies from the United States, Argentina, and Colombia. Mr. Ochoa has a Bachelors in Science with a focus in Finance from Florida International University. Mr. Ochoa is a citizen of Colombia who decades of experience working in Colombia

Abbey Abdiye, Chief Financial Officer and Corporate Secretary (Age: 42)

Mr. Abdiye has extensive experience in the financial sector in both public and private companies. He is currently the chief financial officer of the following Canadian public companies: Ceylon Graphite Corp. (since January 20, 2017), Biomark Diagnostics Inc. (since October 30, 2014), and Fortify Resources Inc. (since November 15, 2016) He is also a Chartered Professional Accountant (CPA). As the Company’s Chief Financial Officer, Mr. Abdiye provides leadership and coordination in the administrative, business planning, reporting, and budgeting efforts of the Company. He oversees the

Company’s financial reporting, internal controls, corporate governance management systems, annual audit and regulatory compliance matters. Mr. Abdiye is also on the board of directors of Lomiko Metals (since October 2012) a TSX-V listed company. He obtained Bachelor of Business Administration degree from Simon Fraser University and a Co-op Education certificate.

Fabio Alexander Vasquez, Director (Age: 50)

Mr. Vasquez, a co-founder of Tower Three and has been engaged in the Florida aviation business for over 25 years. He has been instrumental in the development and expansion of Miami Executive Aviation, a successful luxury charter aviation business which services Latin American clients. Mr. Vasquez is a citizen of Colombia who has decades of experience working in Colombia.

Robert Horsley, Director (Age: 35)

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

Brian Gusko, Director (Age: 50)

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

Octavio De La Espriella, Chief Operating Officer (Age: 50)

Mr. De La Espriella is the Chief Operating Officer of Tower Three. He was formerly the Chief Operating Officer of Continental Towers Company where he helped expand the portfolio to over 200 towers in a two-year period. His role today is the interface of Tower Three with the four principal carriers/operators within Colombia (i.e., Claro, Tigo, Avantel, and Movistar). He has a Bachelor of Science degree in Finance from Colegio de Estudios Superiores de Administración CESA.

B. Compensation.

Remuneration and Borrowing

The Company’s Board of Directors (the “Board”) may determine remuneration to be paid to the directors. The Compensation Committee of the Board (the “Compensation Committee”) assists the Board in reviewing and approving the compensation structure for the directors. The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of the Company or of any third party.

Compensation of Directors and Executive Officers

In 2016, we paid aggregate cash compensation of approximately $nil to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

We provide directors and officer’s liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage is scheduled to expired on January 24, 2018, and we renewed the insurance upon its expiration

Stock Option Plan

The Board adopted a stock option plan (the “Option Plan”), which was approved by shareholders on May 20, 2016 at the Company’s Annual General Meeting. The purpose of the Option Plan is to provide incentives to attract, retain and motivate executive officers, directors and employees whose present and future contributions are important to the Company. The maximum number of the Company’s shares of common stock reserved for issuance pursuant to stock options granted under the Option Plan will, at any time, be 10% of the number of the Company’s shares of common stock then outstanding. The number of the Company’s shares of common stock that may be issued to any one person shall not exceed 5% of the Company’s total issued and outstanding shares of common stock on a non-diluted basis. The price at which the Company’s shares may be issued under the stock option plan will be determined from time to time by the Board in compliance with the rules and policies of any stock exchange upon which the Company’s shares of common stock are listed. The vesting of options granted under the Option Plan will be determined by the Board at the time of the grant. Options granted under the Option Plan may be exercisable over a maximum period of five years. They will generally have a term of 5 years and vest over four years, 25% on each of the first four anniversaries of the date of grant, provided the optionee is in continuous service to the Company. The Board may amend the terms of the Option Plan from time to time, to the extent permitted by the Option Plan and any rules and policies of any stock exchange on which the Company’s shares of common stock are listed, or terminate it at any time. If the Company accepts any offer to amalgamate, merge or consolidate with any other company (other than a wholly-owned subsidiary) or if holders of greater than 50% of the Company’s shares of commons stock accept an offer made to all or substantially all of the holders of the Company’s shares of common stock to purchase in excess of 50% of our current issued and outstanding shares of commons stock, any then-unvested options will automatically vest in full.

Equity Compensation Plan Information as of December 31, 2016

Plan Category	Column (a)	Column (b)	Column (c)
	Number of securities to	Weighted-average	Number of securities remaining
	be issued upon exercise	exercise price of	available for future issuance
	of outstanding options	outstanding options	under equity compensation plans
Equity compensation plans approved by security holders	Nil	Nil	673,588
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	Nil	Nil	673,588

Employment Agreements

The Company currently does not have any employment agreements with any of its executive officers.

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

Composition of the Audit Committee

As noted above, the members of the Audit Committee are Alejandro Ochoa, Robert Horsley, and Brian Gusko, all of whom are considered independent pursuant to NI 52-110, except for Mr. Ochoa. All members of the Audit Committee are considered to be financially literate.

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

Relevant Education and Experience

Please see above for the biographies of Alejandro Ochoa, Robert Horsley, and Brian Gusko.

Pre-Approval Policies on Certain Exemptions

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. The Company’s auditors have not provided any material non-audit services.

Compensation Committee

The Company current does not have a compensation committee as the Board performs the functions that a compensation committee would normally perform.

D. Employees

As of December 31, 2016 the Company had the following number of employees and contractors:

Location	Full Time Employees	Contractors
Vancouver, British Columbia	0	2

The Company has previously utilized consultants and contractors to carry on many of its activities and, in particular, to supervise and conduct pre-clinical scientific experiments, assay development and validation. Other functions the Company have previously decided to outsource include assay development, formulation, clinical trials and manufacturing. As the Company expands its activities, it is probable that it will hire additional employees, especially in connection with its operations upon completion of the Tower three Transaction. .

E. Share Ownership.

The following table sets forth, as of June 1, 2017: (a) the names of each beneficial owner of more than five percent (5%) of our common stock known to us, the number of shares of common stock beneficially owned by each such person, and (b) the names of each director and officer, the number of shares our common stock beneficially owned, and the percentage of our common stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated. Individual beneficial ownership also includes shares of common stock that a person has the right to acquire within 60 days from June 1, 2017. Unless otherwise indicated, the address of the person’s below is the Company’s address at 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada.

Name and Municipality of Residence and Position	Common Shares Held	Percentage of Common Shares Outstanding(1)	Percentage of Votes Hold
Alejandro Ochoa President, Chief Executive Officer & Director	12,000,000	18.84%	18.84%
Abbey Abdiye, Chief Financial Officer and Corporate Secretary	Nil	Nil	Nil
Fabio Alexander Vasquez Director	12,000,000	18.84%	18.84%
Brian Gusko, Director	1,911,971	3.60%	3.60%
Octavio De La Espriella Chief Operating Officer	Nil	Nil	Nil
Robert Horsley Director	1,841,666	2.89%	2.89%
Directors and Officers as a Group	27,753,637	43,57%	43.57%

(1)	Based on 63,942,365 shares of common stock outstanding on August 21, 2017.

Item 7. Major Shareholders and Related Party Transactions

A . Major Shareholders.

Please refer to Item 6.E, “Share Ownership”.

B. Related Party Transactions.

Other than as disclosed herein, to the best of our knowledge, in the year ended December 31, 2016, there were no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

Payments or accruals for related party services provided to the Company during the years ended December 31, 2016 and December 31, 2015 were:

	2016	2015
	$	$
Salary paid to a former chief executive officer and director	-	106,667
Consulting fees paid to company controlled by a director	78,571	24,000
Accounting fees paid to a company controlled by the CFO	15,714	7,500
Legal fees paid to a director	-	1,334
Share-based payments for options issued to a director	-	4,500
	94,285	144,001

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

On March 21, 2016 the Company entered settlement agreements with related parties that included as well as other parties whereby the Company would issue Common Shares at a deemed price of $0.06 per Common Share for the settlement amounts owing to such creditors. Pursuant to these settlement agreements, $43,000 would be settled and a total of approximately 716,666 Common Shares would be issued to these creditors. Of the 716,666 Common Shares to be issued in connection with the debt settlement, 666,666 Common Shares were issued to Howe and Bay. The indebtedness settled or released related to consulting services and money owed to the Creditors. The disinterested directors of the Company approved this debt settlement with the related party.

As at December 31, 2016, the only balances the Company had with related parties were $189,468 due from Tower Three. These balances reflected short term loans to Tower Three by the related parties in order to fund the construction of Tower Three’s towers. These short term loans were all unsecured, non-interest bearing and payable on demand. As of March 31, 2017, those balances were all $nil. There are no further proposed related party transactions.

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

Dividend Distributions

We did not declare or pay any dividends to our shareholders in 2016. The actual timing, payment and amount of dividends paid on our shares of common stock is determined by our Board, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our Board considers relevant.

B. Significant Changes

Please refer to “Item 4: Information on the Company – A. History and Development of the Company” for a discussion of significant events that have occurred after December 31, 2016.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s Common Shares are listed for trading on the CSE under the symbol of “TO”.

The high and low sale prices on the CSE of our Common Shares for the five most recent full financial years:

Year Ended	High Sales Price	Low Sales Price
2012	$0.17	$0.03
2013	$0.16	$0.04
2014	$0.08	$0.02
2015	$0.04	$0.01
2016	$0.44	$0.01

The quarterly high and low sales prices on the CSE for our Common Shares for the two most recently completed full financial years and any subsequent quarters are:

Quarters Ended	High Sales Price	Low Sales Price
March 31, 2015	$0.03	$0.01
June 30, 2015	$0.02	$0.01
September 30, 2015	$0.02	$0.01
December 31, 2015	$0.01	$0.01
March 31, 2016	$0.10	$0.10
June 30, 2016	$0.16	$0.16
September 30, 2016	$0.32	$0.32
December 31, 2016	$0.40	$0.40
March 31, 2017	$0.51	$0.33

The monthly high and low sales prices on the CSE of our Common Shares for the six most recent months are:

Month	High Sales Price	Low Sales Price
December 2016	$0.40	$0.40
January 2017	$0.51	$0.45
February 2017	$0.45	$0.34
March 2017	$0.51	$0.33
April 2017	$0.415	$0.20
May 2017	$0.29	$0.19

On August 21, 2017, the closing price of our Common Shares was $0.22 per share

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

As of August 21, 2017, the Company had 63,942,365 Common Shares outstanding, 12,575,563 warrants outstanding and 769,565 stock options outstanding.

The Company has financed its operations through the issuance of Common Shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows:

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

  On October 28, 2014 the Company issued to consultants a total of 16,667 stock options to purchase Common Shares with an exercise price of $3.00, 6,667 of the options will expire on October 28, 2015; 3,333 of the options will expire on October 28, 2018; and 6,667 will expire October 28, 2020;

  On February 2, 2015, the Company issued a total of 13,333 stock options to purchase Common Shares to a director and a consultant;

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

  On May 20, 2015, the Company received $3,600 for the exercise of 4,000 warrants at an exercise price of $0.90. The shares were not issued until after December 31, 2015;

  On February 16, 2016, the Company issued 4,000 Common Shares in connection with the exercise of warrants for $0.90 per share for gross proceeds of $3,600;

  On March 4, 2016, the Company issued 10,000 Common Shares at price of $0.45 per share pursuant to an agreement with an unrelated third party that was not pursued;

  On March 30, 2016, the Company completed a private placement of 4,855,998 Common Shares at $0.06 per share for gross proceeds of $291,360 (including $245,360 in cash proceeds and $46,000 to settle outstanding debt);

  In September 2016, the Company issued 500,000 Common Shares in connection with the exercise of stock options at $0.25 per share for gross proceeds of $120,000;

  During the year ended December 31, 2016 13,333 stock options and 458,333 warrants outstanding were cancelled.

  On January 9, 2017, in connection with the Tower Three Transaction, the Company completed a private placement of 15,484,912 Units at a price of $0.15 per Unit for gross proceeds of $2,322,737. Each Unit consisted of one Common Share and one warrant with each whole warrant entitling the holder to purchase, for a period of 12 months from the date of issue, one additional Common Share at an exercise price of $0.40 per Common Share. The Company paid finders and brokers cash commissions of $87,767 and issued 585,177 broker warrants;

  On January 11, 2017, the Company issued 30,000,000 Common Shares in connection with the Tower Three Transaction;

  On March 17, 2017, the Company issued a total of 700,000 stock options to directors, officers and consultants of the Company with an expiry of five years and an exercise price of $0.45 per share;

  On April 18, 2017, the Company issued 500,000 Common Shares pursuant to an agreement with an unrelated company to take assignment of the company’s assets, trade secrets and receivables;

  On May 4, 2017, the Company issued a total of 1,050,000 stock options to consultants and an officer of the Company with an expiry date of five years and an exercise price of $0.23 per share;

  On June 13, 2017, the Company issued a total of 4,000,000 stock options to consultants of the Company with an expiry date of five years and an exercise price of $0.23 per share;

  On June 19, 2017, the Company issued 1,500,000 Common Shares to consultants of the Company who assisted in the transaction with Evolution Technology SA;

  On June 21, 2017, the Company issued 1,000,000 Common Shares to a consultant of the Company to settle outstanding debt of $230,000;

  From May to July 2017, the Company issued 4,980,435 Common Shares for the exercise of stock options at an exercise price of $0.24 and for total proceeds of $1,145,450; and

  In July 2017, the Company issued 3,494,466 Common Shares for the exercise of warrants at an exercise price of $0.30 and for total proceeds of $1,048,340.

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

C. Material Contracts

Except for contracts entered into by the Company in the ordinary course of business, the only material contracts entered into by the Company in the previous two years are the following:

(a)

On October 19, 2016, the Company entered into the Tower Three Agreement to acquire all of the issued and outstanding securities of Tower Three. Pursuant to the terms of the Tower Three Agreement, the Company would acquire 100% of the securities of Tower Three from the shareholders of Tower Three, by issuing 30,000,000 Common Shares to the shareholders of Tower Three on a pro rate basis. These Common Shares were to be held in escrow pursuant to the terms of an escrow agreement which provided they were to subject to the following escrow restrictions: (i) restrictions based on certain performance milestones; (ii) time-based release restrictions prescribed under Canadian securities laws, and (iii) voluntary escrow restrictions;

(b)

On April 18, 2016, the Company entered the Arrangement Agreement (as amended on April 21, 2016) in order to effect the Arrangement under the BCBCA. The Arrangement Agreement provided that Cabbay was to issue, 379,887 common shares to the Company’s shareholders on a pro-rata basis in exchange for a special class of reorganization shares of the Company held by shareholders of the Company. Agreement, the transfer of the Forge Agreement to Cabbay and the assignment of $435,360 of the Company’s debt to Cabbay.

(c)

On July 24, 2015 the Company entered into the Forge Agreement pursuant to which the Company agreed to sell certain of its technology assets (related to fibrosis and erectile dysfunction) to Forge in return for 15,000,000 common shares of Forge.

(d)

On March 21, 2016, the Company entered a settlement agreement with Howe and Bay Financial Corp. (“Howe”) pursuant to which 666,666 Common Shares were to be issued to Howe in exchange for the release of monies owing to Howe for consulting services previously provided by Howe to the Company.

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

Inflation-related risks

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

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

However, with the completion of the Tower Three Transaction, the Company anticipates that the fluctuations of the Columbian Peso may impact the Company’s financial results moving forward. The Company intends to monitor such potential impact and will possibly develop a hedging policy if such fluctuations become material.

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

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making this assessment management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment and the criteria discussed above, management believes that, as of December 31, 2016, the Company maintained effective internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table presents fees for professional audit services for the audit of the Company’s annual financial statements for fiscal year 2016 and 2015 and fees billed for other services rendered during 2016 and 2015.

	Fiscal 2016	Fiscal 2015
	Manning Elliott	Davidson &
	LLP	Company LLP
Type of Service/Fee
Audit Fees (1)	$32,000	$18,000
Audit Related Fees (2)	$-	$360
Tax Fees (3)	$-	$3,576
All Other Fees	$-	$-

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

Item 16E. Purchases of Equity Securities by the Company and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Fiscal Year 2015

Resignation of James Stafford

Upon mutual agreement, James Stafford, Inc. ("James Stafford") resigned as our principal accountant effective April 16, 2015 and we appointed Davidson & Company LLP as our independent registered public accounting firm for the year ended December 31, 2014.

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

Fiscal Year 2017

On March 9, 2017, the Company’s former auditor Davidson & Company LLP resigned at the Company’s request.

Resignation of Davidson & Company LLP

Upon mutual agreement, Davidson & Company LLP, resigned as our principal accountant effective March 9, 2017 and we appointed Manning Elliott LLP as our independent registered public accounting firm for the year ended December 31, 2016. Our Audit Committee and Board considered and approved the decision to change accountants.

The audit report of Davidson & Company LLP on our financial statements for the fiscal years ended December 31, 2015 prepared in accordance with IFRS did not contain an adverse opinion, a disclaimer of opinion, a modification or a qualification.

During our most recent fiscal year and any subsequent interim period preceding such resignation, there were no disagreements with Davidson & Company LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Davidson & Company LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

None of the following events occurred within our two most recent fiscal years and any subsequent interim period preceding Davidson & Company LLP’s resignation:

(A)	Davidson & Company LLP advised us that the internal controls necessary for us to develop reliable financial statements did not exist;

(B)

Davidson & Company LLP advised us that information came to Davidson & Company LLP’s attention that has led it to no longer be able to rely on our management’s representations, or that had made it unwilling to be associated with the financial statements prepared by our management;

(C)

Davidson & Company LLP advised us of the need to expand significantly the scope of its audit, or that information came to Davidson & Company LLP’s attention during our two most recent fiscal years and any subsequent interim period, that if further investigated may:

(i)

materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or

(ii)	cause it to be unwilling to rely on our management’s representations or be associated with our financial statements; and

due to Davidson & Company LLP’s resignation (due to audit scope limitations or otherwise), or for any other reason, Davidson & Company LLP did not so expand the scope of its audit or conduct such further investigation; or

(D)	Davidson & Company LLP advised us that information came to Davidson & Company LLP’s attention that it had concluded materially impacts the fairness or reliability of either:

(i)	a previously issued audit report or the underlying financial statements, or

(ii)

the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to Davidson & Company LLP’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and

due to Davidson & Company LLP’s resignation (due to audit scope limitations or otherwise), or for any other reason, the issue had not been resolved to Davidson & Company LLP’s satisfaction prior to its resignation.

Appointment of Manning Elliott LLP

Our board of directors appointed Manning Elliott LLP to be our principal accountant effective March 9, 2017.

We did not consult Manning Elliott LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The Company’s audited financial statements for fiscal year ended December 31, 2016 as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. All of the financial information is presented herein in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19. Exhibits

Exhibit	Description of Exhibit
Number
1.1	Articles of the Company.*
1.2	Certificate of Change of Name dated December 28, 2016.
4.1	Stock Option Plan.*
4.3	The Arrangement Agreement between the Company and Cabbay Holdings Corp. dated April 18, 2016 and amended on April 21, 2016.
4.4	Share Exchange Agreement dated October 19, 2016, between the Company, Tower Three SAS, and the shareholders of Tower Three SAS.
8.1	List of significant subsidiaries of the Company as of August 21, 2017.
11.1	Code of Business Conduct and Ethics.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter dated September 8, 2017 by James Stafford, Inc. Chartered Accountants as required by Item 16F of Form 20-F
15.2	Letter dated September 8, 2017 by Davidson & Company LLP Chartered Professional Accountants as required by Item 16F of Form 20-F
15.3	Audit Committee Charter*

*Filed with previous Form 20-Fs

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TOWER ONE WIRELESS CORP.

Date: September 8, 2017	By: /s/ Alejandro Ochoa
Name: Alejandro Ochoa
Title: Chief Executive Officer

By: /s/ Abbey Abdiye
Name: Abbey Abdiye
Title: Chief Financial Officer

Exhibit 99.1

TOWER ONE WIRELESS CORP.
(Formerly PACIFIC THERAPEUTICS LTD.)
FINANCIAL STATEMENTS

Years Ended
December 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.)

We have audited the accompanying financial statements of Tower One Wireless Corp. which comprise the statement of financial position as at December 31, 2016, and the statements of comprehensive income (loss), changes in equity and cash flows for the year then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements, and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained based on our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Tower One Wireless Corp. as at December 31, 2016, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the ability of Tower One Wireless Corp. to continue as a going concern.

Other Matter

The financial statements of Tower One Wireless Corp. 20F filing for the years ended December 31, 2015 and 2014 were audited by another auditor who expressed unmodified opinions on those statements on April 4, 2016 and April 30, 2015 respectively.

/s/ Manning Elliot LLP

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia
August 23, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.)

We have audited the accompanying financial statements of Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.), which comprise the statements of financial position as of December 31, 2015 and 2014, and the related statements of comprehensive income (loss), changes in shareholders’ deficiency, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.) as at December 31, 2015 and 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.) has suffered recurring losses from operations and has a net capital deficiency. These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Chartered Professional Accountants

Vancouver, Canada

September 7, 2017

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Statements of Financial Position
As at December 31, 2016 and 2015
(Expressed in Canadian Dollars)

	Note	2016	2015
		$	$

Current Assets
Cash		1,378,183	-
Amounts receivable		14,439	1,744
Due from related parties	7	189,468	-
Prepaid expenses and deposits		26,190	12,951
		1,608,280	14,695
Other receivable	5	-	1
		1,608,280	14,696

Current Liabilities
Bank overdraft		-	141
Accounts payable and accrued liabilities		133,507	333,034
Convertible note	6	-	62,460
Due to related parties	7	6,300	228,472
		139,807	624,106

Shareholders’ Equity (Deficiency)
Share capital	8	3,292,175	2,800,010
Shares committed for issuance	8	-	4,800
Shares subscriptions received	13(b)	1,602,257	-
Equity component of convertible note	6	-	1,080
Contributed surplus		563,568	121,939
Deficit		(3,989,527)	(3,537,239)
		1,468,473	(609,410)
		1,608,280	14,696

Nature of operations and going concern (Note 1)
Subsequent events (Note 13)

Approved on behalf of the Board of Directors:

“Alejandro Ochoa”	“Brian Gusko”

The accompanying notes are an integral part of these financial statements.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Statements of Comprehensive Income (Loss)
For the Years Ended December 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars)

	Note	2016	2015	2014
		$	$	$
Expenses
Advertising and promotion		-	22,386	67,923
Amortization of property and equipment		-	-	1,216
Amortization of intangible assets		-	2,993	5,618
Bank charges and interest		766	4,077	10,047
Donation		-	-	500
Insurance		19,631	9,707	30,194
Interest accretion	6	-	25,503	11,005
Investor relations		-	-	25,075
Office and miscellaneous		32,175	1,666	5,428
Professional fees		307,414	85,486	168,490
Rent and occupancy costs		-	3,172	14,543
Share-based payments	8	75,505	11,998	152,028
Telephone and utilities		-	1,516	2,006
Transfer agent		17,318	9,462	24,107
Travel		-	230	11,906
Wages and benefits		-	106,667	160,947
		(452,809)	(284,863)	(691,033)
Other Income (Expenses)
Foreign exchange		5,711	(28,269)	440
Gain on debt settlement	7	-	535,077	-
Gain on derivative liability		-	36,188	-
Impairment of intangible assets		-	(67,065)	-
Interest on convertible notes	6	(5,190)	(6,395)	(1,825)
Loss on retirement assets	6	-	-	(1,227)
Loss on settlement of convertible note	6	-	(5,000)	-
		521	464,536	(2,612)

Net income (loss) and comprehensive income (loss)		(452,288)	179,673	(693,645)

Income (loss) per common share – basic and diluted		(0.09)	0.13	(0.56)

Weighted average number of common shares		5,175,946	1,351,500	1,248,561

The accompanying notes are an integral part of these financial statements.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Statement of Changes in Equity
(Expressed in Canadian Dollars)

				Shares	Equity
	Number of		Share	committed	component
	Common	Share	subscriptions	for	of convertible	Contributed
	shares	capital	received	issuance	note	surplus	Deficit	Total
		$	$	$	$	$	$	$

Balance at December 31, 2013	1,248,554	2,699,210	-	-	-	123,704	(3,263,058)	(440,144)
Shares issued for cash	4,000	4,800	-	-	-	1,200	-	6,000
Shares exchanged for debt	46,667	56,000	-	-	-	14,000	-	70,000
Subscription received for shares	-	-	30,000	-	-	-	-	30,000
Share-based payments	-	-	-	-	-	152,028	-	152,028
Options expired unexercised	-	-	-	-	-	(1,166)	1,166	-
Comprehensive loss	-	-	-	-	-	-	(693,645)	(693,645)

Balance at December 31, 2014	1,299,221	2,760,010	30,000	-	-	289,766	(3,955,537)	(875,761)
Units issued for debt @$1.50	39,333	23,600	-	-	-	35,400	-	59,000
Units issued for cash @$1.50	27,333	16,400	(30,000)	-	-	24.600	-	11,000
Shares committed for issuance on exercise of warrants	-	-	-	4,800	-	(1,200)	-	3,600
Share-based payments	-	-	-	-	-	11,998	-	11,998
Fair value of conversion feature on convertible note	-	-	-	-	1,080	-	-	1,080
Options and warrants expired and unexercised	-	-	-	-	-	(238,625)	238,625	-
Comprehensive income	-	-	-	-	-	-	179,673	179,673

Balance at December 31, 2015	1,365,887	2,800,010	-	4,800	1,080	121,939	(3,537,239)	(609,410)
Shares issued for cash @$0.06	4,089,332	245,360	-	-	-	-	-	245,360
Shares issued for debt settlement	766,666	46,000	-	-	-	-	-	46,000
Exercise of warrants	4,000	4,800	-	(4,800)	-	-	-	-
Shares issued to True Vita	10,000	500	-	-	-	-	-	500
Exercise of options	500,000	195,505	-	-	-	(75,505)	-	120,000
Share-based payments	-	-	-	-	-	75,505	-	75,505
Subscriptions received	-	-	1,602,257	-	-	-	-	1,602,257
Transfer of convertible note	-	-	-	-	(1,080)	1,080	-	-
Debt forgiveness	-	-	-	-	-	440,549	-	440,549
Comprehensive loss	-	-	-	-	-	-	(452,288)	(452,288)

Balance at December 31, 2016	6,735,885	3,292,175	1,602,257	-	-	563,568	(3,989,527)	1,468,473

The accompanying notes are an integral part of these financial statements.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Statements of Cash Flows
For the Years Ended December 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars)

	2016	2015	2014
	$	$	$

Cash flows from operating activities
Net (loss) income	(452,288)	179,673	(693,645)
Items not affection cash:
Amortization of property and equipment	-	-	1,216
Amortization of intangible assets	-	2,993	5,618
Accretion	-	25,503	11,005
Interest expense on convertible note	3,730	6,395	1,825
Gain on derivative liability	-	(36,188)	-
Share-based payments	75,505	11,998	152,028
Impairment of intangible assets	-	67,065	-
Gain on forgiveness of debt	-	(535,077)	-
Loss on investment	500	-	-
Loss on retirement of assets	-	-	1,227
Loss on settlement of convertible note	-	5,000	-
	(372,553)	(272,638)	(520,726)

Changes in non-cash working capital item:
Amounts receivable	(12,695)	(432)	6,079
Prepaid expenses	(13,239)	(12,951)	36,605
Accounts payable and accrued liabilities	2,228	124,561	111,273
	(396,259)	(161,460)	(366,769)

Cash flows from investing activity
Additions to intangible assets	-	(5,570)	(10,195)

Cash flows from financing activities
Advances from (to) related parties	(188,035)	150,776	142,685
Exercise of stock options	120,000	-	-
Repayment of convertible note	(5,000)	-	-
Shares issued for cash	245,360	14,600	6,000
Subscriptions received	1,602,257	-	30,000
Convertible note	-	-	50,000
Repayment of convertible note	-	-	(30,900)
	1,774,582	165,376	197,785

Change in cash and cash equivalents	1,378,324	(1,654)	(179,179)
Cash and cash equivalents (bank overdraft), beginning	(141)	1,513	180,692

Cash and cash equivalents (bank overdraft), ending	1,378,183	(141)	1,513

Supplemental disclosure of cash flow information:
Cash paid for interest	-	-	-
Cash paid for income taxes	-	-	-

Supplemental Cash Flow Information (Note 12)

The accompanying notes are an integral part of these financial statements.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

1.	NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.) (the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On March 6, 2016, the Company incorporated Cabbay Holdings Corp. (“Cabbay”), a wholly owned subsidiary. On April 21, 2016, the Company entered into a plan of arrangement (“Arrangement”) with Cabbay and its shareholders. Under the Arrangement, Cabbay issued its common shares in exchange for special Class of reorganization shares of the Company held by the shareholders of the Company. The Company then redeemed the special Class of reorganization shares held by Cabbay in exchange for the Asset Purchase Agreement with Forge Therapeutics Inc., described in Note 5 and $1,000. The Arrangement was approved by the Company’s shareholders on May 20, 2016 and by the Supreme Court of British Columbia on May 31, 2016. Upon completion of the Arrangement, Cabbay was no longer a subsidiary of the Company. In connection with the restructuring, $440,549 of the Company’s debt in the form of accounts payable, convertible note and amounts due to related parties was assigned to Cabbay. As a result of the assignment and the Arrangement, the Company recorded $440,549 in contributed surplus for the year ended December 31, 2016.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At December 31, 2016, the Company had an accumulated deficit of $3,989,527 which has been funded primarily by the issuance of equity. Ongoing operations of the Company are dependent upon the Company’s ability to receive continued financial support, complete equity financings and ultimately the generation profitable operations in the future. These factors raise significant doubt about the Company’s ability to continue as a going concern.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a)	Statement of Compliance

These financial statements of the Company for the years ended December 31, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were approved and authorized for issue by the Board of Directors on August 23, 2017.

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

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c)	Use of Estimates

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

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The fair value of the underlying common shares is assessed as the most recent issuance price per common share for cash proceeds. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 8.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these financial statements:

(a)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less.

(b)	Income per share

Basic income per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company’s common shares at their average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

(c)	Intangible assets

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

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Impairment

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

(e)	Share capital

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

(f)	Share-based payments

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

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Income taxes

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

(h)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resourced embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

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

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Financial instruments (continued)

(a)	Financial assets (continued)

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

The Company has classified its cash and cash equivalents at fair value through profit or loss. The Company’s due from related parties are classified as loans and receivables.

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

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Financial instruments (continued)

(b)	Financial liabilities

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

The Company’s accounts payable, convertible note and due to related parties are classified as other financial liabilities. The Company’s derivative liability component of the convertible note is classified as fair value through profit or loss.

(j)	Adoption of new pronouncements

The Company did not adopt any new or amended accounting standards during the year ended December 31, 2016 which had a significant impact on the Financial Statements.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Standard effective for annual periods beginning on or after January 1, 2018

IFRS 9 Financial Instruments - In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities. In November 2013 the standard was revised to add the new general hedge accounting requirements. The standard was finalized in July 2014 and was revised to add a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income (“FVOTCI”) category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flow characteristics test.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

4.	RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

IFRS 15 - Revenue from Contracts with Customers - On May 28, 2014 the IASB issued IFRS 15, “Revenue from contracts with customers”. IFRS 15 will replace IAS 11, “Construction contracts”, IAS 18, “Revenue”, IFRIC 13, “Customer loyalty programmes”, IFRIC 15, “Agreements for the construction of real estate”, IFRIC 18, “Transfers of assets from customers” and SIC 31, “Revenue – barter transactions involving advertising services”. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time; or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

Standard effective for annual periods beginning on or after January 1, 2019

IFRS 16 – Leases - On January 13, 2016 the IASB issued IFRS 16, “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease.

The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15, “Revenue from contracts with customers” at or before the date of initial adoption of IFRS 16.

The extent of the impact of adoption of these above standards on the financial statements of the Company has not yet been determined.

5.	SALE OF INTANGIBLE ASSETS

On July 24, 2015 (effective on August 25, 2015 with shareholder approval) the Company entered into a definitive agreement (the “Agreement”) with Forge Therapeutics Inc. ("Forge") - a private US company -to sell the Company’s patents in the area of the development of therapies for fibrosis and erectile dysfunction. Proceeds from the sale were a commitment by Forge to issue 15,000,000 common shares.

Subject to the terms of the Agreement, if the 15,000,000 shares are not issued to the Company within 3 years, then the Company may trigger the issuance of the shares, and if at the end of 5 years the shares have not been issued then Forge must return the assets to the Company. In the event of a sale by Forge to a third party of the assets purchased under the Agreement, the Company will receive 6% of the value of that transaction, subject to certain conditions. The Company has assessed that the fair value of the right to receive the shares from Forge is not determinable and accordingly has recorded a nominal value of $1. As a result of the disposal, the Company recognized impairment on its intangible assets in the amount of $67,065 for the year ended December 31, 2015.

A condition of the sale was that Forge will pay to the Company an annual maintenance fee of $50,000. In the Company’s judgement, no portion of this amount will be recognized until collection can be assured. During the year ended December 31, 2016, no maintenance fee was collected. This Agreement has been assigned to Cabbay upon the Arrangement as described in Note 1.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

6.	CONVERTIBLE NOTES AND DERIVATIVE LIABILITY

On September 11, 2014, the Company issued a convertible note for $50,000 due on September 11, 2015 with an interest rate of 1% per month payable quarterly. On September 11, 2015, the Company was unable to repay the amount owing consisting of principal of $50,000 and unpaid interest of $6,000. The note holder and the Company agreed to accept a penalty of $5,000 bringing the total owing to $61,000. On September 11, 2015 the Company issued an unsecured convertible note in the amount of $61,000 due on September 11, 2016 convertible at the option of the holder into common shares at $1.50 per share with the same term. The fair value of the conversion feature was classified as equity and valued at $1,080. The present value of the debenture was assessed as $59,920 based on the face value of $61,000, term of 1 year, interest of 12% per annum and the discount rate of 14%.

During the year ended December 31, 2016, the Company repaid $5,000 to the note holder. The remaining balance of the note was assigned to Cabbay as part of the Arrangement described in Note 1. At December 31, 2016 and 2015 the Company’s convertible notes were valued as follows:

	2016	2015
	$	$
Opening balance	62,460	26,642
Accrued interest	5,190	6,395
Repayment	(5,000)	-
Penalty on settlement of convertible note	-	5,000
Amount transferred on Arrangement Agreement	(62,560)	-
Equity component	-	(1,080)
Accretion	-	25,503
Ending balance	-	62,460

7.	RELATED PARTY TRANSACTIONS AND BALANCES

Due from (to) related Parties

Due from (to) related parties consists of short term amounts loaned, services rendered and expenses paid on behalf of the Company by shareholders of the Company that are unsecured, non-interest bearing, and payable on demand. As at December 31, 2016 and 2015, the Company has the following balances with related parties:

	2016	2015
Due to related parties:	$	$
Amounts owing to the CFO and director	(6,300)	(23,986)
Amounts owing to former directors	-	(31,328)
Amounts owing to a former CEO and director	-	(173,157)
	(6,300)	(228,471)
Due from related party:
Tower Three SAS	189,468	-

Included in prepaid expense was the prepaid consulting fee to a company controlled by a director.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

7.	RELATED PARTY TRANSACTIONS AND BALANCES

Related Party Transactions and Key Management and Personnel Compensation

Payment or accruals for related party services provided to the company were:

	2016	2015	2014
	$	$	$
Salary paid to a former CEO and director	-	106,667	160,000
Consulting fees paid to a company controlled by a director	78,571	24,000	36,000
Accounting fees paid to a company controlled by the CFO	15,714	7,500	6,000
Legal fees paid to a director	-	1,334	3,121
Share-based payments for options issued to a director	-	4,500	67,835
	94,285	144,001	272,956

During the year ended December 31, 2015, the Company assigned certain loans from related parties to Cabbay. See Note 1.

During the year ended December 31, 2015, the Company entered into debt settlement agreements with officers and directors of the Company through which $535,077 in due to related parties was forgiven.

8.	SHARE CAPITAL

Authorized:

Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value

Issued and outstanding during 2016 and 2015:

During the year ended December 31, 2016, the Company issued the following common shares:

(a)

On March 15, 2016, the Company completed a share consolidation on the basis of thirty pre- consolidation common shares for each post consolidation common share. As such, all current and comparative share amounts have been restated to account for the 30 to 1 common share consolidation.

(b)	In September 2016, 500,000 common shares were issued for the exercise of stock options at $0.25 per option for total proceeds of $120,000. $75,505 was also reversed from contributed surplus.

(c)

On March 30, 2016, the Company completed a private placement of 4,089,332 common shares at $0.06 per share for gross proceeds of $245,360. In addition 766,666 common shares were issued to settle debt of $46,000.

(d)

The Company entered into a Joint Venture agreement dated March 4, 2016 with 0829489 B.C. Ltd. (“Truevita”). In connection with the agreement, the Company issued 10,000 common shares of the Company. The value of the shares was $500 and was included in office and miscellaneous expense. There was no activity associated with the Joint Venture and the agreement terminated during the year ended December 31, 2016.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

8.	SHARE CAPITAL (CONTINUED)

Issued and outstanding during 2016 and 2015 (continued):

(e)

On February 16, 2016, 4,000 common shares were issued for exercise of warrants at $0.90 per warrant for total proceeds of $3,600. Contributed surplus in the amount of $1,200 was adjusted in 2015 for this exercise of warrants.

During the year ended December 31, 2015, the Company issued the following common shares:

(f)

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

Stock options and share based payments:

The Company has a Stock Option Plan (the “Plan) which provides that the number of options granted may not exceed 10% of the issued and outstanding shares. Options granted under the Plan generally have a five-year term and are granted at a price no lower than the market price of the common shares at the time of the grant.

On August 12, 2016, the Company granted 500,000 stock options to employees. All options vested immediately upon grant. Share-based compensation of $75,505 was recorded (2015 - $11,998). All these options were exercised in September 2016.

During the year ended December 31, 2015, the Company granted a total of 13,333 options to a former director of the Company. The Company also cancelled 93,333 options due to termination of consulting agreements with various consultants. In addition, 29,167 options were expired unexercised.

The fair value of share based awards is determined using the Black-Scholes Option Pricing model. The model utilizes certain subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The fair value of the stock options granted during 2016 and 2015 was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2016	2015
Grant date fair value per option	$0.15	$1.50 - $2.40
Risk-free interest rate	0.53%	0.78% - 1.63%
Expected dividend yield	0%	0%
Forfeiture rate	0%	4%
Expected option life	1 year	5 years
Expected stock price volatility	179%	299%-308%

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

8.	SHARE CAPITAL (CONTINUED)

Stock options and share based payments (continued):

As at December 31, 2016 and 2015 the following stock options were outstanding and exercisable:

	December 31, 2016		December 31, 2015
		Weighted		Weighted
	Underlying	Average	Underlying	Average
	Shares	Exercise Price	Shares	Exercise Price
		$		$
Stock options outstanding, beginning	13,333	3.00	122,500	3.36
Granted	500,000	0.24	13,333	3.00
Exercised	(500,000)	0.24	-	-
Expired / Cancelled	(13,333)	3.00	(122,500)	(3.66)
Stock options outstanding, ending	-	-	13,333	3.00

The following table summarizes the stock options outstanding and exercisable at December 31, 2015:

		Weighted Average
Number of Options		Remaining Life of
Outstanding and Exercisable	Exercise Price	Options	Expiry Date
	$
833	3.00	0.03	July 3, 2017
5,000	3.00	0.36	December 21, 2017
3,333	3.00	0.31	April 4, 2018
4,167	3.00	0.68	March 7, 2019
13,333		1.72

Warrants:

As at December 31, 2016 and 2015 the following share purchase warrants were issued and outstanding:

	December 31, 2016		December 31, 2015
		Weighted		Weighted
	Underlying	Average	Underlying	Average
	Shares	Exercise Price	Shares	Exercise Price
		$		$
Warrants outstanding, beginning	458,333	3.22	519,000	3.68
Issued	-	-	66,667	4.50
Exercised	-	-	(4,000)	4.50
Expired / Cancelled	(458,333)	(3.22)	(123,334)	5.24
Warrants outstanding, ending	-	-	458,333	3.22

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

9.	INCOME TAXES

Deferred taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred tax assets are evaluated periodically and if realization is not considered likely, a valuation allowance is provided.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rate of 26% (2015 – 26%) to income tax expense is:

	2016	2015	2014
Canadian statutory income tax rate	26%	26%	26%
	$	$	$
Income tax recovery at statutory rate	(117,000)	47,000	(180,000)
Effect on income taxes of:
Change in income tax rate	-	8,000	(24,000)
Permanent differences	53,000	(147,000)	40,000
Losses not recognized	64,000	92,000	164,000
Income taxes recoverable	-	-	-

The nature and effect of the Company’s unrecognized deferred tax assets is as follows:

	2016	2015
	$	$
Equipment	1,000	1,000
Non-capital losses carried forward	1,062,000	995,000
Capital losses carried forward	8,000	8,000
Share issue costs	2,000	5,000
	1,073,000	1,009,000

As at December 31, 2016, the Company had non-capital losses carried forward of approximately $4,084,000 (2015 - $3,827,000) which may be applied to reduce future years’ taxable income, expiring as follows:

$
2027	451,000
2028	245,000
2029	254,000
2030	283,000
2031	402,000
2032	436,000
2033	743,000
2034	553,000
2035	331,000
2036	386,000
4,084,000

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

10.	CAPITAL DISCLOSURE

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

11.	FINANCIAL INSTRUMENTS AND RISK

As at December 31, 2016, the Company’s financial instruments consist of cash, accounts payable and due from (to) related parties. The carrying value of these financial instruments approximates their fair values because of the short term nature of these instruments.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with a high credit quality financial institution.

Liquidity Risk

Liquidity risk is the risk that the Company will not meet its obligations associated with its financial liabilities as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 10. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations. As at December 31, 2016, the Company had a working capital surplus of $1,515,974. All of the Company’s financial liabilities are classified as current.

Foreign Exchange Risk

The Company is not exposed to foreign exchange risk on its financial instruments.

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company’s assets and liabilities can change due to a change in interest rates. The Company is not exposed to interest rate risk as no financial instruments are interest-bearing. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from the financial statements.

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

Cash and cash equivalents and due from related parties are measured using level 1 fair value inputs.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

12.	SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2016, the Company had the following non-cash transactions:

  Issuance of 766,666 common shares for debt settlement (Note 8).

During the year ended December 31, 2015 the Company had the following non-cash transactions:

  Issuance of 39,333 units to retire $59,000 in debt to related parties (Note 8).

  Recognition of an equity component of $1,080 on issuance of a convertible note.

13.	SUBSEQUENT EVENTS

(a)

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

(b)

On January 9, 2017, the Company closed a non-brokered private placement and issued 15,484,912 units at $0.15 per unit for gross proceeds of $2,322,737. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.40 for 12 months following the transaction. If the share price trades at $0.60 for 10 consecutive trading days then the warrant holders will receive notice from the Company to accelerate the exercise of the warrants within 10 days or they will expire. The Company paid finders and brokers cash commissions of $87,767 and issued 585,117 broker warrants with the same terms as the warrants in the private placement. As at December 31, 2016, the Company received shares subscriptions in the amount of $1,602,257 for this private placement.

(c)	In February, 2017, the Company incorporated a 100% owned subsidiary in Argentina.

(d)

On February 2, 2017, the Company entered into an agreement with an unrelated company whereby for the issuance of 500,000 Common Shares, the Company has taken assignment of all the company’s assets, trade secrets and receivables.

(e)	On March 15, 2017, the Company incorporated a subsidiary in Columbia called Tower Two SAS which will purchase and own the real estate on which its cellular towers will be built.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016, 2015 and 2014

13.	SUBSEQUENT EVENTS (CONTINUED)

(f)

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

(g)

On June 19, 2016, the Company announced a warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of the warrants will be reduced to $0.30 if exercised prior to July 21, 2017 and one Incentive Warrant will be granted for each warrant exercised. Each Incentive Warrant will be exercisable to acquire one common share at a price of $0.50 for one year. In July 2017, 3,774,466 warrants were exercised under this program and as a result, 3,774,466 Incentive Warrants were issued. As of August 23, 2017, proceeds of $1,048,340 were received for the exercise of warrants.

(h)	On June 21, 2017, the Company granted 1,000,000 Common Shares to a third party consultant to settle an outstanding debt balance of $230,000.

(i)

Subsequent to the year ended December 31, 2016, the Company granted a total of 5,750,000 stock options to directors, officers and consultants of the Company of which 5,050,000 are exercisable at $0.23 and 700,000 are exercisable at $0.45. All stock options granted have a term of five years.

(j)	Subsequent to the year ended December 31, 2016, the Company issued 4,780,435 common shares for the exercise of stock options at $0.23 for total proceeds of $1,099,500.

