Form 20-F
period 2017-01-12
TOWER ONE WIRELESS CORP.
filed 2017-11-03
CIK 1579026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
_________________________________________

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended __________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR

[ X ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: January 12, 2017

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

[   ] Item 17 [   ] Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES [   ] NO [   ]

Part I

References in this Shell Company Report on Form 20-F to “we,” “our” and the “Company” refer to Tower One Wireless Corp. and its predecessor, as applicable, individually and collectively with its subsidiaries as the context requires.

Brief Introduction

Tower One Wireless Corp. is a British Columbia, Canada corporation, incorporated on September 12, 2005, under the British Columbia Business Corporations Act (“BCBCA”). It is a reporting Company in British Columbia and Ontario, and its shares are listed for trading on the Canadian Securities Exchange (“CSE”), the Frankfort Stock Exchange and are quoted on the OTCQB Venture Market.

The Company was initially incorporated as “Pacific Therapeutics Ltd.” On January 12, 2017, in connection with the completion of the Tower Three Transaction (defined below) the Company changed its name to “Tower One Wireless Corp.”

Before the completion of the Tower Three Transaction, the Company was a development stage specialty pharmaceutical company focused on developing late stage clinical therapies and in-licensed novel compounds for fibrosis, erectile dysfunction (ED) and other conditions. On July 24, 2015 the Company entered into a purchase and sale agreement (the “Forge Agreement”) with Forge Therapeutics Inc. (“Forge”) of Wyoming, pursuant to which the Company agreed to sell certain of its technology assets (related to fibrosis and erectile dysfunction) to Forge in return for 15,000,000 common shares of Forge. The Company also entered into a 50-50 joint-venture with Truevita Supplements in March 2016 to develop an early stage immune boosting herbal supplement, known as BP120. This herbal supplement is aimed at the treatment of immune deficiency and hypertension.

On March 6, 2016, the company incorporated Cabbay Holdings Corp. (“Cabbay”) as a wholly-owned subsidiary. The Company entered into an arrangement agreement with Cabbay, dated April 18, 2016 and amended on April 21, 2016 (the “Arrangement Agreement”) in order to effect a plan of arrangement (the “Arrangement”) under the BCBCA. As part of the Arrangement, Cabbay issued its common shares in exchange for a special class of reorganization shares of the Company held by shareholders of the Company, which were subsequently redeemed by the Company in exchange for the assignment of the Forge Agreement and $1,000. The Arrangement Agreement and the Arrangement were approved by the Company’s shareholders on May 20, 2016 and approved by the British Columbia Supreme Court on May 31, 2016. Upon completion of the Arrangement, Cabbay was no longer a subsidiary of the Company. The Arrangement effectively resulted in the spin out of Cabbay to the Company’s shareholders and the transfer of the Forge Agreement to Cabbay. In connection with the restructuring, $440,549 of the Company’s debt in the form of accounts payable, convertible note and amounts due to related parties was assigned to Cabbay.

On January 12, 2017, the Company completed a “fundamental change” transaction (the “Tower Three Transaction”), with Tower Three, a limited liability company formed under the laws of the Republic of Colombia, pursuant to a share exchange agreement made effective as of October 19, 2016, as amended (the “Acquisition Agreement”) among the Company, Tower Three and the shareholders of Tower Three (the “Selling Shareholders”), whereby the Company acquired 100% of the securities of Tower Three from the Selling Shareholders, by issuing 30,000,000 common shares of the Company to the Selling Shareholders on a pro-rata basis. Following the completion of the Tower Three Transaction, Tower Three became a wholly-owned subsidiary of the Company, and the Company began conducting the principal business of Tower Three.

The Company was a shell company prior to the Tower Three Transaction. Since, as a result of the Tower Three Transaction, the Company ceased to be a shell company, the Company is required pursuant to Rule 13a-19 under the Securities Exchange Act of 1934 (the “Exchange Act”) to disclose the information in this Form 20-F that would be required to be disclosed if it were registering securities under the Exchange Act within four days following the consummation of the Tower Three Transaction.

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The Company’s board of directors (the Board”) was reconstituted in conjunction with the closing of the Tower Three Transaction.

Immediately prior to the Tower Three Transaction, the Company’s directors and senior management included the following individuals:

Name	Function	Business Address
Brian Gusko	Director	600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada
Robert Horsley	Director and Chief Executive Officer	600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada
Christine Mah	Director	600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada
Derick Sinclair	Director and Chief Financial Officer	600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada

Upon closing the Tower Three Transaction, the directors and officers of the Company who were either not continuing with the Company or who were continuing with the Company in a different capacity delivered their resignations, and the new directors and senior management were appointed and remain in office as set forth below:

Name	Function	Business Address
Alejandro Ochoa	Director, President and Chief Executive Officer	5301 NW 74th Ave, Miami, FL, 33166, USA
Fabio Alexander Vasquez	Director	5301 NW 74th Ave, Miami, FL, 33166, USA
Robert Horsley	Director	600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada
Brian Gusko	Director	600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada
Abbey Abdiye	Chief Financial Officer	600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada
Octavio De La Espriella	Chief Operating Officer	5301 NW 74th Ave, Miami, FL, 33166, USA

B. Advisers.

The Company’s legal counsel in the United States is Davis Wright Tremaine LLP, 865 South Figueroa Street, Suite 2400, Los Angeles, CA 90017.

C. Auditors.

The Company’s auditor is Manning Elliott LLP, 1100 - 1050 W Pender St, Vancouver, British Columbia, Canada, V6E 3S. The former auditor, Davidson & Company LLP, 1200-609 Granville Street, Vancouver, British Columbia, Canada V7Y 1G6,of Vancouver, British Columbia. served as the Company’s auditor from April 2015 until they resigned on March 9, 2017, at which time Manning Elliott LLP was appointed auditor of the Company.

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected financial data

Selected financial data for Tower One

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

Period ended	FYE 2016 (IFRS)	FYE 2015 (IFRS)	FYE 2014 (IFRS)	FYE 2013 (IFRS	FYE 2012 (IFRS)
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil
Net loss and Comprehensive Loss	($452,288)	$179,673	($693,645)	($740,846)	($605,468)
Basic and diluted loss per share	(0.09)	$0.13	($0.56)	($0.81)	($0.84)
Weighted average shares	5,175,946	1,351,500	1,248,561	918,732	721,240

Year ended	FYE 2016 (IFRS)	FYE 2015 (IFRS)	FYE 2014 (IFRS)	FYE 2013 (IFRS)	FYE 2012 (IFRS)
Total assets	$1,608,280	$14,696	$67,315	$287,004	$206,533
Net Assets	1,468,473	(609,410)	($875,761)	($440,144)	($430,990)
Share capital	$3,292,175	$2,800,010	$2,760,010	$2,669,210	$1,995,716
Shares committed for issuance	$Nil	$4,800	$Nil	$Nil	$Nil
Equity component of convertible note	$Nil	$1,080	$Nil	$Nil	$Nil
Share subscriptions received	$1,602,257	$Nil	$30,000	$Nil	$30,000
Contributed surplus	$563,568	$121,939	$289,766	$123,704	$206,212
Deficit accumulated	($3,989,527)	($3,537,239)	($3,955,537)	($3,263,058)	($2,662,918)
Common Shares Issued and Outstanding	6,735,885	1,365,887	1,299,221	1,248,554	761,894
Dividends	$Nil	$Nil	$Nil	$Nil	$Nil

Selected financial data for Tower Three

The following selected information should be read in conjunction with the financial statements, and notes for Tower Three, filed with this Form 20-F. This information, and all other financial information in this Form 20-F, is stated in Canadian dollars unless otherwise noted. Tower Three was incorporated on December 30, 2015 under the Business Corporation Act of Colombia.

The financial information is presented on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board.

Period ended	FYE 2016	Period from
	(IFRS)	incorporation on
		December 30, 2015 to
		December 31, 2015
		(IFRS)
Total Revenues	$19,406	$Nil
Net loss and Comprehensive Loss	($301,183)	($21,151)
Basic and diluted loss per share	(29.20)	(2.12)
Weighted average shares	10,000	10,000

Year ended	FYE 2016	FYE 2015
	(IFRS)	(IFRS)
Current Assets
Cash	$9,864	$Nil
Due from related parties	$Nil	$4,300
Prepaid expenses and deposits	$114,032	$Nil
	$123,896	$4,300
Equipment	$248,478	$Nil
	$372,374	$4,300
Current Liabilities
Accounts payable and accrued liabilities	$70,406	$Nil
Deferred revenue	$4,480	$Nil
Due to related parties	$615,522	$21,151
	$690,408	$21,151

Shareholders’ Deficiency
Chare capital	$4,300	$4,300
Deficit	$(313,155)	$21,151
Accumulated other comprehensive loss	$(9,179)	Nil
	$(318,034)	$(16,851)
	$372,374	$4,300

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

The most recent weekly publication of the Noon Buying Rate before the date that the Tower Three Transaction was completed reported that, as of January 12, 2017, the Noon Buying Rate for the conversion of dollars to Canadian dollars was $0.7616 per Canadian dollar.

The most recent weekly publication of the Noon Buying Rate before the date of this Form 20-F was filed reported that, as of October 20, 2017, the Noon Buying Rate for the conversion of dollars to Canadian dollars was $0.7925 per Canadian dollar.

B. Capitalization and indebtedness.

The Company’s audited financial statements for fiscal year ended December 31, 2016 as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. All of the financial information is presented herein in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Below is a statement of the capitalization and indebtedness (including indirect and contingent indebtedness) of the Company as at December 31, 2016, showing the company’s capitalization on a pro forma basis as if the Tower Three Transaction had been completed as of that date (expressed in Canadian dollars). It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements and the Tower Three audited financial statements attached hereto starting on page F-1 of this Form 20-F.

		As at December 31, 2016
	Pacific Therapeutics	Tower Three	Pro Forma
		($/C$)
Current Assets
Cash	1,378,183	9,864	1,388,047
Amounts receivable	14,439	—	14,439
Due from related parties	189,468	—	189,468
Prepaid expenses and deposits	26,190	114,032	140,222
	1,608,280	123,896	1,732,176
Equipment	—	248,478	248,478
	—	372,374	372,374
Current liabilities
Accounts payable and accrued liabilities	133,507	70,406	203,913
Deferred revenue	—	4,480	4,480
Due to related parties	6,300	615,522	621,822
	139,807	690,408	830,215
Shareholders’ Equity (Deficiency)
Share capital	3,292,175	4,300	3,296,475
Share subscriptions received	1,602,257	—	1,602,257
Contributed surplus	563,568	—	563,568
Deficit	(3,989,527)	(313,155)	(4,302,682)
Accumulated other comprehensive loss	—	(9,179)	(9,179)
	1,468,473	(318,034)	1,150,439
	1,608,280	372,374	1,980,654

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

  changes in, or success of, customers’ business models;

  governmental regulations, including local or state restrictions on the proliferation of wireless infrastructure;

  cost of constructing wireless infrastructure;

  technological changes, including those (1) affecting the number or type of wireless infrastructure needed to provide wireless connectivity to a given geographic area or which may otherwise serve as substitute or alternative to wireless infrastructure or (2) resulting in the obsolescence or decommissioning of certain existing wireless networks; or

  the ability to efficiently satisfy customers’ service requirements.

A slowdown in demand for wireless connectivity or wireless infrastructure may negatively impact the Company’s growth or otherwise have a material adverse effect on the Company. If the Company’s customers or potential customers are unable to raise adequate capital to fund their business plans, as a result of disruptions in the financial and credit markets or otherwise, they may reduce their spending, which could adversely affect the Company’s anticipated growth or the demand for the Company’s wireless infrastructure or network services. The amount, timing, and mix of the Company’s customers’ network investment is variable and can be significantly impacted by the various matters described in these risk factors. Changes in carrier network investment typically impact the demand for its wireless infrastructure. As a result, changes in carrier plans such as delays in the implementation of new systems, new technologies (including small cells), or plans to expand coverage or capacity may reduce demand for its wireless infrastructure. Furthermore, the wireless industry could experience a slowdown or slowing growth rates as a result of numerous factors, including a reduction in consumer demand for wireless connectivity or general economic conditions. There can be no assurances that weakness or uncertainty in the economic environment will not adversely impact the wireless industry, which may materially and adversely affect the Company’s business, including by reducing demand for its wireless infrastructure or network services. In addition, a slowdown may increase competition for site rental customers or network services. A wireless industry slowdown or a reduction in carrier network investment may materially and adversely affect the Company’s business.

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

Political, economic and other uncertainties in countries where the Company operates could negatively effect the company’s business.

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

In particular, operating in Colombia presents the following unique risks to the Company’s business and operations:

Legal System

As a civil law jurisdiction, Colombia has a legal system different from the common law jurisdictions of Canada and the United States. There can be no assurance that licenses, permits, applications or other legal arrangements will not be adversely affected by changes in governments, the actions of government authorities or others, or the effectiveness and enforcement of such arrangements.

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

Security and guerrilla activity in Colombia could negatively impact the Company’s business.

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

Continuing attempts to reduce or prevent guerrilla activity may disrupt the Company’s operations in the future. The Company may not be able to establish or maintain the safety of its operations and personnel in Colombia, and this violence may affect its operations in the future. Any increase in kidnapping and/or terrorist activity in Colombia generally may disrupt supply chains and discourage qualified individuals from being involved in the Company’s operations. Additionally, the perception that matters have not improved in Colombia may hinder the Company’s ability to access capital in a timely or cost effective manner.

Social Disruptions and Instability in Colombia could disrupt the Company’s Operations.

Generally, companies operating in the telecommunications industry in Colombia have experienced various degrees of interruptions to their operations as a result of social instability. This uncertainty may affect operations in unpredictable ways, including disruptions of access of the Company’s operators to the Company’s towers. There can be no assurance that the Company will be successful in protecting itself against these risks and the related financial consequences. Further, these risks may not in any part be insurable in the event the Company does suffer damage.

The application of anti-bribery or corruption laws could impact the Company’s operations.

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

The Company’s industry is heavily regulated and thus the Company is subject to substantial regulatory risks.

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

Changes in current or future laws or regulations could restrict its ability to operate its business as it currently does.

The Company’s business and that of its tenants are subject to various laws and regulations. In certain jurisdictions, these regulations could be applied or enforced retroactively, which could require that the Company modify or dismantle existing towers. Since the Company’s operating subsidiary, Tower Three SAS (“Tower Three”), is incorporated in Colombia it is thus subject to the laws of such jurisdiction. The Colombian Ministry of Communications has a protocol aimed to explain to local authorities and communities the existence of environmental impacts and negative effects on the health of the people. Zoning authorities and community organizations are often opposed to construction of communications sites in their communities, which can delay, prevent or increase the cost of new tower construction, modifications, additions of new antennas to a site or site upgrades, thereby limiting the Company’s ability to respond to tenant demands. The regulations about distance of cell towers to schools, hospitals, and residences, depend on local authorities, as in Colombia the mayors of municipalities have the power to regulate in an autonomous way the matters related to telecommunication infrastructure. Existing regulatory policies may materially and adversely affect the timing or cost of construction projects associated with the Company’s communications sites and new regulations may be adopted that increase delays or result in additional costs to the Company, or that prevent such projects in certain locations, and noncompliance could result in the imposition of fines or an award of damages to private litigants. In certain jurisdictions, there may be changes to zoning regulations or construction laws based on site location, which may result in increased costs to modify certain of the Company’s existing towers or decreased revenue due to the removal of certain towers to ensure compliance with such changes. These factors could materially and adversely affect the Company’s business, results of operations or financial condition.

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

The Company’s wireless infrastructure may be vulnerable to damage, disruptions, or shutdowns due to unauthorized access, computer viruses, cyber-attacks, and other security breaches. An attack attempt or security breach could potentially result in (1) interruption or cessation of certain of the Company’s services to its customers, (2) the Company’s inability to meet expected levels of service, or (3) data transmitted over the Company’s customers’ networks being compromised. The Company cannot guarantee that its security measures will not be circumvented, resulting in customer network failures or interruptions that could impact its customers’ network availability and have a material adverse effect on its business, financial condition, or operational results. The Company may be required to expend significant resources to protect against or recover from such threats. If an actual or perceived breach of its security occurs, the market perception of the effectiveness of its security measures could be harmed, and the Company could lose customers. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. These attacks may be committed by the Company’s employees, contractors or external actors operating in any geography. Any such events could result in legal claims or penalties, disruption in operations, misappropriation of sensitive data, damage to the Company’s reputation, negative market perception, or costly response measures, which could adversely affect its business.

If the Company is unable to protect its rights to the land under its towers, its business and operating results would be adversely effected.

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

The Company’s operations are primarily in jurisdictions outside of Canada or the United States and consequently the Company is subject to the risks of foreign operations generally.

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

Some countries in which the Company may operate may be considered politically and economically unstable, and in some cases, failure to follow certain formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken by the Company. Management of the Company is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase the Company’s cost of doing business or affect its operations in any area.

The Company may in the future enter into agreements and conduct activities outside of the jurisdictions where it currently carries on business, which expansion may present challenges and risks that the Company has not faced in the past, any of which could adversely affect the results of operations and/or financial condition of the Company.

The Company has a limited operating history.

The Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, lack of revenue, and the risk that it will not achieve its growth objective. There can be no assurance that the Company’s operations will be profitable in the future or will generate sufficient cash flow to satisfy its working capital requirements. Even if the Company does achieve profitability, it cannot predict the level of such profitability. If the Company sustains losses over an extended period of time, it may be unable to continue its business.

A substantial portion of our revenue is derived from our relationship with one tenant.

A substantial portion of our total operating revenues is derived from our leasing agreements with Millicom International Cellular SA. If they are unwilling or unable to perform their obligations under our agreements with them, our revenues, results of operations, financial condition and liquidity would be materially and adversely affected. Additionally, due to the long-term nature of our tenant leases with Millicom International Cellular SA, we depend on their continued financial strength. If our current tenant or any future tenants are unable to raise adequate capital to fund their business plans, they may reduce their spending, which could materially and adversely affect demand for our communications sites and our services business. If, as a result of a prolonged economic downturn or otherwise, one or more of our significant tenants experiences financial difficulties or files for bankruptcy, it could result in uncollectible accounts receivable. The loss of our current tenant, or the loss of all or a portion of our anticipated lease revenues from this tenant or future tenants, could have a material adverse effect on our business, results of operations or financial condition.

The Company is reliant on its management and key personnel.

The success of the Company is dependent upon the ability, expertise, judgment, discretion, and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. The Company attempts to enhance its management and technical expertise by recruiting qualified individuals who possess desired skills and experience in certain targeted areas. The Company’s inability to retain employees and attract and retain sufficient additional employees as well as, engineering, and technical support resources could have a material adverse impact on the Company’s financial condition and results of operation. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results or financial condition.

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

The Company has never paid dividends and has no intention of paying dividends.

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

The Company is subject to a going-concern risk.

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

Item 4. Information on the Company

A. History and Development of the Company

Name and Incorporation

The Company was incorporated under the BCBCA on September 12, 2005 as “Pacific Therapeutics Ltd.” On January 12, 2017, in connection with the completion of the Tower Three Transaction (defined below) the Company changed its name to “Tower One Wireless Corp.”

The head office and registered and records office of the Company is located at Suite 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada. The Company’s phone number is (604) 559-8051, and its web site is www.toweronewireless.com. The information on our website does not form a part of this Form 20-F.

The Company is a reporting Company in British Columbia and Ontario and its shares are listed for trading on the CSE and the Frankfort Stock Exchange and are quoted on the OTCQB Venture Market.

General Development of Business

Before the completion of the Tower Three Transaction, the Company was a development stage specialty pharmaceutical company focused on developing late stage clinical therapies and in-licensed novel compounds for fibrosis, erectile dysfunction (ED) and other conditions. On July 24, 2015 the Company entered into a purchase and sale agreement (the “Forge Agreement”) with Forge Therapeutics Inc. (“Forge”) of Wyoming, pursuant to which the Company agreed to sell certain of its technology assets (related to fibrosis and erectile dysfunction) to Forge in return for 15,000,000 common shares of Forge. The Company also entered into a 50-50 joint-venture with Truevita Supplements in March 2016 to develop an early stage immune boosting herbal supplement, known as BP120. This herbal supplement is aimed at the treatment of immune deficiency and hypertension.

Significant Acquisitions and Dispositions

On March 6, 2016, the company incorporated Cabbay Holdings Corp. (“Cabbay”) as a wholly-owned subsidiary. The Company entered into an arrangement agreement with Cabbay, dated April 18, 2016 and amended on April 21, 2016 (the “Arrangement Agreement”) in order to effect a plan of arrangement (the “Arrangement”) under the BCBCA. As part of the Arrangement, Cabbay issued its common shares in exchange for a special class of reorganization shares of the Company held by shareholders of the Company, which were subsequently redeemed by the Company in exchange for the assignment of the Forge Agreement and $1,000. The Arrangement Agreement and the Arrangement were approved by the Company’s shareholders on May 20, 2016 and approved by the British Columbia Supreme Court on May 31, 2016. Upon completion of the Arrangement, Cabbay was no longer a subsidiary of the Company. The Arrangement effectively resulted in the spin out of Cabbay to the Company’s shareholders and the transfer of the Forge Agreement to Cabbay. In connection with the restructuring, $440,549 of the Company’s debt in the form of accounts payable, convertible note and amounts due to related parties was assigned to Cabbay.

The Tower Three Transaction

On January 12, 2017, the Company completed a “fundamental change” transaction (the “Tower Three Transaction”), with Tower Three, a limited liability company formed under the laws of the Republic of Colombia on December 30, 2015, pursuant to a share exchange agreement made effective as of October 19, 2016, as amended (the “Acquisition Agreement”) among the Company, Tower Three and the shareholders of Tower Three (the “Selling Shareholders”), whereby the Company acquired 100% of the securities of Tower Three from the Selling Shareholders, by issuing 30,000,000 common shares of the Company to the Selling Shareholders on a pro-rata basis, following the completion of which, Tower Three is now a wholly-owned subsidiary of the Company. The Company’s common shares issued to the Selling Shareholders in the Tower Three Transaction were to be held in escrow pursuant to the terms of an escrow agreement which provided they were to subject to the following escrow restrictions: (i) restrictions based on certain performance milestones; (ii) time-based release restrictions prescribed under Canadian securities laws, and (iii) voluntary escrow restrictions. The preceding description of the Acquisition Agreement is not complete and you should refer to the actual Acquisition Agreement which is filed as an exhibit to this Form 20-F. Following the completion of the Tower Three Transaction, the Company ceased to be a “shell company” as defined under applicable United States securities laws as the Company began conducting the principal business of Tower Three.

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

Inter-Corporate Relationships

Upon the completion of the Tower Three Transaction, Tower Three became a wholly-owned subsidiary of the Company. Tower Three also has a wholly-owned subsidiary, Fundacion Communicar Para Educar” (“FCPE”), a Colombia Foundation, which is a non-profit initiative established with the goal of creating and distributing educational devices for the developing world.

Additionally, in February 2017, the Company incorporated a wholly-owned subsidiary in Argentina called Tower Three SAS, and in March 2017, the Company incorporated a subsidiary in Colombia called Tower Two SAS, which is intended to purchase and own the real estate on which the Company’s planned cellular towers in Colombia will be built.

Private Placement

Concurrent with the closing of the Tower Three Transaction, the Company completed a private placement (the “Private Placement”) of units (the “Units”), at a price of $0.15 (Cdn) per Unit for gross proceeds of $2,322,737 (Cdn). Each Unit consisted of one share of the Company’s common stock ( a “Common Share”) and one transferable Common Share purchase warrant ( a “Warrant”), with each whole Warrant entitling the holder to purchase, for a period of 12 months from the date of issue, one additional Common Share at an exercise price of $0.40 (Cdn) per Common Share. The Warrants also have an acceleration clause whereby if the closing price of the Common Shares is greater than $0.60 (Cdn) per Common Share for a period of ten (10) consecutive trading days, the Company will have the right to accelerate the expiry of the Warrants by giving notice to the holders of the Warrants by news release or other form of notice permitted by the certificate representing the Warrants that the Warrants will expire at 4:30 p.m. (Vancouver time) on a date that is not less than ten (10) days from the date notice is given. As compensation for raising proceeds under the Private Placement, eligible finders and brokers received cash commission of 8% of the gross proceeds raised in the Private Placement and compensation Warrants (the “Financing Warrants”) entitling the finder or broker to purchase Common Shares up to 8% of the number of Placement Units sold in the Private Placement, exercisable at a price of $0.40(Cdn) per Common Share for a period of 12 months from the date of issuance of the Financing Warrants, subject to an acceleration provision.

B. Business Overview

Current Operations

Upon the closing of the Tower Three Transaction, Tower Three became a wholly-owned subsidiary of the Company. The primary business of the Company is now the business of Tower Three, which is to develop, own and operate multitenant communications real estate primarily in Latin America. Tower Three was founded in 2015 as a Colombian corporation with a mission to own and operate cellular network infrastructure sites in specific Latin and South American markets that Tower Three believes are experiencing strong usage growth. Tower Three currently has six (6) cellular towers with four (4) located in Velledupar, Colombia, one (1) in Soledad, Colombia, and one (1) in Bogota, Colombia. Tower Three focuses primarily on building towers in municipalities where there is limited or no cellular coverage and is currently focused on 4G LTE infrastructure expansion in Colombia.

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

Products and Services

Our revenue is primarily derived from tenant leases on the six cellular towers we own and operate in Colombia. The amount of rental payments we receive from these towers depend upon tower location, amount, type and position of tenant equipment on the tower, ground space required by the tenant and remaining tower capacity. Our costs typically include ground rent and power and fuel costs, some or all of which may be passed through to our tenants, as well as property taxes and repairs and maintenance expenses. We currently have leased each of our six towers to Millicom under separate 13 year leases, which expire in 2029. Under the terms of each of these leases Millicom pays a monthly $1,000 (USD) per tower fee to Tower Three to use the towers by installing antennas on such towers.

Currently, all of the Company’s operating revenues are derived from Tower Three’s operations in Colombia.

Business Strategy

Tower Development

After the completion of the Tower Three Transaction, the Company now focuses primarily on building cellular towers in municipalities where there is limited or no cellular coverage and is currently focused on 4G LTE infrastructure expansion in Colombia. The Company currently intends to complete the construction of a total of 15 cellular towers at a total cost $800,000 by the end of December 2017. Tower Three works with local and regional government departments to ensure that its locations and properties can be licensed quickly and effectively by carriers and operators or even shared. Tower Three’s objective is to build each site within thirty days and have the operator hopefully up and running within sixty days. Tower Three’s towers and sites will be home to cellular and wireless, radio and television broadcast, microwave and two-way radio communications equipment.

Tower Three has identified the coverage needs of a variety of Colombia-based cellular operators, and intends to develop cellular site plans in several target cities in Colombia including the following:

  Cali;

  Cartagena;

  Santa Marta;

  Bucaramanga; and

  Cucuta / Barranquilla.

The Company intends to use the proceeds from the Private Placement for tower construction, sales and marketing and general working capital. This funding is expected to enable Tower Three to hire full time employees and consultants immediately and over the next 12 months.

Vertical Partnerships

We believe that demand for our communication services is primarily driven by incumbent wireless service providers investing in existing voice networks to improve or expand their coverage and increase capacity and increasing the availability of lower cost smartphones. It is our belief that in order to invest in the coverage, quality and capacity of their networks, wireless carriers in Latin America will continue to outsource their communications site infrastructure needs as a means to accelerate network development, rather than construct and operate their own communications sites.

The Company plans to continue to build joint venture “market vertical” partners with wireless service providers such as Millicom. The Company intends to leverage its relationship with Millicom, which has operations throughout the world, and other wireless carriers so as to enable them to deploy 4G LTE networks in Colombia as quickly and cost-effectively as possible.

Community Involvement

In addition, it is the intention of the Company that every Tower Three tower will offer the local community free WiFi and help to create community websites so as to enhance community well-being and integration. Integral to Tower Three’s business penetration strategy is its planned role as being a leading corporate citizen helping local markets. Consequently, Tower Three attempts to combine social and community efforts (free Wifi, programs, prizes, etc.) with its current business operations in local cities and towns so as to bolster its reputation and community involvement.

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

The Colombian Market

With an estimated 48 million people in 2015, Colombia is the third-most populous country in Latin America, after Brazil and Mexico. It is also home to the third-largest number of Spanish speakers in the world after Mexico and the United States.

Mobile operators in Latin America face a tough balancing act in allocating capital across multiple divergent needs: investing in network expansion projects to meet coverage obligations, or boosting network capacity in existing service areas to address QoS expectations (most countries in Latin America have more than 3,500 connections per base station, compared to around 1,000 or fewer in the US and other developed markets). The Company believes that this puts an additional burden on mobile operators and inadvertently weakens the business case for investment in coverage expansion. We believe that tower firms –like Tower Three – have a role to play in creating and sustaining an enabling environment for effective investment in infrastructure deployment for carriers and operators. Tower Three’s infrastructure sharing is intended to enable mobile operators to deploy networks more efficiently, optimize asset utilization and reduce running costs compared with standalone deployment by the carrier. It is also designed to minimizes duplication of infrastructure, which has come under the spotlight in many countries due to growing environmental and public safety concerns. There are two broad forms of infrastructure sharing: passive and active. With passive infrastructure sharing, tower firms allow operators to share physical components of a cell site (e.g., installing multiple antennas on a single tower). With active infrastructure sharing, tower firms enable operators to share the radio access network (RAN) or, at a more advanced level, the core network. Tower Three engages in both types of infrastructure sharing.

Competition

The Company operates in a very competitive industry, with a number of competitors who vary in size from very small organizations to large public companies. We believe that price, network density, speed of service, quality and site location and capacity are the primary competitive factors affecting companies in our industry. Although some of the Company’s competitors, such as American Tower Corp. (“AMT”), have invested large amounts of money in telecommunications infrastructure in Latin America (AMT has 3,500 towers in Colombia and more than 12,000 across Latin America), the Company’s management believes there is ample room for its business to serve clients in certain districts of Colombia and Latin America where local issues and situations make Tower Three’s locations more suitable than our competitors.

Seasonality

Not Applicable

Legal Proceedings

We are not currently a party to any material legal proceeding. From time to time, we may bring against others or be subject to various claims and legal actions arising in the ordinary course of business.

C. Organizational structure

The Company has the following wholly-owned subsidiaries:

Tower Three
Tower Three SAS (Argentina); and
Tower Two SAS (Colombia)

D. Property, plant and equipment.

The Company has six cellular towers with four located in Valledupar, Colombia, one in Soledad, Colombia, and one in Bogota, Colombia.

Our interests in our communications sites are comprised of a variety of ownership interests, including leases created by long-term ground lease agreements, easements, licenses or rights-of-way granted by government entities. A typical tower site consists of a compound enclosing the tower site, a tower structure and one or more equipment shelters that house a variety of transmitting, receiving and switching equipment. In addition, our sites typically include backup or auxiliary power generators and batteries. The principal types of our towers are guyed and monopole towers. A guyed tower includes a series of cables attaching separate levels of the tower to anchor foundations in the ground and can reach heights of up to 2,000 feet. A guyed tower site for a typical broadcast tower can consist of a tract of land of up to 20 acres, while a monopole tower is a tubular structure that is used primarily to address space constraints or aesthetic concerns. Monopoles typically have heights ranging from 50 to 200 feet. A monopole tower site used in metropolitan areas for a typical wireless communications tower can consist of a tract of land of fewer than 2,500 square feet

Our head office is located at 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada. We currently lease this office location.

We also maintain regional offices in Colombia at: 8A #99-22 Unit 903, Bogota, Colombia, and in Argentina at: 555 TTe. Gral Juan Domingo Peron, Piso 2, Buenos Aires, Argentina. We currently lease these office locations.

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

General

Prior to the Completion of the Tower Three Transaction, the Company was a development stage specialty pharmaceutical company focused on developing late stage clinical therapies and in-licensed novel compounds for Fibrosis, Erectile Dysfunction (ED) and other conditions. The Company’s lead compound for Fibrosis, PTL-202 is a combination of already approved drugs which have well established safety profiles. PTL-202 had completed a phase 1 drug/ drug interaction clinical trial. The Company’s previous lead product for Erectile Dysfunction PTL-2015 was an oral dissolving version of a top selling therapy for ED. PTL-2015 had completed a pilot bioavailability study in humans. Forge has committed to issue to the Company.

As discussed above, as a result of the sale of its technology assets pursuant to the Forge Agreement and the acquisitions of Tower Three’s assets in the Tower Three Transaction, the Company now focuses primarily on building cellular towers in municipalities where there is limited or no cellular coverage and is currently focused on 4G LTE infrastructure expansion in Colombia. The Company currently has six (6) cellular towers with four (4) located in Velledupar, Colombia, one (1) in Soledad, Colombia, and one (1) in Bogota, Colombia and currently intends to complete the construction of a total of 15 cellular towers at a total cost $800,000 by the end of December 2017. The Company’s current revenue is primarily derived from tenant leases on the six cellular towers they own and operate in Colombia (the Company currently has leased each of its six towers to Millicom under separate 13 year leases, which expire in 2029).

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

  On March 30, 2016, the Company completed a private placement of 4,089,332 shares at $0.06 per share for gross proceeds of $245,360.

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

However, with the completion of the Tower Three Transaction, the Company anticipates that the fluctuations of the Colombian Peso may impact the Company’s financial results moving forward. The Company intends to monitor such potential impact and will possibly develop a hedging policy if such fluctuations become material.

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

Regulation

Our tower leasing business is subject to Colombian national, state and local regulatory requirements with respect to the construction, registration, marking and maintenance of our towers. Colombia is divided into 32 departments and one capital district, which is treated as a department (Bogotá also serves as the capital of the department of Cundinamarca). Departments are subdivided into municipalities, each of which is assigned a municipal seat, and municipalities are in turn subdivided into corregimientos in rural areas and into comunas in urban areas. Each department has a local government with a governor and assembly directly elected to four-year terms, and each municipality is headed by a mayor and council. There is a popularly elected local administrative board in each of the corregimientos or comunas. In addition to the capital four other cities have been designated districts (in effect special municipalities), on the basis of special distinguishing features. These are Barranquilla, Cartagena, Santa Marta and Buenaventura. Some departments have local administrative subdivisions, where towns have a large concentration of population and municipalities are near each other (for example in Antioquia and Cundinamarca). Where departments have a low population (for example Amazonas, Vaupés and Vichada), special administrative divisions are employed, such as “department corregimientos”, which are a hybrid of a municipality and a corregimiento. The majority of existing infrastructure in remote areas, including buildings, open spaces such as parks and squares, legacy fixed-line telecoms infrastructure and public utilities, is owned by governments and public institutions.

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

Comparison of Years Ended December 31, 2016, 2015 and 2014

	2016	2015		2014
Period ended			$ Change		$ Change
			between		between 2015
	$		$2016 and	$	and 2014
			2015
Cash and Cash Equivalents	1,378,183	Nil	$1,378,183	1,513	(1,513)
Current Assets	1,608,280	14,695	1,593,585	2,825	11,871
Current Liabilities	139,807	624,106	(484,299)	943,076	(318,970)
Working Capital	1,468,473	(609,411)	2,077,883	(940,251)	330,841
Accumulated deficit	3,989,527	3,537,239	452,288	3,955,537	(418,298)
Cash used in operations	396,259	161,460	234,799	366,769	(205,309)
Cash flows from financing Activities	1,774,582	165,376	1,609,206	197,785	(32,409)
Interest Income	Nil	Nil	Nil	Nil	Nil

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

C. Research & Development, Patents and Licenses.

Prior to the Tower Three Transaction, research and development expense consisted primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred.

Comparison of Years Ended December 31, 2016, 2015 and 2014

The Company incurred total expenses in the development of its intellectual property in the years ended December 31, 2016, 2015, and 2014 as follows:

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

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers:

Name and	Principal Occupation for Past Five	Date of	Common Shares	Percentage of
Position	Years	Appointment to	Held(1)	Common
		Office		Shares
				Outstanding(2)
Alejandro Ochoa President, Chief Executive Officer & Director	Founder and CEO of Tower Three SAS; and consultant to Mackie Research Capital Corporation’s investment banking practice with a Latin American focus	January 12, 2017	12,000,000	17.69%
Abbey Abdiye, Chief Financial Officer and Corporate Secretary	CFO of Biomark Diagnostics Inc. from 2014 to present	Chief Financial Officer since March 30, 2016 April 27, 2016;	Nil	Nil
Fabio Alexander Vasquez Director	Co-founder of Tower Three, and has been engaged in the Florida aviation business for over 25 years.	January 12, 2017	12,000,000	17.69%
Brian Gusko, Director, Chairman of the Board	Partner at Howe & Bay Financial Corporation; CFO of Vodis Pharmaceuticals; Director of Lomiko Metals; Director Arco Resources Corp.; Director Robix Alternative Fuels; Director Newnote Financial Corporation and Director of Cloud Nine Education Group.	August 25, 2015	2,434,964	3.59%
Octavio De La Espriella Chief Operating Officer	Chief Operating Officer of Tower Three SAS; former Chief Operating Officer of Continental Towers Company.	January 12, 2017	Nil	Nil
Robert Horsley Director	Director of Evolving Gold Corp (Since March 4, 2014) Owner of Marksman Geological Ltd Owner of Cervus Business Management Inc. Partner in Howe And Bay Financial Corp Former Chief Executive Officer of the Company.	February 1, 2016	2,655,332	3.91%

(1)	Figures as of October 28, 2017.
(2)	As of October 28, 2017 we had 67,825,698 shares of common stock outstanding.

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

E. Share Ownership.

The following table sets forth, as of October 28, 2017: (a) the names of each beneficial owner of more than five percent (5%) of our common stock known to us, the number of shares of common stock beneficially owned by each such person, and (b) the names of each director and officer, the number of shares our common stock beneficially owned, and the percentage of our common stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated. Individual beneficial ownership also includes shares of common stock that a person has the right to acquire within 60 days from October 28, 2017. Unless otherwise indicated, the address of the person’s below is the Company’s address at 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada.

Name and Municipality of Residence and	Common Shares	Percentage of Common	Percentage of
Position	Held(1)	Shares Outstanding(2)	Votes Held
Alejandro Ochoa President, Chief Executive Officer & Director	12,000,000	17.69%	17.69%
Abbey Abdiye, Chief Financial Officer and Corporate Secretary	Nil	Nil	Nil
Fabio Alexander Vasquez Director	12,000,000	17.69%	17.69%
Brian Gusko, Director	1,911,971	3.59%	3.59%
Octavio De La Espriella Chief Operating Officer	Nil	Nil	Nil
Robert Horsley Director	1,841,666	3.91%	3.91%
Directors and Officers as a Group	27,753,637	42.89%	42.89%

(1)	Figures as of October 28, 2017.
(2)	Based on 67,825,698 shares of common stock outstanding on October 28, 2017.

Item 7. Major Shareholders and Related Party Transactions

A . Major Shareholders.

Please refer to Item 6.E, “Share Ownership”.

B. Related Party Transactions.

Other than as disclosed herein, to the best of our knowledge, in the years ended December 31, 2016, 2015 and 2014, there were no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

Payments or accruals for related party services provided to the Company during the years ended December 31, 2016, 2015 and 2014 were:

	2016	2015	2014
	$	$	$
Salary paid to a former chief executive officer and director	-	106,667	160,000
Consulting fees paid to a Director or to a company controlled by a director	78,571	24,000	39,121
Accounting fees paid to a company controlled by the CFO	15,714	7,500	6,000
Legal fees paid to a director	-	1,334	3,121
Share-based payments for options issued to a director	-	4,500	67,835
	94,285	144,001

The consulting fees described above were paid to Howe and Bay Financial Corp., (“Howe and Bay”) a related party of the Company, of which Brian Gusko and Robert Horsley are directors in connection with services provided to the Company from Howe and Bay consisting of corporate communication advice and office services management.

The Company incurred legal fees from a consultant and director of the Company in the amount of $3,121 for the year ended December 31, 2014.

The Company incurred salaries, directors’ fees and other benefits relating to directors and officers of the company in the amount of $205,121 for the year ended December 31, 2014.

During the year ended December 31, 2014 the Company issued 1,000,000 common shares and warrants to settle $50,000 of outstanding debt owing to a director of the Company.

During the year ended December 31, 2015, the Company assigned certain loans from related parties to Cabbay pursuant to the Arrangement.

The Issuer incurred legal fees from a consultant and director of the Issuer in the amount of $1,334 for the year ended December 31, 2015.

During the year ended December 31, 2015, the Company issued 39,333 common shares and warrants to settle $59,000 of outstanding debt owing to officers and directors of the Company.

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

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s capital consists of an unlimited number of Class A common shares without par value, of which 67,825,698 were issued and outstanding as of October 28, 2017.

On January 12, 2017, the Company completed a “fundamental change” transaction (the “Tower Three Transaction”), with Tower Three, a limited liability company formed under the laws of the Republic of Colombia on December 30, 2015, pursuant to a share exchange agreement made effective as of October 19, 2016, as amended (the “Acquisition Agreement”) among the Company, Tower Three and the shareholders of Tower Three (the “Selling Shareholders”), whereby the Company acquired 100% of the securities of Tower Three from the Selling Shareholders, by issuing 30,000,000 common shares of the Company to the Selling Shareholders on a pro-rata basis at a deemed issuance price of $0.10 per common share, following the completion of which, Tower Three is now a wholly-owned subsidiary of the Company.

The common shares issued to the Selling Shareholders that were outside the United States were issued in “offshore transactions” (as such term is defined in Regulation S under the U.S. Securities Act) in reliance on Regulation S under the U.S. Securities Act, and the common shares issued to the Selling Shareholders that were in the United States were issued to

Accredited Investors in reliance on Rule 506(b) of Regulation D under the U.S. Securities Act. The common shares issued to Selling Shareholders in the United States in connection with the Tower Three Transaction were “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

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

The quarterly high and low sales prices on the CSE for our Common Shares for the two most recently completed full financial years and any subsequent quarters are:

Quarters Ended	High Sales Price	Low Sales Price
March 31, 2015	$ 0.03	$ 0.01
June 30, 2015	$ 0.02	$ 0.01
September 30, 2015	$ 0.02	$ 0.01
December 31, 2015	$ 0.01	$ 0.01
March 31, 2016	$ 0.10	$ 0.10
June 30, 2016	$ 0.16	$ 0.16
September 30, 2016	$ 0.32	$ 0.32
December 31, 2016	$ 0.40	$ 0.40
March 31, 2017	$ 0.51	$ 0.33
June 30, 2017	$ 0.42	$ 0.19
September 30, 2017	$ 0.30	$ 0.19

The monthly high and low sales prices on the CSE of our Common Shares for the six most recent months are:

Month	High Sales Price	Low Sales Price
May 2017	$ 0.29	$ 0.19
June 2017	$ 0.34	$ 0.22
July 2017	$ 0.28	$ 0.23
August 2017	$ 0.24	$ 0.19
September 2017	$ 0.30	$ 0.21
October 2017	$ 0.38	$ 0.26

On October 31, 2017, the closing price of our Common Shares was $0.34 per share

The transfer of our shares of common stock is managed by our transfer agent, Computershare Trust Company of Canada.

Restrictions on Transfer

Note that shares issued in the Tower Three Transaction are, unless registered for resale, subject to restrictions on transfer, in accordance with the securities laws of the United States.

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

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s shares of Common Stock are currently traded on the CSE under the symbol “TO”, the Frankfort Stock Exchange under the symbol “1PSN” and are quoted on the OTCQB Venture Market under the symbol “TOWTF”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not Applicable.

F. Expense of the Issue

Not Applicable.

Item 10. Additional Information

A. Share Capital

As of December 31, 2016, the Company has the following shares authorized and issued:

Class of Share	Number of Authorized Shares	Number of Issued Shares
Class A common shares without par value	Unlimited	6,735,885

As of October 28, 2017, the Company had 67,825,698 Common Shares outstanding, 16,070,029 warrants outstanding and 919,565 stock options outstanding.

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

  During the year ended December 31, 2016 13,333 stock options and 458,333 warrants outstanding were cancelled;

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

C. Material Contracts

Except for contracts entered into by the Company in the ordinary course of business, the only material contracts entered into by the Company in the previous two years are the following:

(a)

On October 19, 2016, the Company entered into the Tower Three Agreement to acquire all of the issued and outstanding securities of Tower Three. Pursuant to the terms of the Tower Three Agreement, the Company would acquire 100% of the securities of Tower Three from the shareholders of Tower Three, by issuing 30,000,000 Common Shares to the shareholders of Tower Three on a pro rate basis. These Common Shares were to be held in escrow pursuant to the terms of an escrow agreement which provided they were to subject to the following escrow restrictions: (i) restrictions based on certain performance milestones; (ii) time-based release restrictions prescribed under Canadian securities laws, and (iii) voluntary escrow restrictions.

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

However, with the completion of the Tower Three Transaction, the Company anticipates that the fluctuations of the Colombian Peso may impact the Company’s financial results moving forward. The Company intends to monitor such potential impact and will possibly develop a hedging policy if such fluctuations become material.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Not applicable.

Item 16A. Audit Committee Financial Experts

Not applicable.

Item 16B. Code of Ethics

Not applicable.

Item 16C. Principal Accountant Fees and Services

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Company and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this shell company report.

Item 18. Financial Statements

The audited financial statements for the Company and for Tower Three for the fiscal year ended December 31, 2016, and the condensed interim consolidated financial statements of the Company for the six month period ended June 30, 2017, as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. All of the financial information is presented herein in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19. Exhibits

Exhibit	Description of Exhibit
Number
1.1	Articles of the Company.*
1.2	Certificate of Change of Name dated December 28, 2016.**
4.1	Stock Option Plan.***
4.2	The Arrangement Agreement between the Company and Cabbay Holdings Corp. dated April 18, 2016 and amended on April 21, 2016.**
4.3	Share Exchange Agreement dated October 19, 2016, between the Company, Tower Three SAS, and the shareholders of Tower Three SAS.**
8.1	List of significant subsidiaries of the Company as of June 1, 2017.**
11.1	Code of Business Conduct and Ethics.*
15.1	Audit Committee Charter*

* Incorporated by reference to our registration statement pursuant to section 12(b) or (g) of the Exchange Act on Form 20-F (No. 001-35970) filed on June 17, 2013.
** Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2016 (No. 000-55103), as amended, filed on September 12, 2017.
*** Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2015 (No. 000-55103), as amended, filed on September 12, 2017.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TOWER ONE WIRELESS CORP.

Date: November 3, 2017	By: /s/ Alejandro Ochoa
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

TOWER THREE SAS
FINANCIAL STATEMENTS

Year Ended December 31, 2016 and
Period from Incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Directors of
Tower Three SAS

We have audited the accompanying financial statements of Tower Three SAS which comprise the statement of financial position as at December 31, 2016 and 2015, and the statements of comprehensive loss, changes in deficiency and cash flows for the year ended December 31, 2016 and for the period from incorporation on December 30, 2015 to December 31, 2015, and the related notes comprising a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

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

We believe that the audit evidence we have obtained based on our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Tower Three SAS as at December 31, 2016 and 2015, and its financial performance and its cash flows for the year ended December 31, 2016 and for the period from incorporation on December 30, 2015 to December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the ability of Tower Three SAS to continue as a going concern.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia
November 2, 2017

TOWER THREE SAS
Statements of Financial Position
As at December 31, 2016 and 2015
(Expressed in Canadian Dollars)

	Note	2016	2015
		$	$
Current Assets
Cash		9,864	-
Due from related parties	5	-	4,300
Prepaid expenses and deposits		114,032	-
		123,896	4,300
Equipment	6	248,478	-
		372,374	4,300

Current Liabilities
Accounts payable and accrued liabilities		70,406	-
Deferred revenue		4,480	-
Due to related parties	5	615,522	21,151
		690,408	21,151

Shareholders’ Deficiency
Share capital	7	4,300	4,300
Deficit		(313,155)	(21,151)
Accumulated other comprehensive loss		(9,179)	-
		(318,034)	(16,851)
		372,374	4,300

Nature of operations and going concern (Note 1)
Subsequent event (Note 12)

Approved on behalf of the Board of Directors:

“Robert Horsley”	“Brian Gusko”

The accompanying notes are an integral part of these financial statements.

TOWER THREE SAS
Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

		Period from
		incorporation on
		December 30,
	Year Ended	2015 to
	December 31,	December 31,
	2016	2015
	$	$
Revenues	19,403	-

Expenses
Amortization	3,440	-
Bank charges and interest	4,491	-
Commission	7,125	-
Insurance	1,081	-
Lease	1,911	-
Office and miscellaneous	54,472	-
Permits and licenses	2,046	-
Professional fees	204,561	21,151
Telephone and utilities	2,649	-
Travel	29,631	-

	311,407	21,151

Net loss	(292,004)	(21,151)

Other comprehensive loss
Item that will not be reclassified to profit or loss:
Foreign exchange translation adjustment	(9,179)	-

Comprehensive loss	(301,183)	(21,151)

Loss per common share – basic and diluted	(29.20)	(2.12)

Weighted average number of common shares outstanding	10,000	10,000

The accompanying notes are an integral part of these financial statements.

TOWER THREE SAS
Statement of Changes in Deficiency
(Expressed in Canadian Dollars)

				Accumulated
	Number of			other
	Common			comprehensive
	shares	Share capital	Deficit	income	Total
		$	$	$	$
Balance at December 30, 2015	-	-	-	-	-
Shares issued on incorporation	10,000	4,300	-	-	4,300
Comprehensive loss	-	-	(21,151)	-	(21,151)

Balance at December 31, 2015	10,000	4,300	(21,151)	-	(16,851)

Net loss	-	-	(292,004)	-	(292,004)
Comprehensive loss	-	-	-	(9,179)	(9,179)

Balance at December 31, 2016	10,000	4,300	(313,155)	(9,179)	(318,034)

The accompanying notes are an integral part of these financial statements.

TOWER THREE SAS
Statements of Cash Flows
(Expressed in Canadian Dollars)

		Period from
		incorporation on
		December 30,
		2015 to
	Year Ended	December 31,
	December 31, 2016	2015
	$	$
Cash flows from operating activities

Net loss	(292,004)	(21,151)
Item not affection cash:
Amortization of intangible assets	3,440	-
	(288,564)	(21,151)

Changes in non-cash working capital items:
Prepaid expenses	(110,723)	-
Accounts payable and accrued liabilities	68,363	-
Deferred revenue	4,350	-
Due to related parties	(32,841)	21,151
	(359,415)	-

Cash flows from investing activities
Equipment	(244,708)	-
Loans payable	34,800	-
	(209,908)	-

Cash flows from financing activities
Advances from (to) related parties	578,901	-

Effect of changes in exchange rates on cash	286	-

Change in cash	9,864	-
Cash, beginning	-	-

Cash, ending	9,864	-

Supplemental disclosure of cash flow information:
Cash paid for interest	-	-
Cash paid for income taxes	-	-

The accompanying notes are an integral part of these financial statements.

TOWER THREE SAS
Notes to Financial Statements
Year Ended December 31, 2016 and period from
incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Tower Three SAS (the “Company") was incorporated on December 30, 2015 under the Business Corporation Act of Colombia. The Company’s head office is located at Carrera 8A #99-22 Unit 903, Bogota, Colombia.

Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At December 31, 2016, the Company had an accumulated deficit of $313,155 which has been funded primarily by the funding from related parties. Ongoing operations of the Company are dependent upon the Company’s ability to receive continued financial support, complete equity financings and ultimately the generation profitable operations in the future. These factors raise significant doubt about the Company’s ability to continue as a going concern.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a)	Statement of Compliance

These financial statements of the Company for the year ended December 31, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were approved and authorized for issue by the Board of Directors on November 2, 2017.

(b)	Basis of Presentation

These financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The financial statements are presented in Canadian dollars. The Company’s functional currency is the Colombian Peso.

TOWER THREE SAS
Notes to Financial Statements
Year Ended December 31, 2016 and period from
incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c)	Use of Estimates

The preparation of these financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant areas requiring the use of management estimates include the recognition of revenue, useful lives and impairment of long-lived assets, deferred income tax assets and liabilities. Actual results could differ from the estimates made.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Use of judgements
Critical accounting judgements are accounting policies that have been identified as being complex or involving subjective judgements or assessments with a significant risk of material adjustment in the year:

(i)	Going concern

The assessment of the Company’s ability to execute its strategy by effectively operating the Company involves judgement. Management closely monitors the operations and cash flows in the Company. Further information regarding going concern is outlined in Note 1.

(ii)	Income taxes

Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss.

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these financial statements:

(a)	Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company’s common shares at their average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

TOWER THREE SAS
Notes to Financial Statements
Year Ended December 31, 2016 and period from
incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Revenue recognition

The Company’s revenue is derived from leasing of towers to various telecommunication companies. Leasing revenue is recognized on a straight-line basis over the terms of the leases. The term of existing lease agreements is between five to thirteen years.

(c)	Foreign currency translation

The reporting currency of the Company is the Canadian dollar. The functional currency of the Company is Columbian Peso.

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the profit or loss.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity.

For the year ended December 31, 2016, an unrealized foreign exchange translation loss of $9,179 was recorded under accumulated other comprehensive loss as a result of changes in the value of the Columbian Peso with respect to the Canadian dollar.

(d)	Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (CGUs), which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre-tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

TOWER THREE SAS
Notes to Financial Statements
Year Ended December 31, 2016 and period from
incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Share capital

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

(h)	Long-lived assets

Long-lived assets are stated at cost which includes the acquisition price and any direct costs to bring the asset into productive use at its intended location.

Amortization for equipment is recognized using the straight line method over their estimated useful lives at a rate of 5% per year.

TOWER THREE SAS
Notes to Financial Statements
Year Ended December 31, 2016 and period from
incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Provisions

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

Available-for-sale

Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from other comprehensive income (loss) and recognized in profit or loss.

The Company has classified its cash at fair value through profit or loss. The Company’s due from related parties are classified as loans and receivables.

TOWER THREE SAS
Notes to Financial Statements
Year Ended December 31, 2016 and period from
incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Financial instruments (continued)

(a)	Financial assets (continued)

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

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method.

The Company’s accounts payable and due to related parties are classified as other financial liabilities.

(k)	Adoption of new pronouncements

The Company did not adopt any new or amended accounting standards during the year ended December 31, 2016 which had a significant impact on the Financial Statements.

TOWER THREE SAS
Notes to Financial Statements
Year Ended December 31, 2016 and period from
incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

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

TOWER THREE SAS
Notes to Financial Statements
Year Ended December 31, 2016 and period from
incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

5.	RELATED PARTY TRANSACTIONS AND BALANCES

Due from (to) related Parties

Due from (to) related parties consists of short term amounts advanced to, services rendered and expenses paid on behalf of the Company by shareholders of the Company. These amounts are unsecured, non-interest bearing, and payable on demand. As at December 31, 2016 and 2015, the Company has the following balances with related parties:

	2016	2015
Due to related parties:	$	$
Tower One Wireless Corp.	189,589	-
Amounts owing to a company controlled by a director	356,268	21,151
Amounts owing to the parent of the CEO	69,665	-
	615,522	21,151

Included in accounts payable was the commission payables in the amount of $6,531 to the officers of the company (2015 - $nil).

As at December 31, 2015, there was $4,300 due fro related parties for the issuance of common shares..

Related Party Transactions and Key Management and Personnel Compensation

During the year ended December 31, 2016, legal fees of $nil (2015 - $21,151) was paid to a director of the company.

6.	EQUIPMENT

$
Cost
December 31, 2015	-
Construction	244,708
Foreign exchange movement	7,313

December 31, 2016	252,021

Accumulated amortization

December 31, 2015	-
Additions	3,440
Foreign exchange movement	103

December 31, 2016	3,543

Net book value
December 31, 2015	-
December 31, 2016	248,478

TOWER THREE SAS
Notes to Financial Statements
Year Ended December 31, 2016 and period from
incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

7.	SHARE CAPITAL

Authorized:

10,000 common shares with a par value at COP$1,000 per common share.

Issued and outstanding:

On December 30, 2015 the Company issued 10,000 common shares at COP$1,000 ($0.43) per share for gross proceeds of COP$10,000,000 ($4,300). The proceeds were included in due from related parties at December 31, 2015 and 2016.

8.	INCOME TAXES

Deferred taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred tax assets are evaluated periodically and if realization is not considered likely, a valuation allowance is provided.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rate of 25% (2015 – 25%) to income tax expense is:

	For the years ended December 31,
	2016	2015
Colombia statutory income tax rate	25%	25%
	$	$
Income tax recovery at statutory rate	73,000	5,000
Effect on income taxes of:
Losses not recognized	(73,000)	(5000)
Income taxes recoverable	-	-

The nature and effect of the Company’s unrecognized deferred tax assets is as follows:

	2016	2015
	$	$
Non-capital losses carried forward	78,000	5,000

As at December 31, 2016, the Company had non-capital losses carried forward of approximately $313,000 (2015 - $21,000) which may be applied to reduce future years’ taxable income.

9.	CAPITAL DISCLOSURE

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

TOWER THREE SAS
Notes to Financial Statements
Year Ended December 31, 2016 and period from
incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

10.	FINANCIAL INSTRUMENTS AND RISK

As at December 31, 2016, the Company’s financial instruments consist of cash, accounts payable and due to related parties. The carrying value of these financial instruments approximates their fair values because of the short term nature of these instruments.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company’s ability to collect its revenue in a timely manner and maintain sufficient cash on hand.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Colombia and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

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

Cash is measured using level 1 fair value inputs.

TOWER THREE SAS
Notes to Financial Statements
Year Ended December 31, 2016 and period from
incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

11.	ECONOMIC DEPENDENCE

For the year ended December 31, 2016, all the sales were generated by one customer. The loss of this customer could have a material adverse effect on the Company’s financial position and results of operations.

12.	SUBSEQUENT EVENT

On January 25, 2017, the Company was acquired by Tower One Wireless Corp. (“Tower One”), a Company incorporated under the Province of British Columbia, Canada and listed on the Canadian Securities Exchange (“CSE”). As the consideration for the acquisition, Tower One will issue 30,000,000 common shares to the Tower Three shareholders. The transaction will result in a reverse take-over for accounting purposes and Tower Three will be the continuing entity, Tower One effected a change in directors, management and business whereby the shareholders of the Company will be the controlling shareholders. On January 26, 2017, its common shares resumed trading in Canadian Securities Exchange under the symbol “TO”.

Exhibit 99.23

TOWER ONE WIRELESS CORP.
(Formerly Pacific Therapeutics Ltd.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended
June 30, 2017 and 2016
(Unaudited)
(Expressed in Canadian Dollars)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by management of the Company. Management have compiled the condensed consolidated interim statement of financial position of Tower One Wireless Corp. as at June 30, 2017, the condensed consolidated interim statements of comprehensive loss for the three and six months ended June 30, 2017 and 2016, the condensed consolidated interim statement of changes in equity as at June 30, 2017 and 2016, and the condensed consolidated interim statement of cash flows for the six months ended June 30, 2017 and 2016. The Company's independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of the June 30, 2017 and 2016 condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	Note	June 30, 2017	December 31, 2016
		(Unaudited)	(Audited)
		$	$
Current Assets
Cash		514,955	9,864
Amounts receivable		193,296	-
Advances and deposits		88,397	-
Due from related parties	7	246,325
Prepaid expenses and deposits		157,588	114,032
		1,200,561	123,896
Equipment	8	620,343	248,478
		1,820,904	372,374

Current Liabilities
Accounts payable and accrued liabilities		155,126	70,406
Deferred revenue		4,270	4,480
Due to related parties	7	-	615,522
		159,396	690,408

Shareholders’ Deficiency
Share capital	9	6,219,253	4,300
Subscriptions received	9	776,840	-
Contributed surplus		531,793	-
Non-controlling interest	10	(56,774)	-
Deficit		(5,834,801)	(313,155)
Accumulated other comprehensive loss		25,197	(9,179)
		1,661,508	(318,034)
		1,820,904	372,374

Nature of operations and going concern (Note 1)
Commitment (Note 14)
Subsequent event (Note 15)

Approved on behalf of the Board of Directors:

“Alejandro Ochoa”	“Brian Gusko”

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2017	2016	2017	2016
	Note	$	$	$	$
Revenues		22,553	782	45,402	1,564

Expenses
Advertising and promotion		767,251	-	872,231	-
Amortization		3,175	-	6,542	-
Insurance		2,629	166	4,344	331
Office and miscellaneous		345,667	24,366	423,449	48,732
Permits and licenses		2,463	-	9,753	-
Professional fees		446,709	38,184	703,243	76,367
Share-based compensation	9(c)	1,406,893	-	1,406,893	-
Transfer agent and filing fees		7,714	-	17,104	-
Travel		55,763	8,346	85,833	16,693
Wages and benefits		83,383	-	83,383	-
		3,121,647	71,062	3,612,775	142,123
Loss before other expense		3,099,094	(70,280)	(3,567,373)	(140,559)

Other expenses		-
Listing expense	3	-	-	(1,144,167)	-
Impairment of goodwill	4	(783,708)	-	(783,708)	-
Impairment of investments	9(a)	(175,000)	-	(175,000)	-
		(958,708)	-	(2,102,875)	-

Net loss		(4,057,802)	(70,280)	(5,670,248)	(140,559)

Other comprehensive income (loss)
Item that will not be reclassified to profit or loss
Foreign exchange translation adjustment		47,719	(3,059)	38,676	(6,118)
Comprehensive loss		(4,010,082)	(73,339)	(5,631,572)	(146,677)

Net loss attributable to:
Shareholders of the Company		(3,909,200)	(70,280)	(5,521,646)	(140,559)
Non-controlling interest		(148,602)	-	(148,602)	-
		(4,057,802)	(70,280)	(5,670,248)	(140,559)

Other comprehensive income (loss) attributable to:
Shareholders of the Company		43,419	(3,059)	34,376	(6,118)
Non-controlling interest		4,300	-	4,300	-
		47,719	(3,059)	38,676	(6,118)
Loss per common share - basic and diluted		(0.07)	(7.03)	(0.11)	(14.06)
Weighted average number of common shares outstanding		53,731,093	10,000	49,775,284	10,000

The  accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Statement of Changes in Deficiency
(Expressed in Canadian Dollars)
(Unaudited)

							Deficiency
							Attributable
						Accumulated	to Equity
	Number of					other	Shareholder	Non-
	Common	Share	Subscriptions	Contributed		comprehensive	s of the	controlling
	shares	capital	Received	Surplus	Deficit	income	Company	Interest	Total
		$	$	$	$	$	$	$	$

Balance at December 31, 2015	10,000	4,300	-	-	(21,151)	-	(16,851)	-	(16,851)
Comprehensive loss	-	-	-	-	(140,559)	(6,118)	(146,677)	-	(146,677)

Balance at June 30, 2016	10,000	4,300	-	-	(161,710)	(6,118)	(163,528)	-	(163,528)

Balance at December 31, 2016	10,000	4,300	-	-	(313,155)	(9,179)	(318,034)	-	(318,034)
Derecognition of Tower Three shares	(10,000)	-	-	-	-	-	-	-	-
Shares issuance to Tower Three shareholders	30,000,000	-	-	-	-	-	-	-	-
Recognition of shares issued to Tower One shareholders	6,735,885	1,010,383	-	-	-	-	1,010,383	-	1,010,383
Shares issued for cash, net	15,484,912	2,026,759	-	208,211	-	-	2,234,970	-	2,234,970
Subscriptions received	-	-	776,840	-	-	-	776,840	-	776,840
Shares issued to Rojo (Note 9(a))	500,000	175,000	-	-	-	-	175,000	-	175,000
Stock options granted	-	-	-	1,406,893	-	-	1,406,893	-	1,406,893
Share issued for Evotech	1,500,000	480,000	-	-	-	-	480,000		480,000
Share issued for debt settlement	1,000,000	340,000	-	-	-	-	340,000	-	340,000
Share issued for stock options	4,780,435	2,182,811	-	(1,083,311)	-	-	1,099,500		1,099,500
Acquisition of Evotech	-	-	-	-	-	-	-	87,528	87,528
Net loss	-	-	-	-	(5,521,646)	-	(5,521,646)	(148,602)	(5,670,248)
Other comprehensive loss	-	-	-	-	-	34,376	34,376	4,300	38,676
Balance at June 30, 2017	60,001,232	6,219,253	776,840	531,793	(5,834,801)	25,197	1,718,282	(56,774)	1,661,508

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Six Months Ended
	June 30, 2017	June 30, 2016
	$	$
Cash flows from operating activities

Net loss	(5,670,248)	(140,559)
Item not affection cash:
Amortization	6,542	-
Impairment of goodwill	783,708	-
Impairment of investments	175,000	-
Listing expense	1,144,167	-
Share-based compensation	1,406,893	-
Shares issued for services	340,000	-
Unrealized foreign exchange gain	-	1,712
	(1,813,938)	(138,847)
Changes in non-cash working capital items:
Amounts receivable	(150,181)	(221)
Prepaid expenses	(25,147)	-
Accounts payable and accrued liabilities	(44,910)	(659)
Due to related parties	-	(15,934)
	(2,034,176)	(155,661)

Cash flows from investing activities
Cash received from reverse acquisition	1,378,183	-
Cash paid for acquisition of Evotech	(466,260)	-
Cash in Evotech upon acquisition	4,676	-
Advances and deposits	(88,397)	-
Equipment	(223,365)	-
	604,837	-

Cash flows from financing activities
Shares issued for cash, net	632,713	-
Subscriptions received	776,840	-
Exercise of options	1,099,500	-
Advances to related parties	(566,032)	214,268
	1,943,021	214,268

Effect of changes in exchange rates on cash	(8,591)	(7,830)

Change in cash	505,091	50,777
Cash, beginning	9,864	-

Cash, ending	514,955	50,777

Supplemental disclosure of cash flow information:
Cash paid for interest	24,399	-
Cash paid for income taxes	-	-

Non-cash transactions:
Shares issued for services (Note 9(a))	340,000	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.) (“Tower One” or the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On October 19, 2016, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three SAS. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer. These condensed consolidated interim financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in this condensed consolidated interim financial statements and the comparative figures as at and for the period ended June 30, 2016 are those of Tower Three.

Tower Three SAS was incorporated on December 30, 2015 under the Business Corporation Act of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

On March 30, 2017, the Company acquired entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina. Evotech's intended business is to obtain rights and permits for approval of constructing the towers in various locations in Argentina. See Note 4

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these condensed consolidated interim financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At June 30, 2017, the Company had an accumulated deficit of $5,834,801 which has been funded primarily by the raising equity funding. Ongoing operations of the Company are dependent upon the Company’s ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise significant doubt about the Company’s ability to continue as a going concern.

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes for the year ended December 31, 2016. These condensed interim financial statements have been prepared using the same accounting policies and judgments and estimates as described in the Company’s December 31, 2016 annual financial statements.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on August 29, 2017.

(b) Basis of Presentation

These condensed consolidated interim financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Thefinancial statements are presented in Canadian dollars. The functional currency of Tower One is Canadian, Tower Three is Colombian Peso and Evotech is Argentina Peso.

(c) Basis of Consolidation

These condensed consolidated interim financial statements include the assets and operations of the Tower One, its 100% wholly owned Columbia subsidiary Tower Three and its 65% Argentina subsidiary Evotech since April 2017.

For the year ended December 31, 2016 and three months ended March 31, 2017, the financial statements include Tower One and Tower Three only.

All significant inter-company balances and transactions have been eliminated on consolidation.

(d) Use of Estimates

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant areas requiring the use of management estimates include the valuation of listing expense, recognition of revenue, useful lives and impairment of long-lived assets, impairment of investments, deferred income tax assets and liabilities and share-based payment calculations. Actual results could differ from the estimates made.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i) Going concern

The assessment of the Company’s ability to execute its strategy by effectively operating the Company involves judgement. Management closely monitors the operations and cash flows in the Company. Further information regarding going concern is outlined in Note 1.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED) (d) Use of Judgments

(ii) Income taxes

Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss.

(iii) Accounting for long-term investments

The accounting for long-term investments involves judgment in the determination of control and power held by the Company.

3. REVERSE ACQUISITION AND LISTING EXPENSE

On January 12, 2017, the Company completed the transactions described in Note 1 by issuing 30,000,000 common shares to the shareholders of Tower Three. For accounting purposes, the Acquisition is considered to be outside the scope of IFRS 3 Business Combinations since Tower One was not considered as a business prior to the Acquisition and were limited to the management of cash resources and the maintenance of its listing and accordingly did not constitute a business. The Acquisition is accounted for in accordance with IFRS 2 Share-based Payment whereby Tower Three is deemed to have issued shares in exchange for the net assets or liabilities of Tower One together with its listing status at the fair value of the consideration received by Tower Three.

Since the share and share based consideration allocated to the former shareholders of the Company on closing the Acquisition is considered within the scope of IFRS 2, and the Company cannot identify specifically some or all of the goods or service received in return for the allocation of the shares, the value in excess of the net identifiable assets or obligations plus liabilities assumed by the Company acquired on closing was expensed in the statement of comprehensive loss as listing expense.

The share based compensation in the amount of $1,010,383 included in the listing expense is comprised of the fair value of the existing shares prior to the Acquisition at $0.15 per share retained by the former shareholders of the Company. The $0.15 value for the above-mentioned shares was based on the fair value from the concurrent private placement.

The fair value of all the consideration given and charged to listing expense was comprised of:

$
Fair value of share based consideration allocated:
Deemed share issuance	1,010,383

Identifiable net obligations assumed:
Cash and cash equivalent	(1,378,183)
Subscriptions received for private placement	1,602,257
Other assets	(230,097)
Liabilities	139,807
133,784

Total listing expense	1,144,167

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

4. ACQUISITION OF EVOLUTION TECHNOLOGY SA

On March 30, 2017, the Company entered into an Share Purchase Offer Agreement with the shareholders of Evotech to acquire 65% ownership interest in Evotech. Since its incorporation on March 10, 2016, it has obtained various permits for constructing the towers for cellular coverage. The purpose and business scope of Evotech includes constructing towers for the telecommunication services.

To obtain the 65% ownership interest, the Company paid US$350,000 to the original shareholders of Evotech and transferred US$400,000 to Evotech for operating expenses. The Company also issued 1,500,000 common shares at fair value of $480,000 to the consultants for this transaction. In addition, the Company committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000. Sellers have the options to exchange all and not less than all of the remaining 35% ownership interest for 7,000,000 common shares of the Company, subject to the option is exercised on or before June 30, 2018 and by the time of exercise, Evotech has constructed 50 towers.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

$
Cash	4,676
Other receivables	43,042
Due from shareholders	6,490
Construction in progress	203,312
Goodwill	1,205,705
Less: liabilities assumed
Accounts payable	(7,440)

Net assets of Evotech	1,455,785
Net assets attributed to non-controlling interest	(509,525)
Total consideration	946,260

As of June 30, 2017, Evotech was still in the progress of constructing the towers as required in the acquisition agreements. As a result, the Company determined to fully impaired as the indication of generating revenue is uncertain.

5. SIGNIFICANT ACCOUNTING POLICIES

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company’s common shares at their average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company’s revenue is derived from leasing of towers to various telecommunication companies. Leasing revenue is recognized on a straight-line basis over the terms of the leases. The term of existing lease agreements is between five to thirteen years.

Foreign currency translation

The functional currencies of Tower Three is Columbian Peso and Evotech is Argentina Peso.

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the profit or loss.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity.

For the period ended June 30, 2017, an unrealized foreign exchange translation gain of $47,719 was recorded under accumulated other comprehensive loss as a result of changes in the value of the Columbian Peso and Argentina Peso with respect to the Canadian dollar.

Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (CGUs), which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre-tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Long-lived assets

Long-lived assets are stated at cost which includes the acquisition price and any direct costs to bring the asset into productive use at its intended location.

Amortization for equipment is recognized using the straight line method over their estimated useful lives at a rate of 5% per year.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Available-for-sale

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from other comprehensive income (loss) and recognized in profit or loss.

The Company has classified its cash at fair value through profit or loss. The Company’s amounts receivable and due from related parties are classified as loans and receivables.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (continued) (a) Financial assets (continued)

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

The Company’s accounts payable is classified as other financial liabilities.

Adoption of new pronouncements

The Company did not adopt any new or amended accounting standards during the period ended June 30, 2017 which had a significant impact on the condensed consolidated interim Financial Statements.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

6. RECENT ACCOUNTING PRONOUNCEMENTS

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

IFRS 15 - Revenue from Contracts with Customers -On May 28, 2014 the IASB issued IFRS 15, “Revenue from contracts with customers”. IFRS 15 will replace IAS 11, “Construction contracts”, IAS 18, “Revenue”, IFRIC 13, “Customer loyalty programmes”, IFRIC 15, “Agreements for the construction of real estate”, IFRIC 18, “Transfers of assets from customers” and SIC 31, “Revenue – barter transactions involving advertising services”. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time; or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. The Company’s preliminary assessment is that the standard is not expected to have a significant impact on the recognition or measurement of revenue. As facts and circumstances may change during the period leading up to the initial date of recognition, the Company’s assessment of the potential impact is subject to change.

Standard effective for annual periods beginning on or after January 1, 2019

IFRS 16 – Leases-On January 13, 2016 the IASB issued IFRS 16, “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease.

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

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

7. RELATED PARTY TRANSACTIONS

Due to related parties consists of short term amounts advanced to, services rendered and expenses paid on behalf of the Company by shareholders of the Company. These amounts are unsecured, non-interest bearing, and payable on demand. As at June 30, 2017 and December 31, 2016, the Company has the following balances with related parties:

	June 30,	December
	2017	31, 2016
Due from (to) related parties:	$	$
Tower One Wireless Corp.	-	(189,589)
Amounts owing to a director or a company controlled by the director	240,249	(356,268)
Amounts owing to the parent of the CEO	-	(69,665)
Amounts owing from shareholders	5,896	-
	246,325	(615,522)

During the period ended June 30, 2017, the Company granted 275,000 stock options to directors and officers and recorded share-based compensation of $43,843.

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and directors of the Company. The remuneration of key management is as follows:

	June 30, 2017	June 30, 2016
	$	$
Consulting fees - CEO	39,000	-
Consulting fees - CFO	19,667	-

8. EQUIPMENT

$
Cost
December 31, 2015	-
Construction	244,708
Foreign exchange movement	7,313
December 31, 2016	252,021
Construction	424,750
Foreign exchange movement	(47,004)
June 30, 2017	629,767

Accumulated amortization
December 31, 2015	-
Additions	3,440
Foreign exchange movement	103
December 31, 2016	3,543
Additions	6,500
Foreign exchange movement	(619)
June 30, 2017	9,424

Net book value
December 31, 2016	248,478
June 30, 2017	620,343

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

9. SHARE CAPITAL

a) Authorized:

Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value

Issued and outstanding:

On January 12, 2017, the Company closed a non-brokered private placement and issued 15,484,912 units at $0.15 per unit for gross proceeds of $2,322,737. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.40 for 12 months following the transaction. If the share price trades at $0.60 for 10 consecutive trading days then the warrant holders will receive notice from the Company to accelerate the exercise of the warrants within 10 days or they will expire. The Company paid finders and brokers cash commissions of $87,767 and issued 585,117 broker warrants with the same terms as the warrants in the private placement. The broker warrants have the same terms as those issued as part of the units.

On April 18, 2017, the Company issued 500,000 common shares to Rojo Resources Ltd. (Rojo). Under the Assignment Agreement, the Company has taken assignment of all the Company’s assets, trade secrets and receivables for a consideration of issuing 500,000 common shares to Rojo. This Assignment Agreement was subsequently terminated and as a result, the fair value of the investment in the amount of $175,000 was fully written off.

On June 19, 2016, the Company announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of the warrants reduced to $0.30 if exercise prior to July 21, 2017 and one Incentive Warrant will be granted for each warrant exercised. Each Incentive Warrant will be exercisable to acquire one common share at a price of $0.50 for one year. Subsequent to the quarter ended June 30, 2017, 3,941,133 warrants were exercised under this program and as a result, 3,941,133 Incentive Warrants were issued. As of June 30, 2017, proceeds of $746,840 were received for the exercise of warrants. In addition, the Company received $30,000 for exercise of warrants which the Company has not issued the shares as of June 30, 2017.

During the period ended June 30, 2017, the Company received $1,099,500 for exercise of 4,780,435 stock options. Fair value of $531,793 was transferred from contributed surplus to share capital.

On June 19, 2017, the Company issued 1,500,000 common shares as consulting fees for the Evotech transaction at a fair value of $480,000.

On June 21, 2017, the Company issued a total of 1,000,000 common shares to settle accounts payable of $340,000. As the fair value of the shares was $340,000, no gain or loss on debt settlement has been recorded by the Company.

b) Escrowed shares

Pursuant to an escrow agreement dated, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. At June 30, 2017, all the 30,000,000 common shares remain in escrow.

9. SHARE CAPITAL (CONTINUED)

In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of June 30, 2017, there were 450,000 common shares remain in escrow.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

c) Warrants

As part of the January 12, 2017 private placement, the Company issued 15,484,912 warrants. Each warrant allows the holder of the unit to acquire one additional Common Share until January 12, 2018 at an exercise price of $0.40. In addition, the Company issued 585,117 agent warrants as part of the share issue costs. The fair value of the warrants was determined to be $208,211 or $0.36 per warrant using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value. The following assumptions were used for the calculation:

Risk free interest rate	0.76%
Expected life (in years)	2 years
Expected volatility	225%
Expected dividend yield	0%
Expected forfeiture rate	0%

Information regarding the Company’s outstanding warrants is summarized below:

	Expiry date	Number	Exercise price

Balance, December 31, 2016	-	-	-
Granted	January 12, 2018	16,070,029	$0.40

Balance, June 30, 2017		16,070,029	$0.40

The following table summarizes the share purchase warrants outstanding and exercisable as at June 30, 2017:

		Remaining contractual
Warrants outstanding	Exercise price	life (years)	Expiry date
16,070,029	$0.40	0.79	January 12, 2018

c) Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the Canadian Stock Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12 month period is limited to 5% of the issued shares of the Company. The options vest on the date of grant.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

9. SHARE CAPITAL (CONTINUED)

c) Stock options (continued)

As at June 30, 2017, the following options were outstanding and exercisable:

Options	Options	Exercise	Remaining life	Expiry
outstanding	exercisable	price	(years)	date
475,000	475,000	$0.45	4.72	March 17, 2022
225,000	-	$0.45	4.72	March 17, 2022
269,565	269,565	$0.23	4.85	May 4, 2022
969,565	744,565

A summary of changes of stock options outstanding is as follows:

		Weighted average
	Options	exercise price

Balance, December 31, 2015 and 2016	-	-
Granted, March 17, 2017	700,000	$0.45
Granted, May 4, 2017	1,050,000	$0.23
Granted, June 13, 2017	4,000,000	$0.23
Exercised	(4,780,435)	$0.23

Balance outstanding, June 30, 2017	969,565	$0.39

These options entitle the holder thereof the right to acquire one common share for each option held. The weighted average remaining life of outstanding options is 4.75 years.

On March 17, 2017, the Board of Directors of the Company approved the issuance 475,000 stock options to various consultants at an exercise price of $0.45. These options were granted for a period of five years and vest upon issuance. The estimated fair value, $229,870, was calculated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 1.24%, no annual dividends, expected volatility of 221% and a market price of shares at grant date $0.49.

On March 17, 2017, the Board of Directors of the Company approved the issuance 225,000 stock options to various directors and management at an exercise price of $0.45. These options were granted for a period of five years and vest 25% every 6 months. The estimated fair value for the period ended June 30, 2017 was $32,487, calculated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 1.24%, no annual dividends, expected volatility of 221% and a market price of shares at grant date $0.49.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

9. SHARE CAPITAL (CONTINUED)

c) Stock options (continued)

On May 4, 2017, the Board of Directors of the Company approved the issuance 1,050,000 stock options to various consultants at an exercise price of $0.23. These options were granted for a period of five years and vest upon issuance. The estimated fair value, $238,485, was calculated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 1.24%, no annual dividends, expected volatility of 222% and a market price of shares at grant date $0.23.

On June 13, 2017, the Board of Directors of the Company approved the issuance 4,000,000 stock options to a consultant at an exercise price of $0.23. These options were granted for a period of five years and vest upon issuance. The estimated fair value, $906,051, was calculated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 1.24%, forfeiture rate of 0%, no annual dividends, expected volatility of 216% and a market price of shares at grant date $0.23.

The weighted average fair value of the options at grant date was $0.26.

10. NON-CONTROLLING INTEREST

The continuity of the non-controlling interest is comprised as follows:

June 30,
2017
$
Balance, beginning	87,528
Allocation of interest in net loss	(148,602)
Allocation of other comprehensive income	4,300
(56,774)

The Company has 65% equity interest of Evotech, which the remaining 35% is holding by the non-controlling interest. The following summarized the financial information of Evotech at 100% prior to elimination upon consolidation:

June 30,
2017
$
Current assets	273,639
Non-current assets	389,172
Total assets	662,811

Current liabilities	825,023
Non-current assets	-
Total liabilities	825,023

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

10. NON-CONTROLLING INTEREST (CONTINUED)

Revenue	-
Expenses	424,577
Net loss	(424,577)
Other comprehensive income	12,285
Comprehensive loss	(412,292)

Cash flows from operating activities	(360,535)
Cash flows from investing activities	(222,945)
Cash flows from financing activities	585,091
Effect of changes in exchange rates on cash	(555)
Change in cash	1,056
Cash, beginning	4,676
Cash, ending	5,732

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

12. FINANCIAL INSTRUMENTS AND RISK

Fair values

The Company’s financial instruments include cash, accounts receivable, due from a related parties and accounts payable. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

The following table summarizes the carrying values of the Company’s financial instruments:

	June 30,	December 31,
	2017	2016
	$	$
Financial assets at fair value through profit or loss (i)	514,955	9,864
Loans and receivables (ii)	255,422	-
Other financial liabilities (iii)	155,126	70,406

(i) Cash
(ii) Accounts receivable and due from related parties
(iii) Accounts payable

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

12. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

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

Cash is measured using level 1 fair value inputs.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company’s ability to collect its revenue in a timely manner and maintain sufficient cash on hand.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Colombia and Argentina and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso or Argentina Peso could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At June 30, 2017, through Tower Three, the Company had cash of $101,801, accounts receivable of $9,097, due to related parties of $240,249 and accounts payable of $43,696, all of which were denominated in Colombia Peso. In addition, through Evotech, the Company had cash of $5,732, due from related party of $5,896 and accounts payable of $109,205, all of which were denominated in Argentina Peso.

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

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

13. ECONOMIC DEPENDENCE

For the period ended June 30, 2017, all the sales were generated by one customer. The loss of this customer could have a material adverse effect on the Company’s financial position and results of operations.

14. COMMITMENT

The Company is committed to construct 50 towers in Argentina as described in Note 4.

15. SUBSEQUENT EVENT

Subsequent to the period ended June 30, 2017, the Company issued 3,774,466 common shares for the exercise of warrants. As at August 29, 2017, proceeds of $1,048,340 has been received. As described in Note 9, 3,774,466 Incentive Warrants were issued as a result of exercising the warrants.

