Form 20-F
period 2017-12-31
TOWER ONE WIRELESS CORP.
filed 2018-08-24
CIK 1579026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

_________________________________________

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

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

Robert “Nick” Horsley
Director
600-535 Howe Street, Vancouver, BC
V6C 2Z4 Canada

Tel: 604-559-8051
Email: nick@toweronewireless.com

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
70,125,698 Class A Common Shares, no par value as of December 31, 2017.

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

Emerging growth company [   ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

The financial information is presented on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. (“IFRS”)

On March 15, 2016, the Company completed a share consolidation on the basis of 30 pre-consolidation common shares for each post consolidation common share. As such, all current and comparative share amounts have been restated to account for the 30 to 1 common share consolidation.

Period ended	FYE 2017	FYE 2016	FYE 2015
	(IFRS)	(IFRS)**	(IFRS)**
Total Revenues	$200,498	$19,403	$Nil
Net (loss)	($9,863,677)	($292,004)	($21,151)
Net (loss) attributable to shareholders	($9,583,550)	($292,004)	($21,151)
Net (loss) and Comprehensive Loss*	($9,881,797)	($301,183)	($21,151)
Basic and diluted loss per share	($0.16)	($29.20)	($2.12)
Weighted average shares	58,115,156	10,000	10,000

Year ended	FYE 2017	FYE 2016	FYE 2015
	(IFRS)	(IFRS)**	(IFRS)**
Total assets	$5,301,044	$ 372,374	$4,300
Net Assets (liabilities)	2,414,922	(318,034)	(16,851)
Share capital	$10,635,886	$4,300	$4,300
Contributed surplus	$1,344,884	$Nil	$Nil
Deficit accumulated	($9,896,705)	($313,155)	($21,151)
Common Shares Issued and Outstanding	70,125,698	10,000	10,000
Dividends	$Nil	$Nil	$Nil

* Net income (loss) and comprehensive loss is the sum of Net income (loss) and foreign exchange translation adjustments.
** In accordance with the IFRS rules Tower Three was considered for accounting purposes to be the successor company upon the completion of the Tower Three Transaction and consequently the Company reports the financial results of Tower Three as the Company’s historical financial results for the fiscal years ended December 31, 2016 and 2015 in the Company’s financial statements. Since Tower Three was incorporated in 2015, no financial results exist for the 2014 and 2013 fiscal years.

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

	Years Ended December 31,
	2017	2016	2015	2014	2013

			($/C$)
End of period	0.7989	0.7448	0.7226	0.8620	0.9401
High for period	0.7278	0.6853	0.7148	0.8588	0.9348
Low for period	0.8243	0.7972	0.8529	0.9423	1.0164
Average for period	0.7710	0.7558	0.7830	0.9060	0.9712

On August 20, 2018 the most recent weekly publication of the Noon Buying Rate before the date of this Form 20-F reported that, as of August 10, 2018, the Noon Buying Rate for the conversion of dollars to Canadian dollars was $0.7618 per Canadian dollar.

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

  high levels of inflation in local economies

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

The Company may seek to expand and develop its business, including through acquisitions, increased product offerings, or other strategic growth opportunities. In the ordinary course of business, the Company may review, analyze, and evaluate various potential transactions or other activities in which it may engage. Such transactions or activities could cause disruptions in, increase risk or otherwise negatively impact its business. Among other things, such transactions and activities may:

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

Political, economic and other uncertainties in countries where the Company operates could negatively affect the company’s business

The Company’s business operations are currently located in Colombia and Argentina. Although Colombia has a longstanding tradition of respecting the rule of law, which has been bolstered in recent years by the present government’s policies and programs, no assurance can be given that the Company’s plans and operations will not be adversely affected by future developments in Colombia. The Company’s existing assets and proposed activities in Colombia are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions, and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as communications could have a significant effect on the Company. Any changes in regulations or shifts in political attitudes are beyond the Company’s control and may adversely affect its business. The Company’s business may be affected in varying degrees by government regulations with respect to restrictions on future expansion, price controls, export controls, foreign exchange controls, earnings repatriation, income and/or business taxes or expropriations.

In particular, operating in Columbia and Argentina presents the following unique risks to the Company’s business and operations:

Legal System

As civil law jurisdictions, each of Colombia and Argentina have legal systems that are different from the common law jurisdictions of Canada and the United States. There can be no assurance that licenses, permits, applications or other legal arrangements will not be adversely affected by changes in governments, the actions of government authorities or others, or the effectiveness and enforcement of such arrangements in any of the jurisdictions in which we operate.

Permits and Licenses

The Company’s business activities in Colombia, Argentina and the United Statesare each dependent on receipt of government approvals or permits to develop its business. Any delays in receiving government approvals or permits or no objection certificates may delay the Company’s operations or may affect the status of the Company’s contractual arrangements or its ability to meet its contractual obligations.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Colombia or Argentina (which ended such restrictions in 2017) of capital and distribution of earnings from Colombia or Argentina to foreign entities. However, there can be no assurance that restrictions on repatriation of capital or distributions of earnings from Colombia or Argentina will not be imposed in the future.

Foreign Currency Fluctuations

The Company’s current and proposed business operations in Colombia and Argentina render it subject to foreign currency fluctuations, which may materially affect its financial position. The Company holds Canadian and U.S. dollars and sends funds to Colombia in U.S. dollars, which are then converted into Colombian pesos or Argentinian pesos, as applicable. The important exchange rates for the Company are those for the U.S. dollar, Canadian dollar Colombian peso, and the Argentinian peso. While the Company is funding operations in Colombia and Argentina, its results could be impaired by adverse changes in the U.S. dollar and Canadian dollar relative to each of the Colombian peso and Argentinian peso. Prior and future equity financings result in the generation of Canadian dollar proceeds to fund the Company’s activities, which are mostly incurred in U.S. dollars, Colombian pesos or Argentinian pesos. To the extent funds from such financings are maintained in Canadian dollars, the Company’s results can be significantly impacted by adverse changes in exchange rates between the Canadian dollar, the U.S. dollar, the Argentinian peso and the Colombian peso.

The Company’s operations may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with the Company’s operations in Colombia and Argentina, the Company may be subject to the exclusive jurisdiction of foreign courts or tribunals, or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental body because of the doctrine of sovereign immunity..

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

Devaluation of the Argentinian peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.

Since we generate a significant portion of our revenues in Argentinian pesos through our operations in that country, any devaluation may negatively affect the value of our earnings in that country”

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate published by the Banco de la Nación Argentina, in the year ended December 31, 2017 the devaluation of the peso against the U.S. dollar was 17.4% (compared to 21.9% and 52.5% in the years ended December 31, 2016 and 2015, respectively). The Argentine Peso lost 7.1% of its value against the U.S. dollar in the first two months of 2018.

Beginning on December 17, 2015, the current administration lifted most of the restrictions to access the foreign exchange markets (“FX Markets”) and the multiple exchange rate system was unified into a floating rate regime. As a result, the value of the peso depreciated significantly against the U.S. dollar.

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the Argentinian peso may depreciate or appreciate against the U.S. dollar, the Canadian dollar or other foreign currencies. We cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy. If any of these changes takes place we cannot anticipate the impact these could have on the value of the peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting our margins.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and has remained relatively high since then. There can be no assurance that inflation rates will not be higher in the future.

On January 2014, a new consumer price index, the National Urban Consumer Price Index (Indice de Precios al Consumidor Nacional Urbano, or “IPCNu”) was published with the aim of improving the accuracy of measurements of the evolution of prices in the Argentine economy. The IPCNu integrates a set of price indexes which allows for the monitoring of the change in several prices in the economy (wholesale, commodities and construction costs, among others) by considering the price information from all the provinces in Argentina. The IPCNu increased by 11.9% over the period from January to October 2015 (according to last available data); and by 23.9% in 2014. In the past, there has been a substantial disparity between the inflation indexes published by the INDEC and the higher inflation indexes estimated by private consulting firms. The INDEC estimated that the Argentine wholesale price index increased by 13.1% in 2012, 14.8% in 2013, 28.3% in 2014 and 10.6% in the period of January to October 2015 (according to the last available data because INDEC has not disclosed figures for November and December 2015). The INDEC resumed publication of the wholesale price index for full year since 2016, the Argentine Wholesale Price Index increased by 34.6% in 2016 and 18.8% in 2017, on a year-over-year comparison.

On January 8, 2016, the current administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016 (which was not extended). During this state of emergency, the INDEC had suspended publication of certain statistical data (regarding prices, poverty, unemployment and GDP) until it completed a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information. As of the date of this Annual Report, INDEC has resumed publication of mentioned statistical data, although for some indicators it has not disclosed or provided re-estimated figures for certain time periods.

As a consequence of the aforementioned events, the full year 2015 inflation measure for IPCNu index was not disclosed, and according to last available data (from October 2015) the IPCNu registered an increase of 11.9% over the January to October 2015 period. As alternative guidance to IPCNu, the authorities suggested that other measures should be observed, such as those published by the statistical entity of the Autonomous City of Buenos Aires (IPC CABA) and the San Luis Province that registered an annual increase of 26.9% and 31.6% in 2015, respectively. IPCNu publication was resumed in June 2016 disclosing May 2016 monthly inflation figures, while data for the months in the period January to April 2016 remains unavailable. Taking this into account, IPCNu variation from May to December 2016 was 16.9% and, as alternative guidance, the indexes published by the Province of San Luis and the Autonomous City of Buenos Aires from January to April 2016 represented an increase of 13.9% and 19.2%, respectively. During 2017, the INDEC published monthly IPC index regularly, registering an increase of 24.8% on a year-over-year comparison. The respective IPC variation was of 1.8% and 2.4% for the months of January and February 2018, in each case compared against the previous month.

The Argentine government continued implementing several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience high levels of inflation. If the value of the peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

Since a large portion of our revenues are denominated in Argentinian pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations.

Future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry in Argentina.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. In the past, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure. Provinces have increased their tax rates, particularly the turnover tax rates.

Since assuming office on December 10, 2015, President Macri has announced several economic and policy reforms. As of the date of this report, the impact that these measures and any future measures taken by the current administration will have on the Argentine economy as a whole and the telecommunication sector in particular cannot be predicted. We believe that the effect of the planned liberalization of the economy, the reduction of the poverty and the integration of Argentina to international markets, will be positive for our business by stimulating economic activity. However, it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and fail to benefit or harm the Argentine economy and our business in particular.

We cannot assure you that the Argentine government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our common shares to decline..

Argentina’s economy may contract in the future due to international and domestic conditions which may adversely affect our operations.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina’s. Global financial instability may impact the Argentine economy and cause a slowdown in Argentina’s growth rate or could lead to a recession with consequences in the trade and fiscal balances and in the unemployment level.

Moreover, Argentine economic growth might be negatively affected by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina’s fiscal results and generate uncertainties that might affect the economy’s level of growth.

Moreover, several trading partners of Argentina (such as Brazil, Europe and China) are experiencing significant slowdowns or recession periods in their economies. This may impact the demand for products coming from Argentina and hence affect its economy.

If international and domestic economic conditions for Argentina were to worsen, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, financial condition and cash flows.

A large portion of our operations, properties and customers are located in Argentina, and, as a result, our business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina. If economic and legal conditions in Argentina were to deteriorate, they could have an adverse effect on our financial condition, results of operations and cash flows.

Economic and legal conditions in Argentina remain uncertain which may affect our financial condition, results of operations and cash flows.

Although general economic conditions have shown improvement in the last decade, and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the nature of the changes in the Argentine political, economic and legal environment over the past several years has given rise to uncertainties about the country’s business environment.

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing case law on labor matters and requiring companies to assume greater responsibility for, and assumption of costs and risks associated with, subcontracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict if and how our activities will be affected by such changes.

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

The application of anti-bribery or corruption laws could impact the Company’s operations

The Company’s operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. It is possible that the Company, or some of its subsidiaries, employees or contractors, could be charged with bribery or corruption as a result of the unauthorized actions of its employees or contractors. If the Companyis found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair the Company’s ability to work with governments or nongovernmental organizations. Such convictions or allegations could result in the formal exclusion of the Company from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization and increased investor concern.

If the Company fails to comply with laws or regulations which regulate its business and which may change at any time, the Company may be fined or even lose its right to conduct some of its business.

A variety of laws and regulations apply to the Company’s business, including the laws of Colombia and Argentina. Failure to comply with applicable requirements may lead to civil penalties or require the Company to assume indemnification obligations or breach contractual provisions. The Company cannot guarantee that existing or future laws or regulations will not adversely affect its business, or result in additional costs. These factors may have a material adverse effect on the Company.

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

Changes in current or future laws or regulations could restrict its ability to operate its business as it currently does

The Company’s business and that of its tenants are subject to various laws and regulations. In certain jurisdictions, these regulations could be applied or enforced retroactively, which could require that the Company modify or dismantle existing towers. Since the Company has operating subsidiaries that are incorporated in both Colombia and Argentina it is thus subject to the laws of such jurisdictions. For example, the Colombian Ministry of Communications has a protocol aimed to explain to local authorities and communities the existence of environmental impacts and negative effects on the health of the people. Zoning authorities and community organizations are often opposed to construction of communications sites in their communities, which can delay, prevent or increase the cost of new tower construction, modifications, additions of new antennas to a site or site upgrades, thereby limiting the Company’s ability to respond to tenant demands. The regulations about distance of cell towers to schools, hospitals, and residences, depend on local authorities, as in Colombia the mayors of municipalities have the power to regulate in an autonomous way the matters related to telecommunication infrastructure. Existing regulatory policies may materially and adversely affect the timing or cost of construction projects associated with the Company’s communications sites and new regulations may be adopted that increase delays or result in additional costs to the Company, or that prevent such projects in certain locations, and noncompliance could result in the imposition of fines or an award of damages to private litigants. In certain jurisdictions, there may be changes to zoning regulations or construction laws based on site location, which may result in increased costs to modify certain of the Company’s existing towers or decreased revenue due to the removal of certain towers to ensure compliance with such changes. These factors could materially and adversely affect the Company’s business, results of operations or financial condition.

Changes to the tax laws in Colombia or Argentina could negatively impact the Company’s business and operations.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Colombia or Argentina, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in any of the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

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

The Company’s operations are primarily in jurisdictions outside of Canada or the United States and consequently the

Company is subject to the risks of foreign operations generally

Currently the Company’s operations are conducted in foreign jurisdictions including, but not limited to Colombia or Argentina. The Company expects that receivables with respect to foreign sales will continue to account for a significant portion of its total accounts and receivables outstanding. As such, the Company’s operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Company including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s operations are conducted. The Company’s operations may also be adversely affected by social, political and economic instability and by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the Company’s operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, its business may be harmed.

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

As we operate internationally, we are subject to the United States’ Foreign Corrupt Practices Act of 1977 and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act of 1977, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and consultants. However, our existing safeguards and any future improvements may prove to be less than effective and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act of 1977 may result in criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

As a foreign private issuer, we are not subject to U.S. proxy rules and are exempt from filing certain reports under the Securities Exchange Act of 1934.

As a foreign private issuer, we are exempt from the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file annual and current reports and financial statements with the United States Securities and Exchange Commission (the “SEC”) as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act, and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act.

If we were to loose our foreign private issuer status, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would have to present our financial statements under US GAAP and may also be required to modify certain of our policies to comply with corporate governance practices applicable to U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

If we were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our Common Shares could be subject to adverse U.S. federal income tax consequences.

If we were a “passive foreign investment company within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended, for any taxable year during which a U.S. holds our Common Shares certain adverse U.S. federal income tax consequences may apply to the U.S. holder. We do not expect to be a passive foreign investment company for U.S. federal income tax purposes for our current taxable year or the reasonably foreseeable future, although there can be no assurance in this regard. Our possible status as a passive foreign investment company must be determined annually and therefore may be subject to change. This determination will depend on the composition of our income and assets, the market valuation of our assets (including, among others, our goodwill) from time to time, and our spending schedule for cash balances and the proceeds of any offering, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we were a passive foreign investment company, U.S. holders of our Common Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on gains recognized and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements.

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

Item 4. Information on the Company

A. History and Development of the Company

Name and Incorporation

The Company was incorporated under the British Columbia Business Corporations Act (“BCBCA”)on September 12, 2005 as “Pacific Therapeutics Ltd.” On January 12, 2017, in connection with the completion of the Tower Three Transaction (defined below) the Company changed its name to “Tower One Wireless Corp.”

The head office and registered and records office of the Company is located at Suite 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada. The Company’s phone number is (604) 559-8051 and its web site is www.toweronewireless.com. The information on our website does not form a part of this Form 20-F.

The Company is a reporting Company in British Columbia and Ontario and its common shares are listed for trading on the Canadian Securities Exchange (“CSE”), the Frankfort Stock Exchange and are quoted on the OTC Pink Sheets.

General Development of Business

Before the completion of the Tower Three Transaction (defined below), the Company was a development stage specialty pharmaceutical company focused on developing late stage clinical therapies and in-licensed novel compounds for fibrosis, erectile dysfunction (ED) and other indications. On July 24, 2015 the Company entered into a purchase and sale agreement (the “Forge Agreement”) with Forge Therapeutics Inc. (“Forge”) of Wyoming, pursuant to which the Company agreed to sell certain of its technology assets (related to fibrosis and erectile dysfunction) to Forge in return for 15,000,000 common shares of Forge.

The Company is currently primarily in the business of developing, owning and operating cellular towers in Latin America, specifically in Argentina and Columbia.

Significant Acquisitions, Dispositions and other Events

Cabbay Plan of Arrangement

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

Tower Three Transaction

On January 12, 2017, the Company completed a “fundamental change” transaction (the “Tower Three Transaction”), with Tower Three SA, a limited liability company formed under the laws of the Republic of Columbia on December 30, 2015 (“Tower Three”), pursuant to a share exchange agreement made effective as of October 19, 2016, as amended (the “Acquisition Agreement”) among the Company, Tower Three and the shareholders of Tower Three (the “Selling Shareholders”), whereby the Company acquired 100% of the securities of Tower Three from the Selling Shareholders, by issuing 30,000,000 common shares of the Company to the Selling Shareholders on a pro-rata basis, following the completion of which, Tower Three is now a wholly-owned subsidiary of the Company. Following the completion of the Tower Three Transaction, the Company began conducting the principal business in Columbia, Argentina and USA.

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

Acquisition of Evolution Technology SA

On March 30, 2017, the Company's wholly-owned subsidiary, Tower 3 SA entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina. Since its incorporation on March 10, 2016, Evotech has obtained various permits for constructing cellular towers and also has a master lease agreement with a major telecom carrier in Argentina. To obtain the 65% ownership interest in Evotech, the Company paid US$350,000 to the original shareholders of Evotech and transferred US$400,000 to Evotech for operating expenses. The Company also issued 1,500,000 common shares with a fair value of $480,000 to the shareholders of Evotech. In addition, the Company is committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000. The original shareholders of Evotech have the option to exchange all and not less than all of the remaining 35% ownership interest in Evotech for 7,000,000 common shares of the Company on or before June 30, 2018 if Evotech constructs 50 towers. As of the date of this report, Evotech has constructed two towers in Argentina and had commenced construction of an additional two towers in Argentina.

Acquisition of Tower Construction & Technical Services Inc.

On October 18, 2017, the Company entered into an escrow agreement with the shareholders of Construction &Technical Services, Inc. (“TCTS”) to acquire a 70% ownership interest in TCTS. To obtain this 70% ownership interest in TCTS the Company committed to operate TCTS’s business and financial affairs and no cash or equity consideration was provided for this acquisition. TCTS is a Florida company, headquartered in Miami, Florida and established in 2010 that provides its customers with comprehensive telecommunications services including turnkey solutions covering all aspects of tower erecting needs including: wireless infrastructure, tower building solutions and fiber to home. TCTS as active master services agreements with multiple large companies including: T-Mobile, Ericsson, Signfox. Within the first 90 days of the Company’s acquisition of TCTS, TCTS had entered into tower construction and service contracts T-Mobile and Ericsson totaling $314,000 USD.

On February 2, 2018, the Company announced that it intends to spin-out its 70% ownership interest in TCTS to its shareholders with the intention of creating a standalone publicly traded company. The Company established a record date of March 15, 2018 for this proposed spin-out pursuant to shareholders of record on such record date will be entitled to receive one common share in the capital of TCTS for every five common shares in the capital of the Company held by such shareholders. This proposed spin-out is subject to regulatory approval, including approval of the CSE.

Collocation Agreement with Claro

On October 24, 2017, Tower Three signed a collocation agreement with Claro Columbia, which allows Tower Three to lease tower sites in Columbia to Claro. Claro is believed to be the largest provider of mobile phone services in Columbia with an estimated 60% of the market share in that country.

Expansion into Mexico

On March 23, 2018, the Company entered into an acquisition agreement with Comercializadora Mexmaken S.A de C.V, a Mexican-based private tower company. In consideration for the acquisition of Comercializador Mexmaken, the Company issued 7,500,000 common shares of the Company at $0.185 per share for an aggregate value of $1,387,500. Following completion of the acquisition on May 18, 2018, the Company now owns 90% of the issued and outstanding share capital of Comercializadora Mexmaken, which has become a subsidiary of the Company. Comercializadora Mexmaken, which owns, builds and leases cellular towers to the telecom industry in Mexico, has a master lease agreement with AT&T.

Proposed Acquisition of Process Cellular Inc.

On March 26, 2018, the Company entered into an agreement to acquire 100% equity ownership of Process Cellular Inc. (“ProCell”), a Southern California based private company that operates as a turnkey general contractor that specializes in cellular tower construction.

Inter-Corporate Relationships

Upon the completion of the Tower Three Transaction, Tower Three became a wholly-owned subsidiary of the Company, and currently manages the Company’s operations in Columbia. Tower Three also has a wholly-owned subsidiary, Fundacion Communicar Para Educara Columbia Foundation, which is a non-profit initiative established with the goal of creating and distributing educational devices for the developing world. The Company owns a 65% equity interest in Evotech, which manages the Company’s operations in Argentina. The Company also owns a 70% equity interest in TCTS, which manages the Company’s operations in the United States.

Private Placements

Concurrent with the closing of the Tower Three Transaction, the Company completed a private placement (the “Private Placement”) of units (the “Units”), at a price of $0.15per Unit for gross proceeds of $2,322,737. Each Unit consisted of one share of the Company’s common stock ( a “Common Share”) and one transferable Common Share purchase warrant ( a “Warrant”), with each whole Warrant entitling the holder to purchase, for a period of 12 months from the date of issue, one additional Common Share at an exercise price of $0.40per Common Share. The Warrants also have an acceleration clause whereby if the closing price of the Common Shares is greater than $0.60per Common Share for a period of ten (10) consecutive trading days, the Company will have the right to accelerate the expiry of the Warrants by giving notice to the holders of the Warrants by news release or other form of notice permitted by the certificate representing the Warrants that the Warrants will expire at 4:30 p.m. (Vancouver time) on a date that is not less than ten (10) days from the date notice is given. As compensation for raising proceeds under the Private Placement, eligible finders and brokers received cash commission of 8% of the gross proceeds raised in the Private Placement and compensation Warrants (the “Financing Warrants”) entitling the finder or broker to purchase Common Shares up to 8% of the number of Placement Units sold in the Private Placement, exercisable at a price of $0.40 per Common Share for a period of 12 months from the date of issuance of the Financing Warrants, subject to an acceleration provision.

Warrant Incentive Programs

After the completion of the Private Placement, the Company instituted an incentive program, whereby holders of Warrants were granted incentive warrants (the “Incentive Warrants”) that were exercisable at $0.50 per share within 12 months of issuance if they exercised their Warrants from June 21, 2017 to July 21, 2017. As a result of this incentive program, 3,774,466 Warrants were exercised with total proceeds of $1,132,340 and 3,774,466 Incentive Warrants were issued.

The Company instituted a second incentive program that provided for the following: (i) that the expiration date of the Warrants was extended to March 30, 2018, (ii) the exercise price of the Warrants and the Incentive Warrants was reduced to $0.25 per share, and (iii) additional warrants with an exercise price of $0.40 per share were issued to current holders of Warrants and Incentive Warrants in consideration for such Warrants or Incentive Warrants to be exercised prior to March 30,2018. The deadline for this incentive program was extended to April 6, 2018, and on such date a total of 8,665,201 Warrants and Incentive Warrants were exercised to acquire 8,665,201 Common Shares at a price of $0.25, which resulted in $2,166,300 in gross proceeds for the Company. The Company intends to utilize these funds to continue to build wireless cellular towers, predominately in Argentina as well as for general corporate purposes.

Principal Capital Expenditures

The Company’s principal capital expenditures are the acquisition of wireless tower sites and the development of cellular towers on such sites. The Company funds these capital investments primarily through funds received through capital market raises such as the Private Placement and the Incentive Warrant program.

B. Business Overview

Current Operations

The primary business of the Company is to develop, own and operate multitenant communications real estate primarily in Latin America, specifically Columbia and Argentina. The Company is primarily focused on building towers in municipalities where there is limited or no cellular coverage and is currently focused on 4G LTE infrastructure expansion throughout Latin America.

The Company currently has two master lease agreements, three collocations and 300 cellular search rings provided by mobile network operators. Since many of these contracts are non-exclusive, the Company can enter into additional rental agreements for each tower so that multiple service providers can rent space on the same tower, thereby increasing the revenue generated per tower.

The Company’s revenues primarily come from the leasing of space on its communications sites to wireless service providers, radio and television broadcast companies, wireless data providers, government agencies and municipalities and tenants in a number of other industries.

Products and Services

We have currently completed 24 wireless towers in Argentina (nine of which have active collocations) with another eight under construction, while we have 12 completed towers in Columbia with three active collocations. We also have 35 approved tower sites for future construction in Columbia. Towers with collocation capabilities have the ability to host up to three providers on the same tower.

Our revenue is primarily derived from tenant leases on cellular towers we own and operate in Columbia and Argentina as well as certain revenues generated from TCTS’s operations in the United States. The amount of rental payments we receive from our towers in Columbia and Argentina depend upon tower location, amount, type and position of tenant equipment on the tower, ground space required by the tenant and remaining tower capacity. Our costs typically include ground rent and power and fuel costs, some or all of which may be passed through to our tenants, as well as property taxes and repairs and maintenance expenses. We currently have leased each of our six towers in Columbia to Millicom International Cellular S.A, a large international telecommunication and media company, under separate 13 year leases, which expire in 2029. Under the terms of each of these leases Millicom pays a monthly $1,000 (USD) per tower fee to Tower Three to use the towers by installing antennas on such towers. We also have lease agreements for our remaining six towers in Columbia with Claro Columbia and lease agreements with Claro Argentina for all of our 24 towers in Argentina. Each of these agreements is for a 13 year term and have similar monthly payments and terms as our lease agreements with Millicom. Claro is part of América Móvil, a Mexican telecom group serving clients throughout Latin America.

The Company’s operations are concentrated in Columbia, Argentina and the United States (though the operations of TCTS). During the year ended December 31, 2017, the Company recorded total of revenues of $118,700, $65,601, and $16,731 in Columbia, Argentina and the United States respectively, while the Company recorded total assets of $464,459, $2,637,063, and $5,374, in Columbia, Argentina and the United States respectively.

Business Strategy

Tower Development

After the completion of the Tower Three Transaction, the Company now focuses primarily on building cellular towers in municipalities where there is limited or no cellular coverage and is currently focused on 4G LTE infrastructure expansion in Columbia, Argentina and now the United States. The Company currently intends to complete the construction of a total of 10 cellular towers in Argentina, and has ownership rights for a total of 50 sites (20 in Columbia and 30 in Argentina) where it intends to build towers. Additionally, the Company acquired in the first quarter of 2018, 80 new wireless tower sites in Argentina. Each wireless tower site consists of leasing of the underlying real estate as well as the rights to build cell towers. The Company works with local and regional government departments to ensure that its locations and properties can be licensed quickly and effectively by carriers and operators or even shared. The Company’s objective is to build each site within thirty days and have the operator hopefully up and running within sixty days. The Company’s towers and sites are home to cellular and wireless, radio and television broadcast, microwave and two-way radio communications equipment

Vertical Partnerships

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

The Company plans to continue to build joint venture “market vertical” partners with wireless service providers such as Millicom, Claro Columbia, and Claro Argentina as well as other wireless carriers who are looking to deploy 4G LTE networks in Latin America.

Community Involvement

In addition, it is the intention of the Company that every tower will offer the local community free WiFi and help to create community websites so as to enhance community well-being and integration. Integral to the Company’s business penetration strategy is its planned role as being a leading corporate citizen helping local markets. Consequently, the Company attempts to combine social and community efforts (free Wifi, programs, prizes, etc.) with its current business operations in local cities and towns so as to bolster its reputation and corporate involvement.

The Telecommunications Market in Latin America

General

Despite considerable progress in building out mobile broadband networks in Latin America over recent years(there are currently over 160,000 towers in Latin America), approximately 10% of the population, or approximately 64 million people, still have no access to a mobile broadband network in the region. Latin America is characterized by densely populated and sprawling cities, but also by vast, sparsely populated areas, mountain ranges, rainforests and islands. Although most people live in urban or suburban areas, it is the small proportion of people living in rural areas (20% of the population) that are most likely to currently be without access to mobile broadband. Although the business model utilized by mobile carriers has so far proven effective in expanding coverage to current levels, the Company believes that moving further into remote areas through traditional network deployment is a much greater challenge, owing to the sparsely populated unconnected areas, the difficult economic situation in many Latin American countries, the high cost of investment with limited potential for return, and a challenging market environment that often makes coverage expansion uneconomical. As a result, mobile operators are increasingly adopting alternative methods, notably infrastructure sharing and partnerships with other ecosystem players, to complement traditional network deployments. The Company believes that governments in the region want to make access to and use of mobile broadband universal, a goal shared by mobile operators, which the Company expects will require a multidimensional approach and collaboration between governments and the mobile industry, with the former supporting industry-led initiatives with policies and programs that create the right incentives and an enabling environment for extending connectivity to underserved areas. The Company also believes that in many cases mobile operators’ efforts to improve coverage are hampered by inefficient and arduous regulation from governments and policymakers, including onerous coverage obligations, strict quality-of-service (“QoS”) expectations, and restrictive planning laws around new infrastructure deployment which, together, make for a challenging regulatory environment.

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

Mobile operators in Latin America face a tough balancing act in allocating capital across multiple divergent needs: investing in network expansion projects to meet coverage obligations, or boosting network capacity in existing service areas to address QoS expectations (most countries in Latin America have more than 3,500 connections per base station, compared to around 1,000 or fewer in the US and other developed markets).The Company believes that this puts an additional burden on mobile operators and inadvertently weakens the business case for investment in coverage expansion. We believe that tower firms – like Tower Three – have a role to play in creating and sustaining an enabling environment for effective investment in infrastructure deployment for carriers and operators. Tower Three’s infrastructure sharing is intended to enable mobile operators to deploy networks more efficiently, optimize asset utilization and reduce running costs compared with standalone deployment by the carrier. It is also designed to minimize duplication of infrastructure, which has come under the spotlight in many countries due to growing environmental and public safety concerns. There are two broad forms of infrastructure sharing: passive and active. With passive infrastructure sharing, tower firms allow operators to share physical components of a cell site (e.g. installing multiple antennas on a single tower). With active infrastructure sharing, tower firms enable operators to share the radio access network (RAN) or, at a more advanced level, the core network. Tower Three engages in both types of infrastructure sharing.

The Argentinian Market

Argentina has one of the most developed mobile telephone markets in Latin America, with the third highest number of subscribers after Brazil and Mexico and the second highest degree of mobile penetration after Uruguay. Although market penetration is relatively high, we believe there is potential for subsription growth as there are three sizeable competitive mobile operations vying for leadership in the country. Additionally, Argentina’s tower infrastructure remains reletively underdeveloped given the size of the market, and Latin America’s largest tower development companies, American Tower and S.A, have relatively fewer towers in Argentina than in other countries in the region.

We believe that significant tower infrastructure will be required to meet the coverage targets of mobile companies in Argentina and to cater to significant mobile data demand in large population centers in the country.

Competition

The Company operates in a very competitive industry, with a number of competitors who vary in size from very small organizations to large public companies. We believe that price, network density, speed of service, quality and site location and capacity are the primary competitive factors affecting companies in our industry. Although some of the Company’s competitors, such as American Tower Corp. (“AMT”), have invested large amounts of monies in telecommunications infrastructure in Latin America; AMT has 3,500 towers in Colombia and more than 12,000 across Latin America, the Company’s management believes there is ample room for its business to serve clients in certain districts of Colombia, Argentina and other countries on Latin America where local issues and situations make our Company’s locations more suitable than our competitors.

Seasonality

Not Applicable

Legal Proceedings

We are not currently a party to any material legal proceeding. From time to time, we may bring against others or be subject to various claims and legal actions arising in the ordinary course of business.

C. Organizational structure

The following are the Company’s subsidiaries along with the percentage ownership and jurisdiction of incorporation:

Tower Three SAS (Columbia) (100%)
Evolution Technology SA (Argentina) (65%);
Innervision SAS (Columbia) (90%)
Tower 3 SAS (Argentina)(100%)
Tower Construction & Technical Services Inc. (Florida)(70%)

D. Property, plant and equipment.

The Company has 12 cellular towers located in Colombia, and 25 Towers in Argentina.

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

We also maintain regional offices in Columbia at: 8A #99-22 Unit 903, Bogota, Colombia, and in Argentina at: 555 TTe. Gral Juan Domingo Peron, Piso 2, Buenos Aires, Argentina. We currently lease these office locations. We also lease an office in Miami, Florida.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements for each of the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015 have been prepared in accordance with IFRS. This discussion contains forward-looking statements that involve certain risks and uncertainties. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See Item 3.D, “Key Information — Risk Factors”.

General

The Company now focuses primarily on building cellular towers in municipalities where there is limited or no cellular coverage and is currently focused on 4G LTE infrastructure expansion in Colombia and Argentina. The Company currently has 40 towers completed (28 in Argentina and 12 in Columbia) and the majority of the Company’s current revenue is derived from tenant leases on these cellular towers, as well as TCTS’s operations in the United States.

Corporate Highlights

The Company’s highlights during the year ended December 31, 2017 and the interim period up until the date of this report include:

  The Company completed the Tower Three Transaction on January 12, 2017.

  The Company’s Common Shares began trading on the Canadian Securities Exchange at market open on January 26, 2017 under the symbol “TO”.

  The Company secured The Depository Trust Company (DTC) eligibility for its shares traded in the United States under the symbol TOWTF on May 5, 2017.

  The Company was awarded six additional search rings from a mobile network operator in Columbia.

  The Company completed the acquisition of a 65% ownership interest in Evotech, which gave the Company access to the Argentinian market.

  The Company introduced the incentive Program for its outstanding Warrants. As a result of this incentive program, 3,774,466 Warrants were exercised with total proceeds of $1,132,340 and 3,774,466 Incentive Warrants were issued.

  The Company instituted a second incentive program that resulted in a total of 8,665,201 Warrants and Incentive Warrants being exercised to acquire 8,665,201 Common Shares at a price of $0.25, which resulted in $2,166,300 in gross proceeds for the Company.

  On July 18, 2017, the Company announced that both of its Argentina subsidiaries have received 10 additional search rings each from two separate mobile network operators to build 20 additional towers.

  During the year ended December 31, 2017, the Company granted 15,695,000 stock options and recorded share- based compensation of $3,693,799. During the year, 11,130,435 stock options were exercised with total proceeds of $2,685,999.

  On October 17, 2017, the Company signed a letter of intent to acquire a Mexican-based private tower company with a view to negotiating the terms of a definitive agreement in order to complete the acquisition of this Mexican-based tower company.

  On October 19, 2017, the Company placed a $315,000 deposit for the purchase of 15 towers to be deployed in November, 2017. These 15 towers will be located in Argentina and are expected to cost total of approximately USD$1,050,000 to purchase.

  On October 24, 2017, the Company signed a Collocation Agreement with Claro in Colombia. The Collocation Agreement allows the company to lease tower sites to Claro.

  As of the end of the fiscal year, had constructed 25 towers and completed an additional five towers in Argentina during the first quarter of 2018.

  The Company received an additional 50 search rings (bringing the total search rings to 300) for new locations and acquired 80 new wireless tower sites in Argentina during the first quarter of 2018

  The Company announced its intention to spin-out its 70% equity interest in TCTS to its shareholders.

  The Company hired Mr. John Logiudice, who has over 20 years of experience with Ericsson and Sprint-Nextel, to head the Company’s tower services division.

Results of Operations

The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2017, 2016 and 2015:

	2017	2016*	Change from 2016 to 2017	2015*	Change from 2015 to 2016
	$	$	$	$	$
Revenue	200,498	19,403	181,095	-	19,403
Wages and Benefits	72,011	7,125	64,886	-	7,125
Professional Fees	1,710,312	204,561	1,505,751	21,151	183,410
Advertising and Promotion	1,190,150	-	1,190,150	-	-
Share Based Compensation	3,693,799	-	3,693,799	-	-
Travel	333,366	29,631	303,735	-	29,631
Office and miscellaneous	128,184	60,113	68,071	-	60,113
Bank Charges and Interest Expense	380,864	4,491	376,373	-	4,491
Total Other Income (Expenses)	(2,327,117)	-	(2,327,117)	-	-
Net and Comprehensive income (loss)	9,881,797	301,183	9,580,614	21,151	290,256

* In accordance with the IFRS rules Tower Three was considered for accounting purposes to be the successor company upon the completion of the Tower Three Transaction and consequently the Company reports the financial results of Tower Three as the Company’s historical financial results for the fiscal years ended December 31, 2016 and 2015 in the Company’s financial statements. Since Tower Three was incorporated in 2015, no financial results exist for the 2014 and 2013 fiscal years.

The Company’s net and comprehensive loss for the year ended December 31, 2017, totaled $9,881,797 or $0.16 per share compared to net and comprehensive loss of $292,004 or $29.20 per share for the year ended December 31, 2016 and a net and comprehensive loss of $21,151 or $2.12 per share for the year ended December 31, 2015. The increase in the net loss in 2017 from 2016 (and the increase in net loss in 2016 compared to 2015) was primarily the result of the Company’s increased operational activities resulting since the completion of the Tower Three Transaction.

Revenues

The Company has generated revenues of $200,498 primarily from fees received through lease agreements involving the Company’s cellular towers compared to $19,403 in total revenue generated in the prior year. The Company did not generate any revenues in 2015 as Tower Three was incorporated in late December 2015. The Company expects to generate revenues in 2018 mostly through monthly fees paid under lease agreements for the Company’s cellular towers in Columbia and Argentina.

Expenses

During the year ended December 31, 2017, total expenses for the Company were $7,842,058 as compared to the year ended December 31, 2016 where total expenses were $311,407. The increased expenses in 2017 compared to the prior year was mainly due to professional fees of $1,710,312 (compared to $204,561 in 2016 and $21,151 in 2015), travel expenses of $333,366 (compared to $29,631 in 2016 and $nil in 2015) office and miscellaneous expenses of $128,184 (compared to $60,113 in 2016 and $nil in 2015), share based compensation of $3,693,799 ($nil in both 2016 and 2015) and advertising and promotion expense of $1,199,150($Nil in both 2016 and 2015). Expenses incurred from share based payments in 2017 primarily resulted from the issuance stock options to consultants during the year, while the increase in professional fees in 2017 compared to the prior year was mainly the result of increased, financial, accounting and legal fees incurred by the Company in connection with the Tower Three Transaction, and the other acquisitions and dispositions made by the Company during 2017. The increase in office and miscellaneous expenses, advertising and promotional expenses and travel expenses in 2017 compared to the both 2016 and 2015 was primarily the result of the commencement of operational activities in Columbia and Argentina in 2017. Specifically, the further development of our cellular tower business after the Tower Three Transaction increased: (i) office related costs mostly due to the hiring of new employees and the acquisition of additional offices to accommodate the growth of our operations in Columbia and Argentina, (ii) marketing and promotional efforts in Latin America, the United States and Canada to promote our business and create increased awareness of our Company in these markets, and (iii) travel to Columbia and Argentina to scope out optimal locations for cellular towers. The Company also incurred $380,864 in interest and bank charges in 2017, mostly due to interest fees for the previous and existing loans, bank fees and transfer charges in Columbia and Argentina.

During the year ended December 31, 2016, total expenses for the Company were $311,407, which was $290,256 higher than the total expenses incurred during the year ended December 31, 2015. Expenses increased in 2016 compared to 2015 primarily due to various operating activities in 2016 while Tower Three had limited operations in 2015 as a result of being incorporated in late December of that year .

Interest Income

Interest income consists of interest earned on the Company’s cash and cash equivalents. The Company has no interest income for the period ended December 31, 2017 and years ended December 31, 2016 and 2015.

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

Foreign Currency Fluctuations

The Company generates revenues and incurs expenses and capital expenditures primarily in Colombia and Argentina and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso or Argentina Peso could have an effect on the Company's results of operations, financial position and/or cash flows. The Company

During the year ended December 31, 2017, the Company recorded $18,120 in losses related to foreign exchange translation adjustments in 2017 compared to a loss of $9,179 in 2016. The Company’s functional currency is the Canadian dollar, while Tower Three conducts business in Columbia with the Columbian Peso and Evotech conducts business in Argentina with the Argentinian Peso. At December 31, 2017, through Tower Three, the Company had cash of $12,966, amount receivable of $1,164 and accounts payable of $80,868, all of which were denominated in Colombia Peso. In addition, through Evotech, the Company had cash of $41,801, accounts receivable of $154,950 and accounts payable of $471,692, all of which were denominated in Argentina Pesos.

Foreign currency fluctuations have not previously had a material impact on the Company’s financial results. Consequently, the Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates and therefore does not hedge its exposure to currency fluctuations. It is the opinion of management that the foreign exchange risk to which the Company is exposed is currently minimal. However, with the completion of the Tower Three Transaction and the acquisition of Evotech, the Company anticipates that the fluctuations of the Columbian and Argentinian Pesos may impact the Company’s financial results moving forward. The Company intends to monitor such potential impact and will possibly develop a hedging policy if such fluctuations become material.

Critical Accounting Estimates

The Company’s accounting policies are presented in Note 6 of the audited financial statements for the years ended December 31, 2017 and 2016. The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. These include:

  the assumptions used for the valuation of listing expense;

  the assumptions used for the determination of the impairment of intangible assets;

  the assumptions used for the determination of the useful life of equipment;

  the assumptions used for the determination of the useful life of intangible assets; and

  the assumptions used for the determination of the value share based payments and compensation.

Regulation

Columbia

Our tower leasing business in Columbia is subject to Columbian national, state and local regulatory requirements with respect to the construction, registration, marking and maintenance of our towers. Colombia is divided into 32 departments and one capital district, which is treated as a department (Bogotá also serves as the capital of the department of Cundinamarca). Departments are subdivided into municipalities, each of which is assigned a municipal seat, and municipalities are in turn subdivided into corregimientos in rural areas and into comunas in urban areas. Each department has a local government with a governor and assembly directly elected to four-year terms, and each municipality is headed by a mayor and council. There is a popularly elected local administrative board in each of the corregimientos or comunas. In addition to the capital four other cities have been designated districts (in effect special municipalities), on the basis of special distinguishing features. These are Barranquilla, Cartagena, Santa Marta and Buenaventura. Some departments have local administrative subdivisions, where towns have a large concentration of population and municipalities are near each other (for example in Antioquia and Cundinamarca). Where departments have a low population (for example Amazonas, Vaupés and Vichada), special administrative divisions are employed, such as “department corregimientos”, which are a hybrid of a municipality and a corregimiento. The majority of existing infrastructure in remote areas, including buildings, open spaces such as parks and squares, legacy fixed-line telecoms infrastructure and public utilities, is owned by governments and public institutions.

For infrastructure deployment and antenna siting, mobile operators and tower companies need to obtain local approvals from municipalities for each antenna or tower site. The absence of a clear national policy can lead to each municipality adopting its own policy and procedures that are sometimes in conflict with the technical requirements of deploying mobile networks.

Argentina

Following the election of President Mauricio Macri in 2015, the Argentine government issued a Decree of Necessity and Urgency (Decreto de Necesidad y Urgencia) to create a new communications ministry and regulator to oversee the telecommunications and media sectors. The National Communications Agency (Ente Nacional de Comunicaciones, or “Enacom”) is now the main telecommunications regulatory authority in Argentina and became operational in 2016. The Company’s operations in Argentina are regulated by Enacom., which in early 2018, established new testing standards for cellular towers in Argentina. In accordance with this new Enacom policy, all now must be tested in Argentina under these new Enacom standards in order to obtain a certificate of homologation.

All telecommunications providers in Argentina must contribute approximately 1.0% of their monthly revenues to finance the provision of telecommunications services in underserved areas and to underserved persons. All providers must also meet certain quality-of-service requirements.

B. Liquidity and Capital Resources.

Overview

The Company is a development stage company and prior to the completion of the Tower Three Transaction in 2017 had no regular cash inflows. Selected financial data pertaining to liquidity and capital resources for the fiscal years ended December 31, 2017, 2016 and 2015is presented below.

Comparison of Years Ended December 31, 2017, 2016 and 2015

Period ended	2017	2016	Change between 2017 and 2016	2015	Change between 2016 and 2015
	$	$		$
Cash and Cash Equivalents	284,225	9,864	274,361	-	9,864
Current Assets	497,029	123,896	373,133	4,300	119,596
Current Liabilities	2,297,298	690,408	1,606,890	21,151	669,257
Working Capital	(1,800,269)	(566,652)	(1,233,617)	(16,851)	(549,801)
Accumulated deficit	(9,896,705)	(313,155)	(9,583,550)	(21,151)	(292,004)
Cash used in operations	(5,170,127)	(359,415)	(4,810,712)	(21,151)	(338,264)
Cash flows from financing Activities	7,415,085	613,987	6,801,098	-	613,987
Interest Income	Nil	Nil	Nil	Nil	Nil

As of December 31, 2017, the Company had cash and cash equivalents of $284,225 (compared with $9,864 for fiscal year 2016 and $nil for fiscal year 2015) and working capital of ($1,800,269) (compared with ($566,512) for fiscal year 2016 and ($16,851) for fiscal year 2015). Working capital is calculated as current assets less current liabilities.

Cash and cash equivalents increased by $274,361 in fiscal year 2017compared to 2016 primarily due to cash received from share subscriptions and exercise of options and warrants during 2017. Cash and cash equivalents increased in 2016 from 2015 since the Tower Three was not active in 2015.

Working Capital decreased by $1,233,617 in fiscal year 2017 compared to fiscal year 2016 primarily due to increased loan payables to related parties and increased accounts payable mostly due to increased operating activities in 2017 compared to 2016. Working capital decreased by $549,801 in 2016 compared to 2015 mainly as a result of increased activities in 2016. Current liabilities increased by $1,606,890 for the fiscal year ended December 31, 2017 compared to the fiscal year ended December 31, 2016 primarily due to loans to the Company in 2017 and increased unpaid payables. Current liabilities increased in 2016 compared to 2015 by $669,257, mainly as a result of the unpaid invoices resulting from increased operations in 2016 compared to the prior year.

Contributed Surplus

Contributed Surplus, which arises from the recognition of the estimated fair value of stock options and warrants, was $1,344,884 for fiscal year 2017, compared with $nil for fiscal years 2016 and 2015. The increase in contributed surplus in 2017 was primarily due to stock options and warrants issued and exercised during the year.

Share Capital

At December 31, 2017, the Company’s share capital was $10,635,886 comprising 70,125,698 issued and outstanding Common Shares (FYE 2016 - $4,300 comprising 10,000 issued and outstanding Common Shares ).

Operating Activities

Cash utilized in operating activities during fiscal year 2017 was $5,170,127 (compared with $359,415 utilized for fiscal year 2016 and $21,151 utilized for fiscal year 2015).The increase in cash utilized in operations during fiscal year 2017 as compared to fiscal year 2016 was primarily due to an increase in professional fees mostly related to the Company’s completion of several significant transactions during that year, as well as cash used in connection with the Company’s ongoing operation functions such as wages and benefits, travel, advertising and promotion as well as interest expenses. The increase in cash utilized in operations during 2016 as compared to 2015 was primarily due to an increase in professional fees, office and travel expenses in 2016.

Investing Activities

Net cash used in investing activities was $1,970,597, $244,708, and $nil in fiscal year ended December 31, 2017, 2016 and 2015, respectively. Cash used in investing activities in 2017 primarily included cash used for the construction of cellular towers and additions to fixed assets as well as cash used in our acquisition of Evotech, being partially offset cash received from our acquisition of Evotech.

Financing Activities

The Company’s cash inflows from financing activities was $7,415,085 in 2017 and comprised proceeds from subscriptions received in private placements during the year, as well as stock options and warrants exercises for cash. In addition, the Company received cash from the loan payables from related parties in 2017. Cash flows from financing activities in 2016 and 2015 was $613,987 and $nil, respectively, and mostly consisted of cash received in connection with related party transactions during 2016.

Capital Expenditures

The Company incurred capital expenditures of $2,887,196, $244,708 and $nil in 2017, 2016 and 2015 respectively. The increase in capital expenditures in 2017 over prior years is primarily due to increased cellular tower construction in that year.

Future Liquidity

As a result of the Tower three Transaction, the Company now expects to generate revenues from its operations, while also incurring additional costs in connection with its tower development business.

At December 31, 2017, the Company had an accumulated deficit of $9,896,705, which is funded primarily by the raising of equity funding and loans. Consequently, the Company’s ongoing operations are dependent on the Company’s ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. The Company may not be able to generate sufficient cash flows from its operations in the foreseeable future to support its working capital needs and may have to rely on funding through future equity issuances and short term borrowings to finance ongoing operations and the construction of cellular towers. Based upon the current level of our operations and our current expectations for future periods in light of the current economic environment, we believe that cash flow from our operations and available cash, will not be adequate to finance the capital requirements for our business during the next 12 months without additional funding through future equity issuances and short term borrowings, which will depend on market conditions. Additionally, in the future we may make acquisitions of businesses or assets or commitments to additional capital projects. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, additional capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets or the issuance of securities.

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

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers:

Name and	Principal Occupation for Past Five	Date of	Common Shares	Percentage of
Position	Years	Appointment to	Held	Common
		Office		Shares
				Outstanding(1)
Alejandro Ochoa President, Chief Executive Officer & Director	Founder and CEO of Tower Three SAS; and consultant to Mackie Research Capital Corporation’s investment banking practice with a Latin American focus	January 12, 2017	12,000,000	12.86%
Abbey Abdiye, Chief Financial Officer and Corporate Secretary	CFO of Ceylon Graphite Corp. from 2017 to present, CFO of Crop Infrastructure Corp., from 2016 to present, CFO of Orca Touchscreen Technologies Ltd., from 2017 to present and Former CFO of Biomark Diagnostics Inc. from 2014 to 2017	Chief Financial	Nil	Nil
Fabio Alexander Vasquez Director	Co-founder of Tower Three, and has been engaged in the Florida aviation business for over 25 years.	January 12, 2017	12,000,000	12.86%
Brian Gusko, Director, Chairman of the Board	Partner at Howe & Bay Financial Corporation; CFO of Vodis Pharmaceuticals; Director of Lomiko Metals;Director Arco Resources Corp.; Director Robix Alternative Fuels;Director Newnote Financial Corporation and Director of Cloud Nine Education Group.	August 25, 2015	2,469,339	2.64%

Name and	Principal Occupation for Past Five	Date of	Common Shares	Percentage of
Position	Years	Appointment to	Held	Common
		Office		Shares
Outstanding(1)
Octavio De La Espriella Chief Operating Officer	Chief Operating Officer of Tower Three SAS; former Chief Operating Officer of Continental Towers Company.	January 12, 2017	Nil	Nil
Robert Horsley Director	Director of Evolving Gold Corp (Since March 4, 2014) Owner of Marksman Geological Ltd Owner of Cervus Business Management Inc. Partner in Howe And Bay Financial Corp Former Chief Executive Officer of the Company.	February 1, 2016	2,760,707	2.96%

(1) As of August 20, 2018 we had 93,339,446 Common Shares outstanding

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

Alejandro Ochoa – President & Chief Executive Officer and Director (Age: 37)

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

Dedicated to Latin America, his areas of expertise includes mining and energy transactions, capital raisings and strategic asset sales with a focus on Colombia, Mexico, and Peru. He has also covered telecom infrastructure companies from the United States, Argentina, and Colombia. Mr. Ochoa has a Bachelors in Science with a focus in Finance from Florida International University.

Abbey Abdiye, Chief Financial Officer and Corporate Secretary (Age: 43)

Mr. Abdiye has extensive experience in the financial sector in both public and private companies. He has recently served as chief financial officer of the following Canadian public companies: Ceylon Graphite Corp. ( January 20, 2017 to the present), Biomark Diagnostics Inc. (October 30, 2014 to June 2017), Orca Touchscreen Technologies Ltd (from May 4, 2017 to the present), and Crop Infrastructure Corp. (November 15, 2016 to the present).He is also a Chartered Professional Accountant (CPA). As the Company’s Chief Financial Officer, Mr. Abdiye provides leadership and coordination in the administrative, business planning, reporting, and budgeting efforts of the Company. He oversees the Company’s financial reporting, internal controls, corporate governance management systems, annual audit and regulatory compliance matters. He obtained Bachelor of Business Administration degree from Simon Fraser University and a Co-op Education certificate.

Fabio Alexander Vasquez, Director (Age: 51)

Mr. Vasquez, a co-founder of Tower Three and has been engaged in the Florida aviation business for over 25 years. He has been instrumental in the development and expansion of Miami Executive Aviation, a successful luxury charter aviation business which services Latin American clients. Mr. Vasquez is a citizen of Colombia who has decades of experience working in Colombia.

Robert Horsley, Director (Age: 36)

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

Brian Gusko, Director (Age: 51)

Mr. Gusko has significant international telecommunication business experience at the highest level. His international experience includes working in Corporate Planning with a Mitsubishi group company in Tokyo, Product Management at a Vodafone spin-off in the Netherlands, and being Managing Director of Palm’s South African wireless affiliate; he helped launched wireless data services in Africa for Palm’s new smart phones. He also was a research associate with the U.S. Department of Commerce at an embassy posting, researching telecom and technology companies. Mr. Gusko held management positions at Telus Advanced Communications, and Telus Planet Internet in Alberta Canada where his portfolio was responsible for the majority of TELUS web hosting and internet traffic, respectively. He is also currently on the Board of Directors of Lomiko Metals and Cloud Nine Education Group, Ltd. Previously he has served on the boards of Robix Alternative Fuels, Inc. (from February 2014 to February 2015), Vodis Pharmaceuticals Inc. (from July 2014 to September 2014) and Arco Resources (from June 2015 to May 2016). Previously he has served as chief financial officer of the following Canadian public companies: UC Resources Ltd. (from August 2007 to August 2009), Vodis Pharmaceuticals Inc. (from July 2014 to November 2015), and First Choice Products Inc. from September 2015 to November 2015).

Octavio De La Espriella, Chief Operating Officer (Age: 51)

Mr. De La Espriella is the Chief Operating Officer of Tower Three. He was formerly the Chief Operating Officer of Continental Towers Company where he helped expand the portfolio to over 200 towers in a two-year period. His role today is the interface of Tower Three with the four principal carriers/operators within Colombia (i.e., Claro, Tigo, Avantel, and Movistar). He has a Bachelor of Science degree in Finance from Colegio de EstudiosSuperiores de Administración CESA.

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

Compensation of Directors and Executive Officers

In 2017, we paid aggregate cash compensation of approximately $271,255 to our directors and executive officers as a group, which consisted of the following consulting fees paid to each of our Chief Executive Officer and our Chief Financial Officer:

	2017	2016
	$	$
Alejandro Ochoa, Chief Executive Officer	151,200	-
Abbey Abdiye, Chief Financial Officer	120,055	-
Total compensation	271,255	-

The Company also granted a total of 15,695,000 stock options and loan incentive options to our directors and executive officers during the year ended December 31, 2017.

We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

We provide directors and officer’s liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage is scheduled to expired on January 24, 2019, and we renewed the insurance upon its expiration

Stock Option Plan

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

Equity Compensation Plan Information as of December 31, 2017

Plan Category	Column (a)	Column (b)	Column (c)
	Number of securities to	Weighted-average	Number of securities remaining
	be issued upon exercise	exercise price of	available for future issuance
	of outstanding options	outstanding options	under equity compensation plans
Equity compensation plans approved by security holders	4,564,565	$0.28	2,448,004
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	4,564,565	$0.28	2,448,004

The Company does not have any equity compensation plans that were not approved by shareholders.

Employment Agreements

The Company currently does not have any employment agreements with any of its executive officers.

Corporate Governance

Composition of the Board

In order to attempt to facilitate its exercise of independent supervision over management, the Company’s board of directors (the “Board”) has established a goal that the Board be composed of a majority of independent directors. However, because of the Company’s size and limited operating history the Board has not been able to recruit enough candidates for the Board in order to meet this goal. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. In establishing the standard for what qualifies as an independent director, the Board has adopted the independence standard outlined in National Instrument 58-101 – Disclosure of Corporate Governance Practices, which is applicable to Canadian public companies. The Board currently has four directors, of which Mr. Gusko is considered to be independent for the purposes of NI 58-101.

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

Duties of Directors

Under British Columbia law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with the Company’s articles. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our Board include, among others:

  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

  issuing authorized but unissued Common Shares and redeeming or purchasing outstanding Common Shares;

  declaring dividends and distributions;

  appointing officers and determining the term of office and compensation of officers;

  exercising the borrowing powers of our Company and mortgaging the property of our Company; and

  approving the transfer of Common Shares, including the registering of such Common Shares in our share register.

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

Composition of the Audit Committee

As noted above, the members of the Audit Committee are Alejandro Ochoa, Robert Horsley, and Brian Gusko, of which only Mr. Gusko is considered independent pursuant to NI 52-110. All members of the Audit Committee are considered to be financially literate.

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

As of December 31, 2017 the Company had the following number of employees and contractors:

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

E. Share Ownership.

The following table sets forth, as of August 20, 2018: (a) the names of each beneficial owner of more than five percent (5%) of our CommonShares known to us, the number of shares of common stock beneficially owned by each such person, and (b) the names of each director and officer, the number of shares our common stock beneficially owned, and the percentage of our common stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated. Individual beneficial ownership also includes shares of common stock that a person has the right to acquire within 60 days from August 20, 2018. Unless otherwise indicated, the address of the person’s below is the Company’s address at 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada.

Name and Municipality of Residence and	Common Shares	Percentage of Common	Percentage of
Position	Held	Shares Outstanding(1)	Votes Held
Alejandro Ochoa President, Chief Executive Officer& Director	12,000,000	12.86%	12.86%
Abbey Abdiye, Chief Financial Officer and Corporate Secretary	Nil	Nil	Nil
Fabio Alexander Vasquez Director	12,000,000	12.86%	12.86%
Brian Gusko, Director	2,469,339	2.64%	2.64%
Octavio De La Espriella Chief Operating Officer	Nil	Nil	Nil
Robert Horsley Director	2,760,707	2.96%	2.96%
Directors and Officers as a Group	29,230,046	31.32%	34.05%

(1) Based on 93,339,446 Common Shares outstanding on August 20, 2018.

Item 7. Major Shareholders and Related Party Transactions

A . Major Shareholders.

Please refer to Item 6.E, “Share Ownership”.

B. Related Party Transactions.

The following section outlines the material transactions or loans between our Company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel of our Company, including directors and senior management of our company and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence

During the 2017 fiscal year, the company entered into the following loan agreements with related parties:

  On March 31, 2017, the Company entered into a credit agreement in the amount of $300,000USD with Hugo L. Ochoa, a parent of the Company’s Chief Executive Officer, Alejandro Ochoa. The loan is unsecured, bears interest at 24% per annum and is repayable in 360 days. The Company is also required to pay the entire outstanding loan balance within

15 days upon receiving a written demand from the lender. If the loan is not paid on the February 26, 2018 due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the lender. As at March 31, 2018, the loan balance was still outstanding. As a result, for the three months period ended March 31, 2018, the Company incurred interest expense of $22,452 and penalty of $37,941 on this loan payable. Total interest and penalty accrual for this loan as at March 31, 2018 was $131,519 (USD$102,000) (December 31, 2017 - $68,052).

  On June 9, 2017, the Company entered a loan agreement with a director of the Company2017 in the amount of $100,000USD. The loan bore interest at 10% per annum and was discharged on July 25, 2017 with a total interest expense of $1,299;

  On September 27, 2017, the Company entered into a credit agreement in the amount of $300,000USD with Executive Investment Partners, LLC, a company controlled by Fabio Alexander Vasquez, a member of the Company’s board of directors. The loan was unsecured, and had an interest rate of 24% per annum and was repayable in 120 days. The Company was also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the lender. If the loan is not paid on the due date, the Company would have been required to pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the lender. As at March 31, 2018, the loan balance was still outstanding. As a result, for the three months period ended March 31, 2018, the Company incurred interest expense of $22,452 and penalty of $37,941 on this loan payable. Total interest and penalty accrual for this loan as at March 31, 2018 was $85,736 (USD$66,493) (December 31, 2017 - $23,509);

  On October 1, 2017, the Company entered into a credit agreement in the amount of $200,000USD with Hugo Ochoa, the parent of the Company’s CEO, Alejandro Ochoa. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the lender. As at March 31, 2018, the loan balance was still outstanding. As a result, for the three months period ended March 31, 2018, the Company incurred interest expense of $14,969 and penalty of $25,294 on this loan payable. Total interest and penalty accrual for this loan as at March 31, 2018 was $51,223 (USD$39,726) (December 31, 2017 - $45,368).

  On October 12, 2017, the Company entered into a credit agreement in the amount of $150,00USD with HLG Investments LLC, a company controlled by Fabio Alexander Vasquez, a member of the Company’s board of directors. The loan is unsecured, bears interest at 24% per annum and is repayable in 120 days. In addition, the Company also granted 150,000 stock options to the lender. As at March 31, 2018, the loan balance was still outstanding. As a result, for the three months period ended March 31, 2018, the Company incurred interest expense of $11,227 and penalty of $18,971 on this loan payable. Total interest and penalty accrual for this loan as at March 31, 2018 was $77,417 (USD$60,041) (December 31, 2017 - $9,898).

As at December 31, 2017 and December 31, 2016, the Company has the following balances with the related parties discussed above:

	2017	2016
Due to related parties:	$	$
Amounts owing to company controlled by Fabio Alexander Vasquez	598,847	545,857
Amounts owing to the parent of the CEO	741,803	69,665
	1,340,650	615,522

The $615,522 and $1,340,650 due to related parties as at December 31, 2016 and December 31, 2017, respectively consisted of the short-term loans discussed above, the proceeds of which were used to fund the construction of our cellular towers in Columbia and Argentina.

These short-term loans were all unsecured, interest bearing and payable on demand.

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

Dividend Distributions

We did not declare or pay any dividends to our shareholders in 2017. The actual timing, payment and amount of dividends paid on our Common Shares is determined by our Board, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our Board considers relevant.

B. Significant Changes

Please refer to “Item 4: Information on the Company – A. History and Development of the Company” for a discussion of significant events that have occurred after December 31, 2017.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s Common Shares are listed for trading on the CSE under the symbol of “TO”.

The high and low sale prices on the CSE of our Common Sharesfor the five most recent full financial years:

Year Ended	High Sales Price	Low Sales Price
2013	$0.16	$0.04
2014	$0.08	$0.02
2015	$0.04	$0.01
2016	$0.45	$0.08
2017	$0.51	$0.19

The quarterly high and low sales prices on the CSE for our Common Shares for the two most recently completed full financial years and any subsequent quarters are:

Quarters Ended	High Sales Price	Low Sales Price
March 31, 2016	$0.45	$0.08
June 30, 2016	$0.19	$0.10
September 30, 2016	$0.35	$0.10
December 31, 2016	$0.40	$0.37
March 31, 2017	$0.51	$0.35
June 30, 2017	$0.385	$0.19
September 30, 2017	$0.30	$0.205
December 31, 2017	$0.375	$0.23
March 31, 2018	$0.265	$0.19
June 30, 2018	$0.265	$0.15

The monthly high and low sales prices on the CSE of our Common Shares for the six most recent months are:

Month	High Sales Price	Low Sales Price

February 2018	$0.245	$0.20
March 2018	$0.27	$0.165
April 2018	$0.26	$0.175
May 2018	$0.19	$0.17
June 2018	$0.175	$0.15
July 2018	$0.165	$0.14

On August 21, 2018, the closing price of our Common Shares was $0.13 per share

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

Not applicable.

B. Memorandum and Articles of Association

We are organized under the laws of the Province of British Columbia, Canada and have been assigned the numberBC1056802.

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

Our authorized capital consists of an unlimited number of Class A common shares without par value.The holders of Common Shares are entitled to vote at all meetings of the Company’s shareholders, to receive dividends, if, as and when declared by the Board, and, subject to the rights of holders of any shares ranking in priority to, or on parity with the Common Shares, to participate ratably in any distribution of property or assets upon the liquidation, winding-up, or other dissolution of the Company. The Common Shares are not subject to any future call or assessments and do not have any pre-emptive rights or redemption rights.

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

Other than not specifically providing a mechanism for shareholders to call a special meeting, our Articles do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of our Company. Our Articles also do not contain any provisions that would operate only with respect to a merger, acquisition or corporate restructuring of our Company.

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

C. Material Contracts

Except for contracts entered into by the Company in the ordinary course of business, the only material contracts entered into by the Company in the previous two years are the following:

(a)

On October 19, 2016, the Company entered into the Tower Three Agreement to acquire all of the issued and outstanding securities of Tower Three. Pursuant to the terms of the Tower Three Agreement, the Company acquired 100% of the securities of Tower Three from the shareholders of Tower Three, by issuing 30,000,000 Common Shares to the shareholders of Tower Three on a pro rate basis. These Common Shares were to be held in escrow pursuant to the terms of an escrow agreement which provided they were to subject to the following escrow restrictions: (i) restrictions based on certain performance milestones; (ii) time-based release restrictions prescribed under Canadian securities laws, and (iii) voluntary escrow restrictions;

(b)

On April 18, 2016, the Company entered the Arrangement Agreement(as amended on April 21, 2016) in order to effect the Arrangement under the BCBCA. The Arrangement Agreement provided that Cabbay was to issue,379,887 common shares to the Company’s shareholders on a pro-rata basis in exchange for a special class of reorganization shares of the Company held by shareholders of the Company, the transfer of the Forge Agreement to Cabbay and the assignment of $435,360 of the Company’s debt to Cabbay.

(c)

On March 21, 2016,the Company entered a settlement agreement with Howe and Bay Financial Corp. (“Howe”) pursuant to which 666,666 Common Shares were to be issued to Howe in exchange for the release of monies owing to Howe for consulting services previously provided by Howe to the Company.

(d)

On March 31, 2017, the Company entered into a credit agreement in the amount of USD$300,000 with the parent of the CEO. The loan is unsecured, bears interest at 24% per annum and repayable in 360 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender. During the year ended December 31, 2017, the Company incurred $68,052 interest expense on this loan payable.

(e)

On March 30, 2017, the Company's wholly-owned subsidary, Tower 3SA, entered into a Share Purchase Offer Agreement with the shareholders of Evotech to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina.

(f)

On September 27, 2017, the Company entered into a credit agreement in the amount of USD$300,000 with a company controlled by a director of the Company. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender. The loan balance was fully repaid on January 25, 2018.Previously, the Company entered into a loan agreement with the same party on June 9, 2017 in the amount of $125,450 (USD$100,000). The loan bore interest at 10% per annum and was discharged on July 25, 2017 with a total interest expense of $1,299.

(g)

On October 1, 2017, the Company entered into a credit agreement in the amount of USD$200,000 with the parent of the Company’s Chief Executive Officer. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the lender. During the year ended December 31, 2017, the Company incurred $45,368 interest expense on this loan payable.

(h)

On October 12, 2017, the Company entered into a credit agreement in the amount of USD$150,000 with a company controlled by a director of the Company. The loan was drawn down October 26, 2017. The loan is unsecured, bears interest at 24% per annum and is repayable in 120 days. During the year ended December 31, 2017, the Company incurred $9,898 interest expense on this loan payable. In addition, the Company also granted 150,000 stock options to the lender.

(i)

On October 18, 2017, the Company entered into an escrow agreement with the shareholders of TCTS to acquire a 70% ownership interest in TCTS. To obtain the 70% ownership interest, the Company committed to operate the business, manage its financial affairs. No cash or equity consideration was provided for this acquisition.

(j)

On March 23, 2018, the Company entered into an acquisition agreement with Comercializadora Mexmaken S.A de C.V, a Mexican-based private tower company. In consideration for the acquisition which was completed on May 18, 2018, the Company issued 7,500,000 Common Shares at $0.185 per share for an aggregate value of $1,387,500. Following completion of the acquisition, the Company now owns 90% of the issued and outstanding share capital of Comercializadora Mexmaken, which has become a subsidiary of the Company.

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

A U.S. Resident will not be subject to tax under the Canadian Tax Act in respect of any capital gain on a disposition of our common shares unless such shares constitute “taxable Canadian property”, as defined in the Canadian Tax Act, of the U.S. Resident and the U.S. Resident is not eligible for relief pursuant to the Convention. Our common shares will not constitute “taxable Canadian property” if, at any time during the 60-month period immediately preceding the disposition of the common shares, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length, or the U.S. Resident together with all such persons, did not own 25% or more of the issued shares of any class or series of shares of our capital stock.In addition, the Convention generally will exempt a U.S. Resident who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the U.S. Resident on the disposition of our common shares, from such liability provided that the value of our common shares is not derived principally from real property situated in Canada, Canadian Resource Property and Canadian Timber Resource Property. However, where the US resident and purchaser are related the purchaser must generally report the transaction to the Canada Revenue Agency within 30 days of the transaction date to benefit from the Convention. The Convention may not be available to a U.S. Resident that is a U.S. LLC which is not subject to tax in the U.S.

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

Financial Instruments and Risk

Fair values

The Company’s financial instruments include cash, amounts receivable, bank indebtedness, accounts payable, due to related parties and loans payable. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

The following table summarizes the carrying values of the Company’s financial instruments:

	2017	2016
	$	$
Financial assets at fair value through profit or loss (i)	284,225	9,864
Loans and receivables (ii)	90,940	-
Other financial liabilities (iii)	2,244,992	70,406

(i)	Cash
(ii)	Amounts receivable and due from related party
(iii)	Bank indebtedness, accounts payable, due to related parties and loans payable

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

The Company’s cash is measured using level 1 fair value measurements.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with high credit quality financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company’s ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand. As at December 31, 2017, the Company is not subject to significant liquidity risk.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures in Canada, Colombia, Argentina and USA and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Argentina Peso or US dollars could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At December 31, 2017, the Company had the following financial instruments denominated in foreign currency:

		Evotech		Innervision
	Tower Three	Argentinian	TCTS	Colombian peso
	Colombian Peso	Peso	US Dollar		Total
	$	$	$	$	$
Cash	920	41,801	5,339	-	48,060
Line of credit	-	-	(48,096)	-	(48,096)
Accounts receivable	1,164	16,160	-	-	17,324
Accounts payable	(80,868)	(472,181)	-	-	(553,049)
Due to related parties	(1,340,650)	-	-	-	(1,340,650)
				-
	(1,419,434)	(414,220)	5,339		(1,828,315)

As at December 31, 2017, the Company had the following financial instruments denominated in foreign currency:

Tower Three
Colombian Peso
$
Cash	9,864
Due to related parties	(21,151)

(11,758)

Interest Rate Risk

Risk Interest rate risk is the risk that future cash flows of the Company’s assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate of 24%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

Other Price Risk

The Company is not subject to other price risk.

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

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment and the criteria discussed above, management believes that, as of December 31, 2017, the Company maintained effective internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table presents fees for professional audit services for the audit of the Company’s annual financial statements by Manning Elliott LLP for fiscal year 2017 and 2016 and fees billed for other services rendered during 2017 and 2016.

	Fiscal 2017	Fiscal 2016
Type of Service/Fee
Audit Fees (1)	$85,000	$32,000
Audit Related Fees (2)	$-	$-
Tax Fees (3)	$-	$-
All Other Fees	$-	$-

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

Item 16E. Purchases of Equity Securities by the Company and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

On March 9, 2017, the Company’s former auditor Davidson & Company LLP resigned at the Company’s request.

Resignation of Davidson & Company LLP

Upon mutual agreement, Davidson & Company LLP, resigned as our principal accountant effective March 9, 2017 and we appointed Manning Elliott LLP as our independent registered public accounting firm for the year ended December 31, 2017. Our Audit Committee and Board considered and approved the decision to change accountants.

The audit report of Davidson & Company LLP on our financial statements for the fiscal years ended December 31, 2016 prepared in accordance with IFRS did not contain an adverse opinion, a disclaimer of opinion, a modification or a qualification.

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

Item 18. Financial Statements

The Company’s audited financial statements for fiscal year ended December 31, 2017as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. All of the financial information is presented herein in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19. Exhibits

Exhibit	Description of Exhibit
Number
1.1	Articles of the Company.*
1.2	Notice of Articles dated September 12, 2005 of the Company.*
1.3	Certificate of Change of Name dated December 28, 2016*
4.1	Stock Option Plan.*
4.2	Asset Purchase Agreement between Forge Therapeutics Inc. and the Company, dated July 23, 2015.*
4.3	The Arrangement Agreement between the Company and Cabbay Holdings Corp. dated April 18, 2016 and amended on April 21, 2016.*
4.4	Share Exchange Agreement dated October 19, 2016, between the Company, Tower Three SAS, and the shareholders of Tower Three SAS.*
4.5	Credit Agreement dated March 31, 2017.
4.6	Share Purchase Offer Agreement dated March 30, 2017, between Tower 3 SA and Evolution Technology SA.
4.7	Credit Agreement dated September 27, 2017.
4.8	Credit Agreement dated October 1, 2017.
4.9	Credit Agreement dated October 12, 2017.
4.10	Escrow Agreement dated October 18, 2017 between Tower One Wireless Corp. and certain shareholders of Tower Construction & Technical Services, Inc.
4.11	Acquisition Agreement dated March 23, 2018.
8.1	List of significant subsidiaries of the Company as of August 21, 2018.
11.1	Code of Business Conduct and Ethics.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter dated August 23, 2018 by Davidson & Company LLP Chartered Professional Accountants as required by Item 16F of Form 20-F
15.2	Audit Committee Charter*

*Filed with previous Form 20-Fs

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TOWER ONE WIRELESS CORP.

Date: August 23, 2018	By: /s/ Alejandro Ochoa
Name: Alejandro Ochoa
Title: Chief Executive Officer

By: /s/ Abbey Abdiye
Name: Abbey Abdiye
Title: Chief Financial Officer

TOWER ONE WIRELESS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2016 and for the period from incorporation to December 31, 2015
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Tower One Wireless Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Tower One Wireless Corp. which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2017 and 2016, and the period from incorporation to December 31, 2015, and the related notes comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tower One Wireless Corp. as at December 31, 2017 and 2016, and its financial performance and its cash flows for the years ended December 31, 2017 and 2016, and the period from incorporation to December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficit and has accumulated losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we comply with ethical requirements, and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained based on our audits is sufficient and appropriate to provide a basis for our audit opinion.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia

April 30, 2018

We have served as the Company’s auditor since 2016.

TOWER ONE WIRELESS CORP.
Consolidated Statements of Financial Position
As at December 31, 2017 and 2016
(Expressed in Canadian Dollars)

	Note	2017	2016
		$	$
Current Assets
Cash		284,225	9,864
Amounts receivable		90,940	-
Prepaid expenses and deposits		121,864	114,032
		497,029	123,896

Other		14,436	-
Intangible asset	4	1,922,883	-
Equipment	7	2,866,696	248,478
		5,301,044	372,374
Current Liabilities
Bank indebtedness		48,096	-
Accounts payable and accrued liabilities		904,342	70,406
Deferred revenue		4,210	4,480
Due to related parties	8	-	615,522
Loans from related parties	8	1,340,650	-
		2,297,298	690,408

Deferred income tax liability	12	588,824	-
		2,886,122	690,408

Shareholders’ Equity (Deficiency)
Share capital	9	10,635,886	4,300
Subscriptions received		170,000	-
Contributed surplus		1,344,884	-
Non-controlling interest		188,156	-
Deficit		(9,896,705)	(313,155)
Accumulated other comprehensive loss		(27,299)	(9,179)
		2,414,922	(318,034)

Nature of operations and going concern (Note 1)
Commitments (Note 16)
Subsequent events (Note 17)
Approved on behalf of the Board of Directors:

“Alejandro Ochoa”	“Brian Gusko”

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Consolidated Statements of Comprehensive Loss
For the Years Ended December 31, 2017, 2016,
And the period from incorporation to December 31, 2015
(Expressed in Canadian Dollars)

	Note	2017	2016	2015
		$	$	$
Revenues		200,498	19,403	-

Expenses
Advertising and promotion		1,199,150	-	-
Amortization	7	94,468	3,440	-
Bank charges and interest		380,864	4,491	-
Maintenance		72,579	-	-
Office and miscellaneous		128,184	60,113	-
Permits and licenses		41,901	2,046	-
Professional fees		1,710,312	204,561	21,151
Share-based compensation	9	3,693,799	-	-
Supplies		115,424	-	-
Travel		333,366	29,631	-
Wages and benefits		72,011	7,125	-
		7,842,058	311,407	-

Loss before other income		(7,641,560)	(292,004)	(21,151)

Other Expenses
Impairment of investments		(461,360)	-	-
Listing expense	3	(1,144,167)	-	-
Allowance for advances receivable		(286,289)	-	-
Write-off of VAT receivable		(435,301)	-	-
		(2,327,117)	-	-

Net loss before income taxes		(9,968,677)	(292,004)	(21,151)

Deferred income tax recovery	12	105,000	-	-
Net loss		(9,863,677)	(292,004)	(21,151)

Other comprehensive loss
Item that will be reclassified to profit or loss:
Foreign exchange translation adjustment		(18,120)	(9,179)	-
Net and Comprehensive loss		(9,881,797)	(301,183)

Net loss attributable to:
Shareholders of the Company		9,583,550	(292,004)	(21,151)
Non-controlling interest		280,127	-	-
		9,863,677	(292,004)	(21,151)

Other comprehensive loss attributable to:
Shareholders of the Company		11,592	(9,179)	-
Non-controlling interest		6,528	-	-
		18,120	(9,179)	-
Loss per common share – basic and diluted		(0.16)	(29.20)	(2.12)

Weighted average number of common shares outstanding		58,115,156	10,000	10,000

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

						Accumulated	Deficiency
	Number of					Other	Attributable to	Non-
	Common	Share	Subscription	Contributed		Comprehensive	Shareholders of	controlling
	Shares	Capital	Receivable	Surplus	Deficit	Loss	the Company	interest	Total
		$	$	$	$	$	$	$	$
Balance at December 31, 2015	10,000	4,300	-	-	(21,151)	-	(16,851)	-	(16,851)
Comprehensive loss	-	-	-	-	(292,004)	(9,179)	(301,183)	-	(301,183)
Balance at December 31, 2016	10,000	4,300	-	-	(313,155)	(9,179)	(318,034)	-	(318,034)
Derecognition of Tower Three shares	(10,000)	-	-	-	-	-	-	-	-
Shares issuance to Tower Three shareholders	30,000,000	-	-	-	-	-	-	-	-
Recognition of shares issued to Tower One shareholders	6,735,885	1,010,383	-	-	-	-	1,010,383	-	1,010,383
Shares issued to Rojo (Note 9)	500,000	175,000	-	-	-	-	175,000	-	175,000
Shares issued for Evotech (Note 4)	1,500,000	480,000	-	-	-	-	480,000	-	480,000
Acquisition of Evotech (Note 4)	-	-	-	-	-	-	-	509,524	509,524
Shares issued for services (Note 9)	1,000,000	340,000	-	-	-	-	340,000	-	340,000
Shares issued for cash, net	15,484,912	2,092,651	-	142,319	-	-	2,234,970	-	2,234,970
Share subscriptions received	-	-	170,000	-	-	-	170,000	-	170,000
Share-based compensation	-	-	-	3,917,778	-	-	3,917,778	-	3,917,778
Exercise of warrants	3,774,466	1,132,340	-	-	-	-	1,132,340	-	1,132,340
Exercise of options	11,130,435	5,401,212	-	(2,715,213)	-	-	2,685,999	-	2,685,999
Net loss	-	-	-	-	(9,583,550)	-	(9,583,550)	(280,127)	(9,863,677)
Other comprehensive loss	-	-	-	-	-	(18,120)	(18,120)	(41,241)	(59,631)
Balance at December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,767	188,156	2,414,922

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

	2017	2016	2015
	$	$	$
Cash flows from operating activities
Net loss	(9,863,677)	(292,004)	(21,151)
Items not affection cash:
Accretion expense	219,990
Allowance for VAT	435,301
Amortization	94,468	3,440	-
Foreign exchange	389,720
Impairment of investments	292,538	-	-
Income tax recovery	(105,000)	-	-
Listing expense	1,144,167
Share-based compensation	3,693,799	-	-
Shares issued for services	340,000	-	-
	(3,358,694)	(288,564)	(21,151)
Changes in non-cash working capital item:
Accounts payable and accrued liabilities	(1,262,924)	68,363	-
Amounts receivable	(526,241)	-	-
Deferred revenue	-	4,350	-
Due to related parties	-	(32,841)	21,151
Other	(14,436)	-	-
Prepaid expenses	(7,832)	(110,723)	-
	(5,170,127)	(359,415)	21,151

Cash flows from investing activities
Cash paid for acquisitions	(466,260)	-	-
Cash received from acquisitions (net)	1,382,859	-	-
Equipment	(2,887,196)	(244,708)	-
	(1,970,597)	(244,708)	-

Cash flows from financing activities
Advances from related parties	-	579,187	-
Shares issued for cash, net	3,367,310	-	-
Subscriptions received	170,000	-	-
Stock options exercised	2,686,000	-	-
Loans received	1,317,225	34,800	-
Loans repaid	(125,450)
	7,415,085	613,987	-

Change in cash	274,361	9,864	-
Cash, beginning	9,864	-	-

Cash, ending	284,225	9,864	-

Supplemental Cash Flow Information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.) (“Tower One” or the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting issuer in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer. These consolidated financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in this consolidated financial statements and the comparative figures as at and for the year ended December 31, 2016 and for the period from incorporation on December 30, 2015 to December 31, 2015 are those of Tower Three.

Tower Three was incorporated on December 30, 2015 under the laws of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage. See Note 3.

On March 31, 2017, the Company acquired a 65% ownership interest in Evolution Technology SA ("Evotech"). Evotech is a private company incorporated under the laws of Argentina. Evotech's intended business is to obtain rights and permits for approval of constructing cellular towers in various locations in Argentina. See Note 4.

On October 18, 2017, the Company acquired a 70% ownership interest in Tower Construction & Technical Services, Inc. ("TCTS"). TCTS is a private company incorporated in Florida, USA. See Note 5.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these consolidated financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At December 31, 2017, the Company had an accumulated deficit of $9,896,705 which has been funded primarily by the raising of equity funding and loans. Ongoing operations of the Company are dependent upon the Company’s ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise significant doubt about the Company’s ability to continue as a going concern.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a)	Statement of Compliance

These consolidated financial statements of the Company for the years ended December 31, 2017, 2016, and for the period from incorporation on December 30, 2015 to December 31, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 30, 2018.

(b)	Basis of Presentation and Consolidation

These consolidated financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 and for the period from incorporation on December 30, 2015 to December 31, 2015 are those of Tower Three SAS. For the year ended December 31, 2017, the consolidated financial statements include the following entities:

Entites	Location	Percentage of ownership	Functional currency

Tower One	Canada	100%	Canadian dollars
Tower Three	Colombia	100%	Colombian Peso
Innervision	Colombia	90%	Colombian Peso
Evotech	Argentina	65%	Argentina Peso
Tower 3 SAS	Argentina	100%	Argentina Peso
TCTS	USA	70%	US dollars

All significant inter-company balances and transactions have been eliminated on consolidation.

(c)	Use of Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Significant areas requiring the use of management estimates include the following:

(i) Valuation of listing expense

The determination of listing expense involves extensive estimates on the value of shares and the fair values of assets and liabilities at the date of the transaction.

(ii) Intangible Assets – useful lives

The Company record intangible assets purchased in a business combination at their fair value. Determining fair value requires management to use estimates that could be material. Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (Continued)

(c)	Use of Estimates and Judgments (Continued)

(iv) Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of services performed, and if the fair value of the services performed is not readily determinable, at the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 9. Actual results may differ from these estimates and assumptions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

(v) Useful lives of Equipment

Amortization is recorded on a declining balance basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i) Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern. Further information regarding going concern is outlined in Note 1.

(ii) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (Continued)

(c)	Use of Estimates and Judgments (Continued)

(iii) Determination of control in business acquisitions

The determination of the acquirer in business acquisitions is subject to judgment and requires the Company to determine which party obtains control of the combining entities. Management applies judgment in determining control by assessing the following three factors: whether the Company has power; whether the Company has exposure or rights to variable returns; and whether the Company has the ability to use its power to affect the amount of its returns. In exercising this judgment, management reviewed the representation on the Board of Directors and key management personnel, the party that initiated the transaction, and each of the entities’ activities.

The assessment of whether an acquisition constitutes a business is also subject to judgment and requires the Company to review whether the acquired entity contains all three elements of a business, including inputs, processes and the ability to create output.

(iv) Intangible Assets – impairment

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

(v) Classification of lease agreements

Management uses judgment in determining whether a lease is a finance lease arrangement that transfers substantially all the risks and rewards of ownership.

(vi) Impairment of Equipment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its equipment. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset’s value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

(vii) Determination of functional currency

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity.

3.	REVERSE ACQUISITION AND LISTING EXPENSE

On January 17, 2017, the Company completed the transactions described in Note 1 by issuing 30,000,000 common shares to the shareholders of Tower Three. For accounting purposes, the Acquisition is considered to be outside the scope of IFRS 3 Business Combinations since Tower One was inactive prior to the Acquisition and were limited to the management of cash resources and the maintenance of its listing and accordingly did not constitute a business. The Acquisition is accounted for in accordance with IFRS 2 Share-based Payment whereby Tower Three is deemed to have issued shares in exchange for the net assets or liabilities of Tower One together with its listing status at the fair value of the consideration received by Tower Three.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

3.	REVERSE ACQUISITION AND LISTING EXPENSE (Continued)

Since the share and share based consideration allocated to the former shareholders of the Company on closing the Acquisition is considered within the scope of IFRS 2 Share-Based Payment, and the Company cannot identify specifically some or all of the goods or service received in return for the allocation of the shares, the value in excess of the net identifiable assets or obligations plus liabilities assumed by the Company acquired on closing was expensed in the consolidated statement of comprehensive loss as listing expense.

The Company is deemed to have issued 6,735,885 common shares of Tower Three at $0.15 per common share for a fair value of $1,010,383, which is included as consideration to the former shareholders of the Company. The $0.15 value for the above-mentioned shares was based on the fair value from the concurrent private placement.

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

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA (“Evotech”) to acquire a 65% ownership interest. Since its incorporation on March 10, 2016, Evotech has obtained various permits for constructing cellular towers and also has a master lease agreement with a major telecom carrier in Argentina.

To obtain the 65% ownership interest, the Company paid US$350,000 to the original shareholders of Evotech and transferred US$400,000 to Evotech for operating expenses. The Company also issued 1,500,000 common shares with a fair value of $480,000 to the shareholders of Evotech. In addition, the Company is committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000. The original shareholders of Evotech have the option to exchange all and not less than all of the remaining 35% ownership interest in Evotech for 7,000,000 common shares of the Company on or before June 30, 2018 if Evotech constructs 50 towers.

The Company determined that the acquisition of Evotech constituted a business combination as Evotech has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting.

As part of the acquisition of Evotech, the Company has acquired Evotech’s master lease agreement, which has been recorded as an intangible asset. The Company has determined that the useful life of this intangible asset is 25 years, and accordingly, the Company recorded an amortization expense of $59,471 during the year ended December 31, 2017.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

4.	ACQUISITION OF EVOLUTION TECHNOLOGY SA (Continued)

The following table presents the allocation of the consideration to the fair value of assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

$
Cash	4,676
Due from shareholders	6,490
Construction in progress	163,529
Master lease	1,982,354

Less: liabilities assumed
Accounts payable	(7,440)
Deferred income tax liability	(693,824)

Net assets of Evotech	1,455,785
Net assets attributed to non-controlling interest	(509,524)
Total consideration	946,260

5.	ACQUISITION OF TOWER CONSTRUCTION & TECHNICAL SERVICES, INC.

On October 18, 2017, the Company entered into an Escrow Agreement with the shareholders of TCTS to acquire a 70% ownership interest in TCTS.

To obtain the 70% ownership interest, the Company committed to operate the business, manage its financial affairs. No cash or equity consideration was provided for this acquisition.

The Company determined that the acquisition of TCTS constituted a business combination as it has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting.

The following table presents assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

$
Liabilities assumed:
Bank indebtedness	(52,042)
Accounts payable	(5,201)
Due to related parties	(127,655)

Net liabilities of TCTS	(184,898)
Net liabilities attributed to non-controlling interest	-
Excess of net liabilities over consideration paid	184,898

The excess of net liabilities over consideration paid was written off to loss on investments as the future profitability of TCTS is uncertain.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

5.	ACQUISITION OF TOWER CONSTRUCTION & TECHNICAL SERVICES, INC. (Continued)

The accounting for this business combination has not yet been finalized and the Company is reporting provisional amounts for the items for which the accounting is not complete. These provisional amounts may be adjusted during the measurement period, or additional assets or liabilities may be recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Subsequent to December 31, 2017, the Company reported its intention to divest itself of TCTS as described in Note 17.

6.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. For the periods presented, this calculation proved to be anti-dilutive.

Revenue recognition

The Company’s leasing revenue is derived from lease arrangements to obtain rights to use the Company’s equipment.

Leases in which a significant portion of the risks and rewards of ownership are retained by the Company are classified as operating leases. Assets under operating leases are included in equipment. Leasing revenue from operating leases is recognized as the leasing services are provided.

Leases in which a significant portion of the risks and rewards of ownership are transferred by the Company to the lessee are classified as finance leases. Assets subject to finance leases are initially recognized at an amount equal to the net investment in the lease, which is the fair value of the asset, or if lower, the present value of the minimum lease payment. The interest component of the lease payments is recognized over the term of the lease based on the effective interest rate method and is included in leasing revenue.

The Company also earns service revenue from time to time. This revenue is recognized when the amount of revenue can be measured reliably, the economic benefits will flow to the entity and the services are performed.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

6.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into each entity’s functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the profit or loss.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year-end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity.

For the year ended December 31, 2017, an unrealized foreign exchange translation loss of $18,120 was recorded under accumulated other comprehensive loss as a result of changes in the value of the Columbian Peso, Argentina Peso and US dollars with respect to the Canadian dollar.

Equipment

Equipment is stated at cost less accumulated amortization and accumulated impairment loss. Amortization expense for towers begins in the month of transfer of each tower from construction in progress to towers. Costs not clearly related to the procurement, manufacturing and implementation are expensed as incurred.

Towers represent wireless broadcast towers owned by the Company. The towers are operated at various sites and under contractual license agreements. Equipment is measured at cost less accumulated amortization and accumulated impairment loss.

Amortization of the equipment is calculated on the declining-balance basis at the following annual rates:

  Towers - 5%

  Furniture and equipment - between 10% and 33.3%

Costs of assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property and equipment and amortization commences when the asset is available for its intended use.

An asset’s residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

6.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible asset

The intangible asset consists of a master lease agreement acquired by the Company. Acquired lease agreements are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are reviewed annually for impairment. Any impairment of intangible asset is recognized in the statement of operation and comprehensive loss but increases in intangible asset values are not recognized.

Estimated useful lives of intangible assets are shorter of the economic life and the period the right is legally enforceable. The assets’ useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. The useful life of the Company’s intangible asset is estimated to be 25 years.

At each financial position reporting date, the carrying amounts of the Company’s long-lived assets, including property and equipment and intangible asset, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs.

Impairment

Non-financial assets, including intangible assets, are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (CGUs), which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre-tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

6.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value at grant date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

Share-based payments

Share-based payments to employees are measured at the fair value of goods or services received. If these are not readily determinable, share-based payments are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to warrants and options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related amount in warrants and options reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

6.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

6.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Other financial liabilities

This category consists of liabilities carried at amortized cost using the effective interest method.

The Company’s accounts payable, loans payable and due to related parties are classified as other financial liabilities.

Adoption of new pronouncements

The Company did not adopt any new or amended accounting standards during the year ended December 31, 2017 which had a significant impact on the Financial Statements.

Future changes in accounting policies

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

6.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Standard effective for annual periods beginning on or after January 1, 2018

IFRS 9 Financial Instruments - In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities. In November 2013 the standard was revised to add the new general hedge accounting requirements. The standard was finalized in July 2014 and was revised to add a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income (“FVOTCI”) category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flow characteristics test. The Company expects that it would not have a significant impact on the Company's financial statements.

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

The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. Entities will have a choice of full retrospective application or prospective application with additional disclosures (simplified transition method). The retrospective approach was adopted by the Company and the Company has assessed that this new standard has no material impact on the consolidated financial statements.

IFRS 2 Share-based Payment - In November 2016, the IASB has revised IFRS 2 to incorporate amendments issued by the IASB in June 2016. The amendment provide guidance on the accounting for i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; ii) share-based payment transactions with a net settlement feature for withholding tax obligations and iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Earlier application is permitted. The Company expects that it would not have a significant impact on the Company's financial statements.

Standard effective for annual periods beginning on or after January 1, 2019

IFRS 16 – Leases - In June 2016, the IASB issued IFRS 16 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The Company expects that it would not have a significant impact on the Company's financial statements.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

6.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15, “Revenue from contracts with customers” at or before the date of initial adoption of IFRS 16.

The extent of the impact of adoption of these above standards on the financial statements of the Company has not yet been determined.

7.	EQUIPMENT

	Construction in		Furniture and
	progress	Towers	equipment	Total
	$	$	$	$
Cost
Balance, December 31, 2015	-	-	-	-
Additions	-	244,708	-	244,708
Foreign exchange movement	-	7,313	-	7,313
Balance, December 31, 2016	-	252,021	-	252,021
Acquired through acquisition of Evotech	-	163,529	-	163,529
Additions	2,780,680	37,249	69,267	2,887,196
Transfer from construction in progress to towers	(726,930)	726,930	-	-
Foreign exchange movement	(248,822)	(146,142)	(8,752)	(403,716)
Balance, December 31, 2017	1,804,928	1,033,587	60,515	2,899,030

Accumulated amortization
Balance, December 31, 2015	-	-	-	-
Additions	-	3,440	-	3,440
Foreign exchange movement	-	103	-	103
Balance, December 31, 2016	-	3,543	-	3,543
Additions	-	27,458	7,539	34,997
Foreign exchange movement	-	(5,101)	(1,071)	(6,172)
Balance, December 31, 2017	-	25,900	6,464	32,334

Net book value
December 31, 2016	-	248,478	-	248,478
December 31, 2017	1,804,928	1,007,687	54,081	2,866,696

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

Due to related parties consists of short term amounts advanced to, services rendered and expenses paid on behalf of the Company by shareholders of the Company. These amounts are unsecured, non-interest bearing (except indicated below), and payable on demand. As at December 31, 2017 and December 31, 2016, the Company has the following balances with related parties:

	2017	2016
Due to related parties:	$	$
Amounts owing to companies under common control	598,847	545,857
Amounts owing to the parent of the CEO	741,803	69,665
	1,340,650	615,522

Included in accounts payable was the commission payables in the amount of $nil to the officers of the company (2016 - $6,531).

Amounts owing as at December 31, 2017 which are noted above include the following loan agreements entered into during the year ended December 31, 2017:

(a)

On March 3, 2017, the Company entered into a loan agreement in the amount of $376,350 (USD$300,000) with the parent of the CEO. The loan is unsecured, bears interest at 24% per annum and repayable in 360 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender. During the year ended December 31, 2017, the Company incurred $68,052 interest expense on this loan payable.

(b)

On September 28, 2017, the Company entered into a loan agreement in the amount of $376,350 (USD$300,000) with a company controlled by a director of the Company. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender. During the year ended December 31, 2017, the Company incurred $23,509 interest expense on this loan payable. The loan balance was fully repaid on January 25, 2018.Previously, the Company entered into a loan agreement with the same party on June 9, 2017 in the amount of $125,450 (USD$100,000). The loan bore interest at 10% per annum and was discharged on July 25, 2017 with a total interest expense of $1,299.

(c)

On October 10, 2017, the Company entered into a loan agreement in the amount of $250,900 (USD$200,000) with the parent of the CEO. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender. During the year ended December 31, 2017, the Company incurred $45,368 interest expense on this loan payable.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

8.	RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

(d)

On October 12, 2017, the Company entered into a loan agreement in the amount of $188,175 (USD$150,000) with a company controlled by a director of the Company.. The loan was drawn down October 26, 2017. The loan is unsecured, bears interest at 24% per annum and is repayable in 120 days. During the year ended December 31, 2017, the Company incurred $9,898 interest expense on this loan payable. In addition, the Company also granted 150,000 stock options to the Lender.

Related Party Transactions and Key Management and Personnel Compensation

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and directors of the Company. The remuneration of key management is as follows:

	2017	2016
	$	$
Consulting fees paid to the CEO	151,200	-
Consulting fees paid to the CFO	120,055	-
	271,255	-

During the year ended December 31, 2017, the Company granted 15,695,000 stock options and loan incentive options to directors and officers and recorded share-based compensation of $3,693,798 and $23,980 (2016 - $nil).

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL

Authorized:

Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value

Issued and outstanding:

(i)

On January 12, 2017, the Company closed a non-brokered private placement and issued 15,484,912 units at $0.15 per unit for gross proceeds of $2,322,737. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.40 for 12 months following the transaction. If the share price trades at $0.60 for 10 consecutive trading days then the warrant holders will receive notice from the Company to accelerate the exercise of the warrants within 10 days or they will expire. The Company paid finders and brokers cash commissions of $87,767 and issued 585,117 broker warrants with the same terms as the warrants in the private placement. The broker warrants have the same terms as those issued as part of the units and have a fair value of $142,319 calculated using the black-scholes option pricing model.

On June 19, 2017, the Company announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of the warrants issued on January 12, 2017 were reduced to $0.30 if exercised prior to July 21, 2017 and one Incentive Warrant will be granted for each warrant exercised. Each Incentive Warrant will be exercisable to acquire one common share at a price of $0.50 for one year. As a result, 3,774,466 warrants were exercised under this program and consequently, 3,774,466 Incentive Warrants were issued. The Company received proceeds of $1,132,340 for the exercise of warrants.

(ii)

On April 18, 2017, the Company issued 500,000 common shares to Rojo Resources Ltd. (Rojo). Under an Assignment Agreement whereby the Company would take assignment of all of Rojo’s assets in consideration of 500,000 common shares to Rojo. This Assignment Agreement was subsequently terminated and as a result, the fair value of the investment in the amount of $175,000 was fully written off.

(iii)

On June 21, 2017, the Company issued a total of 1,000,000 common shares for services with a fair value of $340,000. The fair value of the services received was not readily determinable, as such, the shares were valued at the fair value of common shares on grant date.

(iv)

During the year ended December 31, 2017, the Company issued 14,904,901 common shares for gross proceeds of $3,818,339 pursuant to the exercise of stock options and warrants. In connection with the exercise of stock options and warrants, $2,959,537 was transferred from contributed surplus to share capital.

(v)	During the year ended December 31, 2017, the Company issued common shares in connection with the reverse take over transaction described in Note 3 and the acquisition of Evotech described in Note 4.

Escrowed shares

(i)

Pursuant to an escrow agreement dated January 11, 2017, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions. The escrow shares will be released based on certain conditions. At December 31, 2017, 30,000,000 common shares remain in escrow.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

(ii)

In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of December 31, 2017, there were 375,000 common shares remain in escrow.

Warrants

Information regarding the Company’s outstanding warrants is summarized below:

		Weighted average
	Number	exercise price
		$
Balance, December 31, 2016 and 2015	-	-
Granted	19,844,495	0.42
Exercised	(3,774,466)	0.40

Balance, December 31, 2017	16,070,029	0.42

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2017:

		Weighted average
Number of warrants outstanding		remaining life of
and exercisable	Exercise Price	Warrants	Expiry date
	$
12,295,563	0.40	0.03	January 12, 2018
3,774,466	0.50	0.55	July 21, 2018

16,070,029	0.42	0.16

There were no warrants outstanding and exercisable as at December 31, 2016 and 2015.

As part of the January 12, 2017 private placement, the Company issued 585,117 agent warrants as part of the share issue costs. The fair value of the agent warrants was determined to be $142,319 or $0.24 per warrant using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value. The following assumptions were used for the calculation:

Risk-free interest rate	0.76%
Expected life (in years)	2 years
Expected volatility	171%
Expected dividend yield	0%
Expected forfeiture rate	0%

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

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

During the year ended December 31, 2017, the Company granted stock options to certain directors, officers, debtors, employees and consultants of the Company.

A continuity of stock options for the years ended December 31, 2017 and 2016, and for the period from incorporation on December 30, 2015 to December 31, 2015 is as follows:

		Weighted average
	Number	exercise price
		$
Balance, December 31, 2016 and 2015	-	-
Granted	15,695,000	0.25
Exercised	(11,130,435)	0.17

Balance, December 31, 2017	4,564,565	0.28

As at December 31, 2017, the following options were outstanding and exercisable:

Options	Options	Exercise	Remaining life	Expiry
Outstanding	exercisable	price	(years)	date
		$
700,000	531,250	0.45	4.21	March 17, 2022
219,565	219,565	0.23	4.34	May 4, 2022
1,100,000	1,100,000	0.25	4.71	September 14, 2022
100,000	100,000	0.25	4.79	October 16, 2022
600,000	600,000	0.25	4.92	November 29, 2022
695,000	695,000	0.26	4.92	November 30, 2022
100,000	100,000	0.25	4.94	December 8, 2022
1,050,000	1,050,000	0.25	2.00	December 31, 2019

4,564,565	4,395,815	0.28	4.06

There were no options outstanding and exercisable as at December 31, 2016 and 2015.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

During the year ended December 31, 2017, the Company recorded share-based compensation expense of $3,693,800, representing the fair value of stock options granted and vested during the year. The fair value of stock options granted was calculated using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value. The following assumptions were used for the calculation:

Risk-free interest rate	0.76%
Expected life (in years)	2 years
Expected volatility	215%
Expected dividend yield	0%
Expected forfeiture rate	0%
Share price	$0.25
Weighted average fair value of options granted	$0.26

No stock options were granted during the period from incorporation on December 30, 2015 to December 31, 2016.

10.	CAPITAL DISCLOSURE

The Company considers its capital under management to be comprised of shareholders’ equity and any debt that it may issue. The Company’s objectives when managing capital are to maximize return on investment in towers, expand the Company’s wireless coverage footprint and to maximize returns for shareholders over the long term. The Company is not subject to any capital restrictions. There has been no change in the Company’s objectives in managing its capital.

11.	FINANCIAL INSTRUMENTS AND RISK

Fair values

The Company’s financial instruments include cash, amounts receivable, bank indebtedness, accounts payable, due to related parties and loans payable. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

The following table summarizes the carrying values of the Company’s financial instruments:

	2017	2016
	$	$
Financial assets at fair value through profit or loss (i)	284,225	9,864
Loans and receivables (ii)	90,940	-
Other financial liabilities (iii)	2,244,992	70,406

(i)	Cash
(ii)	Amounts receivable and due from related party
(iii)	Bank indebtedness, accounts payable, due to related parties and loans payable

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
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

The Company’s cash is measured using level 1 fair value measurements.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with high credit quality financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company’s ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand. As at December 31, 2017, the Company is not subject to significant liquidity risk.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures in Canada, Colombia, Argentina and USA and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Argentina Peso or US dollars could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

11.	FINANCIAL INSTRUMENTS AND RISK (Continued)

At December 31, 2017, the Company had the following financial instruments denominated in foreign currency:

	Tower Three	Evotech		Innervision
	Colombian	Argentinian	TCTS	Colombian
	Peso	Peso	US Dollar	peso	Total
	$	$	$	$	$
Cash	920	41,801	5,339	-	48,060
Line of credit	-	-	(48,096)	-	(48,096)
Accounts receivable	1,164	16,160	-	-	17,324
Accounts payable	(80,868)	(472,181)	-	-	(553,049)
Due to related parties	(1,340,650)	-	-	-	(1,340,650)
				-
	(1,419,434)	(414,220)	5,339		(1,828,315)

As at December 31, 2017, the Company had the following financial instruments denominated in foreign currency:

Tower Three
Colombian Peso
$
Cash	9,864
Due to related parties	(21,151)

(11,758)

Interest Rate Risk

Risk Interest rate risk is the risk that future cash flows of the Company’s assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate of 24%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

Other Price Risk

The Company is not subject to other price risk.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

12.	INCOME TAXES

Deferred taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred tax assets are evaluated periodically and if realization is not considered likely, a valuation allowance is provided.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rate of 26% (2016– 25%, 2015 - 25%) to income tax expense is:

			Period from
			incorporation
			on December
			30, 2015 to
			December 31,
	2017	2016	2015
Canadian statutory income tax rate	26%	25%	25%
	$	$	$
Income tax recovery at statutory rate	2,458,000	73,000	5,000
Effect on income taxes of:
Income tax rate differences	6,000	-	-
Permanent differences	(1,457,000)	-	-
Losses not recognized	(902,000)	(73,000)	(5,000)
Income taxes recoverable	(105,000)	-	-

The significant components of deferred income tax assets and liabilities are as follows:

	2017	2016
	$	$
Deferred income tax assets (liabilities)
Non-capital losses carried forward	2,214,000	78,000
Share issuance costs	19,000	-
Total gross deferred income tax assets	2,233,000	78,000
Unrecognized deferred income tax assets	(2,128,000)	(78,000)
Net deferred income tax asset (liabilities)	105,000	–
Intangible assets	(694,000)	–
Net deferred income tax asset (liabilities)	(589,000)	–

As at December 31, 2017, the Company had non-capital losses carried forward of approximately $7,829,000 (2016 - $292,000) which may be applied to reduce future years’ taxable income.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

13.	ECONOMIC DEPENDENCE

For the year ended December 31, 2017, all the sales were generated by three customers (2016 - two customers, 2015 - none). The loss of this customer could have a material adverse effect on the Company’s financial position and results of operations.

During the year ended December 31, 2017, the Company had revenue from three customers representing 100% (2016 - 100%, 2015 - N/A) of total revenues for the year.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

			Period from
			incorporation on
			December 30,
			2015 to December
	2017	2016	31, 2015
	$	$	$
Cash paid for interest	24,399	-	-
Cash paid for income taxes	-	-	-
	24,399

15.	SEGMENTED INFORMATION

The Company has three operating segments, which are the locations in which the Company operates. The reportable segments are the Company’s Argentinian, Colombian, and American operations. A breakdown of revenues, short-term assets, and long-term assets for each reportable segment as at and for the year ended December 31, 2017. As at December 31, 2016 and 2015, the Company had one operating segment, Colombia.

2017	United States	Argentina	Colombia	Total
	$	$	$	$
Revenues	16,737	65,061	118,700	200,458
Current assets	5,339	111,773	108,653	225,765
Non-current assets	35	2,525,290	355,806	2,881,131

16.	COMMITMENTS

The Company is committed to construct 50 towers in Argentina as described in Note 4.

17.	SUBSEQUENT EVENTS

(i)	On April 3, 2018, the Company entered into an acquisition agreement with a Mexican-based private tower Company.
(ii)	On February 2, 2018, the Company announced a proposal to spin out its 70% owned subsidiary as a separate entity.
(iii)	The Company issued 8,665,201 common shares pursuant to the exercise of warrants for gross proceeds of $2,166,300.

