Form 20-F
period 2018-12-31
TOWER ONE WIRELESS CORP.
filed 2019-10-15
CIK 1579026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
_________________________________________

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

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
CLASS A COMMON SHARES,
NO PAR VALUE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report:

93,389,446 Class A Common Shares, no par value as of December 31, 2018.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ X ]	Other [ ]

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

Period ended	FYE 2018	FYE 2017	FYE 2016	FYE 2015
	(IFRS)	(IFRS)**	(IFRS)**	(IFRS)**
Total Revenues	$1,556,742	$200,498	$19,403	$Nil
Net income(loss)	($8,687,707)	($9,863,677)	($292,004)	($21,151)
Net income(loss) attributable to shareholders	($8,893,005)	($9,583,550)	($292,004)	($21,151)
Net income (loss) and Comprehensive Loss*	($9,167,839)	($9,881,797)	($301,183)	($21,151)
Basic and diluted loss per share	($0.10)	($0.16)	($29.20)	($2.12)
Weighted average shares	88,307,259	58,115,156	10,000	10,000

Year ended	FYE 2018	FYE 2017	FYE 2016	FYE 2015
	(IFRS)	(IFRS)**	(IFRS)**	(IFRS)**
Total assets	$12,581,840	$5,301.044	$372,374	$4,300
Net Assets(liabilities)	$177,990	$2,414,922	($318,034)	($16,851)
Share capital	$16,876,382	$10,635,886	$4,300	($4,300)
Contributed surplus	$2,089,462	$1,344,884	$Nil	$Nil
Deficit accumulated	($18,789,710)	($9,896,705)	($313,155)	$21,151
Common Shares Issued and Outstanding	93,389,446	70,125,698	10,000	10,000
Dividends	$Nil	$Nil	$Nil	$Nil

* Net income (loss) and comprehensive loss is the sum of Net income (loss) and foreign exchange translation adjustments.
** In accordance with the IFRS rules Tower Three was considered for accounting purposes to be the successor company upon the completion of the Tower Three Transaction and consequently the Company reports the financial results of Tower Three as the Company’s historical financial results for the fiscal years ended December 31, 2016 and 2015 in the Company’s financial statements. Since Tower Three was incorporated in 2015, no financial results exist for the 2014 fiscal year.

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

Political, economic and other uncertainties in countries where the Company operates could negatively affect the company’s business

The Company’s business operations are currently located in Colombia, Mexico and Argentina. Although Colombia has a long-standing tradition of respecting the rule of law, which has been bolstered in recent years by the present government’s policies and programs, no assurance can be given that the Company’s plans and operations will not be adversely affected by future developments in Colombia. The Company’s existing assets and proposed activities in Colombia are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions, and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as communications could have a significant effect on the Company. Any changes in regulations or shifts in political attitudes are beyond the Company’s control and may adversely affect its business. The Company’s business may be affected in varying degrees by government regulations with respect to restrictions on future expansion, price controls, export controls, foreign exchange controls, earnings repatriation, income and/or business taxes or expropriations.

In particular, operating in Colombia. Mexico and Argentina presents the following unique risks to the Company’s business and operations:

Legal System

As civil law jurisdictions, each of Colombia. Mexico and Argentina have legal systems that are different from the common law jurisdictions of Canada and the United States. There can be no assurance that licenses, permits, applications or other legal arrangements will not be adversely affected by changes in governments, the actions of government authorities or others, or the effectiveness and enforcement of such arrangements.

Permits and Licenses

The Company’s business activities in Colombia, Mexico and Argentina are each dependent on receipt of government approvals or permits to develop its business. Any delays in receiving government approvals or permits or no objection certificates may delay the Company’s operations or may affect the status of the Company’s contractual arrangements or its ability to meet its contractual obligations.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Colombia, Mexico or Argentina (which ended such restrictions in 2017) of capital and distribution of earnings from Colombia, Mexico or Argentina to foreign entities. However, there can be no assurance that restrictions on repatriation of capital or distributions of earnings from Colombia or Argentina will not be imposed in the future.

Foreign Currency Fluctuations

The Company’s current and proposed business operations in Colombia, Mexico and Argentina render it subject to foreign currency fluctuations, which may materially affect its financial position. The Company holds Canadian and U.S. dollars and sends funds to Colombia, Mexico or Argentina in U.S. dollars, which are then converted into Colombian pesos, Mexican pesos or Argentinian pesos, as applicable. The important exchange rates for the Company are those for the U.S. dollar, Canadian dollar Colombian peso, Mexican peso and the Argentinian peso. While the Company is funding operations in Colombia, Mexico and Argentina, its results could be impaired by adverse changes in the U.S. dollar and Canadian dollar relative to each of the Colombian peso, Mexican peso and Argentinian peso. Prior and future equity financings result in the generation of Canadian dollar proceeds to fund the Company’s activities, which are mostly incurred in U.S. dollars, Colombian pesos, Mexican pesos or Argentinian pesos. To the extent funds from such financings are maintained in Canadian dollars, the Company’s results can be significantly impacted by adverse changes in exchange rates between the Canadian dollar, the U.S. dollar, the Mexican peso, the Argentinian peso and the Colombian peso.

The Company’s operations may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with the Company’s operations in Colombia, Mexico and Argentina, the Company may be subject to the exclusive jurisdiction of foreign courts or tribunals, or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental body because of the doctrine of sovereign immunity.

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

Since we generate a significant portion of our revenues in Argentinian pesos through our operations in that country, any devaluation may negatively affect the value of our earnings in that country”

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate published by the Banco de la Nación Argentina, in the year ended December 31, 2017 the devaluation of the peso against the U.S. dollar was 17.4% (compared to 21.9% and 52.5% in the years ended December 31, 2016 and 2015, respectively). The Argentine Peso lost 57.9% of its value against the U.S. dollar in the first eight months of 2018.

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

As a consequence of the aforementioned events, the full year 2015 inflation measure for IPCNu index was not disclosed, and according to last available data (from October 2015) the IPCNu registered an increase of 11.9% over the January to October 2015 period. As alternative guidance to IPCNu, the authorities suggested that other measures should be observed, such as those published by the statistical entity of the Autonomous City of Buenos Aires (IPC CABA) and the San Luis Province that registered an annual increase of 26.9% and 31.6% in 2015, respectively. IPCNu publication was resumed in June 2016 disclosing May 2016 monthly inflation figures, while data for the months in the period January to April 2016 remains unavailable. Taking this into account, IPCNu variation from May to December 2016 was 16.9% and, as alternative guidance, the indexes published by the Province of San Luis and the Autonomous City of Buenos Aires from January to April 2016 represented an increase of 13.9% and 19.2%, respectively. During 2017, the INDEC published monthly IPC index regularly, registering an increase of 24.8% on a year-over-year comparison. The cumulative IPC variation for the first seven months of 2019 was 24.7%

The Argentine government continued implementing several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience high levels of inflation. If the value of the peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

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

We cannot assure you that the Argentine government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our common shares to decline.

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

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing case law on labor matters and requiring companies to assume greater responsibility for, and assumption of costs and risks associated with, sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict if and how our activities will be affected by such changes.

Social Disruptions and Instability in Colombia could disrupt the Company’s Operations

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

Political Risk, Social Disruptions and Instability in Mexico

The Company does much of its business in Mexico. As such, the Company is subject to certain risks specific to doing business in Mexico, including currency fluctuations and possible political, social or economic instability. Further, the Company’s activities may be affected in varying degrees by political stability and government regulations relating to the industry in which it operates. Operating in Mexico exposes the Company to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s business activities and appropriation of assets. Some of the Company’s assets may be located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. The Company cannot provide assurances that this type of social instability or labor disruption will not be experienced in future. The potential impact of future social instability, labor disruptions and any lack of public order in Mexico, and on the Company’s operations in particular, is not known at this time. This uncertainty may affect operations in unpredictable ways, including disruptions of supplies and markets, ability to move equipment from site to site, or disruption of infrastructure facilities, including public roads, could be targets or experience collateral damage as a result of social instability, labor disputes or protests. The Company may be required to incur significant costs in the future to safeguard the Company’s assets against such activities, incur standby charges on stranded or idled equipment or to remediate potential damage to the Company’s assets. There can be no assurance that the Company will be successful in protecting itself against these risks and the related financial consequences. Further, these risks may not in any part be insurable in the event the Company does suffer damage.

The application of anti-bribery or corruption laws could impact the Company’s operations

The Company’s operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. It is possible that the Company, or some of its subsidiaries, employees or contractors, could be charged with bribery or corruption as a result of the unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations and corruption convictions could impair the Company’s ability to work with governments or nongovernmental organizations. Such convictions or allegations could result in the formal exclusion of the Company from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization and increased investor concern.

If the Company fails to comply with laws or regulations which regulate its business and which may change at any time, the Company may be fined or even lose its right to conduct some of its business.

A variety of laws and regulations apply to the Company’s business, including the laws of Colombia, Mexico and Argentina. Failure to comply with applicable requirements may lead to civil penalties or require the Company to assume indemnification obligations or breach contractual provisions. The Company cannot guarantee that existing or future laws or regulations will not adversely affect its business or result in additional costs. These factors may have a material adverse effect on the Company.

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

Changes in current or future laws or regulations could restrict its ability to operate its business as it currently does

The Company’s business and that of its tenants are subject to various laws and regulations. In certain jurisdictions, these regulations could be applied or enforced retroactively, which could require that the Company modify or dismantle existing towers. Since the Company has operating subsidiaries that are incorporated in each of Colombia, Mexico and Argentina it is thus subject to the laws of such jurisdictions. For example, the Colombian Ministry of Communications has a protocol aimed to explain to local authorities and communities the existence of environmental impacts and negative effects on the health of the people. Zoning authorities and community organizations are often opposed to construction of communications sites in their communities, which can delay, prevent or increase the cost of new tower construction, modifications, additions of new antennas to a site or site upgrades, thereby limiting the Company’s ability to respond to tenant demands. The regulations about distance of cell towers to schools, hospitals, and residences, depend on local authorities, as in Colombia the mayors of municipalities have the power to regulate in an autonomous way the matters related to telecommunication infrastructure. Existing regulatory policies may materially and adversely affect the timing or cost of construction projects associated with the Company’s communications sites and new regulations may be adopted that increase delays or result in additional costs to the Company, or that prevent such projects in certain locations, and noncompliance could result in the imposition of fines or an award of damages to private litigants. In certain jurisdictions, there may be changes to zoning regulations or construction laws based on site location, which may result in increased costs to modify certain of the Company’s existing towers or decreased revenue due to the removal of certain towers to ensure compliance with such changes. These factors could materially and adversely affect the Company’s business, results of operations or financial condition.

Changes to the tax laws in Colombia, Mexico or Argentina could negatively impact the Company’s business and operations.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Colombia, Mexico or Argentina, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in any of the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

If radio frequency emissions from wireless handsets or equipment on wireless infrastructure are demonstrated to cause negative health effects, potential future claims could adversely affect the Company’s operations, costs or revenues.

The potential connection between radio frequency emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. The Company cannot guarantee that claims relating to radio frequency emissions will not arise in the future or that the results of such studies will not be adverse to the Company. Public perception of possible health risks associated with cellular or other wireless connectivity services may slow or diminish the growth of wireless companies, which may in turn slow or diminish the Company’s growth. In particular, negative public perception and regulations regarding these perceived health risks may slow or diminish the market acceptance of wireless services. If a connection between radio frequency emissions and possible negative health effects were established, the Company’s operations, costs, or revenues may be materially and adversely affected. The Company currently does not maintain any significant insurance with respect to these matters.

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

If the Company is unable to protect its rights to the land under its towers, its business and operating results would be adversely affected.

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

The Company’s operations are subject to the requirements of environmental and occupational safety and health laws and regulations, including municipal zoning regulations and height restrictions imposed by the Colombian DAAC-FAN (Colombia’s FAA). Many of these laws and regulations contain information reporting and record keeping requirements. The Company may not be at all times in compliance with all environmental requirements. The Company may be subject to potentially significant fines or penalties if it fails to comply with any of these requirements. The requirements of these laws and regulations are complex, change frequently and could become more stringent in the future. In certain jurisdictions these laws and regulations could be applied or enforced retroactively. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on the Company’s business, results of operations or financial condition.

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

Currently the Company’s operations are conducted in foreign jurisdictions including, but not limited to Colombia, Mexico or Argentina. The Company expects that receivables with respect to foreign sales will continue to account for a significant portion of its total accounts and receivables outstanding. As such, the Company’s operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Company including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s operations are conducted. The Company’s operations may also be adversely affected by social, political and economic instability and by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the Company’s operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, its business may be harmed.

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

Some countries in which the Company may operate may be considered politically and economically unstable and, in some cases, failure to follow certain formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken by the Company. Management of the Company is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase the Company’s cost of doing business or affect its operations in any area.

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

If we were a “passive foreign investment company” for U.S. federal income tax purposes for any taxable year, U.S. Holders of Common Shares could be subject to adverse U.S. federal income tax consequences.

If we were a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for any taxable year during which a U.S. Holder held Common Shares, certain adverse U.S. federal income tax consequences may apply to the U.S. Holder. We do not believe we have been a PFIC and do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the reasonably foreseeable future, although there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge our determination in this regard or that we will not be a PFIC for the current taxable year or any subsequent taxable year. Our possible status as a PFIC must be determined annually and therefore may be subject to change. This determination will depend on the composition of our income and assets, the market valuation of our assets (including, among others, our goodwill) from time to time, and our spending schedule for cash balances and the proceeds of any offering, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC, U.S. Holders of Common Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest ordinary income tax rate on gains recognized from the disposition of Common Shares and on certain actual or deemed distributions with respect to Common Shares, interest charges on certain taxes treated as deferred, and additional reporting requirements.

The Company has never paid dividends and has no intention of paying dividends.

The Company has no earnings or dividend record and does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings. The payment of future cash dividends, if any, will be reviewed periodically by the Company’s board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

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

General Development of Business

Before the completion of the Tower Three Transaction (defined below), the Company was a development stage specialty pharmaceutical company focused on developing late stage clinical therapies and in-licensed novel compounds for fibrosis, erectile dysfunction (ED) and other indications

Significant Acquisitions, Dispositions and other Events

Tower Three Transaction

On January 12, 2017, the Company completed a “fundamental change” transaction (the “Tower Three Transaction”), with Tower Three SAS, a limited liability company formed under the laws of the Republic of Colombia on December 30, 2015 (“Tower Three”), pursuant to a share exchange agreement made effective as of October 19, 2016, as amended (the “Acquisition Agreement”) among the Company, Tower Three and the shareholders of Tower Three (the “Selling Shareholders”), whereby the Company acquired 100% of the securities of Tower Three from the Selling Shareholders, by issuing 30,000,000 common shares of the Company to the Selling Shareholders on a pro-rata basis, following the completion of which, Tower Three is now a wholly-owned subsidiary of the Company. Following the completion of the Tower Three Transaction, the Company began conducting the principal business in Colombia, Argentina and USA.

The Company’s board of directors (the Board”) was reconstituted in conjunction with the closing of the Tower Three Transaction. The Board is now comprised of four (4) members, being Alejandro Ochoa, Fabio Alexander Vasquez, Robert Horsley, and Brian Gusko. The Company’s senior management now consists of Alejandro Ochoa (President and Chief Executive Officer), Santiago Rossi (Chief Financial Officer), and Luis Parra (Chief Operating Officer). See “Directors and Officers” below for further information.

Acquisition of Evolution Technology SA

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina. Since its incorporation on March 10, 2016, Evotech has obtained various permits for constructing cellular towers and also has a master lease agreement with a major telecom carrier in Argentina. To obtain the 65% ownership interest in Evotech, the Company paid US$350,000 to the original shareholders of Evotech and transferred US$400,000 to Evotech for operating expenses. The Company also issued 1,500,000 common shares with a fair value of $480,000 to the shareholders of Evotech. In addition, the Company is committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000. In July 2019, the Company decided to capitalize the intercompany loans and receivables that were outstanding with Evotech causing the issuance of 5,605,216 shares in Evotech to the name of the Company. As of the date of this report, Evotech has constructed forty eight towers in Argentina and had commended construction of an additional twenty towers in Argentina.

Acquisition of Tower Construction & Technical Services Inc.

On October 18, 2017, the Company entered into an escrow agreement with the shareholders of Construction &Technical Services, Inc. (“TCTS”) to acquire a 70% ownership interest in TCTS. To obtain this 70% ownership interest in TCTS the Company committed to operate TCTS’s business and financial affairs and no cash or equity consideration was provided for this acquisition. TCTS is a Florida company, headquartered in Miami, Florida and established in 2010 that provides its customers with comprehensive telecommunications services including turnkey solutions covering all aspects of tower erecting needs including: wireless infrastructure, tower building solutions and fiber to home. TCTS as active master services agreements with multiple large companies including T-Mobile, Ericsson, Signfox. Within the first 90 days of the Company’s acquisition of TCTS, TCTS had entered into tower construction and service contracts T-Mobile and Ericsson totaling $314,000 USD.

On February 2, 2018, the Company announced that it intended to spin-out its 70% ownership interest in TCTS to its shareholders with the intention of creating a standalone publicly traded company. The Company established a record date of March 15, 2018 for this proposed spin-out pursuant to shareholders of record on such record date will be entitled to receive one common share in the capital of TCTS for every five common shares in the capital of the Company held by such shareholders. The Company did not pursue the spin-out and instead, it acquired the remaining 30% on March 1st, 2019. The Company is currently looking for strategic associations regarding its TCTS operation.

Collocation Agreement with Claro

On October 24, 2017, Tower Three signed a collocation agreement with Claro Colombia, which allows Tower Three to lease tower sites in Colombia to Claro. Claro is believed to be the largest provider of mobile phone services in Colombia with an estimated 60% of the market share in that country.

Expansion into Mexico

On April 3, 2018, the Company entered into an acquisition agreement with Comercializadora Mexmaken, SA de CV, a Mexican-based private tower company. In consideration for the acquisition, the Company issued 7,500,000 common shares of the Company for an aggregate value of $1,312,500. Following completion of the acquisition, the Company owns 90% of the issued and outstanding share capital of Comercializadora Mexmaken, S.A. de C.V.. Comercializadora Mexmaken, S.A. de C.V., which owns, builds and leases cellular towers to the telecom industry in Mexico and has a master lease agreement with AT&T. This transaction was successfully completed on May 18, 2018.

During 2018, Comercializadora Mexmaken, S.A. de C.V. obtained a new Master Service Agreement with Redes Altan. Under this new agreement, the Company has constructed 36 towers in Mexico as of the date of this report.

Inter-Corporate Relationships

Upon the completion of the Tower Three Transaction, Tower Three became a wholly-owned subsidiary of the Company, and currently manages the Company’s operations in Colombia. Tower Three also has a wholly-owned subsidiary, Fundacion Communicar Para Educara Colombia Foundation, which is a non-profit initiative established with the goal of creating and distributing educational devices for the developing world. After the issuance of new Evotech shares to the Company as a consequence of the capitalization of financial debt and receivables, the Company as of the date of this report owns a 99% equity interest in Evotech, which manages the Company’s operations in Argentina. The Company also owns 90% of Comercializadora Mexmaken, S.A. de C.V. in Mexico. The Company also owns a 100% equity interest in TCTS, which until to date manages the Company’s operations in the United States.

The following table identifies the material intercorporate relationships of Tower One:

Subsidiary	Place of Incorporation	Percentage of Voting
		Securities
		Beneficially Owned,
		or Controlled or
		Directed, directly or
		indirectly, by Tower
		One
Tower 3 SA	Buenos Aires, Argentina	100%
Evolution Technology SA	Buenos Aires, Argentina	99%
Tower Three SAS	Bogota, Colombia	100%
Comercializadora Mexmaken S.A. de C.V.	Mexico City, Mexico	90%
Tower Construction & Technical Services, Inc.	Miami, FL, USA	100%

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

Other Warrant Issuances

June 2018 Offering

In June, 2018, the Company issued secured convertible debentures for gross proceeds of $1,000,000 under the following terms:

  a term of one year;

  an interest rate of 1% per month, payable monthly; and

  Convertible into common shares of the Company at $0.20 per common share, until June 12, 2019, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the holders exercisable at a price of $0.25 per common share for a period of one year. The Company also incurred cash debt issuance costs of $76,791.

In November, 2018, the terms of these convertible debentures were modified as follows:

  the conversion price was reduced to $0.10 per common share;

  the expiry date of the original warrants was extended to November 13, 2019;

  the exercise price of the share purchase warrants was reduced to $0.125 per common share; and

  the Company issued 5,000,000 additional share purchase warrants to the purchasers exercisable at a price of $0.125 per common share, subject to certain adjustments in certain events with an expiry date of November 13, 2019.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

November 2018 Offering

In November, 2018, the Company issued secured convertible debentures for gross proceeds of $500,000 under the following terms:

  a term of seven months;

  an interest rate of 1% per month, payable monthly; and

  cconvertible into common shares of the Company at $0.10 per common share, until June 12, 2019, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the purchasers exercisable at a price of $0.125 per common share for a period of one year until November 13, 2019. The Company also incurred cash debt issuance costs of $46,295.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

In June 2019, the terms of the convertible debentures were modified as follows:

  The conversion price was reduced to $0.09 per Common Share;

  The expiry date of the original warrants was extended to November 13, 2020;

  The Company issued new common share purchase warrants (the “New Warrants”) to each holder of the original warrants, resulting in an aggregate of 15,000,000 new warrants being issued. Each New Warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of $0.09 per Common Share, with each new warrant set to expire on November 13, 2020; and

  The Company has the right to repurchase all of the original warrants and New Warrants for $300,000.00 in aggregate at any time before their respective expiry dates.

Principal Capital Expenditures

The Company’s principal capital expenditures are the acquisition of wireless tower sites and the development of cellular towers on such sites. The Company funds these capital investments primarily through funds received through capital market raises such as the Private Placement, the Incentive Warrant and the issuance of warrants during.

Internet Availability and Additional Information

The SEC maintains an internet site at www.sec.gov that contains our current and periodic reports, including our proxy and information statements and other information regarding issuers such as the company that file electronically with the SEC. Our web address is: https://www.toweronewireless.com

All websites referred to herein are inactive textual references only, meaning that the information contained on such websites is not incorporated by reference herein and you should not consider information contained on such websites as part of this document unless expressly specified.

B. Business Overview

The Company is a pure-play, Build-to-Suit (“BTS”) tower owner, operator and developer of multitenant communications real estate. The Company’s primary business is the leasing of space on communications sites to mobile network operators (“MNOs”) in countries it services with lease terms of over 10 years. Each tower is built with an initial anchor tenant commitment and space for an additional 1-3 tenants, or collocations. The Company does not build any towers without an anchor tenant in place.The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company’s site leasing business, including the addition of new tenants and equipment on its sites. BTS is a process where a long-term lease is secured with a tenant prior to the construction of a tower. Terms are outlined in master lease agreements (“MLAs”) with tenants. As of December 31, 2018, the Company had a total of 7 signed MLA agreements with major MNOs in Argentina, Colombia and Mexico and a total backlog of over 300 sites. In Argentina, the Company has executed MLAs with Claro Argentina, Telecom Argentina SA, and DirecTV. In Colombia, the Company had executed MLAs with Claro Colombia, Telefónica. In Mexico, the Company had executed MLAs with Altan Redes and AT&T Mexico.

The Telecommunications Tower Industry

The telecommunications tower industry leases different structure types (monopole, self-supporting, guyed, and rooftop) to MNOs to create a cell site. A cell site is an area within an MNO’s wireless network which is serviced by an antenna array. The Company can host multiple MNO tenants on a single tower with marginal incremental cost. Each additional tenant is referred to as a “collocation”.

The process of building a tower for an MNO starts with the MNO issuing “search rings” to the tower company. A search ring represents a radius around a specific global positioning system or “GPS” coordinate and a height requirement for the MNO. A cell site within this search ring is critical for the MNO to provide quality cellular coverage to its customers. Mostly due to the critical nature of the cell site’s location, little migration occurs among MNOs once a cell site is in place. After issuing a search ring, the Company looks for places to construct a tower. This process is called “site acquisition” and takes anywhere from 1 to 90 days. Following completion of the site acquisition process, or in many cases concurrently with completion, the Company seeks permitting from local authorities as well as the Aeronautica Civil (Colombia), ANAC (Argentina) or Directorate General of Civil Aviation (Mexico). The final step is construction of the tower, which typically takes less than 30 days. From start to finish, on average an individual MNO tower site takes approximately 180 days to be placed in service.

The process of site acquisition, permitting and construction are also outsourced to specialized third party companies that focus on these services. The Company has internal groups, including legal, site acquisition, engineering and construction supervision that supervise these areas and manage the time, quality and service received.

Terms of the tenant lease are set forth in an MLA between the Company and tenant which include length of contract, rent by structure type, colocation rates and annual price increases to adjust for local inflation.

The Company’s Tower Portfolio

Through its subsidiaries, the Company currently has 100 constructed towers, with 48 located in Argentina and 18 located in Colombia and 34 located in Mexico. A total of 24 of the Company’s 100 constructed towers have a second tenant collocating, representing 1.24 tenants per in-service tower. Further, there are 24 towers currently under construction, 16 of which are in Argentina and 8 of which are in Colombia.

See below for a summary of the Company’s tower portfolio:

	Constructed			Towers Under
Country	Towers	Collocations	Tenants	Construction
Argentina	48	20	68	16
Colombia	18	4	22	8
Mexico	34	-	34	0
Total	100	24	124	24

The above summary reflects the Company’s sale of 22 towers in Colombia to a third party for $2,516,354 (USD).

Products and Services

The Company’s revenue is primarily derived from tenant leases on the towers it owns and operates in Argentina, Colombia and Mexico. The lease terms of each structure type are outlined in the MLAs, and these agreements include information about lease amounts by structure type, annual increases and adjustments for local inflation, collocation terms, and minimum infrastructure design requirements. The lease payment amount depends on a number of factors including tower location, height and amount of equipment on the tower. Expenses at the tower site include insurance and maintenance expenses, and in certain cases, property taxes. Ground rent and power and fuel costs are passed through to the Company’s tenants. In the tower industry, tower level cash flow (“TCF”) is defined as leasing revenue from the tenants less the expenses at the tower site.

The Company’s operations are concentrated in Colombia, Argentina and Mexico. During the year ended December 31, 2018, the Company recorded total of revenues of $161,826, $240,622, $nil, and $904,714 in Colombia, Argentina, Mexico and the United States respectively, while the Company recorded total assets of $422,830, $6,953,232, $1,445,472 and $296 742, in Colombia, Argentina, Mexico and the United States respectively.

During the year ended December 31, 2017, the Company recorded total of revenues of $118,700, $65,061, $nil, and $16,737 in Colombia, Argentina, Mexico and the United States respectively, while the Company recorded total assets of $464,459, $2,637,063, $nil and $5,375, in Colombia, Argentina, Mexico and the United States respectively.

The Telecommunications Market in Latin America

General

Despite considerable progress in building out mobile broadband networks in Latin America over recent years (there are estimated to be over 160,000 towers in Latin America), approximately 10% of the population, or approximately 64 million people, still have no access to a mobile broadband network in the region. Latin America is characterized by densely populated and sprawling cities, but also by vast, sparsely populated areas, mountain ranges, rainforests and islands. Although most people live in urban or suburban areas, it is the small proportion of people living in rural areas (20% of the population) that are most likely to currently be without access to mobile broadband.

Although the business model utilized by mobile network operators has so far proven effective in expanding coverage to current levels, the Company believes that moving further into remote areas through traditional network deployment is a much greater challenge, owing to the sparsely populated unconnected areas, the difficult economic situation in many Latin American countries, the high cost of investment with limited potential for return, and a challenging market environment that often makes coverage expansion uneconomical. As a result, mobile network operators are increasingly adopting alternative methods, notably infrastructure sharing and partnerships with other ecosystem players, to complement traditional network deployments. In addition, they want to focus on their core business by deploying more cell sites and spending money on sales and marketing.

The Company believes that governments in the region want to make access to and use of mobile broadband universal, a goal shared by mobile network operators. The Company expects this will require a multidimensional approach and collaboration between governments and the mobile industry, with the former supporting industry-led initiatives with policies and programs that create the right incentives and an enabling environment for extending connectivity to underserved areas. The Company also believes that in many cases mobile network operators’ efforts to improve coverage are hampered by inefficient and arduous regulation from governments and policymakers, including onerous coverage obligations, strict quality-of-service (“QoS”) expectations, and restrictive planning laws around new infrastructure deployment which, together, make for a challenging regulatory environment. In many markets, this continues to be less of the case and as these markets mature they adopt many programs such as strict timelines for licensing and the utilization of government properties to enhance deployment speeds.

Additionally, of the 90% of the population of Latin America who have access to mobile broadband services, just over 160 million people, or approximately a quarter of the population, subscribed to such services. This means that three-quarters of the population do not currently subscribe to mobile broadband services, primarily due to affordability and/or consumer challenges.

Mobile network operators in Latin America face a tough balancing act in allocating capital across multiple divergent needs: investing in network expansion projects to meet coverage obligations, or boosting network capacity in existing service areas to address QoS expectations (most countries in Latin America have more than 3,500 users (subscribers) per cell site, compared to around 1,000 or fewer in the US and other developed markets). The Company believes that this puts an additional burden on mobile network operators and inadvertently weakens the business case for investment in coverage expansion. The Company believes that tower companies – like the Company – have a role to play in creating and sustaining an enabling environment for effective investment in infrastructure deployment for carriers and operators.

The Company’s infrastructure sharing is intended to enable mobile network operators to deploy networks more efficiently, optimize asset utilization and reduce operating costs compared with standalone deployment by the mobile network operator. It is also designed to minimize duplication of infrastructure, which has come under the spotlight in many countries due to growing environmental and public safety concerns.

The Focus Markets: Argentina, Colombia and Mexico

The Company operates in the three largest Spanish-speaking countries in Latin America: Argentina, Colombia and Mexico. The Company’s focus markets have an estimated total population of approximately 220 million people.

Source: The World Factbook

The Company estimates there are currently over 60,000 tower sites in these markets with over 3,500 subscribers per tower. This figure differs substantially from the U.S. average of approximately 1,200 subscribers per cell site, which the Company believes points to the need for more towers in the region. Furthermore, the Company believes a key driver for further cell site growth in these markets is the substantial increase in mobile data consumption per user. Mobile data consumption per user in Latin America was 0.9 GB per month in 2016 and is projected to grow roughly 6 times that to 5.4 GB per month by 2021 per the GSMA Association (“GMSA”).

				Total
Demand Figures	Argentina	Colombia	Mexico	Markets	U.S.
Subscribers per Cell Site	3,777	3,626	3,535	approx. 3,600	approx. 1,200
Towers Sites	16,150	15,553	30,349	62,052	approx. 300,000
Annual Towers Needed	1,400+	1,400+	4,900+	7,700	n.a
MNO CapEx (’16-’20)	C$12B	C$8B	C$14B	C$34B	n.a

Source: TowerXchange, GSMA, Management Estimates

The Argentine Market

Argentina has a population of 44 million and GDP per capita of approximately $26,910. There are an estimated 16,150 towers in Argentina as of October 2018 with approximately 3,777 subscribers per cell site, according to TowerXchange. The Company believes over 1,400 towers annually are needed in Argentina to meet demand and we believe that MNOs are planning to spend approximately $12 billion from 2016 through 2020 on capital expenditures, per GSMA. Major MNOs include Claro Argentina, Telecom Argentina SA and Telefonica. Claro and Telecom make up over 65% of the market and are tenants of the Company. The Company believes further demand drivers of future cell sites include Ente Nacional de Comunicaciones or “ENACOM’s recent spectrum auction and newly published guidelines to encourage telecom competition, Telecom’s commitment to invest $6.8 billion in Argentina by 2020, and the election of Mauricio Macri as the President of Argentina in 2015.

The Company believes that Argentina market has many positive characteristics with regard to its potential for tower companies – with three sizeable, competitive mobile operators vying for market share, high penetration yet potential for subscriber growth, and a burgeoning 4G mobile market. Significant tower infrastructure will be required to meet coverage targets and to cater to mobile data growth in large population centers. The latest political and economic events are still being assessed to understand the effects on the mobile operators tower construction growth.

The Colombian Market

Colombia has a population of 48 million and GDP per capita of approximately $18,850. There are 15,553 towers in Colombia as of October 2018 with approximately 3,626 subscribers per cell site, according to TowerXchange. The Company beleives over 1,400 towers annually are needed in Colombia to meet demand and we believe that MNOs are planning to spend approximately $8 billion from 2016 through 2020 on capital expenditures, per GSMA. Major MNOs include Avantel, Claro Colombia, Telefonica and Tigo. The Company works with the four major carriers in Colombia and has MLAs with Telefonica, Claro, and Avantel. The Company has seven towers with Tigo, and is working on getting an MLA in place. The Company believes further demand drivers of future cell sites include a pro-infrastructure political climate, carrier LTE deployments and a planned network investment of over $300 million by Tigo.

The Mexican Market

Mexico has a population of 125 million and GDP per capita of $25,350. There are 30,349 towers in Mexico as of October 2018 with approximately 3,535 subscribers per cell site, according to TowerXchange. Management projects over 4,900 towers annually are needed in Mexico to meet demand and we believe that MNOs are planning to spend approximately C$14 billion from 2016 through 2020 on capital expenditures, per GSMA. Major MNOs include Altan Redes, AT&T Mexico, TelCel and Telefonica. Altan, AT&T and Telefonica make up over 30% of the market and are customers of the Company. The Company believes further demand drivers of future cell sites include a recent high-profile spectrum auction, a countrywide wholesale wireless broadband initiative by Altan and increased mobile data consumption.

Competition

The Company operates in a very competitive industry. Competitors vary in size from small private organizations to large publicly-traded companies. The Company believes that price, network density, speed of service, access to capital, quality and site acquisition strategies are the primary competitive factors affecting companies in its industry.

In Colombia, there are less than 12 tower companies; Argentina, less than eight tower companies; and Mexico, less than 18 tower companies. The Company believes there is ample room for its business to serve clients in these countries.

Seasonality

Not Applicable

C. Organizational structure

The following are the Company’s subsidiaries along with the percentage ownership and jurisdiction of incorporation:

Subsidiary	Place of Incorporation	Percentage of Voting
		Securities
		Beneficially Owned,
		or Controlled or
		Directed, directly or
		indirectly, by Tower
		One
Tower Three SA	Buenos Aires, Argentina	100%
Evolution Technology SA	Buenos Aires, Argentina	99%
Tower Three SAS	Bogota, Colombia	100%
Comercializadora Mexmaken S.A. de C.V.	Mexico City, Mexico	90%
Tower Construction & Technical Services, Inc.	Miami, FL, USA	100%

D. Property, plant and equipment.

The Company has 100 towers built as of the date of this report, and another 24 under construction. In Argentina, the Company has 48 constructed towers with 20 collocations and 16 under construction. In Colombia, the Company has 18 constructed towers with 4 collocations and 8 under construction. In Mexico, the Company has 34 constructed towers.

The Company’s interests in its towers are comprised of a variety of ownership interests, including leases created by long-term ground lease agreements, easements, licenses or rights-of-way granted by government entities. A typical tower site consists of a compound enclosing the tower site, a tower structure and one or more equipment shelters that house a variety of transmitting, receiving and switching equipment. In addition, the Company’s sites typically include backup or auxiliary power generators and batteries.

The principal structure types of the Company’s towers are monopole towers, self-supported towers and rooftops. A monopole tower is a tubular structure that is used primarily to address space constraints or aesthetic concerns. Monopole towers typically have heights ranging from 100 to 200 feet. A monopole tower site used in metropolitan areas for a typical communications tower site can consist of a plot of land of fewer than 1,000 square feet. A self-supported tower (“SST”) is a stem-pattern tower which is compiled and connected to form a self-supporting frame without any other subvention. SST towers have a conventional form of tower frame which is designed to withstand wind pressure and the geographic condition at the tower’s location. The height of the SST can be anywhere between 100 to 400 feet. A rooftop lease usually requires only a fraction of the space, as a mobile network operator may require as little as 50 square feet for each cell site installation.

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

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements for each of the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016 have been prepared in accordance with IFRS. This discussion contains forward-looking statements that involve certain risks and uncertainties. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See Item 3.D, “Key Information — Risk Factors”.

General

The Company is a pure-play, BTS tower owner, operator and developer of multitenant communications real estate. The Company’s primary business is the leasing of space on communications sites to MNOs.. The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company’s site leasing business, including the addition of new tenants and equipment on its sites. BTS is where a long-term site lease is in hand with a tenant prior to undergoing construction. As of December 31, 2018, the Company had a total of 7 signed MLA agreements with major MNOs in Argentina, Colombia and Mexico.

Corporate Highlights

The Company’s highlights during the year ended December 31, 2018 and the interim period up until the date of this report include:

  The Company completed 43 additional towers, 10 in Argentina, 11 in Colombia and 22 in Mexico.

  The Company received an additional 126 search rings for new BTS locations. In addition, the Company is currently constructing 24 towers, 16 in Argentina and 8 in Colombia.

  The Company acquired several new wireless tower sites in Argentina. Each wireless tower site consists of leasing of the underlying real-estate as well as the rights to build wireless cell towers. The Company anticipates that construction on these sites will commence shortly and will significantly add to its current portfolio of wireless towers in Colombia and Argentina and backlog of search rings.

  The Company closed an acquisition agreement to acquire a 90% ownership interest in Comercializadora Mexmaken S.A. de C.V., a Mexican-based private tower company. In consideration for the acquisition, the Company issued 7,500,000 Common Shares at $0.185 per share for an aggregate value of $1,387,500. Following completion of the acquisition of Comercializadora Mexmaken S.A. de C.V., the Company acquired 90% of the issued and outstanding share capital of that company, which is now a subsidiary of the Company.

  16,070,029 warrants expired unexercised.

  The Company issued 16,330,501 new warrants

  The Company issued several secured convertible debentures (the “Initial Debentures”) with an aggregate principal amount of $1,500,000 (the “Original Principal Amount”) and bearing interest at 1% per month, paid in cash, paid monthly on the first business day of each month, maturing twelve months from the date of issuance. The Debentures are convertible, in whole or in part, at any time before maturity, into Common Shares at $0.09 per Common Share. Each subscriber to this offering also received one warrant for each $0.09 Original Principal Amount. Each such warrant entitles the holder to acquire upon exercise one Common Share at $0.09 per Common Share until November 13, 2020.

  The Company and the certain related parties to the Company agreed to amend the terms of certain loan agreements between the company and such related parties. In accordance with the proposed amendments, the 10% monthly penalty fee in the original loan agreements will be changed to a one-time penalty and the 10% monthly penalty will be removed going forward. The amendments to the loan agreements have not yet been finalized.

  As of the date of this report, the Company has issued 988 bonds (the “Bonds”) with an aggregate principal amount of $988,000 (“Principal Amount”). The Bonds mature on September 21, 2021, bear simple interest on the Principal Amount at a fixed rate of 10% per annum payable monthly on the last day of each month, and are secured by all of the Company’s assets.

  The Company announced that it has filed a preliminary short form prospectus (“Prospectus”) with the securities regulatory authorities in each of the provinces of Canada, except Québec, to qualify the distribution of Common Shares for aggregate gross proceeds of up to $30 million. The number of Common Shares to be sold and the price per Common Share have not yet been determined.

  The Company announced the closing of a second round of secured convertible debentures (the “Additional Debentures”) on a private placement basis for aggregate principal amount of $500,000 (the “Additional Debenture Offering”). In connection with the closing of the Additional Debenture Offering, the Company paid a $15,000 placement fee representing 3% of the proceeds of the Additional Debenture Offering.

  The Company repaid $750,000 or 50% of the Original Principal Amount in June 20th 2019. The remaining outstanding Original Principal Amount matures on December 20, 2019.

Results of Operations

The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2018, 2017 and 2016:

			Change		Change
	2018	2017	from 2017	2016*	from 2016
			to 2018		to 2017
	$	$	$	$	$
Revenue	1,556,742	200,498	1,356,244	19,403	181,095
Maintenance and Operations	1,517,698	301,915	1,215,783	9,171	292,744
Professional Fees and Consulting	1,834,575	1,710,310	124,265	204,561	1,505,751
Advertising and Promotion	1,403,270	1,190,150	213,120	-	1,190,150
Share Based Compensation	1,913,692	3,693,799	(1,780,107)	-	3,693,799
Travel	201,888	333,366	(131,478)	29,631	303,735
Office and Miscellaneous	675,553	128,184	547,369	60,113	68,071
Interest, Financing Charges and accretion	1,080,743	380,864	699,879	4,491	376,373
Total Other Income (Expenses)	(1,448,193)	(2,327,117)	878,924	-	(2,327,117)
Net Comprehensive income (loss)	(9,167,839)	(9,881,797)	713,958	(311,407)	(9,570,390)

* In accordance with the IFRS rules Tower Three was considered for accounting purposes to be the successor company upon the completion of the Tower Three Transaction and consequently the Company reports the financial results of Tower Three as the Company’s historical financial results for the fiscal year ended December 31, 2016 in the Company’s financial statements.

The Company’s net comprehensive loss for the year ended December 31, 2018, totaled $9,167,839 or $0.10 per Common Share compared to net comprehensive loss of $9,881,797 or $0.16 per Common Share for the year ended December 31, 2017 and a net comprehensive loss of $301,183 or $29.20 per Common Share for the year ended December 31, 2016. The decrease in net comprehensive loss for the year ended December 31, 2018 compared to the prior year was primarily the result of increased revenues and decreased other expenses being partially offset by increased operating related expenses, mostly in connection with the growth of the Company’s operations in 2018 compared to the prior year. The increase in net comprehensive loss in 2017 from 2016 was primarily the result of the Company’s increased operational activities in 2017 compared to the prior year mostly due to the completion of the Tower Three Transaction in January 2017.

Revenues

2018 compared to 2017

Total revenue increased to $1,556,742 for the year ended December 31, 2018 compared to $200,498 as of December 31, 2017, primarily as a result of BTS towers coming into service during the 2018. The Company expects to generate revenues in 2019 mostly from monthly lease payments by MNOs on existing and future tower sites.

2017 compared to 2016

The Company has generated revenues of $200,498 in 2017 primarily from fees received through lease agreements involving the Company’s cellular towers compared to $19,403 in total revenue generated in the prior year.

Expenses

2018 compared to 2017

Professional fees increased to $1,834,575 during the year ended December 31, 2018 compared to $1,710,312 in the previous year primarily due to an increase in third party consulting services mostly related to increased corporate and operational activities of the Company in 2018 compared to 2017. Professional fees include consulting services, legal fees and related expenses. Office and miscellaneous expenses increased to $675,553 in the 2018 compared to $128,184 for the year ended December 31, 2017 mainly due to increased operational activities in Colombia, Mexico and Argentina. Advertising and promotion expenses increased to $1,403,269 in 2018 compared to $1,199,150 in 2017 mainly due to increased marketing and promotional efforts in 2018 compared to the prior year. Travel expenses decreased to $201,888 in 2018 compared to $333,666 in 2017 mostly as a result of less travel throughout Colombia, Mexico and Argentina to find out optimal locations for cellphone towers in 2018. Transfer agent fees increased to $44,983 during 2018 compared to compared to $Nill in 2017 mainly due to exercise of options and warrants in 2018. The Company incurred $1,080,743 in interest, financing charges and bank charges during 2018 compared to $380,864 in the prior year mostly due to interest and penalties for the previous and existing loans, bank fees and transfer charges in Colombia, Mexico and Argentina. Maintenance and operation expenses increased to $1,517,698 in 2018 from $301,915 in 2017 mainly due to the Company incurring increased operating costs in connection with the generation of increased revenue. During the year ended December 31, 2018, the Company recorded $480,132 in unrealized foreign exchange loss to its cumulative translation account. The Company’s functional currency reporting is the Canadian Dollar, while Tower Three reports in the Colombian Peso, Evotech reports in the Argentina Peso, and Comercializadora Mexmaken reports in the Mexican Peso. The Company records a cumulative translation adjustment due to the changes resulting from the fluctuation of foreign exchange rates.

2017 compared to 2016

During the year ended December 31, 2017, total expenses for the Company were $7,842,058 as compared to the year ended December 31, 2016 where total expenses were $311,407. The increased expenses in 2017 compared to the prior year was mainly due to professional fees of $1,710,312, travel expenses of $333,366 (compared to $29,631 in 2016, office and miscellaneous expenses of $128,184 (compared to $60,113 in 2016), share based compensation of $3,693,799 ($nil in 2016) and advertising and promotion expense of $1,199,150($Nil in 2016). Expenses incurred from share based payments in 2017 primarily resulted from the issuance stock options to consultants during the year, while the increase in professional fees in 2017 compared to the prior year was mainly the result of increased, financial, accounting and legal fees incurred by the Company in connection with the Tower Three Transaction, and the other acquisitions and dispositions made by the Company during 2017. The increase in office and miscellaneous expenses, advertising and promotional expenses and travel expenses in 2017 compared to 2016 was primarily the result of the commencement of operational activities in Colombia and Argentina in 2017. Specifically, the further development of our cellular tower business after the Tower Three Transaction increased: (i) office related costs mostly due to the hiring of new employees and the acquisition of additional offices to accommodate the growth of our operations in Colombia and Argentina, (ii) marketing and promotional efforts in Latin America, the United States and Canada to promote our business and create increased awareness of our Company in these markets, and (iii) travel to Colombia and Argentina to scope out optimal locations for cellular towers. The Company also incurred $380,864 in interest and bank charges in 2017, mostly due to interest fees for the previous and existing loans, bank fees and transfer charges in Colombia and Argentina.

Interest Income

Interest income consists of interest earned on the Company’s cash and cash equivalents. The Company has no interest income for the period ended December 31, 2018 and years ended December 31, 2017 and 2016.

Impact of Inflation

In May 2018, the Argentinean Peso underwent a severe devaluation resulting in Argentina’s three-year cumulative inflation exceeding 100% in 2018, and consequently for the year ended December 31, 2018, the Company determined that Argentina was in a state of hyperinflation. The Company’s subsidiary, Evotech, operates in Argentina and the functional currency of Evotech is the Argentinian Peso.

Although we do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years, the hyperinflationary situation in Argentina helped contribute to a foreign exchange translation loss of 480,132 in 2018 and further increases in inflation in Argentina or the other markets in which we operate could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Foreign Currency Fluctuations

The Company generates revenues and incurs expenses and capital expenditures primarily in Colombia, Argentina and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada and the United States. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, the Mexico Peso or the Argentina Peso could have an effect on the Company's results of operations, financial position and/or cash flows.

The Company recorded $480,132 in losses related to foreign exchange translation adjustments in 2018 compared to a loss of $18,120 in 2017 and a loss of $9,179 in 2016. The increased foreign exchange translation loss in 2018 was primarily the result of the hyperinflationary situation in Argentina. The Company’s functional currency is the Canadian dollar, while Tower Three conducts business in Colombia with the Colombian Peso and Evotech conducts business in Argentina with the Argentinian Peso and Comercializadora Mexmaken conducts business in Mexico with the Mexican Peso. At December 31, 2018, Tower Three, had cash of $14,752, amount receivable of $37,017 and accounts payable of $236,385, all of which were originally denominated in Colombia Peso. Evotech had cash of $38,481, accounts receivable of $36,143 and accounts payable of $1,330,347, all of which were originally denominated in Argentina Pesos. Comercializadora Mexmaken had cash of $73,962, accounts receivable of $275,429 and accounts payable of $944,405, all of which were originally denominated in Mexican Pesos. Despite the increase in foreign exchange translation losses in 2018, foreign currency fluctuations have not previously had a material impact on the Company’s financial results. Consequently, the Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates and therefore does not hedge its exposure to currency fluctuations. It is the opinion of management that the foreign exchange risk to which the Company is exposed is currently not material. However, the Company anticipates that the fluctuations of the Colombian Mexican and Argentinian Pesos may impact the Company’s financial results moving forward. The Company intends to monitor such potential impact and will possibly develop a hedging policy if such fluctuations become material.

Critical Accounting Estimates

The Company’s accounting policies are presented in Note 7 of the audited financial statements for the years ended December 31, 2018 and 2017. The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. These include:

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

Regulation

Colombia

Our tower leasing business in Colombia is subject to Colombian national, state and local regulatory requirements with respect to the construction, registration, marking and maintenance of our towers. Colombia is divided into 32 departments and one capital district, which is treated as a department (Bogotá also serves as the capital of the department of Cundinamarca). Departments are subdivided into municipalities, each of which is assigned a municipal seat, and municipalities are in turn subdivided into corregimientos in rural areas and into comunas in urban areas. Each department has a local government with a governor and assembly directly elected to four-year terms, and each municipality is headed by a mayor and council. There is a popularly elected local administrative board in each of the corregimientos or comunas. In addition to the capital four other cities have been designated districts (in effect special municipalities), on the basis of special distinguishing features. These are Barranquilla, Cartagena, Santa Marta and Buenaventura. Some departments have local administrative subdivisions, where towns have a large concentration of population and municipalities are near each other (for example in Antioquia and Cundinamarca). Where departments have a low population (for example Amazonas, Vaupés and Vichada), special administrative divisions are employed, such as “department corregimientos”, which are a hybrid of a municipality and a corregimiento. The majority of existing infrastructure in remote areas, including buildings, open spaces such as parks and squares, legacy fixed-line telecoms infrastructure and public utilities, is owned by governments and public institutions.

For infrastructure deployment and antenna siting, mobile operators and tower companies need to obtain local approvals from municipalities for each antenna or tower site. The absence of a clear national policy can lead to each municipality adopting its own policy and procedures that are sometimes in conflict with the technical requirements of deploying mobile networks.

Argentina

Following the election of President Mauricio Macri in 2015, the Argentine government issued a Decree of Necessity and Urgency (Decreto de Necesidad y Urgencia) to create a new communications ministry and regulator to oversee the telecommunications and media sectors. The National Communications Agency (Ente Nacional de Comunicaciones, or “Enacom”) is now the main telecommunications regulatory authority in Argentina and became operational in 2016. The Company’s operations in Argentina are regulated by Enacom, which in early 2018, established new testing standards for cellular towers in Argentina. In accordance with this new Enacom policy, all now must be tested in Argentina under these new Enacom standards in order to obtain a certificate of homologation.

All telecommunications providers in Argentina must contribute approximately 1.0% of their monthly revenues to finance the provision of telecommunications services in underserved areas and to underserved persons. All providers must also meet certain quality-of-service requirements.

Mexico

On 11 June 2013, through a constitutional reform, a new telecommunication and broadcasting legal framework was put in place in Mexico. This reform created the Federal Telecommunications Institute (the “Insititute”) as an autonomous public agency, independent in its decisions and function, with its own legal status and resources, for the purpose of regulating and promoting competition and efficient development of the telecommunications and broadcasting sectors in Mexico. The Institute is responsible for the regulation, promotion and supervision of the use, enjoyment and exploitation of the radio spectrum, orbital resources, satellite services, public telecommunication networks, and broadcasting and telecommunications services, and has the authority to regulate access to active and passive infrastructure, as well as to other essential resources related to such industries.

The Institute, which superseded the previous Mexican Federal Telecommunications Commission, is the authority in terms of antitrust matters in the Mexican broadcasting and telecommunications sectors, and it exercise the powers set forth in the Mexican Constitution, the Mexican Federal Telecommunications and Broadcasting Law and the Mexican Federal Competition Law.

The Mexican Secretariat of Communications and Transportation (SCT) awarded a tender for the national shared wholesale network known as “Red Compartida” in November 2016. Construction of the Red Compartida was mandated to address the objectives of providing near-universal broadband coverage and increasing access to services in regions neglected by commercial carriers. The Red Compartida was intended to be a wholesale-only carrier, deploying infrastructure throughout the country and selling wholesale services to retail commercial carriers and Mexican government agencies. Two consortia bid on the Red Compartida, and the project was awarded to Grupo Altan, which met its deadline of providing 30 percent coverage by March 2018. The rollout of the network will continue until 92 percent coverage is provided.

B. Liquidity and Capital Resources.

Overview

The Company is a development stage company and prior to the completion of the Tower Three Transaction in 2017 had no regular cash inflows. Selected financial data pertaining to liquidity and capital resources for the fiscal years ended December 31, 2018, 2017 and 2016 is presented below.

Comparison of Years Ended December 31, 2018, 2017 and 2016

			Change		Change
Period ended	2018	2017	between 2018	2016	between 2017
	$	$	and 2017	$	and 2016

Cash and Cash Equivalents	346,103	284,225	61,878	9,864	274,361
Current Assets	1,108,280	497,029	611,251	123,896	373,133
Current Liabilities	11,215,624	2,297,298	8,918,326	690,408	1,606,890
Working Capital	(10,107,344)	(1,800,269)	(8,370,075)	(566,652)	(1,233,617)
Accumulated deficit	(18,789,710)	(9,896,705)	(8,893,005)	(313,155)	(9,583,550)
Cash used in operations	(263,691)	(5,170,127)	4,906,436	(359,415)	(4,810,712)
Cash flows from financing Activities	8,743,766	7,415,085	1,328,681	613,987	6,801,098
Interest Income	Nil	Nil	Nil	Nil	Nil

As of December 31, 2017, the Company had cash and cash equivalents of $346,103 (compared with $284,225 for fiscal year 2017 and $9,864 for fiscal year 2016) and working capital of ($10,107,344) (compared with ($1,800,269) for fiscal year 2017 and ($566,652) for fiscal year 2016). Working capital is calculated as current assets less current liabilities.

Cash and cash equivalents increased by $61,878 in fiscal year 2018 compared to 2017 primarily due to cash received from the exercise of stock options and warrants combined with the issuance of the Initial Debentures, the Additional Debentures and the Bonds during 2018. Cash and cash equivalents increased by $274,361 in fiscal year 2017 compared to 2016 primarily due to cash received from share subscriptions and exercise of options and warrants during 2017.

In 2018, the Company received cash in the amount of $3,226,300 from exercising stock options and warrants, $1,376,914 in proceeds from the issuance of debentures, $888,996 in proceeds from the issuance of the Bonds, $1,324,601 in proceeds from new loans, and of $1,728,480 from the proceeds of promissory notes.

During the year ended December 31, 2018, the Company spent $8,418,197 primarily on building towers for continuing operations, compared to $1,970,597 in December 31, 2017.

Working Capital decreased by $8,307,075 in fiscal year 2018 compared to fiscal year 2017 primarily due to the issuance of the Initial Debentures, the Additional Debentures, the Bonds and promissory notes in 2018 combined with increased loan payables and increased accounts payable mostly in connection with tower construction and increased operational activities in 2018 compared to 2017. Working Capital decreased by $1,233,617 in fiscal year 2017 compared to fiscal year 2016 primarily due to increased loan payables to related parties and increased accounts payable mostly due to increased operating activities in 2017 compared to 2016.

Current liabilities increased by $8,918,326 for the fiscal year ended December 31, 2018 compared to the fiscal year ended December 31, 2017 primarily due to the issuance of the Initial Debentures, the Additional Debentures, and the Bonds during 2018 combined with the Company taking out new promissory notes and loans in 2018 while incurring increased unpaid payables mostly in connection with increased tower constructions and related operations in 2018 compared to the prior year. Current liabilities increased by $1,606,890 for the fiscal year ended December 31, 2017 compared to the fiscal year ended December 31, 2016 primarily due to loans to the Company in 2017 and increased unpaid payables.

Contributed Surplus

Contributed Surplus, which arises from the recognition of the estimated fair value of stock options and warrants, was $2,089,462 in 2018 compared to $1,344,884 for fiscal year 2017. The increase in contributed surplus in 2018 compared to 2017 was primarily due to the amount of stock options and warrants issued during 2018 more than offsetting the amount of stock options and warrants exercised during the year.

Share Capital

At December 31, 2018, the Company’s share capital was $16,876,382 comprising 93,389,446 issued and outstanding Common Shares (FYE 2017 - $10,635,886 comprising 70,125,698 issued and outstanding Common Shares).

Operating Activities

Cash utilized in operating activities during fiscal year 2018 was $263,691 (compared with $5,170,127 utilized for fiscal year 2017 and $359,415 utilized for fiscal year 2016).The decrease in cash utilized in operating activities during fiscal year 2018 as compared to fiscal year 2017 was primarily the result of reduced net loss and increased accounts payable and accrued liabilities. The increase in cash utilized in operations during 2017 as compared to 2016 was primarily due to an increase in professional fees mostly related to the Company’s completion of several significant transactions during that year, as well as cash used in connection with the Company’s ongoing operation functions such as wages and benefits, travel, advertising and promotion as well as interest expenses.

Investing Activities

Net cash used in investing activities was $8,418,197, $1,970,597, and $244,708, in fiscal year ended December 31, 2018, 2017 and 2016, respectively. Cash used in investing activities in 2018 primarily included cash used for the construction of cellular towers and the acquisition of related property and equipment.

Financing Activities

The Company’s cash inflows from financing activities was $8,743,766 in 2018 which was comprised of the proceeds received from the issuance of the Initial Debentures, the Additional Debentures, the Bonds and promissory notes as well as proceeds received from additional loans and from stock options and warrants exercised for cash. The Company’s cash inflows from financing activities was $7,415,085 in 2017 and comprised proceeds from subscriptions received in private placements during the year, as well as stock options and warrants exercised for cash. In addition, the Company received cash from the loan payables from related parties in 2017. Cash flows from financing activities in 2016 was $613,987 mostly consisting of cash received in connection with related party transactions during 2016.

Capital Expenditures

The Company incurred capital expenditures of $8,436,633, $2,887,196, and $244,708 in 2018, 2017 and 2016 respectively. The increase in capital expenditures in 2018 over prior years was primarily due to increased cellular tower construction in that year.

Borrowings

Convertible Debentures

As of December 31, 2018, there were $1,387,624 in convertible debentures outstanding with a maturity date of June 12, 2019, a conversion price of $0.10 per Common Share and an interest rate of 1% per month payable monthly.

Outstanding Loans

As of December 31, 2018, there were an aggregate of $1,106,222 in loans outstanding. The details of such loans are as follows:

			Amount
Balance, 2018	December 31, 2017	Currency	received	Repayments	Rate	Terms
CAD $	CAD $				%
354,434	-	USD	380,800	(121,000)	48%	Unsecured, due February 24, 2019
109,141	-	USD	80,000	-	24%	Unsecured, due March 6, 2019
68,213	-	USD	50,000	-	36%	Unsecured, due February 19, 2019
109,141	-	USD	80,000	-	0%	Unsecured, due on demand
147,135	-	Colombian Pesos	350,000,000	-	0%	Unsecured, due on demand
315,231	-	Argentinian Pesos	8,706,554	-	0%	Unsecured, due on demand
2,927	-	USD	2,142	-	0%	Unsecured, due on demand
1,106,222	-

During the year ended December 31, 2018 the Company incurred interest expense of $20,052 on the above loans.

Bonds

As of December 31, 2019, the Company has 9,663 bonds outstanding with an aggregate principal amount of $966,300. These bonds are secured against all present and after acquire personal property of the Company, incur interest at a rate of 10% paid monthly, and mature three years from the date of issuance. The company incurred an interest expense of $15,038 on the bonds payable during the year ended December 31, 2018.

Future Liquidity

As a result of the Tower three Transaction, the Company now expects to generate revenues from its operations, while also incurring additional costs in connection with its tower development business.

At December 31, 2018, the Company had an accumulated deficit of $18,789,710, which is funded primarily by the raising of equity funding and loans. Consequently, the Company’s ongoing operations are dependent on the Company’s ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. The Company may not be able to generate sufficient cash flows from its operations in the foreseeable future to support its working capital needs and may have to rely on funding through future equity issuances and short term borrowings to finance ongoing operations and the construction of cellular towers. Based upon the current level of our operations and our current expectations for future periods in light of the current economic environment, we believe that cash flow from our operations and available cash, will not be adequate to finance the capital requirements for our business during the next 12 months without additional funding through future equity issuances and short term borrowings, which will depend on market conditions. Additionally, in the future we may make acquisitions of businesses or assets or commitments to additional capital projects. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, additional capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets or the issuance of securities.

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

C. Research and development, patents and licenses, etc.

Research and development activities are not material to the Company’s business or operations and consequently, the Company had no research and development policies during of the last three years

D. Trend Information

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

F. Tabular Disclosure of Contractual Obligations

Less
		than 1	1 - 3	4 - 5	After 5
	Total	year	years	years	years
	$	$	$	$	$
Long-Term Debt Obligations	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Promissory note payable (1)	-	-	-	-	-
Loans payable (1)	-	-	-	-	-
Bonds payable	966,000	-	966,300	-	-
Total	966,300	-	966,300	-	-

(1) Does not include loans payable, interest payable, convertible debentures, loans from related parties and promissory notes described under “Liquidity Risk” beginning on page 48, which are all short-term obligations of the Company.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers:

Name and	Principal Occupation for Past Five	Date of	Common Shares	Percentage of
Position	Years	Appointment to	Held	Common
		Office		Shares
				Outstanding(1)
Alejandro Ochoa President, Chief Executive Officer & Director	Founder and CEO of Tower Three SAS; and consultant to Mackie Research Capital Corporation’s investment banking practice with a Latin American focus	January 12, 2017	12,000,000	12.86%
Santiago Rossi Chief Financial Officer	CFO at Emerging Markets Communications, now Global Eagle Entertainment (NASDAQ:ENT), from 2012 until the present and corporate controller from 2006 to 2012.	March 1, 2019	894,702	Nil
Luis Perra Chief Operating Officer	Partner and co-founder of QMC Colombia: Partner and co-founder of Ingeant SA.	August 15, 2017	Nil	Nil
Fabio Alexander Vasquez Director	Co-founder of Tower Three, and has been engaged in the Florida aviation business for over 25 years.	January 12, 2017	12,000,000	12.86%
Brian Gusko, Director, Chairman of the Board	Partner at Howe & Bay Financial Corporation; CFO of Vodis Pharmaceuticals; Director of Lomiko Metals; Director Arco Resources Corp.; Director Robix Alternative Fuels; Director Newnote Financial Corporation and Director of Cloud Nine Education Group.	August 25, 2015	2,469,339	2.64%

Name and	Principal Occupation for Past Five	Date of	Common Shares	Percentage of
Position	Years	Appointment to	Held	Common
		Office		Shares
Outstanding(1)
Robert Horsley Director	Director of Evolving Gold Corp (Since March 4, 2014) Owner of Marksman Geological Ltd Owner of Cervus Business Management Inc. Partner in Howe And Bay Financial Corp Former Chief Executive Officer of the Company.	February 1, 2016	2,760,707	2.96%

(1) As of October 14, 2019 we had 93,389,446 Common Shares outstanding

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

Alejandro Ochoa – President & Chief Executive Officer and Director (Age: 38)

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

Santiago Rossi (Age: 48)

Mr. Rossi is a financial and business development executive who has over 20 years of experience within global public telecom, technology, oil & gas and financial corporations.

Prior to joining the Company, Mr. Rossi worked as the Chief Financial Officer of Emerging Markets Communications, LLC, (now Global Eagle Entertainment) from March 2004 to April 2016 where he worked to build-out global satellite-based connectivity and media for global mobility markets, and participated in several negotiations for acquisitions and subsequent people, processes and systems integrations. He also led equity funding transactions with private equity and international finance institutions.

Mr. Rossi holds an undergraduate degree in Business Administration from Pontificia Universidad Católica Argentina with post graduate education in the fields of corporate finance, accounting, reporting and management.

Luis Parra (Age: 49)

Mr. Parra is an executive with more than 25 years of professional experience within oil & gas, constructions and telecommunications corporations.

Prior to joining the Company, Mr. Parra worked as Country Manager at the multinational QMC Telecom, before that he co-founded Ingeant S.A. a company dedicated to construction in different industries, mainly Oil & Gas and Telecommunications.

Mr. Parra holds a Civil Engineer degree from Universidad Nacional de Colombia with post graduate education in the fields of corporate finance, project management and project evaluation.

Fabio Alexander Vasquez, Director (Age: 52)

Mr. Vasquez, a co-founder of Tower Three and has been engaged in the Florida aviation business for over 25 years. He has been instrumental in the development and expansion of Miami Executive Aviation, a successful luxury charter aviation business which services Latin American clients. Mr. Vasquez is a citizen of Colombia who has decades of experience working in Colombia.

Robert Horsley, Director (Age: 37)

Mr. Robert “Nick” Horsley has over 10 years of public markets experience focused in finance, investor relations, marketing management and merger & acquisitions. Mr. Horsley has served as a director and a consultant to several public and private companies and has worked in a variety of industries including consumer goods, energy, mining, oil & gas, nutraceuticals & pharmaceuticals, and technology. He is also a director of Evolving Gold Corp. (since March 15, 2015) and is the chief executive officer of Fortify Resources Inc. (since November 15, 2015), each a CSE listed company.

Brian Gusko, Director (Age: 52)

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

Compensation of Directors and Executive Officers

In 2018, we paid aggregate cash compensation of approximately $379,243 to our directors and executive officers as a group, which consisted of the following consulting fees paid to each of our Chief Executive Officer, our former Chief Financial Officer and our Chief Operating Officer:

	2018	2017
	$	$
Alejandro Ochoa, Chief Executive Officer	165,605	151,200
Abbey Abdiye, former Chief Financial Officer	99,092	120,055
Luis Parra, Chief Operating Officer	114,546	-
Total compensation	379,243	271,255

The Company also granted stock options and recorded a total of $1,913,692 in stock based compensation stock options to our directors and executive officers during the year ended December 31, 2018.

We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

We provide directors and officer’s liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage is scheduled to expired on January 24, 2020, and we renewed the insurance upon its expiration

Stock Option Plan

2016 Stock Option Plan

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

Equity Compensation Plan Information as of December 31, 2018

Plan Category	Column (a)	Column (b)	Column (c)
	Number of securities to	Weighted-average	Number of securities remaining
	be issued upon exercise	exercise price of	available for future issuance
	of outstanding options	outstanding options	under equity compensation plans
Equity compensation plans approved by security holders	325,000	$0.45	9,013,944
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	325,000	$0.45	9,013,944

The Company does not have any equity compensation plans that were not approved by shareholders.

2018 Stock Option Plan

During the 2018 Annual General Meeting of the Company’s shareholders held on February 5, 2019, the Company’s shareholders ratified and renewed the Option Plan pursuant to the rules of the CSE (the “2018 Option Plan”). Under the 2018 Option Plan, the total number of Common Shares that may be reserved for issuance will be 10% of the issued and outstanding Common Shares at the time of grant, less any common shares reserved for issuance pursuant to the grant of stock options under any other share compensation arrangements. Additionally, the 2018 Option Plan provides for the following:

  The options granted under the 2018 Stock Option Plan are non-assignable and non-transferable (except that the optionee’s heirs or administrators can exercise any portion of the outstanding option, up to 180 days from the optionee’s death);

  that the 2018 Option Plan, together with all other previously established or proposed share compensation arrangements may not, during any 12 month period, result in:

    the number of options granted to any one person exceeding 5% of the issued shares of the Company; or

    the number of options granted to any one consultant exceeding 2% of the issued shares of the Company.

  The exercise price of an option may not be set at less than the greater of the closing market price of the Common Shares on (a) the trading day immediately prior to the date of grant of the options; and (b) the date of grant of the options as permitted by the rules of the Canadian Securities Exchange;

  The options may be exercisable for a period of up to 5 years (subject to extension where the expiry date falls within a “blackout period”); and

  Any options granted to any optionee who is a director, employee, consultant or management company employee must expire within 90 days following the date the optionee ceases to be in that role.

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

Compensation Committee

The Company current does not have a compensation committee as the Board performs the functions that a compensation committee would normally perform.

D. Employees

As of December 31, 2018, the Company employed 28 individuals in the following countries:

Country	Employee Head Count
Colombia	5
Argentina	15
Mexico	5
USA	3

The Company outsources site acquisition, tower manufacturing and civil works to third parties. As of December 31, 2018, the Company had 31 third parties outsourced in each of the above categories as follows:

Outsourced Services	Site Acquisition	Tower Manufacture	Civil Works
Colombia	2	3	3
Argentina	4	4	7
Mexico	2	3	3

E. Share Ownership.

The following table sets forth, as of October 14, 2019: (a) the names of each beneficial owner of more than five percent (5%) of our Common Shares known to us, the number of shares of common stock beneficially owned by each such person, and (b) the names of each director and officer, the number of shares our common stock beneficially owned, and the percentage of our common stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated. Individual beneficial ownership also includes shares of common stock that a person has the right to acquire within 60 days from October 14, 2019. Unless otherwise indicated, the address of the person’s below is the Company’s address at 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada.

Name and Municipality of Residence and	Common Shares	Percentage of Common	Percentage of
Position	Held	Shares Outstanding(1)	Votes Held
Alejandro Ochoa President, Chief Executive Officer& Director	12,000,000	12.86%	12.86%
Santiago Rossi, Chief Financial Officer	894,702	0.96%	0.96%
Luis Parra, Chief Operating Officer	Nil	Nil	Nil
Fabio Alexander Vasquez Director	12,000,000	12.86%	12.86%
Brian Gusko, Director	2,469,339	2.64%	2.64%
Robert Horsley Director	2,760,707	2.96%	2.96%
Directors and Officers as a Group	29,230,046	31.32%	34.05%

(1) Based on 93,389,446 Common Shares outstanding on October 14, 2019.

Item 7. Major Shareholders and Related Party Transactions

A . Major Shareholders.

Please refer to Item 6.E, “Share Ownership”.

B. Related Party Transactions.

The following section outlines the material transactions or loans between our Company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel of our Company, including directors and senior management of our company and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence

Loans payable to related parties include loans and advances received from related individuals and companies. As at December 31, 2018 and December 31, 2017, the Company has the following loan balances with related parties:

Balance,	December 31,		Amount
2018	2017		received
		Currency		Repayments	Rate	Terms
CAD $	CAD $				%
1,296,331	1,191,775	USD	950,000 (i)	-	24%	Unsecured, due on demand
255,700	-	USD	599,928	(412,500)	0%	Unsecured, due on demand
34	-	USD	55,000 (ii)	-	24%	Unsecured, due on demand
13,643	-	USD	10,000	-	24%	Unsecured, due January 30, 2019
68,213	-	USD	50,000	-	24%	Unsecured, due February 14, 2019
68,213	-	USD	50,000	-	24%	Unsecured, due February 25, 2019
207,803	-	Colombian Pesos	494,316,334	-	0%	Unsecured, due on demand

124,844	-	Argentinian Pesos	3,448,132	-	0%	Unsecured, due on demand
-	148,875	-	-	-	-	Accrued interest and other
2,109,780	1,340,650

(i) In connection with these loans, the Company incurred monthly penalty fees of 10% until June 30, 2018 once the loans reached their initial maturity dates. During the year ended December 31, 2018, the Company finance expenses of $528,132 (USD $407,500) (2017 -$Nil; 2016 - $Nil) in connection with these monthly penalties. During the year ended December 31, 2017, the Company issued 750,000 stock options in connection with these loans (see Note 15e).

(ii) In connection with this loan, the Company issued 250,000 incentive share purchase warrants exercisable at $0.15 per common share for a period of two years from the date of grant.

During the year ended December 31, 2018, the Company has incurred interest expense of $311,102 (USD $240,043) (2017 - $114,719; 2016 - $Nil) in connection with the related party loans noted above. As at December 31, 2018, $830,264 of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

As at December 31, 2018, the Company has advanced $224,976 (2017 - $Nil) to related parties in connection with costs to be incurred on behalf of the Company. This amount is included within other receivables on the consolidated statement of financial position. The amounts advanced are unsecured, non-interest bearing and due on demand.

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

B. Significant Changes

On March 1, 2019, the Company entered into a share purchase agreement with the remaining shareholders of TCTS to acquire the remaining 30% ownership interest. In order to obtain the remaining 30% interest in TCTS, the Company committed has committed to cash payments totaling USD$80,000.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s Common Shares are listed for trading on the CSE under the symbol of “TO” the Frankfort Stock Exchange under the symbol “1PSN” and are quoted on the OTC Pink Sheets under the symbol “TOWTF”. On May 6, 2019, the British Columbia Securities Commission issued a cease trade order against the Company because of the Company's failure to file its annual financial statements for the financial year ended December 31, 2018, together with the related MD&A and officer certifications by April 30, 2019. As a result, the Company's securities were halted from trading on the CSE until May 15, 2019, when the cease trade order was revoked due to the fact the Company had made the required filings on May 13, 2019.

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s Common Shares are currently traded on the CSE under the symbol “TO”, the Frankfort Stock Exchange under the symbol “1PSN” and are quoted on the OTC Pink Sheets under the symbol “TOWTF”. On May 7 2019, the British Columbia Securities Commission issued a cease trade order against the Company because of the Company's failure to file its annual financial statements for the financial year ended December 31, 2018, together with the related MD&A and officer certifications by April 30, 2019. As a result, the Company's securities were halted from trading on the CSE until May 15, 2019, when the cease trade order was revoked due to the fact the Company had made the required filings on May 13, 2019.

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

(b)

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evotech to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina.

(c)

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

(d)

On October 10, 2017, the Company entered into a loan agreement in the amount of $250,900 (USD$200,000) with the parent of the Company’s Chief Executive Officer. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the lender. During the year ended December 31, 2017, the Company incurred $45,368 interest expense on this loan payable.

(e)

On October 12, 2017, the Company entered into a loan agreement in the amount of $188,175 (USD$150,000) with a company controlled by a director of the Company. The loan was drawn down October 26, 2017. The loan is unsecured, bears interest at 24% per annum and is repayable in 120 days. During the year ended December 31, 2017, the Company incurred $9,898 interest expense on this loan payable. In addition, the Company also granted 150,000 stock options to the lender.

(f)

On October 18, 2017, the Company entered into an escrow agreement with the shareholders of TCTS to acquire a 70% ownership interest in TCTS. To obtain the 70% ownership interest, the Company committed to operate the business, manage its financial affairs. No cash or equity consideration was provided for this acquisition.

(g)

On April 3, 2018, the Company entered into an acquisition agreement with Comercializadora Mexmaken S.A. de C.V., a Mexican-based private tower company. In consideration for the acquisition which was completed on May 18, 2018, the Company issued 7,500,000 Common Shares at $0.185 per share for an aggregate value of $1,387,500. Following completion of the acquisition, the Company now owns 90% of the issued and outstanding share capital of Comercializadora Mexmaken S.A. de C.V., which has become a subsidiary of the Company.

(h)	On January 31, 2019, the Company entered into a development agreement to develop tower sites in Colombia to be sold to a third party.

(i)	On February 13, 2019, the Company entered into a development agreement to develop tower sites in Mexico to be sold to a third party.

D. Exchange Controls

There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our Common Shares.

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

United States Federal Income Tax Information for United States Holders.

The following is a general discussion of material U.S. federal income tax consequences of the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations (whether final, temporary or proposed) promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion only addresses the tax consequences for U.S. Holders that hold their Common Shares as a “capital asset” within the meaning of Code Section 1221 (generally, property held for investment purposes) and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

  tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts;

  persons subject to the alternative minimum tax;

  banks, other financial institutions or regulated investment companies;

  insurance companies;

  dealers in securities or currencies or traders that elect to apply a mark-to-market accounting method;

  persons who hold their Common Shares as a hedge or as part of a straddle, constructive sale, conversion transaction, or other risk management transaction;

  persons that have a “functional currency” other than the U.S. dollar;

  persons subject to Code Section 451(b);

  persons who acquired their Common Shares through the exercise of employee stock options or otherwise as compensation;

  persons who are U.S. expatriates or former long-term residents of the United States;

  persons that own (directly, indirectly or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; or

  corporations that accumulate earnings to avoid U.S. federal income tax.

If an entity that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or other “pass-through” entity) and the partners of such partnership (or owners of such other “pass-through” entity) generally will depend on the activities of the partnership (or other “pass-through” entity) and the status of such partners (or owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or owner). Partners of entities that are classified as partnerships (or owners of other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal tax consequences of the ownership and disposition of Common Shares.

This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. Medicare contribution, or non-U.S. tax consequences to U.S. Holders of the ownership and disposition of Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, U.S. Medicare contribution, and non-U.S. tax consequences of the ownership and disposition of Common Shares.

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is:

  an individual citizen or resident of the United States;

  a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

TAX MATTERS ARE VERY COMPLICATED AND THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF COMMON SHARES WILL DEPEND UPON THE U.S. HOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES THAT MAY APPLY TO A U.S. HOLDER AS A RESULT OF OWNING OR DISPOSING OF COMMON SHARES. ACCORDINGLY, THIS SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, LEGAL OR U.S. FEDERAL INCOME TAX ADVICE WITH RESPECT TO ANY PARTICULAR U.S. HOLDER. EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, U.S. STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES.

Ownership of Common Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to Common Shares generally will be included in the U.S. Holder’s gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent attributable to our current and accumulated “earnings and profits” (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because distributions exceed our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the U.S. Holder’s Common Shares and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the distribution will be treated as gain from the sale or exchange of the U.S. Holder’s Common Shares (See more detailed discussion under the heading “Sale of Common Shares,” below). We may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to Common Shares will constitute a dividend.

Dividends received by a non-corporate U.S. Holder from a “qualified foreign corporation” (as defined below) are taxed at the same preferential rates that apply to long-term capital gains if the shares with respect to which the dividends are paid have been held for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date.” A foreign corporation is a “qualified foreign corporation” if it is eligible for the benefits of a comprehensive income tax treaty with the United States (the income tax treaty between Canada and the United States is such a treaty) or the shares with respect to which such dividend is paid are readily tradable on an established securities market in the United States. Notwithstanding satisfaction of one or both of these conditions, a foreign corporation is not a qualified foreign corporation if it is a PFIC for the taxable year of the corporation in which the dividend is paid or the preceding taxable year. (Whether a foreign corporation is a PFIC is discussed below under the heading “Passive Foreign Investment Companies”).

If we are not a qualified foreign corporation, subject to the PFIC rules discussed below, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

If we make a distribution in Canadian dollars, the U.S. dollar value of such distribution based on the exchange rate on the date of receipt is generally used to determine the amount of the distribution received by a U.S. Holder. A U.S. Holder who continues to hold such Canadian dollars after the date on which they are received may recognize gain or loss upon their disposition due to exchange rate fluctuations. Generally such gains and losses will be ordinary income or loss from U.S. sources.

Corporate U.S. Holders generally will not be eligible for the “dividends received deduction” with respect to dividends they receive from us.

Sale of Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss upon the sale or other taxable disposition of Common Shares equal to the difference, if any, between: (a) the amount of cash plus the fair market value of any property received and (b) the U.S. Holder’s adjusted tax basis in such Common Shares. This gain or loss will be long-term capital gain or loss if the U.S. Holder held such Common Shares for more than one year at the time of sale or other taxable disposition. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.

Generally, the long-term capital gains of a non-corporate U.S. Holder are subject to taxation at preferential tax rates. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. The deductibility of capital losses is subject to significant limitations under the Code.

The amount realized on a sale or other taxable disposition of Common Shares for an amount in foreign currency will generally be the U.S. dollar value of this amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date.

Foreign Tax Credit

Subject to a number of limitations, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Common Shares or gain from the sale or other taxable disposition of Common Shares may generally elect to claim a credit or a deduction for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.”

The rules relating to the determination of the foreign tax credit are very complex. U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to claim a foreign tax credit.

Passive Foreign Investment Companies

If the Company is or becomes a PFIC, or a U.S. Holder held Common Shares while the Company was a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Common Shares.

We will be a PFIC if, in any taxable year either: (a) 75% or more of our gross income consists of passive income (“income test”); or (b) on average for such taxable year, 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income (“asset test”). Subject to certain limited exceptions, if we meet the income test or the asset test for a particular taxable year, the Common Shares held by a U.S. Holder in that year will be treated as shares of a PFIC for that year and all subsequent years in the U.S. Holder’s holding period, even if we fail to meet either test in a subsequent year.

For purposes of the income test and asset test, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (“subsidiary PFIC”), a disposition of the shares of the subsidiary PFIC by the Company or a distribution received by the Company from the subsidiary PFIC generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the excess distribution regime discussed below. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Common Shares are made. To the extent that gain recognized on the actual disposition by a U.S. Holder of Common Shares or income recognized by a U.S. Holder on an actual distribution received on Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax again.

If the Company is currently a PFIC, or a U.S. Holder held Common Shares while the Company was a PFIC in prior years, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and any subsidiary PFIC as a “qualified electing fund” or “QEF” under Code Section 1295 (a “QEF Election”) or a mark-to-market election for the Company under Code Section 1296 (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election is referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder would be subject to tax under the excess distribution regime. Under the excess distribution regime, federal income tax on a U.S. Holder’s gain from the sale or other taxable disposition of Common Shares would be calculated by allocating the gain ratably to each day the U.S. Holder held its Common Shares. Gain allocated to years preceding the first year in which we were a PFIC in the U.S. Holder’s holding period, if any, and gain allocated to the year of disposition would be treated as gain arising in the year of disposition and taxed as ordinary income. The amount of any gain allocated to other years generally would be subject to U.S. federal income tax in the current year at the highest tax rate applicable to ordinary income in each such prior year, and a Non-Electing U.S. Holder would be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. A distribution that exceeds 125% of the average distributions received on Common Shares by a U.S. Holder during the three preceding taxable years (or, if shorter, the portion of the U.S. Holder’s holding period before the taxable year) (referred to as an “excess distribution”) would be taxed in a similar manner.

A U.S. Holder may avoid taxation under the excess distribution regime by making a QEF Election. If a QEF Election is made, for each year that we met the income test or asset test, an electing U.S. Holder would be required to include in gross income its pro rata share of our net ordinary earnings and net capital gains, if any. The U.S. Holder’s adjusted tax basis in its Common Shares would be increased by the amount of such income inclusions. An actual distribution to the U.S. Holder out of such income generally would not be treated as a dividend for U.S. tax purposes and would decrease the U.S. Holder’s adjusted tax basis in its Common Shares. Gain realized from the sale of Common Shares subject to a QEF election would generally be taxed as a capital gain. U.S. Holders will be eligible to make QEF elections only if we agree to provide to the U.S. Holders the information they need to comply with the QEF rules. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for the Company and any subsidiary PFIC.

A U.S. Holder may also avoid taxation under the excess distribution regime by timely making a Mark-to-Market Election. A U.S. Holder may make a Mark-to-Market Election only if Common Shares are “marketable stock” (as defined in Code Section 1296(e)). An electing U.S. Holder would include in gross income, as ordinary income, for each taxable year in which the Company met the income test or asset test, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year. Gain from the sale or other taxable disposition of Common Shares covered by a Mark-to-Market Election generally is treated as ordinary income from U.S. sources while a loss is generally treated as an ordinary loss from U.S. sources but only to the extent of prior income inclusions. Losses in excess of such prior income inclusions are treated as capital losses from U.S. sources. Capital losses are subject to significant limitations under the Code. A Mark-to-Market Election may not be made with respect to the stock of any subsidiary PFIC because such stock is not “marketable stock.” Hence, a Mark-to-Market Election will not be effective to eliminate the application of the excess distribution regime, described above, with respect to deemed dispositions of subsidiary PFIC stock or excess distributions with respect to a subsidiary PFIC. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to Common Shares.

The Company does not believe that it has been a PFIC, and, based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending December 31, 2019. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2019 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

If the Company meets the income test or asset test for any taxable year during which a U.S. Holder owns Common Shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that taxable year and for all subsequent taxable years, regardless of whether the Company meets the income test or asset test for such subsequent taxable years, unless the U.S. Holder elects to recognize any unrealized gain in the Common Shares or makes a timely and effective QEF Election or Mark-to-Market Election.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership and disposition of Common Shares.

Information Reporting and Backup Withholding

United States information reporting and backup withholding, currently at the rate of 24%, may apply to distributions received with respect to, or the payment of proceeds from the sale or other taxable disposition of, Common Shares, unless the U.S. Holder: (a) is an exempt recipient (including a corporation), (b) complies with certain requirements, including applicable certification requirements, or (c) is described in certain other categories of exempt persons. Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules may be credited against any U.S. federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund if required information is furnished to the IRS in a timely manner.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

You may read and copy any reports or other information that we file through the Electronic Data Gathering, Analysis and Retrieval system through the SEC’s website on the Internet at http://www.sec.gov.

I. Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Inflation-related risks

In May 2018, the Argentinean Peso underwent a severe devaluation resulting in Argentina’s three-year cumulative inflation exceeding 100% in 2018, and consequently for the year ended December 31, 2018, the Company determined that Argentina was in a state of hyperinflation. The Company’s subsidiary, Evotech, operates in Argentina and the functional currency of Evotech is the Argentinian Peso.

Although we do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years, the hyperinflationary situation in Argentina helped contribute to a foreign exchange translation loss of 480,132 in 2018 and further increases in inflation in Argentina or the other markets in which we operate could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Financial Instruments and Risk

Fair values

The Company’s financial instruments include cash, amounts receivable, bank indebtedness, accounts payable, due to related parties and loans payable. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

The following table summarizes the carrying values of the Company’s financial instruments:

	2018	2017
	$	$
Financial assets at fair value through profit or loss (i)	1,092,245	389,801
Amortized cost (ii)	12,081,561	2,297,298

(i)	Cash, accounts receivable and other receivables and bonds payable.
(ii)	Bank indebtedness, accounts payable, interest payable, deferred revenue, convertible debt, promissory notes payable, loans payable and loans due to related parties.

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

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company’s ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand. As at December 31, 2018, the Company is not subject to significant liquidity risk.

The following table summarizes the maturities of the Company’s financial liabilities as of December 31, 2018 based on undiscounted cash flows:

			Less
	Carrying	Contractual	than 1	1 - 3	4 - 5	After 5
	amount	cash flows	year	years	years	years
	$	$	$	$	$	$
Bank indebtedness	39,464	39,464	-	-	-	-
Accounts payable	3,705,748	3,705,748	-	-	-	-
Interest payable	903,086	903,086	-	-	-	-
Convertible debentures	1,387,624	1,500,000	-	-	-	-
Promissory note payable	1,780,822	1,780,822	-	-	-	-
Loans payable	1,106,222	1,106,222	-	-	-	-
Loans from related parties	2,109,780	2,109,780	-	-	-	-
Bonds payable	865,937	-	-	966,300	-	-
Total	11,898,683	11,145,122	-	966,300	-	-

The Company has a working capital deficiency as of December 31, 2018 of $10,107,307

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures in Canada, Colombia, Mexico, Argentina and the United States and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Mexico Peso, Argentina Peso or U.S. dollars could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At December 31, 2018, the Company had the following financial instruments denominated in foreign currencies:

	Argentinian	Colombian	Mexican	United States	Total
	Pesos	Pesos	Pesos	Dollars
	$	$	$	$	$
Cash and cash equivalents	38,481	14,752	73,962	221	127,415
Accounts receivable	36,143	37,017	275,429	45,500	394,089
Other receivable	67,142	-	-	-	67,142
Bank indebtedness	-	-	-	(39,464)	(39,464)
Accounts payable	1,330,347	236,385	944,405	(230,911)	2,280,225
Interest payable	-	-	-	(865,044)	(865,044)
Promissory note payable				(1,780,822)
Loans payable	(315,232)	(147,135)	-	(643,855)	(1,106,222)

Loans from related parties	(124,844)	(207,803)	-	(1,777,133)	(2,109,780)
Total	1,032,037	(66,784)	1,293,796	(5,291,508)	(1,251,639)

Interest Rate Risk

Risk Interest rate risk is the risk that future cash flows of the Company’s assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rates ranging from 24% to 48%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

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

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment and the criteria discussed above, management believes that, as of December 31, 2018, the Company maintained effective internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table presents fees for professional audit services for the audit of the Company’s annual financial statements by Manning Elliott LLP for fiscal year 2018 and 2017 and fees billed for other services rendered during 2018 and 2017.

	Fiscal 2018	Fiscal 2017
Type of Service/Fee
Audit Fees (1)	$178,500	$85,000
Audit Related Fees (2)	$-	$-
Tax Fees (3)	$-	$-
All Other Fees	$-	$-

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

Item 18. Financial Statements

The Company’s audited financial statements for fiscal year ended December 31, 2018 as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. All of the financial information is presented herein in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19. Exhibits

Exhibit Description of Exhibit Number

Exhibit Number	Description of Exhibit
1.1	Articles of the Company.*
1.2	Notice of Articles dated September 12, 2005 of the Company.*
1.3	Certificate of Change of Name dated December 28, 2016.*
4.1	Stock Option Plan.*
4.2	Asset Purchase Agreement between Forge Therapeutics Inc. and the Company, dated July 23, 2015.*
4.3	The Arrangement Agreement between the Company and Cabbay Holdings Corp. dated April 18, 2016 and amended on April 21, 2016.*
4.4	Share Exchange Agreement dated October 19, 2016, between the Company, Tower Three SAS, and the shareholders of Tower Three SAS.*
4.5	Loan Agreement dated March 3, 2017.*
4.6	Share Purchase Offer Agreement dated March 30, 2017, between Tower One Wireless Corp. and Evolution Technology SA.*
4.7	Loan Agreement dated September 28, 2017.*
4.8	Loan Agreement dated October 10, 2017.*
4.9	Loan Agreement dated October 12, 2017.*
4.10	Escrow Agreement dated October 18, 2017 between Tower One Wireless Corp. and certain shareholders of Tower Construction & Technical Services, Inc.*
4.11	Acquisition Agreement dated April 3, 2018*
4.12	Development Agreement dated January 31, 2019.
4.13	Development Agreement dated February 13, 2019.
8.1	List of significant subsidiaries of the Company as of October 15, 2019.
11.1	Code of Business Conduct and Ethics.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.2	Audit Committee Charter*

*Filed with previous Form 20-Fs

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TOWER ONE WIRELESS CORP.

Date: October 15, 2019	By: /s/ Alejandro Ochoa
Name: Alejandro Ochoa
Title: Chief Executive Officer

By: /s/ Santiago Rossi
Name: Santiago Rossi
Title: Chief Financial Officer

TOWER ONE WIRELESS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars)

The accompanying notes are an integral part of these consolidated financial statements.	F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Tower One Wireless Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Tower One Wireless Corp. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2018, 2017 and 2016, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “ consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017 and its financial performance and its cash flows for the years ended December 31, 2018, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

May 13, 2019

We have served as the Company’s auditor since 20 16.

The accompanying notes are an integral part of these consolidated financial statements.	F-2

TOWER ONE WIRELESS CORP.
Consolidated Statements of Financial Position
As at December 31, 2018 and 2017
(Expressed in Canadian Dollars)

	Note	2018	2017
		$	$
ASSETS
Current Assets
Cash and cash equivalents		346,103	284,225
Amounts receivable		454,024	90,940
Prepaid expenses and deposits		308,153	121,864
		1,108,280	497,029
Other receivables	14	292,118	14,436
Intangible assets	8	1,843,589	1,922,883
Property and equipment	9	8,221,477	2,866,696
Assets held for sale	10	1,116,376	-
Total Assets		12,581,840	5,301,044
LIABILITIES AND SHARHEOLDERS' EQUITY
Current Liabilities
Bank indebtedness		39,464	48,096
Accounts payable and accrued liabilities		3,705,748	904,342
Interest payable		903,086	-
Deferred revenue		182,878	4,210
Convertible debentures	11	1,387,624	-
Promissory note payable	10	1,780,822	-
Loans payable	12	1,106,222	-
Loans from related parties	14	2,109,780	1,340,650
		11,215,624	2,297,298
Bonds payable	13	865,937	-
Deferred income tax liability	21	322,289	588,824
Total Liabilities		12,403,850	2,886,122
Shareholders’ Equity
Share capital	15	16,876,382	10,635,886
Share subscriptions		(30,000)	170,000
Contributed surplus		2,089,462	1,344,884
Non-controlling interest		386,083	188,156
Deficit		(18,789,710)	(9,896,705)
Accumulated other comprehensive loss		(354,227)	(27,299)
Total Shareholders’ Equity		177,990	2,414,922
Total Equity and Liabilities		12,581,840	5,301,044

Nature of operations and going concern (Note 1)
Commitments (Note 20)
Subsequent event (Note 22)

Approved on behalf of the Board of Directors:

“Alejandro Ochoa”	“Brian Gusko”

The accompanying notes are an integral part of these consolidated financial statements.	F-3

TOWER ONE WIRELESS CORP.
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

	Note	2018	2017	2016
		$	$	$
Revenues		1,556,742	200,498	19,403

Expenses
Advertising and promotion		1,403,270	1,199,150	-
Amortization		436,902	94,468	3,440
Interest, financing charges and accretion		1,080,743	380,864	4,491
Maintenance and operations		1,517,698	301,915	9,171
Office and miscellaneous		675,553	128,184	60,113
Professional fees and consulting		1,834,575	1,710,312	204,561
Share-based compensation	15(d)	1,913,692	3,693,799	-
Transfer agent and filing fees		44,983	-	-
Travel		201,888	333,366	29,631
		9,109,304	7,842,058	311,407

Loss before other items		(7,552,562)	(7,641,560)	(292,004)

Other items
Listing expense	3	-	(1,144,167)	-
Impairment	6	(2,132,942)	(461,360)	-
Impairment of advances and loans receivable		(225,732)	(286,289)	-
Write-off of VAT receivable		(13,859)	(435,301)	-
Gain on net monetary position		924,340	-	-
		(1,448,193)	(2,327,117)	-
Net loss before income taxes		(9,000,755)	(9,968,677)	(292,004)

Deferred income tax recovery		313,048	105,000
Net loss		(8,687,707)	(9,863,677)	(292,004)

Other comprehensive income (loss):
Item that will not be reclassified to profit or loss
Foreign exchange translation adjustment		(480,132)	(18,120)	(9,179)
Comprehensive loss		(9,167,839)	(9,881,797)	(301,183)
Net income (loss) attributable to:
Shareholders of the Company		(8,893,005)	(9,583,550)	(292,004)
Non-controlling interest		205,298	(280,127)	-
Net loss		(8,687,707)	(9,863,677)	(292,004)
Other comprehensive loss attributable to:
Shareholders of the Company		(326,928)	(11,592)	(9,179)
Non-controlling interest		(153,204)	(6,528)	-
Other comprehensive loss		(480,132)	(18,120)	(9,179)
Loss per common share - basic and diluted		(0.10)	(0.16)	(29.20)
Weighted average common shares outstanding		88,307,259	58,115,156	10,000

The accompanying notes are an integral part of these consolidated financial statements.	F-4

TOWER ONE WIRELESS CORP.
Consolidated Statement of Changes in Equity
(Expressed in Canadian Dollars)

							Deficiency
							Attributable to
						Accumulated	Equity
	Number of					other	Shareholders	Non-
	Common		Share	Contributed		comprehensive	of the	controlling
	shares	Share capital	Subscriptions	Surplus	Deficit	income	Company	Interest	Total
		$		$	$	$	$	$	$
Balance, December 31, 2015	10,000	4,300		-	(21,151)	-	(16,851)	-	(16,851)
Net loss	-	-	-	-	(292,004)	(9,179)	(301,183)	-	(301,183)
Balance, December 31, 2016	10,000	4,300		-	(313,155)	(9,179)	(318,034)	-	(318,034)

Derecognition of Tower Three shares	(10,000)	-	-	-	-	-	-	-	-
Shares issuance to Tower Three shareholders	30,000,000	-	-	-	-	-	-	-	-
Recognition of shares issued to Tower One shareholders	6,735,885	1,010,383	-	-	-	-	1,010,383	-	1,010,383
Shares issued to Rojo (Note 13(a))	500,000	175,000	-	-	-	-	175,000	-	175,000
Share issued for acquisition of Evotech	1,500,000	480,000	-	-	-	-	480,000	-	480,000
Acquisition of Evotech	-	-	-	-	-	-	-	509,524	509,524
Shares issued for services	1,000,000	340,000	-	-	-	-	340,000	-	340,000
Shares issued for cash, net	15,484,912	2,092,651	-	142,319	-	-	2,234,970	-	2,234,970
Share subscriptions received	-	-	170,000	-	-	-	170,000	-	170,000
Share-based compensation	-	-	-	3,917,778	-	-	3,917,778	-	3,917,778
Exercise of warrants	3,774,466	1,132,340	-	-	-	-	1,132,340	-	1,132,340
Exercise of stock options	11,130,435	5,401,212	-	(2,715,213)	-	-	2,685,999	-	2,685,999
Net loss	-	-	-	-	(9,583,550)	-	(9,583,550)	(280,127)	(9,863,677)
Other comprehensive loss	-	-	-	-	-	(18,120)	(18,120)	(41,241)	(59,361)
Balance, December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922

The accompanying notes are an integral part of these consolidated financial statements.	F-5

TOWER ONE WIRELESS CORP.
Consolidated Statement of Changes in Equity
(Expressed in Canadian Dollars)

							Deficiency
						Accumulated	Attributable to
	Number of					Other	Shareholders	Non-
	Common	Share	Share	Contributed		Comprehensive	of the	controlling
	Shares	Capital	Subscriptions	Surplus	Deficit	Income	Company	Interest	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922
Exercise of stock options	5,600,000	2,460,301	(200,000)	(1,200,301)	-	-	1,060,000	-	1,060,000
Exercise of warrants	8,665,201	2,166,300	-	-	-	-	2,166,300	-	2,166,300
Shares issued for services	525,690	110,395	-	-	-	-	110,395	-	110,395
Shares issued for subscriptions received	142,857	30,000	(30,000)	-	-	-	-	-	-
Shares issued for debt	780,000	156,000	-	-	-	-	156,000	-	156,000
Shares issued for acquisition of Mexmaken	7,500,000	1,312,500	-	-	-	-	1,312,500	145,833	1,458,333
Share-based compensation	-	-	-	1,913,692	-	-	1,913,692	-	1,913,692
Subscriptions received	-	-	30,000	-	-	-	30,000	-	30,000
Shares issued	50,000	5,000	-	-	-	-	5,000	-	5,000
Fair value of warrants issued for Bond issuance cost	-	-	-	28,514	-	-	28,514	-	28,514
Equity portion of convertible debentures	-	-	-	2,673	-	-	2,673	-	2,673
Net loss	-	-	-	-	(8,893,005)	-	(8,893,005)	205,298	(8,687,707)
Other comprehensive loss	-	-	-	-	-	(326,928)	(326,928)	(153,204)	(480,132)
Balance,
December 31, 2018	93,389,446	16,876,382	(30,000)	2,089,462	(18,789,710)	(354,227)	(208,093)	386,083	177,990

The accompanying notes are an integral part of these consolidated financial statements.	F-6

TOWER ONE WIRELESS CORP.
Consolidated Statements of Cash Flows
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

	2018	2017	2016
	$.	$.	$.
Cash flows from operating activities
Net loss from continuing operations	(8,687,707)	(9,863,677)	(292,004)
Item not affection cash:
Accretion	70,341	219,990	-
Amortization	436,902	94,468	3,440
Allowance for VAT	13,859	435,301	-
Deferred income tax recovery	(313,048)	(105,000)	-
Foreign exchange	2,131,449	389,720	-
Gain on net monetary position	(924,340)	-	-
Impairment	2,358,674	292,538	-
Listing expense	-	1,144,167	-
Share-based compensation	1,913,692	3,693,799	-
Shares issued for services	110,395	340,000	-

Changes in non-cash working capital items:
Amounts receivable	(356,479)	(526,241)	-
Prepaid expenses and deposits	(186,290)	(7,832)	(110,723)
Other receivable	(277,682)	(14,436)	-
Bank indebtedness	(8,632)	-	-
Accounts payable and accrued liabilities	2,380,469	(1,262,924)	68,363
Interest payable	896,038	-	-
Deferred revenue	178,668	-	4,350
Due to related parties	-	-	(32,841)
Cash used in operating activities	(263,691)	(5,170,127)	(359,415)

Cash flows from investing activities
Cash received from acquisitions	18,436	1,382,859	-
Cash paid for acquisitions	-	(466,260)	-
Addition of property and equipment	(8,436,633)	(2,887,196)	(244,708)
Cash used in investing activities	(8,418,197)	(1,970,597)	(244,708)

Cash flows from financing activities
Shares issued for cash, net	30,000	3,367,310	-
Exercise of stock options and warrants	3,226,300	2,686,000	-
Subscriptions received	-	170,000	-
Proceeds from convertible debts, net	1,376,914	-	-
Proceeds from bonds payable, net	888,996	-	-
Loans received	1,324,601	-	34,800
Repayment of loans	(156,819)	-	-
Loans from related parties	859,906	1,317,225	579,187
Repayment of advances from related parties	(534,612)	(125,450)	-
Promissory note received	1,728,480	-	-
Cash provided by financing activities	8,743,766	7,415,085	613,987

Change in cash	61,878	274,361	9,864
Cash, beginning	284,225	9,864	-

Cash, ending	346,103	284,225	9,864

Cash paid for interest	50,000	24,399	-
Cash paid for income taxes	-	-	-

Non-cash transactions (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.	F-7

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. (“Tower One” or the “Company") is a pure-play, build-to-suit (“BTS”) tower owner, operator and developer of multitenant communications structures. The Company’s primary business is the leasing of space on communications sites to mobile network operators (“MNOs”). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico, and technical support services in the United States of America. Tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company’s site leasing business, including the addition of new tenants and equipment on its sites.

Tower One was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. The Company is listed on the Canadian Securities Exchange (“CSE”) under the symbol TO.CN. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

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

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these consolidated financial statements should the Company be unable to realize its ass ets and discharge its liabilities in the normal course of business. At December 31, 2018, the Company had a working capital deficiency of $10,107,344 and an accumulated deficit of $18,789,710 which has been funded primarily by loans from related parties. Ongoing operations of the Company are dependent upon the Company’s ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise significant doubt about the Company’s abili ty to continue as a going concern.

On May 7, 2019, the Company received a cease trade order, pursuant to which the Company's stock was halted from trading. This cease trade order was issued in connection with the Company's failure to file these audited consolidated financial statements by the due date of April 30, 2018.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (”IASB”) applicable to a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. These consolidated financial statements were approved and authorized for issue by the Board of Directors on May 13, 2019.

(b) Basis of Presentation and Consolidation

These consolidated financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements include the accounts of the Company and the following subsidiaries:

		Percentage of	Functional
Entity	Country	ownership	currency
Tower One Wireless Corp.	Canada	Parent	Canadian dollar
Tower Two SAS	Argentina	100%	Argentina Peso
Tower Three SAS	Colombia	100%	Colombian Peso
Tower 3 SA	Argentina	100%	Argentina Peso
Innervision SAS	Colombia	90%	Colombian Peso
Evolution Technology SA	Argentina	65%	Argentina Peso
Tower Construction & Technical Services, LLC	USA	70%	US dollar
Comercializadora Mexmaken, S.A. de C.V.	Mexico	90%	Mexican Peso

All significant inter-company balances and transactions have been eliminated on consolidation.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Significant areas requiring the use of management estimates include the following:

(i)	Intangible Assets – useful lives

The Company records intangible assets purchased in a business combination at their fair value. Determining fair value requires management to use estimates that could be material. Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight -line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

(ii)	Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non -cash consideration. Shares are valued first at the fair value of services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of services performed, and if the fair value of the services performed is not readily determinable, at the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 15. Actual results may differ from these estimates and assumptions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(iii)	Useful lives of Equipment

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

(iii)	Business acquisitions

The determination of the acquirer in business acquisitions is subject to judgment and requires the Company to determine which party obtains control of the combining entities. Management applies judgment in determining control by assessing the following three factors: whether the Company has power; whether the Company has exposure or rights to variable returns; and whether the Company has the ability to use its power to affect the amount of its returns. In exercising this judgment, management reviewed the representation on the Board of Directo rs and key management personnel, the party that initiated the transaction, and each of the entities’ activities.

The assessment of whether an acquisition constitutes a business is also subject to judgment and requires the Company to review whether the acquired entity contains all three elements of a business, including inputs, processes and the ability to create output.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
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

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its equipment. If there are indications of impairment, manag ement performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset’s value in use (present value of the estimated fut ure cash flows) and its estimated fair value less costs of disposal.

(vii)	Determination of functional currency and hyperinflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management’s judgment of the underlying economic condition of the country the entity operates in.

(viii)	Discount rate used for convertible debentures

The carrying value of the convertible debentures is subject to management’s estimates in determining an appropriate discount rate based on similar instruments with no conversion features.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

3.	REVERSE ACQUISITION AND LISTING EXPENSE

The Company completed the Acquisition described in Note 1 by issuing 30,000,000 common shares to the shareholders of Tower Three. For accounting purposes, the Acquisition is considered to be outside the scope of IFRS 3 Business Combinations since Tower One was inactive prior to the Acquisition and were limited to the management of cash resources and the maintenance of its listing and accordingly did not constitute a business. The Acquisition was accounted for in accordance with IFRS 2 Share-based Payment whereby Tower Three was deemed to have issued shares in exchange for the net assets or liabilities of Tower One together with its listing status at the fair value of the consideration received by Tower Three.

Since the share and share-based consideration allocated to the former shareholders of the Company on closing the Acquisition is considered within the scope of IFRS 2, and the Company could not identify specifically some or all of the goods or service received in return for the allocation of the shares, the value in excess of the net identifiable assets or obligations plus liabilities assumed by the Company acquired on closing was expensed in the statement of comprehensive loss as listing expense.

The Company was deemed to have issued 6,735,885 common shares of Tower Three at $0.15 per common share for a fair value of $1,010,383, which was included as consideration to the former shareholders of the Company. The $0.15 value for the above -mentioned shares was based on the fair value from the concurrent private placement. The fair value of all the consideration given and charged to listing expense was comprised of:

$
Fair value of share based consideration allocated:
Deemed share issuance	1,010,383

Identifiable net obligations assumed:
Cash and cash equivalent	(1,378,183)
Subscriptions received for private placement	1,602,257
Other assets	(230,097)
Liabilities	139,807
Total	133,784
Total listing expense	1,144,167

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

4.	ACQUISITION OF EVOLUTION TECHNOLOGY SA

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA (“Evotech”) to acquire a 65% ownership interest. Since its incorporation on March 10, 2016, Evotech has obtained various permits for constructing cellular towers and also has master lease agreements with major telecom carriers in Argentina.

To obtain the 65% ownership interest, the Company paid US$350,000 and issued 1,500,000 common shares with a fair value of $480,000 to the shareholders of Evotech. In addition, the Company is committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000.

The Company determined that the acquisition of Evotech constituted a business combination as Evotech has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting. As part of the acquisition of Evotech, the Company acquired Evotech’s master lease agreement, which was recorded as an intangible asset.

The following table presents the allocation of the purchase price to the assets acquired and liabilitie s assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

$
Cash paid	466,260
Fair value of common shares issued	480,000
Total consideration	946,260

Assets acquired:
Cash	4,676
Due from shareholders	6,490
Construction in progress	163,529
Master lease agreement	1,982,354

Less: liabilities assumed
Accounts payable	(7,440)
Deferred income tax liability	(693,824)

Net assets of Evotech	1,455,785
Net assets attributed to non-controlling interest	(509,525)

Net assets acquired	946,260

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

5.	ACQUISITION OF TOWER CONSTRUCTION & TECHNICAL SERVICES, INC.

On October 18, 2017, the Company entered into an Escrow Agreement with the shareholders of Tower Construction & Technical Services, Inc. (“TCTS”) to acquire 70% ownership interest in TCTS.

To obtain the 70% ownership interest, the Company is committed to operate the business and manage its financial affairs. No cash consideration or equity instruments were issued on this acquisition.

The Company determined that the acquisition of TCTS constituted a business combination as it has inputs, processes and outputs. As such, the Company has applied the acquisition method of accounting.

The following table presents assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

$
Liabilities assumed:
Bank indebtedness	(52,042)
Accounts payable	(5,201)
Due to related parties	(127,655)

Net liabilities of TCTS	(184,898)
Net assets attributed to non-controlling interest	-

Net liabilities assumed	(184,898)

The excess of net liabilities over consideration paid was written off to loss on investments as the future profitability of TCTS is uncertain.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

6.	ACQUISITION OF COMERCIALIZADORA MEXMAKEN, S.A. DE C.V.

On April 3, 2018, the Company entered into a Share Purchase Offer Agreement with the shareholders of Comercializadora Mexmaken, S.A. de C.V. (“Mexmaken”) to acquire a 90% ownership interest. Since its incorporation on September 9, 2015, Mexmaken obtained two Master Lease Agreements (“MLA”) with major Mexican telecom operators, one of which was acquired prior to the Company’s acquisition of Mexmaken.

To obtain the 90% ownership interest, the Company issued 7,500,000 common shares with a fair value of $1,312,500 to the shareholders of Mexmaken. As part of the acquisition of Mexmaken, the Company also issued common shares to a related party, who was a controlling shareholder of Mexmaken.

The Company determined that the acquisition of Mexmaken constituted a business combination as Mexmaken has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting. As part of the acquisition of Mexmaken, the Company acquired Mexmaken’s master lease agreement, which was recorded as an intangible asset.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

$
Fair value of common shares issued	1,312,500
Total consideration	1,312,500

Assets acquired:
Cash	18,436
Amounts receivable and prepaid expenses	20,463
Construction in progress	91,339
Furniture and equipment	2,741
Master lease agreement	428,000
Goodwill	1,315,258

Less: liabilities assumed
Accounts payable	(356,404)
Deferred income tax liability	(61,500)

Net assets of Mexmaken	1,458,333
Net assets attributed to non-controlling interest	(145,833)

Net assets acquired	1,312,500

As at December 31, 2018, the Company completed an impairment analysis in accordance with IAS 36 and determined that the carrying value of the Mexmaken CGU exceeded the fair value of the Mexmaken CGU based on its value in use. As a result, the Company recognized impairment of $2,132,942, including $1,315,258 of goodwill, $461,597 of property and equipment, $417,587 of intangible asset, and recorded a recovery of deferred income taxes of $61,500.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these Consolidated financial statements:

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company’s common shares at their average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

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

The Company also earns service revenue. This revenue is recognized when the control over goods or services is transferred to the customer. As such, the revenue is recognized after: the contract is identified; performance obligations are identified; the transaction price is determined; the transaction price is allocated to the various performance obligations (if multiple performance obligations are identified); and ultimately, once the performance obligation is satisfied .

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The results and financial position of a subsidiary whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures:

i.	Assets and liabilities for each statement of financial position presented (i.e. including comparatives) are translated at the closing rate at the date of the statement of financial position;
ii.	Income and expenses for each statement presenting profit or loss and other comprehensive income (i.e. including comparatives) are translated at exchange rates at the dates of the transactions; and
iii.	All resulting exchange differences are recognized in other comprehensive income.

For practical reasons, a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the period, is often used to translate income and expense items.

The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity. For the year ended December 31, 2018, an unrealized foreign exchange translation loss of $480,132 (2017 – $18,120; 2016 – $9,179) was recorded under accumulated other comprehensive loss as a result of changes in the value of the Colombian Peso, Argentina Peso, Mexican Peso and US dollars with respect to the Canadian dollar.

The results and financial position of a subsidiary whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency using the following procedures:

i.

All amounts (i.e. assets, liabilities, equity items, income and expenses, including comparatives) are translated at the closing rate at the date of the most recent statement of financial position, except that

ii.	When amounts are translated into a non-hyperinflationary presentation currency (i.e. CAD), comparative amounts remain unchanged from those reported in the prior periods.

When an entity's functional currency is the currency of a hyperinflationary economy, the entity shall restate its financial statements in accordance with IAS 29 before applying the translation meth od described above. When the economy ceases to be hyperinflationary and the entity no longer restates its financial statements in accordance with IAS 29, it shall use as the historical costs for translation into the presentation currency the amounts restated to the price level at the date the entity ceased restating its financial statements.

For the year ended December 31, 2018, it was determined that Argentina was in a state of hyperinflation. The Company’s subsidiary, Evotech, operates in Argentina and the functional currency of Evotech is the Argentinian Peso. Accordingly, the balances of Evotech were restated using the historical cost approach in accordance with IAS 29 prior to translation into the presentation currency. In order to restate the balances of Evotech, the Company used Argentina’s consumer price index, Índice de Precios al Consumidor (“IPCBA”), as per which the IPCBA for Argentina fluctuated from 483.3 0 at December 2017 to 703.01 in December 2018.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment is stated at cost less accumulated amortization and accumulated impairment loss. Amortization expense for towers begins in the month of transfer of each tower from construction in progress to towers. Costs not clearly related to the procurement, manufacturing and implementation are expensed as incurred.

Towers represent cellular towers owned by the Company. The towers are operated at various sites and under contractual license agreements.

  Amortization of the equipment is calculated on the declining-balance basis at the following annual rates: Towers - 10%

  Furniture and equipment - between 10% and 33.3%

Costs of assets in the course of construction are capitalized as construction in prog ress. Upon completion, the cost of construction is transferred to the appropriate category of property and equipment and amortization commences when the asset is available for its intended use.

An asset’s residual value, useful life and amortization meth od are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Intangible asset

Intangible assets consist of master lease agreements acquired by the Company. Acquired lease agreements are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are reviewed annually for impairment. Any impairment of intangible asset is recognized in the statement of operations and comprehensive loss but increases in intangible asset values are not recognized.

Estimated useful lives of intangible assets are the shorter of the economic life and the period the right is legally enforceable. The assets’ useful lives are reviewe d, and adjusted if appropriate, at each statement of financial position date. The useful life of the Company’s intangible asset s, consisting of master lease agreements, is estimated to be 25 years.

At each financial position reporting date, the carrying amounts of the Company’s long-lived assets, including property and equipment and intangible asset, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating units (“CGU’s”) to which the asset belongs.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses its judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non -financial assets that do not generate independent cash flows are grouped together into CGU, which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value i n use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre-tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro -rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non -financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

Share capital

Common shares are classified as equity. Transaction costs directl y attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

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

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it i s determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to warrants and options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related amount in warrants and options reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share -based payments reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxa ble profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Financial instruments

Financial assets - Classification

The Company classifies its financial assets in the following categories:

  Those to be measured subsequently at fair value (either through Other Comprehensive Income (“OCI”), or through profit or loss), and

  Those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are either recorded in profit or loss or OCI.

Financial assets - Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Financial assets are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Subsequent measurement of financial assets depends on their classification. There are three measurement categories under which the Company classifies its financial assets:

  Amortized cost: Assets that are held for collection of contractual cash flows where those c ash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included as finance income using the effective interest rate method.

  Fair value through OCI (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains and losses, interest revenue, and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains (losses). Interest income fr om these financial assets is included as finance income using the effective interest rate method.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL is recognized in profit or loss and presented net as revenue in the Statement of Loss and Comprehensive Loss in the period in which it arises.

The Company has classified its cash and cash equivalents, amounts receivable, and other receivable as FVTPL.

Financial liabilities

The Company classifies its financial liabilities into the following categories:

  Financial liabilities at FVTPL; and

  Amortized cost.

A financial liability is classified as at FVTPL if it is classified as held -for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows:

  the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and

  the remaining amount of the change in the fair value is presented in profi t or loss.

The Company does not designate any financial liabilities at FVTPL.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

The Company has classified its bank indebtedness, accounts payable, interest payable, deferred revenues, convertible debentures, promissory note payable, loans payable, loans from related parties, and bonds payable as amortized cost.

Fair value hierarchy

The following table summarizes the fair value hierarchy under which the Company's financial instruments are valued.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 - Inputs for the asset or liability that are not based upon observable market data.

Cash is carried at fair value using a level 1 fair value measurement. The carrying value of amounts receivable, other receivables, accounts payable, interest payable, deferred revenues, convertible debentures, promissory note payable, loans payable, loans from related parties, and liabilities related to assets held for sale approximate their fair value because of the short-term nature of the instruments.

Fair value estimates of financial instruments are made at a specific point in time, base d on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of new pronouncements

The Company adopted the following standards for the year ended December 31, 2018:

  IFRS 9 Financial Instruments

  IFRS 15 Revenue from Contracts with Customers

  IFRS 2 Share-based Payment

The mandatory adoption of the above revised accounting standards and interpretations on January 1, 2018 had no significant impact on the Company’s Consolidated financial statements for the current year or prior year presented.

Future changes in accounting policies

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Standard effective for annual periods beginning on or after January 1, 2019

IFRS 16 – Leases - In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”) that sets out the principles for recognition, measurement, presentation and disclosure of leases for both lessee and lessor. IFRS 16 introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases, except when the term is 12 months or less or when the underlying asset has a low value. The effective date of IFRS 16 for the Company is January 1, 2019 and the Company will apply the standard retrospectively with the cumulative effect of initially applying the standard recognized as an adjustment to the opening balance of retained earnings or deficit at that date, subject to permitted practical expedients. Therefore, the Company will not restate comparative information.

The adoption of IFRS 16 will result in the recognition of a right-of-use asset and a lease liability measured at the present value of the future lease payments on the consolidated statements of financial position for a majority of its leases that are considered operating leases under IAS 17 “Leases”. An amortization expense on the right-of-use asset and an interest expense on the lease liability will replace the operating lease expense. IFRS 16 will change the presentation of cash flows relating to leases in the Company’s consolidated statements of cash flows, but does not cause a difference in the amount of cash transferred between the parties of a lease. The Company is currently finalizing the quantification of the impact of IFRS 16 on its consolidated financial statements. As at January 1, 2019, it is estimated that total liabilities would increase by approximately $1,070,000 and assets would increase by approximately $1,070,000. The Company is continuing to assess the overall impact of the new standard, including the required changes to the disclosures in its consolidated financial statements.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

8.	INTANGIBLE ASSETS

Master lease agreements
$
Cost
Balance, December 31, 2016	-
Acquired through the acquisition of Evotech	1,982,354
Balance, December 31, 2017	1,982,354
Acquired through the acquisition of Mexmaken	428,000
Impairment	(428,000)
Balance, December 31, 2018	1,982,354

Accumulated amortization
Balance, December 31, 2016	-
Additions	59,471
Balance, December 31, 2017	59,471
Additions	89,707
Impairment	(10,413)
Balance, December 31, 2018	138,765

Net book value
December 31, 2017	1,922,883
December 31, 2018	1,843,589

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

9.	PROPERTY AND EQUIPMENT

		Construction	Furniture and
	Towers	in progress	equipment	Total
Cost
Balance, December 31, 2016	252,021	-	-	252,021
Monetary adjustment for hyperinflationary economy	-	-	-	-
Obtained through acquisition of Evotech	163,529	-	-	163,529
Additions	37,249	2,780,680	69,267	2,887,196
Transfer from CIP to towers	726,930	(726,930)	-	-
Foreign exchange movement	(146,142)	(248,822)	(8,752)	(403,716)
Balance, December 31, 2017	1,033,587	1,804,928	60,515	2,899,030
Monetary adjustment for hyperinflationary economy	906,732	504,218	17,275	1,428,225
Obtained through acquisition of Mexmaken	-	91,339	2,741	94,080
Additions	-	8,413,968	22,665	8,436,633
Transfer from CIP to towers	6,164,373	(6,164,373)	-	-
Reclassification to assets held for sale	(1,196,745)	-	-	(1,196,745)
Foreign exchange movement	(1,678,606)	(997,950)	(34,399)	(2,710,954)
Impairment	(461,597)	-	-	(461,597)
Balance, December 31, 2018	4,767,745	3,652,130	68,797	8,488,672

Accumulated Amortization
Balance, December 31, 2016	3,543	-	-	3,543
Additions	27,458	-	7,539	34,997
Foreign exchange movement	(5,101)	-	(1,075)	(6,176)
Balance, December 31, 2017	25,900	-	6,464	32,364
Additions	379,116	-	13,012	392,128
Reclassification to assets held for sale	(80,369)	-	-	(80,369)
Foreign exchange movement	(70,334)	-	(6,595)	(76,929)
Balance, December 31, 2018	254,314	-	12,881	267,195

Net book value
December 31, 2017	1,007,687	1,804,928	54,051	2,866,696
December 31, 2018	4,513,432	3,652,130	55,916	8,221,477

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

10.	ASSETS HELD FOR SALE

During the year ended December 31, 2018, the Company entered into an asset purchase agreement (the “Agreement”) with a company (the “Purchaser”) whereby the Company has agreed to sell to the Purchaser certain tower assets in Colombia. The sale was not completed as of December 31, 2018, and accordingly the Company has reclassified the towers from property and equipment to assets held for sale on the consolidated statement of financial position . The net book value reported represents the lower of the carrying value and fair value less costs to sell.

In connection with the Agreement, the Company received an advance of USD$1,300,000 from the Purchaser in the form of a promissory note. The amount is subject to an annual interest rate of 10%, due on demand and is secured by a personal guarant ee from the Company’s Chief Executive Officer. During the year ended December 31, 2018, the Company has incurred interest expense of $14,840 on this promissory note, which remains payable and is recorded within interest payable on the consolidated statement of financial position. As at December 31, 2018, the balance of the promissory note outstanding is $1,780,822 (USD$1,300,000)

11.	CONVERTIBLE DEBENTURES

June 2018

In June, 2018, the Company issued secured convertible debentures for gross proceeds of $1,000,000 under the following terms:

  A term of one year;

  An interest rate of 1% per month, payable monthly; and

  Convertible into common shares of the Company at $0.20 per common share, until June 12, 2019, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the holders exercisable at a price of $0.25 per common share for a period of one year. T he Company also incurred cash debt issuance costs of $76,791.

In November, 2018, the terms of these convertible debentures were modified as follows:

  The conversion price was reduced to $0.10 per common share;

  The expiry date of the original warrants was extended to November 13, 2019;

  The exercise price of the share purchase warrants was reduced to $0.125 per common share; and

  The Company issued 5,000,000 additional share purchase warrants to the purchasers exercisable at a price of $0.125 per common share, subject to certain adjustments in certain events with an expiry date of November 13, 2019.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

11.	CONVERTIBLE DEBENTURES (CONTINUED)

November 2018

In November, 2018, the Company issued secured convertible debentures for gross proceeds of $500,000 under the following terms:

  A term of seven months;

  An interest rate of 1% per month, payable monthly; and

  Convertible into common shares of the Company at $0.10 per common share, until June 12, 2019, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the purchasers exercisable at a price of $0.125 per common share for a period of one year until November 13, 2019. The Company also incurred cash debt issuance costs of $46,295.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

For accounting purposes, the convertible debentures are separated into their liability and equity components using the residual method. The fair value of the liability component at the time of issue was determined based on an estimated rate of 17% for convertible debentures without the conversion feature. The fair value of the equity component was determined as the difference between the face value of the convertible debentures and the fair value of the liability component. After initial recognition the liability component is carried on an amortized cost basis and will be accreted to its face value over the term to maturity of the convertible debentures at the effective rates noted below.

	June 2018	November 2018	Total
	$	$	$
Principal amount	1,000,000	500,000	1,500,000

Equity portion	35,738	17,845	53,583
Transaction costs	(2,933)	(1,464)	(4,397)
Deferred income tax liability	(31,022)	(15,491)	(46,513)
Allocation to contributed surplus	1,783	890	2,673

Liability portion	964,262	482,155	1,446,417
Transaction costs	(79,125)	(39,564)	(118,689)
Accretion expense	60,267	4,629	64,896
Converted	(5,000)	-	(5,000)
Carrying value	940,404	447,220	1,387,624

Effective interest rate	25%	25%

During the year ended December 31, 2018, the Company has incurred interest expense of $ 71,836 on the convertible debentures, of which $21,836 remains payable and has been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

12.	LOANS PAYABLE

Loans outstanding as at December 31, 2018 and 2017 are summarized as follows:

Balance, December 31,			Amount
2018	2017	Currency	received	Repayments	Rate	Terms
CAD $	CAD $				%
354,434	-	USD	380,800 (i)	(121,000)	48%	Unsecured, due February 24, 2019
109,141	-	USD	80,000	-	24%	Unsecured, due March 6, 2019
68,213	-	USD	50,000	-	36%	Unsecured, due February 19, 2019
109,141	-	USD	80,000	-	0%	Unsecured, due on demand
147,135	-	Colombian Pesos	350,000,000	-	0%	Unsecured, due on demand
315,231	-	Argentinian Pesos	8,706,554	-	0%	Unsecured, due on demand
2,927	-	USD	2,142	-	0%	Unsecured, due on demand
1,106,222	-

(i) In connection with this loan, the Company issued 300,000 incentive share purchase warrants exercisable at $0.15 per common share for a period of two years from the date of grant.

During the year ended December 31, 2018, the Company has incurred interest expense of $20,052 (USD$15,472) (2017 - $Nil; 2016 - $Nil) on the loans payable, which remains payable and have been recorded within interest payable on the consolidated statement of financial position.

13.	BONDS PAYABLE

During the year ended December 31, 2018, the Company issued a total of 9,663 bonds at a price of $100 each for gross proceeds of $966,300. The bonds are secured against all present and after -acquired personal property of the Company, incur interest at a rate of 10% paid monthly, and mature three years from the date of issuance. In connection with the bonds issued, the Company paid cash debt issuance costs of $77,304 and issued 740,240 share purchase warrants with a fair value of $28,514. The share purchase warrants are exercisable at prices ranging from $0.08 to $0.14 per common share for a period of two years.

The fair value of the share purchase warrants was calculated using the Black -Scholes model and the following weighted average assumptions:

Share price at date of grant	$0.10
Exercise price	$0.10
Expected life	2 years
Expected volatility	92.85%
Risk free interest rate	2.12%
Expected dividend yield	0%
Expected forfeiture rate	0%

The cash debt issuance costs and fair value of the share purchase warrants were applied against the carrying value of the bond. As at December 31, 2018, the carrying value of the bond is $865,937. During the year ended December 31, 2018, the Company has incurred interest expense of $15,038 on the bonds payable, which remains payable and has been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

14.	RELATED PARTY BALANCES AND TRANSACTIONS

Loans payable to related parties include loans and advances received from related individuals and companies related to directors and officers of the Company. As at December 31, 2018 and December 31, 2017, the Company has the following loan balances with related parties:

Balance, December 31,			Amount
2018	2017	Currency	received	Repayments	Rate	Terms
CAD $	CAD $				%
1,296,330	1,191,775	USD	950,000 (i)	-	24%	Unsecured, due on demand
255,700	-	USD	599,928	(412,500)	0%	Unsecured, due on demand
75,034	-	USD	55,000 (ii)	-	24%	Unsecured, due on demand
13,643	-	USD	10,000	-	24%	Unsecured, due January 30, 2019
68,213	-	USD	50,000	-	24%	Unsecured, due February 14, 2019
68,213	-	USD	50,000	-	24%	Unsecured, due February 25, 2019
		Colombian
207,803	-	Pesos	494,316,334	-	0%	Unsecured, due on demand
		Argentinian
124,844	-	Pesos	3,448,132	-	0%	Unsecured, due on demand
-	148,875	-	-	-	-	Accrued interest and other
2,109,780	1,340,650

(i) In connection with these loans, the Company incurred monthly penalty fees of 10% until June 30, 2018 once the loans reached their initial maturity dates. During the year ended December 31, 2018, the Company paid finance expenses of $528,132 (USD $407,500) (2017 - $Nil; 2016 - $Nil) in connection with these monthly penalties. During the year ended December 31, 2017, the Company issued 750,000 stock options in connection with these loans.

(ii) In connection with this loan, the Company issued 250,000 incentive share purchase warrants exercisable at $0.15 per common share for a period of two years from the date of grant.

During the year ended December 31, 2018, the Company has incurred interest expense of $311,102 (USD $240,043) (2017 - $114,719; 2016 - $Nil) in connection with the related party loans noted above. As at December 31, 2018, $830,264 of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

As at December 31, 2018, the Company has advanced $224,976 (2017 - $Nil) to related parties in connection with costs to be incurred on behalf of the Company. This amount is included within other receivables on the consolidated statement of financial position. The amounts advanced are u nsecured, non-interest bearing and due on demand.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

14.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Key management personnel receive compensation in the form of short -term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows:

	2018	2017	2016
	$	$	$
Consulting fees paid to the CEO	165,605	151,200	-
Consulting fees paid to the COO	114,546	-	-
Consulting fees paid to the CFO	99,092	120,055	-
Total	379,243	271,255	-

During the year ended December 31, 2018, the Company granted stock options to directors and officers resulting in share-based compensation of $1,913,692 (2017 - $3,832,497; 2016 - $Nil).

15.	SHARE CAPITAL

a)	Authorized:

Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value

b)	Issued and outstanding:

During the year ended December 31, 2018:

  On April 3, 2018, the Company issued 7,500,000 common shares for the acquisition of Mexmaken as described in Note 6.

  On April 3 2018, the Company issued 780,000 common shares to to a related party for interest payment of $156,000 (USD$120,000).

  The Company issued 50,000 common shares pursuant to the exercise of the conversion option of certain convertible debentures as described in Note 11.

  The Company issued 5,600,000 common shares for gross proceeds of $1,260,000 pursuant to the exercise of stock options. In connection with the exercise of stock options, $1,200,301 was transferred from contributed surplus to share capital.

  The Company issued 525,690 units for services with a fair value of $110,395. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months. The fair value of the services received was not readily determinable, as such, the common shares were valued at the fair value of common shares on grant date. No value has been allocated to the warrants.

  The Company issued 142,857 units for the subscriptions received in 2017 in the amount of $30,000. Each unit has the same term as above. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

15.	SHARE CAPITAL (CONTINUED)

b)	Issued and outstanding (continued):

  On January 8, 2018, the Company extended the expiry date of existing warrants from January 12, 2018 to July 21, 2018. As a result of the modification, share-based compensation of $10,410 was incurred. The Company also announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of all the warrants reduced to $0.25 if exercised prior to March 30, 2018, which was further extended to April 6, 2018. One Incentive Warrant was granted for each warrant exercised. Each Incentive Warrant was exercisable to acquire one common share at a price of $0.40 for six months. The Company engaged an agent to provide services in connection with the incentive program. The Company issued to the agent such number of new warrants to be equal to 8% of the exercised warrants in this program, entitling the agent to acquire units of the Company at an exercise price of $0.25 per unit, with each unit comprising of one common share and one non- transferable share purchase warrant entitling the agent to acquire an additional common share of the Company at a price of $0.40 per share for one year.

  8,665,201 warrants were exercised under this program and consequently, 8,665,201 Incentive Warrants were issued. The Company received proceeds of $2,166,300 for the exercise of warrants.

During the year ended December 31, 2017:

  The Company closed a non-brokered private placement and issued 15,484,912 units at $0.15 per unit for gross proceeds of $2,322,737. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise pr ice of $0.40 for 12 months following the transaction. If the share price trades at $0.60 for 10 consecutive trading days then the warrant holders will receive notice from the Company to accelerate the exercise of the warrants within 10 days or they will expire. The Company paid finders and brokers cash commissions of $87,767 and issued 585,117 broker warrants with the same terms as the warrants in the private placement. The broker warrants have the same terms as those issued as part of the units and have a fair value of $142,319 calculated using the black- scholes option pricing model.

  On June 19, 2017, the Company announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of the warrants issued on Janu ary 12, 2017 were reduced to $0.30 if exercised prior to July 21, 2017 and one Incentive Warrant was granted for each warrant exercised. Each Incentive Warrant was exercisable to acquire one common share at a price of $0.50 for one year. As a result, 3,774,466 warrants were exercised under this program and consequently, 3,774,466 Incentive Warrants were issued. The Company received proceeds of $1,132,340 for the exercise of warrants.

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

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

15.	SHARE CAPITAL (CONTINUED)

b)	Issued and outstanding (continued):

  The Company issued common shares in connection with the reverse take over transaction described in Note 3 and the acquisition of Evotech described in Note 4.

Escrowed Shares:

(i)

Pursuant to an escrow agreement, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. At December 31, 2018, all 30,000,000 common shares remain in escrow (2017 – 30,000,000 common shares) .

(ii)

In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of December 31, 2018 2018, there were 225,000 common shares remain in escrow (2017 – 375,000 common shares) . The next release date will be April 18, 2019 for 75,000 common shares.

c)	Warrants:

As part of the January 12, 2017 private placement, the Company issued 15,484,912 warrants. Each warrant allowed the holder of the unit to acquire one additional Common Share until January 12, 2018 at an exercise price of $0.40. In addition, the Company issued 585,117 agent warrants as part of the share issue costs. The fair value of the agent warrants was determined to be $208,211 or $0.36 per warrant using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value. The following assumptions were used for the calculation:

Exercise price	$0.40
Expected life	2 years
Expected volatility	225%
Risk free interest rate	0.76%
Expected dividend yield	0%
Expected forfeiture rate	0%

On January 8, 2018, the Company modified the expiry date of all existing warrants to July 21, 2018. Share-based compensation of $10,410 was recorded on the agents warrants, based on the following assumptions:

Exercise price	$0.40
Expected life	0.5 years
Expected volatility	81%
Risk free interest rate	1.32%
Expected dividend yield	0%
Expected forfeiture rate	0%

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

15.	SHARE CAPITAL (CONTINUED)

c)	Warrants (continued)

A continuity of warrants for the years ended December 31, 2018, 2017 and 2016 is as follows:

		Weighted
		average
	Number	exercise price
		$
Balance, December 31, 2015 and 2016	-	-
Granted	19,844,495	0.42
Exercised	(3,774,466)	0.40
Balance, December 31, 2017	16,070,029	0.42
Granted	24,955,702	0.22
Exercised	(8,665,201)	0.25
Expired	(16,070,029)	0.43

Balance, December 31, 2018	16,290,501	0.12

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2018:

Number of warrants outstanding	Exercise price	Expiry date
10,000,000	0.125	November 13, 2019
5,000,000	0.125	November 27, 2019
113,829	0.140	September 20, 2020
48,448	0.125	September 27, 2020
550,000	0.150	September 30, 2020
141,913	0.115	October 11, 2020
31,491	0.110	October 24, 2020
22,067	0.120	November 1, 2020
90,165	0.085	November 25, 2020
111,700	0.080	December 2, 2020
180,888	0.090	December 30, 2020
16,290,501

The weighted average outstanding life of the warrants outstanding as at December 31, 2018 is 0.96 years.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

15.	SHARE CAPITAL (CONTINUED)

d)	Stock options

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

During the years ended December 31, 2018 and 2017, the Company granted stock options to certain directors, officers and consultants of the Company. There were no stock options granted during the year ended December 31, 2016. The weighted average fair value of the stock options during the year ended December 31, 2018 was determined to be $1,913,692 (2017 - $3,693,799; 2016 - $Nil) using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value. The following weighted average assumptions were used for the calculation:

	2018	2017	2016
Share price at grant date	$0.22	$0.25	-
Exercise price	$0.23	$0.26	-
Expected life (in years)	5	2	-
Expected volatility	202%	215%	-
Risk free interest rate	2.07%	0.76%	-
Expected dividend yield	0%	0%	-
Expected forfeiture rate	0%	0%	-

A continuity of stock options for the years ended December 31, 2018, 2017 and 2016 is as follows:

		Weighted average
	Number	exercise price
		$
Balance, December 31, 2015 and 2016	-	-
Granted	15,695,000	0.25
Exercised	(11,130,435)	0.17
Balance, December 31, 2017	4,564,565	0.28
Granted	8,690,000	0.24
Exercised	(5,600,000)	0.23
Cancelled or forfeited	(6,379,565)	0.25

Balance, December 31, 2018	1,275,000	0.30

As at December 31, 2018, the following stock options were outstanding and exercisable:

Options	Options	Exercise	Remaining life	Expiry
Outstanding	exercisable	price	(years)	date
		$
325,000	325,000	0.45	3.21	March 17, 2022
950,000	950,000	0.25	4.13	February 17, 2023

1,275,000	1,275,000	0.30	3.90

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

16.	CAPITAL DISCLOSURE

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

17.	FINANCIAL INSTRUMENTS AND RISK

As at December 31, 2018, the Company’s financial instruments consist of cash and cash equivalents, amounts receivable, other receivables, bank indebtedness, accounts payable, interest payable, deferred revenues, convertible debentures, promissory note payable, loans payable, loans from related parties, and bonds payable.

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

Cash is measured using level 1 fair value inputs. The carrying values of the amounts receivable, other receivables, accounts payable, interest payable, deferred revenues, convertible debentures, loans payable, and loans from related parties approximate their fair values because of the short-term nature of these instruments.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

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

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company’s ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand . To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through issuances of equity and debt or partnering transactions.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

17.	FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2018 based on the undiscounted contractual cash flows:

			Less
	Carrying	Contractual	than 1	1 - 3	4 - 5	After 5
	amount	cash flows	year	years	years	years
	$	$	$	$	$	$
Bank indebtedness	39,464	39,464	-	-	-	-
Accounts payable	3,705,748	3,705,748	-	-	-	-
Interest payable	903,086	903,086	-	-	-	-
Convertible debentures	1,387,624	1,500,000	-	-	-	-
Promissory note payable	1,780,822	1,780,822	-	-	-	-
Loans payable	1,106,222	1,106,222	-	-	-	-
Loans from related parties	2,109,780	2,109,780	-	-	-	-
Bonds payable	865,937	-	-	966,300	-	-
Total	11,898,683	11,145,122	-	966,300	-	-

The Company has a working capital deficiency as of December 31, 2018 of $ 10,107,344.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Argentina Peso US dollars or Mexican Peso could have a material adverse effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At December 31, 2018, the Company had the following financial instruments denominated in foreign currencies:

	Argentinian	Colombian	Mexican	United States	Total
	Pesos	Pesos	Pesos	Dollars
	$	$	$	$	$
Cash and cash equivalents	38,481	14,752	73,962	221	127,415
Accounts receivable	36,143	37,017	275,429	45,500	394,089
Other receivable	67,142	-	-	-	67,142
Bank indebtedness	-	-	-	(39,464)	(39,464)
Accounts payable	1,330,347	236,385	944,405	(230,911)	2,280,225
Interest payable	-	-	-	(865,044)	(865,044)
Promissory note payable				(1,780,822)
Loans payable	(315,232)	(147,135)	-	(643,855)	(1,106,222)
Loans from related parties	(124,844)	(207,803)	-	(1,777,133)	(2,109,780)
Total	1,032,037	(66,784)	1,293,796	(5,291,508)	(1,251,639)

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

17.	FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company’s assets and liabilities can change due to a change in interest rates. Loans payable have fixed interest rates varying from 24% to 48%, and cash and cash equivalents earn interest at a nominal rate. The Company is not exposed to significant interest rate risk.

18.	ECONOMIC DEPENDENCE

For the period ended December 31, 2018, all the sales were generated by seven customers (2017 and 2016 – two customers). The loss of one or more of these customers could have a material adverse effect on the Company’s financial position and results of operations.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

19.	SEGMENTED INFORMATION

The Company has five operating segments, which are the locations in which the Company operates. The reportable segments are the Company’s Argentinian, Colombian, American, Mexican and Corporate operations. A breakdown of revenues, short-term assets, long-term assets and net-income for each reportable segment as at and for the years ended December 31, 2018 and 2017 is reported below. The Company only had one reporting segment as at and for the year ended December 31, 2016 .

				United States
	Argentina	Colombia	Mexico	of America	Corporate	Total
	$	$	$	$	$	$
December 31, 2018:
Current assets	84,539	227,898	376,301	140,919	278,623	1,108,280
Property and equipment	6,801,551	194,932	1,069,171	155,823	-	8,221,477
Other non-current assets	67,142	-	-	-	3,184,941	3,252,083
Total assets	6,953,232	422,830	1,445,472	296,742	3,463,564	12,581,840

Revenues:
Tower rental revenue	490,202	161,826	-	-	-	652,028
Service revenue	-	-	-	904,714	-	904,714
Service revenue (inter-segment)	(249,580)	249,580	-	-	-	-
Total revenues	240,622	411,406	-	904,714	-	1,556,742

Net income (loss)	458,157	(201,313)	(386,363)	149,812	(8,708,000)	(8,687,707)

December 31, 2017:
Current assets	111,773	108,653	-	5,339	271,264	497,029
Property and equipment	2,503,342	341,371	-	-	21,983	2,866,696
Other non-current assets	21,948	14,435	-	35	1,900,901	1,937,319
Total assets	2,637,063	464,459	-	5,374	2,194,148	5,301,044

Revenues:
Tower rental revenue	65,061	118,700	-	-	-	183,761
Service revenue	-	-	-	16,737	-	16,737
Total revenues	65,061	118,700	-	16,737	-	200,498

Net income (loss)	(800,363)	(308,499)	-	(390,706)	(8,364,109)	(9,863,677)

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

20.	COMMITMENTS

(i)	The Company is committed to construct 50 towers in Argentina as described in Note 4.

(ii)

The Company has entered into various rental agreements for premises upon which towers are constructed. The rental agreements range in periods from 10 years to 20 years. The minimum payments under the Company’s existing rental agreements are as follows:

$
Less than one year	246,051
Two to five years	983,062
Beyond five years	1,205,287
Total	2,434,400

21.	INCOME TAXES

The tax effect (computed by applying the federal and provincial/state statutory rates in the jurisdictions the Company and its subsidiary operate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	2018	2017	2016
	$	$	$
Net income (loss) before taxes	(9,000,755)	(9,968,677)	(292,004)
Average tax rate	32%	26%	25%
Income tax expense (recovery)	(2,198,000)	(2,458,000)	(73,000)

Permanent differences and others	(303,048)	1,457,000	-
Effect of change in income tax rates	(37,000)	(6,000)	-
Temporary differences	57,000	-	-
Change in valuation allowance	2,168,000	902,000	73,000
Net deferred tax (recovery)	(313,048)	(105,000)	-

The significant components of deferred income tax assets and liabilities are as follows:

	2018	2017
	$	$
Non-capital loss carry forward	4,518,711	2,214,176
Capital assets	139,000	-
Intangible assets	(645,000)	(694,000)
Share issuance costs	14,000	19,000
Capital losses	4,000	-
Convertible debentures	(30,000)	-
Bonds payable	(27,000)	-
Deferred tax assets not recognized	(4,296,000)	(2,128,000)
Deferred tax asset (liability)	(322,289)	(588,824)

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

21.	INCOME TAXES (CONTINUED)

As at December 31, 2018, the Company has non-capital losses carried forward of approximately $16,298,000 ($9,039,000) including $13,638,000 (2017 - $7,765,000) in Canada, $940,000 (2017 -$201,000) in Argentina, $838,000 (2017 - $623,000) in Colombia, $582,000 (2017 - $Nil) in Mexico and $300,000 (2017 - $450,000) in the United States of America. These losses begin expiring in 2022.

22.	SUBSEQUENT EVENT

On March 1, 2019, the Company entered into a share purchase agreement with the remaining shareholders of TCTS to acquire the remaining 30% ownership interest. In order to obtain the remaining 30% interest in TCTS, the Company committed has committed to cash payments totaling USD$80,000.