Form 20-F
period 2019-12-31
TOWER ONE WIRELESS CORP.
filed 2020-10-07
CIK 1579026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________

For the transition period from __________________ to ____________________

Commission file number 000-55103

TOWER ONE WIRELESS CORP.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada

(Address of principal executive offices)

Robert "Nick" Horsley

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

NONE

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report: 93,389,446 Class A Common Shares, no par value as of December 31, 2019.

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

YES ☒  NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

YES ☐  NO ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has ﬁ led a report on and attestation to its management's assessment of the eﬀectiveness of its internal control over ﬁnancial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting ﬁrm that prepared or issued its audit report. ☐

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17  ☐ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES ☐   NO ☒

Part I

References in this Annual Report on Form 20-F to "we," "our" and the "Company" refer to Tower One Wireless Corp. and its predecessor, as applicable, individually and collectively with its subsidiaries as the context requires.

Brief Introduction

We are incorporated under the Business Corporations Act (British Columbia) on September 12, 2005. We are a reporting company in both British Columbia and Ontario, and our common shares are listed for trading on the Canadian Securities Exchange ("CSE").

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected financial data

The following selected information should be read in conjunction with the Company's consolidated financial statements, and notes, filed with this Form 20-F.  This information, and all other financial information in this Form 20-F, is stated in Canadian dollars unless otherwise noted.

The financial information is presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. ("IASB")

On March 15, 2016, the Company completed a share consolidation on the basis of 30 pre-consolidation common shares for each post consolidation common share. As such, all current and comparative share amounts have been restated to account for the 30 to 1 common share consolidation.

Year ended	FYE 2019	FYE 2018	FYE 2017**	FYE 2016**	FYE 2015**
Total Revenues	$5,413,594	$1,556,742	$200,498	$19,403	$Nil
Net income(loss)	($8,147,268)	($9,131,285)	($9,863,677)	($292,004)	($21,151)
Net income(loss) attributable to shareholders	($4,977,237)	($9,112,971)	($9,583,550)	($292,004)	($21,151)
Net income (loss) and Comprehensive Loss*	($8,302,415)	($9,458,213)	($9,882,067)	($301,183)	($21,151)
Basic and diluted loss per share	($0.13)	($0.10)	($0.16)	($29.20)	($2.12)
Weighted average shares	63,389,446	88,307,259	58,115,156	10,000	10,000

Year ended	FYE 2019	FYE 2018	FYE 2017**	FYE 2016**	FYE 2015**
Total assets	$16,001,049	$12,581,840	$5,301.044	$372,374	$4,300
Net Assets(liabilities)	($8,302,017)	(265,588)	$2,414,922	($318,034)	($16,851)
Share capital	$16,876,382	$16,876,382	$10,635,886	$4,300	($4,300)
Contributed surplus	$2,303,721	$2,089,462	$1,344,884	$Nil	$Nil
Deficit accumulated	($23,585,459)	($19,009,676)	($9,896,705)	($313,155)	($21,151)
Common Shares Issued and Outstanding	93,389,446	93,389,446	70,125,698	10,000	10,000
Dividends	$Nil	$Nil	$Nil	$Nil	$Nil

* Net income (loss) and comprehensive loss is the sum of Net income (loss) and foreign exchange translation adjustments less Comprehensive loss attributable to NCI.

** In accordance with the IFRS, Tower Three was considered for accounting purposes to be the successor company upon the completion of the Tower Three Transaction and consequently the Company reports the financial results of Tower Three as the Company's historical financial results for the fiscal years ended December 31, 2016 and 2015 in the Company's consolidated financial statements. Since Tower Three was incorporated in 2015, no financial results exist for the 2014 fiscal year.

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

	Years Ended December 31,
	2019	2018	2017	2016	2015
	($/C$)
End of period	0.7699	0.7329	0.7989	0.7448	0.7226
High for period	0.7332	0.7326	0.7278	0.6853	0.7148
Low for period	0.7699	0.8143	0.8243	0.7972	0.8529
Average for period	0.7537	0.7722	0.7710	0.7558	0.7830

On June 30, 2020 the most recent weekly publication of the Noon Buying Rate before the date of this Form 20-F reported that, as of June 30, 2020, the Noon Buying Rate for the conversion of dollars to Canadian dollars was $0.7347 per Canadian dollar.

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Forward-Looking Statement and Risk factors.

Forward-Looking Statements

This Form 20-F and the documents incorporated herein by reference contain forward-looking statements. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential" or "continue" or the negative of these or similar terms.

In evaluating these forward-looking statements, you should consider the following factors, as well as those described in "Risk Factors" below:

• changes to existing or new tax laws or methodologies impacting the Company's international operations, fees directed specifically at the ownership and operation of communications sites or international acquisitions, any of which may be applied or enforced retroactively, or failure to obtain an expected tax status for which the Company has applied;

• laws or regulations that tax or otherwise restrict repatriation of earnings or other funds or otherwise limit distributions of capital;

• changes in a specific country's or region's political or economic conditions, including inflation or currency devaluation;

• changes to zoning regulations or construction laws, which could be applied retroactively to existing communications sites;

• expropriation or governmental regulation restricting foreign ownership or requiring reversion or divestiture;

• actions restricting or revoking the Company's customers' spectrum licenses or suspending or terminating business under prior licenses;

• failure to comply with anti-bribery laws or similar local anti-bribery laws;

• material site security issues;

• significant increase in or implementation of new license surcharges on the Company's revenue;

• price setting or other similar laws or regulations for the sharing of passive infrastructure;

• uncertain or inconsistent laws, regulations, rulings or results from legal or judicial systems, which may be enforced retroactively, and delays in the judicial process; and

• changes in foreign currency exchange rates, including those arising from the Company's operations, investments and financing transactions related to its international business.

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

Risk Factors

An investment in the Common Shares of the Company must be considered highly speculative due to the nature of the Company's business. The risk and uncertainties below are not the only risks and uncertainties the Company may have. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company and cause the price of the Common Shares to decline. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly. In addition to the risks described elsewhere and the other information in this Form 20-F, the Company notes the following risk factors:

Company Risks

The Company's business depends on the demand for wireless communication services and wireless infrastructure, and it may be adversely affected by any slowdown in such demand. Additionally, a reduction in carrier network investment may materially and adversely affect the Company's business (including reducing demand for new tenant additions or network services).

Demand for the Company's wireless infrastructure depends on the demand for antenna space from its customers, which, in turn, depends on the demand for wireless communication services by their customers. The willingness of the Company's customers to utilize its wireless infrastructure, or renew or extend existing leases on its wireless infrastructure, is affected by numerous factors, including:

• consumer demand for wireless connectivity;

• availability or capacity of wireless infrastructure or associated land interests;

• location of wireless infrastructure;

• financial condition of customers, including their profitability and availability or cost of capital;

• willingness of customers to maintain or increase their network investment or changes in their capital allocation strategy;

• availability and cost of spectrum for commercial use;

• increased use of network sharing, roaming, joint development, or resale agreements by customers;

• mergers or consolidations among customers;

• changes in, or success of, customers' business models;

• governmental regulations, including local or state restrictions on the proliferation of wireless infrastructure;

• cost of constructing wireless infrastructure;

• technological changes, including those (1) affecting the number or type of wireless infrastructure needed to provide wireless connectivity to a given geographic area or which may otherwise serve as substitute or alternative to wireless infrastructure or (2) resulting in the obsolescence or decommissioning of certain existing wireless networks; or

• the ability to efficiently satisfy customers' service requirements.

A slowdown in demand for wireless connectivity or wireless infrastructure may negatively impact the Company's growth or otherwise have a material adverse effect on the Company. If the Company's customers or potential customers are unable to raise adequate capital to fund their business plans, as a result of disruptions in the financial and credit markets or otherwise, they may reduce their spending, which could adversely affect the Company's anticipated growth or the demand for the Company's wireless infrastructure or network services. The amount, timing, and mix of the Company's customers' network investment is variable and can be significantly impacted by the various matters described in these risk factors. Changes in carrier network investment typically impact the demand for its wireless infrastructure. As a result, changes in carrier plans such as delays in the implementation of new systems, new technologies (including small cells), or plans to expand coverage or capacity may reduce demand for its wireless infrastructure. Furthermore, the wireless industry could experience a slowdown or slowing growth rates as a result of numerous factors, including a reduction in consumer demand for wireless connectivity or general economic conditions. There can be no assurances that weakness or uncertainty in the economic environment will not adversely impact the wireless industry, which may materially and adversely affect the Company's business, including by reducing demand for its wireless infrastructure or network services. In addition, a slowdown may increase competition for site rental customers or network services. A wireless industry slowdown or a reduction in carrier network investment may materially and adversely affect the Company's business.

New technologies may reduce demand for wireless infrastructure or negatively impact revenues.

Improvements in the efficiency, architecture, and design of wireless networks may reduce the demand for the Company's wireless infrastructure. For example, new technologies that may promote network sharing, joint development, or resale agreements by its customers, such as signal combining technologies or network functions virtualization, may reduce the need for the Company's wireless infrastructure. In addition, other technologies, such as WiFi, DAS, femtocells, other small cells, or satellite (such as low earth orbiting) and mesh transmission systems may, in the future, serve as substitutes for, or alternatives to, leasing that might otherwise be anticipated or expected on wireless infrastructure had such technologies not existed. In addition, new technologies that enhance the range, efficiency, and capacity of wireless equipment could reduce demand for the Company's wireless infrastructure. Any significant reduction in demand for the Company's wireless infrastructure resulting from the new technologies may negatively impact the Company's revenues or otherwise have a material adverse effect on the Company.

The expansion or development of the Company's business, including through acquisitions, increased product offerings or other strategic growth opportunities, may cause disruptions in the Company's business, which may have an adverse effect on the Company's operations or financial results.

The Company may seek to expand and develop its business, including through acquisitions, increased product offerings, or other strategic growth opportunities. In the ordinary course of business, the Company may review, analyze, and evaluate various potential transactions or other activities in which it may engage. Such transactions or activities could cause disruptions in, increase risk or otherwise negatively impact its business. Among other things, such transactions and activities may:

• disrupt the Company's business relationships with its customers, depending on the nature of or counterparty to such transactions and activities;

• direct the time or attention of management away from other business operations;

• fail to achieve revenue or margin targets, operational synergies or other benefits contemplated;

• increase operational risk or volatility in the Company's business; or

• result in current or prospective employees experiencing uncertainty about their future roles with the Company, which might adversely affect the Company's ability to retain or attract key managers or other employees.

If the Company fails to retain rights to its wireless infrastructure, including the land interests, the Company's business may be adversely affected. The property interests on which the Company's wireless infrastructure resides, including the land interests under its towers, consist of leasehold interests. A loss of these interests may interfere with the Company's ability to conduct its business or generate revenues. For various reasons, the Company may not always have the ability to access, analyze, or verify all information regarding titles or other issues prior to purchasing wireless infrastructure. Further, the Company may not be able to renew ground leases on commercially viable terms. The Company's ability to retain rights to the land interests on which its towers reside depends on its ability to purchase such land, including fee interests and perpetual easements, or renegotiate or extend the terms of the leases relating to such land. If the Company is unable to retain rights to the property interests on which its wireless infrastructure resides, its business may be adversely affected.

Political, economic and other uncertainties in countries where the Company operates could negatively affect the company's business

The Company's business operations are currently located in Colombia, Mexico and Argentina. Although Colombia has a long-standing tradition of respecting the rule of law, which has been bolstered in recent years by the present government's policies and programs, no assurance can be given that the Company's plans and operations will not be adversely affected by future developments in Colombia. The Company's existing assets and proposed activities in Colombia are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions, and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as communications could have a significant effect on the Company. Any changes in regulations or shifts in political attitudes are beyond the Company's control and may adversely affect its business. The Company's business may be affected in varying degrees by government regulations with respect to restrictions on future expansion, price controls, export controls, foreign exchange controls, earnings repatriation, income and/or business taxes or expropriations.

In particular, operating in Colombia. Mexico and Argentina presents the following unique risks to the Company's business and operations:

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

Permits and Licenses

The Company's business activities in Colombia, Mexico and Argentina are each dependent on receipt of government approvals or permits to develop its business. Any delays in receiving government approvals or permits or no objection certificates may delay the Company's operations or may affect the status of the Company's contractual arrangements or its ability to meet its contractual obligations.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Colombia and Mexico of capital and distribution of earnings from Colombia, Mexico to foreign entities. However, there can be no assurance that restrictions on repatriation of capital or distributions of earnings from Colombia will not be imposed in the future. In the case of Argentina, even though the Company is entitled to distribute earnings to the parent entity, the amount must not exceed the 30% of the foreign investment received in that entity.

Foreign Currency Fluctuations

The Company's current and proposed business operations in Colombia, Mexico and Argentina render it subject to foreign currency fluctuations, which may materially affect its financial position. The Company holds Canadian and U.S. dollars and sends funds to Colombia, Mexico or Argentina in U.S. dollars, which are then converted into Colombian pesos, Mexican pesos or Argentinian pesos, as applicable. The important exchange rates for the Company are those for the U.S. dollar, Canadian dollar Colombian peso, Mexican peso and the Argentinian peso. While the Company is funding operations in Colombia, Mexico and Argentina, its results could be impaired by adverse changes in the U.S. dollar and Canadian dollar relative to each of the Colombian peso, Mexican peso and Argentinian peso. Prior and future equity financings result in the generation of Canadian dollar proceeds to fund the Company's activities, which are mostly incurred in U.S. dollars, Colombian pesos, Mexican pesos or Argentinian pesos. To the extent funds from such financings are maintained in Canadian dollars, the Company's results can be significantly impacted by adverse changes in exchange rates between the Canadian dollar, the U.S. dollar, the Mexican peso, the Argentinian peso and the Colombian peso.

The Company's operations may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with the Company's operations in Colombia, Mexico and Argentina, the Company may be subject to the exclusive jurisdiction of foreign courts or tribunals, or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental body because of the doctrine of sovereign immunity.

Security and guerrilla activity in Colombia could negatively impact the Company's business

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

There have been peace negotiations between the government and the Fuerzas Armadas Revolucionarias de Colombia (FARC) guerrillas for many years. A recent settlement has been reached to end the conflict, which is intended to bring further institutional strengthening and development, particularly to rural regions. The government's biggest challenge is to maintain a lasting peace and that demobilized members of the FARC rejoin civilian life, rather than regrouping in criminal bands.

Continuing attempts to reduce or prevent guerrilla activity may disrupt the Company's operations in the future. The Company may not be able to establish or maintain the safety of its operations and personnel in Colombia and this violence may affect its operations in the future. Any increase in kidnapping and/or terrorist activity in Colombia generally may disrupt supply chains and discourage qualified individuals from being involved in the Company's operations. Additionally, the perception that matters have not improved in Colombia may hinder the Company's ability to access capital in a timely or cost effective manner.

Devaluation of the Argentinian peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.

Since we generate a significant portion of our revenues in Argentinian pesos through our operations in that country, any devaluation may negatively affect the value of our earnings in that country"

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate published by the Banco de la Nación Argentina, in the year ended December 31, 2019 the devaluation of the peso against the U.S. dollar was 63.21% (compared to 104.23% and 17.39% in the years ended December 31, 2018 and 2017, respectively). The Argentine Peso lost 16.7% of its value against the U.S. dollar in the first six months of 2020.

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

On January 2014, a new consumer price index, the National Urban Consumer Price Index (Indice de Precios al Consumidor Nacional Urbano, or "IPCNu") was published with the aim of improving the accuracy of measurements of the evolution of prices in the Argentine economy. The IPCNu integrates a set of price indexes which allows for the monitoring of the change in several prices in the economy (wholesale, commodities and construction costs, among others) by considering the price information from all the provinces in Argentina. The IPCNu increased by 11.9% over the period from January to October 2015 (according to last available data); and by 23.9% in 2014. In the past, there has been a substantial disparity between the inflation indexes published by the INDEC and the higher inflation indexes estimated by private consulting firms. The INDEC estimated that the Argentine wholesale price index increased by 13.1% in 2012, 14.8% in 2013, 28.3% in 2014 and 10.6% in the period of January to October 2015 (according to the last available data because INDEC has not disclosed figures for November and December 2015). The INDEC resumed publication of the wholesale price index for full year since 2016, the Argentine Wholesale Price Index increased by 34.6% in 2016, 18.8% in 2017, 48.6% in 2018 and 50.6% in 2019 on a year-over-year comparison.

On January 8, 2016, the previous administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016 (which was not extended). During this state of emergency, the INDEC had suspended publication of certain statistical data (regarding prices, poverty, unemployment and GDP) until it completed a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information. As of the date of this Annual Report, INDEC has resumed publication of mentioned statistical data, although for some indicators it has not disclosed or provided re-estimated figures for certain time periods.

As a consequence of the aforementioned events, the full year 2015 inflation measure for IPCNu index was not disclosed, and according to last available data (from October 2015) the IPCNu registered an increase of 11.9% over the January to October 2015 period. As alternative guidance to IPCNu, the authorities suggested that other measures should be observed, such as those published by the statistical entity of the Autonomous City of Buenos Aires (IPC CABA) and the San Luis Province that registered an annual increase of 26.9% and 31.6% in 2015, respectively. IPCNu publication was resumed in June 2016 disclosing May 2016 monthly inflation figures, while data for the months in the period January to April 2016 remains unavailable. Taking this into account, IPCNu variation from May to December 2016 was 16.9% and, as alternative guidance, the indexes published by the Province of San Luis and the Autonomous City of Buenos Aires from January to April 2016 represented an increase of 13.9% and 19.2%, respectively. During 2017, the INDEC published monthly IPC index regularly, registering an increase of 24.8% on a year-over-year comparison. The cumulative IPC variation for the first six months of 2020 was 11.9%. Despite of the recession caused by the COVID-19 pandemic, the Argentine economy continues to experience high levels of inflation. If the value of the peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

Since a portion of our revenues are denominated in Argentinian pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations.

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

Since assuming office on December 10, 2019, President Fernandez has been devoted to renegotiate the Argentinian debt and trying to solve the short term economic problem. After a few months the priority moves to the COVID.19 pandemic, based on these facts we cannot confirm the course of the measures that can be adopted and will impact the telecommunication sector.

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

Argentina's economy may contract in the future due to international and domestic conditions which may adversely affect our operations.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina's. Global financial instability may impact the Argentine economy and cause a slowdown in Argentina's growth rate or could lead to a recession with consequences in the trade and fiscal balances and in the unemployment level.

Moreover, Argentine economic growth might be negatively affected by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina's fiscal results and generate uncertainties that might affect the economy's level of growth.

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

A portion of our operations, properties and customers are located in Argentina, and, as a result, our business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina. If economic and legal conditions in Argentina were to deteriorate, they could have an adverse effect on our financial condition, results of operations and cash flows.

Economic and legal conditions in Argentina remain uncertain which may affect our financial condition, results of operations and cash flows.

Although general economic conditions have shown improvement in the last decade, and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the nature of the changes in the Argentine political, economic and legal environment over the past several years has given rise to uncertainties about the country's business environment.

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

Social Disruptions and Instability in Colombia could disrupt the Company's Operations

Generally, companies operating in the telecommunications industry in Colombia have experienced various degrees of interruptions to their operations as a result of social instability. This uncertainty may affect operations in unpredictable ways, including disruptions of access of the Company's operators to the Company's towers. There can be no assurance that the Company will be successful in protecting itself against these risks and the related financial consequences. Further, these risks may not in any part be insurable in the event the Company does suffer damage.

Political Risk, Social Disruptions and Instability in Mexico

The Company does much of its business in Mexico. As such, the Company is subject to certain risks specific to doing business in Mexico, including currency fluctuations and possible political, social or economic instability. Further, the Company's activities may be affected in varying degrees by political stability and government regulations relating to the industry in which it operates. Operating in Mexico exposes the Company to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company's business activities and appropriation of assets. Some of the Company's assets may be located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. The Company cannot provide assurances that this type of social instability or labor disruption will not be experienced in future. The potential impact of future social instability, labor disruptions and any lack of public order in Mexico, and on the Company's operations in particular, is not known at this time. This uncertainty may affect operations in unpredictable ways, including disruptions of supplies and markets, ability to move equipment from site to site, or disruption of infrastructure facilities, including public roads, could be targets or experience collateral damage as a result of social instability, labor disputes or protests. The Company may be required to incur significant costs in the future to safeguard the Company's assets against such activities, incur standby charges on stranded or idled equipment or to remediate potential damage to the Company's assets. There can be no assurance that the Company will be successful in protecting itself against these risks and the related financial consequences. Further, these risks may not in any part be insurable in the event the Company does suffer damage.

The application of anti-bribery or corruption laws could impact the Company's operations

The Company's operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. It is possible that the Company, or some of its subsidiaries, employees or contractors, could be charged with bribery or corruption as a result of the unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations and corruption convictions could impair the Company's ability to work with governments or nongovernmental organizations. Such convictions or allegations could result in the formal exclusion of the Company from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization and increased investor concern.

If the Company fails to comply with laws or regulations which regulate its business and which may change at any time, the Company may be fined or even lose its right to conduct some of its business.

A variety of laws and regulations apply to the Company's business, including the laws of Colombia, Mexico and Argentina. Failure to comply with applicable requirements may lead to civil penalties or require the Company to assume indemnification obligations or breach contractual provisions. The Company cannot guarantee that existing or future laws or regulations will not adversely affect its business or result in additional costs. These factors may have a material adverse effect on the Company.

The Company's industry is heavily regulated and thus the Company is subject to substantial regulatory risks

The activities of the Company are subject to intense regulation by governmental authorities. Achievement of the Company's business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals could have a material adverse effect on the business, results of operations and financial condition of the Company. The business of the Company is subject to rapid regulatory changes. Failure to keep up with such changes may adversely affect the business of the Company and have a detrimental impact on the Company's business.

Changes in current or future laws or regulations could restrict its ability to operate its business as it currently does

The Company's business and that of its tenants are subject to various laws and regulations. In certain jurisdictions, these regulations could be applied or enforced retroactively, which could require that the Company modify or dismantle existing towers. Since the Company has operating subsidiaries that are incorporated in each of Colombia, Mexico and Argentina it is thus subject to the laws of such jurisdictions. For example, the Colombian Ministry of Communications has a protocol aimed to explain to local authorities and communities the existence of environmental impacts and negative effects on the health of the people. Zoning authorities and community organizations are often opposed to construction of communications sites in their communities, which can delay, prevent or increase the cost of new tower construction, modifications, additions of new antennas to a site or site upgrades, thereby limiting the Company's ability to respond to tenant demands. The regulations about distance of cell towers to schools, hospitals, and residences, depend on local authorities, as in Colombia the mayors of municipalities have the power to regulate in an autonomous way the matters related to telecommunication infrastructure. Existing regulatory policies may materially and adversely affect the timing or cost of construction projects associated with the Company's communications sites and new regulations may be adopted that increase delays or result in additional costs to the Company, or that prevent such projects in certain locations, and noncompliance could result in the imposition of fines or an award of damages to private litigants. In certain jurisdictions, there may be changes to zoning regulations or construction laws based on site location, which may result in increased costs to modify certain of the Company's existing towers or decreased revenue due to the removal of certain towers to ensure compliance with such changes. These factors could materially and adversely affect the Company's business, results of operations or financial condition.

Changes to the tax laws in Colombia, Mexico or Argentina could negatively impact the Company's business and operations.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Colombia, Mexico or Argentina, could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in any of the Company's profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

If radio frequency emissions from wireless handsets or equipment on wireless infrastructure are demonstrated to cause negative health effects, potential future claims could adversely affect the Company's operations, costs or revenues.

The potential connection between radio frequency emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. The Company cannot guarantee that claims relating to radio frequency emissions will not arise in the future or that the results of such studies will not be adverse to the Company. Public perception of possible health risks associated with cellular or other wireless connectivity services may slow or diminish the growth of wireless companies, which may in turn slow or diminish the Company's growth. In particular, negative public perception and regulations regarding these perceived health risks may slow or diminish the market acceptance of wireless services. If a connection between radio frequency emissions and possible negative health effects were established, the Company's operations, costs, or revenues may be materially and adversely affected. The Company currently does not maintain any significant insurance with respect to these matters.

The Company may be vulnerable to security breaches that could adversely affect its operations, business, operations, and reputation.

The Company's wireless infrastructure may be vulnerable to damage, disruptions, or shutdowns due to unauthorized access, computer viruses, cyber-attacks, and other security breaches. An attack attempt or security breach could potentially result in (1) interruption or cessation of certain of the Company's services to its customers, (2) the Company's inability to meet expected levels of service, or (3) data transmitted over the Company's customers' networks being compromised. The Company cannot guarantee that its security measures will not be circumvented, resulting in customer network failures or interruptions that could impact its customers' network availability and have a material adverse effect on its business, financial condition, or operational results. The Company may be required to expend significant resources to protect against or recover from such threats. If an actual or perceived breach of its security occurs, the market perception of the effectiveness of its security measures could be harmed, and the Company could lose customers. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. These attacks may be committed by the Company's employees, contractors or external actors operating in any geography. Any such events could result in legal claims or penalties, disruption in operations, misappropriation of sensitive data, damage to the Company's reputation, negative market perception, or costly response measures, which could adversely affect its business.

If the Company is unable to protect its rights to the land under its towers, its business and operating results would be adversely affected.

The Company's real property interests relating to its towers consist primarily of leasehold and sub-leasehold interests. A loss of these interests at a particular tower site may interfere with the Company's ability to operate tower sites and generate revenues. For various reasons, the Company may not always have the ability to access, analyze and verify all information regarding titles and other issues prior to completing an acquisition of communications sites, which can affect its rights to access and operate a site. From time to time the Company may also experience disputes with landowners regarding the terms of ground agreements for land under towers, which may affect the Company's ability to access and operate tower sites. Further, for various reasons, landowners may not want to renew their ground agreements with the Company, they may lose their rights to the land, or they may transfer their land interests to third parties, including ground lease aggregators, which could affect the Company's ability to renew ground agreements on commercially viable terms. The Company's inability to protect its rights to the land under its towers may have a material adverse effect on its business and operating results.

The Company could have liability under environmental and occupational safety and health laws.

The Company's operations are subject to the requirements of environmental and occupational safety and health laws and regulations, including municipal zoning regulations and height restrictions imposed by the Colombian DAAC-FAN (Colombia's FAA). Many of these laws and regulations contain information reporting and record keeping requirements. The Company may not be at all times in compliance with all environmental requirements. The Company may be subject to potentially significant fines or penalties if it fails to comply with any of these requirements. The requirements of these laws and regulations are complex, change frequently and could become more stringent in the future. In certain jurisdictions these laws and regulations could be applied or enforced retroactively. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on the Company's business, results of operations or financial condition.

The Company's towers, data centers or computer systems may be affected by natural disasters and other unforeseen events for which the Company's insurance may not provide adequate coverage.

The Company's towers are subject to risks associated with natural disasters, such as ice and wind storms, tornadoes, floods, hurricanes and earthquakes, as well as other unforeseen events, such as acts of terrorism. Any damage or destruction to, or inability to access, its towers or data centers may impact its ability to provide services to its tenants and lead to tenant loss, which could have a material adverse effect on its business, results of operations or financial condition.

As part of the Company's normal business activities, it relies on information technology and other computer resources to carry out important operational, reporting and compliance activities and to maintain its business records. The Company's computer systems could fail on their own accord and are subject to interruption or damage from power outages, computer and telecommunications failures, computer viruses, security breaches (including through cyber-attack and data theft), usage errors, catastrophic events such as natural disasters and other events beyond its control. If the Company's computer systems and its backup systems are compromised, degraded, damaged, or breached, or otherwise cease to function properly, it could suffer interruptions in its operations or unintentionally allow misappropriation of proprietary or confidential information (including information about its tenants or landlords), which could damage the Company's reputation and require the Company to incur significant costs to remediate or otherwise resolve these issues.

The Company may not have adequate insurance to cover the associated costs of repair or reconstruction for a major future event. Further, the Company may be liable for damage caused by towers that collapse for any number of reasons including structural deficiencies, which could harm the Company's reputation and require it to incur costs for which it may not have adequate insurance coverage.

The Company's operations are primarily in jurisdictions outside of Canada or the United States and consequently the Company is subject to the risks of foreign operations generally.

Currently the Company's operations are conducted in foreign jurisdictions including, but not limited to Colombia, Mexico or Argentina. The Company expects that receivables with respect to foreign sales will continue to account for a significant portion of its total accounts and receivables outstanding. As such, the Company's operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Company including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted. The Company's operations may also be adversely affected by social, political and economic instability and by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the Company's operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, its business may be harmed.

In the event of a dispute arising in connection with the Company's operations in a foreign jurisdiction where the Company conducts its business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company's activities in foreign jurisdictions could be substantially affected by factors beyond the Company's control, any of which could have a material adverse effect on the Company.

Some countries in which the Company may operate may be considered politically and economically unstable and, in some cases, failure to follow certain formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken by the Company. Management of the Company is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase the Company's cost of doing business or affect its operations in any area.

The Company may in the future enter into agreements and conduct activities outside of the jurisdictions where it currently carries on business, which expansion may present challenges and risks that the Company has not faced in the past, any of which could adversely affect the results of operations and/or financial condition of the Company.

The Company has a limited operating history.

The Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, lack of revenue and the risk that it will not achieve its growth objective. There can be no assurance that the Company's operations will be profitable in the future or will generate sufficient cash flow to satisfy its working capital requirements. Even if the Company does achieve profitability, it cannot predict the level of such profitability. If the Company sustains losses over an extended period of time, it may be unable to continue its business.

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

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. The Company attempts to enhance its management and technical expertise by recruiting qualified individuals who possess desired skills and experience in certain targeted areas. The Company's inability to retain employees and attract and retain sufficient additional employees as well as, engineering, and technical support resources could have a material adverse impact on the Company's financial condition and results of operation. Any loss of the services of such individuals could have a material adverse effect on the Company's business, operating results or financial condition.

The Company conducts business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities.

As we operate internationally, we are subject to the United States' Foreign Corrupt Practices Act of 1977 and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act of 1977, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and consultants. However, our existing safeguards and any future improvements may prove to be less than effective and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act of 1977 may result in criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

As a foreign private issuer, we are not subject to U.S. proxy rules and are exempt from filing certain reports under the Securities Exchange Act of 1934.

As a foreign private issuer, we are exempt from the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file annual and current reports and financial statements with the United States Securities and Exchange Commission (the "SEC") as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act, and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act.

If we were to lose our foreign private issuer status, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would have to present our financial statements under US GAAP and may also be required to modify certain of our policies to comply with corporate governance practices applicable to U.S. domestic issuers. Such conversion and modifications will involve additional costs.

If we were a "passive foreign investment company" for U.S. federal income tax purposes for any taxable year, U.S. Holders of Common Shares could be subject to adverse U.S. federal income tax consequences.

If we were a "passive foreign investment company" ("PFIC") within the meaning of Section 1297 of the U.S. Internal Revenue Code, as amended, for any taxable year during which a U.S. Holder held Common Shares, certain adverse U.S. federal income tax consequences may apply to the U.S. Holder. We do not believe we have been a PFIC and do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the reasonably foreseeable future, although there can be no assurance that the U.S. Internal Revenue Service ("IRS") will not challenge our determination in this regard or that we will not be a PFIC for the current taxable year or any subsequent taxable year. Our possible status as a PFIC must be determined annually and therefore may be subject to change. This determination will depend on the composition of our income and assets, the market valuation of our assets (including, among others, our goodwill) from time to time, and our spending schedule for cash balances and the proceeds of any offering, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC, U.S. Holders of Common Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest ordinary income tax rate on gains recognized from the disposition of Common Shares and on certain actual or deemed distributions with respect to Common Shares, interest charges on certain taxes treated as deferred, and additional reporting requirements.

The Company has never paid dividends and has no intention of paying dividends.

The Company has no earnings or dividend record and does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings. The payment of future cash dividends, if any, will be reviewed periodically by the Company's board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

The Company is subject to a going-concern risk.

The Company's financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company's future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. The audit opinion on our financial statements for the year ended December 31, 2019 includes a paragraph related to the material uncertainty regarding the Company ability to continue as a going concern. There can be no assurances that the Company will be successful in completing an equity or debt financing or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Global and national health concerns, including the outbreak of pandemic or contagious diseases, such as the recent COVID-19 (coronavirus), may adversely affect the business and operations of the Company

The outbreak of the COVID-19 pandemic has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the coronavirus while seeking to maintain essential services. These measures have included, without limitation, social distancing, the temporary closure of non-essential businesses, stay-at-home and work-from-home policies, self-imposed quarantine periods, border closures and travel bans or restrictions. These measures have significantly disrupted retail and commercial activities in most sectors of the economy and created extreme volatility in financial markets. This has resulted in a sharp economic downturn marked by rising levels of unemployment, as most businesses have reduced or ceased business operations, and reduced consumer spending. These adverse economic conditions are expected to continue for as long as the measures taken to contain the spread of COVID-19 persist and certain of such conditions could continue even upon the gradual removal of such measures and thereafter, especially given that a certain segment of the general public, including certain of our customers and employees, may voluntarily choose to continue to apply such measures due to health concerns regarding COVID-19.

These measures and conditions may adversely affect our business, financial condition, liquidity and financial results for as long as the measures adopted in response to the COVID-19 pandemic remain in place or are re-introduced and potentially upon their gradual or complete removal, including, without limitation, as follows, and such adverse effect could be material:

  access to capital may be affected;
  access to refinancing may be limited;
  cost of capital may increase;
  liquidity may be affected by customers delaying the payment of our invoices;
  cost of construction of towers may increase; and
  ability to construct towers on areas under lock down may be affected.

Item 4. Information on the Company

A. History and Development of the Company

Name and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (hereinafter, the "BCBCA") on September 12, 2005 as "Pacific Therapeutics Ltd." On January 12, 2017, in connection with the completion of the Tower Three Transaction (as defined below) the Company changed its name to "Tower One Wireless Corp."

The head office and registered and records office of the Company is located at Suite 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada. The Company's phone number is (917) 546-3016 and its web site is www.toweronewireless.com. The information on our website does not form a part of this Form 20-F.

The Company is a reporting Company in British Columbia and Ontario and its common shares are listed for trading on the Canadian Securities Exchange ("CSE"), the Frankfort Stock Exchange and are quoted on the Pink Open Market operated by the OTC Markets Group.

General Development of Business

Before the completion of the Tower Three Transaction (defined below), the Company was a development stage specialty pharmaceutical company focused on developing late stage clinical therapies and in-licensed novel compounds for fibrosis, erectile dysfunction (ED) and other indications.

Significant Acquisitions, Dispositions and other Events

Tower Three Transaction

On January 12, 2017, the Company completed a "fundamental change" transaction (the "Tower Three Transaction"), with Tower Three SAS, a limited liability company formed under the laws of the Republic of Colombia on December 30, 2015 ("Tower Three"),  pursuant to a share exchange agreement made effective as of October 19, 2016, as amended (the "Acquisition Agreement") among the Company, Tower Three and the shareholders of Tower Three (the "Selling Shareholders"), whereby the Company acquired 100% of the securities of Tower Three from the Selling Shareholders, by issuing 30,000,000 common shares of the Company to the Selling Shareholders on a pro-rata basis, following the completion of which, Tower Three is now a wholly-owned subsidiary of the Company. Following the completion of the Tower Three Transaction, the Company began conducting the principal business in Colombia, Argentina and USA.

The Company's board of directors (the "Board") was reconstituted in conjunction with the closing of the Tower Three Transaction. The Board is now comprised of three (3) members, being Alejandro Ochoa, Fabio Alexander Vasquez and Robert Horsley. The Company's senior management now consists of Alejandro Ochoa (President and Chief Executive Officer), Santiago Rossi (Chief Financial Officer), and Luis Parra (Chief Operating Officer). See "Directors and Officers" below for further information.

Acquisition of Innervision S.A.S.

As at December 31, 2018, the Company owned 90% of Innervision S.A.S. ("Innervision"), a private company incorporated under the laws of Colombia, through its wholly owned subsidiary Tower Three S.A.S ("Tower Three").

In October 2019, the Company completed the acquisition of the remaining common shares of Innervision not previously owned by Tower Three. The Company acquired the remaining 10% interest for total purchase price of $2,685 ($7,000,000 Colombian Peso). As the Company previously controlled Innervision, the transaction resulted in a change to the Company's ownership stake and was accounted for as an equity transaction. The difference between the non-controlling interest and the fair value of consideration paid was recognized directly in deficit.

Acquisition of Evolution Technology SA

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina. Since its incorporation on March 10, 2016, Evotech has obtained various permits for constructing cellular towers and also has two master lease agreements with two major telecom carrier in Argentina. To obtain the 65% ownership interest in Evotech, the Company paid US$350,000 to the original shareholders of Evotech and transferred US$400,000 to Evotech for operating expenses. The Company also issued 1,500,000 common shares with a fair value of $480,000 to the shareholders of Evotech. In addition, the Company is committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000.

Acquisition of Tower Construction & Technical Services Inc.

On October 18, 2017, the Company entered into an escrow agreement with the shareholders of Construction &Technical Services, Inc. ("TCTS") to acquire a 70% ownership interest in TCTS. To obtain this 70% ownership interest in TCTS the Company committed to operate TCTS's business and financial affairs and no cash or equity consideration was provided for this acquisition. TCTS is a Florida company, headquartered in Miami, Florida and established in 2010 that provides its customers with comprehensive telecommunications services including turnkey solutions covering all aspects of tower erecting needs including: wireless infrastructure, tower building solutions and fiber to home. TCTS as active master services agreements with multiple large companies including T-Mobile, Ericsson, Signfox.

On March 1, 2019, the Company entered into an agreement to acquire the remaining 30% ownership interest of TCTS for total purchase price of $106,121 (US$80,000). As the Company previously controlled TCTS, the transaction resulted in a change to the Company ownership stake and was accounted for as an equity transaction. The $106,990 difference between the acquisition of $869 non-controlling interest and $106,121 fair value of consideration paid was recognized directly in deficit.

On August 1, 2019, the Company entered into a Joint Venture Agreement with a third party, Enervisa US LLC ("Enervisa") and sold 50% of outstanding shares of TCTS for $330,397 (US$250,000) to fund the operation of TCTS. The Company determines that the sale of the 50% of TCTS shares did not constitute a loss of control. The issuance of the shares is accounted for an equity transaction and resulting a non-controlling interest of $698,030. The non-controlling interest consists of $519,983 of Enervisa's share of TCTS's net loss for the period from January 1, 2019 to August 1, 2019 which is included in net attributable to non-controlling interests on the consolidated statement of changes in equity (deficiency). As at December 31, 2019, the Company has received $258,001 for the sale of 50% of the outstanding shares of TCTS. Subsequent to the year ended December 31, 2019, the remaining balance was advanced to the Company by Enervisa.

Master Lease Agreement with Claro

On October 24, 2017, Tower Three signed a master lease agreement with Claro Colombia, which allows Tower Three to lease tower sites in Colombia to Claro. Claro is believed to be the largest provider of mobile phone services in Colombia with an estimated 60% of the market share in that country.

Expansion into Mexico

On April 3, 2018, the Company entered into an acquisition agreement with Comercializadora Mexmaken, SA de CV, a Mexican-based private tower company. In consideration for the acquisition, the Company issued 7,500,000 common shares of the Company at $0.185 per share for an aggregate value of $1,312,500. Following completion of the acquisition, the Company own 90% of the issued and outstanding share capital of Comercializadora Mexmaken, SA de CV, which became a subsidiary of the Company. Comercializadora Mexmaken, SA de CV, owns, builds and leases cellular towers to the telecom industry in Mexico, has a master lease agreement with AT&T. This transaction was successfully completed on May 18, 2018.

During 2018, Comercializadora Mexmaken, SA de CV obtained a new Master Service Agreement with Redes Altan. Under this new agreement, the Company has constructed 36 towers in Mexico as of the date of this report.

On February 2020, the Company changed the name of Comercializadora Mexmaken, SA de CV to Tower One Wireless Mexico, SA de CV.

Inter-Corporate Relationships

Upon the completion of the Tower Three Transaction, Tower Three became a wholly-owned subsidiary of the Company, and currently manages the Company's operations in Colombia. Tower Three also has a wholly-owned subsidiary, Fundacion Communicar Para Educara Colombia Foundation, which is a non-profit initiative established with the goal of creating and distributing educational devices for the developing world. The Company has 65% equity interest in Evotech, which manages the Company's operations in Argentina. The Company also owns 90% of Tower One Wireless Mexico. The Company also owns a 50% equity interest in TCTS, which manages the Company's operations in the United States.

The following table identifies the material intercorporate relationships of Tower One:

Subsidiary	Place of Incorporation	Percentage of Voting
		Securities
		Beneficially Owned,
		or Controlled or
		Directed, directly or
		indirectly, by Tower
		One
Tower 3 SA	Buenos Aires, Argentina	100%
Evolution Technology SA	Buenos Aires, Argentina	65%
Tower 2 SAS	Buenos Aires, Argentina	100%
Tower Three SAS	Bogota, Colombia	100%
Fundacion Communicar Para Educara Colombia Foundation (wholly-owned subsidiary of Tower Three)
	Bogota, Combodia	100%
Innervision SAS	Bogota, Colombia	100%
Tower One Wireless Mexico S.A. de C.V. (Previously Comercializadora Mexmaken S.A. de C.V	Mexico City, Mexico	90%
Tower Construction & Technical Services, Inc.	Miami, FL, USA	50%

Private Placements

Concurrent with the closing of the Tower Three Transaction on January 12, 2017, the Company completed a private placement (the "Private Placement") of units (the "Units"), at a price of $0.15per Unit for gross proceeds of $2,322,737. Each  Unit consisted of one share of the Company's common stock ( a "Common Share") and one transferable Common Share purchase warrant ( a "Warrant"), with each whole Warrant entitling the holder to purchase, for a period of 12 months from the date of issue, one additional Common Share at an exercise price of $0.40per Common Share. The Warrants also have an acceleration clause whereby if the closing price of the Common Shares is greater than $0.60 per Common Share for a period of ten (10) consecutive trading days, the Company will have the right to accelerate the expiry of the Warrants by giving notice to the holders of the Warrants by news release or other form of notice permitted by the certificate representing the Warrants that the Warrants will expire at 4:30 p.m. (Vancouver time) on a date that is not less than ten (10) days from the date notice is given. As compensation for raising proceeds under the Private Placement, eligible finders and brokers received cash commission of 8% of the gross proceeds raised in the Private Placement and compensation Warrants (the "Financing Warrants") entitling the finder or broker to purchase Common Shares up to 8% of the number of Placement Units sold in the Private Placement, exercisable at a price of $0.40 per Common Share for a period of 12 months from the date of issuance of the Financing Warrants, subject to an acceleration provision. As at December 31, 2019, there are no Warrants outstanding from this Private Placement.

Warrant Incentive Programs

After the completion of the Private Placement, the Company instituted an incentive program, whereby holders of Warrants were granted incentive warrants (the "Incentive Warrants") that were exercisable at $0.50 per share within 12 months of issuance if they exercised their Warrants from June 21, 2017 to July 21, 2017. As a result of this incentive program, 3,774,466 Warrants were exercised with total proceeds of $1,132,340 and 3,774,466 Incentive Warrants were issued.

The Company instituted a second incentive program that provided for the following: (i) that the expiration date of the Warrants was extended to March 30, 2018, (ii) the exercise price of the Warrants and the Incentive Warrants was reduced to $0.25 per share, and (iii) additional warrants with an exercise price of $0.40 per share were issued to current holders of Warrants and Incentive Warrants in consideration for such Warrants or Incentive Warrants to be exercised prior to March 30, 2018. The deadline for this incentive program was extended to April 6, 2018, and on such date a total of 8,665,201 Warrants and Incentive Warrants were exercised to acquire 8,665,201 Common Shares at a price of $0.25, which resulted in $2,166,300 in gross proceeds for the Company. As at December 31, 2019, there are no incentive warrants outstanding.

The Company utilized these funds to continue to build wireless cellular towers, predominately in Argentina as well as for general corporate purposes.

Other Warrant Issuances

June 2018 Offering

In June 2018, the Company issued secured convertible debentures for gross proceeds of $1,000,000 under the following terms:

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

In November 2018, the terms of these convertible debentures were modified as follows:

  the conversion price was reduced to $0.10 per common share;
  the expiry date of the original warrants was extended to November 13, 2019;
  the exercise price of the share purchase warrants was reduced to $0.125 per common share; and
  the Company issued 5,000,000 additional common share purchase warrants to the purchasers exercisable at a price of $0.125 per common share, subject to certain adjustments in certain events with an expiry date of November 13, 2019.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

November 2018 Offering

In November 2018, the Company issued secured convertible debentures for gross proceeds of $500,000 under the following terms:

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
  The Company issued new common share purchase warrants (the "New Warrants") to each holder of the original warrants, resulting in an aggregate of 15,000,000 new warrants being issued. Each New Warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of $0.09 per Common Share, with each new warrant set to expire on November 13, 2020; and
  The Company has the right to repurchase all of the original warrants and New Warrants for $300,000 in aggregate at any time before their respective expiry dates.

In September 2019, the Company further extended the term with the existing lenders.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a 10% penalty on the total outstanding amounts under the principal. During the year ended December 31, 2019, the Company paid the penalty of $75,000 and recorded the penalty as interest expense in the consolidated statements of comprehensive loss.

In December 2019, the Company further extended the term with the existing lenders.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a 1% penalty on the total outstanding amounts under the principal, as well as an additional 2% penalty on the total outstanding amounts under the principal to be added to the principal if the outstanding amounts are not repaid by January 14, 2020.

During the year ended December 31, 2019, the Company paid the penalty of $7,500 and recorded the penalty as interest expense in the consolidated statements of comprehensive loss.

On April 30, 2020, the Company announced that it has issued 714,286 common shares of the Company at a deemed price of $0.07 per share to the lenders of the convertible debentures pursuant to a Settlement and Release Agreement. The Settlement Agreement was entered into to address outstanding obligations of the Company relating to the convertible debentures facility.

In June 2020, the Company completed full repayment of the remaining outstanding indebtedness under the convertible debentures. With this repayment, the Company has fully repaid all amounts advanced under the convertible debentures facility and is authorized to discharge all security interests registered thereunder.

Principal Capital Expenditures

The Company's principal capital expenditures are the acquisition of wireless tower sites and the development of cellular towers on such sites. The Company funds these capital investments primarily through funds received through capital market raises such as the Private Placement, the Incentive Warrant Convertible Debenture facility, the three year term bond program, the financial debt from third parties and from cash generated from the operating activities.

As of June 30, 2020, the Company has 63 towers under construction in Argentina (29), Colombia (31) and Mexico (3).

Internet Availability and Additional Information

The SEC maintains an internet site at www.sec.gov that contains our current and periodic reports, including our proxy and information statements and other information regarding issuers such as the company that file electronically with the SEC. Our web address is: https://www.toweronewireless.com.

All websites referred to herein are inactive textual references only, meaning that the information contained on such websites is not incorporated by reference herein and you should not consider information contained on such websites as part of this document unless expressly specified.

B. Business Overview

The Company is a pure-play, Build-to-Suit ("BTS") tower owner, operator and developer of multitenant communications real estate. The Company's primary business is the leasing of space on communications sites to mobile network operators ("MNOs") in countries it services with lease terms of over 10 years. Each tower is built with an initial anchor tenant commitment and space for an additional 1-3 tenants, or collocations. The Company does not build any towers without an anchor tenant in place. The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. BTS is a process where a long-term lease is secured with a tenant prior to the construction of a tower. Terms are outlined in master lease agreements ("MLAs") with tenants. As of December 31, 2019, the Company had a total of 9 signed MLA agreements with major MNOs in Argentina, Colombia and Mexico and a total backlog of over 50 sites.

The Telecommunications Tower Industry

The telecommunications tower industry leases different structure types (monopole, self-supporting, guyed, and rooftop) to MNOs to create a cell site. A cell site is an area within an MNO's wireless network which is serviced by an antenna array. The Company can host multiple MNO tenants on a single tower with marginal incremental cost. Each additional tenant is referred to as a "collocation".

The process of building a tower for an MNO starts with the MNO issuing "search rings" to the tower company. A search ring represents a radius around a specific global positioning system or "GPS" coordinate and a height requirement for the MNO. A cell site within this search ring is critical for the MNO to provide quality cellular coverage to its customers. Mostly due to the critical nature of the cell site's location, little migration occurs among MNOs once a cell site is in place. After issuing a search ring, the Company looks for places to construct a tower. This process is called "site acquisition" and takes anywhere from 1 to 90 days. Following completion of the site acquisition process, or in many cases concurrently with completion, the Company seeks permitting from local authorities as well as the Aeronautica Civil (Colombia), ANAC (Argentina) or Directorate General of Civil Aviation (Mexico). The final step is construction of the tower, which typically takes less than 30 days. From start to finish, on average an individual MNO tower site takes approximately 180 days to be placed in service.

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

The Company's Tower Portfolio

Through its subsidiaries, as of June 30, 2020, the Company has 89 constructed towers, with 46 located in Argentina and 34 located in Colombia and 9 located in Mexico. A total of 22 of the Company's 89 constructed towers have a second tenant collocating, representing 1.25 tenants per in-service tower. Further, there are 63 towers currently under construction, 29 of which are in Argentina, 31 of which are in Colombia and 3 of which are in Mexico.

See below for a summary of the Company's tower portfolio:

Country	Constructed Towers	Collocations	Tenants	Towers Under Construction
Argentina	46	16	62	29
Colombia	34	6	40	31
Mexico	9	-	9	3
Total	89	22	111	63

The above summary reflects the Company's sale of 22 towers in Colombia in 2018 to a third party for $2,516,354 (USD), the sale of 9 towers in Argentina in 2019 to a third party for approximately $1,400,000 (USD), and the sale of 28 towers in Mexico in June 2020 for approximately $2,800,00 (USD).

Products and Services

The Company's revenue is primarily derived from tenant leases on the towers it owns and operates in Argentina, Colombia and Mexico. The lease terms of each structure type are outlined in the MLAs, and these agreements include information about lease amounts by structure type, annual increases and adjustments for local inflation, collocation terms, and minimum infrastructure design requirements. The lease payment amount depends on a number of factors including tower location, height and amount of equipment on the tower. Expenses at the tower site include insurance and maintenance expenses, and in certain cases, property taxes. Ground rent and power and fuel costs are passed through to the Company's tenants. In the tower industry, tower level cash flow ("TCF") is defined as leasing revenue from the tenants less the expenses at the tower site. The Company also received revenue for the sale of certain towers.

The Company's operations are concentrated in Colombia, Argentina, Mexico and the United States. During the year ended December 31, 2019, the Company recorded total of revenues of $3,362,518, $1,102,810, $386,507, and $561,759 in Colombia, Argentina, Mexico and the United States respectively, while the Company recorded total assets of $3,338,980, $5,930,365, $4,746,619 and $359,458, in Colombia, Argentina, Mexico and the United States respectively.

	Argentina $	Colombia $	Mexico $	United States of America $	Total $
December 31, 2019
Tower rental revenue	1,102,810	292,848	244,978	-	1,640,636
Service revenue	-	-	-	561,759	561,759
Sales revenue	-	3,069,670	141,529	-	3,211,199
Total Revenues	1,102,810	3,362,518	386,507	561,759	5,413,594

December 31, 2018
Tower rental revenue	490,202	161,826	-	-	652,028
Service revenue	-	-	-	904,714	904,714
Sales revenue	-	-	-	-	-
Total Revenues	490,202	161,826	-	904,714	1,556,742

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

The Company believes that governments in the region want to make access to and use of mobile broadband universal, a goal shared by mobile network operators. The Company expects this will require a multidimensional approach and collaboration between governments and the mobile industry, with the former supporting industry-led initiatives with policies and programs that create the right incentives and an enabling environment for extending connectivity to underserved areas. The Company also believes that in many cases mobile network operators' efforts to improve coverage are hampered by inefficient and arduous regulation from governments and policymakers, including onerous coverage obligations, strict quality-of-service ("QoS") expectations, and restrictive planning laws around new infrastructure deployment which, together, make for a challenging regulatory environment. In many markets, this continues to be less of the case and as these markets mature they adopt many programs such as strict timelines for licensing and the utilization of government properties to enhance deployment speeds.

Additionally, of the 90% of the population of Latin America who have access to mobile broadband services, just over 160 million people, or approximately a quarter of the population, subscribed to such services. This means that three-quarters of the population do not currently subscribe to mobile broadband services, primarily due to affordability and/or consumer challenges.

Mobile network operators in Latin America face a tough balancing act in allocating capital across multiple divergent needs: investing in network expansion projects to meet coverage obligations, or boosting network capacity in existing service areas to address QoS expectations (most countries in Latin America have more than 3,500 users (subscribers) per cell site, compared to around 1,000 or fewer in the US and other developed markets). The Company believes that this puts an additional burden on mobile network operators and inadvertently weakens the business case for investment in coverage expansion. The Company believes that tower companies - like the Company - have a role to play in creating and sustaining an enabling environment for effective investment in infrastructure deployment for carriers and operators.

The Company's infrastructure sharing is intended to enable mobile network operators to deploy networks more efficiently, optimize asset utilization and reduce operating costs compared with standalone deployment by the mobile network operator. It is also designed to minimize duplication of infrastructure, which has come under the spotlight in many countries due to growing environmental and public safety concerns.

The Focus Markets: Argentina, Colombia and Mexico

The Company operates in the three largest Spanish-speaking countries in Latin America: Argentina, Colombia and Mexico. The Company's focus markets have an estimated total population of approximately 220 million people.

Source: The World Factbook

The Company estimates there are currently over 60,000 tower sites in these markets with over 3,500 subscribers per tower. This figure differs substantially from the U.S. average of approximately 1,200 subscribers per cell site, which the Company believes points to the need for more towers in the region. Furthermore, the Company believes a key driver for further cell site growth in these markets is the substantial increase in mobile data consumption per user. Mobile data consumption per user in Latin America was 0.9 GB per month in 2016 and is projected to grow roughly 6 times that to 5.4 GB per month by 2021 per the GSMA Association ("GMSA").

Demand Figures	Argentina	Colombia	Mexico	Total Markets	U.S.
Subscribers per Cell Site	3,777	3,626	3,535	approx. 3,600	approx. 1,200
Towers Sites	16,150	15,553	30,349	62,052	approx. 300,000
Annual Towers Needed	1,400+	1,400+	4,900+	7,700	n.a
MNO CapEx ('16-'20)	C$12B	C$8B	C$14B	C$34B	n.a

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

The Company believes that Argentina market has many positive characteristics with regard to its potential for tower companies - with three sizeable, competitive mobile operators vying for market share, high penetration yet potential for subscriber growth, and a burgeoning 4G mobile market. Significant tower infrastructure will be required to meet coverage targets and to cater to mobile data growth in large population centers. The latest political and economic events are still being assessed to understand the effects on the mobile operators tower construction growth.

The Colombian Market

Colombia has a population of 48 million and GDP per capita of approximately $18,850. There are 15,553 towers in Colombia as of October 2018 with approximately 3,626 subscribers per cell site, according to TowerXchange. The Company believes over 1,400 towers annually are needed in Colombia to meet demand and we believe that MNOs are planning to spend approximately $8 billion from 2016 through 2020 on capital expenditures, per GSMA. Major MNOs include Avantel, Claro Colombia, Telefonica and Tigo. The Company works with the four major carriers in Colombia and has MLAs with Telefonica, Claro, and Avantel. The Company has 21 towers with Tigo, and is working on getting an MLA in place. The Company believes further demand drivers of future cell sites include a pro-infrastructure political climate, carrier LTE deployments and a planned network investment of over $300 million by Tigo.

In December 2019, the government made an auction of the 700MHz spectrum and the MNOs that participated, were awarded with more than 3000 locations that should receive telecommunications services in the upcoming 4 years. This commitment is mandatory for the MNOs and this is the base to, strongly believe, that the growth for the tower's companies in Colombia will be constant and robust.

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

In Colombia, there are less than eight tower companies; Argentina, less than five tower companies; and Mexico, less than 12 tower companies. The Company believes there is ample room for its business to serve clients in these countries.

Seasonality

Not Applicable

C. Organizational structure

The following are the Company's subsidiaries along with the percentage ownership and jurisdiction of incorporation:

Subsidiary	Place of Incorporation	Percentage of Voting
		Securities
		Beneficially Owned,
		or Controlled or
		Directed, directly or
		indirectly, by Tower
		One
Tower 3 SA	Buenos Aires, Argentina	100%
Evolution Technology SA	Buenos Aires, Argentina	65%
Tower 2 SAS	Buenos Aires, Argentina	100%
Tower Three SAS	Bogota, Colombia	100%
Innervision SAS	Bogota, Colombia	100%
Tower One Wireless Mexico SA de CV (Previously Comercializadora Mexmaken SA de CV	Mexico City, Mexico	90%
Tower Construction & Technical Services, Inc.	Miami, FL, USA	50%

D. Property, plant and equipment.

As of June 30, 2020 the Company has 89 towers built as of the date of this report, and another 63 under construction. In Argentina, the Company has 46 constructed towers with 16 collocations and 29 under construction. In Colombia, the Company has 34 constructed towers with 6 collocations and 31 under construction. In Mexico, the Company has 9 constructed towers and 3 under construction.

The Company's interests in its towers are comprised of a variety of ownership interests, including leases created by long-term ground lease agreements, easements, licenses or rights-of-way granted by government entities. A typical tower site consists of a compound enclosing the tower site, a tower structure and one or more equipment shelters that house a variety of transmitting, receiving and switching equipment. In addition, the Company's sites typically include backup or auxiliary power generators and batteries.

The principal structure types of the Company's towers are monopole towers, self-supported towers and rooftops. A monopole tower is a tubular structure that is used primarily to address space constraints or aesthetic concerns. Monopole towers typically have heights ranging from 100 to 200 feet. A monopole tower site used in metropolitan areas for a typical communications tower site can consist of a plot of land of fewer than 1,000 square feet. A self-supported tower ("SST") is a stem-pattern tower which is compiled and connected to form a self-supporting frame without any other subvention. SST towers have a conventional form of tower frame which is designed to withstand wind pressure and the geographic condition at the tower's location. The height of the SST can be anywhere between 100 to 400 feet. A rooftop lease usually requires only a fraction of the space, as a mobile network operator may require as little as 50 square feet for each cell site installation.

Our head office is located at 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada. We currently lease this office location.

We also maintain regional offices in Colombia at: 302 Torre Andina P.H, AV 82 # 12-24 Bogota, in Argentina at: 555 TTe. Gral Juan Domingo Peron, Piso 2, Buenos Aires, in Mexico at: Lago Nargis 34 Piso 3-A, Colonia Granada, CDMX C.P 11520 and in USA at: 1110 Brickell Avenue, Suite 803, Miami, FL, 33131 We currently lease these office locations.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements for each of the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017 have been prepared in accordance with IFRS. This discussion contains forward-looking statements that involve certain risks and uncertainties. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See Item 3.D, "Key Information - Risk Factors".

General

The Company is a pure-play, BTS tower owner, operator and developer of multitenant communications real estate. The Company's primary business is the leasing of space on communications sites to MNOs.. The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. BTS is where a long-term site lease is in hand with a tenant prior to undergoing construction. As of June 30, 2020, the Company had a total of nine (9) signed MLA agreements with major MNOs in Argentina, Colombia and Mexico.

Corporate Highlights

The Company's highlights during the year ended December 31, 2019 and the interim period up until the date of this report include:

  The Company has signed 2 new MLAs, one in Argentina and the other in Colombia.
  A total of 63 new towers were constructed during this year, and 13 new collocations were signed.
  As of December 31, 2019, an additional 61 sites were in different stages of Work in Progress (31 in Argentina, 30 in Colombia and 10 in Mexico).

  The Company announced that in the first quarter 2019, 22 towers were sold in Colombia.
  The Company announced that in the first quarter 2020, 9 towers were sold in Argentina, and 1 more is expected to be sold in the third quarter 2020.
  The Company announced a comprehensive update on recent company milestones throughout Argentina, Colombia, and Mexico. The Company now has a total of one hundred and fourteen  (114) completed wireless towers throughout Argentina, Colombia and Mexico, with twenty two (22) collocations hosting up to three (3) Mobile Network Operators per tower; and sixty one (61) additional towers are now under construction in Argentina, Colombia and Mexico. Tower One has a backlog of over one hundred sites awarded for Build To Suit "BTS" tower construction and intends to aggressively expand its portfolio of completed and tenanted towers throughout 2020-2021.
  During the year ended December 31, 2019, a total of 15,924,860 warrants were granted.
  In the second quarter of 2019, the Company repaid 50% of the original principal amount of the convertible debentures of $750,000.
  During the year ended December 31, 2019, the Company renegotiated the terms of the loans with three of the related party lenders, in consideration for the extension of the maturity date of the loans, the Company agreed to incur total penalties of $212,312 (US $160,000) which were added to the principal balance of the loans. In addition, the Company agreed to add the interest accrued as of the date of renegotiation of $539,236 (US $395,259) to the principal balance of the loans and to reduce the interest rate to 12%. The renegotiation of the loans was deemed to be an extinguishment of the original liabilities and $212,312 was recorded as a loss on extinguishment.
  During the year ended December 31, 2019, the Company issued 9,880 bonds with an aggregate principal amount of $988,000 in addition to the bonds issued in 2018, the total principal amount is $1,954,300. The bonds mature on September 21, 2021, bear simple interest on the principal amount at a fixed rate of 10% per annum payable monthly on the last day of each month, and are secured by all of the Company's assets.
  During the year ended December 31, 2019, the Company entered into a development agreement (the "Development Deal") with a third party that provides funding for the development of up to 150 towers in Mexico and Colombia, valued at more than $26,000,000.
  Management continued to actively focus on capital raising to support the Company's tower business and general working capital.

Results of Operations

The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2019, 2018 and 2017:

	2019	2018	Change from 2018 to 2019	2017	Change from 2017 to 2018
	$	$	$	$	$
Revenue	5,413,594	1,556,742	3,856,852	200,498	1,356,244
Wages and Benefits	1,217,674	529,837	687,837	72,011	457,826
Professional Fees and Consulting	2,366,030	1,834,575	531,455	1,710,312	124,265
Advertising and Promotion	46,789	1,403,270	(1,356,481)	1,199,150	213,120
Share Based Compensation	0	1,913,692	(1,913,692)	3,693,799	(1,780,107)
Travel	214,065	201,888	12,177	333,366	(131,478)
Office and Miscellaneous	949,670	675,553	274,117	128,184	547,369
Interest, Financing Charges and accretion	1,912,553	769,322	1,143,231	380,864	388,458
Total Other Income (Expenses)	114,378	(1,448,193)	1,562,571	(2,327,117)	878,924
Net Comprehensive income (loss)	(8,302,415)	(9,458,213)	1,155,798	(9,882,067)	423,584

The Company's net comprehensive loss for the year ended December 31, 2019, totaled $8,302,415 or $0.13 per Common Share compared to net comprehensive loss of $9,458,213 or $0.10 per Common Share for the year ended December 31, 2018 and a net comprehensive loss of $9,882,067 or $0.16 per Common Share for the year ended December 31, 2017. The decrease in net comprehensive loss for the year ended December 31, 2019 compared to the prior year was primarily the result of increased revenues and decreased other expenses being partially offset by increased operating related expenses, mostly in connection with the growth of the Company's operations in 2019 compared to the prior year. The decrease in net comprehensive loss in 2018 from 2017 was primarily the result of increased revenues and decreased other expenses being partially offset by increased operating related expenses, mostly in connection with the growth of the Company's operations in 2018 compared to the prior year.

Revenues

2019 compared to 2018

Total revenue increased to $5,413,594 for the year ended December 31, 2019 compared to $1,556,742 as of December 31, 2018, primarily as a result of BTS towers coming into service during the 2019 and the sale of 22 towers in Colombia. The Company expects to generate revenues in 2020 mostly from monthly lease payments by MNOs on existing and future tower sites.

2018 compared to 2017

The Company has generated revenues of $1,556,742 in 2018 primarily from fees received through lease agreements involving the Company's cellular towers compared to $200,498 in total revenue generated in the prior year. The increase was a result of 2018 being the first full year of our operations as a tower owner, operator and developer.

Expenses

2019 compared to 2018

Professional fees increased to $2,366,030 during the year ended December 31, 2019 compared to $1,834,575in the previous year primarily due to an increase in third party consulting services mostly related to increased corporate and operational activities of the Company in 2019 compared to 2018. Professional fees include consulting services, legal fees and related expenses. Office and miscellaneous expenses increased to $949,670 in the 2019 compared to $675,553for the year ended December 31, 2018 mainly due to increased operational activities in Colombia, Mexico and Argentina. Advertising and promotion expenses decreased to $46,789 in 2019 compared to $1,403,269in 2018 mainly due to a change on the marketing strategy defined by the management in 2019 compared to the prior year. Travel expenses increased to $214,065 in 2019 compared to $201,888 in 2018 mostly as a result of more travel throughout Colombia, Mexico and Argentina to find out optimal locations for cellphone towers in 2019. Transfer agent fees decreased to $13,790 during 2019 compared to $44,983 in 2018 mainly due to a decreased on the exercise of options and warrants in 2019. The Company incurred $1,912,553 in interest, financing charges and bank charges during 2019 compared to $769,322 in the prior year mostly due to interest and penalties for the previous and existing loans, bank fees and transfer charges in Colombia, Mexico and Argentina. Maintenance and operation expenses decreased to $1,001,161 in 2019 from $1,517,698 in 2018 mainly due to the Company being more efficient managing the operating costs in connection with the generation of revenue. During the year ended December 31, 2019, the Company recorded $327,696 in unrealized foreign exchange loss to its cumulative translation account. The Company's functional currency reporting is the Canadian Dollar, while Tower Three reports in the Colombian Peso, Evotech reports in the Argentina Peso, and Comercializadora Mexmaken reports in the Mexican Peso. The Company records a cumulative translation adjustment due to the changes resulting from the fluctuation of foreign exchange rates.

2018 compared to 2017

During the year ended December 31, 2018, total expenses for the Company were $9,552,882 as compared to the year ended December 31, 2017 where total expenses were $7,842,058. The increased expenses in 2018 compared to the prior year was mainly due to foreign exchange of $754,999 compared to $nil in 2017, interest expense of $769,322 compared to $380,864 in 2017, maintenance and operations of $1,517,698 compared to $301,915 and office and miscellaneous of $675,553 compared to $128,184 in 2017. The increase in foreign exchange primarily resulted from the devaluation of the local currencies. The increase in interest expense is mostly due to interest and penalties for the previous and existing loans, bank fees and transfer charges in Colombia, Mexico and Argentina. The increase in maintenance and operations mainly due to the company incurring in operating costs in connection with the generation of increased revenue. Office and miscellaneous increased mainly due to increased operational activities in Colombia, Mexico and Argentina. The expenses increased during the year ended December 31, 2018 as a result of, among other things, certain foreign exchange, impairment and share-based compensation expenses incurred during our first full year of our operations as a tower owner, operator and developer.

Interest Income

Interest income consists of interest earned on the Company's cash and cash equivalents. The Company has no interest income for the years ended December 31, 2019, December 31, 2018 and 2017.

Impact of Inflation

In May 2018, the Argentinean Peso underwent a severe devaluation resulting in Argentina's three-year cumulative inflation exceeding 100% in 2018, and consequently for the year ended December 31, 2018 and 2019, the Company determined that Argentina was in a state of hyperinflation. The Company's subsidiary, Evotech, operates in Argentina and the functional currency of Evotech is the Argentinian Peso.

Although we do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years, the hyperinflationary situation in Argentina helped contribute to a foreign exchange translation loss of 327,696 in 2019 and further increases in inflation in Argentina or the other markets in which we operate could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

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

The Company recorded $327,696 in losses related to foreign exchange translation adjustments in 2019 compared to a loss of $480,132 in 2018 and a loss of $59,361 in 2017. The  foreign exchange translation loss in 2019 was primarily the result of the hyperinflationary situation in Argentina. The Company's functional currency is the Canadian dollar, while Tower Three conducts business in Colombia with the Colombian Peso and Evotech conducts business in Argentina with the Argentinian Peso and Comercializadora Mexmaken conducts business in Mexico with the Mexican Peso.  At December 31, 2019, Tower Three, had cash of $3,940, amount receivable of $409,665 and accounts payable of $912,245, all of which were originally denominated in Colombia Peso. Evotech had cash of $23,209, accounts receivable of $372,833 and accounts payable of $501,981, all of which were originally denominated in Argentina Pesos. Comercializadora Mexmaken had cash of $579, accounts receivable of $225,651 and accounts payable of $1,133,691, all of which were originally denominated in Mexican Pesos.

Despite the increase in foreign exchange translation losses in 2019, foreign currency fluctuations have not previously had a material impact on the Company's financial results. Consequently, the Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates and therefore does not hedge its exposure to currency fluctuations.  It is the opinion of management that the foreign exchange risk to which the Company is exposed is currently not material. However, the Company anticipates that the fluctuations of the Colombian Mexican and Argentinian Pesos may impact the Company's financial results moving forward. The Company intends to monitor such potential impact and will possibly develop a hedging policy if such fluctuations become material.

Critical Accounting Estimates

The Company's accounting policies are presented in Note 3 of the audited financial statements for the years ended December 31, 2019 and 2018.  The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires management to select accounting policies and make estimates.  Such estimates may have a significant impact on the financial statements.  Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. These include:

• the assumptions used for the determination of the useful life of property and equipment;

• the assumptions used for the determination of the incremental borrowing rate used to measure the lease liabilities;

• the assumptions used for the determination of allowance for doubtful accounts;

• the assumptions used for the determination of the discount used for convertible debentures;

• the assumptions used for the determination of recoverable value of non-financial assets;

• the assumptions used for the determination of the fair value of assets acquired in a business combination;

• the assumptions used for the determination of the useful life of intangible assets; and

• the assumptions used for the determination of the fair value of share-based payments and compensation.

Regulation

Colombia

Our tower leasing business in Colombia is subject to Colombian national, state and local regulatory requirements with respect to the construction, registration, marking and maintenance of our towers. Colombia is divided into 32 departments and one capital district, which is treated as a department (Bogotá also serves as the capital of the department of Cundinamarca). Departments are subdivided into municipalities, each of which is assigned a municipal seat, and municipalities are in turn subdivided into corregimientos in rural areas and into comunas in urban areas. Each department has a local government with a governor and assembly directly elected to four-year terms, and each municipality is headed by a mayor and council. There is a popularly elected local administrative board in each of the corregimientos or comunas. In addition to the capital four other cities have been designated districts (in effect special municipalities), on the basis of special distinguishing features. These are Barranquilla, Cartagena, Santa Marta and Buenaventura. Some departments have local administrative subdivisions, where towns have a large concentration of population and municipalities are near each other (for example in Antioquia and Cundinamarca). Where departments have a low population (for example Amazonas, Vaupés and Vichada), special administrative divisions are employed, such as "department corregimientos", which are a hybrid of a municipality and a corregimiento. The majority of existing infrastructure in remote areas, including buildings, open spaces such as parks and squares, legacy fixed-line telecoms infrastructure and public utilities, is owned by governments and public institutions.

For infrastructure deployment and antenna siting, mobile operators and tower companies need to obtain local approvals from municipalities for each antenna or tower site. The absence of a clear national policy can lead to each municipality adopting its own policy and procedures that are sometimes in conflict with the technical requirements of deploying mobile networks.

Argentina

Since assuming office on December 10, 2019, President Fernandez has been devoted to renegotiate the Argentinian debt and trying to solve the short term economic's problem. After a few months the priority moves to the COVID.19 pandemic, based on these facts we cannot confirm the course of the measures that can be adopted and will impact the Telecomunications sector. As of today, the National Communications Agency (Ente Nacional de Comunicaciones, or "Enacom") is the main telecommunications regulatory authority in Argentina and became operational in 2016. The Company's operations in Argentina are regulated by Enacom, which in early 2018, established new testing standards for cellular towers in Argentina. In accordance with this new Enacom policy, all now must be tested in Argentina under these new Enacom standards in order to obtain a certificate of homologation.

All telecommunications providers in Argentina must contribute approximately 1.0% of their monthly revenues to finance the provision of telecommunications services in underserved areas and to underserved persons. All providers must also meet certain quality-of-service requirements.

B.  Liquidity and Capital Resources.

Overview

The Company is a development stage company and prior to the completion of the Tower Three Transaction in 2017 had no regular cash inflows.  Selected financial data pertaining to liquidity and capital resources for the fiscal years ended December 31, 2019, 2018 and 2017 is presented below.

Comparison of Years Ended December 31, 2019, 2018 and 2017

Period ended	2019 $	2018 $	Change between 2019 and 2018	2017 $	Change between 2018 and 2017
Cash and Cash Equivalents	56,629	346,103	(289,474)	284,225	61,878
Current Assets	2,959,907	2,224,656	735,251	497,029	1,727,627
Current Liabilities	20,018,665	11,659,202	8,359,463	2,297,298	9,361,904
Working Capital	(17,058,758)	(9,434,546)	(7,624,212)	(1,800,269)	(7,634,277)
Accumulated deficit	(23,585,459)	(19,009,676)	(4,575,783)	(9,896,705)	(9,112,971)
Cash used in operations	3,119,626	(1,202,203)	4,321,829	(5,170,127)	3,967,924
Cash flows from financing Activities	74,684	9,682,278	(9,607,594)	7,415,085	2,267,193
Interest Income	Nil	Nil	Nil	Nil	Nil

As of December 31, 2019, the Company had cash and cash equivalents of $56,629 (compared with $346,103 for fiscal year 2018 and $284,225 for fiscal year 2017) and working capital of ($17,058,758) (compared with ($9,434,546) for fiscal year 2018 and ($1,800,269) for fiscal year 2017).  Working capital is calculated as current assets less current liabilities.

Cash and cash equivalents decreased by $289,474 in fiscal year 2019 compared to 2018 primarily due to vendor's payments. Cash and cash equivalents increased by $61,878 in fiscal year 2018 compared to 2017 primarily due to cash received from the exercise of stock options and warrants combined with the issuance of debentures and bonds during 2018.

In 2019, the Company received cash in the amount of $3,226,300 from exercising stock options and warrants, $1,376,914 in proceeds from the issuance of debentures, $888,996 in proceeds from the issuance of bonds, $1,324,601 in proceeds from new loans, and of $1,728,480 from the proceeds of promissory notes.

During the year ended December 31, 2019, the Company spent $8,436,633 primarily on building towers for continuing operations, compared to $3,634,144 in December 31, 2018.

Working capital decreased by $7,624,212 in fiscal year 2019 compared to fiscal year 2018 primarily due to the increase in customer deposits in 2019. Working capital decreased by $7,634,277 in fiscal year 2018 compared to fiscal year 2017 primarily due to the issuance of debentures, bonds and promissory notes in 2018 combined with increased loan payables and increased accounts payables mostly in connection with tower construction and increased operational activities in 2018 compared with 2017.

Current liabilities increased by $8,359,463 for the fiscal year ended December 31, 2019 compared to the fiscal year ended December 31, 2018 primarily due to the increase in customer deposits during 2019 compared to prior year. Current liabilities increased by $9,361,904 for the fiscal year ended December 31, 2018 compared to the fiscal year ended December 31, 2017 primarily due to the issuance of debentures and bonds during 2018 combined with the Company taking out new promissory notes and loans in 2018 while incurring increased unpaid payables mostly in connection with increased tower constructions and related operations in 2018 compared to the prior year.

Contributed Surplus

Contributed Surplus, which arises from the recognition of the estimated fair value of stock options and warrants, was $2,303,721 in 2019 compared to $2,089,462 for fiscal year 2018. The increase in contributed surplus in 2019 compared to 2018 was primarily due to warrants issued during the year.

Share Capital

At December 31, 2019, the Company's share capital was $16,876,382 comprising 93,389,446 issued and outstanding Common Shares, out of which 30,000,000 where in escrow by the end of the period but already released as of the date of this report. (FYE 2018 - $16,876,382 comprising 93,389,446 issued and outstanding Common Shares).

Operating Activities

Cash provided by operating activities during fiscal year 2019 was $3,119,626 (compared with $1,202,203 utilized for fiscal year 2018 and $5,170,127 utilized for fiscal year 2017).The decrease in cash utilized in operating activities during fiscal year 2019 as compared to fiscal year 2018 was primarily the result of the increase in customer deposits during 2019 compared with prior year. The increase in cash utilized in operations during 2018 as compared to 2017 was primarily the result of reduced net loss and increased accounts payable and accrued liabilities combined with cash provided by impairment of assets and foreign exchange being partially offset by less cash provided in connection with share based compensation.

Investing Activities

Net cash used in investing activities was $3,482,264, $8,418,197, and $1,970,597, in fiscal year ended December 31, 2019, 2018 and 2017, respectively. Cash used in investing activities in 2019 primarily included cash used for the construction of cellular towers.

Financing Activities

The Company's cash inflows from financing activities was $74,684 in 2019 which was primarily the result of the compensation of all the repayments of debt and the new debt incurred during the year. The Company's cash inflows from financing activities was $9,682,278 in 2018 which was comprised of the proceeds received from the issuance of debentures, onds and promissory notes as well as  proceeds received from additional loans and from stock options and warrants exercised for cash. Cash flows from financing activities in 2017 was $7,415,085 and comprised proceeds from subscriptions received in private placements during the year, as well as stock options and warrants exercised for cash. In addition, the Company received cash from the loan payables from related parties in 2017.

Capital Expenditures

The Company incurred capital expenditures of $3,634,144, $8,436,633, and $2,887,196 in 2019, 2018 and 2017 respectively. The expense in capital expenditures over the years is primarily due to cellular tower construction.

Borrowings

Convertible Debentures

As of December 31, 2019, there was a total of $745,000 in convertible debentures outstanding that were fully repaid as of the date of this report.

Outstanding Loans

As of December 31, 2019, there were an aggregate of $1,263,055 in loans outstanding. The details of such loans are as follows:

Balance, December 31,
2019	2018	Currency	Terms
CAD $	CAD $
731,606	1,002,199	USD	Unsecured, due on demand
148,158	220,500	Colombian Pesos	Unsecured, due on demand
32,545	315,231	Argentina Pesos	Unsecured, due on demand
350,746	-	Argentina Pesos	Unsecured, due January 2020
1,263,055	1,537,930

During the year ended December 31, 2019, the Company has incurred interest expense of $336,817 (US$253,840) on the loans payable, of which $73,615 (US$56,549) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

Bonds

During the year ended December 31, 2019, the Company issued a total of 9,880 bonds (2018 - 9,663) at a price of $100 each for gross proceeds of $988,000 (2018 - $966,300). The bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% paid monthly, and mature September 21, 2021. In connection with the bonds issued, the Company paid cash debt issuance costs to an agent of $128,440 (2018 - $77,304) and issued 921,780 (2018 - 740,240) share purchase warrants to the agent with a fair value of $33,545 (2018 - $28,514). The share purchase warrants are exercisable at prices ranging from $0.08 to $0.14 per common share for a period of two years.

Future Liquidity

At December 31, 2019, the Company had an accumulated deficit of $23,585,459, which is funded primarily by the raising of equity funding, loans and customer deposits. Consequently, the Company's ongoing operations are dependent on the Company's ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. The Company may not be able to generate sufficient cash flows from its operations in the foreseeable future to support its working capital needs and may have to rely on funding through future equity issuances and short term borrowings to finance ongoing operations and the construction of cellular towers. Based upon the current level of our operations and our current expectations for future periods in light of the current economic environment, we believe that cash flow from our operations and available cash, will not be adequate to finance the capital requirements for our business during the next 12 months without additional funding through future equity issuances and short term borrowings, which will depend on market conditions. Additionally, in the future we may make acquisitions of businesses or assets or commitments to additional capital projects. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, additional capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets or the issuance of securities.

In order to finance the Company's future operations and to cover administrative and overhead expenses the Company may raise money through equity sales. Many factors influence the Company's ability to raise funds, including the Company's track record, and the experience and caliber of its management. Actual funding requirements may vary from those planned due to a number of factors. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control. Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

C. Research and development, patents and licenses, etc.

Research and development activities are not material to the Company's business or operations and consequently, the Company had no research and development policies during of the last three years

D. Trend Information

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

E. Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations

Other than as disclosed below, we do not have any contractual obligations as of December 31, 2019 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest fiscal year end balance sheet. The payments in the table below include estimated future principal and interest payments on our contractual obligations.

			Payments due by period
Contractual Obligations	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	4,035,983	4,035,983	4,035,983	-	-	-
Interest payable	357,913	357,913	357,913	-	-	-
Convertible debentures	745,000	745,000	745,000	-	-	-
Loans payable	1,263,055	1,263,055	1,263,055	-	-	-
Loans from related parties	4,060,187	4,060,187	4,060,187	-	-	-
Bonds payable	1,787,351	1,954,300	-	1,954,300	-	-
Lease liability	2,703,129	5,587,147	654,231	1,801,543	1,169,009	1,962,364
Total	14,952,618	18,003,585	11,116,369	3,755,843	1,169,009	1,962,364

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers:

Name and Position	Principal Occupation for Past Five Years	Date of Appointment to Office	Common Shares Held	Percentage of Common Shares Outstanding(1)
Alejandro Ochoa President, Chief Executive Officer& Director	Founder and CEO of Tower Three SAS; and consultant to Mackie Research Capital Corporation's investment banking practice with a Latin American focus	January 12, 2017	12,000,000	12.86%
Santiago Rossi Chief Financial Officer	CFO at Emerging Markets Communications, now Global Eagle Entertainment (NASDAQ:ENT), from 2012 until the present and corporate controller from 2006 to 2012.	March 1, 2019	894,702	0.96%
Luis Parra Chief Operating Officer	Partner and co-founder of QMC Colombia: Partner and co-founder of Ingeant SA.	August 15, 2017	Nil	Nil
Fabio Alexander Vasquez Director	Co-founder of Tower Three, and has been engaged in the Florida aviation business for over 25 years.	January 12, 2017	12,000,000	12.86%
Robert Nicholas Horsley Director

Director of Evolving Gold Corp (Since March 4, 2014)

Owner of Marksman Geological Ltd

Owner of Cervus Business Management Inc.

Partner in Howe And Bay Financial Corp

Former Chief Executive Officer of the Company.

		February 1, 2016	Nil	Nil

(1) As of June 30, 2020 we had 94,101,782 Common Shares outstanding

Each of our directors will serve until the next annual meeting of our shareholders. None of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Company's Audit Committee consists of Alejandro Ochoa, Fabio Alexander Vasquez and Robert Horsley.

Set forth below is certain biographical information furnished to us by our directors and executive officer. No director or executive officer was appointed as a director or officer of the Company pursuant to any arrangement or understanding with any major shareholder, customer, supplier or other person.

Alejandro Ochoa - President & Chief Executive Officer and Director (Age: 40)

Mr. Ochoa has over 18 years of experience working within the financial services industry. He has worked with such firms as Morgan Stanley, Prudential Securities and Raymond James. Mr. Ochoa served as consultant/shareholder to Mackie Research Capital Corporation's Investment Banking Practice with a Latin America focus. Mr. Ochoa is fluent in Spanish and has an understanding of the South American capital markets.

Dedicated to Latin America, his areas of expertise include mining and energy transactions, capital raisings and strategic asset sales with a focus on Colombia, Mexico, and Peru. He has also covered telecom infrastructure companies from the United States, Argentina, and Colombia. Mr. Ochoa has a Bachelors in Science with a focus in Finance from Florida International University.

Santiago Rossi (Age: 49)

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

Luis Parra (Age: 50)

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

Fabio Alexander Vasquez, Director (Age: 54)

Mr. Vasquez, a co-founder of Tower Three and has been engaged in the Florida aviation business for over 25 years. He has been instrumental in the development and expansion of Miami Executive Aviation, a successful luxury charter aviation business which services Latin American clients. Mr. Vasquez is a citizen of Colombia who has decades of experience working in Colombia.

Robert Horsley, Director (Age: 39)

Mr. Robert "Nick" Horsley has over 10 years of public markets experience focused in finance, investor relations, marketing management and merger & acquisitions. Mr. Horsley has served as a director and a consultant to several public and private companies and has worked in a variety of industries including consumer goods, energy, mining, oil & gas, nutraceuticals & pharmaceuticals, and technology. He is also a director of Evolving Gold Corp. (since March 15, 2015) and is the chief executive officer of Fortify Resources Inc. (since November 15, 2015), each a CSE listed company.

B. Compensation.

Remuneration

The Company's Board of Directors (the "Board") may determine remuneration to be paid to the directors and officers. The Compensation Committee of the Board (the "Compensation Committee") assists the Board in reviewing and approving the compensation structure for the directors and officers.

Compensation of Directors and Executive Officers, excluding Compensation Securities

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company thereof to each named executive officers and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the named executive officer or director for services provided and for services to be provided, directly or indirectly, to the Company:

Name and Position	Fiscal Year Ended	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all other Compensation ($)	Total Compensation ($)
Alejandro Ochoa, Director, President and CEO	2019 2018	204,000 165,605	Nil Nil	Nil Nil	Nil Nil	Nil Nil	204,000 165,605
Santiago Rossi, CFO	2019 2018	170,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	170,000 Nil
Luis Parra, COO	2019 2018	204,000 114,546	Nil Nil	Nil Nil	Nil Nil	Nil Nil	204,000 114,546
Fabio Alexander Fasquez, Director	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Robert Horsely, Director	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Abbey Abdiye, Former CFO	2019 2018	92,100 99,092	Nil Nil	Nil Nil	Nil Nil	Nil Nil	92,100 99,092

(1) Alejandor Ochoa was appointed as the President, CEO and a director of the Company on January 12, 2017.

(2) Santiago Rossi was appointed as the CFO of the Company on March 1, 2019.

(3) Luis Parra was appointed as the COO of the Company on August 15, 2017.

(4) Fabio Alexander Fasquez was appointed as a director of the Company on January 12, 2017.

(5) Robert Horsely was appointed as a director of the Company on February 2, 2016.

(6) Abbey Abdiye was appointed the CFO of the Company on January 12, 2017 and subsequently resigned on March 1, 2019.

We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

We provide directors and officer's liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage is scheduled to expired on January 1, 2021, and we intend to renew the insurance upon its expiration

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and named executive officer by the Company or any subsidiary thereof in the year ended December 31, 2019 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof:

Compensation Securities
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
Alejandro Ochoa, Director, President and CEO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Santiago Rossi, CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Luis Parra, COO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Fabio Alexander Fasquez, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Robert Horsely, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Abbey Abdiye, Former CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil

Exercise of Compensation Securities by Directors and Named Executive Officers

The following table sets out each exercise by a director or named executive officers of compensation securities during the year ended December 31, 2019:

Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised (#)	Exercise Price per Security ($)	Date of Exercise	Closing Price per Security on Date of Exercise ($)	Difference between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date ($)
Alejandro Ochoa, Director, President and CEO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Santiago Rossi, CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Luis Parra, COO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Fabio Alexander Vasquez, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Robert Horsely, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Abbey Abdiye, Former CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil

Equity Compensation Plan Information as of December 31, 2019

Plan Category	Column (a) Number of securities to be issued upon exercise of outstanding options(1)	Column (b) Weighted-average exercise price of outstanding options	Column (c) Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,275,000	$0.30	8,063,944
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,275,000	$0.30	8,063,944

(1) The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2) Based on the Company's issued and outstanding common shares of 93,389,446 as at December 31, 2019.

The Company does not have any equity compensation plans that were not approved by shareholders.

2016 Stock Option Plan

The Board adopted a stock option plan (the "Option Plan"), which was approved by shareholders on May 20, 2016 at the Company's Annual General Meeting. The purpose of the Option Plan is to provide incentives to attract, retain and motivate executive officers, directors and employees whose present and future contributions are important to the Company. The maximum number of the Company's shares of common stock reserved for issuance pursuant to stock options granted under the Option Plan will, at any time, be 10% of the number of the Company's shares of common stock then outstanding. The number of the Company's shares of common stock that may be issued to any one person shall not exceed 5% of the Company's total issued and outstanding shares of common stock on a non-diluted basis. The price at which the Company's shares may be issued under the stock option plan will be determined from time to time by the Board in compliance with the rules and policies of any stock exchange upon which the Company's shares of common stock are listed. The vesting of options granted under the Option Plan will be determined by the Board at the time of the grant. Options granted under the Option Plan may be exercisable over a maximum period of five years. They will generally have a term of 5 years and vest over four years, 25% on each of the first four anniversaries of the date of grant, provided the optionee is in continuous service to the Company. The Board may amend the terms of the Option Plan from time to time, to the extent permitted by the Option Plan and any rules and policies of any stock exchange on which the Company's shares of common stock are listed, or terminate it at any time. If the Company accepts any offer to amalgamate, merge or consolidate with any other company (other than a wholly-owned subsidiary) or if holders of greater than 50% of the Company's shares of commons stock accept an offer made to all or substantially all of the holders of the Company's shares of common stock to purchase in excess of 50% of our current issued and outstanding shares of commons stock, any then-unvested options will automatically vest in full.

2018 Stock Option Plan

During the 2018 Annual General Meeting of the Company's shareholders held on February 5, 2019, the Company's shareholders ratified and renewed the Option Plan pursuant to the rules of the CSE (the "2018 Option Plan"). Under the 2018 Option Plan, the total number of Common Shares that may be reserved for issuance will be 10% of the issued and outstanding Common Shares at the time of grant, less any common shares reserved for issuance pursuant to the grant of stock options under any other share compensation arrangements. Additionally, the 2018 Option Plan provides for the following:

  The options granted under the 2018 Stock Option Plan are non-assignable and non-transferable (except that the optionee's heirs or administrators can exercise any portion of the outstanding option, up to 180 days from the optionee's death);
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

  The options may be exercisable for a period of up to 5 years (subject to extension where the expiry date falls within a "blackout period"); and
  Any options granted to any optionee who is a director, employee, consultant or management company employee must expire within 90 days following the date the optionee ceases to be in that role.

Employment Agreements

For the year ended December 31, 2019, other than as set forth below, the Company does not have any employment, consulting or management agreements or arrangements with any of the Company's current NEOs or directors.

The Company entered into an employment agreement with Mr. Alejandro Ochoa effective October 31, 2018 with regards to his employment as the President and Chief Executive Officer of the Company. The agreement is for an indefinite term and will continue until such time unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Mr. Ochoa a base salary of $240,000 annually. Mr. Ochoa is also eligible, on each anniversary of the agreement, commencing on January 1, 2019, to (a) the equivalent of one (1%) percent of the total issued common shares of the Company, or (b) two (2%) percent of the total issued common shares of the Company, for any complete year that the Company (including Affiliates) has three hundred (300) or more Co-location Tenants (as that term is defined in the employment agreement).

The Company entered into an employment agreement with Mr. Luis Parra effective October 31, 2018 with regards to his employment as the Chief Operating Officer of the Company. The agreement is for an indefinite term and will continue until such time unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Mr. Parra a base salary of $180,000 annually. Mr. Parra is also eligible to earn a cash bonus for each completed tower and Co-location Tenants (as that term is defined in the employment agreement) that are in place as at December 31st each year. In addition, on each anniversary of the agreement, commencing on January 1, 2019, Mr. Parra is eligible to earn the equivalent of one (1%) percent of the total issued common shares of the Company.

The Company entered into an employment agreement with Mr. Santiago Rossi on October 31, 2018 and effective March 31, 2019 with regards to his employment as the Chief Financial Officer of the Company. The agreement is for an indefinite term and will continue until such time unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Mr. Rossi a base salary of $180,000 annually. Mr. Rossi is also eligible to earn a cash bonus for each completed tower and Co-location Tenants (as that term is defined in the employment agreement) that are in place as at December 31st each year. In addition, on each anniversary of the agreement, commencing on January 1, 2019, Mr. Rossi is eligible to earn the equivalent of one (1%) percent of the total issued common shares of the Company.

Corporate Governance

Composition of the Board

In order to attempt to facilitate its exercise of independent supervision over management, the Company's board of directors (the "Board") has established a goal that the Board be composed of a majority of independent directors. However, because of the Company's size and limited operating history the Board has not been able to recruit enough candidates for the Board in order to meet this goal.  Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. In establishing the standard for what qualifies as an independent director, the Board has adopted the independence standard outlined in National Instrument 58-101 - Disclosure of Corporate Governance Practices, which is applicable to Canadian public companies.  The Board currently has three directors. As defined in NI 52-110, Mr. Ochoa, the Company's Chief Executive Officer and President, is not "independent", as he is an executive officer of the Company, and Messrs. Horsley and Vasquez are independent.

The mandate of the Board is to act in the best interests of the Company and to supervise management.  The Board is responsible for approving long-term strategic plans and annual operating budgets recommended by management.  Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.  Any responsibility which is not delegated to management or to the committees of the Board remains with the Board.  The Board meets on a regular basis consistent with the state of the Company's affairs and also from time to time as deemed necessary to enable it to fulfill its responsibilities.

The Chairman of the Board is Mr. Alex Ochoa, who is not an independent director as he is Chief Executive Officer and President.

Duties of Directors

Under British Columbia law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with  the Company's articles. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our Board include, among others:

• convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

• issuing authorized but unissued Common Shares and redeeming or purchasing outstanding Common Shares;

• declaring dividends and distributions;

• appointing officers and determining the term of office and compensation of officers;

• exercising the borrowing powers of our Company and mortgaging the property of our Company; and

• approving the transfer of Common Shares, including the registering of such Common Shares in our share register.

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

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company's technologies, business and industry and on the responsibilities of directors. New directors also receive historical public information about the Company and the mandates of the committees of the Board. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business. In addition, new directors are encouraged to visit and meet with management on a regular basis and to pursue continuing education opportunities where appropriate.

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

Board Committees

Our Board has established an audit committee but does not currently have a compensation committee.

Audit Committee

The Audit Committee has various responsibilities as set forth in Multilateral Instrument 52-110 ("MI 52-110"). The Audit Committee oversees the accounting and financial reporting practices and procedures of the Company and the audits of the Company's financial statements. The principal responsibilities of the Audit Committee include: (i) overseeing the quality, integrity and appropriateness of the internal controls and accounting procedures of the Company, including reviewing the Company's procedures for internal control with the Company's auditors and Chief Financial Officer; (ii) reviewing and assessing the quality and integrity of the Company's internal and external reporting processes, its annual and quarterly financial statements and related management discussion and analysis, and all other material continuous disclosure documents; (iii) establishing separate reviews with management and external auditors of significant changes in procedures or financial and accounting practices, difficulties encountered during auditing, and significant judgments made in management's preparation of financial statements; (iv) monitoring compliance with legal and regulatory requirements related to financial reporting; (v) reviewing and pre-approving the engagement of the auditor of the Company and independent audit fees; and (vi) assessing the Company's accounting policies, and considering, approving, and monitoring significant changes in accounting principles and practices recommended by management and the auditor.

Audit Committee Charter

The Audit Committee Charter is filed as an exhibit to this Form 20-F.

Composition of the Audit Committee

As noted above, the members of the Audit Committee are Alejandro Ochoa and Robert Horsley. All members of the Audit Committee are considered to be financially literate.

A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.

A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

Please see above for the biographies of Alejandro Ochoa and Robert Horsley

Pre-Approval Policies on Certain Exemptions

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. The Company's auditors have not provided any material non-audit services.

Compensation Committee

The Company does not currently have a compensation committee as the Board performs the functions that a compensation committee would normally perform.

D. Employees

As of December 31, 2019, the Company employed 39 individuals in the following countries:

Country	Employee Head Count
Colombia	9
Argentina	18
Mexico	9
USA	3

The Company outsources site acquisition, tower manufacturing and civil works to third parties. As of December 31, 2019, the Company had 31 third parties outsourced in each of the above categories as follows:

Outsourced Services	Site Acquisition	Tower Manufacture	Civil Works
Colombia	2	3	3
Argentina	4	4	7
Mexico	2	3	3

E. Share Ownership.

The following table sets forth, as of June 30, 2020: (a) the names of each beneficial owner of more than five percent (5%) of our Common Shares known to us, the number of shares of common stock beneficially owned by each such person, and (b) the names of each director and officer, the number of shares our common stock beneficially owned, and the percentage of our common stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Position	Common Shares Held	Percentage of Common Shares Outstanding(1)	Percentage of Votes Held
Alejandro Ochoa President, Chief Executive Officer& Director	12,000,000	12.86%	12.86%
Santiago Rossi, Chief Financial Officer	894,702	0.96%	0.96%
Luis Parra, Chief Operating Officer	Nil	Nil	Nil
Fabio Alexander Vasquez Director	12,000,000	12.86%	12.86%
Robert Nicholas Horsley Director	Nil	Nil	Nil
Hugo Ochoa	8,000,000	8.57%	8.57%

(1) Based on 94,101,782 Common Shares outstanding on July 31, 2020.

As at July 31, 2020 the registrar and transfer agent for our company reported that there were 94,101,782 common shares of our company issued and outstanding. Of these, 49,595,120 were registered to Canadian residents, including 44,557,347 shares registered to CDS & Co., which is a nominee of the Canadian Depository for Securities Limited. The 49,595,120 shares were registered to 12 shareholders in Canada, one of which is CDS & Co. 44,506,662 of our shares were registered to residents of the United States, including 12,289,876 shares registered to CEDE & Co., which is a nominee of Depository Trust Company. The 44,506,662 shares were registered to seven shareholders in the United States, one of which is CEDE & Co. None of our shares were registered to residents of other foreign countries (no shareholders).

Item 7. Major Shareholders and Related Party Transactions

A . Major Shareholders.

Please refer to Item 6.E, "Share Ownership".

B. Related Party Transactions.

The following section outlines the material transactions or loans between our Company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual's family; (d) key management personnel of our Company, including directors and senior management of our Company and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Loans payable to related parties include loans and advances received from related individuals and companies. As at December 31, 2019 and 2018, the Company had the following loan balances with related parties:

Balance, December 31,
2019	Currency	Lender	Rate	Terms
CAD $			%
1,966,865	USD	Hugo Ochoa	12%	Unsecured, due on demand
849,372	USD	Executive Business	12%	Unsecured, due on demand
328,804	USD	Luis Parra	18% - 24%	Unsecured, due on demand
295,508	USD	HLG Investments	12%	Unsecured, due on demand
244,138	USD	SAEF	12%	Unsecured, due on demand
196,016	USD	1200 Brickell Holdings	18% - 24%	Unsecured, due on demand
179,287	USD	Diana Aguilar	18% - 24%	Unsecured, due on demand

In connection with certain related party loans, the Company incurred monthly penalty fees of 10% until June 30, 2018 once the loans reached their initial maturity dates. During the year ended December 31, 2018, the Company paid finance expenses of $528,132 (US$407,500) in connection with these monthly penalties.

In connection with a related party loan, the Company issued 250,000 incentive share purchase warrants exercisable at $0.15 per common share for a period of two years from the date of grant.

During the year ended December 31, 2018, the Company has incurred interest expense of $311,102 (US$240,043) (2017 - $114,719) in connection with the related party loans noted above. As at December 31, 2018, $335,330 of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

As at December 31, 2018, the Company had advanced $224,976 to related parties in connection with costs to be incurred on behalf of the Company. This amount was included within other receivables on the consolidated statement of financial position. The amounts advanced are unsecured, non-interest bearing and due on demand. During the year ended December 31, 2019, the Company deemed these amounts to be uncollectable and wrote off the balance.

The Company has recast comparative information as at December 31, 2018 for the loans from related parties, to correct balances received during the year ended December 31, 2019. As a result, the loans from related parties increased by $506,804, the interest payable decreased by $494,934 and foreign exchange expense increased by $11,870. The recast of comparative information had no impact on cash flows. The impacted loans from related parties arose during the year ended December 31, 2018; accordingly, there was no impact to the consolidated financial statements for the year ended December 31, 2017.

During the year ended December 31, 2019, the Company has incurred interest expense of $492,729 (US$371,342) in connection with the related party loans noted above. As at December 31, 2019, $252,144 of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

January 2019

In January 2019, the Company renegotiated the loans with three of the related party lenders to extend the maturity date of the loans.

In consideration for the extension of the maturity date of the loans, the Company agreed to incur total penalties of $212,312 (US$160,000) which were added to the principal balance of the loans. In addition, the Company agreed to add the interest accrued as of the date of renegotiation of $539,236 (US$395,259) to the principal balance of the loans. The renegotiation of the loans was deemed to be an extinguishment of the original liabilities and $212,312 was recorded as a loss on extinguishment.

September 2019

In September 2019, the Company consolidated loan balances with certain related party lenders and extended the maturity date of these amounts to March 30, 2020.

In consideration for the extension of the maturity date of the loans, the Company agreed to issue 2,381,301 share purchase warrants to the holders with a fair value of $180,714. The share purchase warrants are exercisable at a price of $0.09 per common share for a period of five years. As at December 31, 2019, these warrants have not yet been issued. The fair value of the obligation to issue the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

Share price at date of grant	$0.08
Exercise price	$0.09
Expected life	5 years
Expected volatility	174.99%
Risk free interest rate	1.49%
Expected dividend yield	0%
Expected forfeiture rate	0%

The consolidation of the loans and the issuance of the warrants was deemed to be an extinguishment of the original liabilities and $180,714 was recorded as a loss on extinguishment.

C . Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company included with this Form 20-F have been prepared in compliance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board. See "Item 18: Financial Statements".

Legal Proceedings

`

We are not involved in any legal actions or claims and to our knowledge no such actions or claims are pending.

Dividend Distributions

We did not declare or pay any dividends to our shareholders in 2019. The actual timing, payment and amount of dividends paid on our Common Shares is determined by our Board, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our Board considers relevant.

B. Significant Changes

There have been no significant changes since the financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company's Common Shares are listed for trading on the CSE under the symbol of "TO", the Frankfort Stock Exchange under the symbol "1PSN" and are quoted on the Pink Open Market operated by the OTC Markets Group under the symbol "TOWTF".

B. Plan of Distribution

Not applicable.

C. Markets

The Company's Common Shares are currently traded on the CSE under the symbol "TO", the Frankfort Stock Exchange under the symbol "1PSN" and are quoted on the Pink Open Market operated by the OTC Markets Group under the symbol "TOWTF".

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

Our Articles do not restrict a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, vote on compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Our Articles provide that the Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of the Company or of any third party.

Our authorized capital consists of an unlimited number of Class A common shares without par value. The holders of Common Shares are entitled to vote at all meetings of the Company's shareholders, to receive dividends, if, as and when declared by the Board, and, subject to the rights of holders of any shares ranking in priority to, or on parity with the Common Shares, to participate ratably in any distribution of property or assets upon the liquidation, winding-up, or other dissolution of the Company. The Common Shares are not subject to any future call or assessments and do not have any pre-emptive rights or redemption rights.

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

C. Material Contracts

Except for contracts entered into by the Company in the ordinary course of business, the only material contracts entered into by the Company in the previous two years are the following:

(a) On June 12, 2018 the Company entered into two secured convertible debentures (the "Debentures") with KW Capital Partners Limited and Plazacorp Investments Ltd (the "Debentureholders") in the aggregate amount of $1,000,000 with a maturity date of June 12, 2019 and bearing an interest rate of 1% per month, payable in cash on the first business day of each month. The outstanding principal amount under the Debentures was convertible, in whole or in part, at any time before maturity and at the option of the Debentureholder, into common shares of the Company (the "Shares") at a conversion price of $0.10CAD per Share.  The Company's obligations under the Debentures were secured by a first ranking security interest over all of the assets of the Company and its subsidiaries.  If any Shares of the Company were sold or issued for a price less than $0.20 CAD per Share prior to conversion or repayment of the Debentures, the conversion price of the Debentures would be adjusted downward to the price of such financing.  Concurrent with the issuance of the Debentures, the Company also issued to each Debentureholder, common share purchase warrants (the "Warrants") such that each subscriber received one Warrant for each $0.20CAD original principal amount of its Debenture, resulting in 5,000,000 Warrants being issued.  Each Warrant entitled the holder thereof to acquire one Share at an exercise price of $0.25 CAD per Share for a period of one year from the date of issuance of the Warrants.

(b) On November 13, 2018 the Company and the Debentureholders entered amendment agreements in respect of the Debentures and Warrants pursuant to which the conversion price reduced from $0.20 to $0.10 and the Warrant exercise price reduced from $0.25 to $0.12 and the exercise term of the Warrants was extended from June 12, 2019 to Nov 13, 2019.

(c) On November 28, 2018 the Company entered into two more secured convertible debentures (the "Second Debentures") on a private placement basis for aggregate principal amount of $500,000.00CAD. In connection with the closing of the Second Debentures, the Company paid $15,000 in placement fees. The Debentures carried applicable interest at a rate of 1% per month, payable in cash on the first business day of each month, and a maturity date of June 12, 2019. The outstanding principal amount under the Debentures was convertible, in whole or in part, at any time before maturity and at the option of the Debentureholder, into Shares at a conversion price of $0.10CAD per Share.  The Company's obligations under the Debentures were secured by a first ranking security interest over all of the assets of the Company and its subsidiaries.  If any Shares of the Company were sold or issued for a price less than $0.10CAD per Share prior to conversion or repayment of the Debentures, the conversion price of the Debentures would be adjusted downward to the price of such financing.  Concurrent with the issuance of the Debentures, the Company also issued to each Debentureholder, Warrants for each $0.10CAD original principal amount of its Debenture, resulting in 5,000,000 Warrants being issued to the Debentureholders.  Each Warrant entitled the holder thereof to acquire one Share at an exercise price of $0.125CAD per Share for a period of one year from the date of issuance of the Warrants.

(d) On April 4, 2019, the Company entered into a development agreement to develop 150 tower sites in Colombia and Mexico. Under the terms of this confidential agreement, Tower One will handle all steps of completing the built to suit towers.

(e) On May 16, 2019 the Company entered into a settlement agreement with the Debentureholders and agreed to pay any consideration from disposition of its tower prior to June 12, 2019; payable as credit to amount under the Debentures. The exercise price of Warrants was reduced to $0.09 and the Company agreed to issue 15,000,000 additional special Warrants to the Debentureholders at an exercise price of $0.09 and expiring until November 13, 2020.

(f) On June 12, 2019, the Company entered into an amending agreement with the Debentureholders where 50% of the total outstanding under Debentures, being CAD$750,000, plus interest and fees, was payable one (1) day after receipt of proceeds of sale of towers of the Company or June 30, 2019. The remaining amount under the Debentures was to be repaid no later than September 14, 2019. The expiry of the Warrants was further extended to November 13, 2020 and the Company was entitled to repurchase the Warrants at any time for a price of CAD$300, 000.

(g) On June 28, 2019, the Company entered into two MLAs with DirecTV Colombia and DirecTV Argentina to allow the Company to be awarded "cellular search rings", which are the desired coordinates for BTS cellular towers and for collocations.

(h) On September 17, 2019, the Company and the Debentureholders entered into a second amending agreement whereby the Company would pay a 10% penalty of the total outstanding amounts owing under the Debentures, being $750,000 CAD, plus applicable fees and taxes, on or before September 27, 2019. The remaining balancewas to be paid by no later than December 20, 2019.

(i) On August 1, 2019, the Company entered into a Joint Venture Agreement with a third party, Enervisa US LLC ("Enervisa") and sold 50% of outstanding shares of TCTS for $330,397 (US$250,000) to fund the operation of TCTS. The Company determines that the sale of the 50% of TCTS shares did not constitute a loss of control. The issuance of the shares is accounted for an equity transaction and resulting a non-controlling interest of $698,030. The non-controlling interest consists of $519,983 of Enervisa's share of TCTS's net loss for the period from January 1, 2019 to August 1, 2019 which is included in net attributable to non-controlling interests on the consolidated statement of changes in equity (deficiency). As at December 31, 2019, the Company has received $258,001 for the sale of 50% of the outstanding shares of TCTS.

(j) On December 30, 2019 the Company and the Debentureholders entered into a third amending agreement with interest in the amount of $15,000 to be paid on or before December 31, 2019 and legal fees of $1,130 to be paid on or before January 10 2020. In addition, a; 1% penalty of the total outstanding amounts owing under the Debentures, being a penalty of CAD$7,500 was due on or before January 10, 2020. The remaining balance owing under the Debentures of CAD$750,000 CAD, plus interest, was to be paid no later than February 28, 2020. In the event the remaining balance owing under the Debentures was not fully repaid by January 14, 2020, an addition 2% penalty of the total outstanding amounts (CAD$15,000) shall be added to the principal amount of the Debentures, to be included in the payment on or before February 28, 2020.

(k) In March 2020 the Company entered into a 50% joint venture with an international operator (the "JV Partner") that has experience in running over 600 crews in their markets and has experience in installing Ericsson and Nokia equipment in Latin America. The strategic decision was made to enhance TCTS's ability to provide quality service to its customers and to leverage on the expertise in managing construction crews efficiently. As part of the agreement, he JV Partner made an investment of US$250,000 into TCTS for a 50% interest in the subsidiary. The funds will be used for operations.

(l) On March 19, 2020 the Company and the Debentureholders entered into a fourth amending agreement such that amounts owing under the Debenture were to be repaid as follows: $50,000 penalty - issuance of 714,286 shares at $0.07 per share; Remaining balance of CDN$226,000, plus remaining balance owed on prior penalties of $1,000 plus any interest, be paid no later than March 31, 2020.

(m) On April 30, 2020 the Company and the Debentureholders entered into a fifth amending agreement and agreed that the issuance of securities during term of 60 days thereafter would not trigger adjustment pursuant to section 5.1 of Warrants.  Also, the Company agreed to the issuance of 714,286 Shares to the Debentureholders at a deemed price of $0.07 per Share.

(n) On June 30, 2020, the Company entered into a mutual release agreement pursuant to which it completed full repayment of the remaining outstanding indebtedness of CAD$235,040 under the Debentures. With the repayment, the Company fully repaid all amounts advanced under the Debentures and is authorized to discharge all security interests registered thereunder. To repay the outstanding amounts under the Debentures, the Company used proceeds from a short-term unsecured raise from two arm's length lenders in the amount of US$ 160,000 and funds from operating activities.

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

  deal at arm's length and are not affiliated with us;
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

TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE STOCKHOLDER'S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES.

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

This summary is based on the current provisions of the Canadian Tax Act, proposed amendments to the Canadian Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), and the provisions of the Convention as in effect on the date hereof.  No assurance can be given that the Proposed Amendments will be entered into law in the manner proposed, or at all. No advance income tax ruling has been requested or obtained from the Canada Revenue Agency to confirm the tax consequences of any of the transactions described herein.

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

A U.S. Resident will not be subject to tax under the Canadian Tax Act in respect of any capital gain on a disposition of our common shares unless such shares constitute "taxable Canadian property", as defined in the Canadian Tax Act, of the U.S. Resident and the U.S. Resident is not eligible for relief pursuant to the Convention.  Our common shares will not constitute "taxable Canadian property" for a U.S. Resident if at all times during the 60-month period immediately preceding the disposition of the common shares the U.S. Resident, persons with whom the U.S. Resident did not deal at arm's length, or the U.S. Resident together with all such persons, did not own 25% or more of the issued shares of any class or series of shares of our capital stock, or if at all times during the 60-month period immediately preceding the disposition of the common shares not more than 50% of the fair market value of our common shares was derived from one or any combination of real property situated in Canada, resource property situated in Canada, timber resource property situated in Canada, or options or interests in any of the foregoing.

Amounts in respect of our common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Resident will generally be subject to Canadian non-resident withholding tax at the rate of 25%. Currently under the Convention the rate of Canadian non-resident withholding tax will generally be reduced to:

  5% of the gross amount of dividends if the beneficial owner is a company that is resident in the U.S. and that owns at least 10% of our voting shares; or

  15% of the gross amount of dividends if the beneficial owner is some other resident of the U.S.

Generally, the Convention does not apply to US resident LLC's that are fiscally transparent.  However, the Convention may apply to afford reduced withholding tax rates on dividends attributed to a US resident member of a US resident fiscally transparent LLC to the extent of the dividend being consider to have been received by that member.

United States Federal Income Tax Information for United States Holders.

The following is a general discussion of material U.S. federal income tax consequences of the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations (whether final, temporary or proposed) promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion only addresses the tax consequences for U.S. Holders that hold their Common Shares as a "capital asset" within the meaning of Code Section 1221 (generally, property held for investment purposes) and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

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
  persons that have a "functional currency" other than the U.S. dollar;
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

If an entity that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or other "pass-through" entity) and the partners of such partnership (or owners of such other "pass-through" entity) generally will depend on the activities of the partnership (or other "pass-through" entity) and the status of such partners (or owners).  This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other "pass-through" entity or owner).  Partners of entities that are classified as partnerships (or owners of other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal tax consequences of the ownership and disposition of Common Shares.

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

As used herein, the term "U.S. Holder" means a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is:

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

TAX MATTERS ARE VERY COMPLICATED AND THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF COMMON SHARES WILL DEPEND UPON THE U.S. HOLDER'S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES THAT MAY APPLY TO A U.S. HOLDER AS A RESULT OF OWNING OR DISPOSING OF COMMON SHARES.  ACCORDINGLY, THIS SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, LEGAL OR U.S. FEDERAL INCOME TAX ADVICE WITH RESPECT TO ANY PARTICULAR U.S. HOLDER.  EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, U.S. STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES.

Ownership of Common Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to Common Shares generally will be included in the U.S. Holder's gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent attributable to our current and accumulated "earnings and profits" (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because distributions exceed our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the U.S. Holder's Common Shares and reduce (but not below zero) the adjusted tax basis of the U.S. Holder's Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder's Common Shares, the distribution will be treated as gain from the sale or exchange of the U.S. Holder's Common Shares (See more detailed discussion under the heading "Sale of Common Shares," below).  We may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to Common Shares will constitute a dividend.

Dividends received by a non-corporate U.S. Holder from a "qualified foreign corporation" (as defined below) are taxed at the same preferential rates that apply to long-term capital gains if the shares with respect to which the dividends are paid have been held for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date." A foreign corporation is a "qualified foreign corporation" if it is eligible for the benefits of a comprehensive income tax treaty with the United States (the income tax treaty between Canada and the United States is such a treaty) or the shares with respect to which such dividend is paid are readily tradable on an established securities market in the United States.  Notwithstanding satisfaction of one or both of these conditions, a foreign corporation is not a qualified foreign corporation if it is a PFIC for the taxable year of the corporation in which the dividend is paid or the preceding taxable year. (Whether a foreign corporation is a PFIC is discussed below under the heading "Passive Foreign Investment Companies").

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

Corporate U.S. Holders generally will not be eligible for the "dividends received deduction" with respect to dividends they receive from us.

Sale of Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss upon the sale or other taxable disposition of Common Shares equal to the difference, if any, between: (a) the amount of cash plus the fair market value of any property received and (b) the U.S. Holder's adjusted tax basis in such Common Shares. This gain or loss will be long-term capital gain or loss if the U.S. Holder held such Common Shares for more than one year at the time of sale or other taxable disposition. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules.

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

Foreign Tax Credit

Subject to a number of limitations, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Common Shares or gain from the sale or other taxable disposition of Common Shares may generally elect to claim a credit or a deduction for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute "foreign source" income and generally will be categorized as "passive income."

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

We will be a PFIC if, in any taxable year either: (a) 75% or more of our gross income consists of passive income ("income test"); or (b) on average for such taxable year, 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income ("asset test").  Subject to certain limited exceptions, if we meet the income test or the asset test for a particular taxable year, the Common Shares held by a U.S. Holder in that year will be treated as shares of a PFIC for that year and all subsequent years in the U.S. Holder's holding period, even if we fail to meet either test in a subsequent year.

For purposes of the income test and asset test, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC ("subsidiary PFIC"),  a disposition of the shares of the subsidiary PFIC by the Company or a distribution received by the Company from the subsidiary PFIC generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the excess distribution regime discussed below.  Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Common Shares are made.  To the extent that gain recognized on the actual disposition by a U.S. Holder of Common Shares or income recognized by a U.S. Holder on an actual distribution received on Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax again.

If the Company is currently a PFIC, or a U.S. Holder held Common Shares while the Company was a PFIC in prior years, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and any subsidiary PFIC as a "qualified electing fund" or "QEF" under Code Section 1295 (a "QEF Election") or a mark-to-market election for the Company under Code Section 1296 (a "Mark-to-Market Election").  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election is referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder would be subject to tax under the excess distribution regime. Under the excess distribution regime, federal income tax on a U.S. Holder's gain from the sale or other taxable disposition of Common Shares would be calculated by allocating the gain ratably to each day the U.S. Holder held its Common Shares. Gain allocated to years preceding the first year in which we were a PFIC in the U.S. Holder's holding period, if any, and gain allocated to the year of disposition would be treated as gain arising in the year of disposition and taxed as ordinary income.  The amount of any gain allocated to other years generally would be subject to U.S. federal income tax in the current year at the highest tax rate applicable to ordinary income in each such prior year, and a Non-Electing U.S. Holder would be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  A distribution that exceeds 125% of the average distributions received on Common Shares by a U.S. Holder during the three preceding taxable years (or, if shorter, the portion of the U.S. Holder's holding period before the taxable year) (referred to as an "excess distribution") would be taxed in a similar manner.

A U.S. Holder may avoid taxation under the excess distribution regime by making a QEF Election. If a QEF Election is made, for each year that we met the income test or asset test, an electing U.S. Holder would be required to include in gross income its pro rata share of our net ordinary earnings and net capital gains, if any.  The U.S. Holder's adjusted tax basis in its Common Shares would be increased by the amount of such income inclusions.  An actual distribution to the U.S. Holder out of such income generally would not be treated as a dividend for U.S. tax purposes and would decrease the U.S. Holder's adjusted tax basis in its Common Shares. Gain realized from the sale of Common Shares subject to a QEF election would generally be taxed as a capital gain. U.S. Holders will be eligible to make QEF elections only if we agree to provide to the U.S. Holders, the information they need to comply with the QEF rules.  Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for the Company and any subsidiary PFIC.

A U.S. Holder may also avoid taxation under the excess distribution regime by timely making a Mark-to-Market Election.  A U.S. Holder may make a Mark-to-Market Election only if Common Shares are "marketable stock" (as defined in Code Section 1296(e)).  An electing U.S. Holder would include in gross income, as ordinary income, for each taxable year in which the Company met the income test or asset test, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.  Gain from the sale or other taxable disposition of Common Shares covered by a Mark-to-Market Election generally is treated as ordinary income from U.S. sources while a loss is generally treated as an ordinary loss from U.S. sources but only to the extent of prior income inclusions. Losses in excess of such prior income inclusions are treated as capital losses from U.S. sources.  Capital losses are subject to significant limitations under the Code.  A Mark-to-Market Election may not be made with respect to the stock of any subsidiary PFIC because such stock is not "marketable stock."  Hence, a  Mark-to-Market Election will not be effective to eliminate the application of the excess distribution regime, described above, with respect to deemed dispositions of subsidiary PFIC stock or excess distributions with respect to a subsidiary PFIC.  Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to Common Shares.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

You may read and copy any reports or other information that we file through the Electronic Data Gathering, Analysis and Retrieval system through the SEC's website on the Internet at http://www.sec.gov.

I. Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Inflation-related risks

In May 2018, the Argentinean Peso underwent a severe devaluation resulting in Argentina's three-year cumulative inflation exceeding 100% in 2018, and consequently for the year ended December 31, 2018 and 2019, the Company determined that Argentina was in a state of hyperinflation. The Company's subsidiary, Evotech, operates in Argentina and the functional currency of Evotech is the Argentinian Peso.

Although we do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years, the hyperinflationary situation in Argentina helped contribute to a foreign exchange translation loss of C$327,696 in 2019 and further increases in inflation in Argentina or the other markets in which we operate could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

.

Financial Instruments and Risk

As at December 31, 2019, the Company's financial instruments consist of cash, amounts receivable, other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits, interest payable, promissory note payable, convertible debentures, loans payable, loans from related parties, bonds payable and lease liabilities.

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

Cash is measured using level 1 fair value inputs. The carrying values of the amounts receivable, other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits, interest payable, promissory note payable, convertible debentures, loans payable and loans from related parties approximate their fair values because of the short-term nature of these instruments. The bond payable and lease liabilities is classified as level 3.

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

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $1,808,397 (2018 - $454,024). Accounts receivable are shown net of provision of credit losses of $179,868 (2017 - $nil)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company's ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through issuances of equity and debt or partnering transactions.

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company's financial liabilities as at December 31, 2019 based on the undiscounted contractual cash flows:

	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	4,035,983	4,035,983	4,035,983	-	-	-
Interest payable	357,913	357,913	357,913	-	-	-
Convertible debentures	745,000	745,000	745,000	-	-	-
Loans payable	1,263,055	1,263,055	1,263,055	-	-	-
Loans from related parties	4,060,187	4,060,187	4,060,187	-	-	-
Bonds payable	1,787,351	1,954,300	-	1,954,300	-	-
Lease liability	2,703,129	5,587,147	654,231	1,801,543	1,169,009	1,962,364
Total	14,952,618	18,003,585	11,116,369	3,755,843	1,169,009	1,962,364

The Company has a working capital deficiency as of December 31, 2019 of $17,058,756. Customer deposits consist of funds received from customers in advance of towers sold. As of December 31, 2019, the Company received $8,526,085 (2018 - $Nil) in customer deposits.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. Assuming all other variables remain constant, a 15% weakening or strengthening of the Colombia Peso, Argentina Peso, US dollar and Mexican Peso against the Canadian dollar would result in approximately $1,021,871 foreign exchange loss or gain in the consolidated statement of comprehensive loss. The Company has not hedged its exposure to currency fluctuations.

At December 31, 2019, the Company had the following financial instruments denominated in foreign currencies:

	Argentina Pesos	Colombian Pesos	Mexican Pesos	United States Dollars	Total
	$	$	$	$	$
Cash	23,209	3,940	579	17,152	44,880
Amounts receivable	372,833	409,665	225,651	138,712	1,146,861
Accounts payable and accrued liabilities	(501,981)	(912,245)	(1,133,691)	(374,901)	(2,922,818)
Customer deposits	-	(4,227,680)	(4,298,405)	-	(8,526,085)
Interest payable	-	-	-	(357,913)	(357,913)
Lease liability	(557,751)	(851,590)	(1,293,788)	-	(2,703,129)
Loans payable	(383,291)	(41,845)	-	(837,919)	(1,263,055)
Loans from related parties	(13,068)	-	-	(4,047,119)	(4,060,187)
Net	(1,060,049)	(5,619,755)	(6,499,654)	(5,461,988)	(18,641,446)

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company's assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate between 12% and 18%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2019, the end of the period covered by this annual report, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934).  Our principal executive and financial officers supervised and participated in this evaluation.  Based on this evaluation, our principal executive and financial officers each concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report. The design of any system of controls is based in part upon various assumptions about the likelihood of future events, and there can be no assurance that any of our plans, products, services or procedures will succeed in achieving their intended goals under future conditions.

Changes in Internal Control

There were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15f and 15d-15(f) of the Securities Exchange Act of 1934) that occurred during the period covered by this report that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934.  The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.  Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2019.  In making this assessment management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Based on our assessment and the criteria discussed above, management believes that, as of December 31, 2019, the Company's internal control over financial reporting was effective.

Item 16A. Audit Committee Financial Experts

Our Board has determined that Fabio Alexander Vazquez qualifies as an "audit committee financial expert" and is "independent", as such term is used in Nasdaq Marketplace Rule 5605(a)(2).

Item 16B. Code of Ethics

The Board has approved a Code of Business Conduct and Ethics (the "Code"), which is filed herewith as an exhibit to this Form 20-F to be followed by the Company's directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company's agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflicts of interest, protect confidential or proprietary information and comply with the applicable government laws and securities rules and regulations. The Board does not actively monitor compliance with the Code, but requires prompt notification of apparent or actual breaches so that it may investigate and take action. The Code has been circulated to all employees.

The Company has not granted a waiver, including an implicit waiver, from a provision the Code during the last fiscal year.

Item 16C. Principal Accountant Fees and Services

The following table presents fees for professional audit services for the audit of the Company's annual financial statements by Smythe LLP for the fiscal year 2019 and Manning Elliott LLP for fiscal year 2018, respectively and fees billed for other services rendered during 2019 and 2018.

	Fiscal 2019	Fiscal 2018

Type of Service/Fee

Audit Fees (1)	$ 105,000	$ 207,100
Audit Related Fees (2)	$ -	$ -
Tax Fees (3)	$ -	$ -
All Other Fees	$ -	$ -

On March 9, 2020 Manning Elliott LLP resigned as the auditors of the Company and Smythe LLP was appointed as the auditors of the Company. Smythe LLP was engaged as auditors for the fiscal year 2019 and going forward are the auditors for the Company. Smythe LLP did not receive any fees in respect of the fiscal year 2018.

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

Item 16E. Purchases of Equity Securities by the Company and Affiliated Purchasers

None.

Item 16F. Change in Registrant's Certifying Accountant

Effective as of March 9, 2020, at the request of the Company, Manning Elliott LLP resigned as the Company's independent registered public accounting firm. Concurrent with such resignation, the Company engaged Smythe LLP to serve as its independent registered public accounting firm effective March 9, 2020. Smythe LLP was engaged as auditors for the fiscal year 2019 and going forward are the auditors for the Company. The change of the Company's independent registered public accounting firm from Manning Elliott LLP to Smythe LLP was approved by the board of directors of the Company.

The reports of Manning Elliott LLP on the Company's financial statements as of and for the fiscal years ended December 31, 2018 and 2017 did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles.

During the Company's fiscal years ended December 31, 2018 and 2017 and in the subsequent interim period through the date of resignation of Manning Elliott LLP, there were no disagreements, resolved or not,  between the Company and Manning Elliott LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Manning Elliott LLP, would have caused Manning Elliott LLP to make reference to the subject matter of such disagreements in connection with its report on the Company's financial statements for such years.

During the Company's fiscal years ended December 31, 2018 and 2017 and in the subsequent interim period through the date of resignation of Manning Elliott LLP, there were no reportable events within the meaning of Item 16F(a)(1)(v) of Form 20-F.

During the Company's fiscal years ended December 31, 2018 and 2017 and in the subsequent interim period through the date of appointment of Smythe LLP, the Company did not consult with Smythe LLP on either (1) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that may be rendered on our financial statements, and Smythe LLP did not provide either a written report or oral advice to us that Smythe LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(v) of Form 20-F and the related instructions, or a reportable event, as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided Manning Elliott LLP with a copy of the disclosures in this current report on Form 20-F and requested that Manning Elliott LLP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Manning Elliott LLP agrees with the statements in this Item 16F, and if not, stating the respects with which it does not agree. A copy of the letter provided from Manning Elliott LLP is filed as Exhibit 15.3 to this Form 20-F.

We requested the Company's new independent registered public accounting firm, Smythe LLP, to review the disclosure in response to this Item 16F and provided an opportunity for Smythe LLP to furnish the Company with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of the Company's expression of its views, or the respects in which it does not agree with the statements made by the Company in response to Item 16F. Smythe LLP did not provide any such letter to the Company in response to this request.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The Company's audited financial statements for fiscal year ended December 31, 2019 as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. All of the financial information is presented herein in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of the Company.*
1.2	Certificate of Change of Name dated December 28, 2016.*
4.1	Stock Option Plan.*
4.2	The Arrangement Agreement between the Company and Cabbay Holdings Corp. dated April 18, 2016 and amended on April 21, 2016.*
4.3	Share Exchange Agreement dated October 19, 2016, between the Company, Tower Three SAS, and the shareholders of Tower Three SAS.*
4.4	Loan Agreement dated March 31, 2017.*
4.5	Loan Agreement dated September 27, 2017.*
4.6	Loan Agreement dated October 1, 2017.*
4.7	Loan Agreement dated October 12, 2017.*
4.8	Escrow Agreement dated October 18, 2017 between Tower One Wireless Corp. and certain shareholders of Tower Construction & Technical Services, Inc.*
4.9	Acquisition Agreement dated March 23, 2018.*
8.1	List of significant subsidiaries of the Company.*
11.1	Code of Business Conduct and Ethics.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
15.2	Audit Committee Charter*
15.3	Letter from Manning Elliott LLP per Item 16F**
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Linkbase
101.LAB**	XBRL Taxonomy Extension Label Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase

* Filed with previous Form 20-Fs

**Filed herewith.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TOWER ONE WIRELESS CORP.

Date: October 7, 2020	By:	/s/ Alejandro Ochoa
Name: Alejandro Ochoa
Title: Chief Executive Officer

By:	/s/ Santiago Rossi
Name: Santiago Rossi
Title: Chief Financial Officer

TOWER ONE WIRELESS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Tower One Wireless Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Tower One Wireless Corp. (the "Company") as of December 31, 2019, and the related consolidated statements of comprehensive loss, changes in equity (deficiency) and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its accounting policies for leases as of January 1, 2019 due to the adoption of IFRS 16 Leases.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net working capital deficiency, and may not be able to amend, refinance, or pay off its debt, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

The consolidated financial statements of the Company as at December 31, 2018 and for the years ended December 31, 2018 and 2017 were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on May 13, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2020.

Vancouver, Canada

June 15, 2020

TOWER ONE WIRELESS CORP.

Consolidated Statements of Financial Position

As at December 31, 2019 and 2018

(Expressed in Canadian Dollars)

	Note	2019	2018
		$	$
ASSETS (NOTES 14 and 16)
Current Assets
Cash		56,629	346,103
Amounts receivable		1,808,397	454,024
Prepaid expenses and deposits		234,091	308,153
Unbilled revenues		109,064	-
Assets held for sale	13	751,726	1,116,376
		2,959,907	2,224,656

Other receivables	17	-	292,118
Intangible assets	10	1,602,728	1,843,589
Right-of-use assets	12	2,706,368	-
Property and equipment	11	8,732,046	8,221,477
Total Assets		16,001,049	12,581,840

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current Liabilities
Bank indebtedness		-	39,464
Accounts payable and accrued liabilities	17	4,035,983	3,705,748
Income tax payable	25	380,863	-
Interest payable		357,913	408,152
Deferred revenue		443,500	182,878
Customer deposits	20	8,526,085	-
Current portion of lease liabilities	12	206,079	-
Convertible debentures	14	745,000	1,387,624
Promissory note payable	13	-	1,780,822
Loans payable	15	1,263,055	1,537,930
Loans from related parties	17	4,060,187	2,616,584
		20,018,665	11,659,202

Long-term portion of lease liabilities	12	2,497,050	-
Bonds payable	16	1,787,351	865,937
Deferred income tax liability	25	-	322,289
Total Liabilities		24,303,066	12,847,428

Shareholders' Deficiency
Share capital	18	16,876,382	16,876,382
Share subscriptions		(30,000)	(30,000)
Contributed surplus		2,303,721	2,089,462
Non-controlling interest	9	(3,357,287)	162,471
Deficit		(23,585,459)	(19,009,676)
Accumulated other comprehensive loss		(509,374)	(354,227)
Total Shareholders' Deficiency		(8,302,017)	(265,588)
Total Equity and Liabilities		16,001,049	12,581,840

Approved on behalf of the Board of Directors:

"Alejandro Ochoa"	"Robert Nicholas Peter Horsley"

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars)

	Note	2019	2018	2017
		$	$	$
Revenues	22	5,413,594	1,556,742	200,498
Cost of sales		2,879,546	-	-
		2,534,048	1,556,742	200,498
Expenses
Advertising and promotion		46,789	1,403,270	1,199,150
Amortization	10, 11, 12	1,261,964	436,902	94,468
Bad debts		150,551	-	-
Foreign exchange		2,820,547	754,999	-
Interest, financing charges and accretion		1,912,553	769,322	380,864
Maintenance and operations		1,001,161	1,517,698	301,915
Office and miscellaneous		949,670	675,553	128,184
Professional fees and consulting	17	2,366,030	1,834,575	1,710,312
Share-based compensation	15(d)	-	1,913,692	3,693,799
Transfer agent and filing fees		13,790	44,983	-
Travel		214,065	201,888	333,366
		10,737,120	9,552,882	7,842,058

Loss before other items		(8,203,072)	(7,996,140)	(7,641,560)
Other items
Listing expense	5	-	-	(1,144,167)
Loss on extinguishment of debt	17	(393,026)	-	-
Impairment	8, 11	(1,306,767)	(2,132,942)	(461,360)
Impairment of advances and loans receivable		(224,975)	(225,732)	(286,289)
Write-off of VAT receivable		(48,735)	(13,859)	(435,301)
Gain on net monetary position	4	2,087,881	924,340	-
		114,378	(1,448,193)	(2,327,117)
Net loss before income taxes		(8,088,694)	(9,444,333)	(9,968,677)
Current income tax expense	25	(380,863)	-	-
Deferred income tax recovery	25	322,289	313,048	105,000
Net loss		(8,147,268)	(9,131,285)	(9,863,677)
Other comprehensive loss:
Item that will not be reclassified to profit or loss
Foreign exchange translation adjustment		(327,696)	(480,132)	(59,631)
Comprehensive loss		(8,474,964)	(9,611,417)	(9,923,308)
Net loss attributable to:
Shareholders of the Company		(4,977,237)	(9,112,971)	(9,583,550)
Non-controlling interest		(3,170,031)	(18,314)	(280,127)
Net loss		(8,147,268)	(9,131,285)	(9,863,677)

Other comprehensive loss attributable to:
Shareholders of the Company		(155,147)	(326,928)	(18,120)
Non-controlling interest		(172,549)	(153,204)	(41,241)
Other comprehensive loss		(327,696)	(480,132)	(59,361)

Loss per common share - basic and diluted		(0.13)	(0.10)	(0.16)
Weighted average common shares outstanding		63,389,446	88,307,259	58,115,156

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.

Consolidated Statement of Changes in Equity (Deficiency)

(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Subscriptions Receivable	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Equity Shareholders of the Company	Non- controlling Interest	Total
		$		$	$	$	$	$	$
Balance, December 31, 2016	10,000	4,300	-	-	(313,155)	(9,179)	(318,034)	-	(318,034)
Derecognition of Tower Three shares	(10,000)	-	-	-	-	-	-	-	-
Shares issuance to Tower Three shareholders	30,000,000	-	-	-	-	-	-	-	-
Recognition of shares issued to Tower One shareholders	6,735,885	1,010,383	-	-	-	-	1,010,383	-	1,010,383
Shares issued to Rojo	500,000	175,000	-	-	-	-	175,000	-	175,000
Share issued for acquisition of Evolution	1,500,000	480,000	-	-	-	-	480,000	-	480,000
Acquisition of Evolution	-	-	-	-	-	-	-	509,524	509,524
Shares issued for services	1,000,000	340,000	-	-	-	-	340,000	-	340,000
Shares issued for cash, net	15,484,912	2,092,651	-	142,319	-	-	2,234,970	-	2,234,970
Share subscriptions received	-	-	170,000	-	-	-	170,000	-	170,000
Share-based compensation	-	-	-	3,917,778	-	-	3,917,778	-	3,917,778
Exercise of warrants	3,774,466	1,132,340	-	-	-	-	1,132,340	-	1,132,340
Exercise of stock options	11,130,435	5,401,212	-	(2,715,213)	-	-	2,685,999	-	2,685,999
Net loss	-	-	-	-	(9,583,550)	-	(9,583,550)	(280,127)	(9,863,677)
Other comprehensive loss	-	-	-	-	-	(18,120)	(18,120)	(41,241)	(59,361)
Balance, December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.

Consolidated Statement of Changes in Equity (Deficiency)

(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Subscriptions Received	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922
Exercise of stock options	5,600,000	2,460,301	(200,000)	(1,200,301)	-	-	1,060,000	-	1,060,000
Exercise of warrants	8,665,201	2,166,300	-	-	-	-	2,166,300	-	2,166,300
Shares issued for services	525,690	110,395	-	-	-	-	110,395	-	110,395
Shares issued for subscriptions received	142,857	30,000	(30,000)	-	-	-	-	-	-
Shares issued for debt	780,000	156,000	-	-	-	-	156,000	-	156,000
Shares issued for acquisition of Mexmaken	7,500,000	1,312,500	-	-	-	-	1,312,500	145,833	1,458,333
Share-based compensation	-	-	-	1,913,692	-	-	1,913,692	-	1,913,692
Subscriptions received	-	-	30,000	-	-	-	30,000	-	30,000
Shares issued	50,000	5,000	-	-	-	-	5,000	-	5,000
Fair value of warrants issued for bond issuance cost	-	-	-	28,514	-	-	28,514	-	28,514
Equity portion of convertible debentures	-	-	-	2,673	-	-	2,673	-	2,673
Net loss	-	-	-	-	(9,112,971)	-	(9,112,971)	(18,314)	(9,131,285)
Other comprehensive loss	-	-	-	-	-	(326,928)	(326,928)	(153,204)	(480,132)
Balance, December 31, 2018	93,389,446	16,876,382	(30,000)	2,089,462	(19,009,676)	(354,227)	(428,059)	162,471	(265,588)
Warrants issued	-	-	-	608,440	-	-	608,440	-	608,440
Obligation to issue warrants	-	-	-	180,714	-	-	180,714	-	180,714
Extinguishment of convertible debenture	-	-	-	(574,895)	-	-	(574,895)	-	(574,895)
Adjustment on acquisition of controlled subsidiary (note 6)	-	-	-	-	(106,990)	-	(106,990)	869	(106,121)
Adjustment on disposition of controlled subsidiary (note 6)	-	-	-	-	508,444	-	508,444	(178,047)	330,397
Net loss	-	-	-	-	(4,977,237)	-	(4,977,237)	(3,170,031)	(8,147,268)
Other comprehensive loss	-	-	-	-	-	(155,147)	(155,147)	(172,549)	(327,696)
Balance, December 31, 2019	93,389,446	16,876,382	(30,000)	2,303,721	(23,585,459)	(509,374)	(4,944,730)	(3,357,287)	(8,302,017)

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Consolidated Statements of Cash Flows

For the Years Ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

	2019	2018	2017
	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(8,147,268)	(9,131,285)	(9,863,677)
Item not affection cash:
Accretion	107,376	70,341	219,990
Accrued interest	583,883	-	-
Amortization	1,261,964	436,902	94,468
Allowance for VAT	48,735	13,859	435,301
Gain on sale of towers	(664,446)	-	-
Deferred income tax recovery	(322,289)	(313,048)	(105,000)
Foreign exchange	2,719,037	2,131,449	389,720
Gain on net monetary position	(1,921,376)	(924,340)	-
Impairment	1,306,767	2,358,674	292,538
Impairment of advances and loans receivable	224,975	-	-
Listing expense	-	-	1,144,167
Loss on extinguishment of debt	393,026	-	-
Share-based compensation	-	1,913,692	3,693,799
Shares issued for services	-	110,395	340,000

Changes in non-cash working capital items (Note 23)	7,529,242	2,131,158	(1,811,433)
Cash provided by (used in) operating activities	3,119,626	(1,202,203)	(5,170,127)

Cash flows from investing activities
Cash received from acquisitions	-	18,436	1,382,859
Cash paid for acquisitions	(106,121)	-	(466,260)
Cash received from disposition	258,001	-	-
Addition of property and equipment	(3,634,144)	(8,436,633)	(2,887,196)
Cash used in investing activities	(3,482,264)	(8,418,197)	(1,970,597)

Cash flows from financing activities
Shares issued for cash, net	-	30,000	3,367,310
Exercise of stock options and warrants	-	3,226,300	2,686,000
Subscriptions received	-	-	170,000
Proceeds from convertible debts, net	-	1,376,914	-
Repayment of convertible debts	(750,000)	-	-
Proceeds from bonds payable, net	859,560	888,996	-
Loans received	1,173,953	1,756,309	-
Repayment of loans	(1,467,004)	(156,819)	-
Loans from related parties	1,969,187	1,366,710	1,317,225
Repayment of loans from related parties	(1,140,500)	(534,612)	(125,450)
Lease payments	(570,512)	-	-
Promissory note received	-	1,728,480	-
Cash provided by financing activities	74,684	9,682,278	7,415,085
Foreign exchange on cash	(1,520)	-	-

Change in cash	(289,474)	61,878	274,361
Cash, beginning	346,103	284,225	9,864

Cash, ending	56,629	346,103	284,225

Property and equipment additions in accounts payable and accrued liabilities	1,019,581	-	-
Cash paid for interest	635,717	50,000	24,399
Cash paid for income taxes	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. ("Tower One" or the "Company") is a pure-play, build-to-suit ("BTS") tower owner, operator and developer of multitenant communications structures. The Company's primary business is the leasing of space on communications sites to mobile network operators ("MNOs"). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. A long-term site lease is in hand with a tenant prior to undergoing construction.

Tower One was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange ("CSE") and commenced trading on November 16, 2011. The Company's registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the "Agreement") with Tower Three SAS ("Tower Three") and the shareholders of Tower Three. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the "Acquisition"). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer (Note 5).

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company's assets may be materially less than the amounts recorded in these consolidated financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At December 31, 2019, the Company had a working capital deficiency of $17,058,758 (2018 - $9,434,546) and an accumulated deficit of $23,585,459 (2018 - $19,009,676) which has been funded primarily by loans from related parties. Ongoing operations of the Company are dependent upon the Company's ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise substantial doubt about the Company's ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements were approved and authorized for issue by the Board of Directors on June 15, 2020.

Effective January 1, 2019, the Company adopted IFRS 16 Leases ("IFRS 16"). IFRS 16 was adopted retrospectively with no restatement of comparative periods, as permitted by the transition provisions of the standard (Note 3).

(b) Basis of Presentation and Consolidation

These consolidated financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements include the accounts of the following entities as at December 31, 2019:

Entity	Country	Percentage of ownership	Functional currency
Tower One Wireless Corp. ("Tower One")	Canada	Parent	Canadian dollar
Tower Two SAS ("Tower Two")	Argentina	100%	Argentina Peso
Tower Three SAS ("Tower Three")	Colombia	100%	Colombian Peso
Tower 3 SA ("Tower 3")	Argentina	100%	Argentina Peso
Innervision SAS ("Innervision")	Colombia	100%	Colombian Peso
Evolution Technology SA ("Evolution")	Argentina	65%	Argentina Peso
Tower Construction & Technical Services, LLC ("TCTS")	USA	50%	US dollar
Comercializadora Mexmaken, S.A. de C.V. ("Mexmaken")	Mexico	90%	Mexican Peso

These consolidated financial statements include the accounts of the Company and the following subsidiaries as at December 31, 2018:

Entity	Country	Percentage of ownership	Functional currency
Tower One Wireless Corp.	Canada	Parent	Canadian dollar
Tower Two SAS	Argentina	100%	Argentina Peso
Tower Three SAS	Colombia	100%	Colombian Peso
Tower 3 SA	Argentina	100%	Argentina Peso
Innervision SAS	Colombia	90%	Colombian Peso
Evolution Technology SA	Argentina	65%	Argentina Peso
Tower Construction & Technical Services, LLC	USA	70%	US dollar
Comercializadora Mexmaken, S.A. de C.V.	Mexico	90%	Mexican Peso

All significant inter-company balances and transactions have been eliminated on consolidation. Subsidiaries are entities controlled by the Company. Control is based on whether an investor has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of returns. Non-controlling interests in the net assets are identified separately from the Company's deficiency. The non-controlling interest consists of the non-controlling interest as at the date of the original acquisition plus the noncontrolling interest's share of changes in equity or deficiency since the date of acquisition.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Significant areas requiring the use of management estimates include the following:

(i)  Intangible Assets - useful lives

The Company records intangible assets purchased in a business combination at their fair value. Determining fair value requires management to use estimates that could be material. Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

(ii) Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of services performed, and if the fair value of the services performed is not readily determinable, at the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based compensation transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based compensation transactions are discussed in Note 18. Actual results may differ from these estimates and assumptions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(iii)  Property and Equipment - useful lives

Amortization is recorded on a declining balance basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

(iv) Incremental borrowing rate

 The Company uses estimation in determining the incremental borrowing rate used to measure the lease liabilities. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in similar economic environment.

(v)  Allowance for credit losses

 The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. At December 31, 2019, the Company has an allowance for doubtful accounts of $179,868 (2018 - $Nil).

(vi) Discount rate used for convertible debentures

The carrying value of the convertible debentures is subject to management's estimates in determining an appropriate discount rate based on similar instruments with no conversion features.

 (vii) Recoverability of asset carrying values

Determining the amount of impairment of goodwill, intangible assets, and property and equipment requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

 (viii) Fair value of assets acquired in a business combination

The determination of fair value of assets acquired requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of the assets acquired require judgment and include estimates of future cash flows.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i)  Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company's ability to continue as a going concern. Further information regarding going concern is outlined in Note 1.

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

(iii) Determination of control in business acquisitions

The determination of the acquirer in business acquisitions is subject to judgment and requires the Company to determine which party obtains control of the combining entities. Management applies judgment in determining control by assessing the following three factors: whether the Company has power; whether the Company has exposure or rights to variable returns; and whether the Company has the ability to use its power to affect the amount of its returns. In exercising this judgment, management reviewed the representation on the Board of Directors and key management personnel, the party that initiated the transaction, and each of the entities' activities.

The assessment of whether an acquisition constitutes a business is also subject to judgment and requires the Company to review whether the acquired entity contains all three elements of a business, including inputs, processes and the ability to create output.

(iv)  Intangible Assets - impairment

The application of the Company's accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c)  Use of Estimates and Judgments (Continued)

(v) Compound financial instruments

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument.

The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

(vi) Asset held-for-sale and discontinued operations

Judgment is required in determining whether an asset meets the criteria for classification as "assets held for sale" in the consolidated statements of financial position. Criteria considered by management include the existence of and commitment to a plan to dispose of the assets, the expected selling price of the assets, the expected timeframe of the completion of the anticipated sale and the period of time any amounts have been classified within assets held for sale. The Company reviews the criteria for assets held for sale each period and reclassifies such assets to or from this financial position category as appropriate. In addition, there is a requirement to periodically evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

Judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded as discontinued operations in the consolidated statements of comprehensive loss.

(vii) Property and Equipment and intangibles - impairment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its property and equipment and intangibles. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset's value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

(viii) Determination of functional currency and hyperinflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management's judgment of the underlying economic condition of the country the entity operates in.

(ix) Application of IFRS 16

The Company applies judgment in determining whether the contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create economic incentive to exercise renewal options.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c)  Use of Estimates and Judgments (Continued)

(x) Modification versus extinguishment of financial liability

Judgment is required in applying IFRS 9 Financial Instruments to determine whether the amended terms of the loan agreement is a substantial modification of an existing financial liability and whether it should be accounted for as an extinguishment of the original financial liabilities.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company's common shares at their average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Revenue recognition

The Company's leasing revenue is derived from lease arrangements to obtain rights to use the Company's equipment.

Leases in which a significant portion of the risks and rewards of ownership are retained by the Company are classified as operating leases. Assets under operating leases are included in property and equipment. Leasing revenue from operating leases is recognized as the leasing services are provided.

The Company earns revenue from tower sales. Tower sales revenue is recognized when the control over goods is transferred to the customer. As such, the revenue is recognized after: the contract is identified; performance obligations are identified; the transaction price is determined; the transaction price is allocated to the various performance obligations (if multiple performance obligations are identified); and ultimately, once the performance obligation is satisfied.

The Company also earns revenues from installation, technical and maintenance services. Unbilled revenues represents services performed but not yet billed.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

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

For the year ended December 31, 2019, an unrealized foreign exchange translation loss of $327,696 (2018 - $480,132; 2017 - $59,631) was recorded under accumulated other comprehensive loss as a result of changes in the value of the Colombian Peso, Argentina Peso, Mexican Peso and US dollars with respect to the Canadian dollar.

The results and financial position of a subsidiary whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency using the following procedures:

i. All amounts (i.e. assets, liabilities, equity items, income and expenses, including comparatives) are translated at the closing rate at the date of the statement of financial position, except that

ii. When amounts are translated into a non-hyperinflationary presentation currency (i.e. CAD), comparative amounts remain unchanged from those reported in the prior periods.

When an entity's functional currency is the currency of a hyperinflationary economy, the entity shall restate its financial statements in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies before applying the translation method described above. When the economy ceases to be hyperinflationary and the entity no longer restates its financial statements in accordance with IAS 29, it shall use as the historical costs for translation into the presentation currency the amounts restated to the price level at the date the entity ceased restating its financial statements.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

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

  Amortization of the towers is calculated on the declining-balance basis over the agreement or lease terms
  Furniture and equipment - between 10% and 33.3% declining balance

Costs of assets in the course of construction are capitalized as construction in progress. Upon completion, the cost of construction is transferred to the appropriate category of property and equipment and amortization commences when the asset is available for its intended use.

An asset's residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Intangible assets

Intangible assets consist of master lease agreement acquired by the Company. Acquired lease agreements are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are tested annually for impairment. Any impairment of intangible assets is recognized in the consolidated statement of comprehensive loss but increases in intangible asset values are not recognized.

Amortization expense for intangible assets is calculated on the straight-line basis over its estimated useful life. Estimated useful lives of intangible assets are the shorter of the economic life and the period the right is legally enforceable. The assets' useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. The useful life of the Company's intangible assets, consisting of master lease agreements, is estimated to be 10 years.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may be less than its recoverable amount. Management uses its judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into CGU, which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU's exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU's is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre-tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU's is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

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

Share-based compensation

Share-based compensation to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based compensation to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related amount in contributed surplus is transferred to share capital. Charges for options that are forfeited before vesting are reversed from contributed surplus. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

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

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Financial instruments

Financial assets - Classification

The Company classifies its financial assets in the following categories:

  Those to be measured subsequently at fair value (either through Other Comprehensive Income ("OCI"), or through profit or loss), and
  Those to be measured at amortized cost.

The classification depends on the Company's business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are either recorded in profit or loss or OCI.

Financial assets - Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss ("FVTPL"), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Financial assets are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (Continued)

Subsequent measurement of financial assets depends on their classification.

  Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included as finance income using the effective interest rate method.
  Fair value through OCI ("FVOCI"): A financial asset measured at FVOCI is measured at fair value with changes in fair value included as "financial asset at fair value through other comprehensive income" in other comprehensive income. Accumulated gains or losses recognized through other comprehensive income remain in OCI when the financial instrument is derecognized or its fair value substantially decreases.
  Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL is recognized in profit or loss in which it arises.

The Company has classified its cash, amounts receivables and other receivable as FVTPL.

Financial liabilities

The Company classifies its financial liabilities into the following categories:

  Financial liabilities at FVTPL; and
  Amortized cost.

A financial liability is classified as at FVTPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows:

  the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and
  the remaining amount of the change in the fair value is presented in profit or loss.

The Company does not designate any financial liabilities at FVTPL.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

The Company has classified its bank indebtedness, accounts payable and accrued liabilities, interest payable, convertible debentures, loans payable, loans from related parties, customer deposits, bonds payable and lease liability as amortized cost.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (Continued)

Convertible debentures

The component parts of compound instruments (convertible debentures) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument's maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. When the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in the profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the lives of the convertible notes using the effective interest method.

Substantial modification of convertible debentures

Modification is deemed to be substantial if the net present value of the cash flows under the modified terms, including any fees paid or received, is a least 10 percent different from the net present value of the remaining cash flows of the liability prior to the modification, both discounted at the original effective interest rate of the liability prior to the modification. A substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The consideration paid, represented by the fair value of the modified convertible debentures are allocated to the liability and equity components of the original convertible debentures at the date of the extinguishment. The method used in allocating the consideration paid and transaction costs to the separate components of the original convertible debentures is consistent with that used in the original allocation to the separate components of the original convertible debentures of the proceeds received by the Company when the original convertible debentures were issued.

Once the allocation of the consideration is made, any resulting gain or loss is treated as follows:

  the amount of gain or loss relating to the original liability component is recognized in profit or loss; and
  the amount of consideration relating to the original equity component is recognized in equity in contributed surplus. The amount recognized in convertible debentures equity reserve attributable to the extinguished convertible debentures is also transferred to contributed surplus.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

On January 1, 2019, the Company adopted the following accounting pronouncements retrospectively with no restatement of comparative periods:

IFRS 16 Leases

The following is the new accounting policy for leases under IFRS 16.

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset ("ROU asset"), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• the exercise price under a purchase option that the Company is reasonably certain to exercise;

• lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option;

• penalties for early termination of a lease unless the Company is reasonably certain not to terminate early; and

• restoration costs that will incur at the end of the lease term.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss the in the period in which they are incurred.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IFRS 16 Leases (Continued)

The ROU assets are presented within "Right-of-use assets" and the lease liabilities are presented in "Lease liability" on the consolidated statements of financial position.

The comparative figures for the 2018 reporting period have not been restated and are accounted for under IAS 17 Leases, and IFRIC 4 Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

The Company applied the exemption not to recognize ROU assets and lease liabilities for leases with less than 12 months of lease term and leases for low-value assets when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

The Company has land leases for its towers built on them and is classified as operating leases under IAS 17. Upon transition to IFRS 16, these lease liabilities were measured at the present value of the remaining lease payments and discounted using an incremental borrowing rate of 15% for Tower 3 and Mexmaken, and 35% for Evolution as of January 1, 2019. As a result, the Company, as a lessee, has recognized $1,374,800 as a lease liability, representing its obligation to make lease payments. A ROU asset of the same amount was recognized as a Right-of-use Asset, representing its right to use the underlying asset.

The following table summarizes the difference between the operating lease commitments disclosed immediately preceding the date of initial application and lease liability recognized on the consolidated statements of financial position at the date of initial application:

Operating lease liability as at December 31, 2018	$3,657,296
Effect of discounting at incremental borrowing rate	(2,282,496)
Lease liability recognized as of January 1, 2019	$1,374,800

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

4. HYPERINFLATION

In July 2018, the Argentine three-year cumulative rate of inflation for consumer prices and wholesale prices reached a level in excess of 100%. As a result, in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies ("IAS 29") Argentina was considered a hyperinflationary economy, effective July 1, 2018. Accordingly, the presentation of the Company's consolidated financial statements includes adjustments and reclassifications for the changes in the general purchasing power of the Argentine peso.

On the application of IAS 29, the Company used the conversion coefficient derived from the combination of the "IPC Nacional and the IPIM" (the national consumer price index and the national wholesale price index) published by the National Statistics and Census Institution in Argentina. Furthermore, a formal resolution (number 539/018) from de "FACPCE" (Federación Argentina de Consejos Profesionales de Ciencias Económicas) was issued and has been followed in the calculations.

As the consolidated financial statements of the Company have been previously presented in Canadian dollars, a stable currency, the comparative period amounts do not require restatement.

The level of the IPC at December 31, 2019 was 283.44 (2018 - 184.2), which represents an increase of 53.85% over the IPC at December 31, 2018.

Monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current as at December 31, 2019. Non-monetary assets, liabilities, equity, and expenses (items that are not already expressed in terms of the monetary unit as at December 31, 2019) are restated by applying the index at the end of the reporting period. The effect of inflation on the Argentine subsidiary's net monetary position is included in the consolidated statements of loss as a gain on net monetary position.

The application of IAS 29 results in the adjustment for the loss of purchasing power of the Argentine peso recorded in the consolidated statements of comprehensive loss. In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power, which results in a loss on the net monetary position. This loss/gain is derived as the difference resulting from the restatement of non-monetary assets, liabilities and equity.

As per IAS 21, The Effects of Changes in Foreign Exchange Rates, all amounts (i.e. assets, liabilities, equity and expenses) are translated at the closing foreign exchange rate at the date of the most recent consolidated statement of financial position, except that comparative amounts are not adjusted for subsequent changes in the price level or subsequent changes in exchange rates. Similarly, in the period during which the functional currency of a foreign subsidiary becomes hyperinflationary and applies IAS 29 for the first time, the parent's consolidated financial statements for the comparative period are not restated for the effects of hyperinflation.

As a result of the change in the conversion coefficient during the year ended December 31, 2019, the Company recognized a net monetary gain of $2,087,881 (2018 - $924,340) to adjust transactions recorded during the period into a measuring unit current as of December 31, 2019.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

5. REVERSE ACQUISITION AND LISTING EXPENSE

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

$
Fair value of share based consideration allocated:
Deemed share issuance	1,010,383

Identifiable net obligations assumed:
Cash and cash equivalent	1,378,183
Subscriptions received for private placement	(1,602,257)
Other assets	230,097
Liabilities	(139,807)
Total	(133,784)
Total listing expense	1,144,167

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

6. TOWER CONSTRUCTION & TECHNICAL SERVICES, INC.

On October 18, 2017, the Company entered into an Escrow Agreement with the shareholders of Tower Construction & Technical Services, Inc. ("TCTS") to acquire 70% ownership interest in TCTS.

To obtain the 70% ownership interest, the Company committed to operate the business and manage its financial affairs. No cash consideration or equity instruments were issued on this acquisition. The Company determined that the acquisition of TCTS constituted a business combination as it has inputs, processes and outputs. As such, the Company has applied the acquisition method of accounting.

The following table presents assets and liabilities based on their estimated fair values, which is the same as the carrying values, at the date of the acquisition of 70% ownership interests:

$
Liabilities assumed:
Bank indebtedness	(52,042)
Accounts payable	(5,201)
Due to related parties	(127,655)
Net liabilities of TCTS	(184,898)
Net assets attributed to non-controlling interest	-
Net liabilities assumed	(184,898)

The excess of net liabilities over consideration paid was written off to loss on investments as the future profitability of TCTS is uncertain.

On March 1, 2019, the Company entered into an agreement to acquire the remaining 30% ownership interest of TCTS for total purchase price of $106,121 (US$80,000). As the Company previously controlled TCTS, the transaction resulted in a change to the Company ownership stake and was accounted for as an equity transaction. The $106,990 difference between the acquisition of $869 non-controlling interest and $106,121 fair value of consideration paid was recognized directly in deficit.

On August 1, 2019, the Company entered into a Joint Venture Agreement with a third party, Enervisa US LLC ("Enervisa") and sold 50% of outstanding shares of TCTS for $330,397 (US$250,000) to fund the operation of TCTS. The Company determines that the sale of the 50% of TCTS shares did not constitute a loss of control. The issuance of the shares is accounted for an equity transaction and resulting a non-controlling interest of $698,030. The non-controlling interest consists of $519,983 of Enervisa's share of TCTS's net loss for the period from January 1, 2019 to August 1, 2019 which is included in net attributable to non-controlling interests on the consolidated statement of changes in equity (deficiency). As at December 31, 2019, the Company has received $258,001 for the sale of 50% of the outstanding shares of TCTS.

7. ACQUISITION OF INNERVISION TELECOM S.A.S ("INNERVISION")

As at December 31, 2018, the Company owned 90% of Innervision through its wholly owned subsidiary Tower Three S.A.S ("Tower Three").

In October 2019, the Company completed the acquisition of the remaining common shares of Innervision not previously owned by Tower Three. The Company acquired the remaining 10% interest for total purchase price of $2,685 ($7,000,000 Colombian Peso). As the Company previously controlled Innervision, the transaction resulted in a change to the Company's ownership stake and was accounted for as an equity transaction. The difference between the non-controlling interest and the fair value of consideration paid was recognized directly in deficit.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

8. ACQUISITION OF COMERCIALIZADORA MEXMAKEN, S.A. DE C.V.

On April 3, 2018, the Company entered into a Share Purchase Offer Agreement with the shareholders of Comercializadora Mexmaken, S.A. de C.V. ("Mexmaken") to acquire a 90% ownership interest. Since its incorporation on September 9, 2015, Mexmaken has obtained two Master Lease Agreement ("MLA") with major Mexican telecom operators, one of which was acquired prior to the Company's acquisition of Mexmaken.

To obtain the 90% ownership interest, the Company issued 7,500,000 common shares with a fair value of $1,312,500 to the shareholders of Mexmaken. As part of the acquisition of Mexmaken, the Company also issued common shares to a related party, who was a controlling shareholder of Mexmaken.

The Company determined that the acquisition of Mexmaken constituted a business combination as Mexmaken has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting. As part of the acquisition of Mexmaken, the Company acquired Mexmaken's master lease agreement, which was recorded as an intangible asset.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition and resulting goodwill:

$
Fair value of common shares issued	1,312,500
Total consideration	1,312,500

Assets acquired:
Cash	18,436
Amounts receivable and prepaid expenses	20,463
Construction in progress	91,339
Furniture and equipment	2,741
Intangible assets	428,000
Goodwill	1,315,258

Less: liabilities assumed
Accounts payable	(356,404)
Deferred income tax liability	(61,500)
Net assets of Mexmaken	1,458,333
Net assets attributed to non-controlling interest	(145,833)
Net assets acquired	1,312,500

As at December 31, 2018, the Company completed an impairment analysis in accordance with IAS 36 and determined that the carrying value of the Mexmaken CGU exceeded its fair value based on its value in use. As a result, the Company recognized impairment of $2,132,942, including $1,315,258 of goodwill, $461,597 of property and equipment, $417,587 of intangible asset, and recorded a recovery of deferred income taxes of $61,500.

During the year ended December 31, 2019, the Company's ownership on Mexmaken remains at 90%.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

9. NON-CONTROLLING INTEREST (NCI)

The following table presents the summarized financial information for Evolution, TCTS and Mexmaken, the Company's subsidiaries which have NCI's. This information represents amounts before intercompany eliminations.

December 31, 2019
$
Current assets	3,466,115
Non-current assets	9,463,080
Current liabilities	18,306,038
Non-current liabilities	1,691,801
Revenues for the year ended	2,263,370
Net loss for the year ended	(6,225,672)

The net change in non-controlling interest is as follows:	Total
$
Balance, December 31, 2018	162,471
Change in ownership interest	(177,178)
Share of loss for the year	(3,170,031)
Currency translation adjustment	(172,549)
Balance, December 31, 2019	(3,357,287)

As of December 31, 2019, the Company held a 50% ownership in TCTS, 90% ownership in Mexmaken and 65% ownership in Evolution with $919,976, $111,962 and $2,325,349 NCI balance, respectively.

The Company has recasted comparative information as at December 31, 2018 for the non-controlling interest, to correct losses attributed to non-controlling interests during the year ended December 31, 2019. As a result, the deficiency attributable to shareholders of the company decreased by $223,612 and the non-controlling interest increased by the same amount. There was no impact to the Company's cash flows or profit or loss for the year ended December 31, 2018 and no impact to the consolidated financial statements for the year ended December 31, 2017.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

10. INTANGIBLE ASSETS

Master lease agreements
$
Cost
Balance, December 31, 2017	1,982,354
Acquired through the acquisition of Mexmaken	428,000
Impairment	(428,000)
Balance, December 31, 2018 and 2019	1,982,354

Accumulated amortization
Balance, December 31, 2017	59,471
Additions	89,707
Impairment	(10,413)
Balance, December 31, 2018	138,765
Additions	240,861
Balance, December 31, 2019	379,626

Net book value
December 31, 2018	1,843,589
December 31, 2019	1,602,728

During the year ended December 31, 2018, due primarily to the lack of revenue generated from the acquired intangible assets, an indicator of impairment existed leading to a test of recoverable amount of the asset. A value in use calculation is not applicable as the Company does not have any expected cash flows from using the asset. In estimating the fair value less costs of disposal, management did not have observable or unobservable inputs to estimate the recoverable amount greater than $nil. As this valuation technique requires management's judgment and estimates of the recoverable amount, it is classified within Level 3 of the fair value hierarchy.

11. PROPERTY AND EQUIPMENT

During the years ended December 31, 2019 and 2018, due primarily to the cancellation of tenant lease agreements, an indicator of impairment existed leading to a test of recoverable amount of the assets. A value in use calculation is not applicable as the Company does not have any expected cash flows from using the assets. In estimating the fair value less costs of disposal, management did not have observable or unobservable inputs to estimate the recoverable amount greater than $nil. As this valuation technique requires management's judgment and estimates of the recoverable amount, it is classified within Level 3 of the fair value hierarchy.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

11. PROPERTY AND EQUIPMENT (CONTINUED)

	Towers	Construction in progress	Furniture and equipment	Total
Cost
Balance, December 31, 2017	1,033,587	1,804,928	60,515	2,899,030
Monetary adjustment for hyperinflationary economy	906,732	504,218	17,275	1,428,225
Obtained through acquisition of Mexmaken	-	91,339	2,741	94,080
Additions	-	8,413,968	22,665	8,436,633
Transfer from CIP to towers	6,164,373	(6,164,373)	-	-
Reclassification to assets held for sale	(1,196,745)	-	-	(1,196,745)
Foreign exchange movement	(1,678,605)	(997,950)	(34,399)	(2,710,954)
Impairment	(461,597)	-	-	(461,597)
Balance, December 31, 2018	4,767,745	3,652,130	68,797	8,488,672
Monetary adjustment for hyperinflationary economy	1,301,174	68,942	180,070	1,550,186
Additions	71,929	4,405,289	176,507	4,653,725
Transfer from CIP to towers	6,031,951	(6,031,951)	-	-
Reclassification to assets held for sale	(845,737)	-	-	(845,737)
Towers sold	-	(167,896)	-	(167,896)
Impaired/cancelled towers	(500,764)	(786,617)	(19,386)	(1,306,767)
Foreign exchange movement	(2,180,040)	(654,677)	(24,580)	(2,859,297)
Balance, December 31, 2019	8,646,258	485,220	381,408	9,512,886

Accumulated Amortization
Balance, December 31, 2017	25,900	-	6,464	32,364
Additions	379,116	-	13,012	392,128
Reclassification to assets held for sale	(80,369)	-	-	(80,369)
Foreign exchange movement	(70,333)	-	(6,595)	(76,928)
Balance, December 31, 2018	254,314	-	12,881	267,195
Monetary adjustment for hyperinflationary economy	71,970	-	1,778	73,748
Additions	673,106	-	30,789	703,895
Reclassification to assets held for sale	(94,011)	-	-	(94,011)
Impairment/cancelled towers	-	-	(4,151)	(4,151)
Foreign exchange movement	(164,131)	-	(1,705)	(165,836)
Balance, December 31, 2019	741,248	-	39,592	780,840

Net book value
December 31, 2018	4,513,431	3,652,130	55,916	8,221,477
December 31, 2019	7,905,010	485,220	341,816	8,732,046

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

12. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company has a lease agreement for its land lease. Upon transition to IFRS 16, the Company recognized $1,374,800 for a ROU asset and $1,374,800 for a lease liability.

The continuity of the ROU asset and lease liability for the year ended December 31, 2019 is as follows:

Right-of-use asset
As at January 1, 2019	$1,374,800
Additions	1,721,936
Depreciation	(317,208)
Impact of foreign exchange	(370,602)
Monetary adjustment for hyperinflationary economy	297,442
As at December 31, 2019	$2,706,368

Lease liability
As at January 1, 2019	$1,374,800
Additions	1,721,936
Lease payments	(570,512)
Lease interest	488,484
Impact of foreign exchange	(311,579)
As at December 31, 2019	$2,703,129

Current portion	$206,079
Long-term portion	2,497,050
$2,703,129

13. ASSETS HELD FOR SALE

During the year ended December 31, 2019, the Company entered into an asset purchase agreement with a third party whereby the Company agreed to sell certain towers in Argentina. The sale was not completed as of December 31, 2019, and accordingly the Company has reclassified the towers from property and equipment to assets held for sale on the consolidated statement of financial position. The carrying value reported represents the lower of the net book value and fair value less costs to sell. Subsequent to year ended December 31, 2019, the Company sold the assets held for sale towers of $751,726 for proceeds of $1,204,942.

During the year ended December 31, 2018, the Company entered into an asset purchase agreement ("Agreement") with a third party (the "Purchaser") whereby the Company has agreed to sell certain tower assets in Colombia. The sale was not completed as of December 31, 2018, and accordingly the Company has reclassified the towers from property and equipment to assets held for sale on the consolidated statement of financial position. The carrying value reported represents the lower of the net book value and fair value less costs to sell.

In connection with the Agreement signed in 2018, the Company received an advance of US$1,300,000 from the Purchaser in the form of a promissory note. The amount is subject to an annual interest rate of 10%, due on demand and is secured by a personal guarantee from the Company's Chief Executive Officer. During the year ended December 31, 2018, the Company incurred interest expense of $14,840 on this promissory note, which remains payable and is recorded within interest payable on the consolidated statement of financial position. The promissory note was cancelled after the tower sale completed in January 2019. As at December 31, 2019, the balance of the promissory note outstanding is $nil.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

14. CONVERTIBLE DEBENTURES

June 2018 Convertible Debenture

In June 2018, the Company issued secured convertible debentures to a third party for gross proceeds of $1,000,000 under the following terms:

  A term of one year;
  An interest rate of 1% per month, payable monthly; and
  Convertible into common shares of the Company at $0.20 per common share, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the holders exercisable at a price of $0.25 per common share for a period of one year. The Company also incurred cash debt issuance costs of $76,791.

In November 2018, the terms of these convertible debentures were modified as follows:

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

November 2018 Convertible Debenture

In November 2018, the Company issued secured convertible debentures to a third party for gross proceeds of $500,000 under the following terms:

  A term of seven months;
  An interest rate of 1% per month, payable monthly; and
  Convertible into common shares of the Company at $0.10 per common share, until June 12, 2019, subject to adjustments in certain events.

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

For accounting purposes, the convertible debentures are separated into their liability and equity components using the residual method. The fair value of the liability component at the time of issue was determined based on an estimated discount rate of 17% for debentures. The fair value of the equity component was determined as the difference between the face value of the convertible debentures and the fair value of the liability component. After initial recognition the liability component is carried on an amortized cost basis and will be accreted to its face value over the term to maturity of the convertible debentures at the effective rate of 25%.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

14. CONVERTIBLE DEBENTURES (CONTINUED)

During the year ended December 31, 2018, the Company determined the fair value of the equity component of the convertible debentures to be $53,583, offset by transaction costs of $4,397 and a deferred tax liability of $46,513.

June 2019

In June 2019, the Company repaid $750,000 of the convertible debentures and extended the term with the existing lenders.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to amend existing warrants (the "Amended Warrants") that were issued to such lenders on (i) June 12, 2018 (as previously amended on November 13, 2018) and (ii) November 13, 2018. The Amended Warrants were amended as follows:

  The exercise price of the Amended Warrants was amended from $0.125 to $0.09; and
  The expiry date of the Amended Warrants was extended from November 13, 2019 to November 13, 2020.

Concurrent with the Amended Warrants, the Company also issued new common share purchase warrants (the "New Warrants") to each holder of the Amended Warrants, resulting in an aggregate of 15,000,000 New Warrants being issued. Each New Warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.09 per common share, with each New Warrant set to expire on November 13, 2020. The fair value of the New Warrants is $287,272.

The fair value of the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

Share price at date of grant	$0.08
Exercise price	$0.09
Expected life	1.42 years
Expected volatility	58.15%
Risk free interest rate	1.49%
Expected dividend yield	0%
Expected forfeiture rate	0%

The Company has the right to repurchase all of the Amended Warrants and New Warrants for $300,000 in aggregate at any time before their respective expiry dates.

The amendment of the convertible debenture was deemed to be an extinguishment of the original liabilities. As such, the equity portion of the original convertible debentures of $2,673 was derecognized and the Amended Warrants were revalued at the extinguishment date using the Black-Scholes model and the weighted average assumptions disclosed above. The fair value of the Amended Warrants at the date of extinguishment was determined to be $287,623. Consequently, $572,222 was recorded as a loss on extinguishment to contributed surplus.

September 2019

In September 2019, the Company further extended the term with the existing lenders.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a 10% penalty on the total outstanding amounts under the principal. During the year ended December 31, 2019, the Company paid the penalty of $75,000 and recorded the penalty as interest expense in the consolidated statements of comprehensive loss.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

14. CONVERTIBLE DEBENTURES (CONTINUED)

December 2019

In December 2019, the Company further extended the term with the existing lenders.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a 1% penalty on the total outstanding amounts under the principal, as well as an additional 2% penalty on the total outstanding amounts under the principal to be added to the principal if the outstanding amounts are not repaid by January 14, 2020.

During the year ended December 31, 2019, the Company paid the penalty of $7,500 and recorded the penalty as interest expense in the consolidated statements of comprehensive loss.

A reconciliation of the convertible debentures is as follows:

Balance, December 31, 2017	$-
Cash items
Issuance of convertible debt	1,500,000
Non-cash items
Equity portion of convertible debt	(53,583)
Transaction costs	(118,689)
Accreted interest	64,896
Debt conversion	(5,000)
Balance at December 31, 2018	$1,387,624
Cash items
Repayment of convertible debt	(750,000)
Non-cash items
Accreted interest	107,376
Extinguishment of debt	(745,000)
Issuance of debt	745,000
Balance at December 31, 2019	$745,000

During the period ended December 31, 2019, the Company has incurred interest expense of $127,500 (2018 - $71,836) on the convertible debentures, of which $15,000 (2018 - $21,836) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

15. LOANS PAYABLE

During the year ended December 31, 2019, the loans payable are summarized as follows:

Balance, December 31,
2019	2018	Currency	Terms
CAD $	CAD $
731,606	1,002,199	USD	Unsecured, due on demand
148,158	220,500	Colombian Pesos	Unsecured, due on demand
32,545	315,231	Argentina Pesos	Unsecured, due on demand
350,746	-	Argentina Pesos	Unsecured, due January 2020
1,263,055	1,537,930

During the year ended December 31, 2018, the loans payables are summarized as follows:

Balance, December 31,
2018	2017	Currency	Terms
CAD $	CAD $
410,959	-	USD	Unsecured, due February 24, 2019
410,959	-	USD	Unsecured, due March 6, 2019
68,213	-	USD	Unsecured, due February 19, 2019
112,068	-	USD	Unsecured, due on demand
220,500	-	Colombian Pesos	Unsecured, due on demand
315,231	-	Argentina Pesos	Unsecured, due on demand
1,537,930	-

During the year ended December 31, 2018, in connection with a loan, the Company issued 300,000 incentive share purchase warrants exercisable at $0.15 per common share for a period of two years from the date of grant.

During the year ended December 31, 2018, the interest rates on the loans payable ranged from 0% to 61%. During the year ended December 31, 2018, the Company has incurred interest expense of $20,052 (US$15,472) on the loans payable, which remains payable and has been recorded within interest payable on the consolidated statement of financial position.

The Company has recasted comparative information as at December 31, 2018 for the loans payable, to correct balances received during the year ended December 31, 2018. As a result, the loans payable and foreign exchange expense increased by $431,708. The recast of comparative information had no impact on cash flows. The loans payable balances arose during the year ended December 31, 2018; accordingly, there was no impact to the consolidated financial statements for the year ended December 31, 2017.

During the year ended December 31, 2019, the interest rates on the loans payable ranged from 0% to 61%.

During the year ended December 31, 2019, the Company has incurred interest expense of $336,817 (US$253,840) on the loans payable, of which $73,615 (US$56,549) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

16. BONDS PAYABLE

During the year ended December 31, 2019, the Company issued a total of 9,880 bonds (2018 - 9,663) at a price of $100 each for gross proceeds of $988,000 (2018 - $966,300). The bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% paid monthly, and mature September 21, 2021. In connection with the bonds issued, the Company paid cash debt issuance costs to an agent of $128,440 (2018 - $77,304) and issued 921,780 (2018 - 740,240) share purchase warrants to the agent with a fair value of $33,545 (2018 - $28,514). The share purchase warrants are exercisable at prices ranging from $0.08 to $0.14 per common share for a period of two years.

The fair value of the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

	2019	2018
Share price at date of grant	$0.09	$0.10
Exercise price	$0.09	$0.10
Expected life	2 years	2 years
Expected volatility	76.65%	92.85%
Risk free interest rate	1.68%	2.12%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

The cash debt issuance costs and fair value of the share purchase warrants were applied against the carrying value of the bond. During the year ended December 31, 2019, the Company recorded an amortization expense related to the debt issuance costs of $95,399 (2018 - $5,455).

As at December 31, 2019, the carrying value of the bonds are $1,787,351 (2018 - $865,937). During the year ended December 31, 2019, the Company has incurred interest expense of $177,005 (2018 - $15,038) on the bonds payable, of which $16,599 (2018 - $15,038) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

17. RELATED PARTY TRANSACTIONS AND BALANCES

Loans payable to related parties include loans and advances received from related individuals and companies related to directors and officers of the Company. As at December 31, 2019, the Company has the following loan balances with related parties:

Balance, December 31,
2019	2018	Currency	Rate	Terms
CAD $	CAD $		%
4,047,119	2,283,937	USD	12% - 24%	Unsecured, due on demand
-	207,803	Colombian Pesos	0%	Unsecured, due on demand
13,068	124,844	Argentina Pesos	18%	Unsecured, due on demand
4,060,187	2,616,584

As at December 31, 2018, the Company has the following loan balances with related parties:

Balance, December 31,
2018	2017	Currency	Rate	Terms
CAD $	CAD $		%
2,133,868	1,191,775	USD	0% - 24%	Unsecured, due on demand
150,069	-	USD	24%	Unsecured, due January or February 2019
207,803	-	Colombian Pesos	0%	Unsecured, due on demand
124,844	-	Argentina Pesos	0%	Unsecured, due on demand
-	148,875	-	-	Accrued interest and other
2,616,584	1,340,650

In connection with certain related party loans, the Company incurred monthly penalty fees of 10% until June 30, 2018 once the loans reached their initial maturity dates. During the year ended December 31, 2018, the Company paid finance expenses of $528,132 (US$407,500) in connection with these monthly penalties.

In connection with a related party loan, the Company issued 250,000 incentive share purchase warrants exercisable at $0.15 per common share for a period of two years from the date of grant.

During the year ended December 31, 2018, the Company has incurred interest expense of $311,102 (US$240,043) (2017 - $114,719) in connection with the related party loans noted above. As at December 31, 2018, $335,330 of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

As at December 31, 2018, the Company had advanced $224,976 to related parties in connection with costs to be incurred on behalf of the Company. This amount was included within other receivables on the consolidated statement of financial position. The amounts advanced are unsecured, non-interest bearing and due on demand. During the year ended December 31, 2019, the Company deemed these amounts to be uncollectable and wrote off the balance.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

17. RELATED PARTY TRANSACTIONS AND BALANCES

The Company has recasted comparative information as at December 31, 2018 for the loans from related parties, to correct balances received during the year ended December 31, 2019. As a result, the loans from related parties increased by $506,804, the interest payable decreased by $494,934 and foreign exchange expense increased by $11,870. The recast of comparative information had no impact on cash flows. The impacted loans from related parties arose during the year ended December 31, 2018; accordingly, there was no impact to the consolidated financial statements for the year ended December 31, 2017.

During the year ended December 31, 2019, the Company has incurred interest expense of $492,729 (US$371,342) in connection with the related party loans noted above. As at December 31, 2019, $252,144 of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

January 2019

In January 2019, the Company renegotiated the loans with three of the related party lenders to extend the maturity date of the loans.

In consideration for the extension of the maturity date of the loans, the Company agreed to incur total penalties of $212,312 (US$160,000) which were added to the principal balance of the loans. In addition, the Company agreed to add the interest accrued as of the date of renegotiation of $539,236 (US$395,259) to the principal balance of the loans. The renegotiation of the loans was deemed to be an extinguishment of the original liabilities and $212,312 was recorded as a loss on extinguishment.

September 2019

In January 2019, the Company consolidated loan balances with certain related party lenders and extended the maturity date of these amounts to March 30, 2020.

In consideration for the extension of the maturity date of the loans, the Company agreed to issue 2,381,301 share purchase warrants to the holders with a fair value of $180,714. The share purchase warrants are exercisable at a price of $0.09 per common share for a period of five years. As at December 31, 2019, these warrants have not yet been issued. The fair value of the obligation to issue the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

Share price at date of grant	$0.08
Exercise price	$0.09
Expected life	5 years
Expected volatility	174.99%
Risk free interest rate	1.49%
Expected dividend yield	0%
Expected forfeiture rate	0%

The consolidation of the loans and the issuance of the warrants was deemed to be an extinguishment of the original liabilities and $180,714 was recorded as a loss on extinguishment.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

17. RELATED PARTY TRANSACTIONS AND BALANCES

Key management personnel receive compensation in the form of short-term employee benefits, share-based compensation, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows (expressed in USD):

	2019	2018	2017
	$	$	$
Consulting fees paid to the CEO	204,000	165,605	151,200
Consulting fees paid to the COO	204,000	114,546	-
Consulting fees paid to the CFO*	262,100	99,092	120,055
	670,100	379,243	271,255

*The fees paid to the CFO includes amounts paid to the previous CFO of the Company.

The remuneration of the CEO/COO/CFO are included in professional fees and consulting in the consolidated statements of comprehensive loss.

During the year ended December 31, 2019, the Company granted stock options to directors and officers resulting in share-based compensation of $nil (2018 - $1,913,692; 2017 - $3,693,799).

As at December 31, 2019, $147,631 (2018 - Nil) of related party payables are included in accounts payable and accrued liabilities in the consolidated statement of financial position.

18. SHARE CAPITAL

a) Authorized:

 Unlimited Class A common shares without par value

1,500,000 Class B Series I preferred shares without par value

1,000,000 Class B Series II preferred shares without par value

b) Issued and outstanding:

No shares were issued during the year ended December 31, 2019.

During the year ended December 31, 2018:

  On April 3, 2018, the Company issued 7,500,000 common shares for acquisition Mexmaken as described in Note 8.
  On April 3, 2018, the Company issued 780,000 common shares to the parent of the CEO for interest payment of $156,000 (USD$120,000).
  The Company issued 50,000 common shares pursuant to the exercise of the conversion option of certain convertible debentures as described in Note 14.
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

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

18. SHARE CAPITAL (CONTINUED)

b) Issued and outstanding (continued):

  The Company issued 142,857 units for the subscriptions received in 2017 in the amount of $30,000. Each unit has the same term as above. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months.
  On January 8, 2018, the Company extended the expiry date of existing warrants from January 12, 2018 to July 21, 2018. The modification of warrants incurred a share-based compensation of $10,410. The Company also announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of all the warrants reduced to $0.25 if exercised prior to March 30, 2018, which was further extended to April 6, 2018. One Incentive Warrant was granted for each warrant exercised. Each Incentive Warrant was exercisable to acquire one common share at a price of $0.40 for six months. The Company engaged an agent to provide services in connection with the incentive program. The company issued the agent such number of new warrants as was equal to 8% of the exercised warrants in this program, entitling the agent to acquire units of the Company at an exercise price of $0.25 per unit, with each unit being comprised of one common share and one non-transferable share purchase warrants entitling the agent to acquire an additional common share of the Company at a price of $0.40 per share for one year.

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

  The Company issued 500,000 common shares to Rojo Resources Ltd. (Rojo). Under an Assignment Agreement whereby the Company would take assignment of all of Rojo's assets in consideration of 500,000 common shares to Rojo. This Assignment Agreement was subsequently terminated and as a result, the fair value of the investment in the amount of $175,000 was fully written off.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

18. SHARE CAPITAL (CONTINUED)

b) Issued and outstanding (continued):

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
  The Company issued common shares in connection with the reverse take-over transaction in Note 5.

c) Escrowed Shares:

(i) Pursuant to an escrow agreement dated January 26, 2017, the 30,000,000 common shares issued pursuant to the Acquisition (Note 5) are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. At December 31, 2019, 30,000,000 (2018 - 30,000,000 common shares) remains in escrow. The escrow shares were released subsequent to the year ended December 31, 2019 upon achieving the performance obligations.

(ii) In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of December 31, 2019, there were 75,000 common shares remain in escrow (2018 - 225,000 common shares).

d) Warrants:

As part of the January 12, 2017 private placement, the Company issued 15,484,912 warrants. Each warrant allowed the holder of the unit to acquire one additional Common Share until January 12, 2018 at an exercise price of $0.40. In addition, the Company issued 585,117 agent warrants as part of the share issue costs. The fair value of the warrants was determined to be $208,211 or $0.36 per warrant using the Black-Scholes option pricing model. The following assumptions were used for the calculation:

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

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

18. SHARE CAPITAL (CONTINUED)

d) Warrants (continued)

A continuity of warrants for the years ended December 31, 2019 and 2018 is as follows:

	Number	Weighted average exercise price
		$

Balance, December 31, 2017	16,070,029	0.42
Granted	24,952,622	0.22
Exercised	(8,665,201)	0.25
Expired	(16,066,877)	0.43

Balance, December 31, 2018	16,290,573	0.12
Granted	15,924,860	0.09
Balance, December 31, 2019	32,215,433	0.11

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2019:

Number of warrants outstanding	Exercise price $	Expiry date
113,829	0.14	September 20, 2020
48,448	0.13	September 27, 2020
550,000	0.15	September 30, 2020
31,491	0.11	October 24, 2020
141,913	0.12	October 11, 2020
5,000,000	0.09	November 13, 2020
10,000,000	0.09	November 13, 2020
15,000,000	0.09	November 13, 2020
90,164	0.09	November 26, 2020
25,219	0.11	November 2, 2020
111,700	0.08	December 2, 2020
180,889	0.09	December 30, 2020
921,780	0.09	October 1, 2021
32,215,433

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

18. SHARE CAPITAL (CONTINUED)

e) Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the Canadian Stock Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the Company.

There were no stock options granted during the year ended December 31, 2019. During the years ended December 31, 2018 and 2017, the Company granted stock options to certain directors, officers and consultants of the Company. The weighted average fair value of the stock options during the year ended December 31, 2018 was determined to be $1.50 (2017 - $0.80) using the Black-Scholes option pricing model. The following weighted average assumptions were used for the calculation:

	2019	2018	2017
Share price at grant date	-	$0.22	$0.25
Exercise price	-	$0.23	$0.26
Expected life (in years)	-	5	2
Expected volatility	-	202%	215%
Risk free interest rate	-	2.07%	0.76%
Expected dividend yield	-	0%	0%
Expected forfeiture rate	-	0%	0%

A continuity of stock options for the years ended December 31, 2019 and 2018 is as follows:

	Number	Weighted average exercise price
		$
Balance, December 31, 2017	4,564,565	0.28
Granted	8,690,000	0.24
Exercised	(5,600,000)	0.23
Cancelled or forfeited	(6,379,565)	0.25
Balance, December 31, 2018 and 2019	1,275,000	0.30

As at December 31, 2019, the following stock options were outstanding and exercisable:

Options Outstanding	Options exercisable	Exercise price	Remaining life (years)	Expiry date
		$
325,000	325,000	0.45	2.21	March 17, 2022
950,000	950,000	0.25	3.13	February 17, 2023
1,275,000	1,275,000	0.30	2.90

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

18. SHARE CAPITAL (CONTINUED)

As at December 31, 2018, the following stock options were outstanding and exercisable:

Options Outstanding	Options exercisable	Exercise price	Remaining life (years)	Expiry date
		$
325,000	325,000	0.45	3.21	March 17, 2022
950,000	950,000	0.25	4.13	February 17, 2023
1,275,000	1,275,000	0.30	3.90

19. CAPITAL DISCLOSURE

The Company manages its shareholders' deficiency as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue the development of its assets and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk. The Company manages the capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. As at December 31, 2019, the shareholders' deficiency was $23,585,459 (2018 - $19,009,676). The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the year ended December 31, 2019.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

20. FINANCIAL INSTRUMENTS AND RISK

As at December 31, 2019, the Company's financial instruments consist of cash, amounts receivable, other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits, interest payable, promissory note payable, convertible debentures, loans payable, loans from related parties, bonds payable and lease liabilities.

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

Cash is measured using level 1 fair value inputs. The carrying values of the amounts receivable, other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits, interest payable, promissory note payable, convertible debentures, loans payable and loans from related parties approximate their fair values because of the short-term nature of these instruments. The bond payable and lease liabilities is classified as level 3.

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

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $1,808,397 (2018 - $454,024). Accounts receivable are shown net of provision of credit losses of $179,868 (2017 - $nil)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company's ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through issuances of equity and debt or partnering transactions.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

20. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company's financial liabilities as at December 31, 2019 based on the undiscounted contractual cash flows:

	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	4,035,983	4,035,983	4,035,983	-	-	-
Interest payable	357,913	357,913	357,913	-	-	-
Convertible debentures	745,000	745,000	745,000	-	-	-
Loans payable	1,263,055	1,263,055	1,263,055	-	-	-
Loans from related parties	4,060,187	4,060,187	4,060,187	-	-	-
Bonds payable	1,787,351	1,954,300	-	1,954,300	-	-
Lease liability	2,703,129	5,587,147	654,231	1,801,543	1,169,009	1,962,364
Total	14,952,618	18,003,585	11,116,369	3,755,843	1,169,009	1,962,364

The Company has a working capital deficiency as of December 31, 2019 of $17,058,758. Customer deposits consist of funds received from customers in advance of towers sold. As of December 31, 2019, the Company received $8,526,085 (2018 - $Nil) in customer deposits.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. Assuming all other variables remain constant, a 15% weakening or strengthening of the Colombia Peso, Argentina Peso, US dollar and Mexican Peso against the Canadian dollar would result in approximately $1,021,871 foreign exchange loss or gain in the consolidated statement of comprehensive loss. The Company has not hedged its exposure to currency fluctuations.

At December 31, 2019, the Company had the following financial instruments denominated in foreign currencies:

	Argentina Pesos	Colombian Pesos	Mexican Pesos	United States Dollars	Total
	$	$	$	$	$
Cash	23,209	3,940	579	17,152	44,880
Amounts receivable	372,833	409,665	225,651	138,712	1,146,861
Accounts payable and accrued liabilities	(501,981)	(912,245)	(1,133,691)	(374,901)	(2,922,818)
Customer deposits	-	(4,227,680)	(4,298,405)	-	(8,526,085)
Interest payable	-	-	-	(357,913)	(357,913)
Lease liability	(557,751)	(851,590)	(1,293,788)	-	(2,703,129)
Loans payable	(383,291)	(41,845)	-	(837,919)	(1,263,055)
Loans from related parties	(13,068)	-	-	(4,047,119)	(4,060,187)
Net	(1,060,049)	(5,619,755)	(6,499,654)	(5,461,988)	(18,641,446)

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

20. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company's assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate between 12% and 18%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

21. ECONOMIC DEPENDENCE

For the year ended December 31, 2019, all revenues were generated with ten customers (2018 - seven customers). The loss of one or more of these customers could have a material adverse effect on the Company's financial position and results of operations.

The following table represents sales to individual customers exceeding 10% of the Company's annual revenues:

December 31, 2019
Customer A	$3,069,670
Customer B	$736,959

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

22. SEGMENTED INFORMATION

The Company has three operating segments, which are the locations in which the Company operates.  The reportable segments are the Company's Argentinian, Colombian, American and Mexican operations. A breakdown of revenues, short-term assets, long-term assets and net income for each reportable segment as at and for the years ended December 31, 2019 and 2018 is reported below.

	Argentina	Colombia	Mexico	United States of America	Other	Total
	$	$	$	$	$	$
December 31, 2019:
Current assets	1,846,046	532,959	298,605	268,518	13,779	2,959,907
Property and equipment	3,390,632	1,997,048	3,243,634	85,612	15,120	8,732,046
Other non-current assets	669,687	808,973	1,204,380	5,328	1,620,728	4,309,096
Total assets	5,930,365	3,338,980	4,746,619	359,458	1,649,627	16,001,049

Revenues:
Tower rental revenue	1,102,810	292,848	244,978	-	-	1,640,636
Service revenue	-	-	-	561,759	-	561,759
Sales revenue	-	3,069,670	141,529	-	-	3,211,199
Total revenues	1,102,810	3,362,518	386,507	561,759	-	5,413,594

Net income (loss)	(4,042,521)	1,249,291	(994,550)	(1,322,940)	(3,036,548)	(8,147,268)

December 31, 2018:
Current assets	84,539	227,898	376,301	140,919	1,327,857	2,157,514
Property and equipment	6,801,551	194,932	1,069,171	155,823	-	8,221,477
Other non-current assets	67,142	-	-	-	2,135,707	2,202,849
Total assets	6,953,232	422,830	1,445,472	296,742	3,463,564	12,581,840

Revenues:
Tower rental revenue	490,202	161,826	-	-	-	652,028
Service revenue	-	-	-	904,714	-	904,714
Total revenues	490,202	161,826	-	904,714	-	1,556,742

Net income (loss)	458,157	(201,313)	(386,363)	149,812	(8,708,000)	(8,687,707)

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

23. SUPPLEMENTAL CASH FLOW INFORMATION

	2019	2018	2017
	$	$	$
Changes in non-cash working capital items:
Amounts receivable	(1,341,845)	(356,479)	(526,241)
Prepaid expenses and deposits	83,535	(186,290)	(7,832)
Unbilled revenues	(107,099)	-	-
Other receivable	67,143	(277,682)	(14,436)
Bank indebtedness	(39,464)	(8,632)	-
Accounts payable and accrued liabilities	(725,292)	2,380,469	(1,262,924)
Interest payable	488,997	401,104	-
Deferred revenue	259,182	178,668	-
Customer deposits	8,470,889	-	-
Income tax payable	373,196	-	-
	7,529,242	2,131,158	(1,811,433)

24. LEGAL DISCLOSURE

The cities of Quilmes, Bolivar and San Rafael filed claims against Evolution for dismantling towers in the respective cities. Quilmes is claiming a fine of $29,780 (1,489,005 Argentina Pesos) and San Rafael is claiming a fine of $4,200 (420,000 Argentina Pesos). Both fines have been accrued by the Company. The outcome of these legal proceeding cannot be determined at December 31, 2019 and no additional amounts have been accrued.

25. INCOME TAXES

The tax effect (computed by applying the federal and provincial/state statutory rates in the jurisdictions the Company and its subsidiary operate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	2019	2018	2017
	$	$	$
Net loss before income taxes	(8,147,268)	(9,131,285)	(9,968,677)
Statutory income tax rate	27%	32%	26%
Income tax expense (recovery)	(2,199,762)	(2,922,011)	(2,591,856)

Differences between Canadian and foreign tax rates	(113,858)	-	-
Permanent differences and others	(706,889)	(303,048)	1,457,000
Impact of foreign exchange	509,162	-	-
Effect of change in income tax rates	-	(37,000)	(6,000)
Temporary differences	466,969	57,000	-
Change in unrecognized losses	2,102,952	2,892,011	1,035,856
Net deferred tax (recovery)	58,574	(313,048)	(105,000)
Current income tax expense	380,863	-	-
Deferred income tax recovery	(322,289)	(313,048)	(105,000)
	58,574	(313,048)	(105,000)

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

25. INCOME TAXES (CONTINUED)

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Deferred income tax assets
Non-capital loss carry-forwards	$607,610	$222,711
Lease liabilities	824,005	-
Capital assets	-	139,000
Share issuance costs	-	14,000
Capital losses	-	4,000
Deferred income tax assets	$1,431,615	$379,711
Excess of carrying value over tax value of right-of-use assets	$(852,881)	$-
Excess of carrying value over tax value of intangible assets	(560,756)	(645,000)
Excess of carrying value over tax value of convertible debentures	-	(30,000)
Excess of carrying value over tax value of bonds payable	(17,978)	(27,000)
Deferred income tax liability	$(1,431,615)	$(702,000)
Net deferred tax asset (liability)	$-	$(322,289)

Significant unrecognized tax benefits and unused taxes for which no deferred tax assets are recognized as of December 31, 2019 are as follows:

December 31, 2019
Non-capital losses carried forward	$19,451,150
Property and equipment	15,068
Share issuance costs	35,107
Capital losses carried forward	3,294,836
Lease liabilities	36,157
Unrecognized deductible temporary differences	$22,832,318

As at December 31, 2019, the Company has non-capital losses carried forward of approximately $24,633,000 (2018 - $16,298,000) including $16,364,000 (2018 - $13,638,000) in Canada, $5,016,000 (2018 - $940,000) in Argentina, $nil (2018 - $838,000) in Colombia, $1,453,000 (2018 - $582,000) in Mexico and $1,800,000 (2018 - $300,000) in the United States of America. These losses begin expiring in 2022.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2019, 2018 and 2017 (Expressed in Canadian Dollars)

26. SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2019,

(1) The Company further extended the term of the convertible debentures with the existing lenders. In consideration for the extension of financing terms with existing lenders, the Company agreed to pay a penalty of $50,000 to be satisfied by the issuance of 714,286 common shares of the Company. The Company has repaid $519,000 of the convertible debentures; and

(2) Since March 2020, the outbreak of the novel strain of coronavirus, specifically identified as "COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.