Form 20-F
period 2020-12-31
TOWER ONE WIRELESS CORP.
filed 2021-06-21
CIK 1579026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

_________________________________________

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________

For the transition period from _______________________ to _________________________

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

NONE

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report: 94,101,782 Class A Common Shares, no par value as of December 31, 2020.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected financial data

The following selected information should be read in conjunction with the Company's financial statements, and notes, filed with this Form 20-F.  This information, and all other financial information in this Form 20-F, is stated in Canadian dollars unless otherwise noted.

The financial information is presented on the basis of International Financial Reporting Standards  ("IFRS") as issued by the International Accounting Standards Board ("IASB").

On March 15, 2016, the Company completed a share consolidation on the basis of 30 pre-consolidation common shares for each post consolidation common share. As such, all current and comparative share amounts have been restated to account for the 30 to 1 common share consolidation.

Period ended	FYE 2020 (IFRS)	FYE 2019 (IFRS)	FYE 2018 (IFRS)	FYE 2017 (IFRS)**	FYE 2016 (IFRS)**	FYE 2015 (IFRS)**
Total Revenues	$9,126,082	$5,413,594	$1,556,742	$200,498	$19,403	$Nil
Net income(loss)	($3,674,304)	($8,147,268)	($9,131,285)	($9,863,677)	($292,004)	($21,151)
Net income(loss) attributable to shareholders	($2,364,633)	($4,977,237)	($9,112,971)	($9,583,550)	($292,004)	($21,151)
Net income (loss) and Comprehensive Loss*	($3,165,858)	($8,302,415)	($9,458,213)	($9,881,797)	($301,183)	($21,151)
Basic and diluted loss per share	($0.05)	($0.13)	($0.10)	($0.16)	($29.20)	($2.12)
Weighted average shares	93,867,588	63,389,446	88,307,259	58,115,156	10,000	10,000

Year ended	FYE 2020 (IFRS)	FYE 2019 (IFRS)	FYE 2018 (IFRS)	FYE 2017 (IFRS)**	FYE 2016 (IFRS)**	FYE 2015 (IFRS)**
Total assets	$11,109,460	$16,001,049	$12,581,840	$5,301.044	$372,374	$4,300
Net Assets(liabilities)	($11,443,589)	($8,302,017)	(265,588)	$2,414,922	($318,034)	($16,851)
Share capital	$16,900,668	$16,876,382	$16,876,382	$10,635,886	$4,300	($4,300)
Contributed surplus	$1,706,089	$2,303,721	$2,089,462	$1,344,884	$Nil	$Nil
Deficit accumulated	($25,352,460)	($23,585,459)	($19,009,676)	($9,896,705)	($313,155)	($21,151)
Common Shares Issued and Outstanding	94,103,732	93,389,446	93,389,446	70,125,698	10,000	10,000
Dividends	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

* Net income (loss) and comprehensive loss is the sum of Net income (loss) and foreign exchange translation adjustments.

** In accordance with the IFRS rules Tower Three was considered for accounting purposes to be the successor company upon the completion of the Tower Three Transaction and consequently the Company reports the financial results of Tower Three as the Company's historical financial results for the fiscal years ended December 31, 2016 and 2015 in the Company's financial statements. Since Tower Three was incorporated in 2015, no financial results exist for the 2014 fiscal year.

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

	Years Ended December 31,
	2020	2019	2018	2017	2016	2015
		($/C$)
End of period	0.7822	0.7699	0.7329	0.7989	0.7448	0.7226
High for period	0.7822	0.7332	0.7326	0.7278	0.6853	0.7148
Low for period	0.7084	0.7699	0.8143	0.8243	0.7972	0.8529
Average for period	0.7462	0.7537	0.7722	0.7710	0.7558	0.7830

On April 26, 2021, the most recent weekly publication of the Noon Buying Rate before the date of this Form 20-F reported that, as of April 23, 2021, the Noon Buying Rate for the conversion of dollars to Canadian dollars was $0.8003 per Canadian dollar.

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

Since we generate a significant portion of our revenues in Argentinian pesos through our operations in that country, any devaluation may negatively affect the value of our earnings in that country"

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate published by the Banco de la Nación Argentina, in the year ended December 31, 2020 the devaluation of the peso against the U.S. dollar was 41.67% (compared to 63.21% and 104.23% in the years ended December 31, 2019 and 2018, respectively). The Argentine Peso lost 8.96% of its value against the U.S. dollar in the first three months of 2021.

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

As a consequence of the aforementioned events, the full year 2015 inflation measure for IPCNu index was not disclosed, and according to last available data (from October 2015) the IPCNu registered an increase of 11.9% over the January to October 2015 period. As alternative guidance to IPCNu, the authorities suggested that other measures should be observed, such as those published by the statistical entity of the Autonomous City of Buenos Aires (IPC CABA) and the San Luis Province that registered an annual increase of 26.9% and 31.6% in 2015, respectively. IPCNu publication was resumed in June 2016 disclosing May 2016 monthly inflation figures, while data for the months in the period January to April 2016 remains unavailable. Taking this into account, IPCNu variation from May to December 2016 was 16.9% and, as alternative guidance, the indexes published by the Province of San Luis and the Autonomous City of Buenos Aires from January to April 2016 represented an increase of 13.9% and 19.2%, respectively. During 2017, the INDEC published monthly IPC index regularly, registering an increase of 24.8% on a year-over-year comparison. The cumulative IPC variation for 2020 was 36.1%. Despite of the recession caused by the COVID-19 pandemic, the Argentine economy continues to experience high levels of inflation. If the value of the peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

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

Since assuming office on December 10, 2019, President Fernandez has been devoted to renegotiate the Argentinian debt and trying to solve the short term economic problem. After a few months the priority moves to the COVID-19 pandemic, based on these facts we cannot confirm the course of the measures that can be adopted and will impact the telecommunication sector.

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

The Company's board of directors (the "Board") was reconstituted in conjunction with the closing of the Tower Three Transaction. The Board is now comprised of three (3) members, being Alejandro Ochoa, Fabio Alexander Vasquez and Robert Horsley. The Company's senior management now consists of Alejandro Ochoa (President and Chief Executive Officer, Interim Chief Financial Officer), and Luis Parra (Chief Operating Officer). See "Directors and Officers" below for further information.

Innervision Transaction

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

On August 1, 2019, the Company entered into a Joint Venture Agreement with a third party, Enervisa US LLC ("Enervisa") and sold 50% of outstanding shares of TCTS for $330,397 (US$250,000) to fund the operation of TCTS. The Company determines that the sale of the 50% of TCTS shares did not constitute a loss of control. The issuance of the shares is accounted for an equity transaction and resulting a non-controlling interest of $698,030. The non-controlling interest consists of $519,983 of Enervisa's share of TCTS's net loss for the period from January 1, 2019 to August 1, 2019 which is included in net attributable to non-controlling interests on the consolidated statement of changes in equity (deficiency). As at December 31, 2020, the Company has received the full amount for the for the sale of 50% of the outstanding shares of TCTS ($330,397 - US$250,000)

Master Lease Agreement with Claro

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

On February 2020, the Company changed the name of Comercializadora Mexmaken, SA de CV to Tower One Wireless Mexico, SA de CV.

Acquisition of Innervision S.A.S.

As at December 31, 2018, the Company owned 90% of Innervision, a private company incorporated under the laws of Colombia, through its wholly owned subsidiary Tower Three.

In October 2019, the Company entered into a Share Purchase Agreement with Innervision to complete the acquisition of the remaining common shares of Innervision not previously owned by Tower Three. The Company acquired the remaining 10% interest for total purchase price of $2,685 ($7,000,000 Colombian Peso). As the Company previously controlled Innervision, the transaction resulted in a change to the Company's ownership stake and was accounted for as an equity transaction. The difference between the non-controlling interest and the fair value of consideration paid was recognized directly in deficit.

Intercorporate Relationships

The following table identifies the material intercorporate relationships of the Company:

Subsidiary	Place of Incorporation	Percentage of Voting Securities Beneficially Owned, or Controlled or Directed, directly or indirectly, by Tower One

Tower Three SA	Buenos Aires, Argentina	100%
Tower Two SA	Buenos Aires, Argentina	100%
Evolution Technology SA(1)	Buenos Aires, Argentina	65%
Tower Three SAS	Bogota, Colombia	100%
Commercialzadora Mexmaken Sa De Cv	Mexico City, Mexico	90%
Tower Construction & Technical Services, Inc.	Miami, FL, USA	50%
Innervision S.A.S(2)	Bogota, Colombia	100%

Notes:

(1) The Company currently holds a 65% interest in Evolution Technology SA ("Evotech"). 50.7% of the Company's interest in Evotech is held by the Company's wholly-owned subsidiary, Tower Three SA. The remaining 14.3% is held directly by the Company. As the Company contributes more capital to build towers in Argentina, the Company's ownership in Evotech will continue to increase.

(2) The Company currently hold a 100% interest in Innervision S.A.S ("Innervision") indirectly through its wholly owned subsidiary Tower Three.

Private Placements

Concurrent with the closing of the Tower Three Transaction, the Company completed a private placement (the "Private Placement") of units (the "Units"), at a price of $0.15 per Unit for gross proceeds of $2,322,737. Each  Unit consisted of one share of the Company's common stock ( a "Common Share") and one transferable Common Share purchase warrant ( a "Warrant"), with each whole Warrant entitling the holder to purchase, for a period of 12 months from the date of issue, one additional Common Share at an exercise price of $0.40 per Common Share. The Warrants also have an acceleration clause whereby if the closing price of the Common Shares is greater than $0.60 per Common Share for a period of ten (10) consecutive trading days, the Company will have the right to accelerate the expiry of the Warrants by giving notice to the holders of the Warrants by news release or other form of notice permitted by the certificate representing the Warrants that the Warrants will expire at 4:30 p.m. (Vancouver time) on a date that is not less than ten (10) days from the date notice is given. As compensation for raising proceeds under the Private Placement, eligible finders and brokers received cash commission of 8% of the gross proceeds raised in the Private Placement and compensation Warrants (the "Financing Warrants") entitling the finder or broker to purchase Common Shares up to 8% of the number of Placement Units sold in the Private Placement, exercisable at a price of $0.40 per Common Share for a period of 12 months from the date of issuance of the Financing Warrants, subject to an acceleration provision. There are no Warrants outstanding from this Private Placement.

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

On April 30, 2020 the Company announced that it has issued 714,286 common shares of the Company at a deemed price of $0.07 per share to the lenders of the convertible debentures pursuant to a Settlement and Release Agreement. The Settlement Agreement was entered into to address outstanding obligations of the Company relating to the convertible debentures facility

In June of 2020 the Company completed full repayment of the remaining outstanding indebtedness under the convertible debentures. With this repayment, the Company has fully repaid all amounts advanced under the convertible debentures facility and is authorized to discharge all security interests registered thereunder.

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

As of February 28, 2021 there are 67 towers currently under construction, 2 of which are in Argentina, 62 of which are in Colombia and 3 of which are in Mexico.

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

B. Business Overview

The Company is a pure-play, Build-to-Suit ("BTS") tower owner, operator and developer of multitenant communications real estate. The Company's primary business is the leasing of space on communications sites to mobile network operators ("MNOs") in countries it services with lease terms of over 10 years. Each tower is built with an initial anchor tenant commitment and space for an additional 1-3 tenants, or collocations. The Company does not build any towers without an anchor tenant in place. The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. BTS is a process where a long-term lease is secured with a tenant prior to the construction of a tower. Terms are outlined in master lease agreements ("MLAs") with tenants. As of December 31, 2020, the Company had a total of 10 signed MLA agreements with major MNOs in Argentina, Colombia and Mexico and a total backlog of over 200 sites.

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

The Company's Tower Portfolio

Through its subsidiaries, and as of February 28, 2021, the Company has 118 constructed towers, with 45 located in Argentina, 66 located in Colombia and 7 located in Mexico. Thirty eight (38) of the Company's 118 in-service towers have a second tenant collocating, representing 1.32 tenants per in-service tower. Further, as of February 28, 2021 there are 67 towers currently under construction, 2 of which are in Argentina, 62 of which are in Colombia and 3 of which are in Mexico.

See below for a summary of the Company's tower portfolio:

Country	Constructed Towers	Collocations	Tenants	Towers Under Construction
Argentina	45	15	60	2
Colombia	66	23	89	62
Mexico	7	-	7	3
Total	118	38	156	67

The above summary reflects the Company's sale of 22 towers in Colombia in 2018 to a third party for $2,516,354 (USD), the sale of 10 towers in Argentina in 2019 to a third party for approximately $1,500,000 (USD), and the sale of 37 towers in Mexico between June and December 2020 for approximately $3,800,000 (USD).

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

The Company's operations are concentrated in Colombia, Argentina, Mexico and the United States. During the year ended December 31, 2020, the Company recorded total of revenues of $2,190,420, $564,857, $5,398,169, and $346,317 in Argentina, Colombia, Mexico and the United States respectively, while the Company recorded total assets of $4,133,098, $4,414,051, $1,038,787 and $53,216, in Argentina, Colombia, Mexico and the United States respectively.

	Argentina $	Colombia $	Mexico $	United States of America $	Total $
December 31, 2020
Tower rental revenue	945,647	550,418	278,281	-	1,774,346
Service revenue	-	-		346,317	972,636
Sales revenue	1,244,773	14,439	5,119,888	-	6,379,100
Total Revenues	2,190,420	564,857	5,398,169	346,317	9,126,082

December 31, 2019
Tower rental revenue	1,102,810	292,848	244,978	-	1,640,636
Service revenue	-	-	-	561,759	561,759
Sales revenue	-	3,069,670	141,529	-	3,211,199
Total Revenues	1,102,810	3,362,518	386,507	561,759	5,413,594

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

Seasonality

Not Applicable

C. Organizational structure

The following are the Company's subsidiaries along with the percentage ownership and jurisdiction of incorporation:

Subsidiary	Place of Incorporation	Percentage of Voting Securities Beneficially Owned, or Controlled or Directed, directly or indirectly, by Tower One
Tower Three SA	Buenos Aires, Argentina	100%
Tower Two SA	Buenos Aires, Argentina	100%
Evolution Technology SA(1)	Buenos Aires, Argentina	65.00%
Tower Three SAS	Bogota, Colombia	100%
Commercialzadora Mexmaken Sa De Cv	Mexico City, Mexico	90%
Tower Construction & Technical Services, Inc.	Miami, FL, USA	50%
Innervision S.A.S(2)	Bogota, Colombia	100%

D. Property, plant and equipment.

As of February 28, 2020 the Company has 118 towers built as of the date of this report, and another 67 under construction. In Argentina, the Company has 45 constructed towers with 15 collocations and 2 under construction. In Colombia, the Company has 66 constructed towers with 23 collocations and 62 under construction. In Mexico, the Company has 7 constructed towers and 3 under construction.

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

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements for each of the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 have been prepared in accordance with IFRS. This discussion contains forward-looking statements that involve certain risks and uncertainties. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See Item 3.D, "Key Information - Risk Factors".

General

The Company is a pure-play, BTS tower owner, operator and developer of multitenant communications real estate. The Company's primary business is the leasing of space on communications sites to MNOs.. The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. BTS is where a long-term site lease is in hand with a tenant prior to undergoing construction. As of December 31, 2020, the Company had a total of ten (11) signed MLA agreements with major MNOs in Argentina, Colombia and Mexico.

Corporate Highlights

The Company's highlights during the year ended December 31, 2020 and the interim period up until the date of this report include:

  The Company has signed 2 new MLAs, in Colombia.
  A total of 21 new towers were constructed during this year, and 17 new collocations were signed.
  As of December 31, 2020, an additional 210 sites were in different stages of Work in Progress (23 in Argentina, 169 in Colombia and 18 in Mexico).
  The Company announced that during the year 37 towers were sold in Mexico and 10 in Argentina.
  The Company announced a comprehensive update on recent company milestones throughout Argentina, Colombia, and Mexico. The Company now has a total ninety (90) completed wireless towers throughout Argentina, Colombia and Mexico, with thirty six (36) collocations. Tower One has a backlog of over two hundred and forty sites awarded for Build To Suit "BTS" tower construction and intends to aggressively expand its portfolio of completed and tenanted towers throughout 2021.
  In the second quarter of 2020, the Company repaid the outstanding balance the convertible debentures.
  Management continued to actively focus on capital raising to support the Company's tower business and general working capital. As a result of this effort, the company was able to enter into a loan agreement, with a prestigious financial institution, as a subsequent event in March 2021.

Results of Operations

The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2020, 2019 and 2018:

	2020	2019	Change from 2019 to 2020	2018	Change from 2018 to 2019
	$	$	$	$	$
Revenue	9,126,082	5,413,594	3,712,488	1,556,742	3,856,852
Wages and Benefits	1,888,110	1,217,674	670,436	529,837	687,837
Professional Fees and Consulting	$2,395,170	2,366,030	29,140	1,834,575	(686,219)
Advertising and Promotion	133,726	46,789	86,937	1,403,270	(1,356,481)
Share Based Compensation	0	0	0	1,913,692	(1,913,692)
Travel	154,043	214,065	(60,022)	201,888	12,177
Office and Miscellaneous	869,732	949,670	(79,938)	675,553	274,117
Interest, Financing Charges and accretion	1,205,657	1,912,553	(706,896)	769,322	1,143,231
Total Other Income (Expenses)	(122,633)	114,378	(237,011)	(1,448,193)	1,562,571
Net Comprehensive income (loss)	(3,165,858)	(8,474,964)	5,309,106	(9,458,213)	1,155,798

The Company's net comprehensive loss for the year ended December 31, 2020, totaled $3,165,858 or $0.05 per Common Share compared to net comprehensive loss of $8,302,415 or $0.13 per Common Share for the year ended December 31, 2019 and a net comprehensive loss of $9,458,213 or $0.10 per Common Share for the year ended December 31, 2018. The decrease in net comprehensive loss for the year ended December 31, 2020 compared to the prior year was primarily the result of increased revenues, mainly for tower sales in Mexico and Argentina that was partially offset by increased operating related to those sales, and a reduction of the interest, financing charges and accretion.. The decrease in net comprehensive loss for the year ended December 31, 2019 compared to the prior year was primarily the result of increased revenues and decreased other expenses being partially offset by increased operating related expenses, mostly in connection with the growth of the Company's operations in 2019 compared to the prior year. The decrease in net comprehensive loss in 2018 from 2017 was primarily the result of increased revenues and decreased other expenses being partially offset by increased operating related expenses, mostly in connection with the growth of the Company's operations in 2018 compared to the prior year.

Revenues

2020 compared to 2019

Total revenue increased to $9,126,082 for the year ended December 31, 2020 compared to $5,413,594 as of December 31, 2019, primarily as a result of the towers sold in Mexico (37) and Argentina (10), in addition the service revenue was increased by $544,587 due to the new towers that were finished during this period. The Company expects to generate revenues in 2021 mostly from monthly lease payments by MNOs on existing and future tower sites.

2019 compared to 2018

Total revenue increased to $5,413,594 for the year ended December 31, 2019 compared to $1,556,742 as of December 31, 2018, primarily as a result of BTS towers coming into service during the 2019 and the sale of 22 towers in Colombia. The Company expects to generate revenues in 2020 mostly from monthly lease payments by MNOs on existing and future tower sites.

Expenses

2020 compared to 2019

Professional fees increased to $2,395,170during the year ended December 31, 2020 compared to $2,366,030 in the previous year primarily due to an increase in consulting fees. During the year ended December 31, 2020, office and miscellaneous expenses decreased to $869,732 compared to $949,670 for the year ended December 31, 2019 mainly due to the decrease in the operations for Argentina. During the year ended December 31, 2020, advertising and promotion increased to $133,726 compared to $46,789 for the year ended December 31, 2019 mainly due to a change on the marketing strategy decided by the management of the Company. During the year ended December 31, 2020, the Company incurred travel expense in the amount of $154,043 (December 31, 2019 - $214,065). The main reason for the decrease was the isolation due to COVID-19 The Company incurred $1,205,657 in interest, financing charges and bank charges during the year ended December 31, 2019 compared to $1,912,553 in the prior year due to a reduction in the rates applied during 2020.  During the year ended December 31, 2020, maintenance and operation expenses decreased to $942,370 from $1,001,161 compared to December 31, 2019 mainly due to the efficiencies achieved by the Company incurring operating costs in order to generate revenue. During the year ended December 31, 2020, the Company recorded $1,829,944 in unrealized foreign exchange gain due to differences in functional and presentation currency which has been booked to accumulated other comprehensive loss. The Company's presentation currency is the Canadian Dollar. The functional currency of each of the entities included in the consolidated group is as follows: Tower One Wireless Corp. is the Canadian Dollar; Tower Three and Innervisions is the Colombian Peso; Evolution Technology S.A. and Tower 3 is the Argentina Peso; TCTS is the US Dollar; and Mexmaken is the Mexican Peso. The Company records a cumulative translation adjustment due to the changes resulting from the fluctuation of foreign exchange rates.

2019 compared to 2018

Professional fees increased to $2,366,030 during the year ended December 31, 2019 compared to $1,834,575 in the previous year primarily due to an increase in third party consulting services mostly related to increased corporate and operational activities of the Company in 2019 compared to 2018. Professional fees include consulting services, legal fees and related expenses. Office and miscellaneous expenses increased to $949,670 in the 2019 compared to $675,553 for the year ended December 31, 2018 mainly due to increased operational activities in Colombia, Mexico and Argentina. Advertising and promotion expenses decreased to $46,789 in 2019 compared to $1,403,269 in 2018 mainly due to a change on the marketing strategy defined by the management in 2019 compared to the prior year. Travel expenses increased to $214,065 in 2019 compared to $201,888 in 2018 mostly as a result of more travel throughout Colombia, Mexico and Argentina to find out optimal locations for cellphone towers in 2019. Transfer agent fees decreased to $13,790 during 2019 compared to $44,983 in 2018 mainly due to a decreased on the exercise of options and warrants in 2019. The Company incurred $1,912,553 in interest, financing charges and bank charges during 2019 compared to $769,322 in the prior year mostly due to interest and penalties for the previous and existing loans, bank fees and transfer charges in Colombia, Mexico and Argentina. Maintenance and operation expenses decreased to $1,001,161 in 2019 from $1,517,698 in 2018 mainly due to the Company being more efficient managing the operating costs in connection with the generation of revenue. During the year ended December 31, 2019, the Company recorded $327,696 in unrealized foreign exchange loss to its cumulative translation account. The Company's functional currency reporting is the Canadian Dollar, while Tower Three reports in the Colombian Peso, Evotech reports in the Argentina Peso, and Comercializadora Mexmaken reports in the Mexican Peso. The Company records a cumulative translation adjustment due to the changes resulting from the fluctuation of foreign exchange rates.

Interest Income

Interest income consists of interest earned on the Company's cash and cash equivalents. The Company has no interest income for the years ended December 31, 2020, 2019 and 2018.

Impact of Inflation

In May 2018, the Argentinean Peso underwent a severe devaluation resulting in Argentina's three-year cumulative inflation exceeding 100% in 2018, and consequently for the years ended December 31, 2018, 2019 and 2020, the Company determined that Argentina was in a state of hyperinflation. In 2020 the inflation was 36.1% compared to 2019.The Company's subsidiary, Evotech, operates in Argentina and the functional currency of Evotech is the Argentinian Peso.

Although we do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years, the hyperinflationary situation in Argentina helped contribute to a gain on net monetary position of $318,659 in 2020 compared to the $2,087,881 reported for 2019 and further increases in inflation in Argentina or the other markets in which we operate could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

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

The Company recorded $508,446 in gains related to foreign exchange translation adjustments in 2020 compared to a loss of $327,696 in 2019 and a loss of $480,132 in 2018. The foreign exchange translation loss in 2020 was primarily the result of the hyperinflationary situation in Argentina. The Company's functional currency is the Canadian dollar, while Tower Three conducts business in Colombia with the Colombian Peso and Evotech conducts business in Argentina with the Argentinian Peso and Comercializadora Mexmaken conducts business in Mexico with the Mexican Peso.  At December 31, 2020, the Company had the following financial instruments denominated in foreign currencies:

	Argentine Pesos	Colombian Pesos	Mexican Pesos	United States Dollars	Total
	$	$	$	$	$
Cash	34,531	28,218	31,611	(4,454)	89,907
Amounts receivable	90,045	144,491	364,285	-	598,821
Accounts payable and accrued liabilities	(442,629)	(981,541)	(665,231)	(913,195)	(3,002,597)
Interest payable	-	(5,539)	-	-	(5,539)
Lease liability	(576,868)	(1,006,160)	(102,650)	-	(1,685,678)
Loans payable	-	(1,614,063)	(148,245)	-	(1,762,308)
Loans from related parties	-	(18,546)	-	-	(18,546)
Net	(894,921)	(3,453,141)	(520,229)	(917,649)	(5,785,940)

Despite the increase in foreign exchange translation losses in 2020, foreign currency fluctuations have not previously had a material impact on the Company's financial results. Consequently, the Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates and therefore does not hedge its exposure to currency fluctuations.  It is the opinion of management that the foreign exchange risk to which the Company is exposed is currently not material. However, the Company anticipates that the fluctuations of the Colombian Mexican and Argentinian Pesos may impact the Company's financial results moving forward. The Company intends to monitor such potential impact and will possibly develop a hedging policy if such fluctuations become material.

Critical Accounting Estimates

The Company's accounting policies are presented in Note 3 of the audited financial statements for the years ended December 31, 2020 and 2019.  The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires management to select accounting policies and make estimates.  Such estimates may have a significant impact on the financial statements.  Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. These include:

• the assumptions used for the valuation of listing expense;

• the assumptions used for the determination of the impairment of intangible assets;

• the assumptions used for the determination of the useful life of equipment;

• the assumptions used for the determination of the useful life of intangible assets; and

• the assumptions used for the determination of the value share based payments and compensation.

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

Argentina

Since assuming office on December 10, 2019, President Fernandez has been devoted to renegotiate the Argentinian debt and trying to solve the short term economic's problem. After a few months the priority moves to the COVID-19 pandemic, based on these facts we cannot confirm the course of the measures that can be adopted and will impact the Telecomunications sector. As of today, the National Communications Agency (Ente Nacional de Comunicaciones, or "Enacom") is the main telecommunications regulatory authority in Argentina and became operational in 2016. The Company's operations in Argentina are regulated by Enacom, which in early 2018, established new testing standards for cellular towers in Argentina. In accordance with this new Enacom policy, all now must be tested in Argentina under these new Enacom standards in order to obtain a certificate of homologation.

All telecommunications providers in Argentina must contribute approximately 1.0% of their monthly revenues to finance the provision of telecommunications services in underserved areas and to underserved persons. All providers must also meet certain quality-of-service requirements.

B.  Liquidity and Capital Resources.

Overview

The Company is a development stage company and prior to the completion of the Tower Three Transaction in 2017 had no regular cash inflows.  Selected financial data pertaining to liquidity and capital resources for the fiscal years ended December 31, 2020, 2019 and 2018 is presented below.

Comparison of Years Ended December 31, 2020, 2019 and 2018

Period ended			Change between 2020 and 2019		Change between 2019 and 2018
	2020	2019		2018
	$	$		$
Cash and Cash Equivalents	122,759	56,629	66,130	346,103	(289,474)
Current Assets	1,691,241	2,959,907	(1,268,666)	2,224,656	735,251
Current Liabilities	20,815,824	20,018,665	797,159	11,659,202	8,359,463
Working Capital	(19,124,583)	(17,058,758)	(2,065,825)	(9,434,546)	(7,624,212)
Accumulated deficit	(25,352,460)	(23,585,459)	(1,767,001)	(19,009,676)	(4,575,783)
Cash used in operations	398,219	3,119,626	(2,721,407)	(1,202,203)	4,321,829
Cash flows from financing Activities	1,048,786	74,684	972,102	9,682,278	(9,607,594)
Interest Income	Nil	Nil	Nil	Nil	Nil

As of December 31, 2020, the Company had cash and cash equivalents of $122,759 (compared with $56,629 for fiscal year 2019 and $346,103 for fiscal year 2017) and working capital of ($19,124,583) (compared with ($17,058,758) for fiscal year 2019 and ($9,434,546) for fiscal year 2018).  Working capital is calculated as current assets less current liabilities.

Cash and cash equivalents decreased by $66,130 in fiscal year 2020 compared to 2019.

In 2020, the Company received cash in the amount of $3,247,125 in proceeds from new loans.

During the year ended December 31, 2020, the Company spent $1,451,604 primarily on building towers for continuing operations, compared to $3,482,264 in December 31, 2019.

Working Capital decreased by $(2,065,825) in fiscal year 2020 compared to fiscal year 2019 primarily due to the decrease for the accounts receivable balance ($641K), asset held for sale due to the dispositions ($720K), the increase for the accounts payable and accrue liabilities ($332K) and the increase for the interest payable ($292K).  .

Current liabilities increased by $797,159 for the fiscal year ended December 31, 2020 compared to the fiscal year ended December 31, 2019 primarily due to the increase of the loans, including the reclassification from non-current to current for the bonds payable that was partially offset by the reduction of the customer deposits due to the towers sold during the year.

Contributed Surplus

Contributed Surplus, which arises from the recognition of the estimated fair value of stock options and warrants, was $1,706,089 in 2020 compared to $2,303,721 for fiscal year 2019. During the year ended December 31, 2020, a total of 31,293,653 warrants expired unexercised. Upon expiry of the warrants, $597,632 was reversed from contributed surplus to deficit. The decrease in contributed surplus in 2020 compared to 2019 was primarily due to expiry of the warrants.

Share Capital

At December 31, 2020, the Company's share capital was $16,900,668 comprising 94,103,732 issued and outstanding Common Shares. (2019 - $16,876,382 comprising 93,389,446 issued and outstanding Common Shares). On April 30, 2020, the Company issued 714,286 common shares as a penalty to the holders of the convertible debentures, with a fair value of $24,286. The fair value of the penalty was not readily determinable, as such, the common shares were valued at the fair value of common shares on grant date.

Operating Activities

Cash provided by operating activities during fiscal year 2020 was $398,219  (compared with $3,119,626 for fiscal year 2019 and $1,202,203 utilized for fiscal year 2018). The decrease in cash utilized in operating activities during fiscal year 2020 as compared to fiscal year 2019 was primarily the result of the reduced net loss. The decrease in cash utilized in operating activities during fiscal year 2019 as compared to fiscal year 2018 was primarily the result of the increase in customer deposits during 2019 compared with prior year.

Investing Activities

Net cash used in investing activities was $1,379,208, $3,482,264, and $8,418,197, in fiscal year ended December 31, 2020, 2019 and 2018, respectively. Cash used in investing activities in 2020 primarily included cash used for the construction of cellular towers that was partially offset with the cash received from the sale of towers during 2020. The main reason for the decrease from 2018 until now was the decrease on the financing activities, as we were not able to close a long term loan that will allow the company to build more sites.

Financing Activities

The Company's cash inflows from financing activities was $1,048,786 in 2020 which was primarily the result the compensation of all the of repayments of debt and the new debt incurred during the year. The Company's cash inflows from financing activities was $74,684 in 2019 which was primarily the result of the compensation of all the repayments of debt and the new debt incurred during the year.

Capital Expenditures

The Company incurred capital expenditures of $2,656,546, $3,634,144, and $8,436,633 in 2020, 2019 and 2018 respectively. The expense in capital expenditures over the years is primarily due to cellular tower construction.

Borrowings

Outstanding Loans

As of December 31, 2020, there were an aggregate of $3,584,587 in loans outstanding. The details of such loans are as follows:

Balance, December 31,
2020	2019	Currency	Terms
CAD $	CAD $
1,505,038	731,606	USD	Unsecured, due on demand
1,817,141	148,158	Colombian Pesos	Unsecured, due on demand
79,567	-	Colombian Pesos	Unsecured, repayable monthly until May 2023
150,984	-	Colombian Pesos	Unsecured, repayable monthly until December 2023
31,857	32,545	Argentine Pesos	Unsecured, due on demand
-	350,746	Argentine Pesos	Unsecured, due January 2020
3,584,587	1,263,055

3,440,732	1,263,055	Current portion of loans payable
143,855	-	Long term portion of loans payable
3,584,587	1,263,055

During the year ended December 31, 2020, the Company has incurred interest expense of $144,473 (US$113,018) on the loans payable, of which $88,018 (US$64,725) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

Bonds

During the year ended December 31, 2020, no bonds were issued by the Company. In the year ended December 31, 2019, the Company issued a total of 9,880 bonds (2018 - 9,663) at a price of $100 each for gross proceeds of $988,000 (2018 - $966,300). The bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% paid monthly, and mature September 21, 2021. In connection with the bonds issued, the Company paid cash debt issuance costs to an agent of $128,440 (2018 - $77,304) and issued 921,780 (2018 - 740,240) share purchase warrants to the agent with a fair value of $33,545 (2018 - $28,514). The share purchase warrants are exercisable at prices ranging from $0.08 to $0.14 per common share for a period of two years.

Future Liquidity

At December 31, 2020, the Company had an accumulated deficit of $25,352,460, which is funded primarily by the raising of equity funding, loans and customer deposits. Consequently, the Company's ongoing operations are dependent on the Company's ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. The Company may not be able to generate sufficient cash flows from its operations in the foreseeable future to support its working capital needs and may have to rely on funding through future equity issuances and short term borrowings to finance ongoing operations and the construction of cellular towers. Based upon the current level of our operations and our current expectations for future periods in light of the current economic environment, we believe that cash flow from our operations and available cash, will not be adequate to finance the capital requirements for our business during the next 12 months without additional funding through future equity issuances and short term borrowings, which will depend on market conditions. Additionally, in the future we may make acquisitions of businesses or assets or commitments to additional capital projects. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, additional capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets or the issuance of securities.

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

F. Tabular Disclosure of Contractual Obligations

Other than as disclosed below, we do not have any contractual obligations as of December 31, 2020 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest fiscal year end balance sheet. The payments in the table below include estimated future principal and interest payments on our contractual obligations.

			Payments due by period
Contractual Obligations	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	4,368,281	4,368,218	4,368,281	-	-	-
Interest payable	650,278	650,278	650,278	-	-	-
Loans payable	3,588,352	3,588,352	3,444,497	143,855	-	-
Loans from related parties	3,866,983	3,866,983	3,866,983	-	-	-
Bonds payable	1,882,750	1,882,750	1,882,750	-	-	-
Lease liability	1,685,678	3,313,033	507,403	1,160,875	773,033	871,722
Total	16,042,322	17,669,677	14,720,192	1,304,730	773,033	871,722

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers:

Name and Position	Principal Occupation for Past Five Years	Date of Appointment to Office	Common Shares Held	Percentage of Common Shares Outstanding(1)
Alejandro Ochoa Interim Chief Financial Officer, Interim Secretary, President, Chief Executive Officer& Director	Founder and CEO of Tower Three SAS; and consultant to Mackie Research Capital Corporation's investment banking practice with a Latin American focus	January 12, 2017	12,000,000	12.75%
Luis Parra Chief Operating Officer	Partner and co-founder of QMC Colombia: Partner and co-founder of Ingeant SA.	August 15, 2017	Nil	Nil
Fabio Alexander Vasquez Director	Co-founder of Tower Three, and has been engaged in the Florida aviation business for over 25 years.	January 12, 2017	12,000,000	12.75%
Robert Nicholas Horsley Director

Director of Evolving Gold Corp (Since March 4, 2014)

Owner of Marksman Geological Ltd

Owner of Cervus Business Management Inc.

Partner in Howe And Bay Financial Corp

Former Chief Executive Officer of the Company.

		February 1, 2016	Nil	Nil
Hugo Ochoa Director	Owner and operator of SAP Truck & Auto Parts Corporation. Owns and operates commercial Real Estate properties in Colombia	September 9, 2020	8,000,000	8.50%

(1) As of December 31, 2020 we had 94,103,732 Common Shares outstanding.

Each of our directors will serve until the next annual meeting of our shareholders. None of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Company's Audit Committee consists of Alejandro Ochoa, FabioVasquez and Robert Horsley.

Set forth below is certain biographical information furnished to us by our directors and executive officer. No director or executive officer was appointed as a director or officer of the Company pursuant to any arrangement or understanding with any major shareholder, customer, supplier or other person.

Alejandro Ochoa - President & Chief Executive Officer and Director (Age: 41)

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

Dedicated to Latin America, his areas of expertise include mining and energy transactions, capital raisings and strategic asset sales with a focus on Colombia, Mexico, and Peru. He has also covered telecom infrastructure companies from the United States, Argentina, and Colombia. Mr. Ochoa has a Bachelors in Science with a focus in Finance from Florida International University. Mr. Ochoa is the son of one of our directors, Hugo Ochoa.

Luis Parra (Age: 51)

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

Fabio Alexander Vasquez, Director (Age: 55)

Mr. Vasquez, a co-founder of Tower Three and has been engaged in the Florida aviation business for over 25 years. He has been instrumental in the development and expansion of Miami Executive Aviation, a successful luxury charter aviation business which services Latin American clients. Mr. Vasquez is a citizen of Colombia who has decades of experience working in Colombia.

Robert Horsley, Director (Age: 40)

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

Hugo Ochoa (Age: 67)

Hugo Ochoa is a self-made entrepreneur who has a proven track record in operating international operations in his commercial Truck/Auto parts business, SAP Truck & Auto Parts Corp. He has successfully run his Truck/Auto parts business for over 40 years. As CEO of SAP, he has secured distribution of numerous global automotive companies and created the company's individual brands manufactured in China and distributed globally. In addition to SAP, Mr. Ochoa owns and operates commercial real estate in Colombia. Mr. Ochoa is the father of our Alejandro Ochoa, our President, Chief Executive Officer, interim Chief Financial Officer and Director

B. Compensation.

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

Name and Position	Fiscal Year Ended	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all other Compensation ($)	Total Compensation ($)
Alejandro Ochoa, Director, President, CEO, Interim CFO and Interim Corporate Secretary	2020 2019	468,300 204,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	468,300 204,000
Santiago Rossi, Former CFO	2020 2019	336,300 170,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	336,300 170,000
Luis Parra, COO	2020 2019	320,300 204,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	320,300 204,000
Fabio Alexander Fasquez, Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Robert Horsely, Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Hugo Ochoa Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Abbey Abdiye, Former CFO	2020 2019	Nil 92,100	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 92,100

(1) Alejandro Ochoa was appointed as the President, CEO and a director of the Company on January 12, 2017. In addition, on January 31, 2021, Alejandro Ochoa was appointed as the Interim CFO and Interim Corporate Secretary.

(2) Santiago Rossi was appointed as the CFO of the Company on March 1, 2019 and subsequently resigned on January 31, 2021.

(3) Luis Parra was appointed as the COO of the Company on August 15, 2017.

(4) Fabio Alexander Fasquez was appointed as a director of the Company on January 12, 2017.

(5) Robert Horsely was appointed as a director of the Company on February 2, 2016.

(6) Hugo Ochoa was appointed as a director of the Company on September 9, 2020.

(7) Abbey Abdiye was appointed the CFO of the Company on January 12, 2017 and subsequently resigned on March 1, 2019.

We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

We provide directors and officer's liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage expired on January 1, 2021, however, we intend to renew the insurance.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and named executive officer by the Company or any subsidiary thereof in the year ended December 31, 2020 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof:

Compensation Securities
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
Alejandro Ochoa, Director, President, CEO, Interim CFO and Interim Corporate Secretary	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Santiago Rossi, Former CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Luis Parra, COO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Fabio Alexander Fasquez, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Robert Horsely, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Hugo Ochoa, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Abbey Abdiye, Former CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil

Exercise of Compensation Securities by Directors and Named Executive Officers

The following table sets out each exercise by a director or named executive officers of compensation securities during the year ended December 31, 2020:

Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised (#)	Exercise Price per Security ($)	Date of Exercise	Closing Price per Security on Date of Exercise ($)	Difference between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date ($)
Alejandro Ochoa, Director, President, CEO, Interim CFO and Interim Corporate Secretary	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Santiago Rossi, Former CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Luis Parra, COO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Fabio Alexander Vasquez, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Robert Horsely, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Hugo Ochoa, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Abbey Abdiye, Former CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil

Equity Compensation Plan Information as of December 31, 2020

Plan Category	Column (a) Number of securities to be issued upon exercise of outstanding options(1)	Column (b) Weighted-average exercise price of outstanding options	Column (c) Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,275,000	$0.30	8,063,944
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,275,000	$0.30	8,063,944

(1) The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2) Based on the Company's issued and outstanding common shares of  94,103,732 as at December 31, 2020.

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

The Company entered into an employment agreement with Mr. Santiago Rossi on October 31, 2018 and effective March 31, 2019 with regards to his employment as the Chief Financial Officer of the Company. Pursuant to the agreement, the Company agreed to pay Mr. Rossi a base salary of $180,000 annually. Mr. Rossi was also eligible to earn a cash bonus for each completed tower and Co-location Tenants (as that term is defined in the employment agreement) that were in place as at December 31st each year. In addition, on each anniversary of the agreement, commencing on January 1, 2019, Mr. Rossi was eligible to earn the equivalent of one (1%) percent of the total issued common shares of the Company. The agreement, which was for an indefinite term, was terminated in February, 2021.

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

The Chairman of the Board is Mr. Alejandro Ochoa, who is not an independent director as he is interim Chief Financial Officer, Chief Executive Officer and President.

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

Audit Committee

The Audit Committee has various responsibilities as set forth in Multilateral Instrument 52-110 ("MI 52-110"). The Audit Committee oversees the accounting and financial reporting practices and procedures of the Company and the audits of the Company's financial statements. The principal responsibilities of the Audit Committee include: (i) overseeing the quality, integrity and appropriateness of the internal controls and accounting procedures of the Company, including reviewing the Company's procedures for internal control with the Company's auditors and Interim Chief Financial Officer; (ii) reviewing and assessing the quality and integrity of the Company's internal and external reporting processes, its annual and quarterly financial statements and related management discussion and analysis, and all other material continuous disclosure documents; (iii) establishing separate reviews with management and external auditors of significant changes in procedures or financial and accounting practices, difficulties encountered during auditing, and significant judgments made in management's preparation of financial statements; (iv) monitoring compliance with legal and regulatory requirements related to financial reporting; (v) reviewing and pre-approving the engagement of the auditor of the Company and independent audit fees; and (vi) assessing the Company's accounting policies, and considering, approving, and monitoring significant changes in accounting principles and practices recommended by management and the auditor.

Audit Committee Charter

The Audit Committee Charter is filed as an exhibit to this Form 20-F.

Composition of the Audit Committee

As noted above, the members of the Audit Committee are Alejandro Ochoa, Fabio Vasquez and Robert Horsley. All members of the Audit Committee are considered to be financially literate.

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

Compensation Committee

The Company does not currently have a compensation committee as the Board performs the functions that a compensation committee would normally perform.

D. Employees

As of December 31, 2020, the Company employed 33 individuals in the following countries:

Country	Employee Head Count
Colombia	14
Argentina	7
Mexico	9
USA	3

The Company outsources site acquisition, tower manufacturing and civil works to third parties. As of December 31, 2020, the Company had 28 third parties outsourced in each of the above categories as follows:

Outsourced Services	Site Acquisition	Tower Manufacture	Civil Works
Colombia	10	5	5
Argentina	0	0	0
Mexico	2	3	3

E. Share Ownership.

The following table sets forth, as of December 31, 2020: (a) the names of each beneficial owner of more than five percent (5%) of our Common Shares known to us, the number of shares of common stock beneficially owned by each such person, and (b) the names of each director and officer, the number of shares our common stock beneficially owned, and the percentage of our common stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Position	Common Shares Held	Percentage of Common Shares Outstanding(1)	Percentage of Votes Held
Alejandro Ochoa President, Chief Executive Officer, Interim Chief Financial Officer, Interim Corporate Secretary & Director	12,000,000	12.75%	12.86%
Luis Parra, Chief Operating Officer	Nil	Nil	Nil
Fabio Alexander Vasquez Director	12,000,000	12.86%	12.86%
Robert Nicholas Horsley Director	Nil	Nil	Nil
Hugo Ochoa	8,000,000	8.57%	8.57%

(1) Based on 94,103,732 Common Shares outstanding on May 11, 2021..

As at February 28, 2021 the registrar and transfer agent for our company reported that there were 94,103,732 common shares of our company issued and outstanding. Of these, 49,585,357 were registered to Canadian residents, including 45,982,347 shares registered to CDS & Co., which is a nominee of the Canadian Depository for Securities Limited. The 49,585,357 shares were registered to 85 shareholders in Canada, one of which is CDS & Co. 44,511,944 of our shares were registered to residents of the United States, including 12,289,876 shares registered to CEDE & Co., which is a nominee of Depository Trust Company. The 44,511,944 shares were registered to 9 shareholders in the United States, one of which is CEDE & Co. 6,431 of our shares were registered to residents of other foreign countries (1 shareholder).

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

Loans payable to related parties include loans and advances received from related individuals and companies. As at December 31, 2020 and December 31, 2019, the Company had the following loan balances with related parties:

Balance, December 31,
2020	Currency	Lender	Rate	Terms
CAD $			%
1,927,683	USD	Hugo Ochoa	12%	Unsecured, due on demand
830,744	USD	Executive Business	12%	Unsecured, due on demand
266,697	USD	Luis Parra	18% - 24%	Unsecured, due on demand
289,027	USD	HLG Investments	12%	Unsecured, due on demand
231,117	USD	SAEF	12%	Unsecured, due on demand
127,812	USD	1200 Brickell Holdings	18% - 24%	Unsecured, due on demand
175,356	USD	Diana Aguilar	18% - 24%	Unsecured, due on demand
18,546	COP	Alexandra Ricardo	-

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

During the year ended December 31, 2020, the Company has incurred interest expense of $352,439 (US$262,994) (2019 -$492,729; 2018 - $311,102) in connection with the related party loans noted above. As at December 31, 2020, $562,260 (2019 - $252,144) of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

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

In consideration for the extension of the maturity date of the loans, the Company agreed to issue 2,381,301 share purchase warrants to the holders with a fair value of $180,714. The share purchase warrants are exercisable at a price of $0.09 per common share for a period of five years. As at December 31, 2020, these warrants have not yet been issued. The fair value of the obligation to issue the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

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

Dividend Distributions

We did not declare or pay any dividends to our shareholders in 2020. The actual timing, payment and amount of dividends paid on our Common Shares is determined by our Board, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our Board considers relevant.

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

(d) On April 4, 2019, the Company entered into a development agreement to develop 150 tower sites in Colombia and Mexico. Under the terms of this confidential agreement, Tower One will handle all steps of completing the built to suit towers

(e) On May 16, 2029 the Company entered into a settlement agreement with the Debentureholders and agreed to pay any consideration from disposition of its tower prior to June 12, 2019; payable as credit to amount under the Debentures. The exercise price of Warrants was reduced to $0.09 and the Company agreed to issue 15,000,000 additional special Warrants to the Debentureholders at an exercise price of $0.09 and expiring until November 13, 2019

(f) On June 12, 2019, the Company entered into an amending agreement with the Debentureholders where 50% of the total outstanding under Debentures, being CAD$750,000, plus interest and fees, was payable one (1) day after receipt of proceeds of sale of towers of the Company or June 30, 2019. The remaining amount under the Debentures was to be repaid no later than September 14, 2019. The expiry of the Warrants was further extended to November 13, 2020 and the Company was entitled to repurchase the Warrants at any time for a price of CAD$300, 000.

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

(i) On August 1, 2019, the Company entered into a Joint Venture Agreement with a third party, Enervisa US LLC ("Enervisa") and sold 50% of outstanding shares of TCTS for $330,397 (US$250,000) to fund the operation of TCTS. The Company determines that the sale of the 50% of TCTS shares did not constitute a loss of control. The issuance of the shares is accounted for an equity transaction and resulting a non-controlling interest of $698,030. The non-controlling interest consists of $519,983 of Enervisa's share of TCTS's net loss for the period from January 1, 2019 to August 1, 2019 which is included in net attributable to non-controlling interests on the consolidated statement of changes in equity (deficiency). As at December 31, 2020, the Company has received the full amount for the for the sale of 50% of the outstanding shares of TCTS ($330,397 - US$250,000)

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

(k) On March 19, 2020 the Company and the Debentureholders entered into a fourth amending agreement such that amounts owing under the Debenture were to be repaid as follows: $50,000 penalty - issuance of 714,286 shares at $0.07 per share; Remaining balance of CDN$226,000, plus remaining balance owed on prior penalties of $1,000 plus any interest, be paid no later than March 31, 2020.

(l) On April 30, 2020 the Company and the Debentureholders entered into a fifth amending agreement and agreed that the issuance of securities during term of 60 days thereafter would not trigger adjustment pursuant to section 5.1 of Warrants.  Also, the Company agreed to the issuance of 714,286 Shares to the Debentureholders at a deemed price of $0.07 per Share.

(m) On June 30, 2020, the Company entered into a mutual release agreement pursuant to which it completed full repayment of the remaining outstanding indebtedness of CAD$235,040 under the Debentures. With the repayment, the Company fully repaid all amounts advanced under the Debentures and is authorized to discharge all security interests registered thereunder. To repay the outstanding amounts under the Debentures, the Company used proceeds from a short-term unsecured raise from two arm's length lenders in the amount of US$ 160,000 and funds from operating activities.

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

The Company does not believe that it has been a PFIC, and, based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending December 31, 2020.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2020 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

Financial Instruments and Risk

Fair values

The Company's financial instruments include cash, amounts receivable, bank indebtedness, accounts payable, due to related parties and loans payable. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

The following table summarizes the carrying values of the Company's financial instruments:

	2020	2019
	$	$
Financial assets at fair value through profit or loss (i)	122,759	56,629
Loans and receivables (ii)	1,166,502	1,808,397
Other financial liabilities (iii)	11,679,761	9,359,225

(i) Cash

(ii) Amounts receivable.

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

The Company's cash is measured using Level 1 fair value measurements.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $1,166,502 (2019 - $1,808,397). Accounts receivable are shown net of provision of credit losses of $$36,381 (2019 - $179,868).

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

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company's financial liabilities as at December 31, 2020 based on the undiscounted contractual cash flows:

	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	4,368,281	4,368,218	4,368,281	-	-	-
Interest payable	650,278	650,278	650,278	-	-	-
Loans payable	3,588,352	3,588,352	3,444,497	143,855	-	-
Loans from related parties	3,866,983	3,866,983	3,866,983	-	-	-
Bonds payable	1,882,750	1,882,750	1,882,750	-	-	-
Lease liability	1,685,678	3,313,033	507,403	1,160,875	773,033	871,722
Total	16,042,322	17,669,614	14,720,192	1,304,730	773,033	871,722

The Company has a working capital deficiency as of December 31, 2020 of $19,124,583. Customer deposits consist of funds received from customers in advance of towers sold. As of December 31, 2020, the Company received $5,621,307 (2019 - $8,526,085) in customer deposits.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. Assuming all other variables remain constant, a 15% weakening or strengthening of the Colombia Peso, Argentina Peso, US dollar and Mexican Peso against the Canadian dollar would result in approximately $470,007 foreign exchange loss or gain in the consolidated statement of comprehensive loss.

The Company has not hedged its exposure to currency fluctuations. At December 31, 2020, the Company had the following financial instruments denominated in foreign currencies:

	Argentine Pesos	Colombian Pesos	Mexican Pesos	United States Dollars	Total
	$	$	$	$	$
Cash	34,531	28,218	31,611	(4,454)	89,907
Amounts receivable	90,045	144,491	364,285	-	598,821
Accounts payable and accrued liabilities	(442,629)	(981,541)	(665,231)	(913,195)	(3,002,597)
Interest payable	-	(5,539)	-	-	(5,539)
Lease liability	(576,868)	(1,006,160)	(102,650)	-	(1,685,678)
Loans payable	-	(1,614,063)	(148,245)	-	(1,762,308)
Loans from related parties	-	(18,546)	-	-	(18,546)
Net	(894,921)	(3,453,141)	(520,229)	(917,649)	(5,785,940)

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2020, the end of the period covered by this annual report, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934).  Our principal executive and financial officers supervised and participated in this evaluation.  Based on this evaluation, our principal executive and financial officers each concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report. The design of any system of controls is based in part upon various assumptions about the likelihood of future events, and there can be no assurance that any of our plans, products, services or procedures will succeed in achieving their intended goals under future conditions.

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

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934.  The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.  Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020.  In making this assessment management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Based on our assessment and the criteria discussed above, management believes that, as of December 31, 2020, the Company's internal control over financial reporting was effective.

Item 16A. Audit Committee Financial Experts

The Board has determined that Fabio Alexander Vazquez qualifies as an "audit committee financial expert" and is "independent", as such term is used in Nasdaq Marketplace Rule 5605(a)(2).

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

Item 16C. Principal Accountant Fees and Services

The following table presents fees for professional audit services for the audit of the Company's annual financial statements by Smythe LLP for the fiscal years 2020 and 2019 and fees billed for other services rendered during 2020 and 2019. On March 9, 2020 Manning Elliott LLP resigned as the auditors of the Company and Smythe LLP was appointed as the auditors of the Company. Smythe LLP was engaged as auditors for the fiscal year 2019 and going forward are the auditors for the Company.

	Fiscal 2020	Fiscal 2019

Type of Service/Fee

Audit Fees (1)	$ 267,115	$ 290,751
Audit Related Fees (2)	$ -	$ -
Tax Fees (3)	$ -	$ -
All Other Fees	$ -	$ -

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

Item 18.  Financial Statements

The Company's audited financial statements for fiscal year ended December 31, 2020 as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. All of the financial information is presented herein in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19.  Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of the Company.*
1.3	Certificate of Change of Name dated December 28, 2016.*
4.1	Stock Option Plan.*
4.2	Asset Purchase Agreement between Forge Therapeutics Inc. and the Company, dated July 23, 2015.*
4.3	The Arrangement Agreement between the Company and Cabbay Holdings Corp. dated April 18, 2016 and amended on April 21, 2016.*
4.4	Share Exchange Agreement dated October 19, 2016, between the Company, Tower Three SAS, and the shareholders of Tower Three SAS.*
4.5	Loan Agreement dated March 3, 2017.*
4.6	Share Purchase Offer Agreement dated March 30, 2017, between Tower One Wireless Corp. and Evolution Technology SA.*
4.7	Loan Agreement dated September 28, 2017.*
4.8	Loan Agreement dated October 10, 2017.*
4.9	Loan Agreement dated October 12, 2017.*
4.10	Escrow Agreement dated October 18, 2017 between Tower One Wireless Corp. and certain shareholders of Tower Construction & Technical Services, Inc.*
4.11	Acquisition Agreement dated April 3, 2018*.
8.1	List of significant subsidiaries of the Company.*
11.1	Code of Business Conduct and Ethics.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
15.2	Audit Committee Charter*
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Linkbase
101.LAB**	XBRL Taxonomy Extension Label Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase

* Filed with previous Form 20-Fs

**Filed herewith.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TOWER ONE WIRELESS CORP.

Date: June 21, 2021	By:	/s/ Alejandro Ochoa
Name: Alejandro Ochoa
Title: Chief Executive Officer and Interim Chief Financial Officer

Amended

TOWER ONE WIRELESS CORP.

AMENDED CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

Amended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF TOWER ONE WIRELESS CORP.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Tower One Wireless Corp. (the "Company") as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in equity (deficiency) and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

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

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2018 were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on May 13, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

	Vancouver	Langley	Nanaimo
	1700 - 475 Howe St	305 - 9440 202 St	201 - 1825 Bowen Rd
	Vancouver, BC V6C 2B3	Langley, BC V1M 4A6	Nanaimo, BC V9S 1H1
	1: 604 687 1231	1: 604 282 3600	1: 250 755 2111
Smythe LLP | smythecpa.com	F: 604 688 4675	F: 604 357 1376	F: 250 984 0886

Amended

Emphasis of Matter - Amended Financial Statements

We draw attention to Note 26 to the consolidated financial statements, which describes that the financial statements that we originally reported on April 28, 2021 have been amended and describes the matter that gave rise to the amendment of the financial statements. Our opinion is not modified in respect of this matter.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of property and equipment

As discussed in note 10, the Company's carrying amount of property and equipment, which is substantially its tower equipment, as of December 31, 2020 amounts to $6,175,128. The Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information include changes in the market, economic, and legal environment in which the Company operates that are not within its control. Internal sources of information include indications of economic performance. When events or circumstances exist that indicate the property and equipment may not be recoverable, the recoverable amount is estimated as the greater of its value in use and its fair value less costs of disposal. An impairment loss is recognized if the carrying amount exceeds its estimated recoverable amount. Indicators of impairment were identified for certain property and equipment assets and a recoverable value assessment was required resulting in an impairment loss of $441,292.

We identified the impairment assessment of property and equipment as a critical audit matter when determining recoverable amount because of the significant estimates and assumptions management uses in evaluating the recoverable value of the cash generating unit, which encompasses the property and equipment. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the estimates and judgments made by management in determining the recoverable values.

The primary audit procedures we performed to address this critical audit matter included, among others, the following:

• We evaluated management's assessment of indicators of impairment and assessed the completeness of external factors, including COVID-19, and internal factors, including financial performance that could be considered as indicators of impairment of the Company's property and equipment, including consideration of evidence obtained in other areas of the audit;

• We ensured the Company had the necessary rights and permits for construction and operation of towers in place, and ensured the towers were not subject to litigation or claims, or, if litigation or claims existed, that the probability of an adverse resolution is low; and

• As impairment indicators were identified, a recoverable value assessment was performed by management where we reviewed for reasonableness, including assessing the estimates of costs to dismantle and estimates of salvage values of the property and equipment.

Chartered Professional Accountants

We have served as the Company's auditor since 2020.

/s/ Smythe LLP

Vancouver, Canada

June 07, 2021

Amended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Tower One Wireless Corp.

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments described in Notes 8, 14 and 16 to recast comparative information to correct losses attributable to non-controlling interests and foreign exchange expenses, the accompanying consolidated statements of operations and comprehensive loss, changes in equity and cash flows of Tower One Wireless Corp. and its subsidiaries (the "Company"), and the related notes (collectively referred to as the "consolidated financial statements") for the year ended December 31, 2018.

In our opinion, the consolidated statements of operations and comprehensive loss, changes in equity and cash flows, before the effects of the adjustments described in Notes 8, 14 and 16, for the year ended December 31, 2018, present fairly, in all material respects, the financial performance and cash flows of the Company for the year ended December 31, 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments described in Notes 8, 14 and 16, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. These adjustments were audited by Smythe LLP.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficit and has accumulated losses since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

September 2, 2020

We have served as the Company's auditor since 2016.

TOWER ONE WIRELESS CORP. Consolidated Statements of Financial Position As at December 31, 2020 and 2019 (Expressed in Canadian Dollars)	Amended

	Note	2020	2019
		$	$
ASSETS (NOTES 13 and 15)
Current Assets
Cash		122,759	56,629
Amounts receivable		1,166,502	1,808,397
Prepaid expenses and deposits		371,013	234,091
Unbilled revenues		-	109,064
Assets held for sale	12	30,967	751,726
		1,691,241	2,959,907
Intangible assets	9	1,357,658	1,602,728
Right-of-use assets	11	1,885,433	2,706,368
Property and equipment	10	6,175,128	8,732,046
Total Assets		11,109,460	16,001,049
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current Liabilities
Accounts payable and accrued liabilities	16	4,368,281	4,035,983
Income tax payable	24	610,977	380,863
Interest payable	13,14,15,16	650,278	357,913
Deferred revenue		278,443	443,500
Customer deposits	19	5,621,307	8,526,085
Current portion of lease liabilities	11	92,308	206,079
Convertible debentures	13	-	745,000
Current portion of loans payable	14	3,440,732	1,263,055
Loans from related parties	16	3,870,748	4,060,187
Bonds payable	15	1,882,750	-
		20,815,824	20,018,665
Long-term portion of lease liabilities	11	1,593,370	2,497,050
Bonds payable	15	-	1,787,351
Long-term portion of loans payable	14	143,855	-
Total Liabilities		22,553,049	24,303,066
Shareholders' Deficiency
Share capital	17	16,900,668	16,876,382
Share subscriptions		(30,000)	(30,000)
Contributed surplus	17	1,706,089	2,303,721
Non-controlling interest	8	(4,532,457)	(3,357,287)
Deficit		(25,352,460)	(23,585,459)
Accumulated other comprehensive loss		(135,429)	(509,374)
Total Shareholders' Deficiency		(11,443,589)	(8,302,017)
Total Equity and Liabilities		11,109,460	16,001,049

Approved on behalf of the Board of Directors:

"Alejandro Ochoa"	"Robert Nicholas Peter Horsley"

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Consolidated Statements of Comprehensive Loss For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)	Amended

	Note	2020	2019	2018
		$	$	$
Revenues	21	9,126,082	5,413,594	1,556,742
Cost of sales		4,951,013	2,879,546	-
		4,175,069	2,534,048	1,556,742
Expenses
Advertising and promotion		133,726	46,789	1,403,270
Amortization	9, 10, 11	1,260,439	1,261,964	436,902
Bad debts		38,410	150,551	-
Foreign exchange		540,633	21,576	754,999
Interest, financing charges and accretion	11, 13, 14, 15, 16	1,205,657	1,912,553	769,322

Maintenance and operations		942,370	1,001,161	1,517,698
Office and miscellaneous		869,732	949,670	675,553
Professional fees and consulting	16	2,395,170	2,366,030	1,834,575
Share-based compensation	16, 17	-	-	1,913,692
Transfer agent and filing fees		-	13,790	44,983
Travel		154,043	214,065	201,888
		7,540,180	7,938,149	9,552,882

Loss before other items		(3,365,111)	(5,404,101)	(7,996,140)
Other items
Loss on extinguishment of debt	16	-	(393,026)	-
Impairment	7, 9, 10	(441,292)	(1,306,767)	(2,132,942)
Impairment of advances and loans receivable	16	-	(224,975)	(225,732)
Write-off of VAT receivable		-	(48,735)	(13,859)
Gain (loss) on net monetary position	4	318,659	(711,090)	924,340
		(122,633)	(2,684,593)	(1,448,193)
Net loss before income taxes		(3,487,744)	(8,088,694)	(9,444,333)
Current income tax expense	24	(186,560)	(380,863)	-
Deferred income tax recovery	24	-	322,289	313,048
Net loss		(3,674,304)	(8,147,268)	(9,131,285)
Other comprehensive loss:
Item that will be reclassified to profit or loss
Foreign exchange translation adjustment		508,446	(327,696)	(480,132)
Comprehensive loss		(3,165,858)	(8,474,964)	(9,611,417)
Net loss attributable to:
Shareholders of the Company		(2,364,633)	(4,977,237)	(9,112,971)
Non-controlling interest		(1,309,671)	(3,170,031)	(18,314)
Net loss		(3,674,304)	(8,147,268)	(9,131,285)
Other comprehensive income (loss) attributable to:
Shareholders of the Company		373,945	(155,147)	(326,928)
Non-controlling interest		134,501	(172,549)	(153,204)
Other comprehensive income (loss)		508,446	(327,696)	(480,132)

Loss per common share - basic and diluted		(0.04)	(0.13)	(0.10)
Weighted average common shares outstanding		93,867,588	63,389,446	88,307,259

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Consolidated Statements of Changes in Equity (Deficiency) (Expressed in Canadian Dollars)	Amended

	Number of Common Shares	Share Capital	Subscriptions Received	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922
Exercise of stock options	5,600,000	2,460,301	(200,000)	(1,200,301)	-	-	1,060,000	-	1,060,000
Exercise of warrants	8,665,201	2,166,300	-	-	-	-	2,166,300	-	2,166,300
Shares issued for services	525,690	110,395	-	-	-	-	110,395	-	110,395
Shares issued for subscriptions received	142,857	30,000	(30,000)	-	-	-	-	-	-
Shares issued for debt	780,000	156,000	-	-	-	-	156,000	-	156,000
Shares issued for acquisition of Mexmaken	7,500,000	1,312,500	-	-	-	-	1,312,500	145,833	1,458,333
Share-based compensation	-	-	-	1,913,692	-	-	1,913,692	-	1,913,692
Subscriptions received	-	-	30,000	-	-	-	30,000	-	30,000
Shares issued	50,000	5,000	-	-	-	-	5,000	-	5,000
Fair value of warrants issued for bond issuance cost	-	-	-	28,514	-	-	28,514	-	28,514
Equity portion of convertible debentures	-	-	-	2,673	-	-	2,673	-	2,673
Net loss	-	-	-	-	(9,112,971)	-	(9,112,971)	(18,314)	(9,131,285)
Other comprehensive loss	-	-	-	-	-	(326,928)	(326,928)	(153,204)	(480,132)
Balance, December 31, 2018	93,389,446	16,876,382	(30,000)	2,089,462	(19,009,676)	(354,227)	(428,059)	162,471	(265,588)
Warrants issued	-	-	-	608,440	-	-	608,440	-	608,440
Obligation to issue warrants	-	-	-	180,714	-	-	180,714	-	180,714
Extinguishment of convertible debenture	-	-	-	(574,895)	-	-	(574,895)	-	(574,895)
Adjustment on acquisition of controlled subsidiary	-	-	-	-	(106,990)	-	(106,990)	869	(106,121)
Adjustment on disposition of controlled subsidiary	-	-	-	-	508,444	-	508,444	(178,047)	330,397
Net loss	-	-	-	-	(4,977,237)	-	(4,977,237)	(3,170,031)	(8,147,268)
Other comprehensive loss	-	-	-	-	-	(155,147)	(155,147)	(172,549)	(327,696)
Balance, December 31, 2019	93,389,446	16,876,382	(30,000)	2,303,721	(23,585,459)	(509,374)	(4,944,730)	(3,357,287)	(8,302,017)

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Consolidated Statements of Changes in Equity (Deficiency) (Expressed in Canadian Dollars)	Amended

	Number of Common Shares	Share Capital	Subscriptions Received	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2019	93,389,446	16,876,382	(30,000)	2,303,721	(23,585,459)	(509,374)	(4,944,730)	(3,357,287)	(8,302,017)
Warrants expired	-	-	-	(597,632)	597,632	-	-	-	-
Shares issued as penalty to the convertible debt lenders	714,286	24,286	-	-	-	-	24,286	-	24,286
Net loss	-	-	-	-	(2,364,633)	-	(2,364,633)	(1,309,671)	(3,674,304)
Other comprehensive income	-	-	-	-	-	373,945	373,945	134,501	508,446
Balance, December 31, 2020	94,103,732	16,900,668	(30,000)	1,706,089	(25,352,460)	(135,429)	(6,911,132)	(4,532,457)	(11,443,589)

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Consolidated Statements of Cash Flows For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)	Amended

	2020	2019	2018
	$	$	$
Cash flows from operating activities
Net loss	(3,674,304)	(8,147,268)	(9,131,285)
Items not affecting cash:
Accretion	-	107,376	70,341
Accrued interest	493,901	583,883	-
Amortization	1,260,439	1,261,964	436,902
Allowance for VAT	-	48,735	13,859
Gain on sale of towers	(453,216)	(664,446)	-
Deferred income tax recovery	-	(322,289)	(313,048)
Foreign exchange	962,181	2,719,037	2,131,449
Gain on net monetary position	(1,323,265)	(1,921,376)	(924,340)
Impairment	441,292	1,306,767	2,358,674
Impairment of advances and loans receivable	-	224,975	-
Loss on extinguishment of debt	-	393,026	-
Share-based compensation	-	-	1,913,692
Shares issued for services	-	-	110,395

Changes in non-cash working capital items (Note 22)	2,691,191	7,529,242	2,131,158
Cash provided by (used in) operating activities	398,219	3,119,626	(1,202,203)

Cash flows from investing activities
Cash received from acquisitions	-	-	18,436
Cash paid for acquisitions	-	(106,121)	-
Cash received from disposition	72,396	258,001	-
Cash received on sale of towers	1,204,942	-	-
Additions of property and equipment	(2,656,546)	(3,634,144)	(8,436,633)
Cash used in investing activities	(1,379,208)	(3,482,264)	(8,418,197)

Cash flows from financing activities
Shares issued for cash, net	-	-	30,000
Exercise of stock options and warrants	-	-	3,226,300
Proceeds from convertible debts, net	-	-	1,376,914
Repayment of convertible debts	(745,000)	(750,000)	-
Proceeds from bonds payable, net	-	859,560	888,996
Loans received	2,533,479	1,173,953	1,756,309
Repayment of loans	(66,258)	(1,467,004)	(156,819)
Loans from related parties	713,646	1,969,187	1,366,710
Repayment of loans from related parties	(833,951)	(1,140,500)	(534,612)
Lease payments	(553,130)	(570,512)	-
Promissory note received	-	-	1,728,480
Cash provided by financing activities	1,048,786	74,684	9,682,278
Foreign exchange on cash	(1,667)	(1,520)	-

Change in cash	66,130	(289,474)	61,878
Cash, beginning	56,629	346,103	284,225

Cash, ending	122,759	56,629	346,103

Property and equipment additions in accounts payable and accrued liabilities	901,653	1,019,581	-
Cash paid for interest	368,390	635,717	50,000
Cash paid for income taxes	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. ("Tower One" or the "Company") is a pure-play, build-to-suit ("BTS") tower owner, operator and developer of multitenant communications structures. The Company's primary business is the leasing of space on communications sites to mobile network operators ("MNOs"). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. A long -term site lease is in hand with a tenant prior to undergoing construction.

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

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company's assets may be materially less than the amounts recorded in these consolidated financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At December 31, 2020, the Company had a working capital deficiency of $19,124,583 (2019 - $17,058,758) and an accumulated deficit of $25,352,460 (2019 - $23,585,459) which has been funded primarily by loans from related parties. Ongoing operations of the Company are dependent upon the Company's ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise substantial doubt about the Company's ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The outbreak of the novel strain of coronavirus ("COVID-19") has resulted in governments worldwide enacting emergency measures to constrain the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, self-isolation, physical and social distancing and the closure of non-essential businesses, have caused significant disruption to businesses globally, which has resulted in an uncertain and challenging economic environment. The duration and impact of the COVID-19 pandemic are unknown at this time. COVID-19 did not have a significant impact on the Company's site leasing business and tower sales. Moreover, COVID-19 did not have any impact on the Company's ability to collect receivables from its customers.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements were approved and authorized for issue by the Board of Directors on June 07, 2021.

(b) Basis of Presentation and Consolidation

These consolidated financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The presentation currency of the consolidated financial statements is Canadian dollars.

These consolidated financial statements include the accounts of the following entities as at December 31, 2020 and 2019:

Entity	Country	Percentage of ownership	Functional currency
Tower One Wireless Corp. ("Tower One")	Canada	Parent	Canadian dollar
Tower Two SAS ("Tower Two")	Argentina	100%	Argentine Peso
Tower Three SAS ("Tower Three")	Colombia	100%	Colombian Peso
Tower 3 SA ("Tower 3")	Argentina	100%	Argentine Peso
Innervision SAS ("Innervision")	Colombia	100%	Colombian Peso
Evolution Technology SA ("Evolution")	Argentina	65%	Argentine Peso
Tower Construction & Technical Services, LLC ("TCTS")	USA	50%	US dollar
Tower One Wireless Mexico S.A. de C.V. ("Mexmaken")	Mexico	90%	Mexican Peso

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

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED) (c) Use of Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Actual results may differ from these estimates and assumptions. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Significant areas requiring the use of management estimates include the following:

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

(ii) Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of goods or services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions at the fair value of the equity instruments on the date they are granted. Estimating fair value for share-based compensation transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based compensation transactions are discussed in Note 17.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
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

(iv) Incremental borrowing rate

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liabilities. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in a similar economic environment.

(v) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. At December 31, 2020, the Company has an allowance for doubtful accounts of $36,381 (2019 - $179,868).

(vi) Recoverability of asset carrying values

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

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i) Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions that raise substantial doubt upon the Company's ability to continue as a going concern. Further information regarding going concern is outlined in Note 1.

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

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(iii) Compound financial instruments

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

(iv) Asset held-for-sale and discontinued operations

Judgment is required in determining whether an asset meets the criteria for classification as "assets held for sale" in the consolidated statements of financial position. Criteria considered by management include the existence of and commitment to a plan to dispose of the assets, the expected selling price of the assets, the expected time frame of the completion of the anticipated sale and the period of time any amounts have been classified within assets held for sale. The Company reviews the criteria for assets held for sale each period and reclassifies such assets to or from this financial position category as appropriate. In addition, there is a requirement to periodically evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

Judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded as discontinued operations in the consolidated statements of comprehensive loss.

(v) Property and equipment and intangibles - impairment

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

(vi) Determination of functional currency and hyperinflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management's judgment of the underlying economic condition of the country the entity operates in.

(vii) Leases

The Company applies judgment in determining whether the contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create economic incentive to exercise renewal options.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(viii) Modification versus extinguishment of financial liability

Judgment is required in applying IFRS 9 Financial Instruments to determine whether the terms of the loan agreement is a substantial modification of an existing financial liability and whether it should be accounted for as an extinguishment of the original financial liabilities.

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

Revenue recognition

The Company generates revenues from the supply of various goods and services.

(i) Leasing revenue is derived from lease arrangements to obtain rights to use the Company's equipment.

Leases in which a significant portion of the risks and rewards of ownership are retained by the Company are classified as operating leases. Assets under operating leases are included in property and equipment. Leasing revenue from operating leases is recognized as the leasing services are provided.

(ii) Tower sales revenue is recognized when the control over the tower is transferred to the customer. The Company recognizes revenue after: the contract is identified; performance obligations are identified; the transaction price is determined; the transaction price is allocated to the various performance obligations (if multiple performance obligations are identified); and ultimately, once the performance obligation is satisfied.

(iii) Revenues from consulting, installation, technical and maintenance services are recognized when the services are completed. Unbilled revenues represents services performed but not yet billed.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The results and financial position of a subsidiary whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures:

i. Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

ii. Income and expenses for each statement presenting profit or loss and other comprehensive income are translated at exchange rates at the dates of the transactions; and

iii. All resulting exchange differences are recognized in other comprehensive income.

For practical reasons, a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the period, is often used to translate income and expense items.

For the year ended December 31, 2020, an unrealized foreign exchange translation gain of $508,446 (2019 - loss of $327,696; 2018 - loss of $480,132) was recorded under accumulated other comprehensive loss as a result of changes in the value of the Colombian Peso, Argentine Peso, Mexican Peso and US dollars with respect to the Canadian dollar.

The results and financial position of a subsidiary whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency using the following procedures:

i. All amounts (i.e. assets, liabilities, equity items, income and expenses, including comparatives) are translated at the closing rate at the date of the statement of financial position, except that

ii. When amounts are translated into a non-hyperinflationary presentation currency (i.e., CAD), comparative amounts remain unchanged from those reported in the prior periods.

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

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
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

• Amortization of the towers is calculated on the declining-balance basis over the agreement or lease terms

• Furniture and equipment - between 10% and 33.3% declining balance

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

Intangible assets

Intangible assets consist of master lease agreement acquired by the Company. Acquired lease agreements are carried at cost less accumulated amortization and impairment losses. Intangible assets with indefinite lives are not amortized but are tested annually for impairment. Any impairment of intangible assets is recognized in the consolidated statement of comprehensive loss but increases in intangible asset values are not recognized subsequently.

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

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may be less than its recoverable amount. Management uses its judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into CGU, which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU's exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU's is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre -tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU's is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non- financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company applies the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

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

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
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

Financial instruments

Financial assets - Classification

The Company classifies its financial assets in the following categories:

• Those to be measured subsequently at fair value (either through Other Comprehensive Income ("OCI"), or through profit or loss), and

• Those to be measured at amortized cost.

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

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (Continued)

Subsequent measurement of financial assets depends on their classification.

• Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included as finance income using the effective interest rate method.

• Fair value through OCI ("FVOCI"): A financial asset measured at FVOCI is measured at fair value with changes in fair value included as "financial asset at fair value through other comprehensive income" in other comprehensive income. Accumulated gains or losses recognized through other comprehensive income remain in OCI when the financial instrument is derecognized or its fair value substantially decreases.

• Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL is recognized in profit or loss in the period in which it arises.

The Company has classified its cash and amounts receivables as FVTPL. Financial liabilities

The Company classifies its financial liabilities into the following categories:

• Financial liabilities at FVTPL; and

• Amortized cost.

A financial liability is classified as at FVTPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows:

• the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and

• the remaining amount of the change in the fair value is presented in profit or loss.

The Company does not designate any financial liabilities at FVTPL.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

The Company has classified its accounts payable and accrued liabilities, interest payable, convertible debentures, loans payable, loans from related parties, customer deposits, bonds payable and lease liability as amortized cost.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
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

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion.

The conversion option classified as equity is determined by deducting the fair value of the liability component from the face value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. When the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to deficit. No gain or loss is recognized in the profit or loss upon conversion or expiration of the conversion option.

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

Once the allocation of the consideration is made, any resulting gain or loss is treated as follows:

• the amount of gain or loss relating to the original liability component is recognized in profit or loss; and

• the amount of consideration relating to the original equity component is recognized in equity in contributed surplus. The amount recognized in convertible debentures equity reserve attributable to the extinguished convertible debentures is also transferred to contributed surplus.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

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

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
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

The level of the IPC at December 31, 2020 was 385.76 (2019 - 283.44), which represents an increase of 36.1% over the IPC at December 31, 2019.

Monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current as at December 31, 2020. Non-monetary assets, liabilities, equity, and expenses (items that are not already expressed in terms of the monetary unit as at December 31, 2020) are restated by applying the index at the end of the reporting period. The effect of inflation on the Argentine subsidiary's net monetary position is included in the consolidated statements of loss as a gain on net monetary position.

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

As per IAS 21, The Effects of Changes in Foreign Exchange Rates , all amounts (i.e. assets, liabilities, equity and expenses) are translated at the closing foreign exchange rate at the date of the most recent consolidated statement of financial position, except that comparative amounts are not adjusted for subsequent changes in the price level or subsequent changes in exchange rates. Similarly, in the period during which the functional currency of a foreign subsidiary becomes hyperinflationary and applies IAS 29 for the first time, the parent's consolidated financial statements for the comparative period are not restated for the effects of hyperinflation.

As a result of the change in the conversion coefficient during the year ended December 31, 2020, the Company recognized a net monetary gain of $318,659 (2019 - loss of $711,090; 2018 - $924,340) to adjust transactions recorded during the period into a measuring unit current as of December 31, 2020. For the year ended December 31, 2019, $2,798,971 was reclassified from net gain (loss) from net monetary position to foreign exchange for comparative purpose.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

5. TOWER CONSTRUCTION & TECHNICAL SERVICES, INC.

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

On August 1, 2019, the Company entered into a Joint Venture Agreement with a third party, Enervisa US LLC ("Enervisa") and sold 50% of outstanding shares of TCTS for $330,397 (US$250,000) to fund the operation of TCTS. The Company determines that the sale of the 50% of TCTS shares did not constitute a loss of control. The issuance of the shares is accounted for an equity transaction and resulting a non-controlling interest of $698,030. The non-controlling interest consists of $519,983 of Enervisa's share of TCTS's net loss for the period from January 1, 2019 to August 1, 2019 which is included in net loss attributable to non-controlling interests on the consolidated statement of changes in equity (deficiency). During the year ended December 31, 2020, the Company received $72,396 (2019 - $258,001) for the sale of 50% of the outstanding shares of TCTS.

6. ACQUISITION OF INNERVISION TELECOM S.A.S ("INNERVISION")

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

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

7. ACQUISITION OF COMERCIALIZADORA MEXMAKEN, S.A. DE C.V.

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

The Company determined that the acquisition of Mexmaken constituted a business combination as Mexmaken has inputs, processes and outputs. As such the Company applied the acquisition method of accounting. As part of the acquisition of Mexmaken, the Company acquired Mexmaken's MLA, which was recorded as an intangible asset.

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

As at December 31, 2018, the Company completed an impairment analysis in accordance with IAS 36, Impairment of Assets, and determined that the carrying value of the Mexmaken CGU exceeded its fair value based on its value in use. As a result, the Company recognized impairment of $2,132,942, including $1,315,258 of goodwill, $461,597 of property and equipment, $417,587 of intangible asset, and recorded a recovery of deferred income taxes of $61,500.

During the years ended December 31, 2020 and 2019, the Company's ownership on Mexmaken remains at 90%.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

8. NON-CONTROLLING INTEREST (NCI)

The following table presents the summarized financial information for Evolution, TCTS and Mexmaken, the Company's subsidiaries which have NCI's. This information represents amounts before intercompany eliminations.

	December 31, 2020	December 31, 2019
	$	$
Current assets	1,145,246	3,466,115
Non-current assets	4,079,106	9,463,080
Current liabilities	14,046,168	18,306,038
Non-current liabilities	898,146	1,691,801
Revenues for the year ended	7,934,906	2,263,370
Net loss for the year ended	(1,150,056)	(6,225,672)

The net change in non-controlling interest is as follows:	Total
$
Balance, December 31, 2018	162,471
Change in ownership interest	(177,178)
Share of loss for the year	(3,170,031)
Currency translation adjustment	(172,549)
Balance, December 31, 2019	(3,357,287)
Share of loss for the year	(1,309,671)
Currency translation adjustment	134,501
Balance, December 31, 2020	(4,532,457)

As of December 31, 2020 and 2019, the Company held a 50% ownership in TCTS, 90% ownership in Mexmaken and 65% ownership in Evolution with $953,706, $791,573 and $2,787,178 (2019 - $919,976, $111,962 and $2,325,349) NCI balance, respectively.

The Company has recasted comparative information as at December 31, 2018 for the non-controlling interest, to correct losses attributed to non-controlling interests during the year ended December 31, 2018. As a result, the deficiency attributable to shareholders of the Company decreased by $223,612 and the non-controlling interest increased by the same amount. There was no impact to the Company's cash flows or profit or loss for the year ended December 31, 2018.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

9. INTANGIBLE ASSETS

Master lease agreements
Cost	$
Balance, December 31, 2018, 2019 and 2020	1,982,354

Accumulated amortization
Balance, December 31, 2018	138,765
Additions	240,861
Balance, December 31, 2019	379,626
Additions	245,070
Balance, December 31, 2020	624,696

Net book value
December 31, 2019	1,602,728
December 31, 2020	1,357,658

10. PROPERTY AND EQUIPMENT

During the years ended December 31, 2020 and 2019, due primarily to the cancellation of tenant lease agreements, an indicator of impairment existed resulting in a test of recoverable amount of the assets and recognition of an impairment loss of $441,292 and $1,306,767, respectively. A value in use calculation is not applicable as the Company does not have any expected cash flows from using the assets. In estimating the fair value less costs of disposal, management did not have observable or unobservable inputs to estimate the recoverable amount greater than $nil. As this valuation technique requires management's judgment and estimates of the recoverable amount, it is classified within Level 3 of the fair value hierarchy.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

10. PROPERTY AND EQUIPMENT (CONTINUED)

	Towers	Construction in progress	Furniture and equipment	Total
Cost

Balance, December 31, 2018	4,767,745	3,652,130	68,797	8,488,672
Monetary adjustment for hyperinflationary economy	1,301,174	68,942	180,070	1,550,186
Additions	71,929	4,405,289	176,507	4,653,725
Transfer from CIP to towers	6,031,951	(6,031,951)	-	-
Reclassification to assets held for sale	(845,737)	-	-	(845,737)
Towers sold	-	(167,896)	-	(167,896)
Impaired/cancelled towers	(500,764)	(786,617)	(19,386)	(1,306,767)
Foreign exchange movement	(2,180,040)	(654,677)	(24,580)	(2,859,297)

Balance, December 31, 2019	8,646,258	485,220	381,408	9,512,886
Monetary adjustment for hyperinflationary economy	701,648	644,005	(101,325)	1,244,328
Additions	-	2,502,896	35,722	2,538,618
Transfer from CIP to towers	1,574,686	(1,574,686)	-	-
Reclassification to assets held for sale	-	(30,967)	-	(30,967)
Towers sold	(3,888,708)	-	-	(3,888,708)
Impaired/cancelled towers/equipment	-	(416,588)	(24,704)	(441,292)
Foreign exchange movement	(1,518,126)	(15,623)	(79,364)	(1,613,113)

Balance, December 31, 2020	5,515,758	1,594,257	211,737	7,321,752

Accumulated Amortization

Balance, December 31, 2018	254,314	-	12,881	267,195
Monetary adjustment for hyperinflationary economy	71,970	-	1,778	73,748
Additions	673,106	-	30,789	703,895
Reclassification to assets held for sale	(94,011)	-	-	(94,011)
Impairment/cancelled towers	-	-	(4,151)	(4,151)
Foreign exchange movement	(164,131)	-	(1,705)	(165,836)

Balance, December 31, 2019	741,248	-	39,592	780,840
Monetary adjustment for hyperinflationary economy	116,704	-	6,292	122,996
Additions	708,546	-	44,283	752,829
Tower sold	(322,512)	-	(9,730)	(332,242)
Foreign exchange movement	(165,439)	-	(12,360)	(177,799)

Balance, December 31, 2020	1,078,547	-	68,077	1,146,624

Net book value
December 31, 2019	7,905,010	485,220	341,816	8,732,046
December 31, 2020	4,437,211	1,594,257	143,660	6,175,128

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

11. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company has a lease agreement for its land lease. The continuity of the ROU asset and lease liability for the years ended December 31, 2020 and 2019 are as follows:

Right-of-use asset
As at December 31, 2018	$1,374,800
Additions	1,721,936
Depreciation	(317,208)
Impact of foreign exchange	(370,602)
Monetary adjustment for hyperinflationary economy	297,442
As at December 31, 2019	$2,706,368
Additions	702,473
Cancellation	(1,086,971)
Depreciation	(262,540)
Impact of foreign exchange	(375,830)
Monetary adjustment for hyperinflationary economy	201,933
As at December 31, 2020	$1,885,433

Lease liability
As at January 1, 2019	$1,374,800
Additions	1,721,936
Lease payments	(570,512)
Lease interest	488,484
Impact of foreign exchange	(311,579)
As at December 31, 2019	$2,703,129
Additions	702,473
Cancellation	(1,199,643)
Lease payments	(553,130)
Lease interest	374,216
Impact of foreign exchange	(341,367)
As at December 31, 2020	$1,685,678

Current portion	$92,308
Long-term portion	1,593,370
$1,685,678

12. ASSETS HELD FOR SALE

During the year ended December 31, 2020, the Company entered into an asset purchase agreement with a third party whereby the Company agreed to sell certain towers in Argentina. The sale was not completed as of December 31, 2020, and accordingly the Company has reclassified the towers from property and equipment to assets held for sale on the consolidated statement of financial position. The carrying value reported represents the lower of the net book value and fair value less costs to sell. Subsequent to year ended December 31, 2020, the Company sold the assets held for sale towers of $30,967 for $36,961.

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

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

13. CONVERTIBLE DEBENTURES

June 2018 Convertible Debenture

In June 2018, the Company issued secured convertible debentures to a third party for gross proceeds of $1,000,000 under the following terms:

• A term of one year;

• An interest rate of 1% per month, payable monthly; and

• Convertible into common shares of the Company at $0.20 per common share, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the holders exercisable at a price of $0.25 per common share for a period of one year. The Company also incurred cash debt issuance costs of $76,791.

In November 2018, the terms of these convertible debentures were modified as follows:

• The conversion price was reduced to $0.10 per common share;

• The expiry date of the original warrants was extended to November 13, 2019;

• The exercise price of the share purchase warrants was reduced to $0.125 per common share; and

• The Company issued 5,000,000 additional share purchase warrants to the purchasers exercisable at a price of $0.125 per common share, subject to certain adjustments in certain events with an expiry date of November 13, 2019.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

November 2018 Convertible Debenture

In November 2018, the Company issued secured convertible debentures to a third party for gross proceeds of $500,000 under the following terms:

• A term of seven months;

• An interest rate of 1% per month, payable monthly; and

• Convertible into common shares of the Company at $0.10 per common share, until June 12, 2019, subject to adjustments in certain events.

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

For accounting purposes, the convertible debentures are separated into their liability and equity components using the residual method. The fair value of the liability component at the time of issue was determined based on an estimated discount rate of 17% for debentures. The value of the equity component was determined as the difference between the face value of the convertible debenture and the fair value of the liability component. After initial recognition the liability component is carried on an amortized cost basis and is accreted to its face value over the term to maturity of the convertible debentures at the effective rate of 25%.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

13. CONVERTIBLE DEBENTURES (CONTINUED)

During the year ended December 31, 2018, the Company determined the fair value of the equity component of the convertible debentures to be $53,583, offset by transaction costs of $4,397 and a deferred tax liability of $46,513.

June 2019

In June 2019, the Company repaid $750,000 of the convertible debentures and extended the term with the existing lenders to November 2019.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to amend existing warrants (the "Amended Warrants") that were issued to such lenders on (i) June 12, 2018 (as previously amended on November 13, 2018) and (ii) November 13, 2018. The Amended Warrants were amended as follows:

• The exercise price of the Amended Warrants was amended from $0.125 to $0.09; and

• The expiry date of the Amended Warrants was extended from November 13, 2019 to November 13, 2020.

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

September 2019

In September 2019, the Company further extended the term with the existing lenders to December 2019.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a 10% penalty on the total outstanding amounts of the principal. During the year ended December 31, 2019, the Company paid the penalty of $75,000 and recorded the penalty as interest expense in the consolidated statement of comprehensive loss.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

13. CONVERTIBLE DEBENTURES (CONTINUED)

December 2019

In December 2019, the Company further extended the term with the existing lenders to February 2020.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a 1% penalty on the total outstanding amounts of the principal, as well as an additional 2% penalty on the total outstanding amounts of the principal to be added to the principal if the outstanding amounts are not repaid by January 14, 2020.

During the year ended December 31, 2019, the Company paid the penalty of $7,500 and recorded the penalty as interest expense in the consolidated statement of comprehensive loss.

March 2020

In March 2020, the Company further extended the term with the existing lenders to June 2020.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a penalty to be satisfied by issuing 714,286 common shares.

During the year ended December 31, 2020, the Company issued the 714,286 common shares, with a fair value of $24,286, and recorded the penalty as interest expense in the consolidated statement of comprehensive loss.

June 2020

In June 2020, the Company repaid the convertible debenture balance of $745,000 in full.

With this repayment, the Company repaid in full the convertible debenture loan balance and discharged the security interest associated with the loan.

A reconciliation of the convertible debentures is as follows:

Balance at December 31, 2018	$1,387,624
Cash items
Repayment of convertible debt
Non-cash items	(750,000)
Accreted interest	107,376
Extinguishment of debt	(745,000)
Issuance of debt	745,000
Balance at December 31, 2019	$745,000
Cash items
Repayment of convertible debt	(745,000)
Balance at December 31, 2020	$-

During the year ended December 31, 2020, the Company has incurred interest expense of $19,280 (2019 - $127,500; 2018 - $71,836) on the convertible debentures, of which $nil (2019 - $15,000) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

14. LOANS PAYABLE

As at December 31, 2020 and 2019, the loans payable are summarized as follows:

Balance, December 31,
2020	2019	Currency	Terms
CAD $	CAD $
1,505,038	731,606	USD	Unsecured, due on demand
1,817,141	148,158	Colombian Pesos	Unsecured, due on demand
79,567	-	Colombian Pesos	Unsecured, repayable monthly until Colombian Pesos May 2023
150,984	-	Colombian Pesos	Unsecured, repayable monthly until December 2023
31,857	32,545	Argentine Pesos	Unsecured, due on demand
-	350,746	Argentine Pesos	Unsecured, due January 2020
3,584,587	1,263,055

3,440,732	1,263,055	Current portion of loans payable
143,855	-	Long term portion of loans payable
3,584,587	1,263,055

During the year ended December 31, 2020, the interest rates on the loans payable ranged from 0% to 41% (2019 - 0% to 61%).

The Company has recasted comparative information as at December 31, 2018 for the loans payable, to correct balances received during the year ended December 31, 2018. As a result, the loans payable and foreign exchange expense increased by $431,708. The recast of comparative information had no impact on cash flows.

During the year ended December 31, 2020, the Company has incurred interest expense of $144,473 (2019 - $336,817, 2018 - $20,052) on the loans payable, of which $88,018 (US$64,725) (2019 - $73,615) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

15. BONDS PAYABLE

During the year ended December 31, 2019, the Company issued a total of 9,880 (2018 - 9,663) bonds at a price of $100 each for gross proceeds of $988,000 (2018 - $966,300). The bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% paid monthly, and mature September 21, 2021. In connection with the issuance of bonds, the Company paid cash debt issuance costs to an agent of $128,440 and issued 921,780 share purchase warrants to the agent with a fair value of $33,545. The share purchase warrants are exercisable at prices ranging from $0.08 to $0.14 per common share for a period of two years. No bonds were issued in 2020.

The fair value of the share purchase warrants was calculated using the Black-Scholes model using the following weighted average assumptions:

	2020	2019
Share price at date of grant	-	$0.09
Exercise price	-	$0.09
Expected life	-	2 years
Expected volatility	-	76.65%
Risk free interest rate	-	1.68%
Expected dividend yield	-	0%
Expected forfeiture rate	-	0%

The cash debt issuance costs and fair value of the share purchase warrants were applied against the carrying value of the bond. During the year ended December 31, 2020, the Company recorded an amortization expense related to the debt issuance costs of $95,399 (2019 - $95,399).

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

15. BONDS PAYABLE (CONTINUED)

As at December 31, 2020, the carrying value of the bonds are $1,882,750 (2018 - $1,787,351). During the year ended December 31, 2020, the Company has incurred interest expense of $195,973 (2019 - $177,005; 2018 - $15,038) on the bonds payable, of which $nil (2019 - $16,599) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

16. RELATED PARTY TRANSACTIONS AND BALANCES

Loans payable to related parties include loans and advances received from related individuals and companies related to directors and officers of the Company. As at December 31, 2020 and 2019, the Company has the following loan balances with related parties:

Balance, December 31,
2020	2019	Currency	Rate	Terms
CAD $	CAD $		%

3,839,459	4,047,119	USD	12% -18%	Unsecured, due on demand

18,546	-	Colombian Pesos	0%	Unsecured, due on demand

12,743	13,068	Argentine Pesos	18%	Unsecured, due on demand
3,870,748	4,060,187

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

The Company has recasted comparative information as at December 31, 2018 for the loans from related parties, to correct balances received during the year ended December 31, 2018. As a result, the loans from related parties increased by $506,804, the interest payable decreased by $494,934 and foreign exchange expense increased by $11,870. The recast of comparative information had no impact on cash flows.

During the year ended December 31, 2020, the Company has incurred interest expense of $352,439 (US$262,994) (2019 -$492,729; 2018 - $311,102) in connection with the related party loans noted above. As at December 31, 2020, $562,260 (2019 - $252,144) of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

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

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

16. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

September 2019

In September 2019, the Company consolidated loan balances with certain related party lenders and extended the maturity date of these amounts to March 30, 2020.

In consideration for the extension of the maturity date of the loans, the Company agreed to issue 2,381,301 share purchase warrants to the holders with a fair value of $180,714. The share purchase warrants are exercisable at a price of $0.09 per common share for a period of five years. As at December 31, 2020, these warrants have not yet been issued. The fair value of the obligation to issue the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

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

Key management personnel receive compensation in the form of short-term employee benefits, share-based compensation, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows (expressed in USD):

	2020	2019	2018
	$	$	$
Consulting fees paid to the CEO	468,300	204,000	165,605
Consulting fees paid to the COO	320,300	204,000	114,546
Consulting fees paid to the CFO	336,300	262,100	99,092
	1,124,900	670,100	379,243

The remuneration of the CEO/COO/CFO are included in professional fees and consulting in the consolidated statements of comprehensive loss.

During the year ended December 31, 2018 the Company granted stock options to directors and officers resulting in share-based compensation of $1,913,692.

As at December 31, 2020, $692,100 (2019 - 147,631) of related party payables are included in accounts payable and accrued liabilities in the consolidated statement of financial position.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

17. SHARE CAPITAL

a) Authorized:

Unlimited Class A common shares without par value

1,500,000 Class B Series I preferred shares without par value

1,000,000 Class B Series II preferred shares without par value

As at December 31, 2020 and 2019, there were no preferred shares outstanding.

b) Issued and outstanding:

During the year ended December 31, 2020:

• On April 30, 2020, the Company issued 714,286 common shares as a penalty to the holders of the convertible debentures, with a fair value of $24,286. The fair value of the penalty was not readily determinable, as such, the common shares were valued at the fair value of common shares on grant date.

No shares were issued during the year ended December 31, 2019.

During the year ended December 31, 2018:

• On April 3, 2018, the Company issued 7,500,000 common shares for acquisition Mexmaken as described in Note 7.

• On April 3, 2018, the Company issued 780,000 common shares to the parent of the CEO for interest payment of $156,000 (USD$120,000).

• The Company issued 50,000 common shares pursuant to the exercise of the conversion option of certain convertible debentures as described in Note 14.

• The Company issued 5,600,000 common shares for gross proceeds of $1,260,000 pursuant to the exercise of stock options. In connection with the exercise of stock options, $1,200,301 was transferred from contributed surplus to share capital.

• The Company issued 525,690 units for services with a fair value of $110,395. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months. The fair value of the services received was not readily determinable, as such, the common shares were valued at the fair value of common shares on grant date. No value has been allocated to the warrants.

• The Company issued 142,857 units for the subscriptions received in 2017 in the amount of $30,000. Each unit has the same term as above. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

17. SHARE CAPITAL (CONTINUED)

b) Issued and outstanding (continued):

• On January 8, 2018, the Company extended the expiry date of existing warrants from January 12, 2018 to July 21, 2018. The modification of warrants incurred a share-based compensation of $10,410. The Company also announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of all the warrants reduced to $0.25 if exercised prior to March 30, 2018, which was further extended to April 6, 2018. One Incentive Warrant was granted for each warrant exercised. Each Incentive Warrant was exercisable to acquire one common share at a price of $0.40 for six months. The Company engaged an agent to provide services in connection with the incentive program. The Company issued the agent such number of new warrants as was equal to 8% of the exercised warrants in this program, entitling the agent to acquire units of the Company at an exercise price of $0.25 per unit, with each unit being comprised of one common share and one non-transferable share purchase warrants entitling the agent to acquire an additional common share of the Company at a price of $0.40 per share for one year.

8,665,201 warrants were exercised under this program and consequently, 8,665,201 Incentive Warrants were issued. The Company received proceeds of $2,166,300 for the exercise of warrants.

c) Escrowed shares:

(i) Pursuant to an escrow agreement dated January 26, 2017, the 30,000,000 common shares issued pursuant to the acquisition of TCTS (Note 5) are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. During the year ended December 31, 2020, the escrow shares were released upon achieving the performance obligations. As at December 31, 2020, no common shares remain in escrow (2019 - 30,000,000 common shares).

(ii) In addition, pursuant to an Assignment Agreement from 2017, 500,000 common shares issued to Rojo Resources Ltd. are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of December 31, 2020, there are no common shares remaining in escrow (2019 - 75,000 common shares).

d) Warrants:

On January 8, 2018, the Company modified the expiry date of all existing warrants to July 21, 2018. Share-based compensation of $10,410 was recorded on the agents warrants, based on the following assumptions:

Exercise price	$0.40
Expected life	0.5 years
Expected volatility	81%
Risk free interest rate	1.32%
Expected dividend yield	0%
Expected forfeiture rate	0%

During the year ended December 31, 2020, a total of 31,293,653 warrants expired unexercised. Upon expiry of the warrants, $597,632 was reversed from contributed surplus to deficit.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

17. SHARE CAPITAL (CONTINUED)

d) Warrants (continued)

A continuity of warrants for the years ended December 31, 2020 and 2019 is as follows:

	Number	Weighted average exercise price
		$
Balance, December 31, 2018	16,290,573	0.12
Granted	15,924,860	0.09
Balance, December 31, 2019	32,215,433	0.11
Expired	(31,293,653)	0.11
Balance, December 31, 2020	921,780	0.09

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2020:

Number of warrants outstanding	Exercise price $	Expiry date

921,780	0.09	October 1, 2021

As at December 31, 2020, the warrants outstanding have a weighted average life remaining of 0.75 years (2019 - 0.89 years).

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

17. SHARE CAPITAL (CONTINUED)

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

There were no stock options granted during the years ended December 31, 2020 and 2019. During the year ended December 31, 2018, the Company granted stock options to certain directors, officers and consultants of the Company. The weighted average fair value of the stock options during the year ended December 31, 2018 was determined to be $1.50 using the Black-Scholes option pricing model. The following weighted average assumptions were used for the calculation:

	2020	2019	2018
Share price at grant date	-	-	$0.22
Exercise price	-	-	$0.23
Expected life (in years)	-	-	5
Expected volatility	-	-	202%
Risk free interest rate	-	-	2.07%
Expected dividend yield	-	-	0%
Expected forfeiture rate	-	-	0%

A continuity of stock options for the years ended December 31, 2020 and 2019 is as follows:

	Number	Weighted average exercise price
		$
Balance, December 31, 2018, 2019 and 2020	1,275,000	0.30

As at December 31, 2020, the following stock options were outstanding and exercisable:

Options Outstanding	Options exercisable	Exercise price	Remaining life (years)	Expiry date
		$
325,000	325,000	0.45	1.21	March 17, 2022
950,000	950,000	0.25	2.13	February 17, 2023
1,275,000	1,275,000	0.30	1.90

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

18. CAPITAL DISCLOSURE

The Company manages its shareholders' deficiency, loans and convertible debts as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue the development of its assets and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk. The Company manages the capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. As at December 31, 2020, the shareholders' deficiency was $25,352,460 (2019 - $23,585,459). The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the year ended December 31, 2020.

19. FINANCIAL INSTRUMENTS AND RISK

As at December 31, 2020, the Company's financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities, customer deposits, interest payable, convertible debentures, loans payable, loans from related parties, bonds payable and lease liabilities.

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

a. Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

b. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

c. Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs. The carrying values of the amounts receivable, accounts payable and accrued liabilities, customer deposits, interest payable, convertible debentures and loans from related parties approximate their fair values because of the short-term nature of these instruments. The bond payable, loan payable and lease liabilities is classified as level 3.

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

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $1,166,502 (2019 - $1,808,397). Accounts receivable are shown net of provision of credit losses of $36,381 (2019 - $179,868).

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

19. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

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

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company's financial liabilities as at December 31, 2020 based on the undiscounted contractual cash flows:

	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	4,368,281	4,368,218	4,368,281	-	-	-
Interest payable	650,278	650,278	650,278	-	-	-
Loans payable	3,588,352	3,588,352	3,444,497	143,855	-	-
Loans from related parties	3,866,983	3,866,983	3,866,983	-	-	-
Bonds payable	1,882,750	1,882,750	1,882,750	-	-	-
Lease liability	1,685,678	3,313,033	507,403	1,160,875	773,033	871,722
Total	16,042,322	17,669,614	14,720,192	1,304,730	773,033	871,722

The Company has a working capital deficiency as of December 31, 2020 of $19,124,583. Customer deposits consist of funds received from customers in advance of towers sold. As of December 31, 2020, the Company received $5,621,307 (2019 - $8,526,085) in customer deposits.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. Assuming all other variables remain constant, a 17% ( 2019 - 15%) weakening or strengthening of the Colombia Peso, Argentine Peso, US dollar and Mexican Peso against the Canadian dollar would result in approximately $470,007 (2019 - $1,021,871) foreign exchange loss or gain in the consolidated statement of comprehensive loss. The Company has not hedged its exposure to currency fluctuations.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

19. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

At December 31, 2020, the Company had the following financial instruments denominated in foreign currencies:

	Argentine Pesos	Colombian Pesos	Mexican Pesos	United States Dollars	Total
	$	$	$	$	$
Cash	34,531	28,218	31,611	(4,454)	89,907
Amounts receivable	90,045	144,491	364,285	-	598,821
Accounts payable and accrued liabilities	(442,629)	(981,541)	(665,231)	(913,195)	(3,002,597)
Interest payable	-	(5,539)	-	-	(5,539)
Lease liability	(576,868)	(1,006,160)	(102,650)	-	(1,685,678)
Loans payable	-	(1,614,063)	(148,245)	-	(1,762,308)
Loans from related parties	-	(18,546)	-	-	(18,546)
Net	(894,921)	(3,453,141)	(520,229)	(917,649)	(5,785,940)

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

20. ECONOMIC DEPENDENCE

For the year ended December 31, 2020, 75% of total revenues were generated with two major customers (2019 - 70% with two major customers). The loss of one or more of these customers could have a material adverse effect on the Company's financial position and results of operations.

The following table represents sales to individual customers exceeding 10% of the Company's annual revenues:

December 31,
2020
Customer A	$5,134,327
Customer B	$1,871,092
December 31,
2019
Customer A	$3,069,670
Customer B	$736,959

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

21. SEGMENTED INFORMATION

The Company has three operating segments, which are the locations in which the Company operates. The reportable segments are the Company's Argentinian, Colombian, American and Mexican operations. A breakdown of revenues, short-term assets, long-term assets and net income for each reportable segment as at and for the years ended December 31, 2020 and 2019 is reported below.

		Argentina		Colombia		Mexico		United States of America		Other		Total
		$		$		$		$		$		$
December 31, 2020:
Current assets		679,144		448,193		465,316		1,938		96,650		1,691,241
Property and equipment		2,680,675		2,989,580		437,596		51,278		15,999		6,175,128
Other non-current assets		773,279		976,278		135,876		-		1,357,658		3,243,091
Total assets		4,133,098		4,414,051		1,038,787		53,216		1,470,307		11,109,460
Revenues:
Tower rental revenue		945,647		550,418		278,281		-		-		1,774,346
Service revenue		-		-		-		346,317		626,319		972,636
Sales revenue		1,244,773		14,439		5,119,888		-		-		6,379,100
Total revenues		2,190,420		564,857		5,398,169		346,317		626,319		9,126,082
Net income (loss)		(2,388,551)		328,258		1,078,190		1,261,084		(3,953,285)		(3,674,304)
								United States of
		Argentina		Colombia		Mexico		America		Other		Total
	$		$		$		$		$		$
December 31, 2019:
Current assets		1,846,046		532,959		298,605		268,518		13,779		2,959,907
Property and equipment		3,390,632		1,997,048		3,243,634		85,612		15,120		8,732,046
Other non-current assets		669,687		808,973		1,204,380		5,328		1,620,728		4,309,096
Total assets		5,930,365		3,338,980		4,746,619		359,458		1,649,627		16,001,049
Revenues:
Tower rental revenue		1,102,810		292,848		244,978		-		-		1,640,636
Service revenue		-		-		-		561,759		-		561,759
Sales revenue		-		3,069,670		141,529		-		-		3,211,199
Total revenues		1,102,810		3,362,518		386,507		561,759		-		5,413,594
Net income (loss)		(4,042,521)		1,249,291		(994,550)		(1,322,940)		(3,036,548)		(8,147,268)

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

22. SUPPLEMENTAL CASH FLOW INFORMATION

	2020	2019	2018
	$	$	$
Changes in non-cash working capital items:
Amounts receivable	542,054	(1,341,845)	(356,479)
Prepaid expenses and deposits	(131,697)	83,535	(186,290)
Unbilled revenues	111,845	(107,099)	-
Other receivable	-	67,143	(277,682)
Bank indebtedness	-	(39,464)	(8,632)
Accounts payable and accrued liabilities	612,050	(725,292)	2,380,469
Interest payable	292,365	488,997	401,104
Deferred revenue	(167,096)	259,182	178,668
Customer deposits	1,184,170	8,470,889	-
Income tax payable	247,500	373,196	-
	2,691,191	7,529,242	2,131,158

23. LEGAL DISCLOSURE

The cities of Quilmes, Bolivar and San Rafael filed claims against Evolution for dismantling towers in the respective cities. Quilmes is claiming a fine of $29,780 (1,489,005 Argentine Pesos). The fines have been accrued by the Company. The outcome of these legal proceeding cannot be determined at December 31, 2020 and no additional amounts have been accrued.

24. INCOME TAXES

The tax effect (computed by applying the federal and provincial/state statutory rates in the jurisdictions the Company and its subsidiary operate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	2020	2019	2018
	$	$	$
Net loss before income taxes	(3,674,304)	(8,147,268)	(9,131,285)
Statutory income tax rate	27%	27%	32%
Income tax recovery	(992,062)	(2,199,762)	(2,922,011)
Differences between Canadian and foreign tax rates	(95,362)	(113,858)	-
Permanent differences and others	(76,522)	(706,889)	(303,048)
Impact of foreign exchange	142,767	509,162	-
Under provided in prior years
	363,357	-	-
Effect of change in income tax rates	164,204	-	(37,000)
Temporary differences	316,758	466,969	57,000
Change in unrecognized losses	363,420	2,102,952	2,892,011
Income tax expense (recovery)	186,560	58,574	(313,048)
Current income tax expense	186,560	380,863	-
Deferred income tax recovery	-	(322,289)	(313,048)
	186,560	58,574	(313,048)

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

24. INCOME TAXES (CONTINUED)

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2020 and 2019 are as follows:

	2020	2019
Deferred income tax assets
Non-capital loss carry-forwards	$487,721	$607,610
Lease liabilities	501,470	824,005

Deferred income tax assets	$989,191	$1,431,615

Excess of carrying value over tax value of right-of-use assets	$(561,508)	$(852,881)
Excess of carrying value over tax value of intangible assets	(389,728)	(560,756)
Excess of carrying value over tax value of bonds payable	(19,317)	(17,978)
Excess of carrying value over property and equipment	(18,638)	-

Deferred income tax liability	$(989,191)	$(1,431,615)

Net deferred tax asset (liability)	$-	$-

Significant unrecognized tax benefits and unused taxes for which no deferred tax assets are recognized as of December 31, 2020 and 2019 are as follows:

	2020	2019
Non-capital losses carried forward	$24,441,678	$19,451,150
Property and equipment	7,337	15,068
Share issuance costs	17,556	35,107
Capital losses carried forward	3,294,836	3,294,836
Lease liabilities	36,157	36,157
Unrecognized deductible temporary differences	$27,797,564	$22,832,318

As at December 31, 2020, the Company has non-capital losses carried forward of approximately $26,814,000 (2019 - $24,633,000) including $19,956,000 (2019 - $16,364,000) in Canada, $4,012,000 (2019 - $5,016,000) in Argentina, $nil (2019 - $1,453,000) in Mexico and $2,846,000 (2019 - $1,800,000) in the United States of America. These losses begin expiring in 2022.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
(Expressed in Canadian Dollars)

25. SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2020,

1) On March 11, 2021, the Company entered into a loan agreement with a commercial bank for up to $11 million (Colombian Peso $31,632,000,000). Under the agreement, the Company would incur costs for taxes and commission of 1.47% payable on any loan advances. The Company received gross $1.5 million (Colombian Peso $4,400,000,000) on March 17, 2021 on which they paid commission fees and taxes of $187,000 (Colombian Peso $ 533,000,000). On April 12, 2021, the Company received gross COP $3,182,000,000 on April 12, 2021 (CAD $1.1M). This amount was not subject to any amounts withheld.

2) On April 6, 2021, the Company and a third party Commerk ("Commerk") entered into an agreement with a 7 year term for construction projects the first one being the construction of 220 towers. Commerk is committed to spend 25% of the construction cost. The spending made by Commerk will be treated as a debt and will accrue interests at 6.2%.

26. AMENDMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has made amendments to notes 8, 14 and 16 in the consolidated financial statements to include certain disclosures regarding the recast of certain 2018 figures. There are no other impacts to the consolidated financial statements.