Form 20-F/A
period 2020-12-31
TOWER ONE WIRELESS CORP.
filed 2021-12-01
CIK 1579026

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17  ☐ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES ☐    NO ☒

EXPLANATORY NOTE

          This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Tower One Wireless Corp. (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2021 (the “Original Filing”). The Company is filing this Amendment, in accordance with the requirements of Article 2 of Regulation S-X, solely to include an updated audit report opining on the entire 2018 consolidated financial statements (the “2018 Statements”) including the adjustments outlined in note 26 to the 2018 Statements, which then refers to notes 8, 14 and 16 in the 2018 Statements that include certain disclosures regarding the recast of certain 2018 figures.

The Amendment also includes updated Section 302 and 906 certifications in Exhibit 12.1, 12.2, 13.1 and 13.2.

Except as described above, the Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on June 21, 2021. Accordingly, the Amendment should be read in conjunction with the Original Filing and with the current reports furnished by the Company to the SEC subsequent to the Original Filing.

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

	Argentina $	Colombia $	Mexico $	United States of America $	Total $
December 31, 2020
Tower rental revenue	945,647	550,418	278,281	-	1,774,346
Service revenue	-	-	-	346,317	972,636
Sales revenue	1,244,773	14,439	5,119,888	-	6,379,100
Total Revenues	2,190,420	564,857	5,398,169	346,317	9,126,082

December 31, 2019
Tower rental revenue	1,102,810	292,848	244,978	-	1,640,636
Service revenue	-	-	-	561,759	561,759
Sales revenue	-	3,069,670	141,529	-	3,211,199
Total Revenues	1,102,810	3,362,518	386,507	561,759	5,413,594

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

Demand Figures	Argentina	Colombia	Mexico	Total Markets	U.S.
Subscribers per Cell Site	3,777	3,626	3,535	approx. 3,600	approx. 1,200
Towers Sites	16,150	15,553	30,349	62,052	approx.300,000
Annual Towers Needed	1,400+	1,400+	4,900+	7,700	n.a
MNO CapEx ('16-'20)	C$12B	C$8B	C$14B	C$34B	n.a

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

Comparison of Years Ended December 31, 2020, 2019 and 2018

Period ended			Change between 2020 and 2019		Change
	2020	2019		2018	between 2019
	$	$		$	and 2018
Cash and Cash Equivalents	122,759	56,629	66,130	346,103	(289,474)
Current Assets	1,691,241	2,959,907	(1,268,666)	2,224,656	735,251
Current Liabilities	20,815,824	20,018,665	797,159	11,659,202	8,359,463
Working Capital	(19,124,583)	(17,058,758)	(2,065,825)	(9,434,546)	(7,624,212)
Accumulated deficit	(25,352,460)	(23,585,459)	(1,767,001)	(19,009,676)	(4,575,783)
Cash used in operations	398,219	3,119,626	(2,721,407)	(1,202,203)	4,321,829
Cash flows from financing Activities	1,048,786	74,684	972,102	9,682,278	(9,607,594)
Interest Income	Nil	Nil	Nil	Nil	Nil

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

	Fiscal 2020	Fiscal 2019

Type of Service/Fee

Audit Fees (1)	$267,115	$290,751
Audit Related Fees (2)	$-	$-
Tax Fees (3)	$-	$-
All Other Fees	$-	$-

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

Item 18.  Financial Statements

The Company's audited financial statements for fiscal year ended December 31, 2020 as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F/A. All of the financial information is presented herein in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19.  Exhibits

Exhibit Number	Description of Exhibit
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

* Filed herewith.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F on its behalf.

TOWER ONE WIRELESS CORP.

Date: December 1, 2021	By:	/s/ Alejandro Ochoa
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

We also have audited the adjustments described in Note 26 that were applied to restate the consolidated financial statements of the Company for the year ended December 31, 2018 to correct errors. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the consolidated financial statements for the year ended December 31, 2018 of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the year ended December 31, 2018 as a whole.

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

	Vancouver	Langley	Nanaimo
	1700 - 475 Howe St	305 - 9440 202 St	201 - 1825 Bowen Rd
	Vancouver, BC V6C 2B3	Langley, BC V1M 4A6	Nanaimo, BC V9S 1H1
Smythe LLP | smythecpa.com	T: 604 687 1231	T: 604 282 3600	T: 250 755 2111
	F: 604 688 4675	F: 604 357 1376	F: 250 984 0886

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

	Vancouver	Langley	Nanaimo
	1700 - 475 Howe St	305 - 9440 202 St	201 - 1825 Bowen Rd
	Vancouver, BC V6C 2B3	Langley, BC V1M 4A6	Nanaimo, BC V9S 1H1
Smythe LLP | smythecpa.com	T: 604 687 1231	T: 604 282 3600	T: 250 755 2111
	F: 604 688 4675	F: 604 357 1376	F: 250 984 0886

The primary audit procedures we performed to address this critical audit matter included, among others, the following:

∙ We evaluated management's assessment of indicators of impairment and assessed the completeness of external factors, including COVID-19, and internal factors, including financial performance that could be considered as indicators of impairment of the Company's property and equipment, including consideration of evidence obtained in other areas of the audit;

∙ We ensured the Company had the necessary rights and permits for construction and operation of towers in place, and ensured the towers were not subject to litigation or claims, or, if litigation or claims existed, that the probability of an adverse resolution is low; and

∙ As impairment indicators were identified, a recoverable value assessment was performed by management where we reviewed for reasonableness, including assessing the estimates of costs to dismantle and estimates of salvage values of the property and equipment.

Chartered Professional Accountants

We have served as the Company's auditor since 2020.

Vancouver, Canada

June 07, 2021

	Vancouver	Langley	Nanaimo
	1700 - 475 Howe St	305 - 9440 202 St	201 - 1825 Bowen Rd
	Vancouver, BC V6C 2B3	Langley, BC V1M 4A6	Nanaimo, BC V9S 1H1
Smythe LLP | smythecpa.com	T: 604 687 1231	T: 604 282 3600	T: 250 755 2111
	F: 604 688 4675	F: 604 357 1376	F: 250 984 0886

TOWER ONE WIRELESS CORP. Consolidated Statements of Financial Position As at December 31, 2020 and 2019 (Expressed in Canadian Dollars)	Amended

	Note	2020	2019
		$	$
ASSETS (NOTES 13 and 15)
Current Assets
Cash		122,759	56,629
Amounts receivable		1,166,502	1,808,397
Prepaid expenses and deposits		371,013	234,091
Unbilled revenues		-	109,064
Assets held for sale	12	30,967	751,726
		1,691,241	2,959,907
Intangible assets	9	1,357,658	1,602,728
Right-of-use assets	11	1,885,433	2,706,368
Property and equipment	10	6,175,128	8,732,046
Total Assets		11,109,460	16,001,049
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current Liabilities
Accounts payable and accrued liabilities	16	4,368,281	4,035,983
Income tax payable	24	610,977	380,863
Interest payable	13,14,15,16	650,278	357,913
Deferred revenue		278,443	443,500
Customer deposits	19	5,621,307	8,526,085
Current portion of lease liabilities	11	92,308	206,079
Convertible debentures	13	-	745,000
Current portion of loans payable	14	3,440,732	1,263,055
Loans from related parties	16	3,870,748	4,060,187
Bonds payable	15	1,882,750	-
		20,815,824	20,018,665
Long-term portion of lease liabilities	11	1,593,370	2,497,050
Bonds payable	15	-	1,787,351
Long-term portion of loans payable	14	143,855	-
Total Liabilities		22,553,049	24,303,066
Shareholders' Deficiency
Share capital	17	16,900,668	16,876,382
Share subscriptions		(30,000)	(30,000)
Contributed surplus	17	1,706,089	2,303,721
Non-controlling interest	8	(4,532,457)	(3,357,287)
Deficit		(25,352,460)	(23,585,459)
Accumulated other comprehensive loss		(135,429)	(509,374)
Total Shareholders' Deficiency		(11,443,589)	(8,302,017)
Total Equity and Liabilities		11,109,460	16,001,049

Approved on behalf of the Board of Directors:

"Alejandro Ochoa"	"Robert Nicholas Peter Horsley"

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Consolidated Statements of Comprehensive Loss For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)	Amended

	Note	2020	2019	2018
		$	$	$
Revenues	21	9,126,082	5,413,594	1,556,742
Cost of sales		4,951,013	2,879,546	-
		4,175,069	2,534,048	1,556,742
Expenses
Advertising and promotion		133,726	46,789	1,403,270
Amortization	9, 10, 11	1,260,439	1,261,964	436,902
Bad debts		38,410	150,551	-
Foreign exchange		540,633	21,576	754,999
Interest, financing charges and accretion	11, 13, 14, 15, 16	1,205,657	1,912,553	769,322

Maintenance and operations		942,370	1,001,161	1,517,698
Office and miscellaneous		869,732	949,670	675,553
Professional fees and consulting	16	2,395,170	2,366,030	1,834,575
Share-based compensation	16, 17	-	-	1,913,692
Transfer agent and filing fees		-	13,790	44,983
Travel		154,043	214,065	201,888
		7,540,180	7,938,149	9,552,882

Loss before other items		(3,365,111)	(5,404,101)	(7,996,140)
Other items
Loss on extinguishment of debt	16	-	(393,026)	-
Impairment	7, 9, 10	(441,292)	(1,306,767)	(2,132,942)
Impairment of advances and loans receivable	16	-	(224,975)	(225,732)
Write-off of VAT receivable		-	(48,735)	(13,859)
Gain (loss) on net monetary position	4	318,659	(711,090)	924,340
		(122,633)	(2,684,593)	(1,448,193)
Net loss before income taxes		(3,487,744)	(8,088,694)	(9,444,333)
Current income tax expense	24	(186,560)	(380,863)	-
Deferred income tax recovery	24	-	322,289	313,048
Net loss		(3,674,304)	(8,147,268)	(9,131,285)
Other comprehensive loss:
Item that will be reclassified to profit or loss
Foreign exchange translation adjustment		508,446	(327,696)	(480,132)
Comprehensive loss		(3,165,858)	(8,474,964)	(9,611,417)
Net loss attributable to:
Shareholders of the Company		(2,364,633)	(4,977,237)	(9,112,971)
Non-controlling interest		(1,309,671)	(3,170,031)	(18,314)
Net loss		(3,674,304)	(8,147,268)	(9,131,285)
Other comprehensive income (loss) attributable to:
Shareholders of the Company		373,945	(155,147)	(326,928)
Non-controlling interest		134,501	(172,549)	(153,204)
Other comprehensive income (loss)		508,446	(327,696)	(480,132)

Loss per common share - basic and diluted		(0.04)	(0.13)	(0.10)
Weighted average common shares outstanding		93,867,588	63,389,446	88,307,259

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Consolidated Statements of Changes in Equity (Deficiency) (Expressed in Canadian Dollars)	Amended

	Number of Common Shares	Share Capital	Subscriptions Received	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922
Exercise of stock options	5,600,000	2,460,301	(200,000)	(1,200,301)	-	-	1,060,000	-	1,060,000
Exercise of warrants	8,665,201	2,166,300	-	-	-	-	2,166,300	-	2,166,300
Shares issued for services	525,690	110,395	-	-	-	-	110,395	-	110,395
Shares issued for subscriptions received	142,857	30,000	(30,000)	-	-	-	-	-	-
Shares issued for debt	780,000	156,000	-	-	-	-	156,000	-	156,000
Shares issued for acquisition of Mexmaken	7,500,000	1,312,500	-	-	-	-	1,312,500	145,833	1,458,333
Share-based compensation	-	-	-	1,913,692	-	-	1,913,692	-	1,913,692
Subscriptions received	-	-	30,000	-	-	-	30,000	-	30,000
Shares issued	50,000	5,000	-	-	-	-	5,000	-	5,000
Fair value of warrants issued for bond issuance cost	-	-	-	28,514	-	-	28,514	-	28,514
Equity portion of convertible debentures	-	-	-	2,673	-	-	2,673	-	2,673
Net loss	-	-	-	-	(9,112,971)	-	(9,112,971)	(18,314)	(9,131,285)
Other comprehensive loss	-	-	-	-	-	(326,928)	(326,928)	(153,204)	(480,132)
Balance, December 31, 2018	93,389,446	16,876,382	(30,000)	2,089,462	(19,009,676)	(354,227)	(428,059)	162,471	(265,588)
Warrants issued	-	-	-	608,440	-	-	608,440	-	608,440
Obligation to issue warrants	-	-	-	180,714	-	-	180,714	-	180,714
Extinguishment of convertible debenture	-	-	-	(574,895)	-	-	(574,895)	-	(574,895)
Adjustment on acquisition of controlled subsidiary	-	-	-	-	(106,990)	-	(106,990)	869	(106,121)
Adjustment on disposition of controlled subsidiary	-	-	-	-	508,444	-	508,444	(178,047)	330,397
Net loss	-	-	-	-	(4,977,237)	-	(4,977,237)	(3,170,031)	(8,147,268)
Other comprehensive loss	-	-	-	-	-	(155,147)	(155,147)	(172,549)	(327,696)
Balance, December 31, 2019	93,389,446	16,876,382	(30,000)	2,303,721	(23,585,459)	(509,374)	(4,944,730)	(3,357,287)	(8,302,017)

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Consolidated Statements of Changes in Equity (Deficiency) (Expressed in Canadian Dollars)	Amended

	Number of Common Shares	Share Capital	Subscriptions Received	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2019	93,389,446	16,876,382	(30,000)	2,303,721	(23,585,459)	(509,374)	(4,944,730)	(3,357,287)	(8,302,017)
Warrants expired	-	-	-	(597,632)	597,632	-	-	-	-
Shares issued as penalty to the convertible debt lenders	714,286	24,286	-	-	-	-	24,286	-	24,286
Net loss	-	-	-	-	(2,364,633)	-	(2,364,633)	(1,309,671)	(3,674,304)
Other comprehensive income	-	-	-	-	-	373,945	373,945	134,501	508,446
Balance, December 31, 2020	94,103,732	16,900,668	(30,000)	1,706,089	(25,352,460)	(135,429)	(6,911,132)	(4,532,457)	(11,443,589)

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Consolidated Statements of Cash Flows For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)	Amended

	2020	2019	2018
	$	$	$
Cash flows from operating activities
Net loss	(3,674,304)	(8,147,268)	(9,131,285)
Items not affecting cash:
Accretion	-	107,376	70,341
Accrued interest	493,901	583,883	-
Amortization	1,260,439	1,261,964	436,902
Allowance for VAT	-	48,735	13,859
Gain on sale of towers	(453,216)	(664,446)	-
Deferred income tax recovery	-	(322,289)	(313,048)
Foreign exchange	962,181	2,719,037	2,131,449
Gain on net monetary position	(1,323,265)	(1,921,376)	(924,340)
Impairment	441,292	1,306,767	2,358,674
Impairment of advances and loans receivable	-	224,975	-
Loss on extinguishment of debt	-	393,026	-
Share-based compensation	-	-	1,913,692
Shares issued for services	-	-	110,395

Changes in non-cash working capital items (Note 22)	2,691,191	7,529,242	2,131,158
Cash provided by (used in) operating activities	398,219	3,119,626	(1,202,203)

Cash flows from investing activities
Cash received from acquisitions	-	-	18,436
Cash paid for acquisitions	-	(106,121)	-
Cash received from disposition	72,396	258,001	-
Cash received on sale of towers	1,204,942	-	-
Additions of property and equipment	(2,656,546)	(3,634,144)	(8,436,633)
Cash used in investing activities	(1,379,208)	(3,482,264)	(8,418,197)

Cash flows from financing activities
Shares issued for cash, net	-	-	30,000
Exercise of stock options and warrants	-	-	3,226,300
Proceeds from convertible debts, net	-	-	1,376,914
Repayment of convertible debts	(745,000)	(750,000)	-
Proceeds from bonds payable, net	-	859,560	888,996
Loans received	2,533,479	1,173,953	1,756,309
Repayment of loans	(66,258)	(1,467,004)	(156,819)
Loans from related parties	713,646	1,969,187	1,366,710
Repayment of loans from related parties	(833,951)	(1,140,500)	(534,612)
Lease payments	(553,130)	(570,512)	-
Promissory note received	-	-	1,728,480
Cash provided by financing activities	1,048,786	74,684	9,682,278
Foreign exchange on cash	(1,667)	(1,520)	-

Change in cash	66,130	(289,474)	61,878
Cash, beginning	56,629	346,103	284,225

Cash, ending	122,759	56,629	346,103

Property and equipment additions in accounts payable and accrued liabilities	901,653	1,019,581	-
Cash paid for interest	368,390	635,717	50,000
Cash paid for income taxes	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018	Amended
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