Form 20-F
period 2021-12-31
TOWER ONE WIRELESS CORP.
filed 2022-05-19
CIK 1579026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

_________________________________________

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________

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

Alejandro Ochoa

Chief Executive Officer and Director

600-535 Howe Street, Vancouver, BC

V6C 2Z4 Canada

Tel: 917-546-3016

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

NONE

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report: 100,473,582 Class A Common Shares, no par value as of December 31, 2021.

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

Large accelerated filer☐ Accelerated filer☐  Non-accelerated filer ☒

Emerging growth company  ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☐ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

Yes ☐ No ☒

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Tower One Wireless Corp. is classified as an "Emerging Growth Company." Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company's auditor will not be required to attest to and report on management's assessment of the company's internal controls over financial reporting. The company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The company will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, although it will lose that status earlier if revenues exceed US$1 billion, or if the company issues more than US$1 billion in non-convertible debt in a three year period, or the company will lose that status on the date that it is deemed to be a large accelerated filer.

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

Period ended	FYE 2021 (IFRS)	FYE 2020 (IFRS)	FYE 2019 (IFRS)
Total Revenues	$10,687,626	$9,126,082	$5,413,594
Net income(loss)	($4,594,288)	($3,674,304)	($8,147,268)
Net income(loss) attributable to shareholders	($4,185,480)	($2,364,633)	($4,977,237)
Net income (loss) and Comprehensive Loss	($3,454,371)	($3,165,858)	($8,474,964)
Basic and diluted loss per share	($0.05)	($0.05)	($0.13)
Weighted average shares	97,423,247	93,867,588	63,389,446
Year ended	FYE 2021 (IFRS)	FYE 2020 (IFRS)	FYE 2019 (IFRS)
Total assets	$21,886,971	$11,109,460	$16,001,049
Net Assets(liabilities)	($14,798,215)	($11,443,589)	($8,302,017)
Share capital	$17,481,406	$16,900,668	$16,876,382
Contributed surplus	$1,678,992	$1,706,089	$2,303,721
Deficit accumulated	($32,247,379)	($25,352,460)	($23,585,459)
Common Shares Issued and Outstanding	100,473,582	94,103,732	93,389,446
Dividends	$Nil	$Nil	$Nil

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

	Years Ended December 31,
	2021	2020	2019
	($/C$)	($/C$)	($/C$)
End of period	0.7827	0.7822	0.7699
High for period	0.8312	0.7822	0.7332
Low for period	0.7727	0.7084	0.7699
Average for period	0.7981	0.7462	0.7537

On April 29, 2022, the most recent weekly publication of the Noon Buying Rate before the date of this Form 20-F reported that, as of April 29, 2022, the Noon Buying Rate for the conversion of dollars to Canadian dollars was $0.7811 per Canadian dollar.

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

Company Risks

The Company enters into 10-year non-cancelable contracts with its customers which agreement contain inflation escalators provisions, however, the Company's business depends on the demand for wireless communication services and wireless infrastructure, and it may be adversely affected by any slowdown in such demand. Additionally, a reduction in carrier network investment may materially and adversely affect the Company's business (including reducing demand for new tenant additions or network services).

The Company enters into 10-year non-cancelable contracts with its customers which agreements contain inflation escalator provisions, however, demand for the Company's wireless infrastructure depends on the demand for antenna space from its customers, which, in turn, depends on the demand for wireless communication services by their customers. The willingness of the Company's customers to utilize its wireless infrastructure, or renew or extend existing leases on its wireless infrastructure, is affected by numerous factors, including:

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

Political, economic and other uncertainties in countries where the Company operates could negatively affect the company's business

The Company's business operations are currently located in United States, Colombia, Ecuador and Mexico. Although Colombia has a long-standing tradition of respecting the rule of law, which has been bolstered in recent years by the present government's policies and programs, no assurance can be given that our plans and operations will not be adversely affected by future developments in Colombia. The Company's existing assets and proposed activities in Colombia are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions, and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as communications could have a significant effect on the Company. Any changes in regulations or shifts in political attitudes are beyond the Company's control and may adversely affect its business. The Company's business may be affected in varying degrees by government regulations with respect to restrictions on future expansion, price controls, export controls, foreign exchange controls, earnings repatriation, income and/or business taxes or expropriations.

In particular, operating in Colombia, Ecuador and Mexico presents the following unique risks to the Company's business and operations:

Legal System

As civil law jurisdictions, each of Colombia, Ecuador and Mexico have legal systems that are different from the common law jurisdictions of Canada and the United States. There can be no assurance that licenses, permits, applications or other legal arrangements will not be adversely affected by changes in governments, the actions of government authorities or others, or the effectiveness and enforcement of such arrangements.

Permits and Licenses

The Company's business activities in Colombia, Mexico and Ecuador are each dependent on receipt of government approvals or permits to develop its business. Any delays in receiving government approvals or permits or no objection certificates may delay the Company's operations or may affect the status of the Company's contractual arrangements or its ability to meet its contractual obligations.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Colombia, Ecuador and Mexico of capital and distribution of earnings from Colombia, Ecuador and Mexico to foreign entities. However, there can be no assurance that restrictions on repatriation of capital or distributions of earnings from Colombia, Ecuador or Mexico will not be imposed in the future.

Foreign Currency Fluctuations

The Company's current and proposed business operations in United States, Colombia, Mexico and Ecuador render it subject to foreign currency fluctuations, which may materially affect its financial position. The Company holds Canadian and U.S. dollars and sends funds to Colombia, Mexico or Ecuador in U.S. dollars, which in Colombia and Mexico are then converted into Colombian pesos, or Mexican pesos, as applicable. The important exchange rates for the Company are those for the U.S. dollar, Canadian dollar, Colombian peso, and Mexican peso. While the Company is funding operations in the United States, Colombia, Mexico and Ecuador, its results could be impaired by adverse changes in the U.S. dollar and Canadian dollar relative to each of the U.S. dollar, Colombian peso and Mexican peso. Prior and future equity financings result in the generation of Canadian dollar proceeds to fund the Company's activities, which are mostly incurred in U.S. dollars, Colombian pesos, and Mexican pesos. To the extent funds from such financings are maintained in Canadian dollars, the Company's results can be significantly impacted by adverse changes in exchange rates between the Canadian dollar, the U.S. dollar, the Mexican peso, and the Colombian peso. However, the Company seeks to minimize the risk of foreign currency fluctuations by aligning the majority of its debt financing activities to match it's the currency of its contracts in each applicable jurisdiction.

The Company's operations may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with the Company's operations in Colombia, Mexico and Ecuador, the Company may be subject to the exclusive jurisdiction of foreign courts or tribunals, or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental body because of the doctrine of sovereign immunity.

Economic and legal conditions in Ecuador remain uncertain which may affect our financial condition, results of operations and cash flows.

Although general economic conditions have shown improvement in the last decade in Ecuador, the nature of the changes in the Ecuadorian political, economic and legal environment over the past several years has given rise to uncertainties about the country’s business environment.

Ecuador’s economy may contract in the future due to international and domestic conditions which may adversely affect our operations.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Ecuador’s. Global financial instability may impact the Ecuador economy and cause a slowdown in Ecuador’s growth rate or could lead to a recession with consequences in the trade and fiscal balances and in the unemployment level.

Abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Ecuador’s fiscal results and generate uncertainties that might affect the economy’s level of growth.

Deterioration in economic and market conditions in Latin America, Ecuador and other emerging market countries could affect the prices of our Common Shares.

Although economic conditions are different in each country, the reaction of investors to developments in one country is likely to cause the capital markets in other countries to fluctuate. For example, political and economic events in Latin America may influence investors’ perceptions of risk with regard to Ecuador. Economic, commercial, and investment policies are subject to frequent changes and can increase the risks and costs of doing business in Ecuador.  Investor reaction to future developments in Latin America, particularly in our neighboring countries, may adversely affect the market for securities issued by countries in the region, cause foreign investors to decrease the flow of capital into Latin America and introduce uncertainty about plans for further integration of regional economies.

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

There have been peace negotiations between the government and the Fuerzas Armadas Revolucionarias de Colombia (FARC) guerrillas for many years. A recent settlement has been reached to end the conflict, which is intended to bring further institutional strengthening and development, particularly to rural regions. The government's biggest challenge is to maintain a lasting peace and that demobilized members of the FARC rejoin civilian life, rather than regrouping in criminal bands. Following the establishment of the Colombian Peace Agreements, the FARC has become a Colombian political party and, most recently, the Biden Administration has removed the FARC from the list of foreign terrorist organizations.

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

A variety of laws and regulations apply to the Company's business, including the laws of Colombia, Mexico and Ecuador. Failure to comply with applicable requirements may lead to civil penalties or require the Company to assume indemnification obligations or breach contractual provisions. The Company cannot guarantee that existing or future laws or regulations will not adversely affect its business or result in additional costs. These factors may have a material adverse effect on the Company.

Changes in current or future laws or regulations could restrict its ability to operate its business as it currently does

The Company's business and that of its tenants are subject to various laws and regulations. In certain jurisdictions, these regulations could be applied or enforced retroactively, which could require that the Company modify or dismantle existing towers. Since the Company has operating subsidiaries that are incorporated in each of Colombia, Mexico and Ecuador it is thus subject to the laws of such jurisdictions. For example, the Colombian Ministry of Communications has a protocol aimed to explain to local authorities and communities the existence of environmental impacts and negative effects on the health of the people. Zoning authorities and community organizations are often opposed to construction of communications sites in their communities, which can delay, prevent or increase the cost of new tower construction, modifications, additions of new antennas to a site or site upgrades, thereby limiting the Company's ability to respond to tenant demands. The regulations about distance of cell towers to schools, hospitals, and residences, depend on local authorities, as in Colombia the mayors of municipalities have the power to regulate in an autonomous way the matters related to telecommunication infrastructure. Existing regulatory policies may materially and adversely affect the timing or cost of construction projects associated with the Company's communications sites and new regulations may be adopted that increase delays or result in additional costs to the Company, or that prevent such projects in certain locations, and noncompliance could result in the imposition of fines or an award of damages to private litigants. In certain jurisdictions, there may be changes to zoning regulations or construction laws based on site location, which may result in increased costs to modify certain of the Company's existing towers or decreased revenue due to the removal of certain towers to ensure compliance with such changes. These factors could materially and adversely affect the Company's business, results of operations or financial condition.

Changes to the tax laws in Colombia, Mexico or Ecuador could negatively impact the Company's business and operations.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in the Colombia, Mexico or Ecuador, could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in any of the Company's profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

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

The Company's real property interests relating to its towers consist primarily of leasehold and sub-leasehold interests. A loss of these interests at a particular tower site may interfere with the Company's ability to operate tower sites and generate revenues. Although the Company completes detailed due diligence and title searches prior to tower construction, for various reasons, the Company may not always have the ability to access, analyze and verify all information regarding titles and other issues prior to completing an acquisition of communications sites, which can affect its rights to access and operate a site. From time to time the Company may also experience disputes with landowners regarding the terms of ground agreements for land under towers, which may affect the Company's ability to access and operate tower sites. Further, for various reasons, landowners may not want to renew their ground agreements with the Company, they may lose their rights to the land, or they may transfer their land interests to third parties, including ground lease aggregators, which could affect the Company's ability to renew ground agreements on commercially viable terms. The Company's inability to protect its rights to the land under its towers may have a material adverse effect on its business and operating results.

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

Currently the Company's operations are conducted in foreign jurisdictions including, but not limited to Colombia, Mexico and Ecuador. The Company expects that receivables with respect to foreign sales will continue to account for a significant portion of its total accounts and receivables outstanding. As such, the Company's operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Company including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted. The Company's operations may also be adversely affected by social, political and economic instability and by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the Company's operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, its business may be harmed.

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

The business of the Company has an operating history of approximately 6.5 years.

Although the Company has secured adequate financing for all of its projects since commencing operations, it remains subject to all of the business risks and uncertainties associated with any business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, lack of revenue and the risk that it will not achieve its growth objective. There can be no assurance that the Company's operations will be profitable in the future or will generate sufficient cash flow to satisfy its working capital requirements. Even if the Company does achieve profitability, it cannot predict the level of such profitability. If the Company sustains losses over an extended period of time, it may be unable to continue its business.

A substantial portion of our revenue is derived from our relationship with one tenant.

A substantial portion, or approximately 37%, of our total operating revenues is derived from our leasing agreements with Telefónica S.A. Our agreements with Telefónica S.A. have a term of 10 years, however, if they are unwilling or unable to perform their obligations under our agreements with them, our revenues, results of operations, financial condition and liquidity would be materially and adversely affected. Additionally, due to the long-term nature of our tenant leases with Telefónica S.A., we depend on the continued financial strength of them. If our current tenant or any future tenants are unable to raise adequate capital to fund their business plans, they may reduce their spending, which could materially and adversely affect demand for our communications sites and our services business. If, as a result of a prolonged economic downturn or otherwise, one or more of our significant tenants experiences financial difficulties or files for bankruptcy, it could result in uncollectible accounts receivable. The loss of our current tenant, or the loss of all or a portion of our anticipated lease revenues from this tenant or future tenants, could have a material adverse effect on our business, results of operations or financial condition.

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

The Company has never paid dividends and, although it intends to evaluate payment of dividends in the future, it may never pay dividends.

Although the Company intends to evaluate its ability to pay dividends in the future, the Company currently has no earnings or dividend record and may not pay any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings. The payment of future cash dividends, if any, will be reviewed periodically by the Company's board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

The Company is subject to a going-concern risk.

The Company's consolidated financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company's future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing an equity or debt financing or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

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

The Company is a reporting Company in British Columbia and Ontario and its common shares are listed for trading on the Canadian Securities Exchange ("CSE"), the Frankfurt Stock Exchange and are quoted on the Pink Open Market operated by the OTC Markets Group.

General Development of Business

Before the completion of the Tower Three Transaction (defined below), the Company was a development stage specialty pharmaceutical company focused on developing late-stage clinical therapies and in-licensed novel compounds for fibrosis, erectile dysfunction (ED) and other indications

Significant Acquisitions, Dispositions and other Events

Tower Three Transaction

On January 12, 2017, the Company completed a "fundamental change" transaction (the "Tower Three Transaction"), with Tower Three SAS, a limited liability company formed under the laws of the Republic of Colombia on December 30, 2015 ("Tower Three"), pursuant to a share exchange agreement made effective as of October 19, 2016, as amended (the "Acquisition Agreement") among the Company, Tower Three and the shareholders of Tower Three (the "Selling Shareholders"), whereby the Company acquired 100% of the securities of Tower Three from the Selling Shareholders, by issuing 30,000,000 common shares of the Company (each, a "Common Share") to the Selling Shareholders on a pro-rata basis, following the completion of which, Tower Three is now a wholly-owned subsidiary of the Company. Following the completion of the Tower Three Transaction, the Company began conducting the principal business in Colombia, Argentina and USA.

The Company's board of directors (the "Board") was reconstituted in conjunction with the closing of the Tower Three Transaction. The Board is now comprised of four (4) members, being Alejandro Ochoa, Fabio Alexander Vasquez, Robert Horsley and Hugo Ochoa. The Company's senior management now consists of Alejandro Ochoa (President and Chief Executive Officer, Interim Chief Financial Officer, Interim Corporate Secretary), and Luis Parra (Chief Operating Officer). See "Directors and Officers" below for further information.

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

Acquisition of Evolution Technology SA

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina. Since its incorporation on March 10, 2016, Evotech has obtained various permits for constructing cellular towers and also has two master lease agreements with two major telecom carriers in Argentina. To obtain the 65% ownership interest in Evotech, the Company paid US$350,000 to the original shareholders of Evotech and transferred US$400,000 to Evotech for operating expenses. The Company also issued 1,500,000 Common Shares with a fair value of $480,000 to the shareholders of Evotech. In addition, the Company is committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000.

In June 2021, the Company acquired an additional 26.25% of common shares of Evotech not previously owned by Tower One for total purchase price of $36,243 (U$30,000) cash and the issuance of 6,300,000 Common Shares with a fair value of $569,520, increasing its ownership from 65% to 91.25%.

Acquisition of Tower Construction & Technical Services Inc.

On October 18, 2017, the Company entered into an escrow agreement with the shareholders of Construction &Technical Services, Inc. ("TCTS") to acquire a 70% ownership interest in TCTS. To obtain this 70% ownership interest in TCTS the Company committed to operate TCTS's business and financial affairs and no cash or equity consideration was provided for this acquisition. TCTS is a Florida company, headquartered in Miami, Florida and established in 2010 that provides its customers with comprehensive telecommunications services including turnkey solutions covering all aspects of tower erecting needs including: wireless infrastructure, tower building solutions and fiber to home. TCTS has active master services agreements with multiple large companies including T-Mobile, Ericsson, Signfox.

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

On April 3, 2018, the Company entered into an acquisition agreement with Comercializadora Mexmaken, SA de CV, a Mexican-based private tower company. In consideration for the acquisition, the Company issued 7,500,000 Common Shares at $0.185 per share for an aggregate value of $1,387,500. Following completion of the acquisition, the Company owned 90% of the issued and outstanding share capital of Comercializadora Mexmaken, SA de CV, which became a subsidiary of the Company. Comercializadora Mexmaken, SA de CV, which owns, builds and leases cellular towers to the telecom industry in Mexico, and has a master lease agreement with AT&T. This transaction was successfully completed on May 18, 2018.

During 2018, Comercializadora Mexmaken, SA de CV obtained a new Master Service Agreement with Redes Altan. Under this new agreement, the Company has constructed 36 towers in Mexico as of the date of this report.

On February 2020, the Company changed the name of Comercializadora Mexmaken, SA de CV to Tower One Wireless Mexico, SA de CV.

Tower Transactions

On November 21, 2018, the Company entered into an asset purchase agreement with a third party whereby the Company agreed to sell certain tower assets in Colombia. The Company received an advance of US$1,300,000 from the Purchaser in the form of a promissory note. The amount was subject to an annual interest rate of 10%, due on demand and is secured by a personal guarantee from the Company's Chief Executive Officer. During the year ended December 31, 2018, the Company incurred interest expense of $14,840 on this promissory note, which remained payable and is recorded within interest payable on the consolidated statement of financial position. The promissory note was cancelled after the tower sale completed in January 2019.

On December 27, 2019, the Company entered into an asset purchase agreement with a third party whereby the Company agreed to sell certain towers in Argentina. Subsequent to year ended December 31, 2019, the Company sold the towers for proceeds of $1,204,942.

On June 23, 2020, the Company entered into an asset purchase agreement with a third party whereby the Company agreed to sell certain tower structures, sites and related contracts located in Mexico, in connection to a certain development agreement signed on February 13, 2019, for total proceeds of approximately $2,749,731.

On December 18, 2020, the Company entered into an asset purchase agreement with a third party whereby the Company agreed to sell certain tower structures, sites and related contracts located in Mexico, in connection to a certain development agreement signed on February 13, 2019, for total proceeds of $1,032,458.

On August 9, 2021, the Company closed an asset transfer agreement with a non-related party whereby the Company agreed to sell certain tower structures, sites and related contracts located in Argentina for total proceeds of $3,870,126.

Acquisition of Tower Three Wireless Del Ecuador SA

On September 20, 2021, the Company entered into a Share Transfer Agreement with the sole shareholder of Towerthree Wireless Del Ecuador SA ("T3 Ecuador") to acquire a 90% ownership interest. Since its incorporation in 2019, T3 Ecuador had minimal operations and held preliminary agreements with certain municipalities where the cities offices provided T3 Ecuador with a list of public spaces that T3 Ecuador are authorized to build towers on. In consideration for the 90% ownership interest, the Company paid $920 (US$720).

Intercorporate Relationships

The following table identifies the material intercorporate relationships of the Company:

Subsidiary	Place of Incorporation	Percentage of Voting Securities Beneficially Owned, or Controlled or Directed, directly or indirectly, by Tower One
Tower Three SA	Buenos Aires, Argentina	100%
Tower Two SA	Buenos Aires, Argentina	100%
Evolution Technology SA(1)	Buenos Aires, Argentina	91.25%
Tower Three SAS	Bogota, Colombia	100%
Commercialzadora Mexmaken Sa De Cv	Mexico City, Mexico	90%
TowerThree Wireless del Ecuador SA	Quito, Ecuador	90%
Tower Construction & Technical Services, Inc.	Miami, FL, USA	50%
Innervision S.A.S(2)	Bogota, Colombia	100%

Notes:

(1) In June 2021, the Company acquired an additional 26.25% of common shares of Evotech not previously owned by Tower One for total purchase price of $36,243 (U$30,000) cash and the issuance of 6,300,000 Common Shares with a fair value of $569,520, increasing its ownership from 65% to 91.25%.

(2) The Company currently hold a 100% interest in Innervision S.A.S ("Innervision") indirectly through its wholly owned subsidiary Tower Three.

Private Placements

Convertible Debentures and Warrant Issuances

In June 2019, the terms of certain convertible debentures of the Company in the aggregate amount of $1,500,000 were modified as follows:

  The conversion price was reduced to $0.09 per Common Share;
  The expiry date of the original 5,000,000 warrants was extended to November 13, 2020;
  The Company issued new common share purchase warrants (the "Warrants") to each holder of original warrants, resulting in an aggregate of 15,000,000 new warrants being issued. Each New Warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of $0.09 per Common Share, with each new warrant set to expire on November 13, 2020; and
  The Company had the right to repurchase all of the original warrants and New Warrants for $300,000.00 in aggregate at any time before their respective expiry dates.

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

On April 30, 2020 the Company announced that it has issued 714,286 common shares of the Company at a deemed price of $0.07 per share to the lenders of the convertible debentures pursuant to a Settlement and Release Agreement. The Settlement Agreement was entered into to address outstanding obligations of the Company relating to the convertible debentures facility

In June of 2020 the Company completed full repayment of the remaining outstanding indebtedness under the convertible debentures. With this repayment, the Company fully repaid all amounts advanced under the convertible debentures facility and is authorized to discharge all security interests registered thereunder. The remaining outstanding warrants were cancelled or expired.

In the year ended December 31, 2021, the Company completed the Bond Financing (as defined below) and issued 120,634 Agent Warrants (as defined below). From December 31, 2021 to April 29, 2022, the Company issued 1,347,800 Agent Warrants in connection with the Fourth Tranche (as defined below) of the Bond Financing.

Bond Financing

On October 20, 2021, the Company completed an initial closing (the "Initial Closing") of a private placement (the "Bond Financing") in the maximum amount of up to $10,000,000 pursuant to the offering memorandum exemption. Pursuant to the Bond Financing, the Company offered Class A and Class B Units (as hereinafter defined). Each Class A Unit will be issuable for a price of $100, payable in cash or in exchange for the equivalent amount of existing subordinated, secured bonds of the Company (the "Existing Bonds"), and includes (i) a subordinated, secured bond in the principal amount of $100 which will bear simple interest at a rate of 10% per annum with a maturity date of September 30, 2022 (each, a "Class A Bond"); and (ii) 25 Common Shares at deemed price of $0.09375 (collectively, a "Class A Unit").  Each Class B Unit will be issuable for a price of $100, payable in cash or in exchange for the equivalent amount of Existing Bonds, and includes (i) a subordinated, secured bond in the principal amount of $100 which will bear simple interest at a rate of 10% per annum with a maturity date of September 30, 2023 (each, a "Class B Bond"); and (ii) 50 Common Shares at a price of deemed price of $0.09375 per Common Share (collectively, a "Class B Unit").

The net proceeds of the Bond Financing will be used for the construction and purchase of towers and infrastructure development, including all aspects of site acquisition, permitting and payments of licenses and applicable taxes. Where allowed by applicable securities legislation, the Company will offer compensation in cash of up to five percent (5%) on the aggregate purchase price of the Class A Units and up to eight percent (8%) on the Class B Units under the Offering to any exempt market dealers (each, an "EMD") who are registered in accordance with applicable securities laws. The Company will also issue to such EMDs common share purchase warrants of the Corporation (the "Agent Warrants") allowing EMDs to purchase that number of Common Shares that is equal to up to eight percent (8%) of the aggregate purchase price of the Class of the Offered Units at an exercise price equal to the closing market price of the Common Shares on the trading day prior to the dissemination of the news release disclosing the issuance of the warrants, and exercisable for a period of 36 months closing of the applicable tranche of the Bond Financing.

In the Initial Closing, the Company issued a total of 72 Class B Units for aggregate proceeds of $7,200. The Class B Units were comprised of 3,600 Common Shares and 72 Class B Bonds. The Company issued 4,267 Agent Warrants and paid a cash commission of $576 to an EMD. The Agent Warrants are exercisable at a price of $0.125 per Common Share for a period of 36 months from the date of issuance.  All securities issued in connection with the Initial Closing were subject to a statutory hold period expiring on February 20, 2022.

On November 16, 2021, the Company completed the second closing (the "Second Closing") of the Bond Financing. In the Second Closing, the Company issued a total of 437 Class B Units and 37 Class A Units at a price of $100 per each Unit  for aggregate proceeds of $47,400. The 37 Class A Units were comprised of an aggregate of 925 Common Shares and 37 Class A Bonds.  The 437 Class B Units were comprised of an aggregate of 21,850 Common Shares and 437 Class B Bonds. In connection with the issuance of the Units, the Company issued 36,114 Agent Warrants and paid a cash commission of $3,681 to an EMD. The Agent Warrants are exercisable at a price of $0.105 per Share for a period of 36 months from the date of issuance.  All securities issued in connection with the Second Closing were subject to a statutory hold period expiring on March 17, 2022.

On December 15, 2021, the Company completed the third closing (the "Third Closing") of the Bond Financing. In the Third Closing, the Company issued a total of 786 Class B Units and 167 Class A Units at a price of $100 per each Unit for aggregate proceeds of $95,300. The 167 Class A Units were comprised of an aggregate of 4,175 Common Shares and 167 Class A Bonds.  The 786 Class B Units were comprised of an aggregate of 39,300 Common Shares and 786 Class B Bonds. In connection with the issuance of the Units, the Company issued 80,253 Agent Warrants and paid a cash commission of $7,123 to an EMD. The Agent Warrants are exercisable at a price of $0.095 per Share for a period of 36 months from the date of issuance.

On April 22, 2022, the Company completed the fourth closing (the “Fourth Closing”) of the Bond Financing. In the Fourth Closing, the Company issued a total of 5,002 Class B Units and 8,476 Class A Units at a price of $100 per each Unit for aggregate proceeds of $1,347,800, of which $28,800 was paid in cash and $1,319,000 was paid by the exchange of existing subordinated, secured bonds of the Company. The 8,476 Class A Units were comprised of an aggregate of 211,900 Common Shares and 8,476 Class A Bonds. The 5,002 Class B Units were comprised of an aggregate of 250,100 Common Shares and 5,002 Class B Bonds. In connection with the issuance of the Units, the Company issued 1,347,800 Agent Warrants and paid a cash commission of $46,989 to an EMD. The Agent Warrants are exercisable for 1,347,800 Common Shares at a price of $0.08 per Share for a period of 36 months from the date of issuance.

Principal Capital Expenditures

The Company's principal capital expenditures are the acquisition of wireless tower sites and the development of cellular towers on such sites. The Company funds these capital investments primarily through funds received through capital market raises such as private placements, the bond program, the financial debt from third parties and from cash generated from the operating activities.

As of April 30, 2022, there are 48 towers currently under construction, 28 of which are in Colombia, 16 of which are in Ecuador and 4 of which are in Mexico.

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

B. Business Overview

The Company is a pure-play, Build-to-Suit ("BTS") tower owner, operator and developer of multitenant communications real estate. The Company's primary business is the leasing of space on communications sites to mobile network operators ("MNOs") in countries it services with non-cancellable lease terms of over 10 years, which include inflation escalators. Each tower is built with an initial anchor tenant commitment and space for an additional 1-3 tenants, or collocations. The Company does not build any towers without an anchor tenant in place. The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. BTS is a process where a long-term lease is secured with a tenant prior to the construction of a tower. Terms are outlined in master lease agreements ("MLAs") with tenants. As of December 31, 2021, the Company had a total of 12 signed MLA agreements with major MNOs in Colombia, Ecuador and Mexico and a total backlog of over 400 sites. Most recently, the Company has commenced constructing towers in Ecuador. Although no towers were completed in Ecuador as of December 31, 2021, the Company completed the construction of four towers in Ecuador by the end of April 2022.

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

The Company's Tower Portfolio

Through its subsidiaries, and as of April 30, 2022, the Company has 239 constructed towers, with 4 located in Ecuador, 221 located in Colombia and 14 located in Mexico. Forty-one (41) of the Company's 239 in-service towers have a second tenant collocating, representing 1.17 tenants per in-service tower. Further, as of April 30, 2022, there are 48 towers currently under construction, 16 of which are in Ecuador, 28 of which are in Colombia and 4 of which are in Mexico.

See below for a summary of the Company's tower portfolio:

Country	Constructed Towers	Collocations	Tenants	Towers Under Construction
Ecuador	4	0	4	16
Colombia	221	41	262	28
Mexico	14	0	14	4
Total	239	41	280	48

The above summary reflects the Company's sale of 22 towers in Colombia in 2018 to a third party for $2,516,354 (USD), the sale of 10 towers in Argentina in 2019 to a third party for approximately $1,500,000 (USD), the sale of 37 towers in Mexico between June and December 2020 for approximately $3,800,000 (USD), and the sale of 47 towers in Argentina in 2021 to a third party for approximately $1,700,000 (USD).

Products and Services

The Company's revenue is primarily derived from tenant leases on the towers it owns and operates in Ecuador, Colombia and Mexico. The lease terms of each structure type are outlined in the MLAs, and these agreements include information about lease amounts by structure type, annual increases and adjustments for local inflation, collocation terms, and minimum infrastructure design requirements. The lease payment amount depends on a number of factors including tower location, height and amount of equipment on the tower. Expenses at the tower site include insurance and maintenance expenses, and in certain cases, property taxes. Ground rent and power and fuel costs are passed through to the Company's tenants. In the tower industry, tower level cash flow ("TCF") is defined as leasing revenue from the tenants less the expenses at the tower site. The Company also received revenue for the sale of certain towers.

The Company's operations have been concentrated in Colombia, Argentina, Mexico and the United States. During the year ended December 31, 2021, the Company recorded total of revenues of $2,916,089, $5,430,749, $158,272, and $0 in Argentina, Colombia, Mexico and the United States respectively, while the Company recorded total assets of $552,557, $19,087,983, $2,357,981 and $167,640, in Argentina, Colombia, Mexico and the United States respectively.

	Argentina $	Colombia $	Mexico $	United States of America $	Other $	Total $
December 31, 2021
Tower rental revenue	678,002	2,014,364	147,902	-	-	2,840,268
Service revenue	-	3,416,385	-	-	2,182,516	5,598,900
Sales revenue	2,238,087	-	10,370	-	-	2,248,547
Total Revenues	2,916,089	5,430,749	158,272	-	2,182,516	10,687,626

December 31, 2020
Tower rental revenue	945,647	550,418	278,281	-	-	1,774,346
Service revenue	-	-	-	346,317	626,319	972,636
Sales revenue	1,244,773	14,439	5,119,888	-	-	6,379,100
Total Revenues	2,190,420	564,857	5,398,169	346,317	626,319	9,126,082

December 31, 2019
Tower rental revenue	1,102,810	292,848	244,978	-	-	1,640,636
Service revenue	-	-	-	561,759	-	561,759
Sales revenue	-	3,069,670	141,529	-	-	3,211,199
Total Revenues	1,102,810	3,362,518	386,507	561,759	-	5,413,594

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

Mobile network operators in Latin America face a tough balancing act in allocating capital across multiple divergent needs: investing in network expansion projects to meet coverage obligations or boosting network capacity in existing service areas to address QoS expectations (most countries in Latin America have more than 3,500 users (subscribers) per cell site, compared to around 1,000 or fewer in the US and other developed markets). The Company believes that this puts an additional burden on mobile network operators and inadvertently weakens the business case for investment in coverage expansion. The Company believes that tower companies - like the Company - have a role to play in creating and sustaining an enabling environment for effective investment in infrastructure deployment for carriers and operators.

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

The Focus Markets: Colombia, Ecuador and Mexico

The Company operates in the largest Spanish-speaking countries in Latin America: Colombia, Ecuador and Mexico. The Company's focus markets have an estimated total population of approximately 190 million people.

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

Demand Figures	Ecuador	Colombia	Mexico	Total Markets	U.S.
Subscribers per Cell Site	4,200	3,600	3,500	approx. 3,600	approx. 1,200
Towers Sites	5,930	17,943	36,258	60,401	approx. 300,000
Annual Towers Needed	400+	1,400+	4,900+	7,700	n.a
MNO CapEx ('16-'20)	C$2B	C$8B	C$14B	C$34B	n.a

Source: TowerXchange, GSMA, Management Estimates

The Ecuadorian Market

Ecuador has a population of 17 million and GDP per capita of approximately $5,600. There are an estimated 5,930 towers in Ecuador as of October 2018 with approximately 4,200 subscribers per cell site, according to TowerXchange. The Company believes over 400 towers annually are needed in Ecuador to meet demand and we believe that MNOs are planning to spend approximately $2 billion from 2016 through 2020 on capital expenditures, per GSMA. Major MNOs include CNT, Otecel (Telefónica Ecuador) and America Movil.

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

The Colombian Market

Colombia has a population of 48 million and GDP per capita of approximately $5,333. There are 17,943 towers in Colombia as of October 2018 with approximately 3,626 subscribers per cell site, according to TowerXchange. The Company believes over 1,400 towers annually are needed in Colombia to meet demand and we believe that MNOs are planning to spend approximately $8 billion from 2016 through 2020 on capital expenditures, per GSMA. Major MNOs include Avantel, Claro Colombia, Telefonica, WOM and Tigo. The Company works with the five major carriers in Colombia and has MLAs with Telefonica, Claro, Tigo, WOM and Avantel. The Company believes further demand drivers of future cell sites include a pro-infrastructure political climate, carrier LTE deployments and a planned network investment of over $300 million by Tigo.

In December 2019, the government made an auction of the 700MHz spectrum and the MNOs that participated, were awarded with more than 3000 locations that should receive telecommunications services in the upcoming 4 years. This commitment is mandatory for the MNOs and this is the base to, strongly believe, that the growth for the tower's companies in Colombia will be robust.

The Mexican Market

Mexico has a population of 125 million and GDP per capita of $8,347. There are 36,258 towers in Mexico as of October 2018 with approximately 3,535 subscribers per cell site, according to TowerXchange. Management projects over 4,900 towers annually are needed in Mexico to meet demand and we believe that MNOs are planning to spend approximately C$14 billion from 2016 through 2020 on capital expenditures, per GSMA. Major MNOs include Altan Redes, AT&T Mexico, TelCel and Telefonica. Altan, AT&T and Telefonica make up over 30% of the market and are customers of the Company. The Company believes further demand drivers of future cell sites include a recent high-profile spectrum auction, a countrywide wholesale wireless broadband initiative by Altan and increased mobile data consumption.

Competition

The Company operates in a very competitive industry. Competitors vary in size from small private organizations to large publicly-traded companies. The Company believes that price, network density, speed of service, access to capital, quality and site acquisition strategies are the primary competitive factors affecting companies in its industry.

In Colombia, there are less than eight tower companies; Ecuador, less than eight tower companies; and Mexico, less than 12 tower companies. The Company believes there is ample room for its business to serve clients in these countries.

Seasonality

Not Applicable

C. Organizational structure

The following are the Company's subsidiaries along with the percentage ownership and jurisdiction of incorporation:

Entity	Country	Percentage of ownership		Functional currency
		2021	2020
Subsidiaries
Tower One Wireless Corp. ("Tower One")	Canada	Parent	Parent	Canadian dollar
Tower Two SAS ("Tower Two")	Argentina	100%	100%	Argentine Peso
Tower Three SAS ("Tower Three")	Colombia	100%	100%	Colombian Peso
Tower 3 SA ("Tower 3")	Argentina	100%	100%	Argentine Peso
Innervision SAS ("Innervision")	Colombia	100%	100%	Colombian Peso
Evolution Technology SA ("Evotech")	Argentina	91.25%	65%	Argentine Peso
Tower Construction & Technical Services, LLC ("TCTS")	USA	50%	50%	US dollar
Tower One Wireless Mexico S.A. de C.V. ("Mexmaken")	Mexico	90%	90%	Mexican Peso
Towerthree Wireless del Ecuador S.A. ("T3 Ecuador")	Ecuador	90%	N/A	US dollar

D. Property, plant and equipment.

As of April 30, 2022 the Company has 239 towers built as of the date of this report, and another 48 under construction. In Colombia, the Company has 221 constructed towers with 41 collocations and 28 under construction. In Mexico, the Company has 14 constructed towers and 4 under construction. In Ecuador, the Company has 4 constructed towers and 16 under construction.

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

The telecommunication towers that are owned by the Company are included in PP&E at cost less accumulated amortization and accumulated impairment loss in accordance with IFRS. However the fair market value of these towers can be calculated based on the free cash flow that they generate over the years, which value is usually between 2x and 3x its construction cost. Over the past several years, the Company has closed several transactions which support this approach to valuation and further information related to the telecommunication tower transactions can be found in TowerXchange.

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

Our head office is located at 600-535 Howe Street, Vancouver, BC V6C 2Z4 Canada.

We also maintain regional offices in Colombia at: Calle 84 A No. 12-18 Of. 302, Bogota, in Mexico at: Lago Nargis 34 Piso 3-A, Colonia Granada, CDMX C.P 11520, in Ecuador at: Inglaterra No. 31-49, Pichincha, Quito and in USA at: 5301 NW 74th Ave, Miami FL, 33166. We currently lease these office locations.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements for each of the fiscal years ended December 31, 2021, December 31, 2020 and December 31, 2019 have been prepared in accordance with IFRS. This discussion contains forward-looking statements that involve certain risks and uncertainties. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See Item 3.D, "Key Information - Risk Factors".

General

The Company is a pure-play, BTS tower owner, operator and developer of multitenant communications real estate. The Company's primary business is the leasing of space on communications sites to MNOs.. The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. BTS is where a long-term site lease is in hand with a tenant prior to undergoing construction. As of December 31, 2021, the Company had a total of 12 signed MLA agreements with major MNOs in Ecuador, Colombia and Mexico.

Corporate Highlights

The Company's highlights during the year ended December 31, 2021, and the interim period up until the date of this report include:

  Management continued to actively focus on capital raising to support the Company's tower business and general working capital. As a result of this effort, the Company was able to enter into a loan agreement with Itau Corpbanca Colombia SA ("Itau") on March 11, 2021, whereby the Company was loaned a total of COP$31,632,000,000 for the purpose of funding the development of certain towers. The loan is secured against the towers funded by the loan proceeds, as well as the economic rights for collection of tower rents relating to such towers, bears interest at 4.615% plus IBR 6 months per annum, and is due in September 2030.
  Innervision SAS was created as a support company to Tower One's tower construction demand. As a result of the rapid growth in the delivery towards customers (MNOs), these have in turn requested the company to also provide towers as a service along with additional maintenance services (preventive and corrective). In general this has provided an additional revenue source along with a way to maintain construction costs and protections in line while facing inflationary periods and raw material price increase. This new revenue started to be accrued and gained as of fourth quarter 2021.
  The four closings of the Offering in the maximum amount of up to $10,000,000 pursuant to the offering memorandum exemption. See above at "Bond Financing".
  On January 18, 2022, the Company settled a debt in the amount of $1,039,751 owed to a creditor in exchange for 16,273,267 common shares at a deemed price of $0.064 per share. Globo Inmobiliario issued a press release announcing that it acquired an aggregate of 16,273,267 common shares of the Company, representing 13.70% of the issued and outstanding shares as at January 13, 2022. Globo Inmobiliario holds securities of the Company for investment purposes.
  On April 12, 2022, the Company, through its subsidiary in Ecuador, announced a new contract with Telefonica to build tower sites and to finance equipment.

Results of Operations

The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2021, 2020, 2019:

	2021	2020	Change from 2020 to 2021	2019	Change from 2019 to 2020
	$	$	$	$	$
Revenue	10,687,626	9,126,082	1,561,544	5,413,594	3,712,488
Wages and Benefits	1,262,251	1,888,110	(625,859)	1,217,674	670,436
Professional Fees and Consulting	1,780,545	2,395,170	(614,625)	2,366,030	29,140
Advertising and Promotion	235,243	133,726	101,517	46,789	86,937
Share Based Compensation	130,000	0	130,000	0	0
Travel	103,369	154,043	(50,674)	214,065	(60,022)
Office and Miscellaneous	884,896	869,732	15,164	963,460	(79,938)
Interest, Financing Charges and accretion	2,127,427	1,205,657	921,770	1,912,553	(706,896)
Total Other Income (Expenses)	(1,569,015)	(122,633)	(1,446,382)	114,378	(237,011)
Net Comprehensive income (loss)	(3,454,371)	(3,165,858)	(288,513)	(8,474,964)	5,309,106

The Company's net comprehensive loss for the year ended December 31, 2021, totaled $3,454,371 or $0.05 per Common Share compared to net comprehensive loss of $3,165,858 or $0.04 per Common Share for the year ended December 31, 2020 and a net comprehensive loss of $8,474,964 or $0.13 per Common Share for the year ended December 31, 2019. The increase in net comprehensive loss for the year ended December 31, 2021 compared to the prior year was primarily the result of the impairment of intangible assets. The decrease in net comprehensive loss for the year ended December 31, 2020 compared to the prior year was primarily the result of increased revenues, mainly for tower sales in Mexico and Argentina that was partially offset by increased operating related to those sales, and a reduction of the interest, financing charges and accretion. The decrease in net comprehensive loss for the year ended December 31, 2019 compared to the prior year was primarily the result of increased revenues and decreased other expenses being partially offset by increased operating related expenses, mostly in connection with the growth of the Company's operations in 2019 compared to the prior year. The decrease in net comprehensive loss in 2018 from 2017 was primarily the result of increased revenues and decreased other expenses being partially offset by increased operating related expenses, mostly in connection with the growth of the Company's operations in 2018 compared to the prior year.

Revenues

2021 compared to 2020

Total revenue increased to $10,687,626 for the year ended December 31, 2021 compared to $9,126,082 as of December 2020, primarily as a result of an increase of the sales in Colombia during 2021 (4,867,305) being the main driver the service for construction of towers 3,416,385. In addition, the monthly recurring service fee raised from $1,106,330 in 2020 to $1,981,748 in 2021.

2020 compared to 2019

Total revenue increased to $9,126,082 for the year ended December 31, 2020, compared to $5,413,594 as of December 31, 2019, primarily as a result of the towers sold in Mexico (37) and Argentina (10), in addition the service revenue was increased by $544,587 due to the new towers that were finished during this period. The Company expects to generate revenues in 2021 mostly from monthly lease payments by MNOs on existing and future tower sites.

Expenses

2021 compared to 2020

Professional fees decreased from $2,395,170 during the year ended December 31, 2020, to $1,780,545 during the year ended December 31, 2021, primarily due to the reduction on salaries and wages for the management and officers and a reduction of the bonus accrual. During the year ended December 31, 2021, office and miscellaneous expenses increased to $884,896 compared to $869,732 for the year ended December 31, 2020, mainly due to an increase of the selling, general and administrative expenses. During the year ended December 31, 2021, advertising and promotion increased to $235,243 compared to $133,726 for the year ended December 31, 2020, mainly due to additional efforts that the Company made to improve its marketing. During the year ended December 31, 2021, the Company incurred travel expense in the amount of $103,369 (December 31, 2020 - $154,043). The main reason for the decrease was the isolation due to COVID-19. The Company incurred $2,127,427 in interest, financing charges and bank charges during the year ended December 31, 2021, compared to $$1,205,657 in the prior year due to the new financings that the Company closed during the year.  During the year ended December 31, 2021, maintenance and operation expenses increased to $984,171 from $942,370 compared to December 31, 2020, mainly due to the dismissal compensation for some employees in the Mexican subsidiary. During the year ended December 31, 2021, the Company recorded $1,139,917 in unrealized foreign exchange translation gain due to changes in the value of the Colombian Peso, Argentine Peso, Mexican Peso and US dollars with respect to the Canadian dollar. The Company's presentation currency is the Canadian Dollar. The functional currency of each of the entities included in the consolidated group is as follows: Tower One Wireless Corp. is the Canadian Dollar; Tower Three and Innervision is the Colombian Peso; Evolution Technology S.A. and Tower 3 is the Argentina Peso; TCTS is the US Dollar; and Mexmaken is the Mexican Peso. The Company records a cumulative translation adjustment due to the changes resulting from the fluctuation of foreign exchange rates.

2020 compared to 2019

Professional fees increased to $2,395,170 during the year ended December 31, 2020, compared to $2,366,030 in the previous year primarily due to an increase in consulting fees. During the year ended December 31, 2020, office and miscellaneous expenses decreased to $869,732 compared to $949,670 for the year ended December 31, 2019, mainly due to the decrease in the operations for Argentina. During the year ended December 31, 2020, advertising and promotion increased to $133,726 compared to $46,789 for the year ended December 31, 2019, mainly due to a change on the marketing strategy decided by the management of the Company. During the year ended December 31, 2020, the Company incurred travel expense in the amount of $154,043 (December 31, 2019 - $214,065). The main reason for the decrease was the isolation due to COVID-19 The Company incurred $1,205,657 in interest, financing charges and bank charges during the year ended December 31, 2019 compared to $1,912,553 in the prior year due to a reduction in the rates applied during 2020.  During the year ended December 31, 2020, maintenance and operation expenses decreased to $942,370 from $1,001,161 compared to December 31, 2019, mainly due to the efficiencies achieved by the Company incurring operating costs in order to generate revenue. During the year ended December 31, 2020, the Company recorded $508,446 in unrealized foreign exchange gain due to differences in functional and presentation currency which has been booked to accumulated other comprehensive loss. The Company's presentation currency is the Canadian Dollar. The functional currency of each of the entities included in the consolidated group is as follows: Tower One Wireless Corp. is the Canadian Dollar; Tower Three and Innervision are the Colombian Peso; Evolution Technology S.A. and Tower 3 are the Argentina Peso; TCTS is the US Dollar; and Mexmaken is the Mexican Peso. The Company records a cumulative translation adjustment due to the changes resulting from the fluctuation of foreign exchange rates.

Impact of Inflation

In May 2018, the Argentinean Peso underwent a severe devaluation resulting in Argentina's three-year cumulative inflation exceeding 100% in 2018, and consequently for the years ended December 31, 2018, 2019, 2020 and 2021, the Company determined that Argentina was in a state of hyperinflation. In 2021 the inflation was 50.94% compared to 2020.The Company's subsidiary, Evotech, operates in Argentina and the functional currency of Evotech is the Argentinian Peso.

Although we do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years, the hyperinflationary situation in Argentina helped contribute to a gain on net monetary position of $120,357 in 2021 compared to the $318,659 reported for 2020 and further increases in inflation in Argentina or the other markets in which we operate could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

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

The Company recorded $508,446 in gains related to foreign exchange translation adjustments in 2020 compared to a loss of $327,696 in 2019 and a loss of $480,132 in 2018. The foreign exchange translation loss in 2020 was primarily the result of the hyperinflationary situation in Argentina. The Company's functional currency is the Canadian dollar, while Tower Three conducts business in Colombia with the Colombian Peso and Evotech conducts business in Argentina with the Argentinian Peso and Comercializadora Mexmaken conducts business in Mexico with the Mexican Peso.  At December 31, 2021, the Company had the following financial instruments denominated in foreign currencies:

	Argentine Pesos	Colombian Pesos	Mexican Pesos	United States Dollars	Total
	$	$	$	$	$
Cash	95,002	750,276	8,891	130,955	985,125
Amounts receivable	433,233	6,608,587	419,240	692	7,461,725
Accounts payable and accrued liabilities	(159,773)	(7,145,543)	(584,213)	(480,830)	(8,370,319)
Customer deposits	-	(4,382,299)	(917,284)	(1,917)	(5,301,501)
Interest payable	-	(465,313)	-	-	(465,313)
Lease liability	-	(2,244,504)	(87,901)	-	(2,332,405)
Loans payable	-	(12,777,514)	(121,221)	-	(12,898,735)
Loans from related parties	-	-	-	-	-
Net	368,503	(19,656,310)	(1,282,488)	(351,099)	(20,921,396)

Despite the increase in foreign exchange translation losses in 2020, foreign currency fluctuations have not previously had a material impact on the Company's financial results. Consequently, the Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates and therefore does not hedge its exposure to currency fluctuations.  It is the opinion of management that the foreign exchange risk to which the Company is exposed is currently not material. However, the Company anticipates that the fluctuations of the Colombian, Mexican and Argentinian Pesos may impact the Company's financial results moving forward. The Company intends to monitor such potential impact and will possibly develop a hedging policy if such fluctuations become material.

Critical Accounting Estimates

The Company's accounting policies are presented in Note 3 of the audited financial statements for the years ended December 31, 2021 and 2020. The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires management to select accounting policies and make estimates.  Such estimates may have a significant impact on the financial statements.  Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. These include the assumptions used for:

• the determination of the impariment of ntangible assets;

• the determination of the allowance for credit losses;

• the determination of the recoverability of assets carrying values;

• the determination of the useful life of equipment;

• the determination of incremental borrowing rate used to measure the lease liability; and

• the determination of the value share based payments and compensation.

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

B.  Liquidity and Capital Resources.

Overview

The Company is a development stage company and prior to the completion of the Tower Three Transaction in 2017 had no regular cash inflows.  Selected financial data pertaining to liquidity and capital resources for the fiscal years ended December 31, 2021, 2020 and 2019 is presented below.

Comparison of Years Ended December 31, 2021, 2020 and 2019

Period ended
	2021	2020	Change between 2021 and 2020	2019	Change between 2020 and 2019
	$	$	$	$	$
Cash	1,059,386	122,759	936,627	56,629	66,130
Current Assets	7,554,418	1,691,241	5,863,177	2,959,907	(1,268,666)
Current Liabilities	24,303,734	20,815,824	3,487,910	20,018,665	797,159
Working Capital	(16,749,316)	(19,124,583)	2,375,267	(17,058,758)	(2,065,825)
Accumulated deficit	(32,247,379)	(25,352,460)	(6,894,919)	(23,585,459)	(1,767,001)
Cash used in operations	(5,416,863)	398,219	(2,008,355)	3,119,626	(2,721,407)
Cash flows from financing Activities	8,373,029	1,048,786	7,324,293	74,684	972,102
Interest Income	Nil	Nil	Nil	Nil	Nil

As of December 31, 2021, the Company had cash of $1,059,386 (compared with $122,759 for fiscal year 2020 and $56,629 for fiscal year 2019) and working capital of ($16,749,316) (compared with ($19,124,583) for fiscal year 2020 and ($17,058,758) for fiscal year 2019).  Working capital is calculated as current assets less current liabilities.

Cash increased by $936,627 in fiscal year 2021 compared to 2020.

In 2021, the Company received cash in the amount of $12,388,018 in proceeds from new loans.

During the year ended December 31, 2021, the Company spent $5,834,167 primarily on building towers for continuing operations, compared to $2,656,546 on December 31, 2020.

Working Capital increased by $2,375,267 in fiscal year 2021 compared to fiscal year 2020 primarily due to the decrease for the accounts receivable balance, asset held for sale due to the dispositions, the increase for the accounts payable and accrue liabilities ($332K) and the increase for the interest payable.

Current liabilities increased by $3,487,910 for the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020 primarily due to the increase of the loans, including the reclassification from non-current to current for the bonds payable that was partially offset by the reduction of the customer deposits due to the towers sold during the year.

Contributed Surplus

Contributed Surplus, which arises from the recognition of the estimated fair value of stock options and warrants, was $1,678,992 in 2021 compared to $1,706,089 for fiscal year 2020. During the year ended December 31, 2021, a total of 921,780 warrants expired unexercised. Upon expiry of the warrants, $33,535 was reversed from contributed surplus to deficit. The decrease in contributed surplus in 2021 compared to 2020 was primarily due to expiry of the warrants.

Share Capital

At December 31, 2021, the Company's share capital was $17,481,406 comprising 100,473,582 issued and outstanding Common Shares. (2020 - $16,900,668 comprising 94,103,732 issued and outstanding Common Shares). On April 30, 2020, the Company issued 714,286 common shares as a penalty to the holders of the convertible debentures, with a fair value of $24,286. The fair value of the penalty was not readily determinable, as such, the common shares were valued at the fair value of common shares on grant date.

Operating Activities

Cash used in operating activities during fiscal year 2021 was $5,416,863 (compared with $398,219 for fiscal year 2020 and $3,119,626 for fiscal year 2019). The increase in cash utilized in operating activities during fiscal year 2021 as compared to fiscal year 2020 was primarily the result of increase in impairment.

Investing Activities

Net cash used in investing activities was $2,073,663, $1,379,208, and $3,482,264 in fiscal year ended December 31, 2021, 2020 and 2019, respectively. Cash used in investing activities in 2021 primarily included cash used for the construction of cellular towers that was partially offset with the cash received from the sale of towers during 2021.

Financing Activities

The Company's cash inflows from financing activities were $8,373,029 in 2021 which was primarily the result the compensation of all the of repayments of debt and the new debt incurred during the year. The Company's cash inflows from financing activities were $1,048,786 in 2020 which was primarily the result the compensation of all the of repayments of debt and the new debt incurred during the year.

Capital Expenditures

The Company incurred capital expenditures of $5,834,167, $2,656,546, and $3,634,144 in 2021, 2020 and 2019 respectively. The expense in capital expenditures over the years is primarily due to cellular tower construction.

Borrowings

Outstanding Loans

As of December 31, 2021, there were an aggregate of $14,321,874 in loans outstanding. The details of such loans are as follows:

2021	2020	Currency	Terms
$	$
1,423,139	1,356,793	USD	Unsecured, due on demand
317,330	-	Colombian Pesos	Secured, repayable quarterly until Oct 2027.
2,538,643	-	Colombian Pesos	Secured, due on demand.
3,820,652	412,567	Colombian Pesos	Secured, due on completion of related projects
5,288,629	614,265	Colombian Pesos	Secured, due on April 2028
676,115	790,309	Colombian Pesos	Unsecured, due on Oct 2023
42,677	79,567	Colombian Pesos	Unsecured, repayable monthly until May 2023
93,468	150,984	Colombian Pesos	Unsecured, repayable monthly until Dec 2023
121,221	148,245	Mexican Pesos	Unsecured, due on demand
-	31,857	Argentine Pesos	Unsecured, due on demand
14,321,874	3,584,587

4,208,925	3,440,732	Current portion of loans payable
10,112,949	143,855	Long term portion of loans payable
14,321,874	3,584,587

During the year ended December 31, 2021, the Company has incurred interest expense of $432,576 on the loans payable, of which $307,863 (US$240,875) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

Bonds

From December 31, 2021, until April 29, 2022, the Company issued a total of 14,977 bonds included in the Units sold in the Fourth Tranche of the Bond Financing. During the year ended December 31, 2021, the Company issued a total of 1,499 bonds in the first three tranches of the Bond Financing. Each Unit was issued a price of $100, paid in cash or in exchange for existing bonds of the Company. In the year ended December 31, 2020, no bonds were issued by the Company. In the year ended December 31, 2019, the Company issued a total of 9,880 bonds at a price of $100 each for gross proceeds of $988,000. The bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% paid monthly, and mature September 30, 2022, or September 30, 2023, respectively. In connection with the bonds issued in the Bond Financing, the Company issued 1,468,434 Agent Warrants and paid a cash commission of $58,369 to an EMD.

Future Liquidity

At December 31, 2021, the Company had an accumulated deficit of $32,247,379, which has been funded primarily by loans from related parties and third parties.

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

Research and development activities are not material to the Company's business or operations and consequently, the Company had no research and development policies during of the last three years.

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

F. Tabular Disclosure of Contractual Obligations

Other than as disclosed below, we do not have any contractual obligations as of December 31, 2021, relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest fiscal year end balance sheet. The payments in the table below include estimated future principal and interest payments on our contractual obligations.

	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 Years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	10,039,853	10,039,853	10,039,853	-	-	-
Interest payable	668,805	668,805	294,826	-	-	373,979
Loans payable	14,321,874	14,321,874	4,208,925	232,288	95,266	9,785,395
Loans from related parties	1,560,394	1,560,394	1,560,394	-	-	-
Bonds payable	1,905,577	1,905,577	-	1,905,577	-	-
Lease liability	2,332,405	8,871,097	790,036	2,370,107	1,397,191	4,389,367
Total	30,828,908	30,828,908	16,894,034	4,507,973	1,492,456	14,548,741

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers:

Name and Position	Principal Occupation for Past Five Years	Date of Appointment to Office	Common Shares Held	Percentage of Common Shares Outstanding(1)
Alejandro Ochoa Interim Chief Financial Officer, Interim Secretary, President, Chief Executive Officer & Director	Founder and CEO of Tower Three SAS; and consultant to Mackie Research Capital Corporation's investment banking practice with a Latin American focus	January 12, 2017	12,005,000	11.95%
Luis Parra Chief Operating Officer	Partner and co-founder of QMC Colombia: Partner and co-founder of Ingeant SA.	August 15, 2017	Nil	Nil
Fabio Alexander Vasquez Director	Co-founder of Tower Three, and has been engaged in the Florida aviation business for over 25 years.	January 12, 2017	12,000,000	11.94%
Robert Nicholas Horsley Director	Director of Evolving Gold Corp (Since March 4, 2014)
Owner of Marksman Geological Ltd
Owner of Cervus Business Management Inc.
Partner in Howe And Bay Financial Corp
	Former Chief Executive Officer of the Company.	February 1, 2016	Nil	Nil
Hugo Ochoa Director	Owner and operator of SAP Truck & Auto Parts Corporation. Owns and operates commercial Real Estate properties in Colombia	September 9, 2020	8,118,055	8.08%

(1) As of December 31, 2021 we had 100,473,582 Common Shares outstanding.

Each of our directors will serve until the next annual meeting of our shareholders. None of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Company's Audit Committee consists of Alejandro Ochoa, Fabio Vasquez and Robert Horsley.

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

Fabio Alexander Vasquez, Director (Age: 55)

Mr. Vasquez is a co-founder of Tower Three and has been engaged in the Florida aviation business for over 25 years. He has been instrumental in the development and expansion of Miami Executive Aviation, a successful luxury charter aviation business which services Latin American clients. Mr. Vasquez is a citizen of Colombia who has decades of experience working in Colombia.

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

Hugo Ochoa (Age: 67)

Hugo Ochoa is a self-made entrepreneur who has a proven track record in operating international operations in his commercial Truck/Auto parts business, SAP Truck & Auto Parts Corp. He has successfully run his Truck/Auto parts business for over 40 years. As CEO of SAP, he has secured distribution of numerous global automotive companies and created the company's individual brands manufactured in China and distributed globally. In addition to SAP, Mr. Ochoa owns and operates commercial real estate in Colombia. Mr. Ochoa is the father of our Alejandro Ochoa, our President, Chief Executive Officer, interim Chief Financial Officer, interim Corporate Secretary and a Director

B. Compensation.

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

Name and Position	Fiscal Year Ended	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all other Compensation ($)	Total Compensation ($)
Alejandro Ochoa, Director, President, CEO, Interim CFO and Interim Corporate Secretary	2021 2020	267,392 468,300	Nil Nil	Nil Nil	Nil Nil	Nil Nil	267,392 468,300
Santiago Rossi, Former CFO	2021 2020	17,000 336,300	Nil Nil	Nil Nil	Nil Nil	Nil Nil	17,000 336,300
Luis Parra, COO	2021 2020	207,165 320,300	Nil Nil	Nil Nil	Nil Nil	Nil Nil	207,165 320,300
Fabio Alexander Fasquez, Director	2021 2020	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Robert Horsely, Director	2021 2020	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Hugo Ochoa Director	2021 2020	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1) Alejandro Ochoa was appointed as the President, CEO and a director of the Company on January 12, 2017. In addition, on January 31, 2021, Alejandro Ochoa was appointed as the Interim CFO and Interim Corporate Secretary.

(2) Santiago Rossi was the CFO of the Company from March 1, 2019 until January 31, 2021.

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

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and named executive officer by the Company or any subsidiary thereof in the year ended December 31, 2021 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof:

Compensation Securities
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
Alejandro Ochoa, Director, President, CEO, Interim CFO and Interim Corporate Secretary	N/A	N/A	Nil	Nil	Nil	Nil	Nil
Santiago Rossi, Former CFO	N/A	N/A	Nil	Nil	Nil	Nil	Nil
Luis Parra, COO	N/A	N/A	Nil	Nil	Nil	Nil	Nil
Fabio Alexander Fasquez, Director	N/A	N/A	Nil	Nil	Nil	Nil	Nil
Robert Horsely, Director	N/A	N/A	Nil	Nil	Nil	Nil	Nil
Hugo Ochoa, Director	N/A	N/A	Nil	Nil	Nil	Nil	Nil

Exercise of Compensation Securities by Directors and Named Executive Officers

The following table sets out each exercise by a director or named executive officers of compensation securities during the year ended December 31, 2021:

Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised (#)	Exercise Price per Security ($)	Date of Exercise	Closing Price per Security on Date of Exercise ($)	Difference between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date ($)
Alejandro Ochoa, Director, President, CEO, Interim CFO and Interim Corporate Secretary	N/A	N/A	Nil	Nil	Nil	Nil	Nil
Santiago Rossi, Former CFO	N/A	N/A	Nil	Nil	Nil	Nil	Nil
Luis Parra, COO	N/A	N/A	Nil	Nil	Nil	Nil	Nil
Fabio Alexander Vasquez, Director	N/A	N/A	Nil	Nil	Nil	Nil	Nil
Robert Horsely, Director	N/A	N/A	Nil	Nil	Nil	Nil	Nil
Hugo Ochoa, Director	N/A	N/A	Nil	Nil	Nil	Nil	Nil

Equity Compensation Plan Information as of December 31, 2021

Plan Category	Column (a) Number of securities to be issued upon exercise f outstanding options or upon vesting	Column (b) Weighted-average exercise price of outstanding options	Column (c) Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	3,275,000(1)	$0.30	16,819,716
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,275,000	$0.30	16,819,716

(1) Includes 1,275,000 stock options exercisable at a price of $0.30 each and 2,000,000 performance share units ("PSUs') convertible into Common Shares upon achievement of vesting, being the exchange of at least 60% of all Existing Bonds for Units in the Bond Financing. On January 10, 2022, the Company issued 2,000,000 Common Shares on conversion of the PSUs which vested.

(2) Based on the Company's issued and outstanding common shares of 100,473,582 as at December 31, 2020.

The Company does not have any equity compensation plans that were not approved by shareholders.

2021 Equity Incentive Plan

The Board adopted a stock option plan (the "Option Plan"), which was approved by shareholders on May 20, 2016 at the Our Board adopted an omnibus equity incentive plan on August 16, 2021 (the "2021 Equity Incentive Plan") which was ratified by the shareholders of the Corporation at the Corporation's Annual General Meeting on September 22, 2021. The 2021 Equity Incentive Plan replaced the Company's previous stock option plans (the "Previous Option Plans"). The 2021 Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Common Shares), provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the 2021 Equity Incentive Plan, shall not exceed 20% of the Company's issued and outstanding Common Shares from time to time, such number being 20,094,716 as at December 31, 2021. The 2021 Equity Incentive Plan is considered an "evergreen" plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the 2021 Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases.

The 2021 Equity Incentive Plan also provides that the aggregate number of Common Shares (a) issuable to insiders at any time (under all of the Company's security-based compensation arrangements) cannot exceed 10% of the Company's issued and outstanding Common Shares and (b) issued to insiders within any one year period (under all of the Company's security-based compensation arrangements) cannot exceed 10% of the Company's issued and outstanding Common Shares. Any Common Shares issued by the Company through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of awards granted under the 2021 Equity Incentive Plan.

The Plan Administrator (as defined in the 2021 Equity Incentive Plan) is determined by the Board, and is initially the Board. The 2021 Equity Incentive Plan may in the future continue to be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the 2021 Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine. In addition, the Plan Administrator interprets the 2021 Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the 2021 Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2021 Equity Incentive Plan.

All directors, employees and consultants are eligible to participate in the 2021 Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2021 Equity Incentive Plan is determined in the sole and absolute discretion of the Plan Administrator.

Awards of Stock Options, RSUs and PSUs may be made under the 2021 Equity Incentive Plan. All of the awards are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2021 Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the 2021 Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

As at December 31, 2021, there were 2,000,000 PSUs outstanding which were convertible into Common Shares upon achievement of vesting, being the exchange of at least 60% of all Existing Bonds for Units in the Bond Financing. On January 10, 2022, the Company issued 2,000,000 Common Shares on conversion of the PSUs which vested.

Employment Agreements

For the year ended December 31, 2021, other than as set forth below, the Company does not have any employment, consulting or management agreements or arrangements with any of the Company's current NEOs or directors.

The Company entered into an employment agreement with Mr. Alejandro Ochoa effective October 31, 2018 with regards to his employment as the President and Chief Executive Officer of the Company. The agreement is for an indefinite term and will continue until such time unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Mr. Ochoa a base salary of $240,000 annually. The Company actually paid Mr. Ochoa a total of $267,392. The discrepancy was as a result of approximately $2,000 per month related to health insurance payments and an adjustment of monthly compensation. Mr. Ochoa is also eligible, on each anniversary of the agreement, commencing on January 1, 2019, to (a) the equivalent of one (1%) percent of the total issued common shares of the Company, or (b) two (2%) percent of the total issued common shares of the Company, for any complete year that the Company (including Affiliates) has three hundred (300) or more Co-location Tenants (as that term is defined in the employment agreement).

The Company entered into an employment agreement with Mr. Luis Parra effective October 31, 2018 with regards to his employment as the Chief Operating Officer of the Company. The agreement is for an indefinite term and will continue until such time unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Mr. Parra a base salary of $180,000 annually. The Company actually paid Mr. Parra a total of $207,165. The discrepancy was as a result of approximately $2,000 per month related to health insurance payments and an adjustment of monthly compensation. Mr. Parra is also eligible to earn a cash bonus for each completed tower and Co-location Tenants (as that term is defined in the employment agreement) that are in place as at December 31st each year. In addition, on each anniversary of the agreement, commencing on January 1, 2019, Mr. Parra is eligible to earn the equivalent of one (1%) percent of the total issued common shares of the Company.

The Company entered into an employment agreement with Mr. Santiago Rossi on October 31, 2018 and effective March 31, 2019 with regards to his employment as the Chief Financial Officer of the Company. Pursuant to the agreement, the Company agreed to pay Mr. Rossi a base salary of $180,000 annually. Mr. Rossi was also eligible to earn a cash bonus for each completed tower and Co-location Tenants (as that term is defined in the employment agreement) that were in place as at December 31st each year. In addition, on each anniversary of the agreement, commencing on January 1, 2019, Mr. Rossi was eligible to earn the equivalent of one (1%) percent of the total issued common shares of the Company. The agreement, which was for an indefinite term, was terminated in February 2021.

Corporate Governance

Composition of the Board

In order to attempt to facilitate its exercise of independent supervision over management, the Company's board of directors (the "Board") has established a goal that the Board be composed of a majority of independent directors. However, because of the Company's size and limited operating history the Board has not been able to recruit enough candidates for the Board in order to meet this goal.  Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. In establishing the standard for what qualifies as an independent director, the Board has adopted the independence standard outlined in National Instrument 58-101 - Disclosure of Corporate Governance Practices, which is applicable to Canadian public companies.  The Board currently has four directors. As defined in NI 52-110, Mr. Ochoa, the Company's Chief Executive Officer and President, is not "independent", as he is an executive officer of the Company, and Messrs. Horsley and Vasquez are independent.

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

Relevant Education and Experience

Please see above for the biographies of Alejandro Ochoa and Robert Horsley.

Pre-Approval Policies on Certain Exemptions

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. The Company's auditors have not provided any material non-audit services.

Compensation Committee

The Company does not currently have a compensation committee as the Board performs the functions that a compensation committee would normally perform.

D. Employees

As of December 31, 2021, the Company employed 68 individuals in the following countries:

Country	Employee Head Count
Colombia	55
Argentina	5
Ecuador	1
Mexico	3
USA	4

The Company outsources site acquisition, tower manufacturing and civil works to third parties. As of December 31, 2021, the Company had 44 third parties outsourced in each of the above categories as follows:

Outsourced Services	Site Acquisition	Tower Manufacture	Civil Works
Colombia	10	5	15
Ecuador	2	2	2
Mexico	2	3	3

E. Share Ownership.

The following table sets forth, as of December 31, 2021: (a) the names of each beneficial owner of more than five percent (5%) of our Common Shares known to us, the number of shares of common stock beneficially owned by each such person, and (b) the names of each director and officer, the number of shares our common stock beneficially owned, and the percentage of our common stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Position	Common Shares Held	Percentage of Common Shares Outstanding(1)	Percentage of Votes Held
Alejandro Ochoa President, Chief Executive Officer, Interim Chief Financial Officer, Interim Corporate Secretary & Director	12,005,000	11.95%	11.95%
Luis Parra, Chief Operating Officer	Nil	Nil	Nil
Fabio Alexander Vasquez Director	12,000,000	11.94%	11.94%
Robert Nicholas Horsley Director	Nil	Nil	Nil
Hugo Ochoa	8,118,055	8.08%	8.08%

(1) Based on 100,473,582 Common Shares outstanding on December 31, 2021.

As at December 31, 2021 the registrar and transfer agent for our company reported that there were 100,473,582 common shares of our company issued and outstanding. Of these, 49,655,207 were registered to Canadian residents, including 45,982,347 shares registered to CDS & Co., which is a nominee of the Canadian Depository for Securities Limited. The 49,655,207 shares were registered to 106 shareholders in Canada, one of which is CDS & Co. 50,811,944 of our shares were registered to residents of the United States, including 18,589,876 shares registered to CEDE & Co., which is a nominee of Depository Trust Company. The 50,811,944 shares were registered to 9 shareholders in the United States, one of which is CEDE & Co. 6,431 of our shares were registered to residents of other foreign countries (1 shareholder).

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

Loans payable to related parties include loans and advances received from related individuals and companies. As at December 31, 2021 and December 31, 2020, the Company had the following loan balances with related parties:

2021	2020	Currency	Rate	Terms
$	$
1,560,394	3,839,459	USD	12%-18%	Unsecured, due on demand
-	18,546	Colombian Pesos	0%	Unsecured, due on demand
-	12,743	Argentine Pesos	18%	Unsecured, due on demand
1,560,394	3,870,748

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

During the year ended December 31, 2021, the Company has incurred interest expense of $702,495 (US$549,717) (2020 - $352,439 (US$262,994)) in connection with the related party loans noted above. As at December 31, 2021, $168,741 (2020 - $562,260) of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

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

Legal Proceedings

The cities of Quilmes, Bolivar and San Rafael filed claims against Evolution for dismantling towers in the respective cities. Quilmes is claiming a fine of $18,536 (1,489,005 Argentine Pesos). The fines have been accrued by the Company. The outcome of these legal proceedings cannot be determined at December 31, 2021 and no additional amounts have been accrued.

On June 3, 2021, the Company entered into an Asset Transfer Agreement whereby the Company agreed to sell certain towers. Pursuant to the Asset Transfer Agreement, the Company is liable for any claims made relating to the agreement up to a maximum liability amount of $300,000. The Company estimates that the likelihood of a claim being made is remote and no amounts have been accrued as at December 31, 2021.

Dividend Distributions

We did not declare or pay any dividends to our shareholders in 2021. The actual timing, payment and amount of dividends paid on our Common Shares is determined by our Board, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our Board considers relevant.

B. Significant Changes

There have been no significant changes since the financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company's Common Shares are listed for trading on the CSE under the symbol of "TO", the Frankfurt Stock Exchange under the symbol "1PSN" and are quoted on the Pink Open Market operated by the OTC Markets Group under the symbol "TOWTF".

B. Plan of Distribution

Not applicable.

C. Markets

The Company's Common Shares are currently traded on the CSE under the symbol "TO", the Frankfurt Stock Exchange under the symbol "1PSN" and are quoted on the Pink Open Market operated by the OTC Markets Group under the symbol "TOWTF".

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

C. Material Contracts

Except for contracts entered into by the Company in the ordinary course of business, the only material contracts entered into by the Company in the previous two years are the following:

(a) On January 16, 2020, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of ARS$2,113,800. The loan is unsecured, bears interest at 18% per annum and is due on demand. The loan was fully settled in August 2021.

(b) On March 19, 2020 the Company and KW Capital Partners Limited and Plazacorp Investments Ltd. further extended the term of certain convertible debentures to June 2020. In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a penalty to be satisfied by issuing 714,286 common shares. During the year ended December 31, 2020, the Company issued the 714,286 common shares, with a fair value of $24,286, and recorded the penalty as interest expense in the consolidated statement of comprehensive loss. In June 2020, the Company repaid the convertible debenture balance of $745,000 in full. With this repayment, the Company repaid in full the convertible debenture loan balance and discharged the security interest associated with the loan.

(c) On May 21, 2020, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP$250,000,000. The loan is unsecured, bears interest at 10.67% per annum, and is repayable through monthly installments until May 2023. As at December 31, 2021, a principal amount of CDN$42,677 (COP$134,488,293) remains outstanding.

(d) On October 14, 2020, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP$2,130,633,223. The loan is unsecured, bears interest at 12% per annum, and is due in October 2023. As at December 31, 2021, a principal amount of CDN$676,115 (COP$2,130,633,223) remains outstanding.

(e) On November 10, 2020, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of MXN$2,311,865. The loan is unsecured, bears interest at nil% per annum, and is due on demand. As at December 31, 2021, a principal amount of CDN$121,221 (MXN$1,948,351) remains outstanding.

(f) On December 21, 2020, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP$405,000,000. The loan is unsecured, bears interest at 5.905% per annum, and is repayable through monthly installments until December 2023. As at December 31, 2021, a principal amount of $93,468 (COP$294,545,457) remains outstanding.

(g) The Company entered into loan agreements with various shareholders whereby the Company was loaned an aggregate principal amount of USD$1,113,663. The loans are unsecured, bear interest ranging from 0% to 18% per annum, and are due on demand. As at December 31, 2021, aggregate principal amounts of $1,423,139 (USD$1,113,663) remains outstanding.

(h) On March 11, 2021, the Company entered into a loan agreement with Itau Corpbanca Colombia SA ("Itau") whereby the Company was loaned a total of COP$31,632,000,000 for the purpose of funding the development of certain towers. The loan is secured against the towers funded by the loan proceeds, as well as the economic rights for collection of tower rents relating to such towers, bears interest at 4.615% plus IBR 6 months per annum and is due in September 2030.

(i) On April 2, 2021, the Company entered into a collaboration agreement with Commerk S.A.S. ("Commerk") to operate collaboratively on the development, construction and operation of telecommunication projects in Columbia., whereby Commerk will provide equity contributions towards each individual tower projects operated under the collaboration agreement. The equity contributions are secured against the towers constructed and operated for each project as well as the economic rights for collection of tower rents relating to such towers, bear interest at 6.2% per annum, and are due upon completion of the related projects. Prior to the collaboration agreement, the Company received preliminary equity contributions totaling COP$4,536,891,697. As at December 31, 2021 the principal amount of equity contributions of CDN$3,820,652 remains outstanding.

(j) On September 1, 2021, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP$1,000,000,000. The loan is secured against a financial guarantee provided by the Fondo Nacional De Garantias S.A., bears interest at 10.11% per annum, and is repayable through quarterly installments until October 2027. As at December 31, 2021, a  principal amount of CDN$317,330 (COP$1,000,000,000) remains outstanding.

(k) On September 14, 2021, the Company entered into a loan agreement with Itau whereby the Company was loaned a total of COP$40,463,000,000 for the purpose of funding the development of certain towers. The loan is secured against the towers funded by the loan proceeds as well as the economic rights for collection of tower rents relating to such towers, bears interest at 4.39% plus IBR 6 months per annum, and is due in May 2031.

(l) On October 11, 2021, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP$8,000,000,000 for the purpose of funding the development of certain towers. The loan is secured against the economic rights for collection of revenue relating to construction of certain towers under a separate construction contract with a party related to the loanee, bears interest at 7.02% per annum and is due in April 2022. As at December 31, 2021, a principal amount of $2,538,643 (COP$8,000,000,000) remains outstanding.

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

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm's length with us, and is not affiliated with us, (iii) holds our common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a "registered non-resident insurer" or "authorized foreign bank" (each as defined in the Income Tax Act (Canada)), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the "Tax Treaty"), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as "U.S. Holders", and this summary only addresses such U.S. Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Income Tax Act (Canada), the regulations thereunder in force at the date hereof, the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Income Tax Act (Canada) and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Income Tax Act (Canada), all amounts relating to the acquisition, holding or disposition of our securities must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on our common shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and substantiates eligibility for the benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%).

Dispositions

A U.S. Holder will not be subject to tax under the Income Tax Act (Canada) on a capital gain realized on a disposition or deemed disposition of a security, unless the security is "taxable Canadian property" to the U.S. Holder for purposes of the Income Tax Act (Canada) and the U.S. Holder is not entitled to relief under the Tax Treaty.

Generally, our common shares will not constitute "taxable Canadian property" to a U.S. Holder at a particular time unless, at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such security was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) "Canadian resource properties" (as defined in the Income Tax Act (Canada)), (iii) "timber resource properties" (as defined in the Income Tax Act (Canada)), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Income Tax Act (Canada), common shares could also be deemed to be "taxable Canadian property".

If our common shares become listed on a "designated stock exchange" as defined in the Income Tax Act (Canada) and are so listed at the time of disposition, our common shares generally will not constitute "taxable Canadian property" of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the shares of our company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Income Tax Act (Canada)), timber resource properties (as defined in the Income Tax Act (Canada)) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Income Tax Act (Canada), common shares could also be deemed to be "taxable Canadian property".

U.S. Holders who may hold common shares as "taxable Canadian property" should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Income Tax Act (Canada), none of which is described in this summary.

United States Federal Income Tax Information for United States Holders.

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our securities. This summary applies to U.S. Holders that hold our common shares as capital assets.  This summary applies only to U.S. Holders that acquire securities pursuant to this prospectus and does not apply to any subsequent U.S. Holder of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, net investment income, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of our common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust that (i) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions; or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of common shares pursuant to this prospectus (whether or not any such transactions are undertaken in connection with the purchase of common shares pursuant to this prospectus).

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership or disposition of our securities by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a "mark-to-market" accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own our securities as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire our securities in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power, of our outstanding stock.

This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold our securities in connection with carrying on a business in Canada; (d) persons whose securities in our company constitute "taxable Canadian property" under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership or disposition of our common shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership or disposition of our common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax considerations for any such partner or partnership (or other "pass-through" entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares.

Acquisition of Our Securities

A U.S. Holder generally will not recognize gain or loss upon the acquisition of our securities for cash pursuant to this prospectus. A U.S. Holder's holding period for such common shares will begin on the day after the acquisition.

Ownership and Disposition of Our Common Shares

Distributions on Our Common Shares

Subject to the "passive foreign investment company" ("PFIC") rules discussed below (see "Tax Consequences if Our Company is a PFIC"), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of our company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of our company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares (see "Sale or Other Taxable Disposition of Our Common Shares" below). However, we may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by our company with respect to our common shares will constitute a dividend. Dividends received on our common shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations. If our company is eligible for the benefits of the Canada-U.S. Tax Convention or our common shares are readily tradable on an established securities market in the U.S., dividends paid by our company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that our company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of our common shares, will be treated in the manner described below under "Receipt of Foreign Currency." If a U.S. Holder is subject to Canadian withholding tax on dividends paid on the holder's common shares, the U.S. Holder may be eligible to claim a foreign tax credit as described below under "Foreign Tax Credit."  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Our Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of our common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder's holding period for such security is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.  Any gain or loss recognized from the sale, exchange or other disposition of common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code.  See "Foreign Tax Credit" below.

PFIC Status of Our Company

If our company is or becomes a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of our common shares. The U.S. federal income tax consequences of owning and disposing of our common shares if our company is or becomes a PFIC are described below under the heading "Tax Consequences if Our Company is a PFIC."

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the "income test") or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income (the "asset test"). For purposes of the PFIC provisions, "gross income" generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value). Under certain attribution and indirect ownership rules, if our company is a PFIC, U.S. Holders will generally be deemed to own their proportionate shares of our company's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC").

If certain conditions are met, a start-up non-U.S. corporation is not a PFIC in the first year that it has gross income, but it could be a PFIC in one or more earlier years in which it has no gross income but satisfies the asset test. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income.  The percentage of a corporation's assets that produce or are held for the production of passive income generally is determined based upon the average ratio of passive assets to total assets calculated at the end of each fiscal quarter.  On December 4, 2020, the Treasury and IRS published a set of final and proposed regulations and guidance on PFICs. Among other changes that were made in the final regulations, a change in the computation of the 50% passive asset test described above will be implemented that will close off any alternative method of calculating assets that was advantageous to taxpayers. Taxpayers must calculate the value of assets at the end of each measuring period, then use the "weighted average" of those values to determine the value of assets for the passive asset test for the taxable year. Under the old rules, the "weighted average" arguably could be calculated based on value, or percentage. Final regulations section 1.1297-1(d)(1)(i) now requires the weighted average to be calculated based on the average value at the end of each measuring period (generally each of the four quarters that make up the company's taxable year, unless an election is made to use an alternative measuring period (such as a week or month)). In addition, in new proposed regulations section 1.1297-1(d)(2), a limited exception to the treatment of working capital to take into account the short-term cash needs of operating companies was provided for purposes of measuring the passive asset test. This new rule provides that an amount of cash held in a non-interest bearing account that is held for the present needs of an active trade or business and is no greater than the amount reasonably expected to cover 90 days of operating expenses incurred in the ordinary course of the trade or business of the foreign corporation (for example, accounts payable for ordinary operating expenses or employee compensation) is not treated as a passive asset. The Treasury Department and the IRS indicated that they continue to study the appropriate treatment of working capital for purposes of the passive asset test.

Although the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our common shares, and the amount and type of our gross income we do not believe that we were a PFIC for the taxable year ended December 31, 2021.  Our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurance regarding our PFIC status for the taxable year ending December 31, 2022 or for subsequent taxable years.  U.S. Holders who own our common shares for any period during which we are a PFIC will be required to file IRS Form 8621 for each tax year during which they hold our common shares. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested.  However, the determination of our PFIC status is made annually after the close of each taxable year and it is difficult to predict before such determination whether we will be a PFIC for any given taxable year.  Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS will agree with our conclusion.  No assurance can be provided regarding our PFIC status, and neither we nor our United States counsel expresses any opinion with respect to our PFIC status.

Tax Consequences if Our Company is a PFIC

If our company is a PFIC for any tax year during which a U.S. Holder owns our common shares, special rules may increase such U.S. Holder's U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If our company meets the income test or the asset test for any tax year during which a U.S. Holder owns our common shares, our company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether our company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder (i) elects to recognize any unrealized gain in such common shares or (ii) makes a timely and effective election to treat our company and each Subsidiary PFIC as a "qualified electing fund" (a "QEF") under Section 1295 of the Code (a "QEF Election") or (iii) makes a timely and effective "mark-to-market" election under Section 1296 of the Code (a "Mark-to-Market Election").

Under the default PFIC rules, where no QEF Election or Mark-to-Market Election is made:

• any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of our common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any "excess distribution" (defined as a distribution to the extent it, together with all other distributions received in the relevant tax year, exceeds 125% of the average annual distribution received during the preceding three years) received on our common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder's holding period for our common shares;

• the amount allocated to the current tax year and any year prior to the first year in which our company was a PFIC will be taxed as ordinary income in the current year;

• the amount allocated to each of the other tax years (the "Prior PFIC Years") will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;

• an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and

• any loss realized on the disposition of our common shares generally will not be recognized.

A U.S. Holder that makes a timely and effective QEF election or Mark-to-Market election (as discussed below) may generally mitigate or avoid the PFIC consequences described above with respect to our common shares. These adverse tax consequences also would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares.  In addition, if a non-electing U.S. Holder who is an individual dies while owning our common shares, such U.S. Holder's successor generally would not receive a step-up in tax basis with respect to such common shares, but instead would have a tax basis equal to the lower of the fair market value of such common shares or the decedent's tax basis in such common shares.

QEF Election.  If a U.S. Holder makes a timely and effective QEF Election, the U.S. Holder must include currently in gross income each year its pro-rata share of our company's ordinary income and net capital gains, regardless of whether such income and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary income or gains without a corresponding receipt of cash from our company. If our company is a QEF with respect to a U.S. Holder, the U.S. Holder's basis in our common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in our common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of our common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains and the denial of the basis step-up at death described above would not apply.  A U.S. Holder must make a QEF Election on IRS Form 8621 for our company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from our company setting forth the ordinary income and net capital gains for the year. In the event we become a PFIC, we do not intend to provide all information and documentation that a U.S. shareholder making a QEF election is required to obtain for U.S. federal income tax purposes (e.g., the U.S. shareholder's pro rata share of ordinary income and net capital gain, and a "PFIC Annual Information Statement" as described in applicable U.S. Treasury regulations). In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election applies. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular circumstances, including if it had a reasonable belief that our company was not a PFIC and filed a protective election. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for our company and any Subsidiary PFIC.

Mark-to-Market Election.  As an alternative to a QEF Election, a U.S. Holder may also mitigate the adverse tax consequences of PFIC status by timely making a Mark-to-Market Election, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations.  A Mark-to-Market Election may be made with respect to "marketable stock" in a PFIC if such stock is "regularly traded" on a "qualified exchange or other market" (within the meaning of the Code and the applicable Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be "regularly traded" for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If our common shares are considered to be "regularly traded" within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to such security but not with respect to a Subsidiary PFIC. Upon closing, our common shares will be listed or posted for trading on a stock quotation system and therefore should be considered to be "regularly traded" for this purpose. Whether our common shares are regularly traded on a qualified exchange is an annual determination based on facts that, in part, are beyond our control.  When these securities become "regularly traded," a U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to such securities generally will be required to recognize as ordinary income in each tax year in which our company is a PFIC an amount equal to the excess, if any, of the fair market value of such stock as of the close of such taxable year over the U.S. Holder's adjusted tax basis in such stock as of the close of such taxable year. A U.S. Holder's adjusted tax basis in our securities generally will be increased by the amount of ordinary income recognized with respect to such stock. If the U.S. Holder's adjusted tax basis in our securities as of the close of a tax year exceeds the fair market value of such stock as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such stock for all prior taxable years. A U.S. Holder's adjusted tax basis in our securities generally will be decreased by the amount of ordinary loss recognized with respect to such stock. Any gain from a sale, exchange or other disposition of the common shares in any taxable year in which we are a PFIC (i.e., when we meet the gross income test or asset test described above) would be treated as ordinary income and any loss from a sale, exchange or other disposition would be treated first as an ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as a capital loss.  If we cease to be a PFIC, any gain or loss recognized by a U.S. Holder on the sale or exchange of the common shares would be classified as a capital gain or loss. Capital losses are subject to significant limitations under the Code. If a Mark-to-Market Election with respect to our common shares is in effect on the date of a U.S. Holder's death, the tax basis of the common shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the common shares.  Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to our common shares.

Election Tax Risks.  Certain economic risks are inherent in making either a QEF election or a mark-to-market election. If a QEF election is made, it is possible that earned income will be reported to a U.S. Holder as taxable income and income taxes will be due and payable on such an amount. A U.S. Holder of our common shares may pay tax on such "phantom" income, i.e., where income is reported to it pursuant to the QEF Election, but no cash is distributed with respect to such income. There is no assurance that any distribution or profitable sale will ever be made regarding our common shares, so the tax liability may result in a net economic loss. A mark-to-market election may result in significant share price gains in one year causing a significant income tax liability. This gain may be offset in another year by significant losses. If a mark-to-market election is made, this highly variable tax gain or loss may result in substantial and unpredictable changes in taxable income. The amount included in income under a mark-to-market election may be substantially greater than the amount included under a QEF election. Both the QEF and mark-to-market elections are binding on the U.S. Holder for all subsequent years that the U.S. Holder owns our shares unless permission to revoke the election is granted by the IRS.

Purging Election.  If we are a PFIC at any time when a U.S. Holder holds our common shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds our common shares even if we cease to meet the PFIC gross income test or asset test in a subsequent year.  However, if we cease to meet these tests, a U.S. Holder can avoid the continuing impact of the PFIC rules by making a special election (a "Purging Election") to recognize gain by making a "deemed sale" election with respect to all of the U.S. Holder's common shares and have such common shares deemed to be sold at their fair market value on the last day of the last taxable year during which we were a PFIC. The shareholder makes a purging election under Code section 1298(b)(1) and regulations section 1.1298-3 on IRS Form 8621 attached to the shareholder's tax return (including an amended return), or requests the consent of the IRS Commissioner to make a late election under Code section 1298(b)(1) and regulations section 1.1298-3(e) ("late purging election") on Form 8621-A.  In addition, for a U.S. Holder making such an election, a new holding period would be deemed to begin for our common shares for purposes of the PFIC rules. After the Purging Election, the common shares with respect to which the Purging Election was made will not be treated as shares in a PFIC unless we subsequently again become a PFIC.

Each U.S. person who is a shareholder of a PFIC generally must file an annual report (on IRS Form 8621) with the IRS containing certain information, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of common shares, the consequences to them of an investment in a PFIC, any elections available with respect to the common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of common shares in the event we are considered a PFIC.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of our common shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to our common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership, sale or other taxable disposition of our common shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of  "specified foreign financial assets" includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder's shares of our common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938 for specified foreign financial assets, filing obligations relating to the PFIC rules including possible reporting on IRS Form 8621, and any other applicable reporting requirements.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of  (a) distributions on our common shares, and (b) proceeds arising from the sale or other taxable disposition of our common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number ("TIN") (generally on Form W-9), (b) furnishes an incorrect U.S. TIN, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. TIN and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules are allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Certain Reporting Requirements

A U.S. Holder that acquires common shares generally will be required to file Form 926 with the IRS if (1) immediately after the acquisition such U.S. Holder, directly or indirectly, owns at least 10% of the common shares, or (2) the amount of cash transferred in exchange for common shares during the 12-month period ending on the date of the acquisition exceeds US$100,000. Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP OR DISPOSITION OF OUR COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

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

Inflation-related risks

In May 2018, the Argentinean Peso underwent a severe devaluation resulting in Argentina's three-year cumulative inflation exceeding 100% in 2018, and consequently for the years ended December 31, 2018, 2019, 2020 and 2021, the Company determined that Argentina was in a state of hyperinflation. In 2021 the inflation was 50,94% compared to 2020.The Company's subsidiary, Evotech, operates in Argentina and the functional currency of Evotech is the Argentinian Peso.

Although we do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years, the hyperinflationary situation in Argentina helped contribute to a gain on net monetary position of $120,357 in 2021 compared to the $318,659 reported for 2020 and further increases in inflation in Argentina or the other markets in which we operate could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

.

Financial Instruments and Risk

Fair values

The Company's financial instruments include cash, amounts receivable, bank indebtedness, accounts payable, due to related parties and loans payable. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

The following table summarizes the carrying values of the Company's financial instruments:

	2021	2020	2019
		$	$
Financial assets at fair value through profit or loss (i)	1,059,386	122,759	56,629
Loans and receivables (ii)	4,819,388	1,166,502	1,808,397
Other financial liabilities (iii)	25,922,121	11,823,616	9,359,225

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

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $4,819,388 (2019 - $1,808,397). Accounts receivable are shown net of provision of credit losses of $7,617 (2019 - $179,868).

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

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company's financial liabilities as at December 31, 2021 based on the undiscounted contractual cash flows:

	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 Years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	10,039,853	10,039,853	10,039,853	-	-	-
Interest payable	668,805	668,805	294,826	-	-	373,979
Loans payable	14,321,874	14,321,874	4,208,925	232,288	95,266	9,785,395
Loans from related parties	1,560,394	1,560,394	1,560,394	-	-	-
Bonds payable	1,905,577	1,905,577	-	1,905,577	-	-
Lease liability	2,332,405	8,871,097	790,036	2,370,107	1,397,191	4,389,367
Total	30,828,908	30,828,908	16,894,034	4,507,973	1,492,456	14,548,741

The Company has a working capital deficiency as of December 31, 2021, of $16,749,316. Customer deposits consist of funds received from customers in advance of towers sold. As of December 31, 2021, the Company received $5,301,501 (2020 - $5,621,307) in customer deposits.

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

The Company has not hedged its exposure to currency fluctuations. On December 31, 2021, the Company had the following financial instruments denominated in foreign currencies:

	Argentine Pesos	Colombian Pesos	Mexican Pesos	United States Dollars	Total
	$	$	$	$	$
Cash	95,002	750,276	8,891	130,955	985,125
Amounts receivable	433,233	6,608,587	419,240	692	7,461,725
Accounts payable and accrued liabilities	(159,733)	(7,145,543)	(584,213)	(480,830)	(8,370,319)
Customer deposits	-	(4,382,299)	(917,284)	(1,917)	(5,301,501)
Interest payable	-	(465,313)	-	-	(465,313)
Lease liability	-	(2,244,504)	(87,901)	-	(2,332,405)
Loans payable	-	(12,777,514)	(121,221)	-	(12,898,735)
Loans from related parties	-	-	-	-	-
Net	368,502	(19,656,310)	(1,282,488)	(351,100)	(20,921,396)

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company's assets and liabilities can change due to a change in interest rates. Loan payables have a fixed interest rate between 12% and 18%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2021, the end of the period covered by this annual report, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934).  Our principal executive and financial officers supervised and participated in this evaluation.  Based on this evaluation, our principal executive and financial officers each concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report. The design of any system of controls is based in part upon various assumptions about the likelihood of future events, and there can be no assurance that any of our plans, products, services or procedures will succeed in achieving their intended goals under future conditions.

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

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934.  The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.  Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2021.  In making this assessment management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Based on our assessment and the criteria discussed above, management believes that, as of December 31, 2021, the Company's internal control over financial reporting was effective.

Item 16A. Audit Committee Financial Experts

The Board has determined that Fabio Alexander Vazquez qualifies as an "audit committee financial expert" and is "independent", as such term is used in Nasdaq Marketplace Rule 5605(a)(2).

Item 16B. Code of Ethics

The Board has approved a Code of Business Conduct and Ethics (the "Code"), which is filed herewith as an exhibit to this Form 20-F to be followed by the Company's directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company's agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflicts of interest, protect confidential or proprietary information and comply with the applicable government laws and securities rules and regulations. The Board does not actively monitor compliance with the Code but requires prompt notification of apparent or actual breaches so that it may investigate and take action. The Code has been circulated to all employees.

The Company has not granted a waiver, including an implicit waiver, from a provision the Code during the last fiscal year.

Item 16C. Principal Accountant Fees and Services

The Company's independent registered auditors are Smythe LLP, Chartered Professional Accountants, with a business address at #1700 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3. Smythe LLP, Chartered Professional Accountants, are members of the Chartered Professional Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. Smythe LLP, Chartered Professional Accountants, has advised that it is independent with respect to the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia. Smythe LLP, Chartered Professional Accountants were first appointed as the Company's auditors in 2020.

The following table presents fees for professional audit services for the audit of the Company's annual financial statements by Smythe LLP for the fiscal years 2021 and 2020 and fees billed for other services rendered during 2021 and 2020. On March 9, 2020 Manning Elliott LLP resigned as the auditors of the Company and Smythe LLP was appointed as the auditors of the Company. Smythe LLP was engaged as auditors for the fiscal year 2019 and going forward are the auditors for the Company.

	Fiscal 2021	Fiscal 2020	Fiscal 2019

Type of Service/Fee

Audit Fees (1)	$182,270	$267,115	$290,751
Audit Related Fees (2)	$-	$-	$-
Tax Fees (3)	$-	$-	$-
All Other Fees	$-	$-	$-

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

Item 18.  Financial Statements

The Company's audited consolidated financial statements for fiscal year ended December 31, 2021, as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. All of the financial information is presented herein in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19.  Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of the Company.*
1.2	Certified Copy of Notice of Articles dated October 7, 2020.*
1.3	Certificate of Change of Name dated December 28, 2016.*
4.1	Omnibus Equity Incentive Plan.**
4.2	Summary of Loan Agreement with Itau Corpabanca Colobia SA dated March 11, 2021**
4.3	Summary of Collaboration Agreement with Commerk S.A.S. dated April 2, 2021.**
4.4	Summary of Loan Agreement with Itau Corpbanca Colobia SA dated September 14, 2021.**
8.1	List of significant subsidiaries of the Company.*
11.1	Code of Business Conduct and Ethics.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
15.2	Audit Committee Charter*
99.1**	Audited Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019
101.INS**	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed with previous Form 20-Fs

**Filed herewith.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TOWER ONE WIRELESS CORP.

Date: May 18, 2022	By:	/s/ Alejandro Ochoa
Name: Alejandro Ochoa
Title: Chief Executive Officer and Interim Chief Financial Officer