Form 20-F/A
period 2021-12-31
TOWER ONE WIRELESS CORP.
filed 2022-10-27
CIK 1579026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

_________________________________________

Washington, D.C. 20549

FORM  20-F/A

(Amendment No.1)

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Tower One Wireless Corp. (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 19, 2022 (the “Original Filing”). The Company is filing this Amendment to amend certain disclosures in the Original Filing regarding the business and operations of the Company.

Except as described above, the Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on May 19, 2022.

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

The Company may seek to expand and develop its business, including through future potential acquisitions, increased product offerings, or other strategic growth opportunities. In the ordinary course of business, the Company may review, analyze, and evaluate various potential transactions or other activities in which it may engage. As of the date hereof, the Company has no agreements in place for any acquisitions. Such transactions or activities could cause disruptions in, increase risk or otherwise negatively impact its business. Among other things, such transactions and activities may:

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

The Class A Units and Class B Units meet the definition of compound financial instruments. Under IAS 32.31, when a compound financial instrument has been determined to contain a financial liability and an equity component, the fair value of the liability is calculated first and the residual is allocated to the equity component. Consequently, the Class A Units and Class B Units were financial liabilities measured at amortized costs and the residual was allocated to equity. This is consistent with the Company’s accounting policy for compound financial instruments as disclosed in Note 3 of the consolidated financial statements.

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

	Argentina $	Colombia $	Mexico $	United States of America $	Canada $	Total $
December 31, 2021
Tower rental revenue	678,002	2,014,364	147,902	-	-	2,840,268
Service revenue	-	3,416,385	-	-	2,182,516	5,598,900
Sales revenue	2,238,087	-	10,370	-	-	2,248,547
Total Revenues	2,916,089	5,430,749	158,272	-	2,182,516	10,687,626

December 31, 2020
Tower rental revenue	945,647	550,418	278,281	-	-	1,774,346
Service revenue	-	-	-	346,317	626,319	972,636
Sales revenue	1,244,773	14,439	5,119,888	-	-	6,379,100
Total Revenues	2,190,420	564,857	5,398,169	346,317	626,319	9,126,082

December 31, 2019
Tower rental revenue	1,102,810	292,848	244,978	-	-	1,640,636
Service revenue	-	-	-	561,759	-	561,759
Sales revenue	-	3,069,670	141,529	-	-	3,211,199
Total Revenues	1,102,810	3,362,518	386,507	561,759	-	5,413,594

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

Results of Operations

The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2021, 2020, 2019:

	2021	2020	Change from 2020 to 2021	2019	Change from 2019 to 2020
	$	$	$	$	$
Revenue	10,687,626	9,126,082	1,561,544	5,413,594	3,712,488
Advertising and Promotion	235,243	133,726	101,517	46,789	86,937
Amortization	1,436,058	1,260,439	175,619	1,261,964	(1,525)
Bad Debts	78,056	38,410	39,646	150,551	(112,141)
Foreign exchange	(397,940)	540,633	(938,573)	21,576	519,057
Interest, Financing Charges and accretion	2,127,429	1,205,657	921,772	1,912,553	(706,896)
Maintenance and operations	984,171	942,370	41,801	1,001,161	(58,791)
Office and Miscellaneous	884,896	869,732	15,164	963,460	(79,938)
Professional Fees and Consulting	1,780,545	2,395,170	(614,625)	2,366,030	29,140
Share Based Compensation	130,000	0	130,000	0	0
Travel	103,369	154,043	(50,674)	214,065	(60,022)
Total Other Income (Expenses)	(1,569,015)	(122,633)	(1,446,382)	114,378	(237,011)
Net Comprehensive income (loss)	(3,454,371)	(3,165,858)	(288,513)	(8,474,964)	5,309,106

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

The Company’s other expenses for the year ended December 31, 2021, totaled $1,569,015, compared to other expenses of $122,633 for the year ended December 31, 2020 and total expenses for the year ended December 31, 2019 of $114,379. The increase in other expenses for the year ended December 31, 2021 compared to the prior year was primarily the result of the impairment of intangible assets of $1,056,716 due to the MLAs related to the towers that were sold in Argentina during 2021. The increase in other expenses for the year ended December 31, 2020 compared to the prior year was primarily the result of the impact from the gain/loss on net monetary position ($1,769,222) that was offset by a reduction of the write off of cancelled towers ($865,475).

The Company’s advertising and promotion expenses for the year ended December 31, 2021, totaled $235,243 compared to the advertising and promotion expenses of $133,726 for the year ended December 31, 2020 and the advertising and promotion expenses for the year ended December 31, 2019 of $46,789. The advertising and promotion expenses include costs for advertising and promotion, expenses for meals and entertainment and commission expenses. Commission expenses are one-time charges for closing transactions and financing activities. The increase in advertising and promotion expenses for the year ended December 31, 2021 compared to the prior year was primarily the result of the new efforts that the Company implemented to advertise during 2021. The increase in advertising and promotion expenses for the year ended December 31, 2020 compared to the prior year was primarily the result of the increase in commission expenses during 2020 ($60,115 variance versus prior year).

The Company’s amortization for the year ended December 31, 2021, totaled $1,436,058 compared to the amortization of $1,260,439 for the year ended December 31, 2020 and the amortization  for the year ended December 31, 2019 of $1,261,964. The increase in amortization for the year ended December 31, 2021 compared to the prior year was primarily the result of the additional amortizations in T3 for $254,192. The decrease in amortization for the year ended December 31, 2020 compared to the prior year was primarily the result of the additional amortizations in T3 for $15,838 and Mexmaken for $36,768.

The Company’s bad debts for the year ended December 31, 2021, totaled $78,056 compared to bad debts of $38,410 for the year ended December 31, 2020 and bad debts for the year ended December 31, 2019 of $150,551. The increase in bad debts for the year ended December 31, 2021 compared to the prior year was primarily the result of additional reserves in Mexmaken ($63,652). The decrease in bad debts for the year ended December 31, 2020 compared to the prior year was primarily the result of the reduction of the reserve in Evotech ($105,562).

The Company’s foreign exchange expenses for the year ended December 31, 2021, totaled $(397,940) compared to the foreign exchange expenses of $540,633 for the year ended December 31, 2020 and the foreign exchange expenses for the year ended December 31, 2019 of $21,576. The decrease in foreign exchange expenses for the year ended December 31, 2021 compared to the prior year was primarily the result of the amount related to T3 ($897,859 compared to the prior year). The increase in foreign exchange expenses for the year ended December 31, 2020 compared to the prior year was primarily the result of intercompany loan adjustments.

The Company’s interest, financing charges and accretion for the year ended December 31, 2021, totaled $2,127,429 compared to interest, financing charges and accretion of $1,205,657 for the year ended December 31, 2020 and interest, financing charges and accretion for the year ended December 31, 2019 of $1,912,553. The increase in interest, financing charges and accretion for the year ended December 31, 2021 compared to the prior year was primarily the result of additional loans received during in 2021 in TO and T3 ($428,256 and $327,873, respectively). The decrease in interest, financing charges and accretion for the year ended December 31, 2020 compared to the prior year was primarily the result of the reduction of the interest in TO ($677,617) due to interest adjustments included in 2019 ($601,433).

The Company’s maintenance and operations expenses for the year ended December 31, 2021, totaled $984,171 compared to the maintenance and operations expenses of $942,370 for the year ended December 31, 2020 and the maintenance and operations expenses for the year ended December 31, 2019 of $1,001,161. The increase in maintenance and operations expenses for the year ended December 31, 2021 was primarily the result of was the dismissal compensation for employees in Mexmaken of $59,066. The decrease in maintenance and operations expenses for the year ended December 31, 2020 compared to December 31, 2019 was primarily the result of a decrease in costs in TCTS by a total of $315,875 as a result of salaries of crew being included as tower site costs instead of as salaries and wages.

Revenues

2021 compared to 2020

Total revenue increased to $10,687,626 for the year ended December 31, 2021 compared to $9,126,082 as of December 2020, primarily as a result of an increase of the sales in Colombia during 2021 (4,867,305) being the main driver the service for construction of towers 3,416,385. In addition, the monthly recurring service fee increased from $1,106,330 in 2020 to $1,981,748 in 2021.

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

Operating Activities

Cash used in operating activities during fiscal year 2021 was $5,416,863 (compared with $398,219 for fiscal year 2020 and $3,119,626 for fiscal year 2019). The increase in cash utilized in operating activities during fiscal year 2021 as compared to fiscal year 2020 was primarily the result of the changes in accounts receivable ($4,434,677) and prepaid expenses ($3,068,979).

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

Consequently, the Company's ongoing operations are dependent on the Company's ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. The Company may not be able to generate sufficient cash flows from its operations in the foreseeable future to support its working capital needs and may have to rely on funding through future equity issuances and short term borrowings to finance ongoing operations and the construction of cellular towers. Based upon the current level of our operations and our current expectations for future periods in light of the current economic environment, we believe that cash flow from our operations and available cash, will not be adequate to finance the capital requirements for our business during the next 12 months without additional funding through future equity issuances and short term borrowings, which will depend on market conditions. Additionally, in the future we may make acquisitions of businesses or assets or commitments to additional capital projects. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, additional capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets or the issuance of securities. As of the date hereof, the Company has no agreements in place for any acquisitions.

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

Item 19.  Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of the Company.*
1.2	Certified Copy of Notice of Articles dated October 7, 2020.*
1.3	Certificate of Change of Name dated December 28, 2016.*
4.1	Omnibus Equity Incentive Plan.*
4.2	Summary of Loan Agreement with Itau Corpabanca Colobia SA dated March 11, 2021*
4.3	Summary of Collaboration Agreement with Commerk S.A.S. dated April 2, 2021.*
4.4	Summary of Loan Agreement with Itau Corpbanca Colobia SA dated September 14, 2021.*
8.1	List of significant subsidiaries of the Company.*
11.1	Code of Business Conduct and Ethics.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
15.2	Audit Committee Charter*
99.1**	Audited Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019
101.INS**	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed with previous Form 20-Fs

**Filed herewith.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

TOWER ONE WIRELESS CORP.

Date: October 27, 2022	By:	/s/ Alejandro Ochoa
Name: Alejandro Ochoa
Title: Chief Executive Officer and Interim Chief Financial Officer