Form 20-F/A
period 2021-12-31
TOWER ONE WIRELESS CORP.
filed 2023-03-07
CIK 1579026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

_________________________________________

Washington, D.C. 20549

FORM  20-F/A

(Amendment No. 2)

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

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (the “Amendment”) is being filed by Tower One Wireless Corp. (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 19, 2022 (the “Original Filing”), and as amended on October 27, 2022. The Company is filing this Amendment to further amend certain disclosures in the Original Filing, as amended regarding the business and operations of the Company.

Except as described above, the Amendment does not amend any information set forth in the Original Filing, as amended, or reflect any events that occurred subsequent to the filing of the Original Filing on May 19, 2022, as amended on October 27, 2022.

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

The Company’s maintenance and operations expenses for the year ended December 31, 2021, totaled $984,171 compared to the maintenance and operations expenses of $942,370 for the year ended December 31, 2020 and the maintenance and operations expenses for the year ended December 31, 2019 of $1,001,161. The increase in maintenance and operations expenses for the year ended December 31, 2021 was primarily the result of was the dismissal compensation for employees in Mexmaken of $59,066. The decrease in maintenance and operations expenses for the year ended December 31, 2020 compared to December 31, 2019 was primarily the result of decrease in costs in TCTS by a total of $315,875 as a result of salaries of crew being included as tower site costs instead of as salaries and wages.

The following are the material costs which are directly attributed to the supply of our services:

1. Land rent costs: This is the lease of the land/property that we use for tower construction.

2. Utilities costs: This is the energy/power that the tower uses for operation.

3. Costs for technical services: This is related to the cost of constructing towers for third parties.

4. Costs for assets sold: This is the plant, property and equipment cost, and all related costs, for a tower that was sold.

5. Insurance costs: This is related to the insurance policies for the towers.

6. Repair and maintenance costs: This is related to the preventive/corrective maintenance and also for any additional cost that the tower might have once it is completed that does not add any value or extend the useful life of the tower.

Since our 2020 financial year, our cost of assets sold decreased by 23% but the cost of our construction services increased by 536%. Our costs are driven mainly by (i) the cost of goods sold related to the towers that were part of our plant, property and equipment and that were sold during the relevant period and (ii) the construction services provided to one of our customers. The cost of our construction services increased so significantly because we constructed more towers for one of our customers.

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

TOWER ONE WIRELESS CORP.

Date: March 6, 2023	By:	/s/ Alejandro Ochoa
Name: Alejandro Ochoa
Title: Chief Executive Officer and Interim Chief Financial Officer